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06019320

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aozora Bank, Ltd.

*CURRENT ADDRESS 3-1, Kudan-minami 1-chome
Chiyoda-ku, Tokyo 102-8660
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
E DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35047 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 12/18/06

RECEIVED
2006 NOV -9 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A

Press Releases

Exhibit A-1

(Translated)

Notification regarding Offering Price, Domestic and Overseas Offering, and Over-Allotment

November 6, 2006. The price and the number of our common shares offered in the domestic and international market and for over-allotments have been determined as below.

1. Offering price	570yen per share	
2. Numbers of shares offered	Domestic offering	298,695,000 shares
	Overseas offering	317,114,000 shares
	Over-allotment	50,804,000 shares

3. Background to Decision on Offering Price

Focusing on institutional investors, book building was conducted based on a temporary price between 550 and 610 yen.

Over the course of this book building, demand for shares (the numbers of which are shown above) was assessed. The following characteristics were displayed in the book-building process:

(1) The general demand for shares largely exceeded the number offered
(2) The number of declarations of demand was large
(3) A considerable number of declarations focused on the highest level of the temporary price range.

Despite such characteristics, the offering price of 570 yen was decided as a result of discussion between the sellers and Nikko Cordial (the Joint Global Coordinator), Goldman Sachs International, and Morgan Stanley and Co. International Limited, after consideration of the results of book-building (demand exceeded the number of shares offered), whether or not the required number of shareholders had been fulfilled, current market conditions, evaluation of companies which have listed recently, and the risk of price fluctuations up until the day of listing.

The underwriting price for the sellers Cerberus NCB Acquisition LP. General Partner Cerberus Aozora GP LLC, ORIX Corporation, and Tokio Marine and Nichido Fire Insurance Co., Ltd., will be 538.65yen. It has been decided that the underwriting price for shares offered by the RCC will be above the offering price , with an underwriting fee of 21.38yen per share.

(Translated)

[For reference]

Public share offering

(1) Numbers of shares offered	Domestic offering	298,695,000
	Overseas offering	317,114,000
	Maximum through over-allotment	50,804,000
	The number of shares in □ and □ above will combined total no more than 615,809,000, with the offer price being determined as described in (3) below according to demand. Moreover, the number of shares offered may change.	
(2) Subscription period	Tuesday, November 7, through Thursday, November 9, 2006	
(3) Transfer date	Tuesday, November 14, 2006	
(4) Others	195,000 shares from the domestic offering will be sold for employee's share holding consortium.	

<u>**Not to be distributed in the United States:**</u>

The purpose of this press release is to announce certain information in relation to the listing of our shares and is not to seek an offer to buy our shares. When investing in our shares, please do so upon your own decision based on reading our offering memorandum (and any amendments thereto) issued by us.

Furthermore, this press release is not an offer to sell, nor is it seeking an offer to purchase our shares in the United States. Unless the shares are registered under United States Securities Act of 1933 or have received waivers of such registration, we can not offer to sell nor seek an offer to purchase our shares in the United States. Our shares are not registered under the United States Securities Act of 1933. This document is not to be distributed in the United States.

Exhibit A-2

RECEIVED
2006 NOV -9 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

Provisional Conditions Regarding the Offering of Our Shares

October 25, 2006. On October 13, 2006, we have determined our provisional conditions regarding the offering of our shares. The conditions are as written below.

1. Provisional Conditions .... ¥550 to ¥610 per share

2. Reasons for the Determination of the Provisional Conditions

The provisional conditions are based on our business financial and management standings, on comparison against other listed companies involved in similar business, opinions of institutional investors who are considered to be well qualified for price assessment and other factors.

[For Reference]

Summary of the Offering

1. Number of Shares Offered .... Common Stocks
   Domestic: 338,695,000 shares
   International: 77,114,000 shares
   Over-allotment Options: 50,804,000 shares (maximum)

2. Book Building Period.................. Between October 26, 2006 and November 6, 2006

3. Pricing Date................................. November 6, 2006
4. Subscription Period...................... Between November 7, 2006 and November 9, 2006

5. Delivery Date .... November 14, 2006

6. On Over-allotment Options

Along with the domestic offering, Nikko Citigroup Limited, upon consideration of the demand for our shares in the market, may purchase up to 50,804,000 shares of our common stock for the domestic offering (the "**over-allotment option**").

In relation to the over-allotment option, our shareholders, Cerberus NCB Acquisition, L.P., ORIX Corporation, and Tokio Marine & Nichido Fire Insurance Co., Ltd., have granted Nikko Citigroup Limited a right to purchase our common stock, up to the maximum number of shares scheduled to be offered for over-allotment options, at the same price as the underwriting price (the "**greenshoe option**"). This agreement is effective until December 8, 2006.

In addition, Nikko Citigroup Limited may engage in transactions to purchase our shares in the Tokyo Stock Exchange up to the number of shares for sale by over-allotment for the purpose of returning the shares purchased for over-allotment options (the "**syndicate cover transaction**"), during the period between November 14, 2006 (the date of listing of our shares) and December 8, 2006 (the "**syndicate cover transaction period**"). Nikko Citigroup Limited may choose at their own discretion not to engage in any syndicate cover transaction at all or may discontinue such transaction without purchasing the maximum number of shares scheduled to be offered for over-allotment options.

Nikko Citigrop Limited plans to use the greenshoe option to purchase the number of shares purchased for over-allotment less the number of shares purchased in syndicate cover transactions. As a result, Nikko Citigroup Limited will not use greenshoe options

to purchase shares in relation to syndicate cover transactions. The above mentioned transaction will be held upon Nikko Citigroup Limited's discussion with Goldman Sachs Japan Co., Ltd. and Morgan Stanley Japan Securities Co., Ltd.

Not to be distributed in the United States:

The purpose of this press release is to announce certain information in relation to the listing of our shares and is not to seek an offer to buy our shares. When investing in our shares, please do so upon your own decision based on reading our offering memorandum (and any amendments thereto) issued by us.

Furthermore, this press release is not an offer to sell, nor is it seeking an offer to purchase our shares in the United States. Unless the shares are registered under United States Securities Act of 1933 or have received waivers of such registration, we can not offer to sell nor seek an offer to purchase our shares in the United States. Our shares are not registered under the United States Securities Act of 1933. This document is not to be distributed in the United States.

Exhibit A-3

(Translation)

Notice concerning offering of our shares

October 13, 2006. In relation to the listing of our common stock on the Tokyo Stock Exchange, we have decided on the offering of our shares today as written below.

This offering, in relation to the listing of our common stock on the Tokyo Stock Exchange, is scheduled to consist of a domestic offering of 338,695,000 shares (the "**domestic offering**"), an international offering of 277,114,000 shares (the "**international offering**") and 50,804,000 shares (maximum) in connection with over-allotments. The Resolution and Collection Corporation, a Japanese governmental institution, and our top three shareholders, (Cerberus NCB Acquisition, L.P. General Partner Cerberus Aozora GP LLC, ORIX Corporation and the Tokio Marine & Nichido Fire Insurance Co., Ltd.) will offer one-third of our shares that they own for this offering (the government institutions will be offering one-third of total residual common shares that they own after taking acquisition requests into consideration), which includes shares for the greenshoe option in connection with over-allotments.

The Resolution and Collection Corporation will offer 232,712,000 shares of our common stock to the international offering, after conversion of 174,534,000 shares of our Series Five Preferred Stock. This will return some portion of the public funds that the back received upon the completion of the special public management.

Offering of our shares:

1. Type of offering .... Common stock
2. Number of shares offered for:
   a. the domestic offering .... 338,695,000 shares
   b. the international offering .... 277,114,000 shares
   c. the over-allotment options .... 50,804,000 shares (maximum)

   Upon consideration of the demand in the market, the definite breakdown of the number of shares to be offered in each of the domestic offering and the international offering will be determined, within a total of 615,809,000 shares, which is the total number of issuance (the "**total number of shares offered**"), on the Pricing Date defined below. Total Number of Shares Offered may be subject to change.

3. Offering Price .... Not yet determined.
   Provisional conditions for the price will be offered on October 25, 2006. Taking such conditions and market demand in consideration, the price will be determined on November 6, 2006 (the "**Pricing Date**").

(Translation)

4. Selling shareholders and the number of shares to be offered:

a. Domestic Offering:

Cerberus NCB Acquisition, L.P. General Partner Cerberus Aozora GP LLC.....	71,377,000 shares
ORIX Corporation............................	17,303,000 shares
Tokio Marine & Nichido Fire Insurance Co., Ltd.	17,303,000 shares

b. International Offering:

Cerberus NCB Acquisition, L.P. General Partner Cerberus Aozora GP LLC.....	186,628,000 shares
ORIX Corporation............................	45,243,000 shares
Tokio Marine & Nichido Fire Insurance Co., Ltd.	45,243,000 shares

c. Over-allotment Options:

Nikko Citigroup Limited...................	50,804,000 shares

Note:

As mentioned above, the numbers of shares offered may be subject to change.

5. Offering method:

1. Domestic offering:

   Offering in Japan is scheduled to be underwritten and offered through Nikko Citigroup Limited, Goldman Sachs Japan Co., Ltd., Morgan Stanley Japan Securities Co., Ltd. (together, the Japanese joint lead managers and bookrunners), Mizuho Securities Co., Ltd., Nomura Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., ORIX Securities Corporation, Monex, Inc., Okasan Securities Co., Ltd., Shinko Securities, and Tokai Tokyo Securities Co., Ltd.

2. International offering:

   Offering outside of Japan refers to the sales of our shares in the international market, primarily in the United States and Europe (offering in the United States is made only to qualified institutional investors as defined in the Rule 144 of the United States Securities Act of 1933). The aggregate number of shares shall be severally underwritten by the underwriters of which shall be Goldman Sachs International, Morgan Stanley & Co. International Limited, Citigroup Global Markets Limited (together, the joint global coordinators and joint bookrunners of the global offering), Credit Suisse Securities (Europe) Limited., Fox-Pitt, Kelton Incorporated and Sandler O'Neil & Partners, L.O.

3. Over-allotment options:

   Nikko Citigroup may, upon consideration of the demand for our shares in the domestic market, may purchase up to 50,804,000 shares from Cerberus NCB Acquisition, L.P. General Partner Cerberus Aozora GP LLC, ORIX Corporation, and Tokio Marine & Nichido Fire Insurance Co., Ltd. to be additionally offered in the domestic market.

(Translation)

2(c) above refers to the maximum number of shares scheduled to be purchased by Nikko Citigroup Limited for over-allotment options and, and therefore, depending on the demand in the market for our shares, the number may be reduced or such option may be cancelled. In the event that the domestic offering is cancelled, offering in relation to over-allotment options will also be cancelled.

6. Subscription Period:

Between November 7, 2006 and November 9, 2006.

7. Delivery Date:

November 14, 2006

8. Application Warrant Fee

Same as offering price per share. There will be no interest.

9. Subscription Unit

1,000 shares

10. Our CEO is responsible for the decisions necessary for all matters relating to the domestic and international offering and over-allotment options of our common stock.

For Reference

1. Summary of Offering

a. Number of shares offered

Common Stock

1.	Domestic offering	338,695,000 shares
2.	International offering	277,114,000 shares
3.	Over-allotment options	50,804,000 shares

b. Period for application of request

Between October 26, 2006 and November 6, 2006

c. Pricing Date

November 6, 2006

d. Subscription Period

Between November 7, 2006 and November 9, 2006.

e. Delivery Date

November 14, 2006

f. On Over-allotment Options

Along with the domestic offering, Nikko Citigroup Limited, upon consideration of the demand for our shares in the market, may purchase up to 50,804,000 shares of our common stock for the domestic offering (the **"over-allotment option"**).

In relation to the over-allotment option, our shareholders, Cerberus NCB Acquisition, L.P., ORIX Corporation, and Tokio Marine & Nichido Fire Insurance Co., Ltd., have granted Nikko Citigroup Limited a right to purchase our common stock, up to the maximum number

of shares scheduled to be offered for over-allotment options, at the same price as the underwriting price (the "**greenshoe option**"). This agreement is effective until December 8, 2006.

In addition, Nikko Citigroup Limited may engage in transactions to purchase our shares on the Tokyo Stock Exchange up to the number of shares for sale by over-allotment for the purpose of returning the shares purchased for over-allotment options (the "**syndicate cover transaction**"), during the period between November 14, 2006 and December 8, 2006 (the "**syndicate cover transaction period**"). Nikko Citigroup Limited may choose at their own discretion not to engage in any syndicate cover transaction at all or may discontinue such transaction without purchasing the maximum number of shares scheduled to be offered for over-allotment options.

Nikko Citigrop Limited plans to use the greenshoe option to purchase the number of shares purchased for over-allotment less the number of shares purchased in syndicate cover transactions. As a result, Nikko Citigroup Limited will not use greenshoe options to purchase shares in relation to syndicate cover transactions. The above mentioned transaction will be held upon Nikko Citigroup Limited's discussion with Goldman Sachs Japan Co., Ltd. and Morgan Stanley Japan Securities Co., Ltd.

2. Dividends to Shareholders

a. Basic policy regarding distribution of dividends

We would like to make our decisions regarding the dividends of our common stock upon consideration of our business results, including income trends and future prospects thereto, and of stability and retained earnings.

b. Use of retained earnings

In terms of our retained earnings, upon consideration of the bank's publicity and of ensuring healthy business, we would like to aggressively work on distributing our profits to our shareholders while strengthening our financial structure through such measures as appropriate retention of earnings.

c. Specific plans regarding dividends to shareholders in the future

Although we would like to expand the dividends of our shares, after our listing, in light of making appropriate return of our income to our shareholders, we have not decided on a specific plan.

d. Dividends situations in the past three periods

	Fiscal year ending March 31, 2004	Fiscal year ending March 31, 2005	Fiscal year ending March 31, 2006
Net income per share	10.01	29.41	41.07
Dividends per share	Common Stock	Common Stock	Common Stock
	—	0.89	0.89
	Series Four Preferred Stock	Series Four Preferred Stock	Series Four Preferred Stock
	5.00	5.00	5.00
	Series Five Preferred Stock	Series Five Preferred Stock	Series Five Preferred Stock
	3.72	3.72	3.72

(Translation)

	Common Stock (—) Series Four Preferred Stock (—) Series Five Preferred Stock (—)	Common Stock (—) Series Four Preferred Stock (—) Series Five Preferred Stock (—)	Common Stock (—) Series Four Preferred Stock (—) Series Five Preferred Stock (—)
Dividend payout ratio	—	3.03%	2.17%
Capital Yield	12.44%	29.31%	30.57%
Dividend rate for shareholder's equity	—	0.74%	0.56%

Notes:

1) Basic net income per share is the difference of basic net income and dividends for preferred stocks divided by the average number of shares executed during the same period.
2) Capital yield is the difference between net income and dividends for preferred securities divided by total assets less the preferred securities. Dividend rate for shareholder's equity is dividends for common stock divided by stockholder's assets at period end less the preferred securities.
3) On September 11, 2006, a 1-for-2 reverse stock split was completed for each of our common stock and Series Four and Series Five Preferred Stocks. The revised dividends per share, upon taking "Financial Report to be submitted for application of listing" published by the Tokyo Stock Exchange and the effect of the reverse stock split into consideration, is as below.

	Fiscal year ending March 31, 2004	Fiscal year ending March 31, 2005	Fiscal year ending March 31, 2006
Net income per share	20.02	58.83	82.15
Dividends per share	Common Stock — Series Four Preferred Stock 10.00 Series Five Preferred Stock 7.44 Common Stock (—) Series Four Preferred Stock (—) Series Five Preferred Stock (—)	Common Stock 1.78 Series Four Preferred Stock 10.00 Series Five Preferred Stock 7.44 Common Stock (—) Series Four Preferred Stock (—) Series Five Preferred Stock (—)	Common Stock 0.89 Series Four Preferred Stock 10.00 Series Five Preferred Stock 7.44 Common Stock (—) Series Four Preferred Stock (—) Series Five Preferred Stock (—)

3. Sales policy

We may, to satisfy the number of shareholders required by the market's criteria for listing, upon taking the assignability of our shares after listing into consideration, sell our stocks to investors who did not file a subscription request.

(Translation)

Sales to the investors who have filed a subscription request will be decided by the underwriters, based on their respective sales policy. They will choose, from those who have subscribed to purchase our shares at the offering price, if not more, upon consideration of such investors' active involvement in the application and their knowledge, experience and policy towards investment.

Sales to investors who have not filed an application will be decided by the underwriters based on their respective sales policy and on such investors' active involvement in the application, their knowledge, experience and policy towards investment and their relationship with the underwriters.

4. Other

For this offering, certain portion of our 338,695,000 shares offered in the domestic offering will be provided to our employees.

Note:

"Dividends to Shareholders" above is based on prospects and does not promise a certain dividend to be paid to our shareholders.

Not to be distributed in the United States:

The purpose of this press release is to announce certain information in relation to the listing of our shares and is not to seek an offer to buy our shares. When investing on our shares, please do so upon your own decision based on reading our offering memorandum (and any amendments thereto) issued by us.

Furthermore, this press release is not an offer to sell, nor is it seeking an offer to purchase our shares in the United States. Unless the shares are registered under United States Securities Act of 1933 or have received waivers of such registration, we can not offer to sell nor seek an offer to purchase our shares in the United States. Our shares are not registered under the United States Securities Act of 1933. This document is not be distributed in the United States.

Exhibit A-4

(Translation)

Additional Information for Six-months Ended September 30, 2006 and Fiscal Year Ending March 31, 2007.

October 13, 2006. We are announcing our business forecasts for six-months ended September 30, 2006 as written below. We are also announcing the addition of basic net income per share, net income per share and net income after dilution onto our business forecast for fiscal year ending March 31, 2006 that has already been disclosed.

[Forecasts for six-months ending September 30, 2006]

1. Consolidated Business Forecast (in millions of yen unless noted otherwise)

	Forecasts for nine-months ended September 30, 2006			Results for nine-months ended September 30, 2005	
		composition ratio	compared to last fiscal year		composition ratio
Operating income	100,300	100%	35.3%	74,133	100%
Operating profit	34,400	34.3%	33.6%	25,748	34.7%
Interim net income	50,900	50.7%	13.4%	44,897	60.6%
Interim net income per share	35.91 yen	—	—	31.68 yen (15.84 yen)	—
Diluted interim net income per share	24.06 yen	—	—	21.22 yen (10.61 yen)	—

2. Non-consolidated Business Forecast (in millions of yen unless noted otherwise)

	Forecasts for nine-months ended September 30, 2006			Results for nine-months ended September 30, 2005	
		composition ratio	compared to last fiscal year		composition ratio
Operating income	95,500	100%	36.3%	70,062	100%
Operating profit	33,600	35.2%	29.0%	26,045	37.2%
Interim net income	50,600	53.0%	11.9%	45,207	64.5%
Interim net income per share	35.70 yen	—	—	31.89 yen (15.94 yen)	—
Diluted interim net income per share	23.92 yen	—	—	21.37 yen (10.68 yen)	—
Interim dividends per share		— (—)			—

Notes:

1) "Consolidated business forecast" and "Non-consolidated business forecast" above are based upon available information, assumption, estimates and projections on uncertain factors that may have influence on future business results. Therefore, our actual results may differ materially from those contained in the forecasts.

2) On September 11, 2006, a 1-for-2 reverse stock split was completed for each of our common stock and Series Four and Series Five Preferred Stocks. For basic net income, diluted net income per share and interim dividends per share, the values on the top represent the effect of the reverse stock split

(Translation)

and the value on the bottom in brackets represent numbers before such conversion.

3) Basic net income per share and diluted income per share are rounded up to the hundredth level.

[Forecasts for fiscal year ending March 31, 2007]

1. Consolidated Business Forecast (in millions of yen, unless noted otherwise)

	Forecasts for fiscal year ending March 31, 2007			Results for fiscal year ended March 31, 2006	
		composition ratio	compared to last fiscal year		composition ratio
Operating income	206,700	100%	20.2%	171,946	100%
Operating profit	65,200	31.5%	6.1%	61,440	35.7%
Net income	81,000	39.2%	(32.6)	120,114	69.9%
Basic net income per share	52.34 yen	—	—	82.30 yen (41.15 yen)	—
Diluted net income per share	38.29 yen	—	—	(56.78 yen) (28.39 yen)	—

2. Non-consolidated Business Forecast (in millions of yen unless noted otherwise)

	Forecasts for fiscal year ending March 31, 2007			Results for fiscal year ended March 31, 2006	
		composition ratio	compared to last fiscal year		composition ratio
Operating income	196,500	100%	20.1%	163,661	100%
Operating profit	63,300	32.2%	4.2%	60,729	37.1%
Net income	80,000	40.7%	(33.3%)	119,920	73.3%
Net income per share	51.68 yen	—	—	82.16 yen (41.08 yen)	—
Diluted net income per share	37.81 yen	—	—	56.68 (28.34 yen)	—
Dividends per share	Common Stock 1.78 yen Series Four Preferred Stock 10 yen Series Five Preferred Stock 7.44 yen			Common Stock 1.78 yen (1.78 yen) Series Four Preferred Stock: 10 yen (5 yen) Series Five Preferred Stock: 7.44 yen (3.22 yen)	

Notes:

1) "Consolidated business forecast" and "Non-consolidated business forecast" above are based upon available information, assumption, estimates and projections on uncertain factors that may have influence on future business results. Therefore, our actual results may differ materially from those contained in the forecasts.

2) On September 11, 2006, a 1-for-2 reverse stock split was completed for each of our common stock

and Series Four and Series Five Preferred Stocks. For basic net income, diluted net income per share and dividends per share, the values on the top represent the effect of the reverse stock split and the value on the bottom in brackets represent numbers before such conversion.

3) The dividends described above are based on the "Business Revitalization Plan" disclosed on August 2005 and are subject to possible changes.
4) Basic net income per share is based on the assumption that the RCC will convert our Series Five Preferred Stock into 232,712,000 shares of common stock.
5) Basic net income per share and diluted income per share are rounded up to the hundredth level.

Press release related contacts:

Corporation Communication Group:

Harada/Jimbo tel: 03-512-9252

Exhibit A-5

Aozora Bank
August 21, 2006

<Aozora Bank Announces Earnings Outlook for FY2006>

Tokyo, August 21, 2006 – Aozora Bank, Ltd., ("Aozora"), a leading Japanese commercial bank, today announced its earnings outlook for the fiscal year ending March 31, 2007.

(Consolidated Basis)

FY 2006 Forecast

Operating income	Operating profit	Net income
Million Yen	Million Yen	Million Yen
206,700	65, 200	81, 000

FY 2005 Results

Operating income	Operating profit	Net income
Million Yen	Million Yen	Million Yen
171, 946	61, 440	120, 114

(Non-consolidated Basis)

FY 2006 Forecast

Operating income	Operating profit	Net income
Million Yen	Million Yen	Million Yen
196, 500	63, 300	80, 000

FY 2005 Results

Operating income	Operating profit	Net income
Million Yen	Million Yen	Million Yen
163, 661	60, 729	119, 920

NOTE: Earnings forecasts involve risks and uncertainties since they are based on management's assumptions and beliefs in light of the information currently available to it. The reader should be aware that actual results may be materially different from any future results expressed herein due to various factors.

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

----END---

Exhibit A-6

<Aozora Securities Launches Operations>

TOKYO August 1, 2006–Aozora Bank, Ltd, ("Aozora"), a leading Japanese commercial bank, today announced that its brokerage subsidiary Aozora Securities Co. Ltd("Aozora Securities"), commenced operations in Tokyo today. We are very excited to announce that Aozora Securities is now open for business, as this marks an important expansion in the operational capabilities of the Aozora group, and further demonstrates our commitment to return Aozora to its place as a leading Japanese provider of financial solutions", said Mr.Noumi, Aozora's recently appointed Vice Chairman.

Aozora Securities will enhance the Bank's drive to expand and strengthen its product lineup to better serve clients. The new subsidiary will play a key role in meeting the needs of Aozora's long-standing institutional clients who have diversified their portfolios to include structured debt and other financial instruments. Demand is also growing from public service corporations seeking attractive alternative investment options beyond deposits and bank debentures.

Initially, Aozora Securities will act as a dedicated intermediary brokerage for the Bank, marketing exclusively to corporate clients. To support this launch, Aozora Securities has signed a business underwriting agreement in which the Bank will offer brokerage services for its new subsidiary. Consequently, Aozora Securities will be able to harness the Bank's network of over 50 dedicated salespeople at Head Office and eight sales offices around Japan. It will also be able to offer asset management products to the Bank's extensive customer base of regional financial institutions including first- and second-tier banks, credit unions and credit associations as well as educational and religious and other public service corporations.

Aozora Securities will initially focus on structured debt products marketing an array of sophisticated offerings. They will include Constant Maturity Swaps, Power Reverse Dual Currency bonds, Nikkei-linked bonds, commodity-index linked bonds, Constant Proportion Portfolio Insurance fund-linked bonds and synthetic Collateralized Debt Obligations. Over time, Aozora Securities plans to further enhance its product lineup.

Aozora Securities will deliver several benefits:

- Through Aozora Securities, Aozora will be able to source various securities directly from secondary markets. This will enable the Bank to be more price competitive, expand its product lineup and improve service quality.

- Aozora Securities is currently not a certified securities underwriter but plans to develop that capability in the future. Aozora Securities will make a big contribution to the range of financing options available to customers. It may also act as an underwriter and seller of the Bank's own corporate bond issues in the future

Company Outline

Name: Aozora Securities Co. Ltd.

Address: Eiha Building (7th Floor), Kanda Nishiki-cho, Chiyoda-ku, Tokyo

Date of Establishment: April 27, 2006

Date of Registration: July 5, 2006 (Kanto Local Financial Bureau, No. 274)

Capital: 500 million yen

Share ownership: A wholly owned subsidiary of Aozora Bank Ltd.

Representative Director: Masaya Mizobuchi

Number of Employees: 13

Career Profile: Masaya Mizobuchi

March 1966 - Graduated Tokyo University Faculty of Economics

April 1966 - Joined Long-Term Credit Bank of Japan, Ltd.

Sept. 1988 - President, LTCB International Ltd.

July 1995 - Senior Managing Director, Long-Term Credit Bank of Japan

Nov. 1996 - President, LTCB Trust and Banking Co., Ltd

June 1998 - President, Representative Director, Daiichi Securities, Ltd.

April 1999 - Chairman of the Board of Directors, Daiichi Securities, Ltd.

April 2000 - Special Advisor, UFJ Partners Asset Management Co., Ltd

June 2000 - President, Representative Director, UFJ Partners Asset Management Co., Ltd

March 2002 - Retired from UFJ Partners Asset Management Co., Ltd

April 2006 – President, Aozora Securities, Ltd.

Exhibit A-7

<Aozora Bank Reports Financial Results for the Three Months ended June 30>

-Record First Quarter Profit Boosted by Non-Interest Earnings Growth -

TOKYO July 31, 2006 – Aozora Bank, Ltd., ("Aozora" or the "Bank"), a leading Japanese commercial bank, today reported strong financial results for the three months ended June 30, 2006.
Fiscal first-quarter net income was the highest since the Bank began reporting financial results on a quarterly basis in FY2004. Following the record profit achieved in FY2005, the first-quarter results underline the success of Aozora management's strategy of promoting sustainable growth in both the Bank's core lending and specialty finance businesses. They also highlight the continuing diversification of Aozora's earnings base toward non-interest income and higher value-added banking services.

FINANCIAL HIGHLIGHTS: First Three Months of FY2006 (Consolidated Basis)

- Net income more than doubled compared with the same quarter a year ago, rising 144.5% to 33.1 billion yen. Net revenue growth, a gain from the reversal of reserves for possible loan losses and stringent cost control, all made significant contributions.

- Net revenue increased 21.0% to 28.7 billion yen compared with the fiscal first-quarter of FY2005, boosted by growth in non-interest income.

- Non-interest income rose 77.7% to 17.9 billion yen, compared with the same quarter a year earlier. This reflected significant gains in fee and commission-based income, trading revenues and net other operating income. Overall, non-interest income accounted for 62.5% of net revenue compared with 42.5% in the same quarter a year ago, reflecting Aozora's commitment to diversifying our earnings base coupled with a favorable trading environment.

- Our ratio of expenses to net revenue decreased a further 4.3 percentage points from 48.4% to 44.1%, highlighting ongoing management efforts to rein in costs.

- Our loan book totaled 3,408.1 billion yen as of June 30, 2006, an increase of 271.8 billion yen, or 8.7%, over the level at March 31 2006.

- Total assets grew 458.7 billion yen, or 7.7%, in the quarter and totaled 6,454.6 billion yen as of June 30, 2006 helped by increases in securities, loans and bills discounted.

- Non-consolidated FRL ratio fell 0.19 percentage points from 0.68% as of the end of March 2006, to 0.49% as of June 30, 2006, as the level of impaired loans continued to decline.

Aozora Bank Chairman and CEO Michael E. Rossi said: " I am pleased to report another strong quarter of profit and revenue growth. The results reported today show that Aozora has achieved a smooth transition to a full service commercial bank after gaining approval for the switch from long-term credit bank status. They also give me confidence that we are firmly on track for the current financial year."

EARNINGS REVIEW

Net revenue rose 21.0% to 28.7 billion yen in the first three months of FY2006, as non-interest income nearly doubled. This growth reflects Aozora's focus on areas such as specialty finance, derivative sales and fund investments where we can most effectively leverage our core structuring and risk management expertise. Non-interest income rose 77.7% to 17.9 billion yen, led by significant gains in net other operating income, net fees and commissions and net trading revenue. However, net interest income fell 21.0% to 10.8 billion yen, primarily as a result of increasing diversification into asset classes producing income not classified as interest income, while funding costs are recorded as interest expense.

General and administrative expenses rose 10.1% to 12.6 billion yen in the first three months of FY2006 principally because of investment on upgrades of our information technology systems. Despite this increase, management's continued focus on cost control helped trim our ratio of expenses to net revenue to 44.1% from 48.4% for the same quarter a year ago. Consequently, business profit rose 31.2% to 16.0 billion yen in the first quarter of FY2006. Operating profit increased 74.4% to 19.9 billion yen and extraordinary profit rose 570.5% to 13.1 billion yen due to increased reversals of reserves for possible loans losses. Income before income taxes increased 146.9% to 33.1 billion yen and net income increased 144.5% to 33.1 billion yen.

BALANCE SHEET SUMMARY

Total assets amounted to 6,454.6 billion yen as of June 30, 2006, a gain of 458.7 billion yen from the level of March 31, 2006. Asset growth was supported by increases in securities, loans and bills discounted.

Our loan book grew by 271.8 billion yen, or 8.7%, to 3,408.1 billion yen. Aozora has achieved month-on-month increases in our loan book every month since September 2005. The steady expansion of our loan book highlights the ongoing success of our "Marketing Force", a dedicated sales and marketing team launched last September, which continues to successfully win new clients and transactions for the Bank.

On the funding side, total deposits increased by 175.8 billion yen to 3,372.1 billion yen in the quarter. Total liabilities grew 450.9 billion yen to 5,722.8 billion yen, reflecting the sale of 100 billion yen of bonds during the quarter as well as increases in debentures, negotiable certificates of deposit and call money and bills sold.

OPERATIONAL HIGHLIGHTS (FY2006 Q1)

- On April 1, 2006, Aozora completed the transition from long-term credit bank status to become an "Ordinary Bank", a major step forward in enhancing our capabilities for existing and new clients. Aozora is now able to be more flexible in meeting the needs of our partners and clients because of the removal of several restrictions applicable only to long-term credit banks. Specifically, we no longer face requirements to sell a debenture to every new client wishing to make a deposit at the Bank and a prohibition on offering unsecured loans for a term longer than six months.

- In April 2006, Aozora raised 100 billion yen through the Bank's first corporate bond issue. The 5-year bond offers investors a 1.65% interest rate and was rated "A-" by Rating and Investment Information, Inc. (R&I) and Japan Credit Rating, Ltd. (JCR). The issue reflects Aozora's ongoing strategy of diversifying our fund raising activities and highlights a key benefit of the change of status to a full-service commercial bank.

- In May 2006, the Bank announced the establishment of a new brokerage subsidiary called Aozora Securities Ltd. The new subsidiary is part of Aozora's ongoing efforts to expand the range and quality of services we offer to clients and will also play a key role in the Bank's drive to grow non-interest income and further diversify our earnings base. Headquartered in Tokyo, Aozora Securities plans to launch operations in August. Headed by President and Representative Director Masaya Mizobuchi, the subsidiary will initially offer a range of structured debt products to financial institutions and public service corporations.

- In June 2006, Aozora launched sales of the latest offering in our "Excellent First" series of principal-guaranteed deposit products targeted at high net-worth individuals. Our Excellent First product line offers attractive yields in return for the depositor granting an early redemption option to the Bank. This new product, "Excellent First V", was a variation of the successful Excellent First brand.

- In June 2006, Kimikazu Noumi, was appointed as Director and Vice Chairman of Aozora Bank. Mr. Noumi is a veteran banker with more than 30 years of experience in the Japanese and international financial markets. He joined Aozora from Norinchukin Zenkyoren Asset Management Co., Ltd., where he served as President. Previously, he held various senior positions at Norinchukin Bank including General Manager of the New York Branch, Manager of the International Finance Division, Manager of the Securities Investment Division, Managing Director and finally the post of Senior Managing Director. His appointment further strengthens our senior management team.

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

---END---

Exhibit A-8

Aozora Bank
July 3, 2006

Personnel Change

Appointment [as of July 1, 2006]

Executive Officer Deputy Head of Financial Markets Group General Manager of Derivatives Sales Division	Tetsuo Matsui	(Deputy Head of Financial Markets Group General Manager of Derivatives Sales Division)

(End)

Personal History

Name Tetsuo Matsui

Date of Birth August 26, 1957

Education March 1980 BA in Law, Chiba University

Career Summary

April 1980	Sanwa Bank, Ltd. (Current The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
January 1991	Citibank, N.A.
November 1996	Dai-Ichi Kangyo Bank, Ltd. (Current Mizuho Bank, Ltd.)
June 2000	Sanwa Bank, Ltd.
April 2002	Aozora Bank, Ltd. Joint General Manager, Financial Markets Division
April 2004	General Manager, Derivatives Sales Division
June 2005	Deputy Head of Financial Markets Group & General Manager, Derivatives Sales Division
July 2006	Executive Officer, Deputy Head of Financial Markets Group & General Manager, Derivatives Sales Division

(End)

Exhibit A-9

RECEIVED
2006 NOV -9 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Aozora Bank
June 20, 2006

Personnel Change in the Director and the Officer

1. Transfer [as of June 23, 2006]

Director and Senior Managing Executive Officer	Lee Millstein	(Senior Managing Executive Officer)

2. Retirement [as of June 23, 2006]

Director Jake Garn

3. Retirement [as of June 30, 2006]

Managing Executive Officer Tomoaki Ishii

End

Exhibit A-10

< Aozora Bank Reports Record Earnings Results

-Highest Profit in 49-Year History--

TOKYO –May, 22 2006- Aozora Bank, Ltd., ("Aozora" or "the Bank"), a leading Japanese commercial bank, today reported strong financial results for the year ended March 31, 2006. Our net income for FY2005 was the highest achieved since the establishment of the Bank in 1957. This achievement demonstrates the positive impact of Aozora management's strategy to pursue growth in the Bank's core lending and specialty finance businesses and to steadily diversify the Bank's earnings base toward higher value-added services. Non-interest income now accounts for more than half of Aozora's net revenue.

FY2005 FINANCIAL HIGHLIGHTS (Consolidated Basis)

- Net income rose 33.6% to 120.1 billion yen. Net growth in revenues, gains from the reversal of reserves for possible loan losses and tight cost controls, all contributed to our record net income in FY2005.

- Net revenue rose 17.5% to 114.2 billion yen on the basis of significantly higher non-interest income, including gains in net fees and commissions, net trading revenue and net other operating income. Overall, non-interest income in FY2005 accounted for 53.6% of our net revenue as compared with 39.4% in the previous financial year.

- Our loan book grew by 469.9 billion yen, or 17.6% to 3,136.3 billion yen as of March 31, 2006. This is the first year-on-year growth in the Bank's loan book since FY2001.

- Our ratio of expenses to net revenue decreased 4.3 percentage points from 47.6% to 43.3%. Expenses as a proportion of net revenue have declined every year since the new management assumed control in FY2000.

- Total assets grew by 1,220.5 billion yen, or 25.6%, to 5,995.9 billion yen as of March 31, 2006, boosted by an increase in investment securities, and loans and bills discounted.

- Our business profit, or "gyomu jun-eki", grew 27.4% to 64.8 billion yen in FY 2005. This growth demonstrates the underlying strength of Aozora's main banking businesses.

- FRL ratio fell to 0.68% as the level of impaired loans reduced.

Aozora Bank Chairman and CEO Michael E. Rossi said; "By any measure, this has been a landmark year in our history, marked by the successful transition from a Long-Term Credit Bank to an "Ordinary Bank" and record profit. We are delighted with the financial results we are reporting today. They demonstrate the hard work and commitment of our employees, the ongoing support and partnership of our customers and shareholders, and the successful execution of our business strategy. We are now ideally positioned to launch the next stage in our development."

EARNINGS REVIEW

Net revenue rose 17.5% to 114.2 billion yen in FY2005, in large part due to the increase in non-interest income. This growth reflects Aozora's strategy of focusing resources on areas such as specialty finance, derivative sales and fund investments where we can most

effectively leverage our core structuring and risk management expertise. Our non-interest income grew overall by 59.9% to 61.2 billion yen and was led by significant gains in net other operating income, and in net fees and commissions. By contrast, our net interest income fell 10.0% to 53.0 billion yen, primarily as a result of increasing diversification into asset classes producing income not classified as interest income, while funding costs are recorded as interest expense. Although our general and administrative expenses rose 6.7% to 49.4 billion yen in FY2005, our steady focus on cost controls helped to reduce our ratio of expenses to net revenue to 43.3% from 47.6% a year ago.

Net revenue growth coupled with a continuing focus on cost control generated increases in business profit of 27.4 % to 64.8 billion yen, and operating profit of 34.5% to 61.4 billion yen. Extraordinary profit recorded in FY2005 amounted to 47.6 billion yen and was mostly attributable to reversal of reserves for possible loans losses. As a result, income before income taxes grew 21.1% to 109.1 billion yen, and our net income rose 33.6% to 120.1 billion yen. The FY2005 net income is the highest achieved in the Bank's 49-year history.

BALANCE SHEET SUMMARY

Total assets amounted to 5,995.9 billion yen as of March 31, 2006, a gain of 1,220.5 billion yen compared with a year earlier. Total asset growth in FY2005 was supported by an increase in both investment securities, and in loans and bills discounted. The loan book grew by 469.9 billion yen, or 17.6%, to 3,136.3 billion yen, increasing every month from September through the fiscal year-end. This was the first year-on-year growth since FY2001. We believe the loan book expansion is a direct result of Aozora's corporate reorganization launched in September 2005. Under this reorganization, we established a new "Marketing Force" that has been very successful in winning new customers and transactions for the Bank.

On the funding side, total deposits rose by 821.7 billion yen to 3,196.3 billion yen, helped by strong growth in retail term deposits following the launch of our new "Excellent First" deposit product line, which has proved very popular with high net-worth retail customers.

Our consolidated regulatory capital amounted to 731.3 billion yen as of March 31, 2006, up 114.1 billion yen, while risk-weighted assets were 3,755.0 billion yen, up 454.6 billion yen, each compared with a year earlier.

As a result, our capital adequacy ratio improved to 19.47%, as of March 31, 2006, compared with 18.70% a year ago. Our Tier-1 capital ratio also increased to 19.12% from 18.31%. These ratios are among the highest within Aozora's peer group in Japan.

FY 2005 OPERATIONAL HIGHLIGHTS

- In March 2006, Aozora received formal approval from Japan's Financial Services Agency to change its status from that of a Long-Term Credit Bank to an "Ordinary Bank", effective on April 1, 2006. Our new status removed the requirement that we sell a debenture to every retail client wishing to make a deposit with us and enhances our ability to open retail accounts. Our transition also eliminates the prohibition on offering unsecured loans for a term longer than six months; enabling us to participate in a broader range of syndicated loans and expand our capacity to engage in unsecured lending with retail customers.

- In February 2006, Rating and Investment Information Inc. (R&I), a leading

Japanese credit rating agency, raised Aozora's issuer rating to "A-" from "BBB", citing our current management team's focus on risk control, strengthening the customer base, and ability to deliver financial services as well as efforts to raise cost awareness. Earlier in FY2005, Standard & Poor's and Fitch Ratings both separately raised Aozora's long-term rating to "BBB+" from "BBB."

■ In September 2005, Aozora implemented a major operational reorganization reflecting management's commitment to on being a customer-focused, risk-conscious and efficient financial services firm. Under this reorganization, we established a new "Marketing Force" dedicated to winning new business and created the new position of Chief Marketing Officer. This initiative has already produced results, with increases in Aozora's loan book every month from September until financial year-end. We also merged our Corporate Banking and Special Finance Groups into a single Group to ensure the matching of customer needs and product development. Additionally, Aozora overhauled the Bank's credit analysis rating and approval process for loans and revamped the internal audit program.

■ In July 2005, Aozora opened a New York representative office as part of efforts to strengthen the Bank's information-gathering network in the United States. Located midtown on Park Avenue, the New York office raises the number of our overseas representative offices to four.

■ In June 2005, Aozora launched "Excellent First", a new principal-guaranteed deposit product targeted at high net-worth customers offering an attractive yield in return for the depositor granting an early redemption option to the Bank. The product has proved very popular with customers. To meet demand after the initial product expiry in December 2005(extended from September due to its popularity), we have launched an additional five principal-guaranteed deposit products offering a variety of maturities and interest rates under the "Excellent First" brand. We have attracted more than 100 billion yen in deposits through these offerings.

DIVIDENDS

We plan to pay a cash dividend of 0.89 yen per share to our common shareholders. This plan is subject to approval at the Bank's Annual General Shareholders' Meeting scheduled to be held on June 23, 2006.

Aozora Bank, Ltd is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, and corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders.

News and other information about Aozora Bank, Ltd. are available at http://www.aozorabank.co.jp/en/company/

---END---

<Establishment of a Regional Corporate Rehabilitation Fund for SMEs>

3 Aozora Bank Group companies (Aozora Bank, Ltd. ("Aozora Bank", President: Hirokazu Mizukami, Aozora Trust Bank, Ltd. ("Aozora Trust", President: Masaru Kawamura), Aozora Loan Services Co., Ltd. (President: Yutaka Yoneta)) and Resona Group Company (The Kinki Osaka Bank, Ltd. ("Kinki Osaka Bank", President: Hiroyuki Mizuta)) announced that they have jointly established a regional corporate rehabilitation fund to contribute in part to the support of prompt corporate rehabilitation in Osaka and neighboring areas.

The purpose of the fund is to provide both corporate and financial support for SMEs with potential for rehabilitation, harnessing corporate rehabilitation know-how cultivated between the Aozora Bank Group and the Kinki Osaka Bank.


Ref.
Before
After
Kinki Osaka Bank
Borrower
Claims that were held by Kinki Osaka Bank (Including publicly guaranteed claims)
Transfer a part of Beneficiary right
Kinki Osaka Bank Originator
Trust Transfer
Beneficiary right
Servicing consignment
Aozora Trust Bank
Borrower
Aozora Loan Services
Rehabilitation support and servicing

An environment allowing a fundamental approach to SME corporate rehabilitation is developed using a trust method, whereby Kinki Osaka Bank will entrust its claims to Aozora Trust in order to realize entrusted claims, including publicly guaranteed claims. This establishment of a private rehabilitation fund is considered meaningful as a support measure for SME corporate rehabilitation, and is expected to contribute to further revitalization of regional economies.

Fund Outline

1.	Name	Kinki Osaka Rehabilitation Fund
2.	Investment targets	Loans to SMEs based in Osaka and neighboring areas, that are seen to have potential for rehabilitation.
3.	Establishment	March 2006
4.	Size	1.1 billion yen
5.	Scheme	Entrustment of loans receivable

(Entruster)	Kinki Osaka Bank, Ltd.
(Trustee)	Aozora Trust Bank, Ltd.
(Servicer)	Aozora Loan Services Co., Ltd.

(Contact Information)

Aozora Bank, Ltd. Corporate Communication Group
TEL : 03-5212-9252 Harada, Jimbo

Exhibit A-12

RECEIVED

2006 NOV -9 A 11:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

<Aozora Bank Establishes Securities Unit to Expand Product Offerings>

TOKYO - May 19, 2006- Aozora Bank, Ltd, ("Aozora"), a leading Japanese commercial bank, today announced the establishment of a new subsidiary called "Aozora Securities Co. Ltd" to expand the range of products available to clients. A stockbrokerage application has been submitted to the Kanto Local Financial Bureau.,

The establishment of this new subsidiary is part of Aozora's ongoing drive to grow non-interest income and diversify the Bank's earnings base. Aozora Securities will be headquartered in Tokyo and is scheduled to begin operations in August 2006.

The new subsidiary will enable Aozora to begin handling a more diverse range of financial products to meet the evolving needs of the Bank's growing client base. Specifically, the new subsidiary will respond to the asset management needs of many of Aozora's long-standing institutional clients who have diversified their offerings to include a wider variety of products such as structured debt. The new unit is also aimed at satisfying the rising demand from public service corporations who are looking for alternative investment options for surplus capital beyond deposits and bank debentures.

Initially, the new subsidiary will act as a dedicated intermediary brokerage for Aozora Bank, marketing products exclusively to corporate clients and will not as a matter of policy target retail customers.

Aozora Securities will handle a range of products such as structured debt, straight bonds, and securitized products including Collateralized Debt Obligations (CDO's).

The main benefits of establishing Aozora Securities:

- The creation of a securities subsidiary means Aozora will be able to source various products directly from the secondary market. This will enable the Bank to strengthen pricing competitiveness, expand the product lineup and will make a major contribution to improving the quality of services offered.

- Although the Bank does not currently hold certification as a securities underwriter, a significant expansion in this business area is planned for the future. The establishment of a securities subsidiary will make a big contribution to the range of financing options available to clients. Aozora Securities may also act as an underwriter and seller of the Bank's own corporate bond issues.

Company Outline

Name: Aozora Securities Co. Ltd.

Address: Elha Building (7th Floor), Kanda Nishiki-cho, Chiyoda-ku, Tokyo

Date of Establishment: April 27, 2006

Capital: 500 million yen

Share ownership: A wholly owned subsidiary of Aozora Bank Ltd.

Representative Director: Masaya Mizobuchi

Number of Employees: 12

Personal History

Mar' 1966 - Graduated Tokyo University Faculty of Economics
Apr' 1966 - Joined Long-Term Credit Bank of Japan, Ltd.
Sept' 1988 - President, LTCB International Ltd.
July 1995 - Senior Managing Director, Long-Term Credit Bank of Japan
Nov' 1996 - President, LTCB Trust and Banking Co., Ltd.
June 1998 - President, Representative Director Daiichi Securities, Ltd.
Apr' 1999 - Chairman of the Board of Directors, Daiichi Securities, Ltd.
Apr' 2000 - Special Advisor, UFJ Partners Asset Management Co., Ltd.
Jun' 2000 - President, Representative Director, UFJ Partners Asset Management Co., Ltd.
Mar' 2002 - Retired from UFJ Partners Asset Management Co., Ltd.
May 2006 – President, Aozora Securities, Ltd.

Exhibit A-13

May 1, 2006

Personnel Change in the Executive Officers

Transfer [as of May 1, 2006]

Senior Managing Executive Officer	Izumi Ogura	(Senior Managing Executive Officer concurrently serving as General Manager of Internet Business Division)

(End)

Exhibit A-14

April 27, 2006

Personnel Change in the Executive Officer

Appointment [as of June 23, 2006]

Director	Lee Millstein	(Senior Managing Executive Officer)
Auditor	Tadaaki Satoyoshi	(Executive Officer)

[as of June 29, 2006]

Director, Vice Chairman	Kimikazu Noumi

All of the above will be officially approved at the 73rd FY Ordinary General Meeting of Shareholders and the Board Meeting or Auditors Meeting to be held on June 23, 2006.
Director Millstein is non-standing.

Retirement [as of June 23, 2006]

Director, Vice Chairman	Peter C. Hagan
Auditor	Ken Shigihara

(End)

Personal History

Name	Lee Millstein
Date of Birth	September10, 1970
Education	May,1992 University of Pennsylvania Graduated Magna Cum Laude for Dual Degree Program Bachelor of Science in Economics from the Wharton School Bachelor of Arts from the College of Arts & Sciences

Career Summary

1992	Mason Wood Walker, Corporate Finance Analyst
1994	Morgan Stanley New York, Associate Vice-President,High Yield Credit Research
1996	Morgan Stanley New York, Associate Vice-President,High Yield Bond Trading
1998	Morgan Stanley Japan, Managing Director and Head of Global High Yield for Japan and Asia Pacific
April, 2004	Managing Executive Officer & CCO, Aozora Bank, Ltd.
April, 2004	Senior Managing Executive Officer &CCO, Aozora Bank, Ltd.
February, 2005	Senior Managing Executive Officer, Aozora Bank, Ltd. (Present)

Personal History

Name	Tadaaki Satoyoshi
Date of Birth	June 16, 1946
Education	March, 1970 Graduated from the Faculty of Law, Tokyo University

Career Summary

April, 1970	Joined Mitsui Bank (the current Sumitomo Mitsui Banking Corporation)
April, 1990	Divisional Manager responsible for bond sales at Securities Division
June, 1993	Branch Manager of Ueno Hirokoji Branch
January, 1995	Divisional Manager responsible for market risk management at Capital Market Planning Division
October 1996 – March 1999	General Manager of Risk Management Division
September, 2000	Resigned from Sakura Bank (the current Sumitomo Mitsui Banking Corporation)
September, 2000	Joined The Nippon Credit Bank, Ltd. (renamed Aozora Bank, Ltd. in January 2001) as Executive Officer (present)

Personal History

Name	Kimikazu Noumi
Date of Birth	October 24, 1945
Education	March, 1969 Graduated from Tokyo University, Agricultural Department

Career Summary

April, 1969	Joined the Norinchukin Bank
July, 1988	General Manager of Akita Branch
June, 1990	Deputy Manager of International Finance Division
June, 1993	General Manager of New York Branch
July, 1995	Manager of International Finance Division
June, 1997	Manager of Treasury Securities Division
July, 1998	Manager of Securities Investment Division
June, 1999	Managing Director
June, 2002	Senior Managing Director
June, 2004	President of Norinchukin Zenkyoren Asset Management Co., Ltd. (present)

Exhibit A-15

April 26, 2006

Personnel Change in the Executive Officers

Transfer [as of May 1, 2006]

Senior Managing Executive Officer	Hiroshi Jinno	(Senior Managing Executive Officer concurrently serving as General Manager of Capital Markets Division)
Executive Officer concurrently serving as General Manager of Capital Markets Division	Shinsuke Baba	(Executive Officer)

(End)

Exhibit A-16

April 14, 2006

Lost Customer Data

Aozora Bank announces the loss of customer data kept by its Nagoya Branch has come to light. The details of the lost data are shown below.

The lost data consists of transaction slips (not applications) for the month of April, 2003. At present, the lost data has not been located and recovered; however, as neither external inquiries, reports of leakages of data, nor reports of misuse of the data have been received, the conclusion has been drawn that the data has been discarded unintentionally. All of the affected clients have been informed of this matter.

We at Aozora Bank regret and apologize for this incident. We take such matters extremely seriously, and necessary measures are in the process of being implemented to further tighten the management of customer information in order to prevent the recurrence of such an incident. The data in question does not include customer addresses, telephone numbers, or dates of birth.

Type of Document	Recorded information	# of items
Ordinary Deposit Account deposit slips (April, 2003)	Names, account #s, transaction dates, amounts deposited	192 items (154 clients)
Time Deposit deposit slips (April, 2003)	Names, account #s, transaction dates, amounts deposited, Time Deposit type, rate of interest, etc.	486 items (372 clients)
Total		678 items (total # of clients 492)

<For media inquiries, please contact: Public Relations Dept. (Harada or Jimbo) 03-5212-9252>

<For customers' inquiries, please dial 0120-335-862>

Exhibit A-17

April 12, 2006

Personnel Change in the Executive Officer

Appointment [as of May 1, 2006]

Executive Officer General Manager of HR Division	Tadashi Umino	(Senior General Manager of HR Division)

(End)

Personal History

Name	Tadashi Umino
Date of Birth	October 28, 1956
Education	March 1979 BA, Economics, Keio University
	June 1984 MBA, Wharton School, University of Pennsylvania

Career Summary

April 1979	Joined The Nippon Credit Bank Co., Ltd. (current Aozora Bank, Ltd.)
August 2000	General Manager of Investor Relations Department
April 2001	Joint General Manager of Corporate Planning Division
August 2002	General Manager of Risk Management Division
October 2003	Executive Assistant to the Chairman
April 2004	Chief of Staff, General Manager of Office of Chief Executive
June 2004	Senior General Manager, HR Division
May 2006	Executive Officer & General Manager of HR Division

(End)

Exhibit A-18

Aozora Bank, Ltd.

Notice concerning issuance of Straight Bond

Tokyo (April 12, 2006)—Aozora Bank announced issuance of 5-year straight bond as follows:

	Series 1
Total Amount of Bonds	JPY 100 billion
Term	5 years
Issue Price	99.96% of the nominal amount
Interest Rate	1.65% per annum
Application Period	April 12, 2006
Payment Date	April 24, 2006
Maturity Date	April 22, 2011
Interest Payment Dates	Each 24th day of April and October of each year as well as the maturity date
Collateral	None
Rating	Rating and Investment Information, Inc. A- Japan Credit Rating Agency, Ltd. A-

Aozora Bank
April 3, 2006

NEWS RELEASE

Personnel Change in the Executive Officers

Transfer [as of April 1, 2006]

New Position	Name	(Previous Position)
Senior Managing Executive Officer concurrently serving as General Manager of Capital Markets Division	Hiroshi Jinno	(Senior Managing Executive Officer)
Managing Executive Officer	Tomoaki Ishii	(Managing Executive Officer concurrently serving as General Manager of Fukuoka Branch)
Managing Executive Officer	Hirokazu Takino	(Managing Executive Officer General Manager of Operations Planning Division)

(End)

NEWS RELEASE

< Aozora Bank's Change of Status to an "Ordinary Bank">

Tokyo-March 31, 2006 - Aozora Bank, Ltd., will change its status from a Long-Term Credit Bank to an "Ordinary" Commercial Bank from April 1, 2006. Such a conversion is permitted under Japan's Merger and Conversion of Financial Institutions Law. This represents another step forward in improving the Bank's capabilities to service both existing and new clients. Aozora Bank is now able to be even more flexible in anticipating and meeting the ever-changing needs of its partners and clients by offering an expanded range of financial products and services. Leveraging its expertise accumulated as a Long-Term Credit Bank, Aozora believes it is well positioned to develop and deliver innovative banking products and services to its customers.

The change of status will enable Aozora to complete the transition to a full-service commercial bank. Key restrictions removed by the conversion are:

- The current requirement to sell a debenture to every retail client wishing to make a deposit at the Bank. Retail deposits with the Bank now amount to over 1.3 trillion yen ($11.3billion*), however depositors must purchase a minimum of ¥10,000 in debenture notes in order to open an account. Removal of this requirement will eliminate a barrier for opening retail accounts and permit more flexible growth of the Bank's retail business.
- The Long-Term Credit Bank Law prohibits advancement of unsecured loans for a term longer than six months. Removal of this restriction will allow Aozora to participate in a broader range of syndicated loans and to expand unsecured lending to retail clients.

The continuation of debenture issuance has also been made possible since receiving the approval of the FSA.

We look forward to offering our partners and clients a more flexible banking experience and are excited by these new opportunities to create value for our shareholders.

* Exchange rate: 115.00yen/per dollar

Aozora Bank Wins FSA Approval for Change of Status

Tokyo-March 24, 2006 - Aozora Bank, Ltd., has today received approval from Japan's Financial Services Agency (FSA) for conversion from a Long-Term Credit Bank to an "Ordinary" Commercial Bank effective April 1, 2006. Such a conversion is permitted under Japan's Merger and Conversion of Financial Institutions Law.

The change of status will enable Aozora to complete the transition to a full-service commercial bank. Key restrictions removed by the conversion are:

- The current requirement to sell a debenture to every retail client wishing to make a deposit at the Bank. Retail deposits with the Bank now amount to over 1.3 trillion yen ($11.3billion*), however depositors must purchase a minimum of ¥10,000 in debenture notes in order to open an account. Removal of this requirement will eliminate a barrier for opening retail accounts and permit more flexible growth of the Bank's retail business.
- The Long-Term Credit Bank Law prohibits advancement of unsecured loans for a term longer than six months. Removal of this restriction will allow Aozora to participate in a broader range of syndicated loans and to expand unsecured lending to retail clients.

The FSA has also approved Aozora Bank's application to continue debenture issuance for a ten-year period from the date of conversion.
Leveraging its expertise accumulated as a Long-Term Credit Bank, Aozora believes it is well positioned to develop and deliver innovative banking products and services to our customers.

* Exchange rate: 115.00yen/per dollar

Exhibit A-22

February 23, 2006

Aozora Bank, Ltd.
Yahoo Japan Corporation.

Consensual Cancellation of Agreement between Aozora Bank, Ltd. and Yahoo Japan Corporation on Internet Banking Business

We would like to announce that Aozora Bank, Ltd (Head Office: Chiyoda-ku, Tokyo, President: Hirokazu Mizukami, "Aozora Bank") and Yahoo Japan Corporation (Head Office: Minato-ku, Tokyo, President & CEO: Masahiro Inoue, "Yahoo") have decided to, effective today, consensually cancel the Agreement on a joint Internet Banking Business based on Aozora Trust Bank, Ltd. (Head Office: Chiyoda-ku, Tokyo, President: Masaru Kawamura) concluded on April 28, 2005.

Since the conclusion of the Agreement, Aozora Bank and Yahoo have been advancing a project to carry out a joint Internet Banking Business. It became apparent during our initial discussions that Aozora Bank and Yahoo wished to move in different strategic directions of the Internet Banking platform. Therefore, after careful discussion, both companies have concluded that it would be in their best interests to cancel the Agreement.

Aozora Bank and Yahoo will continue overall business collaboration, including the existing joint venture business in the Internet area and maintain an amicable relationship. With regard to the Internet Banking Business, each of the two companies will pursue its own individual strategy.

Exhibit A-23

Aozora Bank
February 23, 2006

Personnel Change in the Director

Appointment [as of February 23, 2006]

Director Marius J.L. Jonkhart

(End)

Personal History

Name Marius J.L. Jonkhart

Date of Birth March 16, 1950

Education

1975	Business Economics (MBA), Erasmus University
1980	Economics (Ph.d), Erasmus University

Career Summary

1981	Ministry of Finance (The Netherlands)
1984	Director of Domestic Monetary Affairs, Ministry of Finance
1985	Chairman and CEO of De Nationale Investeringsbank N.V.
2000	Chairman and CEO of NOB Holding N.V. (present)
2004	Member of the Supervisory Board of De Netherlandsche Bank N. V. (present)
	Member of the Supervisory Board of Connexxion Holding N. V. (present)
	Member of the Supervisory Board of Corus Netherland N. V. (present)
2005	Member of the Supervisory Board of Staatsbosbeheer N. V. (present)
	Member of the Board of AerCap N. V. (present)

RECEIVED
2006 NOV -9 A 11: 55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Aozora Bank
January 31, 2006

Personnel Change in the Executive Officer

Transfer [as of January 31, 2006]

Managing Executive Officer concurrently serving as General Manager of Fukuoka Branch	Tomoaki Ishii	(Managing Executive Officer)

(End)

Aozora Bank

January 31, 2006

<Aozora Bank reports the results for the first nine months of FY2005>
-Loan balance grows for first time in 4 years -
-Full year outlook revised upwards-

TOKYO –January 31 2006- Aozora Bank, Ltd, ("Aozora"), a leading Japanese commercial and investment bank, today reported its financial results for the first nine months of FY2005.

The quarter saw continued strong growth in both revenues and net income and saw the loan balance expand for the first time in four years. As a result of strong revenue growth over the quarter, Aozora is revising its earnings outlook upwards for the full fiscal year ending March 31, 2006.

Aozora also said that it has a strong pipeline of new business opportunities. The Bank indicated that a more aggressive stance on interest rates might be necessary in the coming months in order to fund growth from these opportunities.

FINANCIAL HIGHLIGHTS of the first nine months of FY2005

- Net income rose 38.4% to 74.3 billion yen reflecting revenue growth, reversal of reserves for possible loan losses and tight cost controls.

- Net revenue rose 22.6% to 79.5 billion yen, boosted by large growth in non-interest income. Non-interest income grew to 50.8% of total revenues.

- Ratio of expenses to revenue decreased a further 5.1 points from 45.7% to 40.6%. This makes Aozora one of the most efficient and productive major Japanese banks.

- Total assets grew by 268.6 billion yen from FY2004 to 5,052.9 billion yen.

- Loan balance increased 2.3% from FY2004 to 2,665.4 billion yen. Investment securities increased 33.6% from FY2004 to 1,650.0 billion yen.

- The balance of loans required to be disclosed under the Financial Reconstruction Law ("Disclosed credit") fell 34.4 billion yen from the end-March 2005 total to 64.0 billion yen. The ratio of disclosed credit against total loans was 2.37%. This was a 1.38 point decrease from the end of March 2005.

- Full year net income forecast raised to 88.0 billion yen from 69.0 billion yen.

Aozora Bank Chairman and CEO Michael E. Rossi said; "We are pleased to report another quarter of strong growth. The reorganization of last September is already yielding results as evidenced by the first growth in our loan balance in four years and a strong flow of new business in the pipeline."

EARNINGS REVIEW

Net revenue rose 22.6% to 79.5 billion yen in the first nine months of FY2005 reflecting growth in investment banking activities, trading in government bonds, foreign exchange and derivatives and investment in hedge funds. These contributed to strong growth of 89.1% in non-interest income to 40.4 billion yen. Non-interest income now represents 50.8% of total revenues reflecting Aozora's strategy of diversifying its revenue sources.

Reflecting the need for investment for the future, general and administrative expenses rose 8.8% to 32.3 billion yen. However, tight cost control helped reduce the ratio of expenses to net revenue to 40.6% from 45.7% a year ago. Consequently, business profit rose 34.2% to 47.3 billion yen. Operating profit, which includes the write-off loans or losses on the disposal of bad loans, rose 51.0% to 45.0 billion yen. Extraordinary profit, mainly stemming from the reversal of reserves for possible loans losses, amounted to 28.1 billion yen. As a result, income before income taxes grew 39.3% to 72.9 billion yen. Net income for the first nine months of FY2005 rose 38.4% to 74.3 billion yen.

BALANCE SHEET SUMMARY

Total assets amounted to 5,052.9 billion yen as of December 31, up 268.6 billion yen compared with 4,784.3 billion yen on March 31, 2005. Total liabilities totaled 4,376.5 billion yen, an increase of 201.7 billion yen.

Loan balance increased 2.3% to 2,665.4 billion yen. This was the first increase since September of 2001. Investment securities increased 33.6% to 1,650.0 billion yen.

OUTLOOK

Reflecting the strong performance of the first nine months of FY2005, Aozora Bank further revised its non-consolidated earnings outlook for the full fiscal year ending March 31, 2006. We now estimate net income of 88.0 billion yen and operating profits of 57.0 billion for the current fiscal year. That compares with the earnings guidance we announced in November for net income of 69.0 billion yen from operating profits of 47.5 billion yen.

The bank reported net income of 86.9 billion yen from operating profits of 43.7 billion yen in FY2004.

Aozora Bank, Ltd is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, and corporate and retail customers. Originally established in 1957 and the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003 it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora is building a strong customer oriented and performance based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders.

News and other information about Aozora Bank, Ltd. are available at http://www.aozorabank.co.jp/en/company/

< AOZORA BANK TO MAKE FORMAL APPLICATION FOR CONVERSION TO AN ORDINARY BANK >

Tokyo- January 19, 2006 – The Board of Aozora Bank Ltd. ("Aozora") today passed a resolution that, subject to a shareholders' meeting, will enable the Bank to make a formal application for conversion from a Long Term Credit Bank to an "Ordinary" Commercial Bank on April 1, 2006. Such a conversion is possible under Japan's Merger and Conversion of Financial Institutions Law.

Conversion will further advance the Bank in achieving its strategic goals by removing a number of restrictions on the Bank's business, allowing greater flexibility in its business model-resulting in a Bank more responsive to both changing customer needs and increasing competition.

Specifically, key restrictions that will be removed are:

- The current requirement to sell a debenture to every retail client wishing to make a deposit at the bank. Retail deposits with the bank now amount to over 1.2 trillion yen, however depositors must purchase a minimum of ¥10,000 in debenture notes in order to open an account. Removal of this restriction will eliminate a barrier for opening retail accounts which has restricted growth of the Bank's retail business as a Long Term Credit Bank.
- The Long Term Credit Bank law prohibits the advancement of unsecured loans for a term longer than six months. Removal of this restriction will allow Aozora to participate in syndicated loans with no pledge and to expand lending of unsecured loans to retail clients.

Michael Rossi, Chairman, commented, "Our strategy has enabled us to deliver business performance above that targeted by our Business Revitalization Plan and this is another large step forward on the path to long-term, stable growth. The conversion to an ordinary commercial bank will give us more flexibility and increase our options in tailoring our business model to provide innovative financial solutions to our customers".

At the same time, the Bank will also make a formal application for special permission to continue issuing debentures for several years in the future for the purpose of liquidity management and customer facilitation.

Exhibit A-27

Details of Conclusion of contract with, and transfer of shares held in Blue Planet Corp.

Aozora Bank, Ltd. (Head Office: Chiyoda Ward, Tokyo; President: Hirokazu Mizukami,) today announces the conclusion of contract with, and transfer of all shares held in Blue Planet Corp., to F&M Co., Ltd. (Head Office: Suita City, Osaka; President Ichiro Morinaka).

1. Overview of Blue Planet Corp.

Company name	Blue Planet Corp.
Established	April, 2001
Address	Chiyoda Ward, Tokyo
Capital	¥370million
Shareholders	Aozora Bank, Ltd. 55.1% SOFTBANK BB Corp. 36.8% F&M Co., Ltd. 8.1%
Representative	Kazushi Ochiai
Company description	Business support and consultation for financial institutions

2. Number of, and price of shares to be transferred

No. of shares (% held): 4,080 (55.1%)

Transfer price: ¥81,000,240-

3.Assignee Company

F&M Co., Ltd.

4. Transfer date

Scheduled for December 20, 2005

December 13, 2005
Aozora Bank

Personnel Change in the Executive Officer

Appointment [as of December 13]

Executive Officer Peter Fowler

Personal History

Name	Peter Fowler
Date of Birth	January 5, 1942
Education	BA, Political Science and Economics, 1964 University of North Carolina, North Carolina
	MA, International Management, 1967 Thunderbird Graduate School, Phoenix, Arizona

Career Experience

1967 – 1977	Wells Fargo Bank
1978 – 1981	American Express Bank, Vice President
1981 – 1983	Popular Bank of Florida, Executive Vice President
1983 – 1985	Wells Fargo Bank, Vice President & Manager
1985 – 1987	Bank of America, Vice President & General Manager
1987 – 1993	Barclays Bank, Senior Vice President
1994	Sun Trust Bank, Senior Vice President
1994 – 2000	Riggs International Banking Corp., President & COO
2000 – 2004	Riggs Bank, Senior Vice President & Regional Manager
2005	Kroll & Associates, Inc., Associate Managing Director
2005	Aozora Bank, General Counsel

(End)

For Media Inquiries:
Masaaki Harada
Manager
Corporate Communication Group
03-5212-9252

Aozora Bank establishes Audit and Compliance Committee
- demonstrates commitment to highest standards in governance -

TOKYO –December 1, 2005- Aozora Bank, Ltd., ("Aozora"), a leading Japanese commercial and investment bank, today announced that it is establishing an Audit and Compliance Committee.
The Committee, which will oversee all Bank audit and compliance functions, will be responsible for ensuring that the bank meets the highest standards of governance and control.

The establishment of this Committee, not required under Japanese Corporations Code, follows the strengthening of the Bank's internal audit functions in July and further demonstrates Aozora's commitment to the adoption of global best-practice standards in corporate governance.

The committee will be composed of non-representative directors of the Bank. The initial members will be Pieter Korteweg (Chair), Yoichiro Iwama, Kiyoshi Tusgawa and John C.Stomber.

CEO Michael E. Rossi commented, "The establishment of the Audit and Compliance Committee is a big step forward in the continued development of Aozora Bank as an organization that judges itself against the highest global governance standards. We believe that the Committee, in tandem with our strict internal corporate governance guidelines already in place, will further enhance Aozora Bank's transparency and accountability."

The new committee will work closely with the Standing Corporate Auditors, and the scope will cover Internal Audit, External Audit, Compliance, Credit Examination and Financial Reporting.

***

Aozora Bank, Ltd is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services and products to financial institution, and corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd. the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003 it became majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long term relationships and partnerships it has developed with corporate, financial and individual customers over the years. Building on this heritage Aozora is building a strong customer oriented and performance based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders. Aozora Bank's strategy is based on achieving excellence in three core areas: a partnership philosophy, financial strength and earnings and, governance and control.

News and other information about Aozora Bank, Ltd. are available at

http://www.aozorabank.co.jp/en/company/

—ENDS—

For Media Inquiries:
Masaaki Harada
Manager
Corporate Communication Group

Aozora Bank Reports Interim Financial Reports for FY 2005
Profit, Revenue Gains Driven by Non-Interest Income

TOKYO –November 24, 2005- Aozora Bank, Ltd, ("Aozora"), a leading Japanese commercial and investment bank, today reported its financial results for the six months ended September 30, 2005.
Aozora also revised its earnings outlook for the full fiscal year ending March 31, 2006.

2005 INTERIM FINANCIAL HIGHLIGHTS (Year-on-Year)

- Net income rose 43.6% to 45.2 billion yen reflecting revenue growth, tight cost controls and the reversal of reserves for possible loan losses.
- Net revenue rose 17.4% to 50.9 billion yen boosted by faster-than-anticipated growth in non-interest income.
- The ratio of net non-interest to net revenue climbed to 46.7% boosted by strong gains from fees and commissions, bond transactions and other operating income.
- Ratio of expenses to net revenue fell to 42.2% from 45.8%.
- Consolidated capital adequacy ratio rose by 2.22 percentage points to 20.92%. Tier 1 capital ratio gained 2.30 percentage points to 20.61%. This is the highest capital adequacy ratio among Japan's major banks.
- Full year net income forecast raised to 69.0 billion yen from 42.0 billion yen.

Chairman and CEO Michael E. Rossi said;
"We continue to exceed our key business targets. I am also pleased to report that by developing innovative financial products tailored to customer needs we are successfully diversifying our earnings and customer base."

EARNINGS REVIEW

Net revenue rose 17.4% to 50.9 billion yen in the first-half of fiscal 2005 reflecting Aozora's increased focus on high-growth business areas. Non-interest income grew

by 78.3% to 23.8 billion yen led by strong gains from bond transactions, fees and commissions. Non-interest income was also boosted by a strong contribution from other operating income, which included gains from foreign currency transactions, derivatives and hedge fund investment. Interest income fell 9.7% to 27.1 billion yen as the balancing of credit concentrations was finalized.
General and administrative expenses rose 8.2% to 21.5 billion yen. Tight cost control helped reduce the ratio of expenses to net revenue to 42.2 % from 45.8% a year ago. Consequently, business profit before general loan-loss reserve rose 25.2 % to 29.4 billion yen. Operating profit, after the write-off of loans or losses on the disposal of bad loans, rose 38.3% to 26.0 billion yen. Extraordinary profit, mainly stemming from the reversal of reserves for possible loans losses, amounted to 17.2 billion yen. As a result, income before income taxes grew 43.5% to 43.3 billion yen. Net income rose 43.6% to 45.2 billion yen - the best half-year performance since Aozora Bank was re-privatized.

BALANCE SHEET SUMMARY

Total assets amounted to 4,837.9 billion yen as of September 30, up 53.5 billion yen compared with six months earlier, primarily due to an increase in Investment Securities. This includes domestic and foreign securities, fund and limited partnership investments. The Loan Book decreased by 1.3% for the period, mainly due to the residual part of our credit concentration reduction program. As a direct result of our corporate reorganization on 1 September, our new Marketing Force has been successful in sourcing new customers and transaction for the Bank, and the loan book increased in September, and has continues to increase into the second half.
On the funding side, a balanced and diversified mixed of funds was maintained, and although the total Deposits decreased, we enjoyed strong growth in our Retail Term Deposits due to the launch of our new Excellent First deposit that has proved to be very popular with our retail customers.
Consolidated regulatory capital amounted to 660.5 billion yen, up 43.3 billion yen while risk-weighted assets were 3,156.6 billion yen, down 143.7 billion yen, compared with half a year earlier.
Consequently, Aozora's capital adequacy ratio improved to 20.92%, compared with 17.10% a year ago and 18.70% on March 31, 2005. The tier 1 ratio rose to 20.61% from 16.82% a year ago and 18.31% on March 31, 2005. These ratios, the key indicators of financial health, are the highest among our peer group of Japanese banks with nationwide networks.

OPERATIONAL HIGHLIGHTS

Aozora clarified its key strategic priorities during the period under the following headings:

1. Partnership with customers; at Aozora, when we talk about customers, we talk about Partners. When we talk about products, we talk about solutions.

2. Financial Strength and growth; with strong earnings growth, high asset quality, sound capital, conservative reserves, diversified funding, strong liquidity and diversified earnings we aim to expand the franchise through organic growth and M&A

3. Governance and Control; we aspire to achieve recognition for adopting global best practice standards of Corporate Governance, Risk Management and Internal Control.

During the period Aozora's revitalization continued at a rapid rate, and a number of major milestones were achieved, including;

- In September, Aozora implemented a corporate reorganization aimed at creating a sound platform for future growth. Under this reorganization, we established a new Marketing Force and Chief Marketing Officer to ensure more effective and timely matching of changing customer needs and product development. We also created the new position of Chief Risk Officer and Credit Examination Division to further strengthen the bank's risk management capability.

- In June, Aozora made a significant addition to our lineup of products for retail customers in June by launching the "Excellent First" principal-guaranteed deposit. This product offers customers a favorable yield in return for depositor granting an early redemption option to the bank. The offer was so successful that we extended the closing date for applications from September to December.

- In July, Aozora opened a New York representative office. The latest addition brings the Bank's total network of overseas representative offices to four locations. Aozora's other representative offices are located in Seoul, Singapore and Jakarta.

- In August, Aozora announced a revision to the Business Revitalization Plan (BRP) after successfully meeting the performance targets laid down for five consecutive fiscal periods. The revised performance targets underscore the

Bank's commitment to strengthening earnings by offering customers a fuller range of products and services.

- Standard & Poors' raised Aozora's long-term credit rating to BBB+ from BBB in June. Fitch Ratings also raised Aozora's long-term credit rating to BBB+ from BBB earlier this month.

OUTLOOK

Aozora Bank revised its earnings outlook for the full fiscal year ending March 31, 2006. We now estimate net income of 69.0 billion yen and operating profits of 47.5 billion yen for the current fiscal year. That compares with the earnings guidance we announced in the BRP for net income of 42.0 billion yen from operating profits 38.0 billion yen.
The bank reported net income of 86.9 billion yen and operating profits of 43.7 billion in FY2004.

Aozora Bank, Ltd is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services and products to financial institution, and corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd. the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003 it became majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long term relationships and partnerships it has developed with corporate, financial and individual customers over the years. Building on this heritage Aozora is building a strong customer oriented and performance based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders.

News and other information about Aozora Bank, Ltd. are available at http://www.aozorabank.co.jp/en/company/.

Aozora Bank
September14, 2005

Personnel Change in the Executive Officer

Transfer [as of September 14, 2005]

Senior Managing Executive Officer Katsutoshi Ishida (Executive Officer)

(end)

Aozora Bank
August16, 2005

Personnel Change in the Executive Officer

1. Appointment [as of September 1, 2005]

Executive Officer	Shinsuke Baba	(Senior General Manager Structured Credit & Investment Division GM)
Executive Officer Credit Review Division GM	Hiromi Watanabe	(Senior General Manager Credit Division II GM)

2. Transfer [as of September 1, 2005]

Senior Managing Executive Officer Real Estate Finance Division GM	Lee Millstein	(Senior Managing Executive Officer)
Senior Managing Executive Officer	Yuji Inagaki	(Senior Managing Executive Officer Corporate Marketing Division GM Kansai Branch GM)
Managing Executive Officer Operations Planning Division GM	Hirokazu Takino	(Managing Executive Officer)
Executive Officer Risk Management Division GM	Ryoichi Kawai	(Executive Officer Operations Planning Division GM)

Personal History

Name	Shinsuke Baba
Date of Birth	August 23, 1954
Education	March, 1977 Graduated from Tokyo University

Career Summary

April, 1977	Joined The Nippon Credit Bank, Ltd. (changed name to Aozora Bank, Ltd. in January 2001)
August, 2000	General Manager of Cross Border Business Division
April, 2001	General Manager of Investment Banking Division
April, 2003	General Manager of Structured Credit and Investment Division
June, 2004	Senior General Manager, General Manager of Structured Credit and Investment Division

Personal History

Name	Hiromi Watanabe
Date of Birth	April 19, 1961
Education	March, 1984 Graduated from Tokyo University

Career Summary

April, 1984	Joined The Nippon Credit Bank, Ltd. (changed name to Aozora Bank, Ltd. in January 2001)
April, 2003	General Manager of Credit Administration Division
April, 2004	General Manager of Credit Division II
June, 2004	Senior General Manager, General Manager of Credit Division II

<Review of "Business Revitalization Plan">

We are please to announce that Aozora Bank, Ltd. (Aozora) reviewed and revised the the Business Revitalization Plan (BRP) in accordance with "basic Concept for Review of Business Revitalization Plan" announced as of September 30, 1999 by the Financial Reconstruction Commission and submitted it to the Financial Services Agency (FSA). Today, FSA publicly announced the said plan (Attachment: 'Summary of "Business Revitalization Plan"). The revised BRP confirms that the original goals of the BRP will be met, enabling the full repayment of public monies in due course. The BRP reflects Aozora's view that strong growth in Revenues, Business Profits and Net Income will be achieved by expanding the range of products and services and increasing the number of customers. The Bank will continue to invest in people through training and development programs, performance based remuneration systems, and the recruitment of selected technical experts. Systems revitalization is also a priority with an overhaul of all technology infrastructure and applications well underway. The BRP also reflects the impact of the recently announced corporate reorganization that gives the business an increased focus on both customers and risk management, with the newly created roles of Chief Marketing Officer and Chief Risk Officer. At Aozora we are confident that we can meet the challenges we face to achieve the targets of the revised BRP, and indeed we will endeavor to exceed these targets with the continued support of our customers, staff and shareholders.

Exhibit A-34

Summary of "Business Revitalization Plan"

August, 2005

Aozora Bank, LTD.

1. Strategies for Rationalization of Operations

(1) Business Model, Management Strategies

Aozora Bank has achieved a position of financial strength and stability, with a strong capital base, a high quality and diversified asset portfolio, and a funding base that is stable, diverse and highly liquid.
We continue to develop a business model and operating platform that will deliver sustainable superior performance to Aozora Bank's stakeholders. By establishing industry best practice policies, procedures and systems and developing our staff as specialists through enhanced training and recruiting programs, Aozora Bank is establishing a strong platform focused on growth with best practice standards of Risk Management and Internal Control. We have refined our business plans to focus our efforts on existing and new product development and markets where we can take a leadership position.

(2) Restructuring Plan

We have managed the banks costs and headcount to achieve the objectives of the Business Revitalization Plan. Having achieved a position of financial strength, we now plan to grow the business through the development of new products, markets and customers. To support such growth, investment into systems, staff and infrastructure are critical. Such investments are necessary to ensure the business growth is underpinned by a strong framework of corporate governance, risk management and internal control that can support efficient operations. Revenue growth will therefore require an increase in the overall level of expenditures, however productivity will be maintained with costs expected not to exceed the level of 45% of revenues going forward.

%	March 2005	March 2006	March 2007	March 2008	March 2009
OHR	45.0%	45.0%	44.9%	43.6%	42.2%

OHR is same level as the average ratio for Japanese Mega Banks. It will be improved further more.

JPY 100 mil.	March 2005	March 2006	March 2007	March 2008	March 2009
Personnel+Non-personnel Expenses	383	428	456	485	515

Management requires investment into capital and human resources to realize the full potential of the Bank, including investment into risk management technology and programs to improve the overall level of internal control in the Bank. Costs are expected to grow.

① Personnel Expenses

JPY 100 mil, Headcount	March 2005	March 2006	March 2007	March 2008	March 2009
Personnel Expenses	167	186	200	215	230
Staffs	1,492	1,550	1,600	1,670	1,700

Overall personnel cost will increase because due to the planned recruitment of senior professional staff with specific and valuable skills and experience. Many new staff will be contract employees where the market rate for remuneration is on average higher than Aozora's existing traditional existing staff base. Much of the compensation for the new recruits is expected to be in the form of performance bonuses based on the achievement of pre-agreed goals and objectives.

② Non-Personnel Expenses

JPY 100 mil.	March 2005	March 2006	March 2007	March 2008	March 2009
Non-personnel Expenses	216	242	256	270	285
Excluding System Expenses	149	168	176	185	195

Non-Personnel Expenses are expected to grow in line with expansion of operations. Increased costs will result from improvements to layout in head office and the computer center, which should be mitigated by increased productivity and risk reduction. The New York Representative Office is planed to be opened in 2005.

③Affiliates/Related Companies

.Future changes will be made depending on business needs. These include the establishment of an internet banking business in cooperation with Yahoo Japan using the Aozora Trust Bank, Ltd., and the possible establishment of overseas incorporated non-bank finance subsidiaries.

2. Summary of Table 1

(JPY 100 mil.)

	March 2005 Result	March 2006 Plan	March 2007 Plan	March 2008 Plan	March 2009 Plan
Net Revenue	904	1,000	1,070	1,170	1,280
General and Administrative Expenses	407	450	480	510	540
Business Profit (*)	497	550	590	660	740
Credit-related Expenses	-278	150	160	200	250
Gains / Losses on sales of stocks and other securities	6	—	—	—	—
Operating Profits	437	380	415	450	490
Net income	869	420	430	460	500
OHR	45.02%	45.00%	44.85%	43.58%	42.18%

(*) Business Profit before General Loan-Loss Reserve

3 Management Systems

(1) Corporate Governance


Shareholders' M.
Corporate Auditors
Special Audit Co
Board of Directors
Nomination and Remuneration Co.
Management Co.
ALCO
Credit Co.
New Products/Business Committee
Investment Co.

The Board of Directors determines the basic policies of the Bank and empowers the executive officers to execute the day to day operations of the Bank. At the Board level there are two committees; the Nomination and Remuneration Committee and the Special Audit Committee. The Management Committee is the main executive committee within the Bank and is staffed by representative directors and Executive Officers who head business or support groups. The Management Committee in turn delegates authority to a number of special purpose committees including the Credit Committee, The Asset and Liability Committee, the New Products/Business Committee and the Investment Committee.

4 Strategy for Prevention of Profit Drain through Dividend

(1) Basic Policy

The Bank gives priority to secure a source of funds to redeem 5th preferred shares and to prepare for the injection of management resources into an area that leads to expansion of profits by accumulating retained earnings.

(2) Dividend, Remunerations/Bonuses to Directors and Officers

Considering the revenue prospects and required distribution of profits to shareholders, the Bank will pay out dividend to shareholders as required and as deemed by Management, the Board of Directors and shareholders as appropriate.

Director's remuneration is determined at the Nomination and Remuneration Committee comprised of external directors.

Although director bonuses are not reflected in this Plan as an appropriation of profit, it may be possible to resume payment of those after cautiously considering management performance including a revenue trend and future outlook.

5. Strategy relating to advancement of Credit products

Aozora plans to increase the level of credit products provided to customers through both growth in the product and customer bases, on the proviso that a sound and stable, global best practice standard Risk Management and Internal Control infrastructure is implemented. Aozora's goal is to source, develop and deliver innovative and flexible credit products and services to customers where the Bank can take a leadership position of providing financial assistance. Appropriate risk and return tradeoffs must be taken based upon a strong, detailed and contemporaneous understanding of the financial position and strategic plans of our customers. Product suitability must always be considered before the advancement of sophisticated or structured credit products to our customers.

We propose and provide tailor-made financing to meet each customer's individual needs.

As for small/medium-sized customers, we have created three new divisions at the head office as special divisions for SME loans that are making strong marketing efforts. Aozora management is planning to change the organization structure to enhance the efficiency and effectiveness of the provision of credit products to customers.

6 Strategy to Secure Financial Resources from profits for the Cancellation and Reimbursement of Stocks and Redemption or Repayment of Borrowings in connection with the Issuance of Stocks

(1) Policy relating to Cancellation, Reimbursement, Redemption or Repayment
The profit projection to FY 2010 indicates that Retained Earnings will reach the required level within the time-frame. The Bank is currently ahead of its original and previously modified earnings targets.

(2) Change in Retained Earnings

(100 mil. Yen)

	March 2005	March 2006	March 2007	March 2008
Retained Earnings	1,520	1,868	2,227	2,615

	March 2009	March 2010	March 2011
Retained Earnings	3,036	3,286	3,554

* Summary of the preference stock

Total issue Amount	260 Billion Yen
Mandatory Conversion to Common Stock	October 3, 2012

7 Strategies for Sound and Appropriate Finance and Business Operations

(1) Control of various risks

The Bank's policy is clearly explained in the *Master Policy for Risk Management.* The Board of Directors sets the risk management framework for the Bank, including capital allocation and the setting of risk limits for the Bank. The Risk Management Division is responsible for unifying the risk management stance of the Bank as a whole. Each division is the primary manager of those risks unique to its business, including credit risk, market risk and operational risk. The Internal Audit Division audits and reports as to whether procedures have been executed as required, and checks and reports that procedures are in line with policies..

<Measures to Avoid Becoming a Captive Bank>

To maintain sound and proper operations of the Bank as required in the provisions of the Long-Term Credit Bank Law and FSA's Guidelines for Supervision, the Bank is committed to prevent itself from becoming a captive bank for any particular shareholders. In the event that relevant law and ordinances are revised, the Bank shall comply by taking proper measures.

(2) Final Decision-Making Authority pertinent to Asset Management

The Credit Committee, chaired by the CCO, has authority for all credit transactions including investment. The Committee may delegate a part of its authority to other designated organization and officers, such as the CCO and the Investment Committee etc. The Committee is chaired by the CCO, and also consists of the Chairman, the President, Vice Chairman and the General Mangers of the Credit Divisions I and II. In principle, the Committee is held weekly.

(3) Policy regarding Write-Offs and Provisioning

As before, we would like to implement adequate self-assessment and write-off/allowance pursuant to the Financial Inspections Manual .

<Concept of Debt Forgiveness>

The decision to write off assets will only be taken after the following items are considered.

1. We can find economic rationality in offering loan forgiveness which is expected to promote revitalizing the ailing customer and would better enhance the recovery prospects of the remaining loans.
2. By giving support by way of loan forgiveness, we can prevent social loss from the failure of the corporate customer.
3. The management responsibility of the borrower has been clarified through the formulation/implementation of a reconstruction plan, etc.

(4) Holding gains/ losses and our plan for future handling of them

There is no material unrealized loss on securities, for which we must take special attention.

Premises of the computer center has a market value below book value, but does not qualify for the application of impairment accounting, so no write down is expected.(。

<Aozora Bank to open New York Representative Office>

Aozora Bank, Ltd.("Aozora Bank") today announced to open New York Representative Office as a part of its effort to strengthen information network in the United States on July 20, 2005.

Currently Aozora Bank has three overseas representative offices in Seoul, Singapore and Jakarta. This is the first time for Aozora Bank to open a representative office in the United States (*)

(*)The Bank closed its New York Branch in November 1997 and also its representative office in New York in September 2002.

With the opening of New York Representative Office, Aozora Bank will enhance its information gathering function within the United States and seek to provide better products and services that match the needs of our customers.

<New York Representative office>

Registered Name:	Aozora Bank, Ltd. New York Representative Office
Place:	450 Park Avenue, 22nd Floor, New York, NY 10022, U.S.A.
Representative:	Toshiki Yoshizawa
Tel & Fax:	Tel;1-212-759-3900, Fax: 1-212-759-3911

Aozora Bank
July 19, 2005

Personnel Change in the Executive Officer

1. Appointment [as of July 19, 2005]

Senior Managing Executive Officer Carlos A. Erchuck (Office of Chief Executive Executive Director)

2. Transfer [as of July 19, 2005]

Senior Managing Executive Officer
Corporate Marketing Division GM
Kansai Branch GM
Yuji Inagaki
(Senior Managing Executive Officer
Corporate Marketing Division GM)

3. Retirement [as of July 19, 2005]

Executive Officer Akira Takami

Executive Officer
Kansai Branch GM
Yukimichi Nakatani

(end)

Personal History

Name	Carlos A. Erchuck
Date of Birth	February 19,1956
Education	BSc, Chemical Engineering, 1978 National University of Mexico, Mexico City (Mexico)
	BSc, Economics, 1981 Universite Catholique De Louvain-la-Neuve, (Belgium)
	MSc, Economics, 1982 Universite Catholique De Louvain-la-Neuve, (Belgium)
	MSc, Chemical Engineering, 1984 Katholike Universiteit Leuven, Leuven (Belgium)
	PhD, Applied Sciences: MIP and LP optimization, 1988 Vrije Universiteit Te Brussels, Brussels (Belgium)

Career Summary

January, 1989	Texaco Oil Company, European HQ, London Senior Quant, Crude Oil Trading desk
December, 1992	Bank of America, London Head of Risk & Analysis Group in Europe (Vice President)
September, 1997	Union Bank of Switzerland, London Senior Quant, Quantitative Risk Management of Credit Derivatives and Commodities
July, 1999	UBS AG, Tokyo, Credit Risk Management Executive Director, Senior Credit Risk Officer for Asia Pacific Region
December, 2004	Aozora Bank, Ltd. Office of Chief Executive Executive Director


あおぞら銀行
AOZORA

Aozora Bank Undertakes Reorganization to Lay Foundations for Future Growth

TOKYO -July 19, 2005- Aozora Bank, Ltd. ("Aozora") today announced a corporate reorganization that lays the foundations for a new growth phase in the Bank's development.

As a result of this reorganization, the bank will become more customer focused, manage risk in a more effective manner and realize improvements in operational efficiency.

"Over the past few years we have made significant progress at Aozora. We have increased shareholder capital to 612 billion yen, last year our profit level was among the best in the Japanese banking industry, and our problem loan levels, at 3.75% are as good as the top tier international banks. Now we must focus on moving the Bank to a new and exciting stage of growth. This reorganization represents the first important step in that process," said Michael E. Rossi, Chairman and CEO of Aozora.

The key elements of the reorganization are;

The establishment of a new Marketing Force dedicated to sourcing new business.

> A new marketing force will be established consisting of staff with proven new customer sourcing experience or skills and experience in specific product areas, such as real estate, derivatives and corporate revitalization. This dedicated function will allow the Bank to more effectively identify and develop those new customer relationships that will be essential in the expansion of the Bank's franchise. Yuji Inagaki will be appointed as Chief Marketing Officer to head the new function and will report directly to the CEO.



Creation of a new Corporate and Special Finance Group

The present Corporate Banking Group and Special Finance Group will be merged to create a new Group that will allow for more effective and timely matching of ever changing customer needs and product development. This Group will be headed by Lee Millstein who will report to the CEO. Shinsuke Baba will assume responsibility for the operations of the Corporate Bank reporting to Lee Millstein

Establishment of the new position of Chief Risk Officer (CRO)

The newly created position of Chief Risk Officer will be responsible for the Risk Management Group, including the assessment, approval and monitoring of all risk faced by the Bank including Market Risk, Operational Risk and Portfolio Risk. The CRO will also be responsible for approving risk methods, models and policies within the Aozora Group. The position of Chief Risk Officer will be filled by Carlos Erchuck who will report to the CEO

Establishment of new Independent Loan Examination function

The new Loan Examination function will be established under Hiromi Watanabe, reporting directly to the CEO, to perform a continuous and independent review of the Bank's credit classifications. This will replace the semi-annual self-assessment process. An overhaul of the Bank's credit analysis, rating and approval process will also be undertaken that will bring Aozora in line with global best practices in banking.

Revamping of the Internal Audit program

An overhaul of the Bank's internal audit program will bring it in line with global best practices in scope, policies, procedures, resources and technology. This will involve the transfer of some audit activities from the Compliance Department to the Internal Audit Department



Consolidate Support Service Companies

The operations of Aozora Business Services and Aozora Information Systems will be merged to form a single shared services platform. This will enable cost reductions through scale efficiency and improve the quality of support services including expense processing and technology services provided to group operating companies.

Aozora will begin implementation of these changes immediately with full implementation scheduled for September 1, 2005.

As these reorganizations are implemented there will be impact on many existing areas within the Bank. Some existing positions will unavoidably become redundant and some new positions will be created that will require staff with specialist skills. It is the intention of Management to make the utmost effort to ensure appropriate alternative roles can be found for any displaced or otherwise impacted staff. However, as a safety net for all staff impacted by these changes the Bank will be introducing a Voluntary Retirement Program

All sogo shoku staff over 40 years of age and with 10 years or more continuous service anywhere in the Bank and Aozora Information Systems will be offered the option of applying for the Voluntary Retirement Plan.

Aozora stated that this reorganization was not simply a cosmetic rearrangement of functions but an initiative that will significantly change the way the Bank approaches new customer sourcing, servicing of existing customers, risk assessment and management and classification of its loan portfolio. The merging of some departments and bundling of some functions will also generate benefits in operational efficiency and speed in decision-making.

—ENDS—

Attachments

1. New Organizational Chart
2. Bios – Inagaki, Millstein, Erchuck,


あおぞら銀行
AOZORA

New Organization Chart for Aozora Bank


Office of Chief Executive
Chairman
President
Vice Chairman
Legal & Compliance
HR Division
Internal Audit Division
Retail Bank Group
Head of Retail Bank Group
Corporate & Special Finance Group
Head of Corporate & Special Finance Group
Financial Institution Group
Head of Financial Institution Group
Financial Markets Group
Head of Financial Markets Group
Chief Marketing Officer
Chief Financial Officer
Chief Technology Officer
Chief Risk Officer
Chief Credit Officer
Loan Examination

0091

Aozora Bank
June 30, 2005

< Lost Customer Data >

Aozora Bank announces that the loss of certain customer data kept by its ten branches have been uncovered. Below are the details of data lost.

At present, such lost data has not been located and recovered; however, we have never received inquiries from outside nor reports on the case of such information leaked to outside as well as used wrongfully, we drew a conclusion that lost data have been discarded by mistake. We will inform the relevant clients of this matter.

We at Aozora Bank regret and apologize deeply for these incidents. We take this matter extremely seriously and will take necessary measures to further tighten the management of customer information henceforth in order to prevent the recurrence of such an incident.

<Details of Lost Data>

Materials	Contents	Branch Name (Number of Customers)
Application sheet for tax-free savings	Name, Address, Date of birth, Qualification, Amount applied for saving	Head Office (7), Fukuoka Branch (1), Sendai Branch (2), Hiroshima Branch (2), Sapporo Branch (1)
Seal Registration Sheet	Name, Address, Date of birth, Imprint of seal, Account No.	Chiba Branch (1) Shibuya Branch (6)
Claim Application for termination of bank debentures	Name, Amount of claim, Account No., Imprint of seal	Ikebukuro Branch (2)
Log of Operation into the Ledger	Name in kana, Account No., Amount of claim	Ikebukuro Branch (maximum 24)
List of deleted accounts	Name in kana, Account No., Date of opening account and termination date	Head Office (about 9,800) Takamatsu Branch (about 2,200) Ikebukuro Branch (about 800) Yokohama Branch (about 1,300)

<For media inquiries, please contact: Corporate Communication Group, (Harada or Ichinose) 03-5212-9252>

Aozora Bank
June 23, 2005

Personnel Change in the Executive Officer

Retirement [as of June 30, 2005]

Senior Managing Executive Officer Yoshiyuki Kurihara

Managing Executive Officer Norimichi Kurakake

(end)

Exhibit A-40

Aozora Bank
June 20, 2005

Personnel Change in the Executive Officer

Transfer [as of June 20, 2005]

Senior Managing Executive Officer Corporate Marketing Division GM	Yuji Inagaki (currently Senior Managing Executive Officer)
Executive Officer Operations Planning Division GM	Ryoichi Kawai (currently Executive Officer)

(end)

Aozora Bank, Ltd.
June 8, 2005

Organizational Reform

This is to announce effective as of June 8, 2005, Aozora Bank will reform its organization as bellow.

Public Relations Group will be transferred from Office of Chief Executive Staff to Financial Management Division. It will be combined with Investor Relations Group of Financial Management Division and Corporate Communication Group will be newly established.

Exhibit A-42

Aozora Bank
June 1, 2005

Personnel Change in the Executive Officer

Transfer [as of June1, 2005]

Senior Managing Executive Officer Head of Financial Markets Group, Internet Business Division GM — Izumi Ogura

(currently Senior Managing Executive Officer Head of Financial Markets Group)

Over

PRD Ref. 73-22
May 30, 2005

<Start of the New Time Deposit Product "Excellent First" for Personal Clients>

Principal-guaranteed/DIC-insured/1.0% a.p.r. (0.8% after tax)

Aozora Bank, Ltd. (headquartered in Chiyoda-ku, Tokyo, President: Hirokazu Mizukami, the "Bank" hereinafter) announces it will start offering a **new callable time deposit product, nicknamed "EXCELLENT FIRST (4 years or 8 years)"** beginning on Wednesday, June 1, 2005 with the detail described below. EXCELLENT FIRST is a principal-guaranteed deposit product carrying a favorable yield in return for depositor's granting early redemption option to the Bank. This product was developed with the use of financial engineering techniques. This offer ends on Friday, September 30, 2005.

Requests from many customers for "principal-guaranteed favorable yield products" have been given to Aozora Bank's head office, branches and call center. The development of this product was aimed to address such requests early. Aozora Bank is committed to further develop products and services to cater to the needs of clients.

(Interest rate indicated above is the applicable rate as of June 1, 2005)

"Outline of EXCELLENT FIRST"

1. Product Name (Nickname)	Callable time deposit "EXCELLENT FIRST (4 years or 8 years)"
2. Sales Target	Personal customers
3. Term (Early redemption option)	4 years or 8 years ○ Original term is 8 years with a possible early redemption on the fourth anniversary of the start date (option exercise date for maturity date) at the discretion of the Bank.
4. Method; Amount (1) Method (2) Minimum (3) Increment	 Deposit in lump-sum ¥3 million ¥1
5. Interest (1) Applicable rate	Contracted rate upon deposit (indicated rate announced at branches) will apply until maturity date. ○ As this product is a derivatives-embedded time deposit, its applicable interest reflects on the consideration for the call option concerning early redemption. It is the Bank's discretion whether or not it exercises the option, and the maturity date will be determined accordingly.
(2) Interest payment	【If the call option has been exercised on the fourth anniversary of the start date】 Maturity date will be moved up, and accrued interest for the period between the date of initial deposit and one day prior to the early maturity date will be paid on the fourth anniversary date (no interest will accrue from the call option exercise date on). 【If the call option has not been exercised on the fourth anniversary of the start date】 On the call option exercise date as the interim interest payment date, accrued interest will be paid for the period between the date of initial deposit and one day prior to the interim interest payment date. On the eighth anniversary (the initial maturity date), periodic accrued interest from the interim interest payment to one day prior to the initial maturity date will be paid.
6. Handling Charges	None

7. Cancellation before maturity	Cancellation before maturity is not permitted in principle. Notwithstanding the above, in the event that the Bank is to permit cancellation before maturity due to the reasons as provided in the separate regulation, the amount of interest and principal to be received by depositor may be subject to the deduction of the damages the Bank has incurred resulting from the rearrangement of the time deposit from the date of cancellation to the maturity date and associated costs calculated in accordance with the Bank's prescribed method. As the result, the amount to be received may be lower than the original amount of the deposit.
8. Tax	20% of interest tax will be withheld separately.
9. Deposit insurance	This is covered by the deposit insurance system.

<For the press inquiries, please contact Public Relations Dept. (Harada or Ichinose) 03-5212-9252>

Exhibit A-44

Aozora Bank
May 20, 2005

Establishment of Crisis Management Division

Aozora has established the Crisis Management Division as an office outside of Operations Planning Division on May 20, 2005.
Crisis Management Division will take charge of planning of Business Continuity Management structure, at business-as-usual operations time, and Crisis Management structure during a crisis incidence situation. At the time of occurrence of actual crisis, Crisis Management structure will form the Command Center as central information flow.

Organization Chart



Office of Chief Executive
Chairman
President
Risk Management Division
Compliance Management Division
Personnel Division
Internal Audit Division
OCE Staff
Retail Banking Group
Head of Retail Banking
Corporate Banking Group
Head of Corporate Banking
Financial Institution Group
Head of Financial Institutions
Special Finance Group
Head of Special Finance
Financial Markets Group
Head of Financial Markets
Chief Financial Officer
Chief Credit Officer
Chief Technology Officer
Retail Marketing Division,
Retail Banking Division, HO,
Branches (Osaka, Shinjuku, Umeda, Yokohama, Kyoto, Shibuya, Ueno, Ikebukuro, Chiba, Nagoya, Sendai, Sapporo, Kanazawa, Fukuoka, Hiroshima, Takamatsu)
(Each Business Line of Retail Banking)
Corporate Marketing Division
Corporate Business Divisions in Headquarters
Corporate Business Division I~VII, Project Division
East Japan
Public Institutions Division, Branches (Nagoya, Sendai, Sapporo, Kanazawa)
West Japan
Branches (Kansai, Fukuoka, Hiroshima, Takamatsu)
Financial Institutions Marketing Division
Products Origination Division
Financial Institutions Division, HO
Financial Institutions Division, Kansai
Branches (Nagoya, Sendai, Sapporo, Kanazawa, Fukuoka, Hiroshima, Takamatsu)
(Each Business Line of Financial Institutions)
Real Estate Finance Division
Structured Credit and Investment Division
Global Finance Division
Credit Products Division
Private Equity Division
Representative Offices (Singapore, Seoul, Jakarta)
Forex & Fixed Income Division
Derivatives Sales Division
Treasury Division
Markets & International Administration Division
Internet Business Division
Financial Control Division
Financial Management Division
Financial Systems and Architecture Division
Credit Division I
Credit Division II
Operations Planning Division
Crisis Management Division
IT Management Division
Banking Administration Division

Exhibit A-45

News Release


AOZORA BANK

Contact Aozora Bank Public Relations:
Masaaki Harada
+81 (03) 5212-9252
m1.harada@aozorabank.co.jp

Aozora Bank Reports Fiscal Year 2004 Results

Growth in Net Non-Interest Income Drives Strong Business Performance

Tokyo (May 20, 2005) -- Aozora Bank, Ltd., ("Aozora" or "the Bank") a leading provider of financial products and services to corporate customers, financial institutions and retail customers, today reported its financial results for the fiscal year ended March 31, 2005.

2004 FINANCIAL HIGHLIGHTS (Year-on-Year):

- Net income increased 172.7% to 86.9 billion yen on strong operating performance, rigid cost controls, credit reserve releases and extraordinary items
- Non-interest income grew 73.8% to 32.8 billion yen and now represents 36.3% of net revenue
- Consolidated capital adequacy ratios increased to 18.7%; Tier 1 capital ratio increased to 18.3%

"We are pleased to report strong financial results for Aozora in 2004," said Aozora President, Mr. Hirokazu Mizukami. "We deeply appreciate the ongoing support of our customers, staff and other important stakeholders."

- more -

News Release



Contact Aozora Bank Public Relations:
Masaaki Harada
+81 (03) 5212-9252
m1.harada@aozorabank.co.jp

"The Bank has executed on its strategy and met or exceeded the key financial targets set out in our 2004 financial plan. We remain focused on expanding our presence with financial institutions and our corporate and retail customers by attracting specialist talent and providing new and innovative financial solutions.

"Aozora's strategy is to capture sustainable competitive advantages by building a specialized, customer-focused bank with unique capabilities in product origination and distribution. During this past year, we significantly improved the quality of our capital base, strengthened the balance sheet, and diversified our earnings. In 2005 Aozora will continue to focus on building an efficient organization that fosters creativity, independence, and disciplined risk-management. With a strong balance sheet, diversified businesses and specialist talent in every function, the Bank is well positioned to capture future growth opportunities."

- more -

Chairman and CEO Michael Rossi said: "Aozora continues to invest in technology to improve our operational efficiency and manage risk. In 2004, we have focused on the control infrastructure to optimize performance, control and risk reduction. Going forward, we plan to upgrade our applications, automate a larger portion of tasks and conduct regular and frequent reviews of policies and procedures to streamline our efforts while maintaining the highest levels of control and governance."

"The capital foundations of the Bank are now much stronger thanks to the support of our shareholders and our improved financial performance. By continuing to invest in risk management systems and broadening our capabilities, the Bank will look for opportunities to increase the risk positions by developing new products, markets and businesses, both organically and, where appropriate, through strategic alliances. We are committed to further build and strengthen our client relationships—especially the Japanese corporate sector, regional banks, those with needs for specialized and recovery finance, and retail clients seeking help to meet their savings and investment objectives. We will continue to grow our business in diversified ways in a highly disciplined manner."

2004 FISCAL YEAR REVIEW:

Business Results Highlights

- Improved cost control and productivity while increasing earnings and business growth
- Improved quality of loan portfolio by elimination of credit concentration risk

- Increase in non-interest revenue results from a more diversified earning base
- Increase in retail deposits as a secure and diverse funding source and the foundation to expand Aozora's wealth management business
- Announced internet banking joint venture with Yahoo that should provide a further diversification of business and earnings in the future

Strong Financial Results

Aozora Bank reported net revenue of 90.4 billion yen, up 10.7% from 81.6 billion yen in 2003. Net income increased strongly during the year, up 172.7% to 86.9 billion yen from 31.9 billion yen in 2003. Business Profit before General Loan Loss Reserves increased by 17.0% to 49.7 billion yen.

- more -

Earnings Quality

Strong earnings contributions came from recovery finance and fund investments from the Special Finance Group and derivative sales to corporate customers and trading activities in the Financial Markets Group. This strength contributed to a significant increase in net non-interest income, which now comprises 36.3% of total net revenue, up from 23.1% in 2003. Net interest income fell by 8.3% to 57.6 billion yen as a result of a reduced loan book. The loan book reduction was due to initiatives to lower the Bank's credit concentration exposure to specific credits and sectors. The objectives of this program have been accomplished and management is satisfied with the risk profile of the loan portfolio. The bank invested in a number of asset classes including domestic and offshore loans, securities and funds to further diversify earnings sources. Through investments in technology and the development of staff with specialized skill and experience, Aozora is developing a core competency in sourcing and managing diversified pools of financial assets. In fiscal year 2004 progress in this area generated earnings growth that compensated for reduced interest income from the loan book. Going forward, the Bank plans to use stronger capital position and improved asset management capabilities to develop unique products for our customers.

Expense Management

Expense management is an important element of the Bank's revitalization plans, and the cost to revenue ratio of the Bank improved to 45% from 48% in the prior year showing that productivity gains were captured. General and Administrative Expenses ("GAE") increased 3.9% to 40.7 billion yen for 2004. The increase was mainly due to

- more -

compensation expenses related to the addition of several externally recruited specialists and the new pro-forma standard tax. Although the Bank plans to target further cost efficiencies, additional expenses can be expected in order to fully capitalize on growth opportunities. GAE may increase on an absolute basis as the Bank continues to improve systems and invest in quality talent.

Credit and Extraordinary Items

Total assets of the Bank decreased for the year, reflecting the shift to a lower risk loan portfolio. As the loan portfolio reduced in size and improved in quality, excessive credit reserves were released to offset credit costs from specific credit deteriorations and write offs. Net credit-related items resulted in income of 27.8 billion yen compared to an expense of 6.5 billion yen in the prior year. Extraordinary items included the gain on the sale of Aozora Card, Ltd. shares and the return of the substitutional portion of the government welfare pension plan.

Balance Sheet

Total Assets decreased due to a planned reduction in the loan portfolio of 364.4 billion yen, which was partially offset by an increase of 262.9 billion yen (27%) in securities including investments into domestic and foreign securities, funds, investment trusts and limited partnerships. Funding was maintained from diversified sources, with term deposits from retail customers increasing to 1.07 trillion yen.

Total regulatory capital increased 13.6% to 617.2 billion yen in fiscal year 2004. Risk weighted assets decreased 4.8% to 3,300.3 billion yen as the Bank reduced credits considered too high or of impaired quality. The capital adequacy ratio increased to 18.7% from 15.7% in 2003 and Tier 1 capital ratio increased to 18.3% from 15.0% in 2003.

Aozora declared a cash dividend of 2.523 billion yen payable to common stockholders. The Board of Directors declared a cash dividend of 240 million yen on the outstanding shares of the 4th series of preferred stock and 3.224 billion yen for outstanding shares of the 5th series of preferred stock.

###

Aozora Bank, Ltd. was established in 1957 as the Nippon Fudosan Bank, Ltd. under the Long-term Credit Bank Law. In 2001, the Bank changed its name to Aozora Bank, Ltd., and in 2003 it became majority owned by Cerberus NCB Acquisition, L.P. In 2003 Mr. Hirokazu Mizukami was

appointed President, establishing a new organizational structure in 2004 to improve the customer focus within each of the Bank's business groups. In 2005 Mr. Mike Rossi was appointed Chairman and Chief Executive Officer to lead the Bank in developing a performance-based corporate culture, innovative business solutions and sustainable earnings growth. Aozora is a leading provider of financial products and services to corporate customers, financial institutions and retail customers, providing lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services.

News and other information about Aozora Bank, Ltd. are available at http://www.aozorabank.co.jp/en/company/

Exhibit A-46

Aozora Bank
May 20, 2005

Personnel Change in the Officer

New Candidate of Directorship [as of June 23, 2005]

Vice Chairman, Director Peter C. Hagan (Senior Managing Executive Officer)

Official decision will be made at the 72nd Ordinary General Meeting of Shareholders' held on June 23,2005 and Meeting of Board of Directors afterwards.

(end)

Exhibit A-47

Aozora Bank,Ltd.
May 2, 2005

Organizational Reform

This is to announce, effective as of May 1, 2005, Aozora Bank will reform its organization as bellow.

1. Financial Systems and Architecture Division will be established in Finance Group for planning, implementation and maintenance for all Financial Information Systems.

2. Financial Accounting Division will be renamed as Financial Control Division.

Organization Chart



Office of Chief Executive
Chairman
President
Risk Management Division
Compliance Management Division
Personnel Division
Internal Audit Division
OCE Staff
Retail Banking Group
Head of Retail Banking
Corporate Banking Group
Head of Corporate Banking
Financial Institution Group
Head of Financial Institutions
Special Finance Group
Head of Special Finance
Financial Markets Group
Head of Financial Markets
Chief Financial Officer
Chief Credit Officer
Chief Technology Officer
Retail Marketing Division,
Retail Banking Division, HO,
Branches (Osaka, Shinjuku, Umeda, Yokohama, Kyoto, Shibuya, Ueno, Ikebukuro, Chiba, Nagoya, Sendai, Sapporo, Kanazawa, Fukuoka, Hiroshima, Takamatsu)
(Each Business Line of Retail Banking)
Corporate Marketing Division
Corporate Business Divisions in Headquarters
Corporate Business Division I~VII, Project Division
East Japan
Public Institutions Division, Branches (Nagoya, Sendai, Sapporo, Kanazawa)
West Japan
Branches (Kansai, Fukuoka, Hiroshima, Takamatsu)
Financial Institutions Marketing Division
Products Origination Division
Financial Institutions Division, HO
Financial Institutions Division, Kansai
Branches (Nagoya, Sendai, Sapporo, Kanazawa, Fukuoka, Hiroshima, Takamatsu)
(Each Business Line of Financial Institutions)
Real Estate Finance Division
Structured Credit and Investment Division
Global Finance Division
Credit Products Division
Private Equity Division
Representative Offices (Singapore, Seoul, Jakarta)
Forex & Fixed Income Division
Derivatives Sales Division
Treasury Division
Markets & International Administration Division
Internet Business Division
Financial Control Division
Financial Management Division
Financial Systems and Architecture Division
Credit Division I
Credit Division II
Operations Planning Division
IT Management Division
Banking Administration Division

Exhibit A-48

April 28, 2005

Conclusion of Agreement with Yahoo Japan Corporation on Internet Banking

Aozora Bank, Ltd. (headquartered in Chiyoda-ku, Tokyo, President: Hirokazu Mizukami, "Aozora Bank" hereinafter) and Yahoo Japan Corporation (headquartered in Minato-ku, Tokyo, President & CEO: Masahiro Inoue, "Yahoo Japan" hereinafter) announces the conclusion of a formal agreement today on the launch of Internet banking business on a joint basis off Aozora Trust Bank, Ltd. (headquartered in Chiyoda-ku, Tokyo, President: Yuh Kawamura, "Aozora Trust" hereinafter) as the base. Currently, Aozora Trust is a wholly owned subsidiary of Aozora Bank. Basic agreement was reached between the two companies as of January 20, 2005. Below are the details of the joint venture:

1. Outline of agreement and purpose

Yahoo will subscribe new shares to be issued by Aozora Trust and will become a joint shareholder along with Aozora Bank. To new Aozora Trust, Aozora Bank will bring a wealth of know-how about banking business and human resources among other things whereas Yahoo Japan will provide a rich know-how about Internet business, human resources and beyond. Both parents have nurtured a relationship of mutual trust through successful experiences in a joint venture in Internet business. Backed by a combination of the both parents' strength, new Aozora Trust now aims to become a No.1 Internet bank in Japan offering highly convenient products and services catered to the lifestyle and daily needs of individual customers.

2. Profile of Aozora Trust

(1) Trade name	Aozora Trust Bank, Ltd.
(2) Representative	President: Masaru Kawamura
(3) Location	3-1, Kudan Minami 1-chome, Chiyoda-ku, Tokyo
(4) Established	February 28, 1994
(5) Businesses Activities	Banking services, Trust services
(6) Fiscal Year End	March 31
(7) Number of Employees	20 (As of March 31, 2004)
(8) Capital	¥5,000 million (As of March 31, 2004)
(9) Total Assets	¥13,242 million (As of March 31, 2004)
(10) Total Assets in trust	¥1,453,795 million (As of March 31, 2004)
(11) Operating Income	¥653 million (for the year ended March 31, 2004)
(12) Ordinary Profit	¥247 million (for the year ended March 31, 2004)

3. New shares to be issued by Aozora Trust

Common stock

Number of shares to be issued: 17,500 shares
Method of allocation: Third-party allocation
Party to be allocated: Yahoo Japan Corporation 17,500 shares
Issuance value: ¥875 million (or ¥50,000 per share)
Value to be capitalized: ¥25,000 per share
Due date of subscription: May 9, 2005
Due date of payment: May 12, 2005

(2) Non-voting convertible stock

Number of shares to be issued: 45,450 shares
Method of allocation: Third-party allocation
Party to be allocated: Aozora Bank, Ltd. 45,450 shares
Issuance value: ¥9,090 million (¥200 thousand per share)
Value to be capitalized: ¥100 thousand per share
Due date of subscription: Date on which the parties concerned agree in anticipation of the timing of the start of business, targeted for the spring of the next spring
Due date of payment: Three (3) business days after the end of subscription due date
Conversion ratio: One (1) share convertible to four (4) shares of common stock

Note 1: All of the non-voting convertible shares will be transferred to Yahoo Japan after subscription by Aozora Bank. Consideration of transfer: ¥11,590 million

Note 2: Below illustrates how the percentage of voting rights in Aozora Trust will change:

	Now	After Yahoo's acquisition of the above (1) and (2)	After full conversion of the above (2)
Aozora Bank	100%	85.1%	33.4%
Yahoo	0%	14.9%	66.6%

Prior to the exercise of the conversion rights in the above (2), approval as stipulated in the banking law must be obtained as Yahoo Japan will become a major shareholder of a bank.

4. Profile of Yahoo Japan

(1) Trade name: Yahoo Japan Corporation
(2) Representative: President: Masahiro Inoue
(3) Location: Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku,

Tokyo

(4) Establishment	January 31, 1996
(5) Businesses Activities	Advertising business on internet, Broadband business, Auction business, etc.
(6) Fiscal Year End	March 31
(7) Number of Employees	931 (As of March 31, 2004)
(8) Capital	¥6,399 million (As of March 31, 2004)
(9) Sales Volume	¥70,308 million (As of March 31, 2004)

5. Future schedule

May 9, 2005	Due date of subscription of common stock as described in the preceding 3-(1)
May 12, 2005	Due date of payment for common stock as described in 3-(1)
Spring of 2006	Issuance of non-voting convertible stock and transfer the same to Yahoo Japan from Aozora Bank
Spring of 2006	Expected start of Internet banking business

End

<For the press inquiries, please contact Public Relations Dept. (Harada or Ichinose) 03-5212-9252>

Exhibit A-49

Aozora Bank
April 27,
2005

Personnel Change in the Executive Officer

Appointment [as of April 27, 2005]

Senior Managing Executive Officer	Peter C. Hagan
Senior Managing Executive Officer	Hiroshi Jinno

(end)

Personal History

Name Peter C. Hagan

Date of Birth August 9, 1948

Education

1970 Manchester University, B.Sc (Honors), Physical Science

1972 Manchester Business School, DpBA (MBA equivalent)

Career Summary

1972 THE FIRST NATIONAL BANK OF CHICAGO

1975 McKINSEY & COMPANY (New York)

1977 CROCKER NATIONAL BANK

Senior Vice President – Commercial Banking

1984 THE FIRST NATIONAL BANK OF CHICAGO

Senior Vice President – International Service Products

1987 MERRILL LYNCH & CO., NEW YORK, NY

Merrill Lynch Capital Markets

SVP and Chief Credit Officer

1991 Merrill Lynch International Bank Ltd. (London)

Managing Director

Merrill Lynch Bank and Trust, Cayman Islands

Managing Director

Merrill Lynch Bank, Switzerland

Managing Director

1997 Merrill Lynch Personal Banking Department

Chief Executive Officer

Merrill Lynch Bank and Trust

Chief Executive Officer

Merrill Lynch Bank, USA

Chairman.

2003 JAY GAINES & CO., NEW YORK, NY

Managing Director

2004 Consultant regarding bank management issues

Personal History

Name Hiroshi Jinno

Date of Birth March 11, 1960

Education

1982 Keio University, B A.

1990 Yale School of Management,
Master's degree in Public and Private Management

Career Summary

1982 KOA OIL COMPANY, LIMITED

1990 GOLDMAN, SACHS & CO.
Associate, Corporate Finance Department, Investment Banking Div.

1991 Associate, Capital Markets Department, Investment Banking Div.

1993 GOLDMAN SACHS (JAPAN) LIMITED
Associate, Financial Institutions Group, Investment Banking Div.

1994 MORGAN STANLEY JAPAN LIMITED
Vice President, Financial Institutions Group, Investment Banking Div.

1998 Executive Director, Special Situations Group, Fixed Income Div.

2001 J.P.MORGAN PARTNERS ASIA PTE.LTD.
Managing Director

2005 Aozora Bank

Exhibit B

Financial Statements

Exhibit B-1

Re:

Corrections to the Summary of Consolidated Financial and Business Results for the 1st Quarter of Fiscal Year 2006

Some misstatements were found in the Summary of Consolidated Financial and Business Results for the 1st Quarter of Fiscal Year 2006, disclosed on July 31, 2006. The following corrections have been made:

Summary of Consolidated Financial and Business Results for the 1st Quarter of Fiscal Year 2006

Page 1

2. Financial highlights for the period ended June 30, 2006 (Q1 of FY 2006)

(1) Consolidated results of operations

	Net Income per Common Share (Basic)		Diluted Net Income per Common Share	
	Before correction	After correction	Before correction	After correction
Q1 of FY 2006	10.44 Yen	11.66 Yen	7.00 Yen	7.81 Yen

Exhibit B-2

「AOZORA BANK, LTD. Annual Report 2006」 List of errors

Page	P5	P30	P50	P98
Item	Financial Highlights	Consolidated Business Results	Non-consolidated Business Results	Subsidiaries
	Consolidated & Non-consolidated	Consolidated Financial Highlights (Five-Year Summary)	Non-consolidated Financial Highlight (Five-Year Summary)	Aozora Securities Co., Ltd.
	Total stockholders' equity per share (yen)	Total stockholders' equity per share (yen)	Total stockholders' equity per share (yen)	Loseication
Contents	※1、2	※1	※2	※3

※ 1、2

	※1 Consolidated total stockholders' equity per share		※2 Non-consolidated total stockholders' equity per share	
	Corrected data	Before correction	Corrected data	Before correction
As of March 31, 2003	74.06 Yen	75.29 Yen	73.85 Yen	75.08 Yen
As of March 31, 2004	84.41 Yen	85.63 Yen	84.67 Yen	85.89 Yen
As of March 31, 2005	114.38 Yen	115.60 Yen	113.58 Yen	114.80 Yen

※3

Corrected data	17-11, Kanda-Nishikicho 3-chome, Chiyoda-ku, Tokyo
Before correction	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo

Exhibit B-4


FASF

Summary of Consolidated Financial and Business Result for the 1st Quarter of FY 2006

July 31, 2006

Company Name: Aozora Bank, Ltd.
(URL http://www.aozorabank.co.jp/)
Representative: Hirokazu Mizukami, President
For Contact: Ichiro Mizuno, Manager, Financial Control Division TEL (03) 3263-1111

Note) All figures in this disclosure are unaudited.

1. Matters pertaining to preparation of quarterly financial data
   (1) Simplified accounting methods: Applied

   (2) Changes in accounting policies: None

   (3) Changes in scope of consolidation and equity-method affiliates: Applied

2. Financial highlights for the period ended June 30, 2006 (Q1 of FY 2006)
   (1) Consolidated results of operations

Note) Figures are rounded down

	Operating income		Operating Profits		Net Income	
	Million Yen	%	Million Yen	%	Million Yen	%
Q1 of FY 2006	48,174	(40.1)	19,938	(74.4)	33,062	(144.5)
Q1 of FY 2005	34,398	(18.0)	11,433	(36.5)	13,523	(-30.5)
FY 2005 (Full year)	171,946	(39.0)	61,440	(34.5)	120,114	(33.6)

	Net Income per Common Share (Basic)	Diluted Net Income per Common Share
	Yen	Yen
Q1 of FY 2006	11.66	7.81
Q1 of FY 2005	4.77	3.20
FY 2005 (Full year)	41.15	28.39

(2) Financial Condition

	Total Assets	Net Assets	Net Assets to Total Assets Ratio	Net Assets per Common Share
	Million Yen	Million Yen	%	Yen
June 30, 2006	6,454,614	731,845	11.3	157.95
June 30, 2005	4,823,299	621,164	12.9	118.91
Mar. 31, 2006	5,995,947	723,386	12.1	153.75

(Note) "Net Assets to Total Assets Ratio" is calculated by (Net assets - Subscription rights to shares - Minority interests) divided by Total assets. These ratios are not equal to capital adequacy ratio calculated in accordance with the notification of Ministry of Finance issued in 1993.

[Calculation Formulas]

○ Net Income per Common Share(Basic)
(Net Income − Dividend for Preferred Stocks) ÷ Average Number of Common Stock Issued

○ Diluted Net Income per Common Share
(Net Income − Dividend for Preferred Stocks + Adjustments)
÷ (Average Number of Common Stock Issued + Potential Common Stock)

○ Net Assets per Common Share
{Net Assets − (Number of Preferred Stock Issued × Issue Price)} ÷ Number of Common Stock Issued

【Basis of presenting quarterly consolidated financial and business result】

The quarterly financial and business result is prepared based on the standards applied for consolidated interim financial statements, except for simplified methods shown below.

- Some immaterial closing adjustments are omitted.
- Reserve for possible loan losses is provided for based on the historical loan-loss ratios calculated from those as of the end of the previous fiscal year and on the self-assessment of asset quality as of June 30, 2006, except for certain Other assets and subsidiaries' assets.

【Changes in scope of consolidation and equity-method affiliates】

Aozora Securities, Co., ltd. and Azure Funding Europe S.A. are under consolidation from this fiscal year due to its establishment. Aozora Business Service Co., Ltd. is eliminated from the scope of consolidation due to merger into a subsidiary.

【Segment Information】

(1) Business Segment Information

The Group is engaged in banking and other related activities such as trust and other business. Such segment information, however, has not been presented, as the percentage of other activities is not material to the banking business.

(2) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

(3) Foreign operating Income

Foreign operating income comprises transactions at Aozora Bank's overseas branch and income from the overseas consolidated subsidiaries. The composition of this volume of transactions falls short of 10% of operating income, therefore foreign operating income segment information is not presented.

Consolidated Balance Sheets

(Millions of yen)

	As of Jun. 30, '06 (A)	As of Mar. 31, '06 (B)	(A) - (B)	As of Jun. 30, '05
(Assets)				
Cash and due from banks	111,316	365,939	(254,623)	243,111
Call loans and bills bought	340,714	216,164	124,550	88,440
Receivables under securities borrowing transactions	505,242	300,370	204,872	248,379
Monetary claims bought	95,547	87,686	7,861	76,230
Trading assets	98,202	93,886	4,316	135,771
Money held in trust	6,964	6,306	658	2,511
Securities	1,761,067	1,628,154	132,913	1,386,769
Loans and bills discounted	3,408,083	3,136,255	271,828	2,570,841
Foreign exchanges	9,227	10,949	(1,722)	3,147
Other assets	108,422	155,481	(47,059)	142,948
Premises and equipment	-	29,184	(29,184)	28,610
Tangible fixed assets	23,781	-	23,781	-
Intangible fixed assets	5,539	-	5,539	-
Deferred discounts on and issuance cost for debentures	244	218	26	148
Deferred tax assets	27,941	27,624	317	13,290
Customers' liabilities for acceptances and guarantees	19,979	19,412	567	15,609
Reserve for possible loan losses	(67,660)	(81,686)	14,026	(132,511)
Total assets	6,454,614	5,995,947	458,667	4,823,299
(Liabilities)				
Deposits	2,347,132	2,325,483	21,649	1,762,250
Negotiable certificates of deposit	1,024,947	870,824	154,123	573,865
Debentures	1,152,789	1,060,331	92,458	798,233
Call money and bills sold	482,589	384,523	98,066	458,047
Payables under repurchase agreements	44,056	49,788	(5,732)	81,643
Payables under securities lending transactions	198,428	206,654	(8,226)	190,644
Trading liabilities	99,877	104,908	(5,031)	113,340
Borrowed money	100,915	85,415	15,500	42,915
Foreign exchanges	2	2	(0)	1
Bonds and notes	99,500	-	99,500	-
Other liabilities	133,226	146,288	(13,062)	145,666
Reserve for employees' bonus	1,400	-	1,400	779
Reserve for employee retirement benefits	16,279	16,331	(52)	15,536
Reserve for credit losses on off-balance-sheet instruments	1,646	1,940	(294)	1,981
Acceptances and guarantees	19,979	19,412	567	15,609
Total liabilities	5,722,769	5,271,902	450,867	4,200,514
(Minority interest)				
Minority interest in consolidated subsidiaries	-	658	-	1,619
(Stockholders' equity)				
Capital stock	-	419,781	-	419,781
Capital surplus	-	33,333	-	33,333
Retained earnings	-	270,890	-	164,299
Net unrealized gains(losses) on available-for-sale securities, net of taxes	-	(683)	-	3,732
Foreign currency translation adjustments	-	64	-	18
Treasury stock	-	(0)	-	(0)
Total stockholders' equity	-	723,386	-	621,164
Total liabilities, minority interest and stockholders' equity	-	5,995,947	-	4,823,299
(Net assets)				
I Owners' equity				
Capital stock	419,781	-	-	-
Capital surplus	33,333	-	-	-
Retained earnings	297,961	-	-	-
Treasury stock	(0)	-	-	-
Total owners' equity	751,076	-	-	-
II Valuation and translation adjustments				
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(9,502)	-	-	-
Net deferred gains(losses) on hedging instruments, net of taxes	(10,505)	-	-	-
Foreign currency translation adjustments	203	-	-	-
Total valuation and translation adjustments	(19,804)	-	-	-
III Minority interests	573	-	-	-
Total net assets	731,845	-	-	-
Total liabilities and net assets	6,454,614	-	-	-

Consolidated Statements of Income

(Millions of yen)

	1st Quarter of FY 2006 (A)	1st Quarter of FY 2005 (B)	(A) - (B)	FY 2005 (full year)
Operating income	48,174	34,398	13,776	171,946
Interest income	23,510	20,652	2,858	89,142
Interest on loans and discounts	15,633	12,703	2,930	52,310
Interest and dividends on securities	5,570	4,549	1,021	23,191
Fees and commissions	4,071	2,796	1,275	17,151
Trading income	1,274	671	603	8,219
Other operating income	14,362	8,236	6,126	46,288
Other income	4,955	2,041	2,914	11,145
Operating expenses	28,236	22,964	5,272	110,505
Interest expenses	12,759	7,043	5,716	36,140
Interest on deposits	2,421	1,981	440	8,287
Interest on debentures	1,484	939	545	3,939
Fees and commissions	484	255	229	1,319
Trading expenses	3	97	(94)	453
Other operating expenses	1,311	1,274	37	8,687
General and administrative expenses	12,636	11,473	1,163	49,404
Other expenses	1,041	2,819	(1,778)	14,500
Operating profits	19,938	11,433	8,505	61,440
Extraordinary profits	13,283	2,038	11,245	48,874
Extraordinary losses	148	79	69	1,259
Income before income taxes and others	33,073	13,393	19,680	109,055
Provision for income taxes and others	287	177	110	952
Deferred income taxes	(315)	(383)	68	(12,154)
Minority interest in net income	39	75	(36)	143
Net income	33,062	13,523	19,539	120,114

Statement of Changes in Consolidated Net Assets for First Quarter of Fiscal Year 2006

(from April 1 to June 30, 2006)

(Millions of yen)

	Owners' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Owners' equity total
Balance at the end of previous period	419,781	33,333	270,890	(0)	724,005
Changes of items during the period					
Dividends from surplus			(5,987)		(5,987)
Bonus paid to director			(3)		(3)
Net income			33,062		33,062
Net changes of items other than owners' equity					
Total changes of items during the period			27,070		27,070
Balance at the end of the current period	419,781	33,333	297,961	(0)	751,076

	Valuation and translation adjustments					
	Net unrealized gains(losses) on available-for-sale securities, net of taxes	Net deferred gains(losses) on hedging instruments, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interest	Net assets, total
Balance at the end of previous period	(683)	—	64	(619)	658	724,044
Changes of items during the period						
Dividends from surplus						(5,987)
Bonus paid to director						(3)
Net income						33,062
Net changes of items other than owners' equity	(8,818)	(10,505)	139	(19,185)	(85)	(19,270)
Total changes of items during the period	(8,818)	(10,505)	139	(19,185)	(85)	7,800
Balance at the end of the current period	(9,502)	(10,505)	203	(19,804)	573	731,845

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Summary of Revenue and Expenses

【Non-consolidated】

(Millions of yen)

	1st Quarter of FY 2006	change	1st Quarter of FY 2005	(For reference) FY 2005 (Full year)
Net revenue	27,443	5,513	21,930	108,248
Net interest income	10,749	(3,110)	13,859	52,581
Net fees and commissions	2,927	879	2,048	13,541
Net trading revenues	1,270	697	573	7,765
Net other operating income	12,495	7,046	5,449	34,359
General and administrative expenses	(11,464)	(1,441)	(10,023)	(44,046)
Business profit before general loan-loss reserve	15,978	4,072	11,906	64,201
Credit-related expenses note)	12,818	12,292	526	41,808
Other income (loss)	3,646	4,223	(577)	1,663
Extraordinary profits (loss) other than Credit-related expenses	321	(1,163)	1,484	502
Income before income taxes and others	32,771	19,432	13,339	108,175
Income taxes	353	(14)	367	11,744
Net income	33,124	19,417	13,707	119,920
Credit-related expenses (incl. recoveries of written-off claims)	13,179	11,166	2,013	43,663

Notes) 1. The figures are rounded down.

2. Credit-related expenses for the 1st Quarter of FY 2006 includes reversal of reserve for possible loan losses amounting to ¥12,530 million, and reversal of reserve for credit losses on off-balance-sheet instruments amounting to ¥239 million, each of which is recorded in extraordinary profits.

Credit-related expenses for the 1st Quarter of FY 2005 includes reversal of reserve for possible loan losses amounting to ¥552 million, which is recorded in extraordinary profits.

【Consolidated】

(Millions of yen)

	1st Quarter of FY 2006	change	1st Quarter of FY 2005	(For reference) FY 2005 (Full year)
Net revenue	28,659	4,974	23,685	114,200
Net interest income	10,751	(2,858)	13,609	53,001
Net fees and commissions	3,586	1,046	2,540	15,832
Net trading revenues	1,270	697	573	7,765
Net other operating income	13,051	6,089	6,962	37,600
General and administrative expenses	(12,636)	(1,163)	(11,473)	(49,404)
Business profit	16,023	3,812	12,211	64,796
Operating profits	19,938	8,505	11,433	61,440
Extraordinary profits/losses	13,135	11,176	1,959	47,615
Income taxes, etc.	(11)	(141)	130	11,058
Net income	33,062	19,539	13,523	120,114
Credit-related expenses	12,778	12,298	480	40,994

Note) The figures are rounded down.

2. Assets Classified under Financial Reconstruction Law (Non-consolidated)

(100 millions of yen)

	Jun. 30, '06	(for reference) Mar. 31, '06	(for reference) Sep. 30, '05
Bankrupt and similar credit	6	6	58
Doubtful credit	135	183	608
Substandard credit	21	22	78
Total	162	210	744
Ratio on total credit	0.49%	0.68%	2.87%

Notes) 1. Figures as of Jun. 30, '06 shown above are based on classification definitions prescribed in Article 4 of Enforcement Regulations of Financial Reconstruction Law.

2. Figures as of Jun. 30, '06 shown above are calculated through self-assessment on asset quality on each claim pursuant to its borrower category decided at the end of Jun. 30, '06, based on the internal Self-Assessment Standards and Credit Rating System. The amount of claims to bankrupt or substantially bankrupt borrowers which is deemed irrecoverable is reduced as partial direct write-off.

※ Relationship between the Financial Construction Law categories and self-assessment categories

Bankrupt and similar credit	Claims to bankrupt or substantially bankrupt borrowers
Doubtful credit	Claims to potentially bankrupt borrowers
Substandard credit	Claims overdue for more than three months or with mitigated conditions to watch list borrowers

3. Net Unrealized Gains(Losses) on Marketable Securities (Consolidated)

Note) The figures are rounded down.

(100 millions of yen)

	Jun. 30, '06				(for reference) Mar. 31, '06			
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)		
			Gains	Losses			Gains	Losses
Held-to-maturity debt securities	0	(0)	—	0	0	(0)	—	0
Available-for-sale securities	13,413	(95)	80	175	12,181	(6)	151	158
Stocks	34	16	16	—	34	16	16	—
Bonds	8,826	(65)	-	66	7,427	(73)	-	73
Others	4,552	(46)	62	109	4,720	49	133	84
Total	13,413	(95)	80	175	12,182	(6)	151	158

	(for reference) Sep. 30, '05			
	Fair value	Net unrealized gains (losses)		
			Gains	Losses
Held-to-maturity debt securities	0	0	0	—
Available-for-sale securities	10,900	32	112	79
Stocks	19	0	0	0
Bonds	6,569	(37)	1	39
Others	4,310	70	110	39
Total	10,900	32	112	79

Notes) 1. "Net unrealized gains(losses)" and "Gains(Losses)" are differences between fair value and book value, which is amortized or written down as impairment.

2. Not only securities, but negotiable funds or commercial paper etc. are included.

4. Fair Values of Derivatives (Consolidated)

note) The figures are rounded down.

(1) Interest rate-related transactions

(100 millions of yen)

		Jun. 30, '06			(for reference) Mar. 31, '06			(for reference) Sep. 30, '05		
		Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	–	7,230	4	4	6,522	0	0	2,747	0	0
Over-the-counter	Interest rate swaps	228,379	173	173	218,295	208	208	230,053	198	114
	Others	8,105	11	11	4,369	(2)	(2)	1,404	(1)	(1)
Total				188			206			114

note) Derivatives which qualify for hedge accounting are not included in the above table. The same applies up to (6).

(2) Foreign exchange-related transactions

(100 millions of yen)

		Jun. 30, '06			(for reference) Mar. 31, '06			(for reference) Sep. 30, '05		
		Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	–	–	–	–	–	–	–	–	–	–
Over-the-counter	Currency swaps	11,925	(3)	(3)	11,732	(4)	(4)	8,083	1	1
	Forward contracts	6,493	72	72	4,757	84	84	3,557	51	51
	Currency options	7,818	(35)	3	6,485	(52)	(23)	5,870	169	(4)
Total				72			56			48

(3) Equity-related transactions

(100 millions of yen)

	Jun. 30, '06			(for reference) Mar. 31, '06			(for reference) Sep. 30, '05		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	–	–	–	–	–	–	47	0	(0)
Over-the-counter	–	–	–	–	–	–	–	–	–
Total			–			–			(0)

(4) Bond-related transactions

(100 millions of yen)

	Jun. 30, '06			(for reference) Mar. 31, '06			(for reference) Sep. 30, '05		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	431	0	0	2,068	6	6	2,470	0	(1)
Over-the-counter	–	–	–	–	–	–	–	–	–
Total			0			6			(1)

(5) Commodity-related transactions

(100 millions of yen)

	Jun. 30, '06			(for reference) Mar. 31, '06			(for reference) Sep. 30, '05		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter	6	0	0	6	0	0	–	–	–

(6) Credit derivatives

(100 millions of yen)

	Jun. 30, '06			(for reference) Mar. 31, '06			(for reference) Sep. 30, '05		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter	11,018	1	1	9,646	4	4	7,250	7	7

All figures stated above are unaudited.

Non-consolidated Balance Sheets

(Millions of yen)

	As of Jun. 30, '06 (A)	As of Mar. 31, '06 (B)	(A) - (B)	As of Jun. 30, '05
(Assets)				
Cash and due from banks	94,579	353,494	(258,915)	231,264
Call loans	340,714	151,964	188,750	88,440
Receivables under securities borrowing transactions	505,242	300,370	204,872	248,379
Monetary claims bought	64,653	53,537	11,116	52,922
Bills bought	-	64,200	(64,200)	-
Trading assets	98,202	93,886	4,316	135,771
Money held in trust	6,964	6,306	658	2,511
Securities	2,011,076	1,797,623	213,453	1,500,898
Loans and bills discounted	3,226,594	3,025,391	201,203	2,498,848
Foreign exchanges	9,029	8,978	51	2,152
Other assets	107,287	156,564	(49,277)	142,339
Premises and equipment	-	27,843	(27,843)	27,439
Tangible fixed assets	21,563	-	21,563	-
Intangible fixed assets	5,720	-	5,720	-
Deferred discounts on and issuance cost for debentures	244	218	26	148
Deferred tax assets	27,463	27,122	341	13,123
Customers' liabilities for acceptances and guarantees	19,979	19,412	567	15,609
Reserve for possible loan losses	(67,645)	(81,708)	14,063	(132,544)
Total assets	6,471,668	6,005,204	466,464	4,827,307
(Liabilities)				
Deposits	2,358,741	2,340,885	17,856	1,773,778
Negotiable certificates of deposit	1,024,947	870,824	154,123	573,865
Debentures	1,156,789	1,064,331	92,458	802,233
Call money	373,789	292,823	80,966	351,347
Payables under repurchase agreements	44,056	49,788	(5,732)	81,643
Payables under securities lending transactions	198,428	206,654	(8,226)	190,644
Bills sold	108,800	91,700	17,100	106,700
Trading liabilities	99,877	104,908	(5,031)	113,340
Borrowed money	100,800	85,300	15,500	42,800
Foreign exchanges	2	2	(0)	1
Bonds and notes	100,000	-	100,000	-
Other liabilities	138,525	140,647	(2,122)	138,538
Reserve for employees' bonus	1,143	-	1,143	635
Reserve for employee retirement benefits	15,483	15,539	(56)	15,137
Reserve for credit losses on off-balance-sheet instruments	1,646	1,940	(294)	1,981
Acceptances and guarantees	19,979	19,412	567	15,609
Total liabilities	5,743,010	5,284,756	458,254	4,208,251
(Stockholders' equity)				
Capital stock	-	419,781	-	419,781
Capital surplus	-	33,333	-	33,333
Capital surplus reserve	-	33,333	-	33,333
Retained earnings	-	268,415	-	162,201
Earned surplus reserve	-	3,646	-	3,646
Unappropriated profits	-	264,768	-	158,554
Net income	-	119,920	-	13,707
Net unrealized gains(losses) on available-for-sale securities, net of taxes	-	(1,081)	-	3,734
Treasury stock	-	(0)	-	(0)
Total stockholders' equity	-	720,447	-	619,051
Total liabilities and stockholders' equity	-	6,005,204	-	4,827,307
(Net assets)				
I Owners' equity				
Capital stock	419,781	-	-	-
Capital surplus	33,333	-	-	-
Capital surplus reserve	33,333	-	-	-
Retained earnings	295,551	-	-	-
Earned surplus reserve	4,844	-	-	-
Other retained earnings	290,707	-	-	-
Earned surplus brought forward	290,707	-	-	-
Treasury stock	(0)	-	-	-
Total owners' equity	748,666	-	-	-
II Valuation and translation adjustments				
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(9,502)	-	-	-
Net deferred gains(losses) on hedging instruments, net of taxes	(10,505)	-	-	-
Total valuation and translation adjustments	(20,007)	-	-	-
Total net assets	728,658	-	-	-
Total liabilities and net assets	6,471,668	-	-	-

Non-consolidated Statements of Income

(Millions of yen)

	1st Quarter of FY 2006 (A)	1st Quarter of FY 2005 (B)	(A) - (B)	FY 2005 (full year)
Operating income	46,221	31,504	14,717	163,661
Interest income	23,517	20,899	2,618	88,704
Interest on loans and discounts	12,864	11,595	1,269	45,753
Interest and dividends on securities	8,510	5,938	2,572	29,559
Fees and commissions	3,365	2,253	1,112	14,817
Trading income	1,274	671	603	8,219
Other operating income	13,778	6,719	7,059	43,497
Other income	4,285	960	3,325	8,422
Operating expenses	26,595	20,201	6,394	102,932
Interest expenses	12,773	7,042	5,731	36,136
Interest on deposits	2,421	1,981	440	8,287
Interest on debentures	1,497	939	558	3,962
Fees and commissions	437	205	232	1,276
Trading expenses	3	97	(94)	453
Other operating expenses	1,282	1,270	12	9,137
General and administrative expenses	11,903	10,597	1,306	46,426
Other expenses	194	988	(794)	9,501
Operating profits	19,625	11,303	8,322	60,729
Extraordinary profits	13,185	2,039	11,146	48,801
Extraordinary losses	39	2	37	1,354
Income before income taxes and others	32,771	13,339	19,432	108,175
Provision for income taxes and others	(12)	63	(75)	122
Deferred income taxes	(341)	(431)	90	(11,867)
Net income	33,124	13,707	19,417	119,920

Exhibit B-5

< Aozora Bank Reports Record Earnings Results >
-Highest Profit in 49-Year History-

TOKYO –May, 22 2006- Aozora Bank, Ltd., ("Aozora" or "the Bank"), a leading Japanese commercial bank, today reported strong financial results for the year ended March 31, 2006. Our net income for FY2005 was the highest achieved since the establishment of the Bank in 1957. This achievement demonstrates the positive impact of Aozora management's strategy to pursue growth in the Bank's core lending and specialty finance businesses and to steadily diversify the Bank's earnings base toward higher value-added services. Non-interest income now accounts for more than half of Aozora's net revenue.

FY2005 FINANCIAL HIGHLIGHTS (Consolidated Basis)

- Net income rose 33.6% to 120.1 billion yen. Net growth in revenues, gains from the reversal of reserves for possible loan losses and tight cost controls, all contributed to our record net income in FY2005.
- Net revenue rose 17.5% to 114.2 billion yen on the basis of significantly higher non-interest income, including gains in net fees and commissions, net trading revenue and net other operating income. Overall, non-interest income in FY2005 accounted for 53.6% of our net revenue as compared with 39.4% in the previous financial year.
- Our loan book grew by 469.9 billion yen, or 17.6% to 3,136.3 billion yen as of March 31, 2006. This is the first year-on-year growth in the Bank's loan book since FY2001.
- Our ratio of expenses to net revenue decreased 4.3 percentage points from 47.6% to 43.3%. Expenses as a proportion of net revenue have declined every year since the new management assumed control in FY2000.
- Total assets grew by 1,220.5 billion yen, or 25.6%, to 5,995.9 billion yen as of March 31, 2006, boosted by an increase in investment securities, and loans and bills discounted.
- Our business profit, or "gyomu jun-eki", grew 27.4% to 64.8 billion yen in FY 2005. This growth demonstrates the underlying strength of Aozora's main banking businesses.
- FRL ratio fell to 0.68% as the level of impaired loans reduced.

Aozora Bank Chairman and CEO Michael E. Rossi said; "By any measure, this has been a landmark year in our history, marked by the successful transition from a Long-Term Credit Bank to an "Ordinary Bank" and record profit. We are delighted with the financial results we are reporting today. They demonstrate the hard work and commitment of our employees, the ongoing support and partnership of our customers and shareholders, and the successful execution of our business strategy. We are now ideally positioned to launch the next stage in our development."

EARNINGS REVIEW

Net revenue rose 17.5% to 114.2 billion yen in FY2005, in large part due to the increase in non-interest income. This growth reflects Aozora's strategy of focusing resources on areas such as specialty finance, derivative sales and fund investments where we can most

effectively leverage our core structuring and risk management expertise. Our non-interest income grew overall by 59.9% to 61.2 billion yen and was led by significant gains in net other operating income, and in net fees and commissions. By contrast, our net interest income fell 10.0% to 53.0 billion yen, primarily as a result of increasing diversification into asset classes producing income not classified as interest income, while funding costs are recorded as interest expense. Although our general and administrative expenses rose 6.7% to 49.4 billion yen in FY2005, our steady focus on cost controls helped to reduce our ratio of expenses to net revenue to 43.3% from 47.6% a year ago.

Net revenue growth coupled with a continuing focus on cost control generated increases in business profit of 27.4 % to 64.8 billion yen, and operating profit of 34.5% to 61.4 billion yen. Extraordinary profit recorded in FY2005 amounted to 47.6 billion yen and was mostly attributable to reversal of reserves for possible loans losses. As a result, income before income taxes grew 21.1% to 109.1 billion yen, and our net income rose 33.6% to 120.1 billion yen. The FY2005 net income is the highest achieved in the Bank's 49-year history.

BALANCE SHEET SUMMARY

Total assets amounted to 5,995.9 billion yen as of March 31, 2006, a gain of 1,220.5 billion yen compared with a year earlier. Total asset growth in FY2005 was supported by an increase in both investment securities, and in loans and bills discounted. The loan book grew by 469.9 billion yen, or 17.6%, to 3,136.3 billion yen, increasing every month from September through the fiscal year-end. This was the first year-on-year growth since FY2001. We believe the loan book expansion is a direct result of Aozora's corporate reorganization launched in September 2005. Under this reorganization, we established a new "Marketing Force" that has been very successful in winning new customers and transactions for the Bank.

On the funding side, total deposits rose by 821.7 billion yen to 3,196.3 billion yen, helped by strong growth in retail term deposits following the launch of our new "Excellent First" deposit product line, which has proved very popular with high net-worth retail customers.

Our consolidated regulatory capital amounted to 731.3 billion yen as of March 31, 2006, up 114.1 billion yen, while risk-weighted assets were 3,755.0 billion yen, up 454.6 billion yen, each compared with a year earlier.

As a result, our capital adequacy ratio improved to 19.47%, as of March 31, 2006, compared with 18.70% a year ago. Our Tier-1 capital ratio also increased to 19.12% from 18.31%. These ratios are among the highest within Aozora's peer group in Japan.

FY 2005 OPERATIONAL HIGHLIGHTS

- In March 2006, Aozora received formal approval from Japan's Financial Services Agency to change its status from that of a Long-Term Credit Bank to an "Ordinary Bank", effective on April 1, 2006. Our new status removed the requirement that we sell a debenture to every retail client wishing to make a deposit with us and enhances our ability to open retail accounts. Our transition also eliminates the prohibition on offering unsecured loans for a term longer than six months, enabling us to participate in a broader range of syndicated loans and expand our capacity to engage in unsecured lending with retail customers.

- In February 2006, Rating and Investment Information Inc. (R&I), a leading

Japanese credit rating agency, raised Aozora's issuer rating to "A-" from "BBB", citing our current management team's focus on risk control, strengthening the customer base, and ability to deliver financial services as well as efforts to raise cost awareness. Earlier in FY2005, Standard & Poor's and Fitch Ratings both separately raised Aozora's long-term rating to "BBB+" from "BBB."

- In September 2005, Aozora implemented a major operational reorganization reflecting management's commitment to on being a customer-focused, risk-conscious and efficient financial services firm. Under this reorganization, we established a new "Marketing Force" dedicated to winning new business and created the new position of Chief Marketing Officer. This initiative has already produced results, with increases in Aozora's loan book every month from September until financial year-end. We also merged our Corporate Banking and Special Finance Groups into a single Group to ensure the matching of customer needs and product development. Additionally, Aozora overhauled the Bank's credit analysis rating and approval process for loans and revamped the internal audit program.

- In July 2005, Aozora opened a New York representative office as part of efforts to strengthen the Bank's information-gathering network in the United States. Located midtown on Park Avenue, the New York office raises the number of our overseas representative offices to four.

- In June 2005, Aozora launched "Excellent First", a new principal-guaranteed deposit product targeted at high net-worth customers offering an attractive yield in return for the depositor granting an early redemption option to the Bank. The product has proved very popular with customers. To meet demand after the initial product expiry in December 2005(extended from September due to its popularity), we have launched an additional five principal-guaranteed deposit products offering a variety of maturities and interest rates under the "Excellent First" brand. We have attracted more than 100 billion yen in deposits through these offerings.

DIVIDENDS

We plan to pay a cash dividend of 0.89 yen per share to our common shareholders. This plan is subject to approval at the Bank's Annual General Shareholders' Meeting scheduled to be held on June 23, 2006.

Aozora Bank, Ltd is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, and corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders.

News and other information about Aozora Bank, Ltd. are available at http://www.aozorabank.co.jp/en/company/

—END—

Exhibit B-6

May 22, 2006

Aozora Bank, Ltd.

Summary of Financial Results for FY 2005

I. Summary of Consolidated Revenue and Expenses

Note) Profits are shown in the positive, expenses and losses are shown in the negative.

(Consolidated) (In millions of yen)

	FY 2005		FY 2004		Change	
		1st half		1st half		1st half
Net revenue	114,200	53,611	97,161	46,488	17,039	7,123
Interest income	53,001	26,955	58,890	30,811	(5,889)	(3,856)
Net fees and commissions	15,832	6,603	10,035	4,311	5,797	2,292
Net trading revenues	7,765	3,006	5,803	4,169	1,962	(1,163)
Net other operating income	37,600	17,045	22,432	7,195	15,168	9,850
General and administrative("G&A") expenses	(49,404)	(24,614)	(46,286)	(23,439)	(3,118)	(1,175)
Business profit	64,796	28,996	50,875	23,049	13,921	5,947
(year-on-year rate of change)	*27.4%*	*25.8%*	*-22.3%*	*14.1%*	–	–
Operating profits	61,440	25,748	45,693	18,361	15,747	7,387
Extraordinary profits/losses	47,615	17,550	44,324	14,322	3,291	3,228
Income taxes, etc.	11,058	1,598	-124	880	11,182	718
Net income	120,114	44,897	89,893	33,565	30,221	11,332
(year-on-year rate of change)	*33.6%*	*33.8%*	*194.4%*	*161.2%*	–	–
Ratio of non-interest income to net revenue	53.6%	49.7%	39.4%	33.7%	14.2%	16.0%
Ratio of G&A expenses to net revenue	43.3%	45.9%	47.6%	50.4%	(4.3%)	(4.5%)
Credit-related expenses	40,994	13,083	26,040	820	14,954	12,263



Non-interest income
Interest income
Business profit
Net income
Ratio of G&A expenses to net revenue
JPY 100 millions
1200
1000
800
600
400
200
0
60.0%
50.0%
40.0%
30.0%
868
637
231
416
305
52.1%
972
589
383
509
898
47.6%
1,142
530
612
648
1,201
43.3%
FY 2003
FY 2004
FY 2005

(For reference) Summary of Non-consolidated Revenue and Expenses

Note) Profits are shown in the positive, expenses and losses are shown in the negative.

(Non-consolidated) (In millions of yen)

	FY 2005		FY 2004		Change	
		1st half		1st half		1st half
Net revenue	108,248	50,853	90,384	43,311	17,864	7,542
Interest income	52,581	27,080	57,609	29,977	(5,028)	(2,897)
Net fees and commissions	13,541	5,475	8,162	3,591	5,379	1,884
Net trading revenues	7,765	3,006	5,803	4,169	1,962	(1,163)
Net other operating income	34,359	15,291	18,808	5,572	15,551	9,719
General and administrative ("G&A") expenses	(44,046)	(21,474)	(40,694)	(19,844)	(3,352)	(1,630)
Business profit before general loan-loss reserve	64,201	29,378	49,690	23,466	14,511	5,912
(year-on-year rate of change)	*29.2%*	*25.2%*	*17.0%*	*12.4%*	–	–
Write-off/disposal of loans	(4,971)	(2,302)	(4,229)	(1,124)	(742)	(1,178)
Other income/losses	1,499	(1,030)	(1,726)	(3,508)	3,225	2,478
Operating profits	60,729	26,045	43,733	18,833	16,996	7,212
Extraordinary profits/losses	47,446	17,232	42,224	11,319	5,222	5,913
Reversal of reserve for possible loan losses	46,943	15,565	31,994	5,664	14,949	9,901
Income before income taxes	108,175	43,278	85,958	30,153	22,217	13,125
Income taxes, etc.	11,744	1,923	901	1,331	10,843	592
Net income	119,920	45,201	86,859	31,484	33,061	13,717
(year-on-year rate of change)	*38.1%*	*43.6%*	*172.7%*	*119.3%*	–	–
Ratio of non-interest income to net revenue	51.4%	46.7%	36.3%	30.8%	15.1%	15.9%
Ratio of G&A expenses to net revenue	40.7%	42.2%	45.0%	45.8%	(4.3%)	(3.6%)
Credit-related expenses	41,808	13,251	27,764	2,029	14,044	11,222

II. Summary of Consolidated Balance Sheets

(In millions of yen)

	Mar. 31, 2006	Mar. 31, 2005	Change	(reference) Sep. 30, 2005
Loans and bills discounted	31,363	26,664	4,699	26,550
Investment securities	16,282	11,287	4,995	14,611
Trading assets	939	3,547	(2,608)	857
Cash and due from banks	3,659	2,186	1,473	2,164
Other	8,534	5,403	3,131	5,267
Reserve for possible loan losses	(817)	(1,331)	514	(1,171)
Total assets	59,959	47,755	12,205	48,279
Debentures	10,603	8,480	2,123	8,411
Deposits & Negotiable certificates of deposit	31,963	23,746	8,217	23,506
Trading liabilities	1,049	889	160	785
Call money & Bills sold	3,845	3,723	123	4,299
Payables under repurchase agreements	498	1,838	(1,340)	622
Other	4,760	2,953	1,808	4,132
Total liabilities	52,719	41,629	11,090	41,755
Minority interest in consolidated subsidiaries	7	8	(1)	16
Capital stock & Capital surplus	4,531	4,531	—	4,531
Retained earnings	2,709	1,568	1,141	1,957
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(7)	19	(26)	20
Treasury stock	(0)	(0)	—	(0)
Total stockholders' equity	7,234	6,118	1,116	6,508
Total liabilities, minority interest and stockholders' equity	59,959	47,755	12,205	48,279

III. BIS Capital Adequacy Ratio (Consolidated, Domestic Standards)

In 100 millions of yen

		Mar. 31, 2006	Mar. 31, 2005	(reference) Sep. 30, 2005
Regulatory capital	A	7,313	6,172	6,605
(Tier 1)	B	7,180	6,045	6,506
(Deferred tax assets)		276	141	161
Risk-weighted assets	C	37,550	33,003	31,566
Capital Adequacy ratio	A/C	19.47%	18.70%	20.92%
Tier 1 ratio	B/C	19.12%	18.31%	20.61%

Note) Figures of March 31, 2006 are on preliminary basis.

IV. Disclosed Credit under the Financial Reconstruction Law ("FRL Credit")

(Non-consolidated) (In 100 millions of yen)

		Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Sep. 30, 2005	Mar. 31, 2006	Change from Mar.31, 2005
Bankrupt and Similar credit		135	178	54	58	6	(48)
Doubtful credit		933	590	841	608	183	(658)
Substandard credit		957	119	89	78	22	(67)
FRL credit	①	2,025	887	984	744	210	(774)
Total credit	②	33,886	29,961	26,226	25,890	30,489	4,262
FRL credit ratio	①/②	5.97%	2.95%	3.75%	2.87%	0.68%	(3.07%)
Non-secured portion of FRL credit	③	290	48	17	22	8	(9)
Coverage ratio by collaterals, guarantees and reserve	(①-③)/①	85.7%	94.6%	98.3%	97.0%	96.0%	(2.3%)

(Consolidated) (In 100 millions yen)

	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Sep. 30, 2005	Mar. 31, 2006	Change from Mar.31, 2005
FRL credit	2,025	890	997	761	264	-733

V. Reserve Provision Ratio and Coverage Ratio (Non-consolidated)

Mar. 31, 2006	Reserve provision ratio		Coverage ratio by collaterals, guarantees and reserve
Normal	for credit total	1.5%	–
Watch list others	for credit total	5.4%	–
Substandard	for non-secured portion	74.3%	75.0%
Potentially bankrupt	for non-secured portion	95.8%	98.4%
Substantially bankrupt and bankrupt	–		100.0%

Exhibit B-7

Aozora Bank, Ltd.

Consolidated Balance Sheet as of March 31, 2006

(In millions of yen)

(Assets)		(Liabilities)	
Loans and bills discounted	3,136,255	Debentures	1,060,331
Foreign exchanges	10,949	Deposits	2,325,483
Investment securities	1,628,154	Negotiable certificates of deposit	870,824
Money held in trust	6,306	Borrowed money	85,415
Trading assets	93,886	Trading liabilities	104,908
Monetary claims bought	87,686	Call money and bills sold	384,523
Call loans and bills bought	216,164	Payables under repurchase agreements	49,788
Receivables under securities borrowing transactions	300,370	Payables under securities lending transactions	206,654
Cash and due from banks	365,939	Foreign exchanges	2
Other assets	155,481	Other liabilities	146,288
Premises and equipment	29,184	Reserve for employee retirement benefits	16,331
Deferred discounts on and issuance cost for debentures	218	Reserve for credit losses on off-balance-sheet instruments	1,940
Deferred tax assets	27,624	Acceptances and guarantees	19,412
Customers' liabilities for acceptances and guarantees	19,412	Total liabilities	5,271,902
Reserve for possible loan losses	(81,686)	(Minority interest)	
		Minority interest in consolidated subsidiaries	658
		(Stockholders' equity)	
		Capital stock	419,781
		Capital surplus	33,333
		Retained earnings	270,890
		Net unrealized gains on available-for-sale securities, net of taxes	(683)
		Foreign currency translation adjustments	64
		Treasury stock	(0)
		Total stockholders' equity	723,386
Total assets	5,995,947	Total liabilities, minority interest and stockholders' equity	5,995,947

Aozora Bank, Ltd.

Consolidated Statement of Income

(For the Year Ended March 31,2006 (Fiscal Year 2005))

(in millions of yen)

Operating income		171,946
Interest income	89,142	
Interest on loans and discounts	52,310	
Interest and dividends on securities	23,191	
Interest on call loans and bills bought	61	
Interest on receivables under securities borrowing transactions	27	
Interest on deposits with banks	1,292	
Other interest income	12,258	
Fees and commissions	17,151	
Trading income	8,219	
Other operating income	46,288	
Other income	11,145	
Operating expenses		110,505
Interest expenses	36,140	
Interest on debentures	3,939	
Interest on deposits	8,287	
Interest on negotiable certificates of deposit	226	
Interest on borrowings and rediscount	129	
Interest on call money and bills sold	4,389	
Interest on payables under repurchase agreements	2,181	
Interest on payables under securities lending transactions	5,904	
Other interest expenses	11,082	
Fees and commissions	1,319	
Trading expenses	453	
Other operating expenses	8,687	
General and administrative expenses	49,404	
Other expenses	14,500	
Transfer to reserve for credit losses on off-balance-sheet instruments	209	
Others	14,291	
Operating profits		61,440
Extraordinary profits		48,874
Gains on dispositions of premises and equipment	3	
Recoveries of written-off claims	1,941	
Reversal of reserve for securities transaction liabilities	0	
Reversal of reserve for possible loan losses	46,930	
Extraordinary losses		1,259
Losses on dispositions of premises and equipment	673	
Other extraordinary losses	586	
Income before income taxes and others		109,055
Provision for income taxes and others		952
Deferred income taxes		(12,154)
Minority interest in net income		143
Net income		120,114

Consolidated Statement of Retained Earnings
(For the Year Ended March 31,2006 (Fiscal Year 2005))

(In millions of yen)

(Capital surplus)	
Balance at the beginning of the term	33,333
Balance at the end of the term	33,333
(Retained earnings)	
Balance at the beginning of the term	156,763
Increase	120,114
Net income for the term	120,114
Decrease	5,987
Dividends	5,987
Balance at the end of the term	270,890

Note) The amounts are presented in millions of yen and are rounded down to the nearest million.

Consolidated Statement of Cash Flows

(For the Year Ended March 31,2006 (Fiscal Year 2005))

(In millions of yen)

I Operating Activities:	
Income before income taxes and others	109,055
Depreciation and amortization	1,671
Net change in reserve for possible loan losses	(51,447)
Net change in reserve for employees' bonus	(1,879)
Net change in reserve for employee retirement benefits	871
Net change in reserve for credit losses on off-balance-sheet instruments	209
Interest income	(89,142)
Interest expense	36,140
Loss on securities sold	(5,030)
Loss on money held in trust	(11)
Net exchange losses	(26,928)
Net change on disposal of premises and equipment	670
Net change in trading assets	260,819
Net change in trading liabilities	15,981
Net change in loans and bills discounted	(463,997)
Net change in deposits	466,369
Net change in negotiable certificates of deposit	355,344
Net change in debentures	205,824
Net change in borrowed money(excluding subordinated)	43,500
Net change in due from banks(excluding due from Bank of Japan)	(14,037)
Net change in call loans and bills bought and others	(123,944)
Net change in receivables under securities borrowing transactions	(104,640)
Net change in call money and bills sold and others	(121,779)
Net change in payables under securities lending transactions	116,182
Net change in foreign exchanges(asset)	(8,787)
Net change in foreign exchanges(liability)	(0)
Interest received in cash	84,339
Interest paid in cash	(29,850)
Other, net	(66,506)
Sub-total	588,994
Payments of income taxes	(1,016)
Net cash provided by operating activities	587,977
II Investing Activities:	
Acquisition of investment securities	(6,576,375)
Sale of investment securities	1,161,955
Redemption of investment securities	4,977,319
Increase in money held in trust	(55,820)
Decrease in money held in trust	51,858
Acquisition of premises and equipment	(2,962)
Sale of premises and equipment	172
Proceeds from sales of a subsidiary	81
Net cash used in investing activities	(443,773)
III Financing Activities:	
Repayment of subordinated borrowing	(5,400)
Dividends paid	(5,987)
Dividends paid to the minority stockholders	(194)
Net cash used in financing activities	(11,582)
IV Net change in cash and cash equivalents	132,622
V Cash and cash equivalents at the beginning of the term	171,905
VI Balance at the end of the term	304,527

Exhibit B-8

Aozora Bank, Ltd.

Non-Consolidated Balance Sheet as of March 31, 2006

(In millions of yen)

(Assets)	
Loans and bills discounted	3,025,391
Loans on deeds	2,475,924
Loans on bills	264,583
Overdrafts	281,437
Bills discounted	3,445
Foreign exchanges	8,978
Due from foreign banks (our accounts)	8,978
Investment securities	1,797,623
Government bonds	732,070
Local government bonds	3,369
Corporate bonds	75,379
Stocks	47,339
Other securities	939,464
Money held in trust	6,306
Trading assets	93,886
Trading securities	5
Derivatives of securities related to trading transactions	68
Trading-related financial derivatives	93,812
Monetary claims bought	53,537
Bills bought	64,200
Call loans	151,984
Receivables under securities borrowing transactions	300,370
Cash and due from banks	353,494
Cash	17,259
Due from banks	336,234
Other assets	156,564
Prepaid expenses	222
Accrued income	11,487
Variation margins of future markets	32
Derivatives other than for trading	22,338
Deferred losses on hedging instruments	11,492
Accounts receivable	62,021
Miscellaneous assets	48,968
Premises and equipment	27,843
Bank premises and equipment	22,077
Surety deposits and intangible	5,765
Deferred discounts on and issuance cost for debentures	218
Deferred debenture discounts	10
Deferred debenture issue cost	207
Deferred tax assets	27,122
Customers' liabilities for acceptances and guarantees	19,412
Reserve for possible loan losses	(81,708)
Total assets	6,005,204

(Liabilities)	
Debentures	1,064,331
Debentures	1,064,331
Deposits	2,340,885
Time deposits	1,818,976
Deposits at notice	25,489
Ordinary deposits	341,906
Current deposits	100,770
Other deposits	53,742
Negotiable certificates of deposit	870,824
Borrowed money	85,300
Borrowed money	85,300
Trading liabilities	104,908
Derivatives of securities related to trading transactions	12
Trading-related financial derivatives	104,896
Bills sold	91,700
Call money	292,823
Payables under repurchase agreements	49,788
Payables under securities lending transactions	206,654
Foreign exchanges	2
Due to foreign banks (their accounts)	2
Other liabilities	140,647
Accrued expenses	22,932
Income taxes payable	458
Unearned income	3,079
Variation margins of futures markets	854
Derivatives other than for trading	17,770
Miscellaneous liabilities	95,552
Reserve for employee retirement benefits	15,539
Reserve for credit losses on off-balance-sheet instruments	1,940
Acceptances and guarantees	19,412
Total liabilities	5,284,756
(Stockholders' equity)	
Capital stock	419,781
Capital surplus	33,333
Capital surplus reserve	33,333
Retained earnings	268,415
Earned surplus reserve	3,646
Unappropriated profits at the end of the term	264,768
Net income for the term	119,920
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(1,081)
Treasury stock	(0)
Total stockholders' equity	720,447
Total liabilities and stockholders' equity	6,005,204

Non-Consolidated Statement of Income
(For the year ended March 31, 2006 (Fiscal Year 2005))

(In millions of yen)

Operating income		153,661
Interest income	88,704	
Interest on loans and discounts	45,753	
Interest and dividends on securities	29,559	
Interest on bills bought	0	
Interest on call loans	61	
Interest on receivable under securities borrowing transactions	27	
Interest on deposits with banks	1,043	
Interest on interest swaps	10,976	
Other interest income	1,281	
Fees and commissions	14,817	
Fees and commissions on domestic and foreign exchanges	191	
Other fees and commissions	14,626	
Trading income	8,219	
Income from trading-related financial derivatives transactions	8,184	
Other trading income	35	
Other operating income	43,497	
Gains on foreign exchange transactions	3,738	
Gains on sales of bonds	3,343	
Gains on redemption of bonds	2,533	
Others	33,882	
Other income	8,422	
Gains on sales of stocks and other securities	6,172	
Gains on money held in trust	11	
Others	2,238	
Operating expenses		102,932
Interest expenses	36,136	
Interest on debentures	3,962	
Interest on deposits	8,287	
Interest on negotiable certificates of deposit	226	
Interest on borrowings and rediscount	102	
Interest on bills sold	2	
Interest on call money	4,387	
Interest on payables under repurchase agreements	2,181	
Interest on payables under securities lending transactions	5,904	
Interest on interest swaps	11,050	
Other interest expenses	31	
Fees and commissions	1,276	
Fees and commissions on domestic and exchange transactions	75	
Other fees and commissions	1,200	
Trading expenses	453	
Expenses on trading securities and derivatives	4	
Expenses on securities and derivatives related to trading transactions	449	
Other operating expenses	9,137	
Amortization of deferred debenture issue cost	203	
Losses on sales of bonds	6,890	
Expenses on derivatives other than for trading or hedging	508	
Others	1,535	
General and administrative expenses	46,426	
Other expenses	9,501	
Written-off claims	5,554	
Transfer to reserve for credit losses on off-balance-sheet instruments	164	
Losses on sales of stocks and other securities	86	
Losses on devaluation of stocks and other securities	29	
Others	3,668	
Operating profits		50,729
Extraordinary profits		48,801
Gains on dispositions of premises and real estate	2	
Recoveries of written-off claims	1,855	
Reversal of reserve for securities transaction liabilities	0	
Reversal of reserve for possible loan losses	46,943	
Extraordinary losses		1,354
Losses on dispositions of premises and equipment	662	
Other extraordinary losses	692	
Income before income taxes and others		108,175
Provision for income taxes and others		122
Deferred income taxes		(11,867)
Net income		119,920
Unappropriated profits at the beginning of the term		144,847
Unappropriated profits at the end of the term		264,768

Non-Consolidated Proposed Appropriations of Unapropriated Profits

(For the year ended March 31, 2006 (Fiscal Year 2005))

(In yen)

Account	Amount
Unappropriated profits at end of year	**264,768,096,987**
Appropriations	**7,185,306,648**
Transfer to earned surplus reserve	1,197,551,108
Dividend for the 4th preferred stock (Dividend per share is ¥5)	240,720,000
Dividend for the 5th preferred stock (Dividend per share is ¥3.72)	3,224,001,240
Dividend for common stock (Dividend per share is ¥0.89)	2,523,034,300
Profit carried forward to the following term	**257,582,790,339**

Exhibit B-9



Summary of Consolidated Financial and Business Results for the first nine months of Fiscal Year 2005

January 31, 2006

Company Name: Aozora Bank, Ltd.
(URL http://www.aozorabank.co.jp/)
Representative: Hirokazu Mizukami, President
For Contact: Ichiro Mizuno, Manager, Financial Control Division TEL (03) 3263-1111

Note) All figures in this disclosure are unaudited.

1. Matters pertaining to preparation of quarterly financial data
 (1) Simplified accounting methods: Applied

 (2) Changes in accounting policies: None

 (3) Changes in scope of consolidation and equity-method affiliates: Applied

2. Financial highlights for the period ended December 31, 2005 (from Apr.1 to Dec.31, 2005)
 (1) Consolidated results of operations

Note) Figures are rounded down

	Operating Income		Operating Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Apr. 1 ~ Dec. 31, 2005	122,673	(36.0)	45,183	(48.1)	74,269	(32.7)
Apr. 1 ~ Dec. 31, 2004	90,182	(−)	30,506	(−)	55,971	(−)
FY 2004 (Full year)	123,679	(8.7)	45,693	(500.7)	89,893	(194.4)

	Net Income per Common Share (Basic)	Diluted Net Income per Common Share
	Yen	Yen
Apr. 1 ~ Dec. 31, 2005	26.20	17.55
Apr. 1 ~ Dec. 31, 2004	19.74	13.23
FY 2004 (Full year)	30.49	21.25

Note) Since we started disclosure of quarterly results of operations from the 1st quarter of FY 2004, year-on-year changes for the nine months of FY 2004 are not presented.

 (2) Financial Condition

	Total Assets	Stockholders' Equity	Equity to Asset Ratio	Equity per Common Share
	Millions of Yen	Millions of Yen	%	Yen
Dec. 31, 2005	5,048,231	678,755	13.4	139.22
Dec. 31, 2004	4,897,165	580,082	11.8	104.42
Mar. 31, 2005	4,775,486	611,805	12.8	115.61

3. Earning Forecasts for the year ended March 31, 2006 (fiscal year 2005)
 Earnings forecasts for full year of FY 2005 are revised as follows due to favorable results for the three quarters.
 (1) Consolidated earnings forecasts

	Operating Income	Operating Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Full year	167,000	56,500	87,000

For reference) forecast of net income per common share : 29.47 yen

(2) Non-consolidated earnings forecasts

	Operating Income	Operating Profit	Net Income
Full year	Millions of Yen 150,000	Millions of Yen 57,000	Millions of Yen 88,000

For reference) forecast of net income per common share : 29.82 yen

*The above earnings forecasts involve risks and uncertainties since the forecasts are based on management's assumptions and beliefs in light of the information currently available to it. The reader should be aware that actual results may be materially different from any future results expressed herein due to various factors.

[Calculation Formulas]

○ Net Income per Common Share(Basic)
(Net Income－Dividend for Preferred Stocks)÷Average Number of Common Stock Issued

○ Diluted Net Income per Common Share
(Net Income－Dividend for Preferred Stocks＋Adjustments)
÷(Average Number of Common Stock Issued＋Potential Common Stock)

○ Stockholders' Equity per Common Share
{Stockholders' Equity－(Number of Preferred Stock Issued×Issue Price)}÷Number of Common Stock Issued

○Forecast of Net Income per Common Share
(Forecast of Net Income － Forecast of Dividend for Preferred Stocks)
÷ (Number of Common Stock Issued－Treasury Stock)

【Basis of presenting quarterly consolidated financial and business result】

The quarterly financial and business result is prepared based on the standards applied for consolidated interim financial statements, except for simplified methods shown below.

- Some immaterial closing adjustments are omitted.
- Reserve for possible loan losses is provided for based on the historical loan-loss ratios calculated from those as of the end of the 1st half of the current fiscal year and on the self-assessment of asset quality as of Dec. 31, '05, except for certain Other assets and subsidiaries' assets.

【Changes in scope of consolidation and equity-method affiliates】

Aozora Asia Pacific Finance is under consolidation from this fiscal year due to its establishment. Blue Planet Corporation is eliminated from the scope of consolidation due to sales of shares. Aozora Computer Co., Ltd. is also eliminated from the scope of consolidation due to merger into a subsidiary.

【Segment Information】

(1) Business Segment Information

The Group is engaged in banking and other related activities such as trust and other business. Such segment information, however, has not been presented as the percentage of other activities is not material to the banking business.

(2) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

(3) Foreign operating Income

Foreign operating income comprises transactions at Aozora Bank's overseas branch and income from the overseas consolidated subsidiaries. The composition of this volume of transactions falls short of 10% of operating income, therefore foreign operating income segment information is not presented.

Consolidated Balance Sheets

(Millions of yen)

	As of Dec. 31, 2005 (A)	As of Mar. 31, 2005 (B)	(A) - (B)	As of Dec. 31, 2004
(Assets)				
Loans and bills discounted	2,776,630	2,666,389	110,241	2,756,246
Foreign exchanges	8,687	2,161	6,526	1,639
Investment securities	1,503,265	1,128,650	374,615	972,497
Money held in trust	4,996	2,385	2,611	2,319
Trading assets	62,074	354,706	(292,632)	443,328
Monetary claims bought	89,774	78,982	10,792	74,069
Call loans and bills bought	105,197	100,923	4,274	41,417
Receivables under securities borrowing transactions	262,101	195,729	66,372	299,610
Cash and due from banks	156,668	218,604	(61,936)	246,474
Other assets	118,663	102,531	16,132	144,221
Premises and equipment	29,973	28,567	1,406	28,339
Deferred discounts on and issuance cost for debentures	165	150	15	144
Deferred tax assets	16,589	14,147	2,442	13,019
Customers' liabilities for acceptances and guarantees	20,080	14,690	5,390	21,846
Reserve for possible loan losses	(106,637)	(133,133)	26,496	(148,008)
Total assets	5,048,231	4,775,486	272,745	4,897,165
(Liabilities)				
Debentures	880,472	847,993	32,479	913,576
Deposits	1,873,123	1,859,113	14,010	1,855,227
Negotiable certificates of deposit	565,105	515,480	49,625	483,030
Borrowed money	64,915	47,315	17,600	30,515
Trading liabilities	83,266	88,927	(5,661)	89,293
Call money and bills sold	467,840	372,266	95,574	358,237
Payables under repurchase agreements	45,858	183,824	(137,966)	184,565
Payables under securities lending transactions	208,370	90,471	117,899	160,247
Foreign exchanges	2	2	0	2
Other liabilities	139,702	123,734	15,968	197,199
Reserve for employees' bonus	1,580	1,879	(299)	755
Reserve for employee retirement benefits	15,471	15,460	11	19,893
Reserve for credit losses on off-balance-sheet instruments	2,174	1,731	443	1,981
Reserves under special laws	-	0	(0)	0
Acceptances and guarantees	20,080	14,690	5,390	21,846
Total liabilities	4,367,965	4,162,891	205,074	4,316,371
(Minority interest)				
Minority interest in consolidated subsidiaries	1,511	789	722	711
(Stockholders' equity)				
Capital stock	419,781	419,781	-	419,781
Capital surplus	33,333	33,333	-	33,333
Retained earnings	225,045	156,763	68,282	122,842
Net unrealized gains on available-for-sale securities, net of taxes	525	1,927	(1,402)	4,125
Foreign currency translation adjustments	69	-	69	-
Treasury stock	(0)	(0)	-	(0)
Total stockholders' equity	678,755	611,805	66,950	580,082
Total liabilities, minority interest and stockholders' equity	5,048,231	4,775,486	272,745	4,897,165

Consolidated Statements of Income

(Millions of yen)

	Apr.1 ~ Dec. 31, 2005 (A)	Apr.1 ~ Dec. 31, 2004 (B)	(A) - (B)	FY 2004 (full year)
Operating income	122,673	90,182	32,491	123,679
Interest income	64,529	56,819	7,710	76,583
Interest on loans and discounts	38,343	41,667	(3,324)	54,286
Interest and dividends on securities	15,577	5,932	9,645	9,982
Fees and commissions	11,434	7,245	4,189	10,878
Trading income	5,800	4,765	1,035	5,851
Other operating income	33,018	17,813	15,205	26,031
Other income	7,890	3,539	4,351	4,334
Operating expenses	77,490	59,676	17,814	77,986
Interest expenses	25,282	12,368	12,914	17,692
Interest on debentures	2,880	3,181	(301)	4,122
Interest on deposits	6,029	6,002	27	7,982
Fees and commissions	951	607	344	843
Trading expenses	325	6	319	47
Other operating expenses	3,835	3,344	491	3,599
General and administrative expenses	36,823	34,629	2,194	46,286
Other expenses	10,272	8,720	1,552	9,516
Operating profits	45,183	30,506	14,677	45,693
Extraordinary profits	28,169	24,893	3,276	44,387
Extraordinary losses	103	57	46	62
Income before income taxes and others	73,248	55,341	17,907	90,017
Provision for income taxes and others	410	409	1	706
Deferred income taxes	(1,480)	(1,193)	(287)	(813)
Minority interest in net income	49	153	(104)	231
Net income	74,269	55,971	18,298	89,893

Consolidated Statements of Retained Earnings

(Millions of yen)

	Apr. 1 ~ Dec.31, 2005 (A)	Apr. 1 ~ Dec.31, 2004 (B)	(A) - (B)	FY 2004 (full year)
(Capital surplus)				
Balance at the beginning of the term	33,333	33,333	-	33,333
Balance at the end of the term	33,333	33,333	-	33,333
(Retained earnings)				
Balance at the beginning of the term	156,763	70,335	86,428	70,335
Increase	74,269	55,971	18,298	89,893
Net income for the term	74,269	55,971	18,298	89,893
Decrease	5,987	3,464	2,523	3,464
Dividends	5,987	3,464	2,523	3,464
Balance at the end of the term	225,045	122,842	102,203	156,763

1. Summary of Revenue and Expenses (Non-consolidated)

(Millions of yen)

	Apr.1 ~ Dec.31, 2005	change	Apr.1 ~ Dec.31, 2004	(For reference) FY 2004 (Full year)
Net revenue	79,538	14,639	64,899	90,384
Interest income	39,118	(4,404)	43,522	57,609
Net fees and commissions	8,679	3,222	5,457	8,162
Net trading revenues	5,474	716	4,758	5,803
Net other operating income	26,265	15,105	11,160	18,808
General and administrative expenses	(32,258)	(2,597)	(29,661)	(40,694)
Business profit before general loan-loss reserve	47,280	12,043	35,237	49,690
Credit-related expenses note)	22,076	9,496	12,580	27,764
Other income (loss)	2,029	3,212	(1,183)	(1,726)
Extraordinary profits (loss) other than Credit-related expenses	1,562	(4,167)	5,729	10,230
Income before income taxes and others	72,948	20,584	52,364	85,958
Income taxes	1,334	41	1,293	901
Net income	74,282	20,625	53,657	86,859

Notes) 1. The figures are rounded down.

2. Credit-related expenses for the first nine months of FY 2005 includes reversal of reserve for possible loan losses amounting to ¥ 26,427 million, which is recorded in extraordinary profits.
   Credit-related expenses for the first nine months of FY 2004 includes reversal of reserve for possible loan losses amounting to ¥ 11,211 million and reversal of reserve for credit losses on off-balance-sheet instruments amounting to ¥ 5,649 million, each of which is recorded in extraordinary profits.

2. Assets Classified under Financial Reconstruction Law (Non-consolidated)

(100 millions of yen)

	Dec. 31, 2005	(for reference) Sep. 30, 2005	(for reference) Mar. 31, 2005
Bankrupt and similar credit	6	58	54
Doubtful credit	566	608	841
Substandard credit	68	78	89
Total	640	744	984
Ratio on total credit	2.37%	2.87%	3.75%

Notes) 1. Figures as of Dec. 31, '05 shown above are based on classification definitions prescribed in Article 4 of Enforcement Regulations of Financial Reconstruction Law.

2. Figures as of Dec. 31, '05 shown above are calculated through self-assessment on asset quality on each claim pursuant to its borrower category decided at the end of Dec. 31, '05, based on the Internal Self-Assessment Standards and Credit Rating System. The amount of claims to bankrupt or substantially bankrupt borrowers which is deemed irrecoverable is reduced as partial direct write-off.

※ Relationship between the Financial Construction Law categories and self-assessment categories

Bankrupt and similar credit	Claims to bankrupt or substantially bankrupt borrowers
Doubtful credit	Claims to potentially bankrupt borrowers
Substandard credit	Claims overdue for more than three months or with mitigated conditions to watch list borrowers

3. Net Unrealized Gains (Losses) on Marketable Securities (Consolidated)

Note) The figures are rounded down.

(100 millions of yen)

	Dec. 31, 2005				(for reference) Sep. 30, 2005			
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)		
			Gains	Losses			Gains	Losses
Held-to-maturity debt securities	-	0	0	—	0	0	0	—
Available-for-sale securities	11,039	8	135	127	10,900	32	112	79
Stocks	34	12	12	—	19	-	-	-
Bonds	5,896	(63)	1	65	6,569	(37)	1	39
Others	5,108	60	121	61	4,310	70	110	39
Total	11,039	8	135	127	10,900	32	112	79

	(for reference) Mar. 31, 2005			
	Fair value	Net unrealized gains (losses)		
			Gains	Losses
Held-to-maturity debt securities	0	0	0	—
Available-for-sale securities	8,401	32	58	26
Stocks	—	—	—	—
Bonds	5,566	2	4	1
Others	2,834	29	54	25
Total	8,401	32	58	26

Notes)

1. "Net unrealized gains (losses)" and "Gains (Losses)" are differences between fair value and book value, which is amortized or written down as impairment.
2. Not only securities, but negotiable funds or commercial paper etc. are included.

4. Fair Values of Derivatives (Consolidated)

note) The figures are rounded down.

(1) Interest rate-related transactions

(100 millions of yen)

		Dec. 31, 2005			(for reference) Sep. 30, 2005			(for reference) Mar. 31, 2005		
		Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	—	2,606	-	-	2,747	-	-	2,013	(0)	(0)
Over-the-counter	Interest rate swaps	210,528	156	72	230,053	198	114	223,324	209	30
	Others	2,428	(4)	(4)	1,404	(1)	(1)	1,716	0	0
Total				68			114			31

note) Derivatives which qualify for hedge accounting are not included in the above table. The same applies up to (5).

(2) Foreign exchange-related transactions

(100 millions of yen)

		Dec. 31, 2005			(for reference) Sep. 30, 2005			(for reference) Mar. 31, 2005		
		Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	—	—	—	—	—	—	—	—	—	—
Over-the-counter	Currency swaps	9,683	(3)	(3)	8,083	1	1	6,860	5	5
	Forward contracts	4,570	79	79	3,557	51	51	5,029	(5)	(5)
	Currency options	5,933	190	(27)	5,870	169	(4)	5,418	174	45
Total				48			48			44

(3) Equity-related transactions

(100 millions of yen)

	Dec. 31, 2005			(for reference) Sep. 30, 2005			(for reference) Mar. 31, 2005		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	12	(0)	(0)	47	0	(0)	115	0	(0)
Over-the-counter	—	—	—	—	—	—	—	—	—
Total			(0)			(0)			(0)

(4) Bond-related transactions

(100 millions of yen)

	Dec. 31, 2005			(for reference) Sep. 30, 2005			(for reference) Mar. 31, 2005		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	816	-	-	2,470	-	(1)	196	(0)	(0)
Over-the-counter	—	—	—	—	—	—	—	—	—
Total			-			(1)			(0)

(5) Credit derivatives

(100 millions of yen)

	Dec. 31, 2005			(for reference) Sep. 30, 2005			(for reference) Mar. 31, 2005		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter	6,380	10	10	7,250	7	7	5,629	13	13

All figures stated above are unaudited.

Non-consolidated Balance Sheets

(Millions of yen)

	As of Dec. 31, 2005 (A)	As of Mar. 31, 2005 (B)	(A) - (B)	As of Dec. 31, 2004
(Assets)				
Loans and bills discounted	2,665,382	2,605,381	60,001	2,708,374
Foreign exchanges	8,687	1,477	7,210	1,639
Investment securities	1,650,031	1,234,662	415,369	1,036,086
Money held in trust	4,996	2,385	2,611	2,319
Trading assets	62,074	354,706	(292,632)	443,328
Monetary claims bought	69,682	52,948	16,734	51,689
Bills bought	-	30,000	(30,000)	-
Call loans	105,197	70,923	34,274	41,417
Receivables under securities borrowing transactions	262,101	195,729	66,372	299,610
Cash and due from banks	147,910	210,618	(62,708)	237,555
Other assets	118,287	102,490	15,797	169,477
Premises and equipment	28,663	27,401	1,262	27,237
Deferred discounts on and issuance cost for debentures	165	150	15	144
Deferred tax assets	16,327	13,932	2,395	12,933
Customers' liabilities for acceptances and guarantees	20,080	14,690	5,390	21,846
Reserve for possible loan losses	(106,650)	(133,168)	26,518	(148,028)
Total assets	5,052,938	4,784,328	268,610	4,905,631
(Liabilities)				
Debentures	884,472	851,993	32,479	917,576
Deposits	1,883,453	1,873,991	9,462	1,871,599
Negotiable certificates of deposit	565,105	515,480	49,625	483,030
Borrowed money	64,800	47,200	17,600	30,400
Trading liabilities	83,266	88,927	(5,661)	89,293
Bills sold	102,100	73,400	28,700	82,500
Call money	365,740	298,866	66,874	275,737
Payables under repurchase agreements	45,858	183,824	(137,966)	184,565
Payables under securities lending transactions	208,370	90,471	117,899	160,247
Foreign exchanges	2	2	0	2
Other liabilities	134,525	117,524	17,001	187,940
Reserve for employees' bonus	1,452	1,590	(138)	591
Reserve for employee retirement	15,117	15,066	51	19,522
Reserve for credit losses on off-balance-sheet instruments	2,174	1,776	398	2,259
Reserves under special laws	-	0	(0)	0
Acceptances and guarantees	20,080	14,690	5,390	21,846
Total liabilities	4,376,520	4,174,803	201,717	4,327,111
(Stockholders' equity)				
Capital stock	419,781	419,781	-	419,781
Capital surplus	33,333	33,333	-	33,333
Capital surplus reserve	33,333	33,333	-	33,333
Retained earnings	222,777	154,482	68,295	121,280
Earned surplus reserve	3,646	2,449	1,197	2,449
Unappropriated profits	219,130	152,033	67,097	118,830
Net income	74,282	86,859	(12,577)	53,657
Net unrealized gains on available-for-sale securities, net of taxes	525	1,927	(1,402)	4,125
Treasury stock	(0)	(0)	-	(0)
Total stockholders' equity	676,417	609,524	66,893	578,520
Total liabilities and stockholders' equity	5,052,938	4,784,328	268,610	4,905,631

Non-consolidated Statements of Income

(Millions of yen)

	Apr.1 ~ Dec.31, 2005 (A)	Apr.1 ~ Dec.31, 2004 (B)	(A) - (B)	FY 2004 (full year)
Operating income	115,768	82,296	33,472	113,816
Interest income	64,378	55,885	8,493	75,314
Interest on loans and discounts	33,962	40,109	(6,147)	51,721
Interest and dividends on securities	19,962	6,570	13,392	11,319
Fees and commissions	9,437	6,001	3,436	8,950
Trading Income	5,800	4,765	1,035	5,851
Other operating income	30,215	14,725	15,490	22,586
Other income	5,937	918	5,019	1,113
Operating expenses	70,809	52,522	18,287	70,082
Interest expenses	25,268	12,365	12,903	17,709
Interest on debentures	2,880	3,181	(301)	4,142
Interest on deposits	6,029	6,002	27	7,982
Fees and commissions	758	544	214	788
Trading expenses	325	6	319	47
Other operating expenses	3,950	3,563	387	3,778
General and administrative expenses	33,979	30,988	2,991	42,339
Other expenses	6,528	5,053	1,475	5,420
Operating profits	44,958	29,773	15,185	43,733
Extraordinary profits	28,121	22,600	5,521	42,251
Extraordinary losses	131	9	122	26
Income before income taxes and others	72,948	52,364	20,584	85,958
Provision for income taxes and others	98	(76)	174	(193)
Deferred income taxes	(1,433)	(1,217)	(216)	(708)
Net income	74,282	53,657	20,625	86,859
Unappropriated profits at the beginning of the term	144,847	65,173	79,674	65,173
Unappropriated profits at the end of the term	219,130	118,830	100,300	152,033

Exhibit B-10

November 24, 2005
Aozora Bank, Ltd.

Summary of Financial Results for 1st Half of FY 2005

I. Summary of Revenue and Expenses (Non-consolidated)

Note) Profits are shown in the positive, expenses and losses are shown in the negative.

Unit: JPY millions

	FY 2005	FY 2004		FY 2003	
	1st Half	Full Year	1st Half	Full Year	1st Half
Net revenue	50,853	90,384	43,311	81,647	40,447
General and administrative expenses	(21,474)	(40,694)	(19,844)	(39,184)	(19,563)
Business profit before general loan-loss reserve (GLR)	29,378	49,690	23,466	42,463	20,883
(Rate of change from the 1st half of the previous year)	25.2%	17.0%	12.4%	26.8%	35.5%
Credit-related expenses	13,251	27,764	2,029	(6,532)	(5,113)
Other income (loss), etc.	(1,019)	(1,726)	(998)	(5,586)	(2,291)
Extraordinary profits (losses) other than reversal of reserve for possible loan losses	1,666	10,230	5,655	844	455
Income before income taxes and others	43,278	85,958	30,153	31,187	13,935
Income taxes	1,923	901	1,331	666	423
Net income	45,201	86,859	31,484	31,854	14,358
(Rate of change from the 1st half of the previous year)	43.6%	172.7%	119.3%	39.3%	31.9%
Consolidated net income	44,897	89,893	33,565	30,530	12,851
(Rate of change from the 1st half of the previous year)	33.8%	194.4%	161.2%	30.6%	23.3%

For reference) Income trend through past three years and projection for FY 2005 full year


Business Profit before GLR
(JPY 100 millions)
(Projection)
1st half
Full year
600
500
400
300
200
100
0
209
425
235
497
294
550
FY 2003
FY 2004
FY2005


Net Income
(JPY 100 millions)
(Projection)
1st half
Full year
1,000
900
800
700
600
500
400
300
200
100
0
144
319
315
869
452
690
FY 2003
FY 2004
FY2005

II. Breakdown and Transition of Business Profit before General Loan-loss Reserve (Non-consolidated)

Unit: JPY millions

	FY 2002 1H	FY 2003 1H	FY 2004 1H	FY 2005 1H
Net revenue	34,797	40,447	43,311	50,853
Interest income	30,327	31,351	29,977	27,080
Non-Interest Income	4,469	9,095	13,333	23,773
(Ratio to Net revenue)	12.8%	22.5%	30.8%	46.7%
Net fees and commissions	2,182	3,246	3,591	5,475
Net trading revenues	1,517	2,014	4,169	3,006
Net other operating income	769	3,834	5,572	15,291
General and administrative expenses	(19,388)	(19,563)	(19,844)	(21,474)
(Ratio of Expenses to Net revenue)	55.7%	48.4%	45.8%	42.2%
Personnel	(7,972)	(7,912)	(8,268)	(9,123)
Property and equipment	(10,644)	(10,882)	(10,344)	(11,068)
Taxes	(771)	(768)	(1,231)	(1,282)
Business profit before general loan-loss reserve	15,409	20,883	23,466	29,378

For reference) Trend of Business Profit before General Loan-loss Reserve (GLR)



Non-Interest Income
Interest Income
Business profit before GLR
Ratio of Expenses to Net Revenue
JPY 100 millions
600
500
400
300
200
100
0
60.0%
50.0%
40.0%
30.0%
348
303
45
154
55.7%
404
314
91
209
48.4%
433
300
133
235
45.8%
509
271
238
294
42.2%
FY2002 1st Half
FY2003 1st Half
FY2004 1st Half
FY2005 1st Half

III. Summary of Balance Sheets (Non-consolidated)

Unit: JPY 100 millions

	Sep. 30, 2005	Mar. 31, 2005	Increase (Decrease)	(reference) Sep. 30, 2004
Loans and bills discounted	25,707	26,054	(347)	27,324
Investment securities	15,853	12,347	3,507	9,632
Trading assets	857	3,547	(2,690)	4,753
Cash and due from banks	2,107	2,106	1	2,820
Other	5,030	5,121	(92)	6,321
Reserve for possible loan losses	(1,175)	(1,332)	157	(1,605)
Total assets	48,379	47,843	535	49,245
Debentures	8,451	8,520	(69)	9,410
Deposits & Negotiable certificates of deposit	23,662	23,895	(233)	24,353
Trading liabilities	785	889	(104)	831
Call money & Bills sold	4,299	3,723	577	3,484
Payables under repurchase agreements	622	1,838	(1,217)	1,970
Other	4,071	2,883	1,188	3,629
Total liabilities	41,891	41,748	143	43,678
Capital stock & Capital surplus	4,531	4,531	—	4,531
Retained earnings	1,937	1,545	392	991
Net unrealized gains on available-for-sale securities, net of taxes	20	19	0	45
Treasury stock	(0)	(0)	—	(0)
Total stockholders' equity	6,488	6,095	392	5,567
Total liabilities & stockholders' equity	48,379	47,843	535	49,245

IV. BIS Capital Adequacy Ratio (Consolidated, Domestic Standards)

Unit: JPY 100 millions

		Sep. 30, 2005	Mar. 31, 2005	(reference) Sep. 30, 2004
Regulatory capital	A	6,605	6,172	5,635
(Tier 1)	B	6,506	6,045	5,542
(Deferred tax assets)		161	141	128
Risk-weighted assets	C	31,566	33,003	32,948
Capital adequacy ratio	A/C	20.92%	18.70%	17.10%
Tier 1 ratio	B/C	20.61%	18.31%	16.82%

Note) Figures of September 30, 2005 are on preliminary basis.

V. Disclosed Credit under the Financial Reconstruction Law ("FRL Credit", Non-consolidated)

Unit: JPY 100 millions

	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Sep. 30, 2005	Increase (Decrease)
Bankrupt and similar credit	135	178	54	58	3
Doubtful credit	933	590	841	608	(233)
Substandard credit	957	119	89	78	(11)
FRL credit ①	2,025	887	984	744	(240)
Total credit ②	33,886	29,961	26,226	25,890	(337)
FRL credit ratio ①/②	5.97%	2.95%	3.75%	2.87%	(0.88%)
Non-secured portion of FRL credit ③	290	48	17	22	5
Coverage ratio by collaterals, guarantees and reserve (①-③)/①	85.67%	94.56%	98.25%	97.03%	(1.23%)

VI. Reserve Provision Ratio and Coverage Ratio (Non-consolidated)

Sep. 30, 2005	Reserve provision ratio	Coverage ratio by collaterals, guarantees and reserve
Normal	for credit total 1.6%	–
Watch list others	for credit total 11.5%	–
Substandard	for non-secured portion 85.0%	92.5%
Potentially bankrupt	for non-secured portion 94.9%	97.3%
Substantially bankrupt and bankrupt	–	100.0%

Exhibit B-11

Aozora Bank, Ltd.

Consolidated Balance Sheet as of September 30, 2005

(In millions of yen)

(Assets)		(Liabilities)	
Loans and bills discounted	2,655,018	Debentures	841,126
Foreign exchanges	4,080	Deposits	1,796,685
Investment securities	1,461,133	Negotiable certificates of deposit	553,925
Money held in trust	4,550	Borrowed money	62,415
Trading assets	85,677	Trading liabilities	78,533
Monetary claims bought	69,243	Call money and bills sold	429,927
Call loans and bills bought	111,524	Payables under repurchase agreements	62,152
Receivables under securities borrowing transactions	172,550	Payables under securities lending transactions	163,218
Cash and due from banks	216,427	Foreign exchanges	1
Other assets	103,622	Other liabilities	153,000
Premises and equipment	29,623	Reserve for employees' bonus	2,325
Deferred discounts on and issuance cost for debentures	162	Reserve for employee retirement benefits	15,116
Deferred tax assets	16,103	Reserve for credit losses on off-balance-sheet instruments	1,787
Customers' liabilities for acceptances and guarantees	15,283	Acceptances and guarantees	15,283
Reserve for possible loan losses	(117,134)	Total liabilities	4,175,498
		(Minority interest)	
		Minority interest in consolidated subsidiaries	1,589
		(Stockholders' equity)	
		Capital stock	419,781
		Capital surplus	33,333
		Retained earnings	195,673
		Net unrealized gains on available-for-sale securities, net of taxes	1,955
		Foreign currency transaction adjustments	33
		Treasury stock	(0)
		Total stockholders' equity	650,777
Total assets	4,827,865	Total liabilities, minority interest and stockholders'	4,827,865

Consolidated Statement of Income

(For the Interim Term Ended September 30, 2005 (Fiscal Year 2005))

(In millions of yen)

Operating income		74,133
Interest income	42,287	
Interest on loans and discounts	25,491	
Interest and dividends on securities	9,887	
Fees and commissions	7,061	
Trading income	3,267	
Other operating income	17,766	
Other income	3,749	
Operating expenses		48,384
Interest expenses	15,331	
Interest on debentures	1,888	
Interest on deposits	3,986	
Fees and commissions	458	
Trading expenses	261	
Other operating expenses	720	
General and administrative expenses	24,614	
Other expenses	6,997	
Operating profits		25,748
Extraordinary profits		17,632
Extraordinary losses		81
Income before income taxes and others for the interim term		43,299
Provision for income taxes and others		329
Deferred income taxes		(1,975)
Minority interest in net income		47
Net income for the interim term		44,897

Consolidated Statement of Retained Earnings
(For the Interim Term Ended September 30, 2005 (Fiscal Year 2005))

(In millions of yen)

(Capital surplus)	
Balance at the beginning of the term	33,333
Balance at the end of the interim term	33,333
(Retained earnings)	
Balance at the beginning of the term	156,763
Increase	44,897
Net income for the interim term	44,897
Decrease	5,987
Dividends	5,987
Balance at the end of the interim term	195,673

Note) The amounts are presented in millions of yen and are rounded down to the nearest million.

Consolidated Statement of Cash Flows

(For the Interim Term Ended September 30, 2005 (Fiscal Year 2005))

(In millions of yen)

I Operating Activities:	
Income before income taxes and others for the interim term	43,299
Depreciation and amortization	445
Net change in reserve for possible loan losses	(15,999)
Net change in reserve for employees' bonus	446
Net change in reserve for employee retirement benefits	(344)
Net change in reserve for credit losses on off-balance-sheet instruments	56
Interest income	(42,287)
Interest expense	15,331
Loss on securities sold	(5,994)
Loss on money held in trust	(57)
Net exchange losses	(15,276)
Net change on disposal of premises and equipment	7
Net change in trading assets	269,029
Net change in trading liabilities	(10,394)
Net change in loans and bills discounted	14,767
Net change in deposits	(62,428)
Net change in negotiable certificates of deposit	38,445
Net change in debentures	(10,636)
Net change in borrowed money(excluding subordinated)	20,500
Net change in due from banks(excluding due from Bank of Japan)	13,227
Net change in call loans and bills bought and others	(861)
Net change in receivables under securities borrowing transactions	23,178
Net change in call money and bills sold and others	(64,010)
Net change in payables under securities lending transactions	72,746
Net change in foreign exchanges(asset)	(1,918)
Net change in foreign exchanges(liability)	(0)
Interest received in cash	39,570
Interest paid in cash	(12,590)
Other, net	41,738
Sub-total	349,990
Payments of income taxes	(608)
Net cash provided by operating activities	349,381
II Investing Activities:	
Acquisition of investment securities	(3,272,951)
Sale of investment securities	571,775
Redemption of investment securities	2,395,499
Increase in money held in trust	(28,142)
Decrease in money held in trust	7,138
Acquisition of premises and equipment	(1,458)
Sale of premises and equipment	49
Net cash used in investing activities	(328,089)
III Financing Activities:	
Repayment of subordinated borrowings	(5,400)
Issue of Stock	875
Dividends paid	(5,987)
Dividends paid to the minority stockholders	(194)
Net cash used in financing activities	(10,707)
IV Net change in cash and cash equivalents	10,585
V Cash and cash equivalents at the beginning of the term	171,905
VI Balance at the end of the interim term	182,490

Exhibit B-12

Aozora Bank, Ltd.

Non-Consolidated Balance Sheet as of September 30, 2005

(In millions of yen)

(Assets)		(Liabilities)	
Loans and bills discounted	2,570,665	Debentures	845,126
Foreign exchanges	2,736	Deposits	1,812,279
Investment securities	1,585,320	Negotiable certificates of deposit	553,925
Money held in trust	4,550	Borrowed money	62,300
Trading assets	85,677	Trading liabilities	78,533
Monetary claims bought	47,750	Bills sold	92,800
Bills bought	25,000	Call money	337,127
Call loans	86,524	Payables under repurchase agreements	62,152
Receivables under securities borrowing transactions	172,550	Payables under securities lending transactions	163,218
Cash and due from banks	210,730	Foreign exchanges	1
Other assets	104,160	Other liabilities	147,710
Premises and equipment	28,417	Reserve for employees' bonus	2,074
Deferred discounts on and issuance cost for debentures	162	Reserve for retirement benefits	14,764
Deferred tax assets	15,835	Reserve for credit losses on off-balance-sheet instruments	1,787
Customers' liabilities for acceptances and guarantees	15,283	Acceptances and guarantees	15,283
Reserve for possible loan losses	(117,513)	Total liabilities	4,189,084
		(Stockholders' equity)	
		Capital stock	419,781
		Capital surplus	33,333
		Capital surplus reserve	33,333
		Retained earnings	193,696
		Earned surplus reserve	3,646
		Unappropriated profits at the end of the interim term	190,049
		Net income for the interim term	45,201
		Net unrealized gains on available-for-sale securities, net of taxes	1,955
		Treasury stock	(0)
		Total stockholders' equity	648,766
Total assets	4,837,850	Total liabilities and stockholders' equity	4,837,850

Non-Consolidated Statement of Income
(For the Interim Term Ended September 30, 2005)

(In millions of yen)

Operating income		70,062
Interest income	42,404	
Interest on loans and discounts	22,859	
Interest and dividends on securities	12,725	
Fees and commissions	5,922	
Trading income	3,267	
Other operating income	16,134	
Other income	2,333	
Operating expenses		44,016
Interest expenses	15,330	
Interest on debentures	1,900	
Interest on deposits	3,986	
Fees and commissions	446	
Trading expenses	261	
Other operating expenses	842	
General and administrative expenses	22,621	
Other expenses	4,513	
Operating profits		26,045
Extraordinary profits		17,235
Extraordinary losses		3
Income before income taxes and others for the interim term		43,278
Provision for income taxes and others		(1)
Deferred income taxes		(1,922)
Net income for the interim term		45,201
Unappropriated profits at the beginning of the term		144,847
Unappropriated profits at the end of the interim term		190,049



Summary of Consolidated Financial and Business Result for the 1st Quarter of Fiscal Year 2005

August 2, 2005

Company Name: Aozora Bank, Ltd.
(URL http://www.aozorabank.co.jp/)
Representative: Hirokazu Mizukami, President
For Contact: Ichiro Mizuno, Manager, Financial Control Division TEL (03) 3263-1111

Note) All figures stated below are unaudited.

1. Matters pertaining to preparation of quarterly financial data
 (1) Simplified accounting methods: Applied

 (2) Changes in accounting policies: None

 (3) Changes in scope of consolidation and equity-method affiliates: None

2. Financial highlights for the period ended June 30, 2005 (1st Quarter of FY 2005)
 (1) Consolidated results of operations Note) Figures are rounded down

	Operating Income		Operating Profit		Net Income	
	Million Yen	%	Million Yen	%	Million Yen	%
1st Quarter of FY 2005	34,398	(18.0)	11,433	(36.5)	13,523	(-30.5)
1st Quarter of FY 2004	29,158	(−)	8,374	(−)	19,453	(−)
FY 2004 (Full year)	123,679	(8.7)	45,693	(500.7)	89,893	(194.4)

	Net Income per Common Share (Basic)	Diluted Net Income per Common Share
	Yen	Yen
1st Quarter of FY 2005	4.77	3.20
1st Quarter of FY 2004	6.86	4.60
FY 2004 (Full year)	30.49	21.25

Note) Since we started disclosure of quarterly results of operations from the 1st quarter of FY 2004, year-on-year changes for
 Q1 of FY 2004 are not presented.

(2) Financial Condition

	Total Assets	Stockholders' Equity	Equity to Asset Ratio	Equity per Common Share
	Million Yen	Million Yen	%	Yen
Jun. 30, 2005	4,823,299	621,164	12.9	118.91
Jun. 30, 2004	4,889,722	541,400	11.1	90.77
Mar. 31, 2005	4,775,486	611,805	12.8	115.61

[Calculation Formulas]

○ Net Income per Common Share(Basic)
(Net Income − Dividend for Preferred Stocks) ÷ Average Number of Common Stock Issued

○ Diluted Net Income per Common Share
(Net Income − Dividend for Preferred Stocks + Adjustments)
÷ (Average Number of Common Stock Issued + Potential Common Stock)

○ Stockholders' Equity per Common Share
{Stockholders' Equity − (Number of Preferred Stock Issued × Issue Price)} ÷ Number of Common Stock Issued

【Basis of presenting quarterly consolidated financial and business result】

The quarterly financial and business result is prepared based on the standards applied for consolidated interim financial statements, except for simplified methods shown below.

- Some immaterial closing adjustments are omitted.
- Reserve for possible loan losses is provided for based on the historical loan-loss ratios calculated from those as of the end of the previous fiscal year and on the self-assessment of asset quality as of Jun. 30, '05, except for certain Other assets and subsidiaries' assets.

【Segment Information】

(1) Business Segment Information

The Group is engaged in banking and other related activities such as trust and other business. Such segment information, however, has not been presented as the percentage of other activities is not material to the banking business.

(2) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

(3) Foreign operating Income

Foreign operating income comprises transactions at Aozora Bank's overseas branch and income from the overseas consolidated subsidiaries. The composition of this volume of transactions falls short of 10% of operating income, therefore foreign operating income segment information is not presented.

Consolidated Balance Sheets

(Millions of yen)

	As of Jun. 30, '05 (A)	As of Mar. 31, '05 (B)	(A) - (B)	As of Jun. 30, '04
(Assets)				
Loans and bills discounted	2,570,841	2,666,389	(95,548)	2,717,044
Foreign exchanges	3,147	2,161	986	1,454
Investment securities	1,386,769	1,128,650	258,119	1,229,468
Money held in trust	2,511	2,385	126	1,000
Trading assets	135,771	354,706	(218,935)	394,395
Monetary claims bought	76,230	78,982	(2,752)	74,378
Call loans and bills bought	88,440	100,923	(12,483)	40,975
Receivables under securities borrowing transactions	248,379	195,729	52,650	239,357
Cash and due from banks	243,111	218,604	24,507	151,130
Other assets	142,948	102,531	40,417	136,171
Premises and equipment	28,610	28,567	43	29,017
Deferred discounts on and issuance cost for debentures	148	150	(2)	143
Deferred tax assets	13,290	14,147	(857)	14,373
Customers' liabilities for acceptances and guarantees	15,609	14,690	919	17,217
Reserve for possible loan losses	(132,511)	(133,133)	622	(156,406)
Total assets	4,823,299	4,775,486	47,813	4,889,722
(Liabilities)				
Debentures	798,233	847,993	(49,760)	930,068
Deposits	1,762,250	1,859,113	(96,863)	1,860,658
Negotiable certificates of deposit	573,865	515,480	58,385	523,140
Borrowed money	42,915	47,315	(4,400)	29,515
Trading liabilities	113,340	88,927	24,413	82,975
Call money and bills sold	458,047	372,266	85,781	539,598
Payables under repurchase agreements	81,643	183,824	(102,181)	141,997
Payables under securities lending transactions	190,644	90,471	100,173	44,276
Foreign exchanges	1	2	(1)	2
Other liabilities	145,666	123,734	21,932	156,349
Reserve for employees' bonus	779	1,879	(1,100)	695
Reserve for employee retirement benefits	15,536	15,460	76	19,485
Reserve for credit losses on off-balance-sheet instruments	1,981	1,731	250	1,745
Reserves under special laws	-	0	(0)	0
Acceptances and guarantees	15,609	14,690	919	17,217
Total liabilities	4,200,514	4,162,891	37,623	4,347,727
(Minority interest)				
Minority interest in consolidated subsidiaries	1,619	789	830	594
(Stockholders' equity)				
Capital stock	419,781	419,781	-	419,781
Capital surplus	33,333	33,333	-	33,333
Retained earnings	164,299	156,763	7,536	86,324
Net unrealized gains on available-for-sale securities, net of taxes	3,732	1,927	1,805	1,962
Foreign currency translation adjustments	18	-	18	-
Treasury stock	(0)	(0)	-	(0)
Total stockholders' equity	621,164	611,805	9,359	541,400
Total liabilities, minority interest and stockholders' equity	4,823,299	4,775,486	47,813	4,889,722

Consolidated Statements of Income

(Millions of yen)

	1st Quarter of FY 2005 (A)	1st Quarter of FY 2004 (B)	(A) - (B)	FY 2004 (full year)
Operating income	34,398	29,158	5,240	123,679
Interest income	20,652	19,147	1,505	76,583
Interest on loans and discounts	12,703	14,733	(2,030)	54,286
Interest and dividends on securities	4,549	1,350	3,199	9,982
Fees and commissions	2,796	1,865	931	10,878
Trading income	671	3,327	(2,656)	5,861
Other operating income	8,236	3,410	4,826	26,031
Other income	2,041	1,406	635	4,334
Operating expenses	22,964	20,783	2,181	77,986
Interest expenses	7,043	3,470	3,573	17,692
Interest on debentures	939	1,081	(142)	4,122
Interest on deposits	1,981	1,916	65	7,982
Fees and commissions	255	173	82	843
Trading expenses	97	138	(41)	47
Other operating expenses	1,274	710	564	3,599
General and administrative expenses	11,473	11,428	45	46,286
Other expenses	2,819	4,863	(2,044)	9,516
Operating profits	11,433	8,374	3,059	45,693
Extraordinary profits	2,038	10,099	(8,061)	44,387
Extraordinary losses	79	2	77	62
Income before income taxes and others	13,393	18,470	(5,077)	90,017
Provision for income taxes and others	177	42	135	706
Deferred income taxes	(383)	(1,062)	679	(813)
Minority interest in net income	75	37	38	231
Net income	13,523	19,453	(5,930)	89,893

Consolidated Statements of Retained Earnings

(Millions of yen)

	1st Quarter of FY 2005 (A)	1st Quarter of FY 2004 (B)	(A) - (B)	FY 2004 (full year)
(Capital surplus)				
Balance at the beginning of the term	33,333	33,333	-	33,333
Balance at the end of the term	33,333	33,333	-	33,333
(Retained earnings)				
Balance at the beginning of the term	156,763	70,335	86,428	70,335
Increase	13,523	19,453	(5,930)	89,893
Net income for the term	13,523	19,453	(5,930)	89,893
Decrease	5,987	3,464	2,523	3,464
Dividends	5,987	3,464	2,523	3,464
Balance at the end of the term	164,299	86,324	77,975	156,763

Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

1. Summary of Revenue and Expenses (Non-consolidated)

(Millions of yen)

	1st Quarter of FY 2005	change	1st Quarter of FY 2004	(For reference) FY 2004 (Full year)
Net revenue	21,930	227	21,703	90,384
Interest income	13,859	(1,538)	15,397	57,609
Net fees and commissions	2,048	713	1,335	8,162
Net trading revenues	573	(2,616)	3,189	5,803
Net other operating income	5,449	3,669	1,780	18,808
General and administrative expenses	(10,023)	(494)	(9,529)	(40,694)
Business profit before general loan-loss reserve	11,906	(267)	12,173	49,690
Credit-related expenses note)	526	(6,299)	6,825	27,764
Other income (loss)	(576)	(73)	(503)	(1,726)
Extraordinary profits (loss) other than credit-related expenses	1,484	1,256	228	10,230
Income before income taxes	13,339	(5,383)	18,722	85,958
Income taxes	367	(764)	1,131	901
Net income	13,707	(6,147)	19,854	86,859

Notes) 1. The figures are rounded down.

2. Credit-related expenses for the 1st Quarter of FY 2005 includes reversal of reserve for possible loan losses amounting to ¥ 552 million, which is recorded in extraordinary profits.

2. Assets Classified under Financial Reconstruction Law (Non-consolidated)

(Hundred millions of yen)

	Jun. 30, '05	(for reference) Mar. 31, '05	(for reference) Sep. 30, '04
Bankrupt and similar credit	54	54	63
Doubtful credit	886	841	472
Substandard credit	86	89	176
Total	1,026	984	711
Ratio on total credit	4.07%	3.75%	2.58%

Notes) 1. Figures as of Jun. 30, '05 shown above are based on classification definitions prescribed in Article 4 of Enforcement Regulations of Financial Reconstruction Law.

2. Figures as of Jun. 30, '05 shown above are calculated through self-assessment on asset quality on each claim pursuant to its borrower category decided at the end of Jun. 30, '05, based on the internal Self-Assessment Standards and Credit Rating System. The amount of claims to bankrupt or substantially bankrupt borrowers which is deemed irrecoverable is reduced as partial direct write-off.

※ Relationship between the Financial Construction Law categories and self-assessment categories

Bankrupt and similar credit	Claims to bankrupt or substantially bankrupt borrowers
Doubtful credit	Claims to potentially bankrupt borrowers
Substandard credit	Claims overdue for more than three months or with mitigated conditions to watch list borrowers

3. Net Unrealized Gains (Losses) on Marketable Securities (Consolidated)

Note) The figures are rounded down.

(Hundred millions of yen)

	Jun. 30, '05				(for reference) Mar. 31, '05			
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)		
			Gains	Losses			Gains	Losses
Held-to-maturity debt securities	0	0	0	—	0	0	0	—
Available-for-sale securities	10,534	62	85	22	8,401	32	58	26
Stocks	—	—	—	—	—	—	—	—
Bonds	6,306	(0)	4	5	5,566	2	4	1
Others	4,228	63	81	17	2,834	29	54	25
Total	10,535	62	85	22	8,401	32	58	26

	(for reference) Sep. 30, '04			
	Fair value	Net unrealized gains (losses)		
			Gains	Losses
Held-to-maturity debt securities	0	0	0	—
Available-for-sale securities	7,240	75	86	11
Stocks	—	—	—	—
Bonds	5,577	2	2	0
Others	1,663	73	83	10
Total	7,240	75	86	11

Notes) 1. "Net unrealized gains (losses)" and "Gains (Losses)" are differences between fair value and book value, which is amortized or written down as impairment.

2. Not only securities, but negotiable funds or commercial paper etc. are included.

4. Fair Values of Derivatives (Consolidated)

note) The figures are rounded down.

(1) Interest rate-related transactions

(Hundred Millions of yen)

		Jun. 30, '05			(for reference) Mar. 31, '05			(for reference) Sep. 30, '04		
		Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	—	1,463	0	(0)	2,013	(0)	(0)	2,388	(0)	(0)
Over-the-counter	Interest rate swaps	230,237	149	65	223,324	209	30	190,321	218	39
	Others	1,406	(0)	(0)	1,716	0	0	1,999	2	2
Total				65			31			41

note) Derivatives which qualify for hedge accounting are not included in the above table. The same applies up to (5).

(2) Foreign exchange-related transactions

(Hundred Millions of yen)

		Jun. 30, '05			(for reference) Mar. 31, '05			(for reference) Sep. 30, '04		
		Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	—	—	—	—	—	—	—	—	—	—
Over-the-counter	Currency swaps	6,544	2	2	6,860	5	5	6,285	3	3
	Forward contracts	5,125	35	35	5,029	(5)	(5)	6,087	12	12
	Currency options	5,822	156	14	5,418	174	45	3,311	105	16
Total				52			44			32

(3) Equity-related transactions

(Hundred Millions of yen)

	Jun. 30, '05			(for reference) Mar. 31, '05			(for reference) Sep. 30, '04		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	11	0	(0)	115	0	(0)	—	—	—
Over-the-counter	—	—	—	—	—	—	—	—	—
Total			(0)			(0)			—

(4) Bond-related transactions

(Hundred Millions of yen)

	Jun. 30, '05			(for reference) Mar. 31, '05			(for reference) Sep. 30, '04		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Listed on exchange	2,690	3	(4)	196	(0)	(0)	465	0	0
Over-the-counter	—	—	—	—	—	—	—	—	—
Total			(4)			(0)			0

(5) Credit derivatives

(Hundred Millions of yen)

	Jun. 30, '05			(for reference) Mar. 31, '05			(for reference) Sep. 30, '04		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter	7,137	11	11	5,629	13	13	4,980	17	17

All figures stated above are unaudited.

Non-consolidated Balance Sheets

(Millions of yen)

	As of Jun. 30, '05 (A)	As of Mar. 31, '05 (B)	(A) - (B)	As of Jun. 30, '04
(Assets)				
Loans and bills discounted	2,498,848	2,605,381	(106,533)	2,721,661
Foreign exchanges	2,152	1,477	675	1,454
Investment securities	1,500,898	1,234,662	266,236	1,236,285
Money held in trust	2,511	2,385	126	1,000
Trading assets	135,771	354,706	(218,935)	394,395
Monetary claims bought	52,922	52,948	(26)	52,346
Bills bought	-	30,000	(30,000)	-
Call loans	88,440	70,923	17,517	40,975
Receivables under securities borrowing transactions	248,379	195,729	52,650	239,357
Cash and due from banks	231,264	210,618	20,646	150,114
Other assets	142,339	102,490	39,849	159,183
Premises and equipment	27,439	27,401	38	27,861
Deferred discounts on and issuance cost for debentures	148	150	(2)	143
Deferred tax assets	13,123	13,932	(809)	14,284
Customers' liabilities for acceptances and guarantees	15,609	14,690	919	16,993
Reserve for possible loan losses	(132,544)	(133,168)	624	(156,492)
Total assets	4,827,307	4,784,328	42,979	4,899,569
(Liabilities)				
Debentures	802,233	851,993	(49,760)	934,068
Deposits	1,773,778	1,873,991	(100,213)	1,877,213
Negotiable certificates of deposit	573,865	515,480	58,385	523,140
Borrowed money	42,800	47,200	(4,400)	29,400
Trading liabilities	113,340	88,927	24,413	82,975
Bills sold	106,700	73,400	33,300	117,000
Call money	351,347	298,866	52,481	422,598
Payables under repurchase agreements	81,643	183,824	(102,181)	141,997
Payables under securities lending transactions	190,644	90,471	100,173	44,276
Foreign exchanges	1	2	(1)	2
Other liabilities	138,538	117,524	21,014	145,933
Reserve for employees' bonus	635	1,590	(955)	559
Reserve for employee retirement	15,137	15,066	71	19,074
Reserve for credit losses on off-balance-sheet instruments	1,981	1,776	205	1,781
Reserves under special laws	-	0	(0)	0
Acceptances and guarantees	15,609	14,690	919	16,993
Total liabilities	4,208,255	4,174,803	33,452	4,357,015
(Stockholders' equity)				
Capital stock	419,781	419,781	-	419,781
Capital surplus	33,333	33,333	-	33,333
Capital surplus reserve	33,333	33,333	-	33,333
Retained earnings	162,201	154,482	7,719	87,477
Earned surplus reserve	3,646	2,449	1,197	2,449
Unappropriated profits	158,554	152,033	6,521	85,027
Net income	13,707	86,859	(73,152)	19,854
Net unrealized gains on available-for-sale securities, net of taxes	3,734	1,927	1,807	1,961
Treasury stock	(0)	(0)	-	(0)
Total stockholders' equity	619,051	609,524	9,527	542,553
Total liabilities and stockholders' equity	4,827,307	4,784,328	42,979	4,899,569

Non-consolidated Statements of Income

(Millions of yen)

	1st Quarter of FY 2005 (A)	1st Quarter of FY 2004 (B)	(A) - (B)	FY 2004 (full year)
Operating income	31,504	26,621	4,883	113,816
Interest income	20,899	18,866	2,033	75,314
Interest on loans and discounts	11,595	14,224	(2,629)	51,721
Interest and dividends on securities	5,938	1,578	4,360	11,319
Fees and commissions	2,253	1,496	757	8,950
Trading income	671	3,327	(2,656)	5,851
Other operating income	6,719	2,443	4,276	22,586
Other income	960	487	473	1,113
Operating expenses	20,201	17,995	2,206	70,082
Interest expenses	7,042	3,470	3,572	17,709
Interest on debentures	939	1,081	(142)	4,142
Interest on deposits	1,981	1,916	65	7,982
Fees and commissions	205	161	44	788
Trading expenses	97	138	(41)	47
Other operating expenses	1,270	662	608	3,778
General and administrative expenses	10,597	10,043	554	42,339
Other expenses	988	3,519	(2,531)	5,420
Operating profits	11,303	8,625	2,678	43,733
Extraordinary profits	2,039	10,098	(8,059)	42,251
Extraordinary losses	2	1	1	26
Income before income taxes and others	13,339	18,722	(5,383)	85,958
Provision for income taxes and others	63	(47)	110	(193)
Deferred income taxes	(431)	(1,084)	653	(708)
Net income	13,707	19,854	(6,147)	86,859
Unappropriated profits at the beginning of the term	144,847	65,173	79,674	65,173
Unappropriated profits at the end of the term	158,554	85,027	73,527	152,033

Exhibit B-14



AOZORA BANK, LTD.

Annual Report

Year Ended March 31, 2005

2005

0278

Profile

The Bank, originally established in 1957 as The Nippon Fudosan Bank, Limited, under the Long-term Credit Bank Law, changed its name from The Nippon Credit Bank, Ltd., to Aozora Bank, Ltd., in 2001. In 2003, the Bank became majority owned by Cerberus NCB Acquisition, L.P., whereupon Hirokazu Mizukami was appointed President. In 2004, the Bank established a new organizational structure to improve the customer focus within each of the Bank's business groups and to facilitate product development and business growth.

In February 2005, Michael E. Rossi was appointed Chairman and Chief Executive Officer (CEO) to lead the Bank in developing a performance-based corporate culture, enhancing innovative business solutions and growing sustainable earnings. In June 2005, Peter C. Hagan was appointed Vice Chairman.

Aozora Bank is a leading provider of financial products and services to corporate customers, financial institutions and retail customers in Japan, providing lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services.

Contents

To Our Shareholders, Customers and Partners



The fiscal year ended March 31, 2005, was a significant year and an exciting time for Aozora Bank, both in terms of our financial performance and the steps we took to further improve our organization and business platform. We have been disciplined in our approach to the revitalization of the Bank all along, and as a result have created a strong, stable and competitive Aozora Bank that is focused on building a managed and sustainable competitive advantage and superior returns.

Excellent Financial Performance in the Fiscal Year Ended March 31, 2005

We achieved excellent financial results for the fiscal year ended March 31, 2005, with steady progress in key areas.

Net revenue for the period under review was up almost 11%, to ¥90.4 billion, with net income increasing to ¥86.9 billion, a 173% rise over the previous fiscal year. Business profit before general loan-loss reserve was up 17%, to ¥49.7 billion. Our activities in corporate recovery situations, investments by our special finance group, and sales of derivatives and trading activities strongly contributed to these results.

We broadened our earnings base by increasing the products and services offered to clients and the financial assets in which we invested. There was an increase of ¥262.9 billion in investments, including domestic and foreign securities, funds, investment trusts and limited partnerships. We also successfully reduced Aozora's credit exposure to specific credits and sectors to lower levels. Our loan portfolio was decreased by ¥364.4 billion as we improved the portfolio. As a result of these initiatives, the Bank enjoyed a significant rise in non-interest income, which totaled 36% of total net revenue, up from 23% in the previous fiscal year, while net interest income fell to ¥57.6 billion. We made efforts to diversify our funding sources, which yielded an increase in retail deposits, to ¥1.14 trillion.

A core element of our strategy is streamlining operations to improve cost efficiency, and in the fiscal year ended March 31, 2005, our expense ratio continued to improve, standing at 45% for the year. While General and Administrative (G&A) expenses did increase, this was a result of attracting new specialist talent to the Bank, as well as the effect of a new pro forma standard tax. G&A expenses will continue to increase as we accelerate our spending to upgrade systems and deepen the pool of experienced specialist managers.

Total regulatory capital increased 14%, to ¥617.2 billion, in the period under review. Risk-weighted assets decreased 5%, to ¥3,300.3 billion, as the Bank reduced credits considered too high or of impaired quality. The capital adequacy ratio increased to 18.70%, from 15.66% in the previous period, and the Tier I capital ratio increased to 18.31%, from 15.01%.

Customer-Focused Approach

We made considerable progress in the fiscal year ended March 31, 2005, in expanding our line of innovative financial solutions offered to our corporate and commercial customers. In securitization, for example, we undertook many challenging mandates, including the promotion of the securitization of various types of financial claims, including a new type of securitization program with a leasing company. The sophisticated management of large pools of assets is a particular skill of Aozora—one that will continue to strengthen and develop even further going forward.

From our historical roots, Aozora has long enjoyed an excellent business relationship with regional financial institutions throughout Japan, and many of these institutions have also invested in the Bank as shareholders. As these customers seek more innovative solutions to the complex issues facing them now and in the future, we are expanding our array of financing and investment products. In the fiscal year under review, we increased the volume of syndicated loan arrangements and private bond placements, and improved our sales of private placement investment funds. We have focused teams of relationship managers who can build deep, long-lasting partnerships with our financial sector clients and deliver the full potential of the Bank.

Our retail banking effort, also, made significant advances. We increased the number of customers by almost 3% year on year. Retail customers are excited by the new services and products we have introduced, from our national network of branches and improved call centers to "additional savings" products that offer clients enhanced individual returns. In the period under review, Aozora retail customers increased their call and term deposits with the Bank, while also expanding investment in savings and insurance products in which we act as intermediary.

We also announced an agreement with Yahoo Japan Corporation to develop and launch a full service Internet bank. This new initiative builds on the continuing success of Netrust, Ltd, the internet payment venture which we launched in conjunction with Yahoo in 2003.

Building a Stronger Aozora Bank

We have worked hard to create a dynamic and competitive organization at Aozora. Central to these efforts is a sophisticated and thorough approach to risk management to ensure the highest levels of control. In the fiscal year ended March 31, 2005, we refined our risk assessment still further, employing new modeling techniques and systems. As a result, we can now measure credit health more precisely and understand better the impact of changing markets, currency and liquidity across the Bank as a whole. These refinements allow improved control and efficiency in the allocation of capital and provide a rational framework for pricing our growing number of products and services.

We have greatly expanded our pool of talent at Aozora, infused a more competitive spirit, and fostered a customer-focused approach to banking. Training and development have become a focus of attention, with broader knowledge allowing our bankers to deliver integrated solutions to our customers. Thanks to specialist talent, drawn from outside Aozora, the Bank now has a deeper management pool with the experience to develop and implement the products needed by our broad and diverse customer base.



Michael E. Rossi, Chairman — Hirokazu Mizukami, President — Peter C. Hagan, Vice Chairman

We continue to strengthen our information technology (IT) platform, with a focus on implementing best-in-class solutions for our banking needs. Every office and branch is now operating on a single IT platform that allows us to monitor business and assess progress on a real-time basis.

As you read this, we will be well into the fiscal year ending March 31, 2006, which promises to be another bright year for Aozora. We accomplished a great deal in the period under review, but much still remains to be done. We thank our customers, partners, employees and stakeholders for their confidence and trust.

Yours,

July 2005

Michael E. Rossi	Hirokazu Mizukami	Peter C. Hagan
Chairman	President	Vice Chairman

Financial Highlights

- Thanks to a significant increase in non-interest income, we reported a 12% rise in consolidated net revenue. Net income surged 194% owing to our favorable performance, complemented by income from the reversal of reserves and other special income.
- During the period, we diversified our income sources, achieving a 66% jump in non-interest income, which reached 39.3% of consolidated net revenue.
- We maintained a high consolidated capital adequacy ratio.
- We achieved all key financial targets (non-consolidated) under our Business Revitalization Plan for the fiscal year ended March 31, 2005.
- We kept disclosed claims within the 3.75% target set by the government. We also maintained a high coverage ratio of 98.3%.


Consolidated net revenue and net income
(Years ended March 31)
(Billions of Yen)
Consolidated net revenue
Consolidated net income
Consolidated net revenue breakdown
(Years ended March 31)
Net non-interest income 23.6%
Net non-interest income 39.3%
2004
2005
Net fees and commissions
Net trading revenues
Net other operating income
Net interest income
Consolidated capital adequacy ratio
(At March 31)
(Billions of Yen)
(%)
Tier I capital (excluding deferred tax assets)
Deferred tax assets
Tier II capital
Consolidated capital adequacy ratio (domestic standard)
Non-consolidated net income
(Years ended March 31)
(Billions of Yen)
Non-consolidated net income (Business Revitalization Plan)
Non-consolidated net income (results)
Non-consolidated business profit (before general loan-loss reserve)
(Years ended March 31)
(Billions of Yen)
Non-consolidated disclosed claims under the Financial Reconstruction Law
(At March 31)
(Billions of Yen)
(%)
Non-consolidated disclosed claims under the Financial Reconstruction Law
Non-consolidated reserve and coverage ratio
Non-consolidated disclosed claim ratio

Long-Term Credit Ratings

JCR	A–	Moody's	Baa1
R&I	BBB+	Standard & Poor's	BBB+
(As of June 8, 2005)		Fitch Ratings	BBB

Consolidated

(Millions of Yen)

Years ended March 31	2005	2004	2003	2002
Operating income	123,679	113,788	109,748	106,700
Operating profits	45,693	7,606	8,920	14,355
Net income	89,893	30,530	23,376	18,703
Capital stock	419,781	419,781	419,781	419,781
Total stockholders' equity	611,805	526,848	497,514	477,046
Total assets	4,775,486	5,178,005	5,885,642	5,684,072
Debentures	847,993	1,054,973	1,470,126	1,468,193
Deposits (Note 1)	2,374,593	2,588,030	2,537,175	2,164,641
Loans and bills discounted	2,686,389	2,965,552	3,258,693	3,297,993
Securities	1,128,650	964,964	1,360,036	1,054,019
Total stockholders' equity per share (yen)	116.60	85.63	75.29	68.07
Basic net income per share (yen)	30.48	9.54	7.02	5.37
Consolidated capital adequacy ratio (domestic standard)	18.70%	15.66%	13.30%	14.05%
Tier I ratio (domestic standard)	18.31%	16.01%	12.51%	12.88%
Return on equity (ROE) (Note 2)	30.29%	11.86%	9.79%	8.24%

Notes: 1. Includes negotiable certificates of deposit (NCDs)

2. $$\text{ROE} = \frac{\text{(Net income} - \text{Dividends paid on preferred stock)}}{\left\{\left(\begin{array}{c}\text{Total stockholders' equity}\\ \text{at beginning of term}\end{array} - \begin{array}{c}\text{Number of preferred shares}\\ \text{outstanding at beginning of term}\end{array} \times \begin{array}{c}\text{Issue}\\ \text{price}\end{array}\right) + \left(\begin{array}{c}\text{Total stockholders' equity}\\ \text{at end of term}\end{array} - \begin{array}{c}\text{Number of preferred shares}\\ \text{outstanding at end of term}\end{array} \times \begin{array}{c}\text{Issue}\\ \text{price}\end{array}\right)\right\} \div 2} \times 100$$

Non-Consolidated

(Millions of Yen)

Years ended March 31	2005	2004	2003	2002
Operating income	113,816	105,335	101,633	100,984
Business profit before general loan-loss reserve	49,690	42,463	33,479	25,925
Operating profits	43,733	7,309	7,437	13,706
Net income	86,859	31,854	22,875	18,563
Capital stock	419,781	419,781	419,781	419,781
Total stockholders' equity	609,524	527,582	498,918	476,166
Total assets	4,784,328	5,188,071	5,895,314	5,687,366
Debentures	851,993	1,058,973	1,473,126	1,470,193
Deposits (Note 1)	2,389,471	2,607,081	2,555,905	2,177,240
Loans and bills discounted	2,605,381	2,969,770	3,271,087	3,304,379
Securities	1,234,662	971,763	1,356,754	1,060,690
Total stockholders' equity per share (yen)	114.80	85.89	75.08	67.76
Net income per share (yen)	29.41	10.01	6.84	5.32
Capital adequacy ratio (domestic standard)	18.77%	15.65%	13.26%	14.00%
Tier I ratio (domestic standard)	18.15%	14.99%	12.47%	12.83%
Return on equity (ROE) (Note 2)	29.31%	12.44%	9.58%	8.21%

Notes: 1. Includes negotiable certificates of deposit (NCDs)

2. $$\text{ROE} = \frac{\text{(Net income} - \text{Dividends paid on preferred stock)}}{\left\{\left(\begin{array}{c}\text{Total stockholders' equity}\\ \text{at beginning of term}\end{array} - \begin{array}{c}\text{Number of preferred shares}\\ \text{outstanding at beginning of term}\end{array} \times \begin{array}{c}\text{Issue}\\ \text{price}\end{array}\right) + \left(\begin{array}{c}\text{Total stockholders' equity}\\ \text{at end of term}\end{array} - \begin{array}{c}\text{Number of preferred shares}\\ \text{outstanding at end of term}\end{array} \times \begin{array}{c}\text{Issue}\\ \text{price}\end{array}\right)\right\} \div 2} \times 100$$

* Yen amounts stated in millions of yen have been truncated. Amounts expressed in billions of yen have been rounded to the nearest ¥0.1 billion.

It's our job to know our clients...

Through a sound financial base,
Teams of specialist professionals,
A diverse range of financial products and
Comprehensive advisory and support services
We provide optimal solutions.

Business Operations

Aozora Bank is a strong, well-capitalized bank, with a high-quality asset base, diversified funding sources, strong liquidity and an established track record of improving revenue and earnings. The Bank is working to establish itself as the premier institution for financial management products to support Japanese corporations, financial institutions and individuals.

For Corporate Clients

For corporate clients, we provide tailored financing solutions including a broad range of advisory and support services. Through our comprehensive, customer-focused approach we have become a trusted partner for our clients.

The Bank is expanding its business and building a diversified asset portfolio through a number of carefully targeted strategies. These include developing our lending business by utilizing our network of relationships with financial institution clients, the promotion of our asset-finance business and entry into several niche markets.

Offering a Diverse Array of Funding and Investment Solutions

Building on the Bank's traditional, stable funding solutions through its corporate banking activities, such as lending for corporate investment in plant, equipment or working capital, the Bank now offers tailored solutions that draw on its extensive range of financial products. Aozora's non-traditional funding solutions include syndicated loans, private placement bonds, committed facilities and derivative-embedded loans. This broader range of more sophisticated products supports our corporate borrowers in their efforts to further diversify their funding methods. The Bank develops innovative financing products to strengthen its solutions-driven service model. Aozora is actively seeking to develop client relationships with small and medium sized corporations that face major changes in their operating environments. We are eager to help these companies revitalize their businesses by assisting in a reappraisal of their current operations and entry into new businesses.

Loans

In our credit risk assessment process, we focus on obtaining a level of return that is appropriate for the level of risk. Our assessment methods not only carefully examine tangible asset-based collateral but also evaluate other factors such as a client's technical capabilities and the originality and competitive edge of its business model, as well as a client's ability to generate cash flow. These assessments, coupled with the use of appropriate covenants, are an integral part of our loan operations, allowing us to work with our clients to manage and reduce risk more effectively.

Syndicated Loans

Through arranging and participating in syndicated loans for our corporate customers, we help our clients access new funding sources. We are expanding our syndicated loan services to include small- and medium-sized corporations in addition to the traditional transactions involving large corporations. In this context, the Bank has increased the number of transactions for which it has acted as lead arranger and has sought, where possible, to arrange syndicated loans in conjunction with regional financial institution partners. Syndication transactions arranged by the Bank have enjoyed strong support from a wide group of financial institutions and institutional investors.

Securitization

Aozora Bank assists clients with the securitization of various types of financial claims to help them achieve greater diversity in their funding sources. The Bank has experience with all types of financial claims including accounts receivable, notes receivable, leaseholds, cashing claims, credit card loans, shopping claims, automobile loans, installment receivables and medical fees, as well as other types of financial claims that have in the past been regarded as difficult to securitize. We have also focused on developing new types of securitization structures based on the most advanced methods.

New Scheme for Provision of Stable Funding at Low Interest Rates

In response to the fund-raising needs of one of Hokkaido's largest leasing firms, Nakamichi-Leasing Co., Ltd., the Bank developed a new securitization-based funding scheme.

Under the scheme, the claims to be securitized are warehoused until reaching a pre-specified amount, at which point they are securitized. After this initial securitization, further claims are warehoused up to the specified amount and then securitized. Their securitized claims are kept at the specified amount through the warehousing period and revolving period (three years). The Bank extends a loan during the six-month the warehousing period, and, after the initial securitization, the loan is backed by the asset and does not require repayment for three years. In this way, the scheme provides Nakamichi-Leasing with a stable source of funding for three-and-a-half years.

Furthermore, since the scheme has received a triple-A credit rating, the client is able to obtain the required funds at a low interest rate.



Lease and installment claims
Contract
Grant of beneficial rights
Partial repayment of beneficial rights (loan execution funds)
Credit rating (AAA)
Assignment of ABLs
Non-recourse loan agreement
Beneficial rights
Asset-backed loans (ABLs)

Derivatives

In April 2004, the Bank established the Derivatives Sales Division to develop and market derivative products. To meet the increasingly sophisticated and diverse needs of our clients, the Bank provides a comprehensive lineup of derivative products—including currency, interest rate and commodity swaps, as well as options.

Expanded Sales Organization

In addition to reorganizing our services—based on client characteristics such as size and type of business—we increased the number of staff at the Kansai Branch in western Japan to bolster our service capabilities in that region. We also strengthened our operations in other parts of the country to address the significant needs that exist among small and medium-sized corporations.

Enhanced Product Development Capabilities

Our product development team—including quantitative financial experts employing the latest financial technology—works closely with our sales team to develop and provide new products designed to meet our clients' needs.

Raising Compliance Awareness: Introduction of the Qualification System for Derivatives Sales

The increasing complexity of derivative products has made it even more crucial that sales staff be able to clearly explain to clients the structure and risks associated with each product.

To ensure these standards are being met and to reinforce our ability to address the complete range of client needs, we have introduced the Mandatory Certification System for our sales staff specializing in derivative products and all employees with management responsibilities in the derivatives area. This system is designed to improve individual employees' knowledge of derivative products and also enhance our sales systems and raise awareness of compliance issues throughout the Bank.

This sales system allows us to offer cost-competitive, optimal solutions to our clients based on the specific needs of each client.

Derivative Products for Corporate Clients

Client Need	Product
Foreign exchange risk hedging	Currency options
Interest rate and credit risk hedging	Interest rate swaps, interest rate options, credit default swaps, etc.
Fund-raising	MARINE BLUE (derivative-embedded loan)
Investment	MOUNTAIN BLUE (interest rate derivative-embedded time deposit), AQUA BLUE (foreign exchange derivative-embedded time deposit)
Other	Weather derivatives Commodity derivatives (oil swaps)

Other Products and Services

Private Placement Bonds

In allowing clients to tap direct financing in lower amounts and further diversify their funding sources, private placement bonds are gaining popularity in the corporate marketplace. The Bank has focused on providing services to assist clients arrange the issuance of private placement bonds, and has continued to achieve solid growth in this area.

Trustee Services

To assist our customers in accessing capital markets through bond issuance, Aozora Bank acts as trustee for private placement and public bonds, including private placement bonds of small to medium-sized corporations guaranteed by the Credit Guarantee Corporation. This trustee service has been developed through the Bank's extensive experience and expertise accumulated as an authorized issuer of and registration agency for bank debentures.



Commencement of Commodity Derivatives Operations

In June 2005, the Bank commenced commodity derivatives operations and began offering crude oil price-indexed oil swaps. Oil swaps are an effective means of hedging against the risk of higher procurement and fuel costs caused by rises in the price of crude oil. In addition to our traditional risk hedging products, including those in the area of interest rates and exchange rates, we will provide derivative products that enable clients to hedge against the risk of commodity price fluctuations, thereby bolstering our lineup of solutions to help clients manage a wide range of risks present within their balance sheets.

Supporting Business Revitalization

Aozora Bank assists corporate revitalization efforts by helping clients unlock hidden value in existing businesses and through the start of new businesses. This revitalization can be done either at the company or business unit level, and includes uncovering and evaluating under-performing businesses and dormant assets within companies.

The Bank provides leveraged finance and debtor-in-possession (DIP) finance as well as advisory services for the formulation of corporate recovery plans. The purchase of problem loans and the provision of non-recourse finance are also included within our range of services. In addition, we support business restructuring through buyout funds and provide assistance for start-up companies.

Leveraged Finance

Leveraged finance—a financing method that utilizes the cash flows projected in a company's business plan and the estimated value of the target business—plays a crucial role in business revitalization. This area includes finance for management buyouts (MBOs)—used for strategic restructuring as well as to spin off profitable divisions and subsidiaries of bankrupt companies—and finance for capital restructuring for business regeneration. Aozora Bank entered the leveraged finance field much earlier than many other domestic financial institutions, and, since then, we have firmly established a competitive market position to become one of the leading banks in this area. As demand for leveraged finance expertise grows, we will continue to respond to client needs in a swift and efficient manner.

Recovery Support

For clients facing the challenge of the rapidly changing operating environment, the Bank offers a full lineup of business recovery services. In addition to providing corporate advisory services, including the formulation of business recovery plans and assistance in finding new business sponsors, we also provide various types of lending. These include short-term working capital financing essential for business continuity (DIP finance) and medium- and long-term lending based on a comprehensive recovery plan.

Our loan servicer subsidiary, AOZORA Loan Services Co., Ltd., provides support to financial institutions disposing of problem loans, and makes business recovery plan proposals to obligors of loans purchased by AOZORA Loan Services, thereby revitalizing the borrower's business.

Real Estate Finance

The Bank has been active in the non-recourse finance field—also referred to as real estate securitization—from an early stage. Under this method of financing, unlike traditional lending to corporate clients, the lender relies on cash flows generated by the subject assets—real estate. In recent years, against the background of a broad shift toward the separation of property ownership, management and operations, many companies are actively seeking ways to remove their real estate assets from their balance sheets. The reasons for this shift include preparation for new accounting standards relating to the impairment of fixed assets. In addition, since many investors now view stable, cash-generated real estate assets in a similar regard to other financial products, the non-recourse finance market is rapidly expanding. This trend is epitomized by the introduction of Japanese real estate investment trusts (J-REITs) in September 2001, with the number and market capitalization of publicly listed J-REITs increasing year by year.

The Bank has built up a strong track record in the formulation of financing proposals and the successful execution of transactions on behalf of corporate clients. The Bank will continue to meet the diverse needs of its clients in the area of real estate ownership, management and utilization by offering a full line of sophisticated value-added services.

Private Equity

Buyout Funds

The Bank supports clients in the buyout area through the provision of merger and acquisition (M&A) advisory services and the use of buyout funds. Specifically, through the

Business Succession and Second Founding Fund, which is managed by JABOC, Ltd., and through the fund managed by Arise Capital Partners, Inc. (see page 15), the Bank is involved in providing services to various parties. These include profitable small and medium-sized corporations that are unable to find suitable successors for retiring founders, and divisions or subsidiaries of large corporations that are looking to be spun off as independent operations. The Bank has contributed to the successful completion of a number of such transactions. In the area of industry-focused buyout funds, we have jointly established IDA Capital Inc., which manages Japan's first buyout fund specializing in restructuring in the information systems industry.

Venture Capital Investment

The Bank provides value-added support and tailored lending solutions to start-up ventures. In addition, through our venture capital subsidiary, Aozora Investment Co., Ltd., we have achieved a solid track record in the incubation of new companies possessing strong technology and growth potential.

Other Financing

Ship and Aircraft Finance

The Bank provides finance for the construction and purchase of bulk carriers, chemical tankers and other ocean-going vessels, which, in recent years, have increasingly been chartered by non-Japanese shipping lines. Our ship finance group has built up considerable know-how in effectively meeting ship-financing needs. In addition, we are now engaged in aircraft financing as a new business area.

Hospital Project Finance

Aozora Bank has developed an analytical assessment method that is specifically designed for the management of medical institutions. This has been achieved through the first benchmarking survey covering major hospitals throughout Japan. Based on such skills and knowledge, we provide financial advisory services to medical institutions and offer proposals that employ a diverse range of financing structures. Through these efforts, we have accomplished significant results in the area of hospital project finance.

For Financial Institution Clients

Aozora Bank has developed and nurtured a broad network of relationships with Japanese regional banks, and many of these financial institutions remain as shareholders of the Bank. Traditionally, these financial institutions have been strong supporters of our debenture issuance program. We are now working to provide our regional financial institution clients with a broader range of financial products and services to partner them to build and maintain strong and stable banking operations. These include products and services that may be valuable to them from a proprietary investment perspective, as well as those that can be passed on to their own client base. We aim to partner with our financial institution clients to help them address such management issues as adopting measures in compliance with the Relationship Banking Promotion Plan required under the New Action Program announced by the Financial Services Agency (FSA).

Providing a Diverse Range of Financial Products

Aozora Bank is able to meet a diverse range of needs to help clients manage their asset portfolios. In the lending field, we offer syndicated loan and derivative-embedded loans; in the area of asset management, we provide securitized financial products; and in the area of deposits, we provide derivative-embedded deposits.

Securitization

In the field of asset securitization, the Bank provides a wide variety of investment products by securitizing monetary claims such as accounts receivable, medical fees and leaseholds, and then structuring them into collateralized loan obligations (CLOs), asset-backed securities (ABS), asset-backed commercial paper (ABCP) and other instruments. We are also focusing on the securitization of such assets as housing loans and promoting our advisory services for financial institution clients in the area of securitization of clients' own assets.

Syndicated Loans

As an area of strategic focus, the Bank is arranging an increasing number of syndicated loans for corporate clients of all sizes, from large corporations to small and medium-sized corporations. For our financial institution clients, we not only provide opportunities to participate in syndicated loan deals but also jointly arrange syndicated loans for their own corporate clients. In the future, we plan to increase our total loan volumes by diversifying syndications beyond the traditional corporate loan model to include such transactions as non-recourse loans to special purpose companies (SPCs).

Private Placement Bonds and Other Securities

As a direct financing method that has a comparatively low entry threshold, private placement bonds are gaining popularity in the corporate marketplace. The Bank has focused particularly on growing its private placement bond arrangement operations, achieving a significant increase in the total amount of bonds arranged in the fiscal year under review. In addition, as an investment product targeted at our financial institution clients, we commenced the private offering of straight corporate bonds. We have also begun private placement of such instruments as interests in limited partnerships for investment, which are de facto marketable liabilities according to revisions to the Securities and Exchange Law. We will continue our efforts to further diversify our lineup of investment products.

Privately Placed Funds

As a result of our offering a diverse selection of privately placed fund products—including intermediary sales of foreign-registered funds—we have received considerable buying interest from our financial institution clients and achieved

strong growth in the amount of funds handled: Our comprehensive product lineup consisting of an array of fund types—including long-short funds of Japanese equities, global bond funds, bank loan funds and funds of funds (from the United States, Europe and Asia)—allows our clients to obtain effective portfolio diversification. We also provide investor support through access to a wide variety of analyst reports.

Derivatives

In April 2004, the Bank established the Derivatives Sales Division to develop and market Aozora Bank's full lineup of derivative products. We endeavor to provide the highest quality service possible, based on a sound sales system and robust product lineup as well as an ongoing program of computer systems development.

Enhanced Sales Organization and Products Development Capabilities

Management has taken steps during the year to significantly improve the Bank's competitive positioning in the derivatives markets. Our product development team—including financial engineers (quants) who employ the latest financial technology—works closely with our sales staff to develop and provide new products that meet our clients' needs. We have reorganized our sales organization and invested for future growth.

The Bank increased the number of staff at the Kansai Branch in western Japan and bolstered service capabilities to better meet our customers' needs.

Raising Compliance Awareness: Introduction of the Qualification System for Derivatives Sales

The increasing complexity of derivative products has made it even more crucial that sales staff be able to clearly explain to clients the structure and risks associated with each product. To ensure these standards are being met as well as reinforce our ability to precisely meet a full range of client needs, we have introduced the Mandatory Certification System for our sales personnel specializing in derivatives. This system is designed to not only improve each employee's knowledge of derivative products but also raise awareness of compliance issues throughout the Bank.

Syndicated Credit Lines

The Bank recently arranged the syndication of a committed line of credit totaling ¥15.2 billion for the major real estate investment fund management company Pacific Management Corporation. In response to a request for a credit facility to be used in real estate acquisitions, the Bank proposed a scheme that included a term-out option* at the completion of a standard one-year credit line agreement, enabling the client to retain long-term ownership of any real estate acquired. Pacific Management was also looking to establish links with regional financial institutions—a need the Bank was able to meet by utilizing its network to arrange syndication of a credit line with participation from 22 institutions from all over Japan. This transaction was a good opportunity for the Bank to demonstrate its abilities in both financing scheme development and syndicate arrangement.



* Committed line of credit with a term-out option: As with a standard line of credit, a set period for the facility is agreed. Upon completion of this period, the borrower has the option to convert the credit line to a long-term loan.

This sales system allows us to offer optimal solutions to our clients based on the specific needs of each client.

Derivative Products for Financial Institution Clients

Client Need	Product
Interest rate and credit risk hedging	Interest rate swaps, interest rate options, credit default swaps, etc.
Investment	MOUNTAIN BLUE (interest rate derivative-embedded time deposit); Derivative-embedded loans to Aozora Bank: credit-linked loans, multi-callable loans, multi-callable reverse loans
Other	Products that are guaranteed by regional financial institutions: interest rate derivatives, foreign exchange derivatives, weather derivatives

Debentures and Deposits

To meet the needs of our financial institution clients, we offer an array of products, including bank debentures, large-lot time deposits and certificates of deposits (CDs).

Offering Solutions to Specific Management Issues

Aozora Bank helps its clients dispose of non-performing assets through the purchase of problem loans held by those financial institution clients. The Bank also provides clients with timely information and products to help them effectively develop their strategy and manage their exposure to a variety of risk types.

Helping Clients Revitalize Their Asset Base

To address clients' needs with regard to the disposal of problem loans, the Bank's subsidiary, AOZORA Loan Services, provides support for financial institution clients in the disposal of non-performing loans through the purchase of such loans. AOZORA Loan Services also provides support for regional financial institutions to help them improve the quality of their loan asset portfolios through a range of advisory services, including the formulation of business recovery plans and business strategies for their clients to which they are particularly risk-exposed.

Risk Management Services

The Bank has built an effective system for providing clients with timely information and products to help them effectively manage their exposure to a variety of risk types, and is actively developing new risk management products. As well as providing interest rate swaps and options, we are bolstering our capabilities in the provision of credit derivatives in response to growing client demand for assistance with the management of credit risk exposure.

To help clients improve their credit portfolio management, the Bank offers a wide variety of products and services. These include various means of converting loan assets to a source of liquidity, such as the purchase of sound loan assets, and providing loan participation. The Bank also provides credit derivatives.

In the area of risk management advisory services, we will continue to provide a comprehensive lineup of services based on client demand.

Internet-related Services

Since its establishment in April 2001, the Bank's subsidiary, Blue Planet Corporation, has gained a strong reputation for its Internet-based service and advisory service for management for financial institution clients and their customers.
The company will strive to further bolster its service lineup.
Blue Planet's main services at present are as follows:

- Support services for building a business portal
- Support services for gaining ISO certification
- A reverse-auction electronic bidding system for buying and selling businesses
- An application service provider (ASP) solution for paperless settlements
- An outsourcing service for ATM-related operations

Making Collaborative Proposals to Clients' Corporate Customers

To meet the needs of regional financial institution clients that are required to submit a Relationship Banking Promotion Plan in accordance with the FSA's New Action Program, the Bank collaborates with such clients in assisting their corporate customers, based on its expertise in the recovery support area.

Recovery Support

For companies needing to respond to a rapidly changing operating environment, the Bank offers a full lineup of business recovery services in collaboration with its financial institution clients. In addition to providing a range of related corporate advisory services, we also provide various types of lending. These include short-term working capital financing essential for business continuity (DIP finance), and medium- and long-term lending premised on a sound recovery plan.

In the area of ship finance, the Bank provides finance for the construction and purchase of bulk carriers, chemical tankers and other ocean-going vessels. In addition, the Bank makes available its know-how—achieved through the Hospital Management Assessment Project—to the regional financial institution clients, and provides financial advisory services to their medical institution clients and offers proposals of jointly originated syndicated loan transactions.

Real Estate Finance

The Bank has been active in the non-recourse finance field—also referred to as real estate securitization—from an early stage. In recent years, many companies are actively seeking ways to remove their real estate assets from their balance sheets, while at the same time more investors now consider real estate asset securitization as a mainstream financial product. For these reasons, the non-recourse finance market is rapidly expanding.

We collaborate with many of the industry's leading arrangers to provide primary lending and investments. We have built up a strong track record in financing proposals and successfully executed transactions for customers of our financial-institution clients. The Bank will continue to meet the diverse needs of its clients in the area of real estate ownership, management and utilization by offering a lineup of value-added services.

Private Equity

As well as M&A advisory services, the Bank provides business restructuring support through funds managed by JABOC, Ltd., IDA Capital Inc., and Arise Capital Partners, Inc.

Our venture capital subsidiary, Aozora Investment Co., Ltd., is also involved in the incubation of new companies that possess strong technology and growth potential.

Establishment of Arise Capital Partners

In March 2005, Aozora Bank and the Resona Bank Group established a joint venture buyout fund management firm, Arise Capital Partners, Inc. This is the first time in Japan that two banking groups have jointly undertaken buyout fund management. In April 2005, the new company established its first fund, Arise No. 1 Investment Limited Partnership.

This joint business aims to reinforce the two banks' presence in the middle market buyout area by utilizing both banks' customer networks to develop their investment operations.



For Retail Clients

Aozora Bank has a unique and valuable group of individual customers who place a high value on products and services that help them preserve and manage their wealth. Retail banking services are accessible through our branch network covering the major population centers in Japan, as well as through telephone banking services via our call center. We will also send our staff out to meet directly with our clients at their homes or businesses to facilitate their banking with us. We have also established a tie-up with Japan Post to allow the use of Postal Savings ATMs for further convenience to our customers. To meet the diverse investment and financial planning needs of our retail clients, we offer a broad range of products including time deposits with competitive features and interest rates, investment trusts targeted at clients wishing to adopt a more active approach to investing, and variable annuity insurance products.

Asset Management Products

Time Deposits

The Aozora Direct Time Deposit is provided exclusively as a telephone-banking product. Cost reductions stemming from the use of this remote channel access allow us to offer competitive interest rates, which have met with strong approval from our clients. In October 2004, we launched the Aozora Pocket Time Deposit, which permits partial withdrawals before maturity, and in June 2005, we introduced "Excellent First" time deposit, which capitalizes on advanced financial technology. By developing such products to meet our clients' needs, we will continue in our efforts to ensure greater convenience and attractive interest returns for our clients.

Investment Trusts

As of June 2005, we offered a total of 32 investment trust products to meet the diverse investment needs of our clients. These products included money management funds (MMFs), corporate and public bond investment trusts, money market funds (US$ portfolio) and investment trusts that invest in bonds and equities in domestic and foreign markets. We also offer clients advice on investment portfolio diversification.

Personal Annuity Insurance

By offering a range of innovative products encompassing yen- and foreign currency-denominated annuity products and variable annuity products, we are able to meet a diverse set of client needs, including those relating to investment, retirement income and wealth succession.

Asset Management Consulting Services Provided by Our Branch Network

Outline of Asset Management Consulting Services

In every branch, our staff provides advice to clients on their optimal investment portfolio, which may include such products as time deposits with competitive interest rates and investment trusts for more active investors. We encourage and support staff members to obtain financial planner qualifications and are committed to continually enhancing our efforts to provide the best possible advice to clients.

Our FP Promotion Department at the Bank's headquarters was established to provide a range of specialist consultation and advisory services. These services cover such areas as asset management, estate planning and business succession, with the aim of helping clients make the best choices regarding their financial needs.

Service Channels

Telephone Banking Services

As well as providing exclusive access to Aozora Direct Time Deposit, our telephone banking service also lets customers purchase investment trusts and debentures as well as take care of day-to-day personal banking procedures, such as account balance inquiries and change of address notifications. Rather than simply using an automated touch tone system, our telephone banking service is staffed by a team of specialist operators—meaning even customers that are new to telephone banking will feel at ease. To further enhance the appeal of our remote banking channels, we intend to continue adding new products and services on a regular basis. In addition, we will step up our efforts to further utilize the Internet.

ATM Alliances

At Postal Savings ATMs located throughout Japan, Aozora Bank customers can make deposits and withdrawals seven days a week, without incurring usage fees. Used in conjunction with telephone banking services, this service ensures even greater customer satisfaction.

Aozora Financial Garden

At Aozora Financial Garden areas within our Tokyo region branches, specialist teams provide a wide variety of advisory and consultation services, such as investment, real estate asset management and home loans.



Launch of New Product "Excellent First"

In June 2005, the Bank launched a new time deposit product for retail clients, "Excellent First." This product uses the latest financial technology and responds to needs among our clients for a product with a competitive yield, guaranteed principal and coverage by the deposit insurance system. The product's unique features include early redemption at the Bank's discretion after four years of the eight-year deposit term. The product offers attractive interest yields, higher than ordinary time deposits, in return for the Bank's call option on early redemption. The Bank intends to further develop unique products catering to client needs as they arise.

Corporate Governance

Aozora Bank has developed an effective and transparent management framework underpinned by strict adherence to corporate governance principles. The management team is committed to maintaining the highest standards of legal compliance in every jurisdiction in which we operate. We continually assess potential risks, evaluating the impact and likelihood of all types of risks on our business. Our systems are designed to provide optimal transparency, maintain stringent internal controls and manage the balance of risk.

Aozora Bank's Organization: Structured for Performance

The Bank's supervision and business execution functions are separated to enable teams to focus on core strengths. Business leaders focus on operational performance while the Bank's senior managers focus on the strategic direction of the Bank. The Management Committee has four subcommittees to enhance operational effectiveness. Committees empowered to provide checks and balances on the management team include the Special Audit Committee and the Nomination and Remuneration Committee.


General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Special Audit Committee
Nomination and Remuneration Committee
Management Committee
Asset and Liability Committee
Credit Committee
New Product/Business Committee
Investment Committee

Committee Structure

Name of committee	Chaired by	Members	Frequency	Purpose
Board of Directors	Chairman, President or Vice Chairman	Directors, Corporate Auditors	Once every 3 months	Decision making regarding management strategies and supervision of operations
Board of Corporate Auditors	Corporate Auditor	Corporate Auditors	Once a month	Decision making involving audit policy and audit reports
Management Committee	Chairman, President or Vice Chairman	Chairman, President, Senior Managing Executive Officers	Once a month (Once a week)	Decision making regarding operations
Special Audit Committee	Outside Director	Corporate Auditors, Directors (except from parent companies)	As needed (Once a month)	Audit trading with parent companies in perspective of avoiding the Bank's becoming a captive bank
Nomination and Remuneration Committee	Outside Director	Outside Directors, Chairman	As needed	HR evaluation of Board members and Senior Managing Executive Officers
Asset and Liability Committee	CFO	Chairman, President, Vice Chairman, Executive Officers and General Managers in Charge	Once a month	Decision making regarding asset and liability management
Credit Committee	CCO	Chairman, President, Vice Chairman, Executive Officers and General Managers in Charge	Once a week	Approval of individual credit issues; policy decision making for settlement of individual credit issues; credit exposure solutions for large accounts; and addressing important issues concerning credit portfolio operations
Investment Committee	Vice Chairman	Chairman, President, Vice Chairman, Executive Officers and General Managers in Charge	As needed (Twice a week)	Making settlement on alternative investments
New Product/ Business Committee	Vice Chairman	CFO, CTO, CCO, CRO, Executive Officers and General Managers in Charge	Once a month	Assessment and approval of all significant new product or business

Transactions with Parent Company Groups

(Millions of Yen)

		March 31, 2005	March 31, 2004
Cerberus Group	Number of borrowers	2	—
	Credit balance	15,271	—
ORIX Group	Number of borrowers	7	12
	Credit balance	12,800	26,923
The Tokio Marine & Nichido Fire Insurance Group	Number of borrowers	2	2
	Credit balance	606	618
Total	Number of borrowers	11	14
	Credit balance	28,677	27,541

Notes: 1. Figures for credit balances refer to credit extended by Aozora Bank, its subsidiaries and affiliated companies.
2. The Bank's "parent company groups" refers specifically to major shareholders and their subsidiaries and affiliated companies.
3. Transactions with major shareholders and other firms include loans, customers' liabilities for acceptances and guarantees, CP, equity holdings/interest and derivative transactions.

Understanding and Managing Risk

Aozora Bank has developed a comprehensive risk management framework. All aspects of the Bank's risk management system, including the objectives, basic rules, management policies regarding credit risk, market-related risk, operational risk and other types of risk, are clearly explained in the Bank's risk management policy.

The Board of Directors develops the risk management framework for the Bank. Important decisions impacting the Bank's exposure to potential risk, including capital allocation decisions and determining risk limits for each business line, are all made by the Board of Directors.

The Board of Directors, the Management Committee and other committees receive regular risk management reports from the Internal Audit Division, as well as from each business unit and product area. The Board and Management Committee rely on these reports to oversee the Bank's overall risk position and guide management decision making.

The Bank's Risk Capital Allocation System provides comprehensive management of credit and market risks and risks related to the Bank's affiliates. Each unit is responsible for conducting operations within the risk limit provided by the Risk Capital Allocation System. The Chief Risk Officer (CRO) gathers information regarding the usage of capital by each business unit and subsequently reports the findings directly to senior management.

Compliance Policy

The Bank has built internal systems and devised a policy and procedures to ensure compliance with legal requirements and integrity in the conduct of all its operations, striving to foster a corporate culture that places priority on the achievement of these objectives.

Master Policy on Compliance

The Bank has developed a Master Policy on Compliance, which sets forth risk for monitoring the organization, systems and basic principles, ensuring compliance with all legal regulations applying to the Bank. The Compliance Program, updated annually, specifies action guidelines and compliance standards. In the fiscal year ending March 31, 2006, the Bank plans to strengthen its training and educational programs as well as enhance the monitoring function of supervisory sections to develop an integrated compliance system.

Risk Management System


Office of the Chief Executive
Chief Risk Officer (CRO)
Chief Credit Officer (CCO)
Market Risk
BIS &
Operational
New
Investment
New Business &
Collateral
Risk
Methodology

Note: The organization chart, including division names, is based on the new organizational structure of the Bank, which will be planned in September 2005.

Compliance Organization and System

Primary responsibility for supervising legal and compliance issues at the Bank rests with the Legal and Compliance Division, which develops and improves compliance systems and conducts compliance checks on relevant legal issues. An executive officer in charge of the Legal and Compliance Division is appointed Executive Compliance Officer (ECO) and the general manager of the Legal and Compliance Division supports the ECO. The division provides internal legal consulting services, including the review and authorization of contracts, and is also responsible for formulating, monitoring and revising internal regulations.

Each division and branch has a compliance leader, who is responsible for providing consultation services, carrying out compliance checks and promoting awareness of compliance-related issues.

As part of the program to build a fair and honest corporate culture, the Bank has taken two major initiatives. These are (1) the introduction of a system allowing employees to consult directly with corporate auditors and the Bank's legal advisers; and (2) the setting up of a system that enables the Legal and Compliance Division to independently communicate with employees on compliance issues. To maintain and enhance corporate identity across the entire Aozora Bank Group, the Bank is working to develop an integrated compliance system covering all of its affiliates through such measures as the establishment of an information sharing system on compliance issues.

Compliance Training and Awareness Programs

Training programs for compliance leaders and heads of division, which make use of independent experts in the field, are conducted semiannually to ensure a thorough understanding of key compliance issues. Consequently, all directors and employees throughout the Bank gain a thorough understanding of current compliance issues.

The Bank has a wide variety of compliance training opportunities that it offers to new employees and newly appointed department heads, as well as a number of training programs that promote a greater awareness of the importance of compliance throughout the Bank.

Anti-Money Laundering Policy

Aozora Bank has formulated Rules for the Prevention of Money Laundering, etc., which contain guidelines for carrying out proper customer identification and the reporting of suspicious transactions, so as to prevent money laundering and terrorist financing.

Compliance System


Board of Directors
Management Committee
Executive Compliance Officer
Audit Division
Legal and Compliance Division
Compliance Liaison Committee
(with Affiliated Companies)
Complaints Handling Department
General Manager
Internal Audit
Aozora Hotline
Compliance Monitoring
Complaints/
Inquiries
Compliance Leader
Bank Employees

The Legal and Compliance Division supervises the Bank's anti-money laundering program. The general manager of the Legal and Compliance Division is responsible for customer identification. Each of the Bank's divisions shares a role in avoiding the risk of Bank transactions being executed for illegal activities, and disseminating information within the Bank regarding customer identification obligations.

The Bank will continue to strengthen and expand the scope of its compliance systems among both management and employees.

New Personnel System

In April 2005, the Bank introduced a performance-based personnel system for managers. Under the new system, emphasis has been shifted away from length of service to performance and level of responsibility as the main criteria for evaluation and determination of remuneration. We believe the new system will provide a greater level of transparency and fairness.

The Bank is developing a remuneration structure that takes into account rank and level of responsibility, including a bonus system based on performance. By doing so, it aims to create a flexible evaluation and remuneration system that rewards professional excellence.

The implementation of the new personnel system has allowed the Bank to clarify roles and responsibilities for each managerial rank. This step was in line with efforts to build an organizational structure that enables the most effective management of operations in each area of our business. Furthermore, to maximize the benefits of the new personnel system, the Bank will continue to provide thorough training, assign fulfilling work to each employee and recruit experienced professionals.

The Bank also seeks to facilitate career development by enhancing various financial support programs for study and training. To help employees acquire more specialized skills and knowledge, it has established a sponsorship system for graduate-level university courses and other study programs at external institutions. The Bank has introduced a pre-entry training program for new graduate recruits and has enhanced post-entry training for these recruits so that they can soon make valuable contributions to the organization. The Bank strives to develop a broad range of skills in every individual, in addition to encouraging greater specialization by providing training suited to each employee's rank and responsibilities.

Since changing its name to Aozora Bank, Ltd., in January 2001, the Bank has recruited approximately 200 mid-career professionals. As a result, it now employs specialists that play a vital role in market-related, investment banking-related and other operations requiring a high level of expertise. The Bank has recruited 64 university graduates between April 2002—when it resumed its graduate recruitment program—and April 2005. During the recruitment of university students expecting to graduate in March 2006, each division will target candidates based on their potential to enhance the overall skill set of the organization.

The Bank will carefully evaluate the implementation of the new personnel system. At the same time, it will endeavor to offer a wider variety of improved career opportunities so that employees may develop greater skills and capabilities. Through these efforts, the Bank aims to become a more dynamic organization that enhances corporate value.

Financial Information and Corporate Data

Consolidated Business Results

Consolidated Financial Highlights [Five-Year Summary]

Years Ended March 31

(Millions of Yen)

	2005	2004	2003	2002	2001
Operating income	123,679	113,788	109,748	106,700	275,730
Operating profits	45,693	7,606	8,920	14,355	99,116
Net income	89,893	30,630	23,376	18,703	98,331
Capital stock	419,781	419,781	419,781	419,781	419,781
Total stockholders' equity	611,805	526,848	497,514	477,046	460,876
Total assets	4,775,486	5,176,005	5,885,642	5,684,072	6,163,766
Debentures	847,993	1,054,973	1,470,126	1,468,193	2,479,408
Deposits	2,374,593	2,588,030	2,537,175	2,164,641	1,771,373
Loans and bills discounted	2,666,389	2,965,552	3,258,693	3,297,993	3,089,490
Securities	1,128,650	964,964	1,350,036	1,054,019	721,477
Total stockholders' equity per share (yen)	115.60	85.63	75.29	68.07	62.36
Basic net income per share (yen)	30.48	9.54	7.02	5.37	35.80
Diluted net income per share (yen)	21.24	7.21	5.52	4.95	29.40
Consolidated capital adequacy ratio (domestic standard) (%)	18.70	15.66	13.30	14.05	15.13
Net cash provided by (used in) operating activities	16,060	(305,027)	105,182	923,515	(1,116,186)
Net cash provided by (used in) investing activities	(164,682)	360,100	(347,870)	(376,664)	459,986
Net cash provided by (used in) financing activities	(17,610)	(7,827)	(24,261)	(20,803)	235,036
Cash and cash equivalents, end of year	171,905	338,117	290,872	557,822	31,774

Notes: 1. Up to and including the fiscal year ended March 31, 2002, total stockholders' equity per share was calculated by dividing total stockholders' equity at the fiscal year-end, less the product of the number of preferred shares issued and outstanding at the fiscal year-end and the issue price, by the number of common shares issued and outstanding at the fiscal year-end, excluding treasury stock and parent company shares held by consolidated subsidiaries.

2. Up to and including the fiscal year ended March 31, 2002, basic net income per share was calculated by dividing consolidated net income, less total dividends on preferred shares for the fiscal year ended March 31, 2002, by the average number of common shares issued and outstanding during the fiscal year ended March 31, 2002, excluding treasury stock and parent company shares and parent company shares held by consolidated subsidiaries.

3. From the fiscal year ended March 31, 2003, total stockholders' equity per share, basic net income per share and diluted net income per share are calculated by applying Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings per Share."

Consolidated Financial Review

1. Consolidation and Equity-Method Companies

The consolidated financial statements as of March 31, 2005, include the accounts of the Bank and its nine consolidated subsidiaries. During the fiscal year under review, one newly established consolidated subsidiary was included and one consolidated subsidiary was eliminated owing to the sale of its stock. No companies were accounted for using the equity method.

Consolidation and Equity-Method Companies

(Number of Companies)

March 31	2005	2004
Consolidated subsidiaries	9	9
Unconsolidated subsidiaries and affiliated companies	0	0

2. Analysis of Operating Performance

(1) Income

Total income increased ¥30.6 billion, or 22.2%, to ¥168.1 billion. Interest income declined ¥4.1 billion, to ¥76.6 billion, mainly owing to a ¥7.4 billion decrease in interest on loans and bills discounted. This latter decrease largely reflected adjustments made to the Bank's loan portfolio aimed at reducing credit risk concentration, which in turn led to the average balance of loans and bills discounted during the term, declining approximately ¥400 billion.

Fees and commissions increased ¥1.3 billion, to ¥10.9 billion. This rise was attributable to an increase in fees from such loan operations as committed lines of credit and syndicated loans, as well as higher trust income earned by a Bank subsidiary.

Trading income jumped ¥3.0 billion, to ¥5.9 billion, thanks to robust derivative operations for clients.

Other operating income rose ¥9.3 billion, to ¥26.0 billion. Within this, gain on sales of bonds amounted to ¥5.6 billion, an increase of ¥2.7 billion from the previous term, which reflected strong gains on sales of REITs. Gains on foreign exchange transactions also increased and gains on investments in investment funds were brisk. Another contributing factor was an increase in gains on collection and sale of problem loans by a subsidiary of the Bank.

Other income climbed ¥21.1 billion, to ¥48.7 billion. Significant items within this amount included reversal of reserve for possible loan losses and reversal of reserve for credit losses on off-balance-sheet instruments, totaling ¥31.3 billion. This reflected an improvement in the quality of the Bank's loan portfolio as well as a reduction in risk relating to such operations as committed lines of credit. Also included were a ¥6.6 billion gain on the sale of stock of a subsidiary and a ¥4.5 billion gain on the transfer of the substitutional portion of employee pension fund liabilities.

(Millions of Yen)

Years Ended March 31	2005	2004	Change
Total income	**168,066**	**137,496**	**30,570**
Interest income	76,583	80,651	(4,068)
Interest on loans and bills discounted	54,316	61,692	(7,376)
Interest on investment securities	9,982	5,789	4,193
Interest on deposits with banks	501	390	111
Interest on other	11,782	12,778	(996)
Fees and commissions	10,878	9,593	1,285
Trading income	5,851	2,865	2,986
Other operating income	26,031	16,748	9,283
Gain on sales of bonds	5,603	2,880	2,723
Gains on foreign exchange transactions	2,832	2,347	485
Gain on derivatives		4,999	(4,999)
Other	17,595	6,522	11,073
Other income	48,721	27,637	21,084
Gain on sales of stocks and other securities	711	17	694
Reversal of reserve for possible loan losses	25,115	22,672	2,443
Reversal of reserve for credit losses on off-balance-sheet instruments	6,141	—	6,141
Other	16,752	4,946	11,806

(2) Expenses

Total expenses decreased ¥28.3 billion, to ¥78.0 billion. Although interest rates on domestic deposits and debentures were slightly lower, expenses relating to foreign currency fund-raising rose owing to an increase in foreign currency-denominated assets, such as foreign currency-denominated marketable securities. As a result, interest expenses increased 4.6%, or ¥0.8 billion, to ¥17.7 billion.

Other operating expenses decreased ¥1.7 billion, to ¥3.6 billion, mainly owing to a decrease in loss on sales of bonds.

Tight cost-control measures enabled the Bank to restrict general and administrative expenses to a slight increase.

Other expenses fell ¥28.5 billion, to ¥9.6 billion. This decrease was partly due to a decline in credit-related expenses, such as loss on the sale of problem loans.

(Millions of Yen)

Years Ended March 31	2005	2004	Change
Total expenses	78,048	106,364	(28,316)
Interest expenses	17,692	16,914	778
Interest on debentures	4,122	5,948	(1,826)
Interest on deposits	8,165	9,092	(927)
Interest on borrowings and rediscounts	968	715	253
Interest on other	4,436	1,157	3,279
Fees and commissions	843	860	(17)
Trading expenses	47	—	47
Other operating expenses	3,599	5,286	(1,687)
Amortization of debenture issuance costs	190	225	(35)
Loss on sales of bonds	1,304	4,586	(3,282)
Loss on derivatives	208	—	208
Other	1,896	474	1,422
General and administrative expenses	46,286	45,201	1,085
Other expenses	9,579	38,101	(28,522)
Provision for reserve for credit losses on off-balance-sheet instruments	—	7,268	(7,268)
Write-off of claims	5,226	8,737	(3,511)
Loss on disposal of premises and equipment	62	165	(103)
Other	4,290	21,928	(17,638)

(3) Net Income

As a result of the factors outlined above, income before income taxes and minority interests jumped ¥58.9 billion, to ¥90.0 billion. Net income increased ¥59.4 billion, or 194.4%, to ¥89.9 billion.

(Millions of Yen)

Years Ended March 31	2005	2004	Change
Income before income taxes and minority interests	90,017	31,131	58,886
Income taxes	(106)	414	(520)
Current	706	495	211
Deferred	(813)	(80)	(733)
Minority interest in net income	231	186	45
Net income	89,893	30,530	59,363

0305

3. Analysis of Financial Position

(1) Loans and bills discounted

The outstanding balance of loans and bills discounted as of the end of the fiscal year decreased by ¥299.2 billion, to ¥2.6664 trillion, reflecting decreases in the concentration of loans and reductions in loans to customers with poor credit. As a result, the Bank believes that the loan portfolio has improved and the balance sheet is strengthened.

On the other hand, risk-monitored loans on a consolidated basis in the fiscal year under review increased ¥10.6 billion, to ¥99.5 billion, due to the deteriorating situation of individual debtors. As a result, the ratio of risk-monitored loans to outstanding loans and bills discounted increased 0.7 percentage point, to 3.7%. However, as described below, the effect that this might have on the financial position is considered to be slight due to sufficient maintenance of collateral, guarantee and provisions.

The breakdown of outstanding loans and bills discounted by type of industries and outstanding risk-monitored loans and bills discounted by type of industries is shown in the following tables. The balance of loans and bills for "Construction", "Finance & Insurance", "Wholesale & retail" and "Real estate" decreased ¥192.4 billion on a YOY basis, accounting for 64% of the ¥299.2 billion reduction in total outstanding loans and bills discounted, and reflects an improvement in the portfolio.

Risk-monitored loans (consolidated)

(Millions of Yen)

	2005	2004	Change
Risk-Monitored Loan	99,535	88,930	10,605
Loan to bankrupt companies	2,367	11,517	(9,150)
Past due loans	88,264	66,038	22,226
Loans overdue for 3 months or more	46	—	46
Loans to customers under restructuring	8,857	11,374	(2,517)
Loan balance (end of period)	2,666,389	2,965,552	(299,163)
Ratio to loan balance	3.7	3.0	0.7

Breakdown of outstanding loans and bills discounted by type of industries and outstanding risk-monitored loans and bills discounted by type of industries (consolidated)

(Millions of Yen)

	2005		2004	
	Loans and discounts	Risk-monitored loans	Loans and discounts	Risk-monitored loans
Loans by domestic offices (excluding Japan Offshore Market accounts)	2,565,828	94,427	2,928,028	85,169
Manufacturing	372,547	14,949	439,428	26,644
Agriculture, forestry & fisheries	5,629	0	7,752	576
Mining	1,660	—	2,310	—
Construction	109,054	32,739	129,947	9,263
Finance & Insurance	332,072	4,591	399,843	10,069
Wholesale & retail	231,461	635	302,888	8,274
Real estate	541,991	12,873	574,253	16,939
Information & communications	64,173	255	71,279	4,920
Transport	191,147	1,961	244,762	1,774
Electricity, gas, heat supply & water	18,098	43	20,701	80
Services	424,244	25,905	487,565	5,823
Local governments	8,206	—	5,550	—
Others	265,540	573	241,746	803
Loans by overseas offices and Japan offshore market accounts	100,561	5,107	37,523	3,761
Financial Institutions	—	—	—	—
Others	100,561	5,107	37,523	3,761
Total	2,666,389	99,535	2,965,552	88,930

(2) Investment securities

As for investment securities, while investment in government bonds decreased, the Bank increased investment in funds for which higher profitability was expected, including overseas funds. As a result, investment securities increased ¥163.7 billion, to ¥1.1287 trillion. Regarding proprietary equities for limited partnership for investment business, partnerships established upon the Civil Code and silent partnerships similar to limited partnerships for investment business, the Bank and consolidated subsidiaries recorded these in investment securities from the fiscal year under review in accordance with amendments in the Securities and Exchange Act, totaling ¥51.9 billion yen.

The Bank's investment in equities only amounted to ¥1.4 billion on a consolidated basis. Therefore, volatility in stock prices is not likely to affect the Bank materially.

Outstanding balance of securities held (consolidated)

(Millions of Yen)

March 31	2005	2004
Bonds	**610,216**	**798,334**
Government bonds	538,212	728,623
Municipal bonds	5,964	4,234
Corporate bonds	66,039	65,476
Equities	**1,388**	**1,636**
Other securities	**517,045**	**164,993**
Total	**1,128,650**	**964,964**

(3) Deferred tax assets

The balance of deferred tax assets at fiscal year-end increased by ¥1.8 billion on a YOY basis, to ¥14.1 billion. Under accounting standards and with consideration to past performances and the progress made under the Business Revitalization Plan, the Bank calculates the amount of deferred tax assets based on an estimated taxable income for the subsequent fiscal year only. The proportion of deferred tax assets to equity capital was only 2.3%.

(4) Debentures and deposits

The outstanding balance of debentures and deposits at fiscal year-end is shown in the following table. The outstanding balance of debentures decreased as a result of efficient fund-raising, although the Bank's debentures, centering on 2- and 5-year notes, continued to sell well. The balance of liquid deposits decreased by about ¥200.0 billion; however, the amount of total deposits declined only slightly, thanks to a steady increase in the balance of time deposits exclusive to individual telephone banking customers.

Debentures and deposits (consolidated)

(Hundred Millions of Yen)

March 31	2005	2004
Debentures	**8,479**	**10,549**
Deposits	**23,745**	**25,880**
Time deposits	19,849	19,984
Liquid deposits	3,896	5,897

Note: Deposits and time deposits include negotiable certificates of deposits.

(5) Stockholders' equity

Total stockholders' equity balance increased by ¥85.0 billion on a YOY basis, to ¥611.8 billion. There were no changes in capital stock and capital surplus. Retained earnings increased by ¥86.4 billion, to ¥156.8 billion, owing to ¥89.9 billion in net income less ¥3.5 billion in dividends paid to the shareholders of preferred stocks. Unrealized gain on available-for-sale securities decreased by ¥1.5 billion, to ¥1.9 billion, owing mainly to lower prices on foreign currency-denominated bonds.

(6) Capital adequacy ratio (consolidated, domestic standard)

The balance of regulatory capital at fiscal year-end increased by ¥74.0 billion on a YOY basis, to ¥617.2 billion. While Tier I capital increased because of recorded net income, Tier II decreased because of repayment of subordinated debt. The balance of risk-weighted assets decreased by ¥166.8 billion on a YOY basis, to ¥3.3003 trillion, due mainly to decreases in loans. Consequently, the consolidated capital adequacy ratio in accordance to the domestic standard improved by 3.04 percentage points on a YOY basis, to 18.70%. Tier I ratio rose by 3.30 percentage points on a YOY basis, to 18.31%.

4. Consolidated Capital Adequacy Ratio (Domestic Standard)

(Millions of Yen)

March 31			2005	2004
Tier I	Capital		419,781	419,781
	Non-cumulative perpetual preferred stock		272,036	272,036
	Newly issued stock		—	—
	Capital surplus		33,333	33,333
	Retained earnings		150,609	66,724
	Minority interest in consolidated subsidiaries		802	703
	Preferred stock issued overseas		—	—
	Net unrealized losses on available-for-sale securities		—	—
	Paid-in amount on treasury stock		—	—
	Treasury stock		0	0
	Foreign currency translation adjustments		—	—
	Goodwill		—	—
	Amount equal to consolidation adjustments		—	—
	Total	(A)	604,526	520,542
	Step-up preferred stock		—	—
Tier II	Forty-five percent of the difference between fair value and book value in respect of land		—	—
	General reserve for possible loan losses		20,627	21,669
	Subordinated debt		—	1,080
	Total		20,627	22,749
	Tier II capital qualifying as capital	(B)	20,627	22,749
Items deducted		(C)	7,964	146
Capital	(A) + (B) − (C)	(D)	617,188	543,145
Risk-weighted assets	Balance-sheet exposure		3,058,732	3,266,608
	Off-balance-sheet exposure		241,589	200,542
	Total	(E)	3,300,322	3,467,150
Capital adequacy ratio (domestic standard)	$\frac{(D)}{(E)} \times 100$		18.70%	15.66%
Tier I ratio (domestic standard)	$\frac{(A)}{(E)} \times 100$		18.31%	15.01%

Notes: 1. The capital adequacy ratio is calculated using the formula stipulated in a Ministry of Finance Notification based on Article 14-2 of the Banking Law, which follows the provisions of Article 17 of the Long-Term Credit Bank Law. The Bank uses the domestic standard.

2. Items deducted (C) is equivalent to the amount held at other financial institutions for their capital-raising purposes. This amount is not included in the consolidated financial statements.

Consolidated Financial Statements

Consolidated Balance Sheets

Aozora Bank, Ltd. and Consolidated Subsidiaries
March 31, 2005 and 2004

ASSETS	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 1) 2005
Cash and cash equivalents (Note 3)	¥ 171,905	¥ 338,117	$ 1,600,609
Deposits with banks	46,699	46,546	434,818
Call loans and bills bought	100,923	25,431	939,699
Receivables under securities borrowing transactions	195,729	211,821	1,822,431
Commercial paper and monetary claims bought	78,982	90,350	735,409
Trading assets (Notes 4, 11 and 24)	354,706	488,449	3,302,664
Money held in trust	2,385	344	22,209
Investment securities (Notes 5 and 11)	1,128,650	964,964	10,508,851
Loans and bills discounted (Notes 6 and 11)	2,666,389	2,965,552	24,826,722
Foreign exchanges (Note 7)	2,161	1,356	20,130
Other assets (Note 15)	102,531	140,538	954,665
Premises and equipment (Note 8)	28,567	29,048	265,988
Deferred charges	150	153	1,401
Deferred tax assets (Note 22)	14,147	12,323	131,723
Customers' liabilities for acceptances and guarantees (Note 9)	14,690	23,253	136,782
Reserve for possible loan losses (Note 10)	(133,133)	(162,247)	(1,239,609)
TOTAL	¥4,775,486	¥5,176,006	$44,464,492

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 1) 2005
LIABILITIES:			
Debentures (Note 12)	¥ 847,993	¥1,054,973	$ 7,895,653
Deposits (Notes 11 and 13)	2,374,593	2,588,030	22,109,813
Call money and bills sold (Note 11)	372,266	420,042	3,466,167
Payables under repurchase agreements (Note 11)	183,824	131,598	1,711,691
Payables under securities lending transactions (Note 11)	90,471	97,322	842,384
Commercial paper		5,000	
Trading liabilities (Note 4)	88,927	88,529	828,002
Borrowed money (Notes 11 and 14)	47,315	28,015	440,549
Foreign exchanges (Note 7)	2	2	20
Other liabilities (Notes 11 and 15)	125,614	184,557	1,169,592
Liability for employees' retirement benefits (Note 16)	15,460	19,253	143,956
Reserve for credit losses on off-balance-sheet instruments	1,731	7,872	16,117
Acceptances and guarantees (Note 9)	14,690	23,253	136,782
Total liabilities	4,162,891	4,648,453	38,760,626
MINORITY INTERESTS	789	703	7,350
STOCKHOLDERS' EQUITY:			
Capital stock (Note 17):			
Common stock	147,745	147,745	1,375,653
Preferred stock	272,036	272,036	2,532,924
Capital surplus (Note 17)	33,333	33,333	310,367
Retained earnings (Notes 17 and 26)	156,763	70,335	1,459,624
Unrealized gain on available-for-sale securities	1,927	3,398	17,948
Total stockholders' equity	611,805	526,848	5,696,516
TOTAL	¥4,775,486	¥5,176,006	$44,464,492

See notes to consolidated financial statements.

Consolidated Statements of Income

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2004	2005
INCOME:			
Interest on:			
Loans and bills discounted	¥ 54,316	¥ 61,692	$ 505,739
Investment securities	9,982	5,789	92,947
Deposits with banks	501	390	4,669
Other	11,782	12,778	109,711
Fees and commissions	10,878	9,593	101,291
Trading income	5,851	2,865	54,481
Other operating income (Note 18)	26,031	16,748	242,380
Other income (Note 19)	48,721	27,637	453,649
Total income	168,066	137,496	1,564,867
EXPENSES:			
Interest on:			
Debentures	4,122	5,948	38,382
Deposits	8,165	9,092	76,028
Borrowings and repurchase agreements	968	715	9,020
Other	4,436	1,157	41,306
Fees and commissions	843	860	7,855
Trading expenses	47		441
Other operating expenses (Note 20)	3,599	5,286	33,515
General and administrative expenses	46,286	45,201	430,968
Other expenses (Note 21)	9,579	38,101	89,197
Total expenses	78,048	106,364	726,712
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	90,017	31,131	838,155
INCOME TAXES (Note 22):			
Current	706	495	6,575
Deferred	(813)	(80)	(7,571)
Total income taxes	(106)	414	(996)
MINORITY INTERESTS IN NET INCOME	231	186	2,158
NET INCOME	¥ 89,893	¥ 30,530	$ 836,993

	Yen		U.S. Dollars
	2005	2004	2005
PER SHARE OF COMMON STOCK (Notes 2.q and 25):			
Basic net income	¥30.48	¥9.54	$0.28
Diluted net income	21.24	7.21	0.19
Cash dividends of the fourth preferred stock	5.00	5.00	0.04
Cash dividends of the fifth preferred stock	3.72	3.72	0.03
Cash dividends of the common stock	0.89		0.00

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Thousands		Millions of Yen				
	Issued Number of Shares						
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Unrealized Gain (Loss) on Available-for-sale Securities
BALANCE, APRIL 1, 2003	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥ 43,293	¥1,106
Net income						30,530	
Exclusion of consolidated subsidiaries previously included in consolidated accounts						(24)	
Cash dividends on preferred stock						(3,464)	
Net increase (decrease) in unrealized gain on available-for-sale securities							2,292
BALANCE, MARCH 31, 2004	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥ 70,335	¥3,398
Net income						89,893	
Cash dividends on preferred stock						(3,464)	
Net increase (decrease) in unrealized gain on available-for-sale securities							(1,471)
BALANCE, MARCH 31, 2005	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥156,763	¥1,927

	Thousands of U.S. Dollars (Note 1)				
	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Unrealized Gain (Loss) on Available-for-sale Securities
BALANCE, MARCH 31, 2004	$1,375,653	$2,532,925	$310,367	$ 654,891	$31,646
Net income				836,993	
Cash dividends on preferred stock				(32,260)	
Net increase (decrease) in unrealized gain on available-for-sale securities					(13,698)
BALANCE, MARCH 31, 2005	$1,375,653	$2,532,925	$310,367	$1,459,624	$17,948

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2004	2005
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 90,017	¥ 31,131	$ 838,156
Adjustments for:			
Depreciation and amortization	751	1,112	6,997
Amortization of goodwill		107	
Net change in reserve for possible loan losses	(28,596)	(36,798)	(266,266)
Net change in liability for employees' retirement benefits	(3,792)	1,352	(35,309)
Net change in reserve for credit losses on off-balance-sheet instruments	(6,141)	7,268	(57,186)
Interest income	(76,583)	(80,651)	(713,067)
Interest expenses	17,692	16,914	164,736
Gain on (losses) securities sold	(7,803)	1,702	(72,660)
Gain on money held in trust	(67)	(18)	(630)
Net exchange gains (losses)	(246)	10,239	(2,293)
Net change on disposal of premises and equipment	(76)	167	(715)
Net change in trading assets	133,743	43,841	1,245,288
Net change in trading liabilities	397	(52,112)	3,701
Net change in loans and bills discounted	303,610	293,140	2,826,913
Net change in deposits	(217,475)	50,864	(2,024,914)
Net change in debentures	(206,980)	(415,153)	(1,927,188)
Net change in borrowed money (excluding subordinated)	33,300	8,500	310,056
Net change in deposits with banks	1,695	33,812	15,790
Net change in call loans and bills bought and others	(64,123)	1,234	(597,067)
Net change in receivables under securities borrowing transactions	16,092	(46,091)	149,837
Net change in call money and bills sold and others	4,450	(228,052)	41,435
Net change in commercial paper	(5,000)	2,000	(46,555)
Net change in payables under securities lending transactions	(6,850)	97,322	(63,786)
Net change in foreign exchanges (asset)	(806)	1,600	(7,505)
Net change in foreign exchanges (liability)			(5)
Interest received in cash	75,346	83,146	701,547
Interest paid in cash	(13,297)	(19,090)	(123,814)
Other—net	(22,586)	(112,933)	(210,304)
Sub-total	16,668	(304,452)	155,202
Payments of income taxes	(587)	(675)	(5,472)
Net cash provided by (used in) operating activities	16,080	(305,027)	149,730
INVESTING ACTIVITIES:			
Acquisition of investment securities	(3,761,274)	(5,093,878)	(35,021,181)
Proceeds from sale of investment securities	566,730	886,131	5,276,822
Redemption of investment securities	3,084,883	4,583,043	28,723,913
Increase in money held in trust	(104,098)	(59,536)	(969,261)
Decrease in money held in trust	44,892	42,681	417,990
Acquisition of premises and equipment	(1,329)	(2,319)	(12,380)
Proceeds from sale of premises and equipment	1,074	4,181	10,005
Net payment for acquisition of a subsidiary (affecting the scope of consolidation)		(203)	
Proceeds from sale of a subsidiary	4,439		41,332
Net cash provided by (used in) investing activities	(164,682)	360,100	(1,533,360)
FINANCING ACTIVITIES:			
Repayment of subordinated debt	(14,000)	(4,095)	(130,354)
Dividends paid to preferred stock	(3,464)	(3,464)	(32,260)
Dividends paid to the minority stockholders	(145)	(243)	(1,357)
Other		(24)	
Net cash used in financing activities	(17,610)	(7,827)	(163,971)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(166,212)	47,244	(1,547,601)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	338,117	290,872	3,148,210
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	¥ 171,905	¥ 338,117	$ 1,600,609

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Aozora Bank, Ltd. (the "Bank" or the "Parent Company") and its consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2004 financial statements to conform to the classifications used in 2005.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. Japanese yen figures less than a million yen are rounded down to the nearest million yen, except for per share data. As a result, the totals do not necessarily agree with the sum of the individual amounts. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥107.40 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

a. Consolidation—The consolidated financial statements as of March 31, 2005 include the accounts of the Bank and its consolidated subsidiaries, including Aozora Trust Bank, Ltd., Aozora Loan Services Co., Ltd., and 7 other subsidiaries in 2005 and 2004 (together, the "Group").

AZURE Funding is consolidated in the current fiscal year. Aozora Card Co., Ltd. was sold in fiscal 2004 and was eliminated from the scope of consolidation.

Under the control or influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

The consolidated financial statements do not include the accounts of insignificant subsidiaries such as NCM Investments Corporation, because the combined total assets, total income, net income and earned surplus would not have had a material effect on the consolidated financial statements.

Investments in the unconsolidated subsidiaries and certain affiliated companies such as Vietnam International Leasing, Co., Ltd. are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The difference between the cost of an acquisition and the fair value of the net assets of the acquired subsidiaries at the date of acquisition is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash and Cash Equivalents—Cash and Cash equivalents consist of cash on hand and due from the Bank of Japan.

c. Trading Assets/Liabilities—Transactions for trading purposes (for the purpose of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or arbitrage opportunities) are included in "Trading assets" and "Trading liabilities" on a trade date basis. Trading assets and liabilities are stated at fair value.

Profits and losses on transactions for trading purposes are shown as "Trading income" and "Trading expenses" on a trade date basis.

d. Investment Securities—All investment securities are classified and accounted for, depending on management's intent, as follows: (1) trading securities which are held for the purpose of earning capital gains in the near term are stated at fair value, and the related unrealized gains and losses are included in income, (2) held-to-maturity debt securities which are expected to be held to maturity with the positive intent and ability to hold to maturity are stated at amortized cost and (3) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

As for interests in investment limited partnerships, associations under the Civil Code and silent partnerships, the Bank and its consolidated subsidiaries record net assets and net income of these partnerships as assets and profits or losses in proportion to our shares of interests based on their financial statements.

From this fiscal year, the Bank and its consolidated subsidiaries record such interests in "Investment securities", as the Securities and Exchange Law was revised to define these partnership interests as securities (per Act No. 97, June 9, 2004). These interests were recorded in "Other assets" in prior years. As a result, "Investment securities" increased by ¥51,888 million, and "Other assets" decreased by ¥51,888 million.

Securities included in money held in trust on behalf of the Bank are stated at fair value, and the related unrealized gains and losses are included in income.

e. Derivatives and Hedging Activities—Derivatives for purposes other than trading are stated at fair value.

As regards hedging interest rate risk arising from financial assets and liabilities, the Bank uses the deferral method of accounting, in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (the Japanese Institute of Certified Public Accountants ("JICPA") Industry Audit Committee Report No. 24). In addition, "Deferred losses and gains" in the balance sheet at March 31, 2003, related to so-called "macro hedging" are being amortized as interest expense or interest income over 3 years, according to the remaining periods and notional amounts of the hedging instruments. At March 31, 2005, Deferred hedge losses related to previous "macro hedging" were ¥20,018 million and Deferred hedge gains were ¥28,428 million.

As regards hedging foreign exchange rate risk arising from financial assets and liabilities denominated in foreign currencies, the Bank also uses the deferral method of accounting, in accordance with "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No. 25), to currency swap transactions and foreign exchange swap transactions intended to convert funding currency (JPY) to investing currencies (foreign currencies). Also, in order to hedge the foreign exchange rate risk of "Available-for-sale securities" denominated in foreign currencies, except bonds, the Bank specifies the names of securities denominated in foreign currencies in advance, and applies fair value hedging to the specified securities, on the condition that foreign currency denominated liabilities, including forward contracts, exceed the acquisition costs of those securities.

As regards credit derivatives, since the market for credit derivatives, including credit linked notes, was not well developed in Japan prior to April 1, 2003, credit derivatives were booked as non-mark-to-market derivatives in a manner similar to the guarantee of liabilities. However, with the expansion of the credit-derivatives market, valuation by the mark-to-market method is more readily determinable. Therefore, credit derivatives are stated at their market value.

As regards compound financial instruments whose embedded derivative transactions can be treated separately, embedded derivatives have been accounted for in conjunction with host financial assets or liabilities as a whole on an accrual basis until the previous year. From this fiscal year, as an internal management system for separate accounting was established, embedded derivatives are marked to market, separately from host financial assets or liabilities, and valuation gains or losses are recorded in profit or loss in order to present business results and financial condition more properly. As a result, Income before income taxes and minority interests for this fiscal year increased by ¥2,929 million ($27,273 thousand).

f. Premises and Equipment—Premises and equipment are stated at cost. Depreciation of premises and equipment of the Bank and its consolidated domestic subsidiaries is computed by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings. The range of useful lives is principally 50 years for buildings and from 5 to 15 years for other premises and equipment.

g. Software—Costs of software developed or obtained for internal use are depreciated over the estimated useful lives of the software (principally 5 years).

h. Deferred Charges—Discounts on debentures are amortized by the straight-line method over the terms of the debentures. Debenture issuance expenses are amortized by the straight-line method over the shorter of the terms of the debentures or the 3-year period stipulated in Enforcement Regulations of the Japanese Commercial Code.

i. Write-off of Loans and Reserve for Possible Loan Losses—Loans to borrowers under legal proceedings, such as bankruptcy, are written off by the amount of the loans exceed the estimated realizable value of collateral and guarantees. The amounts written off in the current fiscal year amounted to ¥9,250 million ($86,127 thousand) and

¥8,489 million for the years ended March 31, 2005 and 2004, respectively.

For loans to borrowers not yet bankrupt but likely to fall into bankruptcy, the necessary specific reserve amounts are provided for through an overall assessment of the borrowers' ability to pay, after subtracting from the loan balance the amount collectible on disposal of collateral or execution of guarantees. As to other loans, the Bank provides a general reserve by applying the historical loan-loss ratio determined over a certain period. An allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

All loans are subject to asset quality assessment conducted by the asset assessment division with the cooperation of the business-related divisions, in accordance with the Self-Assessment Standards, before the write-offs and reserves amount are finally determined.

As to general loans, consolidated subsidiaries provide for a necessary reserve by applying the appropriate historical loan-loss ratio. For doubtful loans, consolidated subsidiaries provide a specific reserve based on the individual loan's assessment.

j. Liability for Employees' Retirement Benefits—The Group accounts for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. Prior service cost is amortized using the straight-line method. Net actuarial gain (loss) is amortized using the straight-line method commencing from the next fiscal year after incurrence.

In accordance with the enactment of the Defined Benefit Enterprise Pension Plan Law, the Bank received an approval from the Minister of Health, Labor and Welfare for the return of past retirement benefit obligations with respect to the substitutional portion of the Employees' Pension Fund of Japanese Government on January 1, 2005. The Bank derecognized the past retirement benefit obligations and related plan assets and recognized a gain of ¥4,492 million ($41,831 thousand), recorded as Other Income for the year ended March 31, 2005.

k. Reserve for Credit Losses on Off-balance-sheet Instruments—A reserve for credit losses on off-balance-sheet instruments is provided for credit losses on commitments to extend loans and other off-balance-sheet financial instruments based on an estimated loss ratio or individually estimated loss amount determined by the same methodology used in determining the reserve for loan losses.

l. Other Reserves—Other reserves include the reserve for securities transaction liabilities. The reserve for securities transaction liabilities is required to be provided under the Securities and Exchange Law of Japan. As other reserves are immaterial amounts, they are included in Other liabilities.

m. Lease Transactions—All leases of the Bank and its domestic consolidated subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements.

n. Income Taxes—Deferred income taxes are recorded to reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of deferred tax assets where it is considered more likely than not that it will not be realized.

o. Foreign Currency Items—Assets and liabilities denominated in foreign currencies held by the Bank at the year end are translated into Japanese yen at exchange rates prevailing at the end of the fiscal year except for equity securities of affiliated companies which are translated at historical rates.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the fiscal year end of each company.

p. Dividends—Dividends are generally paid semiannually. Interim and year-end dividends are authorized subsequent to the end of the period to which they are related, and are reflected in the consolidated statements of stockholders' equity when duly declared and authorized.

Dividends amounting to ¥0.89 per share were proposed for stockholders of common stock for the years ended March 31, 2005.

q. Per Share Information—Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the preferred stock at the beginning of the year with an applicable adjustment for related dividends to preferred stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

r. New Accounting Pronouncements—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Bank expects to adopt these pronouncements as of April 1, 2005 and is currently in the process of assessing the effect of adoption of these pronouncements.

3. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Cash on hand	¥ 21,958	¥ 16,176	$ 204,451
Due from the Bank of Japan	149,947	321,941	1,396,158
Total	¥171,905	¥338,117	$1,600,609

4. Trading Assets and Liabilities

Trading assets and liabilities as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Trading assets:			
Trading securities	¥ 2	¥ 66,234	$ 23
Derivatives of trading securities	7		65
Derivatives of securities held to hedge trading transactions	25	1	237
Derivatives of trading transactions	88,201	86,003	821,244
Other	266,469	336,209	2,481,095
Total	¥354,706	¥488,449	$3,302,664
Trading liabilities:			
Trading securities sold short		¥ 6,848	
Derivatives of trading securities	¥ 4	3	$ 41
Derivatives of securities held to hedge trading transactions	155	5	1,452
Derivatives of trading transactions	88,767	81,673	826,509
Total	¥ 88,927	¥ 88,529	$ 828,002

5. Investment Securities

Investment securities as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Japanese national government bonds	¥ 538,212	¥728,623	$ 5,011,292
Japanese local government bonds	5,964	4,234	55,535
Japanese corporate bonds	66,039	65,476	614,892
Japanese stocks	1,388	1,636	12,929
Other	517,045	164,993	4,814,203
Total	¥1,128,650	¥964,964	$10,508,851

The carrying amounts and aggregate fair values of investment securities with readily determinable fair values as of March 31, 2005 were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥538,144	¥ 136	¥ 98	¥538,182
Japanese local government bonds	5,401	89	2	5,488
Japanese corporate bonds	12,808	176	5	12,979
Other*	280,514	5,478	2,524	283,468
Held-to-maturity				
Japanese national government bonds	29			30
Total	¥836,899	¥5,881	¥2,630	¥840,150

	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	$5,010,657	$ 1,270	$ 914	$5,011,014
Japanese local government bonds	50,296	831	22	51,105
Japanese corporate bonds	119,260	1,646	53	120,853
Other*	2,611,870	51,009	23,506	2,639,372
Held-to-maturity				
Japanese national government bonds	279	3		282
Total	$7,792,362	$54,759	$24,495	$7,822,626

The carrying amounts and aggregate fair values of investment securities with readily determinable fair values as of March 31, 2004 were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥728,860	¥ 42	¥290	¥728,612
Japanese local government bonds	3,700	58	34	3,724
Japanese corporate bonds	30,337	622	80	30,879
Japanese stocks	3	31		35
Other*	51,296	5,501	120	56,676
Held-to-maturity				
Japanese national government bonds	10			10
Total	¥814,206	¥6,257	¥526	¥819,939

* Other includes investments in partnership and others which were reported at fair value.

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2005 and 2004, were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Available-for-sale:			
Japanese local government bonds	¥ 475	¥ 509	$ 4,430
Japanese corporate bonds	53,059	34,596	494,039
Japanese stocks	1,330	1,559	12,391
Claims on loan trust	9,200	6,793	85,670
Investment in partnership	44,065		410,297
Other	122,576	108,503	1,141,304
Total	¥230,709	¥151,963	$2,148,131

Proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales for the years ended March 31, 2005 and 2004, were as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Proceeds from sales	¥569,325	¥887,557	$5,300,986
Gross realized gains	6,314	2,897	58,798
Gross realized losses	1,304	4,589	12,144

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity as of March 31, 2005, were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
March 31, 2005	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
Due in one year or less	¥430,264		$4,006,185	
Due after one year through five years	218,767	¥29	2,036,940	$279
Due after five years through ten years	51,510		479,613	
Due after ten years	226,027		2,104,541	
Total	¥926,569	¥29	$8,627,279	$279

The carrying values and valuation gain recognized in the consolidated statements of income for trading securities as of March 31, 2005 and 2004, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Trading securities:			
Carrying value	¥328,109	¥402,444	$3,055,028
Valuation gain (loss) included in income (loss) before income taxes	3,429	(500)	31,932

The above trading securities include negotiable certificates of deposits and commercial paper which were classified as trading assets.

6. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Bills discounted	¥ 6,181	¥ 6,310	$ 57,555
Loans on notes	291,925	416,967	2,718,112
Loans on deeds	2,176,465	2,359,561	20,265,046
Overdrafts	191,817	182,713	1,786,009
Total	¥2,666,389	¥2,965,552	$24,826,722

"Loans to bankrupt borrowers" are loans to borrowers who are legally bankrupt and amounted to ¥2,367 million ($22,040 thousand) and ¥11,517 million as of March 31, 2005 and 2004, respectively. "Past due loans" are non-accrual loans except for loans to bankrupt borrowers and loans to borrowers for which concessions on payments of interests were made in order to assist the reorganization of borrowers and amounted to ¥88,264 million ($821,826 thousand) and ¥66,038 million as of March 31, 2005 and 2004, respectively.

"Loans over due for three months or more" are those loans for which principal or interest remains unpaid for at least three months, excluding loans to bankrupt companies and past due loans and amounted to ¥46 million ($435 thousand) and nil as of March 31, 2005 and 2004, respectively.

"Restructured loans" are loans, excluding loans to bankrupt borrowers, past due and/or overdue for three months or more, for which concessions are made in the borrower's favor on interest or principal payment or to waive claims for the purpose of assisting in the reconstruction of insolvent borrowers and amounted to ¥8,857 million ($82,469 thousand) and ¥11,374 million as of March 31, 2005 and 2004, respectively.

The amounts referred to above are the amounts before bad debts are written off and specific reserves for possible loan losses are provided.

Overdraft contracts and contracts for loan commitments are those by which consolidated subsidiaries are bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥362,407 million ($3,374,368 thousand) and ¥349,720 million as of March 31, 2005 and 2004, respectively. ¥272,305 million ($2,535,437 thousand) and ¥300,891 million of these amounts relate to contracts with original contractual terms of one year or less as of March 31, 2005 and 2004, respectively.

The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥100,000 million ($931,099 thousand) and ¥100,000 million for the years ended March 31, 2005 and 2004, respectively, with the subordinated certificates retained by the Bank totaling ¥34,603 million ($322,195 thousand) and ¥34,400 million as of March 31, 2005 and 2004, respectively, recorded as loans.

7. Foreign Exchanges

Foreign exchanges as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Assets:			
Due from foreign banks	¥2,161	¥1,355	$20,130
Total	¥2,161	¥1,355	$20,130
Liabilities:			
Due to foreign banks	¥ 2	¥ 2	$ 20
Total	¥ 2	¥ 2	$ 20

8. Premises and Equipment

Accumulated depreciation amounted to ¥22,183 million ($206,548 thousand) and ¥22,370 million as of March 31, 2005 and 2004, respectively.

9. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets representing the Bank's right of indemnity from customers.

10. Reserve for Possible Loan Losses

A reserve for possible loan losses as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
General reserve	¥ 95,927	¥127,623	$ 893,178
Specific reserve	36,523	33,960	340,070
Reserve for loans to restructuring countries	683	663	6,361
Total	¥133,133	¥162,247	$1,239,609

11. Collateral

The carrying amounts of assets pledged as collateral and the collateralized debt as of March 31, 2005 and 2004, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Assets:			
Investment securities	¥277,055	¥290,970	$ 2,579,661
Loans and bills discounted	382,340	334,885	3,559,964
Trading assets	133,605	207,644	1,244,003
Total	¥793,001	¥833,501	$7,383,628
Debts:			
Deposits	¥ 30,000	¥ 30,000	$ 279,330
Borrowed money	100	100	931
Call money and bills sold	153,400	228,500	1,428,306
Payables under repurchase agreements	183,824	131,598	1,711,591
Payables under securities lending transactions	72,756	65,006	677,433
Total	¥440,081	¥455,204	$4,097,591

In addition, the following assets were pledged or deposited as margin money with respect to foreign exchange settlements and derivatives as of March 31, 2005 and 2004:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Investment securities	¥127,940	¥128,333	$1,191,254
Total	¥127,940	¥128,333	$1,191,254

12. Debentures

Debentures as of March 31, 2005 and 2004, consisted of the following:

March 31, 2005	Millions of Yen	Thousands of U.S. Dollars	Interest Rates
One-year discount debentures	¥ 40,861	$ 380,461	0.03%–0.06%
One-year coupon debentures	26,900	250,465	0.10%–0.20%
Two-year coupon debentures	465,700	4,336,127	0.15%–1.10%
Three-year coupon debentures	39,850	371,043	0.20%–1.20%
Five-year coupon debentures	274,681	2,557,557	0.10%–1.80%
Total	¥847,993	$7,895,653	

March 31, 2004	Millions of Yen		Interest Rates
One-year discount debentures	¥ 51,241		0.04%–0.08%
One-year coupon debentures	261,550		0.10%–0.90%
Two-year coupon debentures	410,300		0.15%–1.10%
Three-year coupon debentures	100,650		0.20%–1.25%
Five-year coupon debentures	231,231		0.10%–2.50%
Total	¥1,054,973		

13. Deposits

Deposits as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Current deposits	¥ 44,002	¥ 108,014	$ 409,705
Ordinary deposits	297,588	434,930	2,770,847
Deposits at notice	13,088	23,401	121,870
Time deposits	1,469,497	1,450,231	13,682,469
Negotiable certificates of deposit	515,480	548,120	4,799,628
Other	34,936	23,332	325,294
Total	¥2,374,593	¥2,588,030	$22,109,813

14. Borrowed Money

The weighted averaged annual interest rates applicable to borrowed money were 1.12% and 2.14% as of March 31, 2005 and 2004, respectively.

Borrowed money includes subordinated borrowings, which were ¥5,400 million ($50,279 thousand) and ¥19,400 million as of March 31, 2005 and 2004, respectively.

Annual maturities of borrowed money as of March 31, 2005, for the next five years and thereafter were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 5,400	$ 50,279
2007	500	4,655
2008	1,100	10,242
2009	1,015	9,451
2010	11,000	102,421
2011 and thereafter	28,300	263,501
Total	¥47,315	$440,549

15. Other Assets and Liabilities

Other assets and liabilities as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Other assets:			
Accrued income	¥ 5,634	¥ 4,775	$ 52,465
Investments in partnership	4,751	39,245	44,241
Derivative financial instruments	40,330	35,487	375,514
Financial stabilization fund	32,628	32,628	303,799
Other	19,186	28,421	178,646
Total	¥102,531	¥140,538	$ 954,665
Other liabilities:			
Accrued expenses	¥ 15,636	¥ 11,018	$ 145,592
Borrowed bond trading		69,497	
Derivatives other than for trading	14,430	14,083	134,366
Deferred gains on hedging instruments	9,569	15,980	89,100
Matured debentures	23,652	28,332	220,226
Other	62,325	45,645	580,308
Total	¥125,614	¥184,557	$1,169,592

16. Liability for Employees' Retirement Benefits

The Bank has employees' retirement benefits plans. Such retirement benefits are made in the form of a lump-sum severance payment from the Bank and annuity payments from trustees.

The liability for employees' retirement benefits plans as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Projected benefit obligation	¥ 38,860	¥ 40,859	$ 361,829
Fair value of plan assets	(16,751)	(18,839)	(155,969)
Unrecognized prior service cost	1,321	3,066	12,300
Unrecognized actuarial gain	(7,969)	(5,832)	(74,204)
Net liability	¥ 15,460	¥ 19,253	$ 143,956

The components of net periodic benefit costs of the employees' retirement benefits plans for the years ended March 31, 2005 and 2004, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Service cost	¥1,216	¥1,405	$11,328
Interest cost	931	933	8,676
Expected return on plan assets	(323)	(476)	(3,010)
Amortization of prior service cost	(299)	(297)	(2,787)
Recognized actuarial loss	1,790	2,240	16,673
Net periodic retirement benefit costs	¥3,316	¥3,806	$30,880

Assumptions used for the years ended March 31, 2005 and 2004 were as follows:

	2005	2004
Discount rate	1.9%	2.4%
Expected rate of return on plan assets		
Approved retirement annuities	0.2%	0.5%
Fund of welfare pension	2.0%	3.5%
Amortization period of prior service cost	9–12 years as average remaining service period	9–12 years as average remaining service period
Recognition period of actuarial gain/loss	5 years or average remaining service period if less than 5 years	5 years or average remaining service period if less than 5 years

17. Stockholders' Equity

(1) Capital Stock and Capital Surplus

The authorized number of shares as of March 31, 2005 was 5,189 million shares of common stock and 943 million shares of non-voting, non-cumulative preferred stock. The number of treasury stock as of March 31, 2005, was 705 shares.

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing stockholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the stockholders' accounts.

The Code permits the transfer of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits the transfer of unappropriated retained earnings, available for dividends, to stated capital by resolution of the stockholders.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by a resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general stockholders meeting.

Preferred stock as of March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Preferred stock—authorized, 78,144 thousand shares; issued and outstanding, 48,144 thousand shares of fourth preferred stock	¥ 12,036	¥ 12,036	$ 112,067
Preferred stock—authorized, 867,000 thousand shares; issued and outstanding, 866,667 thousand shares of fifth preferred stock	260,000	260,000	2,420,857
Total	¥272,036	¥272,036	$2,532,924

(2) Retained Earnings

Under the Bank Law of Japan, an amount equivalent to at least 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the common stock may be available for dividends by resolution of the stockholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to common stock by resolution of the Board of Directors.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥110,738 million ($1,031,080 thousand) as of March 31, 2005, based on the amount recorded in the Parent Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the stockholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

18. Other Operating Income

Other operating income for the years ended March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Other operating income:			
Gain on sales of bonds	¥ 5,603	¥ 2,880	$ 52,173
Gains on foreign exchange transactions	2,832	2,347	26,372
Gain on derivatives		4,999	
Other	17,595	6,522	163,835
Total	¥26,031	¥16,748	$242,380

19. Other Income

Other income for the years ended March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Gain on sales of stocks and other securities	¥ 711	¥ 17	$ 6,625
Reversal of reserve for possible loan losses	25,115	22,672	233,855
Reversal of reserve for credit losses on off-balance-sheet instruments	6,141		57,186
Other	16,752	4,946	155,983
Total	¥48,721	¥27,637	$453,649

20. Other Operating Expenses

Other operating expenses for the years ended March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Other operating expenses:			
Amortization of debenture issuance costs	¥ 190	¥ 225	$ 1,775
Loss on sales of bonds	1,304	4,586	12,144
Loss on derivatives	208		1,937
Other	1,896	474	17,659
Total	¥3,599	¥5,286	$33,515

21. Other Expenses

Other expenses for the years ended March 31, 2005 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Provision for reserve for credit losses on off-balance-sheet instruments		¥ 7,268	
Write-off of claims	¥5,226	8,737	$48,664
Loss on sales of stocks and other securities		2	
Loss on write-down of stocks	2	10	24
Loss on disposal of premises and equipment	62	165	585
Other	4,287	21,915	39,924
Total	¥9,579	¥38,101	$89,197

22. Income Taxes

The Bank and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% and 43.7% for the years ended March 31, 2005 and 2004, respectively.

The Group files a tax return under the consolidated corporate-tax system from the fiscal year ended March 31,2004, which allows companies to base tax payments on the combined profits or losses of the parent company and its wholly owned domestic subsidiaries.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities as of March 31, 2005 and 2004, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Deferred tax assets:			
Tax loss carryforwards	¥ 90,846	¥ 269,103	$ 845,873
Loss on devaluation of securities		23	
Reserve for possible loan losses	51,986	49,867	484,044
Other	26,101	26,832	243,030
Less valuation allowance	(153,464)	(331,169)	(1,428,910)
Total	15,469	14,656	144,037
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	(1,322)	(2,332)	(12,314)
Net deferred tax assets	¥ 14,147	¥ 12,323	$ 131,723

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2005 and 2004, is as follows:

	2005	2004
Normal effective statutory tax rate	40.6%	43.7%
Expenses not deductible for income tax purposes	(0.2)	(0.1)
Valuation allowance	(39.0)	(44.7)
Other—net	(1.5)	2.4
Actual effective tax rate	(0.1)%	1.3%

As of March 31, 2005, the Bank and a consolidated subsidiary have tax loss carryforwards which are available to be offset against taxable income in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 59,980	$ 558,475
2010	61,358	571,313
2011	101,926	949,038
Total	¥223,265	$2,078,826

23. Lease Transactions

The Bank and consolidated subsidiaries lease certain equipment and other assets.

Lease payments under finance leases were ¥1,290 million ($12,012 thousand) and ¥1,055 million for the years ended March 31, 2005 and 2004, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004, was as follows:

Year Ended March 31, 2005

	Millions of Yen			Thousands of U.S. Dollars		
	Equipment	Other	Total	Equipment	Other	Total
Acquisition cost	¥5,320	¥690	¥6,010	$49,535	$6,425	$55,960
Accumulated depreciation	2,482	180	2,662	23,112	1,683	24,795
Net leased property	¥2,837	¥509	¥3,347	$26,423	$4,742	$31,165

Year Ended March 31, 2004

	Millions of Yen		
	Equipment	Other	Total
Acquisition cost	¥4,458	¥11	¥4,469
Accumulated depreciation	2,511	10	2,521
Net leased property	¥1,946	¥ 1	¥1,948

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Due within one year	¥1,277	¥ 808	$11,891
Due after one year	2,078	1,140	19,355
Total	¥3,355	¥1,948	$31,246

Depreciation expense under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Depreciation expense	¥1,290	¥1,056	$12,012

Depreciation expense is calculated using the straight-line method with zero residual value.

The amounts of acquisition cost, obligations and depreciation expense includes interest expense, due to its immateriality.

The minimum rental commitments under noncancelable operating leases as of March 31, 2005 and 2004, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Due within one year	¥10	¥7	$ 96
Due after one year			6
Total	¥10	¥7	$102

24. Derivatives

a. Derivatives Transactions

Derivative financial instruments dealt

Derivatives involve interest rate-related transactions (such as interest rate futures, interest rate options and interest rate swaps), currency related transactions (such as currency swaps, foreign exchange forward contracts and currency options), stock and bond-related futures and options, and credit derivatives.

Policy and purpose to use derivatives

Derivative activities are significant to business operations. The Bank has been using derivatives actively, while controlling the various risks of derivatives, such as market and credit risks. The purpose of our use of derivatives is to offer customers products to hedge market risks such as interest rate risk and foreign exchange risk and to take proprietary trading positions by exploiting short-term fluctuations and differences among markets in interest rates, foreign exchange rates, securities prices and other factors. In order to stabilize and maximize earnings, the Bank also uses derivatives in ALM operations, helping to maintain interest rate risk and other risks of on-balance-sheet assets and liabilities at an appropriate level.

As regards hedging activities to control interest rate risk arising from financial assets and liabilities, the Bank uses the deferral method of hedge accounting, in accordance with the main rules of JICPA Industry Audit Committee Report No. 24. The effectiveness of hedging for the purpose of offsetting market fluctuation is assessed as follows; the Bank specifies the items to be hedged such as deposits or loans and the hedging instruments to be used such as interest rate swaps and divides them into groups by remaining periods to maturity, and evaluates the hedging effectiveness within each of the groups.

Risk associated with derivatives

The two most significant derivatives-related risks are market and credit risks. Market risk can result in loss due to the volatility of factors such as interest rates and foreign exchange rates. Credit risk occurs when the counter-parties to a transaction fail to fulfill their obligations under a contract.

Risk control system for derivatives

The Bank strives to develop and maintain a proper risk control system to avert unexpected losses and to pursue reliable

and sound business operations whereby the Bank takes risks commensurate with its financial strength to earn profits.

The Bank's basic philosophy of risk control is documented in "Master Policy for Risk Management". The Board of Directors establishes a basic framework of risk control, and within that framework responsible divisions control various risks, including market risk and credit risk. In addition, the Risk Management Division oversees the risk control system of the Bank as a whole, promotes the development of the system, measures and controls risks in a comprehensive manner. The Internal Audit Division audits the appropriateness and effectiveness of the risk control system. The Board of Directors is informed about the risks by the responsible divisions and uses this information for management decisions in order to maintain and improve the risk control system.

For market risk, the maximum estimated loss is calculated on a daily basis using the value-at-risk method and the result is monitored based on specified limits. If an actual loss exceeds a maximum estimate, causal analysis is conducted. During the 245 business days from April 2004 to March 2005 and the 248 business days from April 2003 to March 2004, the actual value-at-risk figure in trading operations at the head office were estimated as follows:

Value-at-risk

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Maximum	¥234	¥189	$2,183
Minimum	65	49	608
Average	134	113	1,243

As to credit risk, the exposure is calculated by the current exposure method, the sum of the replacement cost and the potential cost in connection with expected changes in market conditions, and is controlled together with credit risk related to on-balance-sheet transactions such as lending. These risks are managed in line with internal regulations. Credit risk equivalent amounts for capital adequacy ratio calculation purposes (based on a standard for domestic operations) as of March 31, 2005 and 2004, were estimated as follows:

Credit risk equivalent amount

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Currency related transactions	¥ 51,115	¥ 44,559	$ 475,936
Interest rate related transactions	153,240	122,407	1,426,818
Credit derivatives	41,684	19,339	388,119
Netting effect	(102,199)	(81,593)	(951,576)
Total	¥ 143,840	¥104,711	$1,339,297

Supplementation to market-value calculation

OTC derivatives in the trading account are valued in accordance with internal rules established in line with the Long-term Credit Bank Law Enforcement Regulations.

b. Fair Value of Derivatives Transactions

The Bank and consolidated subsidiaries had the following derivatives contracts, which were quoted on listed exchanges, outstanding as of March 31, 2005 and 2004:

	Millions of Yen		Thousands of U.S. Dollars	
March 31, 2005	Contract or Notional Amount	Fair Value	Contract or Notional Amount	Fair Value
Interest rate contracts:				
Futures written	¥ 56,526	¥ (48)	$526,320	$ (452)
Futures purchased	37,397	39	348,203	369
Options written	53,700	0	500,000	3
Options purchased	53,700	1	500,000	16
Bonds contracts:				
Futures written	9,885	(90)	92,046	(846)
Futures purchased	4,742	26	44,161	247
Futures options written	3,000	4	27,933	39
Futures options purchased	2,000	7	18,622	65
Equity contracts:				
Futures index written	754	(1)	7,021	(12)
Futures index purchased	1,818	(15)	16,928	(140)
Options index written	8,125	109	75,652	1,022
Options index purchased	830	3	7,728	35
March 31, 2004				
Interest rate contracts:				
Futures written	¥275,601	¥(221)		
Futures purchased	273,102	302		
Bonds contracts:				
Futures written	2,914	(74)		
Futures purchased	19,044	7		

The Bank and consolidated subsidiaries had the following derivatives contracts, which were not quoted on listed exchanges, outstanding as of March 31, 2005 and 2004:

	Millions of Yen		Thousands of U.S. Dollars	
March 31, 2005	Contract or Notional Amount	Fair Value	Contract or Notional Amount	Fair Value
Interest rate contracts:				
Interest rate swaps:				
Receive fixed and pay floating	¥11,058,909	¥119,734	$102,969,365	$1,114,849
Receive floating and pay fixed	11,013,258	(98,984)	102,544,304	(921,641)
Receive floating and pay floating	260,303	156	2,423,681	1,454
Other written	126,627	(136)	1,179,029	(1,268)
Other purchased	45,055	221	419,507	2,061
Foreign exchange:				
Currency swaps	686,076	501	6,388,051	4,668
Forward exchange contracts written	216,176	(1,715)	2,012,820	(15,974)
Forward exchange contracts purchased	286,748	1,167	2,669,910	10,868
Options written	255,283	7,721	2,376,938	71,894
Options purchased	286,553	9,717	2,668,095	90,476
Credit derivatives				
Written	268,272	2,786	2,497,877	25,945
Purchased	294,665	(1,413)	2,743,622	(13,160)
March 31, 2004				
Interest rate contracts:				
Interest rate swaps:				
Receive fixed and pay floating	¥ 9,422,587	¥115,752		
Receive floating and pay fixed	9,266,196	(97,519)		
Receive floating and pay floating	29,710	(45)		
Other written	89,798	(102)		
Other purchased	55,147	674		
Foreign exchange:				
Currency swaps	308,713	199		
Forward exchange contracts written	268,420	6,572		
Forward exchange contracts purchased	441,850	(6,527)		
Options written	142,191	4,387		
Options purchased	154,747	6,869		
Credit derivatives:				
Written	137,347	2,825		
Purchased	81,395	(570)		

Derivatives which qualify for hedge accounting are not included in the above tables.

The contracts or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the exposure of the Bank and consolidated subsidiaries to credit or market risk.

Derivative transactions for trading purposes are stated at fair value in the accompanying consolidated financial statements.

25. Per Share of Common Stock

The reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005 and 2004, is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended March 31, 2005	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common stockholders	¥86,428	2,834,870	¥30.48	$0.28
Effect of dilutive securities—Preferred stocks	3,464	1,396,276		
Diluted EPS—Net income for computation	¥89,893	4,231,146	¥21.24	$0.19
Year Ended March 31, 2004				
Basic EPS—Net income available to common stockholders	¥27,066	2,834,870	¥9.54	
Effect of dilutive securities—Preferred stocks	3,464	1,396,276		
Diluted EPS—Net income for computation	¥30,530	4,231,146	¥7.21	

26. Subsequent Events

1. Appropriation of Retained Earnings

The following appropriation of retained earnings as of March 31, 2005 was approved at the ordinary stockholders meeting held on June 23, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Appropriations—Legal reserve	¥1,197	$11,150
Year-end dividends:		
The fourth preferred, ¥5 ($0.04) per share	240	2,241
The fifth preferred, ¥3.72 ($0.03) per share	3,224	30,019
The common stock, ¥0.89 ($0.00) per share	2,523	23,492
Total	¥7,185	$66,902

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

To the Board of Directors and Stockholders of
Aozora Bank, Ltd.:

We have audited the accompanying consolidated balance sheets of Aozora Bank, Ltd. and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aozora Bank, Ltd. and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2.e, the Company has changed the accounting for compound financial instruments. Embedded derivatives had been accounted for within the host financial assets or liabilities as a whole on an accrual basis until the previous year. From this fiscal year, embedded derivatives are marked-to-market separately from host financial assets or liabilities.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 23, 2005

Member of
Deloitte Touche Tohmatsu

Consolidated Financial Data

Income Analysis

Interest-Earning Assets and Interest-Bearing Liabilities

Years Ended March 31

(Millions of Yen, %)

	Average balance			Interest income/expense			Return/rates		
	2005	2004	Change	2005	2004	Change	2005	2004	Change
Balance of interest-earning assets	4,300,350	4,817,059	(516,709)	76,583	80,651	(4,068)	1.78	1.67	0.11
Loans and bills discounted	2,783,452	3,187,965	(404,513)	54,286	61,654	(7,368)	1.95	1.93	0.02
Securities	1,097,806	1,189,070	(91,264)	9,982	5,789	4,193	0.90	0.48	0.42
Call loans and bills bought	65,286	103,994	(38,708)	30	37	(7)	0.04	0.03	0.01
Receivables under resale agreements	—	240	(240)	—	0	(0)	—	0.01	(0.01)
Receivables under securities borrowing transactions	253,487	194,910	58,577	63	61	2	0.02	0.03	(0.01)
Cash and due from banks	29,763	33,911	(4,148)	501	390	111	1.68	1.15	0.53
Balance of interest-bearing liabilities	4,099,008	4,553,795	(454,787)	17,688	16,914	774	0.43	0.37	0.06
Debentures	924,969	1,155,711	(230,742)	4,122	5,948	(1,826)	0.44	0.51	(0.07)
Deposits	1,897,171	2,032,486	(135,315)	7,982	8,778	(796)	0.42	0.43	(0.01)
Negotiable certificates of deposit	544,734	593,344	(48,610)	183	314	(131)	0.03	0.05	(0.02)
Borrowed money	30,114	21,720	8,394	331	492	(161)	1.10	2.26	(1.16)
Commercial paper	54	218	(164)	0	0	(0)	0.07	0.07	0.00
Call money and bills sold	456,717	579,872	(123,155)	636	223	413	0.13	0.03	0.10
Payables under repurchase agreements	150,181	143,430	6,751	441	13	428	0.29	0.00	0.29
Payables under securities lending transactions	94,457	23,478	70,979	840	36	804	0.88	0.15	0.73

Fees and Commissions

Years Ended March 31

(Millions of Yen)

	2005	2004	Change
Net fees and commissions	10,035	8,732	1,303
Fees and commissions received	10,878	9,593	1,285
Debentures, deposits and loan operations	5,892	5,961	(69)
Foreign exchange operations	190	178	12
Securities-related operations	1,611	720	891
Agency services	784	957	(173)
Safekeeping and safe deposit box services	8	10	(2)
Guarantee operations	140	188	(48)
Fees and commissions paid	843	860	(17)
Foreign exchange operations	92	108	(16)

Trading Revenues

Years Ended March 31

(Millions of Yen)

	2005	2004	Change
Net trading revenues	5,803	2,865	2,938
Trading profits	5,851	2,865	2,986
Gains on trading securities	188	114	74
Gains on securities related to trading transactions	—	434	(434)
Gains on trading-related financial derivatives	5,492	1,921	3,571
Others	170	395	(225)
Trading losses	47	—	47
Losses on trading securities	—	—	—
Losses on securities related to trading transactions	47	—	47
Losses on trading-related financial derivatives	—	—	—
Others	—	—	—

Other Operating Income

Years Ended March 31

(Millions of Yen)

	2005	2004	Change
Net other operating income	22,432	11,462	10,970
Gains (losses) on foreign exchange transactions	2,832	2,347	485
Gains (losses) on bonds	4,311	(1,706)	6,017
Others	15,288	10,821	4,467

Non-Consolidated Business Results

Non-Consolidated Financial Highlights [Five-Year Summary]

Years Ended March 31

(Millions of Yen)

	2005	2004	2003	2002	2001
Operating income	113,816	105,335	101,633	100,984	270,720
Operating profits	43,733	7,309	7,437	13,706	98,971
Net income	86,859	31,854	22,875	18,563	99,690
Capital stock	419,781	419,781	419,781	419,781	419,781
Number of outstanding shares (in thousands)					
Common stock	2,834,870	2,834,870	2,834,870	2,834,870	2,834,870
The 2nd preferred stock					—
The 3rd preferred stock					—
The 4th preferred stock	48,144	48,144	48,144	48,144	48,144
The 5th preferred stock	866,667	866,667	866,667	866,667	866,667
Total stockholders' equity	609,524	527,582	496,918	476,166	459,690
Total assets	4,784,328	5,188,071	5,895,314	5,687,366	6,174,922
Debentures	851,993	1,058,973	1,473,126	1,470,193	2,472,528
Deposits	2,389,471	2,607,081	2,556,905	2,177,240	1,778,939
Loans and bills discounted	2,605,381	2,969,770	3,271,087	3,304,379	3,092,049
Securities	1,234,662	971,763	1,356,754	1,060,690	727,758
Total stockholders' equity per share (yen)	114.80	85.89	75.08	67.76	61.94
Dividends per share (yen)					
Common stock	0.89	—	—	—	—
The 2nd preferred stock					—
The 3rd preferred stock					—
The 4th preferred stock	5.00	5.00	5.00	5.00	5.00
The 5th preferred stock	3.72	3.72	3.72	3.72	1.86
(Interim dividends per share (yen))					
(Common stock)	(—)	(—)	(—)	(—)	(—)
(The 2nd preferred stock)					(—)
(The 3rd preferred stock)					(—)
(The 4th preferred stock)	(—)	(—)	(—)	(—)	(—)
(The 5th preferred stock)	(—)	(—)	(—)	(—)	(—)
Basic net income per share (yen)	29.41	10.01	6.84	5.32	36.31
Diluted net income per share (yen)	20.52	7.52	5.40	4.90	29.81
Dividend payout ratio (%)	3.03	—	—	—	—
Capital adequacy ratio (domestic standard) (%)	18.77	15.65	13.26	14.00	15.10
Number of employees	1,384	1,345	1,370	1,376	1,438

Notes: 1. Up to and including the fiscal year ended March 31, 2002, total stockholders' equity per share was calculated by dividing total stockholders' equity at the fiscal year-end, less the product of the number of preferred shares issued and outstanding at the fiscal year-end and the issue price, by the number of common shares issued and outstanding at the fiscal year-end (excluding treasury stock in the fiscal year ended March 31, 2002).

2. Up to and including the fiscal year ended March 31, 2002, basic net income per share was calculated by dividing net income, less total dividends on preferred shares for the fiscal year ended March 31, 2002, by the average number of common shares issued and outstanding during the fiscal year (excluding treasury stock in the fiscal year ended March 31, 2002).

3. From the fiscal year ended March 31, 2002, treasury stock is not included in capital stock. For this reason, total stockholders' equity per share, basic net income per share and diluted net income per share are calculated after deducting the number of shares of treasury stock from the outstanding number of shares.

4. From the fiscal year ended March 31, 2003, total stockholders' equity per share, basic net income per share and diluted net income per share are calculated by applying Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings per Share."

5. Number of employees does not include executive officers, locally hired overseas staff or the Bank's employees seconded to other firms.

Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets (Unaudited)

Aozora Bank, Ltd.
March 31, 2005 and 2004

ASSETS	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Cash and cash equivalents	¥ 171,363	¥ 337,977	$ 1,595,659
Deposits with banks	39,255	45,688	365,505
Call loans and bills bought	100,923	25,431	939,699
Receivables under securities borrowing transaction	195,729	211,821	1,822,431
Commercial paper and monetary claims bought	52,948	67,290	493,004
Trading assets	354,706	488,449	3,302,663
Money held in trust	2,385	344	22,209
Investment securities	1,234,662	971,763	11,495,924
Loans and bills discounted	2,605,381	2,969,770	24,258,676
Foreign exchanges	1,477	1,355	13,754
Other assets	102,490	167,251	954,286
Premises and equipment	27,401	27,923	255,132
Deferred charges	150	153	1,401
Deferred tax assets	13,932	12,227	129,726
Customers' liabilities for acceptances and guarantees	14,690	23,046	136,782
Reserve for possible loan losses	(133,168)	(162,323)	(1,239,932)
TOTAL	¥4,784,328	¥5,188,071	$44,546,819

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
LIABILITIES:			
Debentures	¥ 851,993	¥1,058,978	$ 7,932,897
Deposits	2,389,471	2,607,081	22,248,337
Call money and bills sold	372,266	420,042	3,466,167
Payables under repurchase agreements	183,824	131,598	1,711,591
Payables under securities lending transactions	90,471	97,322	842,383
Commercial paper		5,000	
Trading liabilities	88,927	88,529	828,002
Borrowed money	47,200	27,900	439,479
Foreign exchanges	2	2	20
Other liabilities	119,114	174,237	1,109,069
Liability for employees' retirement benefits	15,066	18,846	140,280
Reserve for credit losses on off-balance-sheet instruments	1,776	7,908	16,536
Acceptances and guarantees	14,690	23,046	136,782
Total liabilities	4,174,803	4,660,488	38,871,543
STOCKHOLDERS' EQUITY:			
Capital stock			
Common stock	147,745	147,745	1,375,653
Preferred stock	272,036	272,036	2,532,924
Capital surplus	33,333	33,333	310,367
Retained earnings	154,482	71,087	1,438,384
Unrealized gain on available-for-sale securities	1,927	3,380	17,948
Total stockholders' equity	609,524	527,582	5,675,276
TOTAL	¥4,784,328	¥5,188,071	$44,546,819

Non-Consolidated Statements of Income (Unaudited)

Aozora Bank, Ltd.
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
INCOME:			
Interest on:			
Loans and bills discounted	¥ 51,752	¥ 60,230	$ 481,862
Investment securities	11,319	6,318	105,392
Deposits with banks	460	390	4,285
Other	11,782	12,778	109,711
Fees and commissions	8,950	8,528	83,341
Trading income	5,851	2,865	54,481
Other operating income	22,586	13,628	210,307
Other income	43,364	24,609	403,765
Total income	156,067	129,351	1,453,144
EXPENSES:			
Interest on:			
Debentures	4,142	5,965	38,567
Deposits	8,165	9,093	76,029
Borrowings and repurchase agreements	965	714	8,986
Other	4,436	1,154	41,306
Fees and commissions	788	989	7,339
Trading expenses	47		441
Other operating expenses	3,778	5,174	35,181
General and administrative expenses	42,339	41,174	394,220
Other expenses	5,447	33,895	50,717
Total expenses	70,109	98,163	652,786
INCOME BEFORE INCOME TAXES	85,958	31,187	800,358
INCOME TAXES			
Current	(193)	(189)	(1,800)
Deferred	(708)	(477)	(6,592)
Total income taxes	(901)	(666)	(8,392)
NET INCOME	¥ 86,859	¥ 31,854	$ 808,750

	Yen		U.S. Dollars
	2005	2004	2005
PER SHARE OF COMMON STOCK:			
Basic net income	¥29.41	¥10.01	$0.27
Diluted net income	20.52	7.52	0.19
Cash dividends of the fourth preferred stock	5.00	5.00	0.04
Cash dividends of the fifth preferred stock	3.72	3.72	0.03
Cash dividends of common stock	0.89		0.00

Non-Consolidated Statements of Retained Earnings (Unaudited)

Aozora Bank, Ltd.

Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Balance at beginning of year	¥ 69,331	¥41,633	$ 645,541
Appropriation (disposition)			
Cash dividends	(3,464)	(3,464)	(32,260)
Transfer to legal reserve	(692)	(692)	(6,452)
Net income	86,859	31,854	808,750
Balance at end of year	¥152,033	¥69,331	$1,415,579

Reduction of Problem Loans and Analysis of Assets

Disclosure of Claims under the Financial Reconstruction Law (Improvement in Asset Quality)

The Bank is addressing the reduction of problem loans as one of management's key tasks. Based on stringent internal self-assessment standards, the Bank makes the appropriate write-offs and reserve provisions, and carries out the disposal of problem loans where deemed optimal, after considering a course of action for each individual problem loan.

In the fiscal year ended March 31, 2005, disclosed claims under the Financial Reconstruction Law amounted to ¥98.4 billion, an increase compared with the ¥88.7 billion disclosed at the end of the previous period. This increase was the result of changes in the borrower classification of a part of major borrowers, although the Bank promoted measures aiming at removing such assets from the Bank's balance sheet, including the collection of problem loans, the sale of some claims and write-offs.

As a result, the disclosed claim ratio rose from 2.95% at the end of the previous period to 3.75% as of March 2005.

However, most of the disclosed claims are secured with provision of reserves, guarantees and collateral, which makes the Bank's risk restrictive, in substantial terms.

Disclosed Claims under the Financial Reconstruction Law

(Billions of Yen)

	2005	2004	Change
Disclosed claims under the Financial Reconstruction Law			
Bankrupt and similar credit	5.4	17.8	(12.4)
Doubtful credit	84.1	59.0	25.1
Substandard credit	8.9	11.9	(3.0)
Subtotal (A)	98.4	88.7	9.7
Normal credit	2,524.2	2,907.4	(383.2)
Total credit (B)	2,622.6	2,996.1	(373.5)
(A/B)	3.75%	2.95%	0.8%

Removal of Doubtful and Bankrupt and Similar Claims from the Balance Sheet

The Bank has endeavored to effectively and rapidly reduce the amount of problem loans on its balance sheet, employing a variety of methods within an economically rational approach.

During the fiscal year ended March 31, 2005, of the disclosed claims under the Financial Reconstruction Law, doubtful credit and bankrupt and similar credit claims (hereinafter referred to as "doubtful and bankrupt and similar claims"), totaling ¥51.6 billion, were removed from the Bank's balance sheet as a result of collection and loan sales.

On the other hand, claims newly classified into the same two categories amounted to ¥64.2 billion. As a result, total doubtful and bankrupt and similar claims as of March 31, 2005, increased ¥12.7 billion compared with the end of the previous period.

The Bank will formulate a disposal plan for each individual obligor, thereby carrying out the removal of such claims from the Bank's balance sheet in a well-planned manner.

Removal of Doubtful and Bankrupt and Similar Claims from the Balance Sheet

(Billions of Yen)

	2005	2004
Disposals through borrower liquidation	—	(2.3)
Disposals through borrower reorganization	(0.6)	(0.2)
Reproductions due to improvement in borrower performance	—	—
Loan sales to secondary market	(24.1)	(78.9)
Direct write-offs	0.2	3.8
Other (recovery, repayment)	(27.1)	(22.0)
Subtotal (A)	(51.6)	(99.6)
Claims newly classified as:		
Bankrupt and similar	1.0	11.5
Doubtful	63.3	58.0
Subtotal (B)	64.2	69.6
Total (A+B)	12.7	(30.0)

Notes: 1. Disposals through borrower liquidation: discharge and write-off of claims against borrowers undergoing bankruptcy liquidation; Disposals through borrower reorganization: discharge of claims against borrowers undergoing bankruptcy reorganization and abandonment of claims against borrowers undergoing private resolution; Other: recovery through disposal of collateral and improvement in borrower position.

2. For claims written off, where the borrower subsequently undergoes legal or private resolution leading to claim discharge or abandonment, the written-off amount is reduced accordingly and then recorded as either a disposal through borrower liquidation or a disposal through borrower reorganization.

Self-Assessments, Write-Offs and Reserves

Self-assessments, which involve an examination of asset quality and probability of collection for each of its assets, are conducted by the Bank based on internal self-assessment standards developed in accordance with the Financial Services Agency's *Financial Inspection Manual*. Self-assessments are the basis on which the Bank carries out the appropriate write-offs and reserve provisions to preserve the soundness of its assets.

Self-assessments divide borrowers into five categories. Assets are then classified into four categories according to the probability of collection, which is assessed by taking into account any underlying collateral, guarantees or other security.

Reserve Provision Ratios for Each Category of Borrower, based on Self-Assessments

(%)

Definition of Borrower Categories	2005	2004
Normal	1.8	1.9
Watch list:		
Other watch list borrowers	17.3	17.1
Substandard borrowers (Ratio of reserve-to-unsecured)	85.6	92.2
Potentially bankrupt (Ratio of reserve-to-unsecured)	96.0	85.6
Substantially bankrupt and bankrupt (Ratio of reserve-to-unsecured)	(100.0)	(100.0)

Credit-related Expenses

In the fiscal year ended March 31, 2005, the Bank, as a result of the final disposal of problem loans, conducted loan write-offs and specific reserve provisions. Due to the fact that sufficient general reserve provisions had been conducted up to the previous period and the fact that quality in assets had improved, reversal of general loan-loss reserve was made. As a result, the profit from credit-related expenses was ¥27.8 billion.

Credit-related Expenses

(Billions of Yen)

	2005	2004
Expenses for the disposal of problem loans	10.3	38.9
Loan write-offs	4.2	8.3
Provision to specific reserve	6.0	17.3
Provision to (reversal of) country risk reserve	0.0	(0.7)
Loss on the sale of other receivables and other items	(0.0)	14.0
Provision to (reversal of) general loan-loss reserve	(38.1)	(32.4)
Credit-related expenses	(27.8)	6.5

Coverage Ratios of Disclosed Claims under the Financial Reconstruction Law

Total disclosed claims under the Financial Reconstruction Law amounted to ¥98.4 billion, while reserve provisions, collateral and guarantees amounted to ¥96.7 billion yen, resulting in a coverage ratio of 98.3%.

Disclosed Claims under the Financial Reconstruction Law (After Partial and Direct Write-Offs, Non-Consolidated Basis)

(Billions of Yen)

	2005	2004
Disclosed claims under the Financial Reconstruction Law (A)	98.4	88.7
Normal credit	2,524.2	2,907.4
Total credit (B)	2,622.6	2,996.1
(A/B)	3.75%	2.95%
Credit secured:		
Reserve for possible loan losses (C)	29.3	29.9
Collateral and guarantees (D)	67.4	54.0
Total (E=C+D)	96.7	83.9
Coverage ratio (E/A)	98.3%	94.6%
Reserve ratio (C/(A-D))	94.5%	86.1%

Note: Reserve for possible loan losses (C) is the sum of provisions to the specific reserve for possible loan losses on disclosed claims under the Financial Reconstruction Law plus general loan-loss reserve.

Risk-Monitored Loans

In addition to disclosed claims under the Financial Reconstruction Law, the Bank also discloses risk-monitored loans under the Banking Law. As of March 31, 2005, risk-monitored loans (on a non-consolidated basis) amounted to ¥98.3 billion, up ¥9.6 billion from the previous period.

Risk-Monitored Loans (After Partial and Direct Write-Offs)

<Non-Consolidated>

(Billions of Yen)

	2005	2004
Risk-monitored loans:		
Loans to bankrupt companies	1.1	11.4
Past due loans	88.3	65.9
Loans overdue for three months or more	0.0	—
Restructured loans	8.9	11.3
Total (A)	98.3	88.7
Year-end balance of total loans (B)	2,605.4	2,989.8
(A/B)	3.8%	3.0%

<Consolidated>

(Billions of Yen)

	2005	2004
Risk-monitored loans:		
Loans to bankrupt companies	2.4	11.5
Past due loans	88.3	66.0
Loans overdue for three months or more	0.0	—
Restructured loans	8.9	11.4
Total (A)	99.5	88.9
Year-end balance of total loans (B)	2,666.4	2,985.6
(A/B)	3.7%	3.0%

Self-Assessment, Disclosed Claims, Write-offs, Reserves and Risk-Monitored Loans (After Partial and Direct Write-Offs, Non-Consolidated Basis) As of March 31, 2005



(Billions of Yen)
Borrower categories for self-assessment
Reserve and coverage for claims under the Financial Reconstruction Law
Risk-monitored loans
Bankrupt borrowers
Substantially bankrupt borrowers
Potentially bankrupt borrowers
Watch list borrowers
Normal borrowers
(Normal credit 2,524.2)
Collateral/Guarantee coverage 5.1
Reserve 0.3
(Partial, direct write-offs of loans 7.8)
Collateral/Guarantee coverage 58.1
Reserve 24.9
Estimated collections 1.0
Collateral/Guarantee coverage 4.2
Reserve 4.0
Estimated collections 0.7
(100.0%)
100.0%
96.0%
98.8%
85.6%
92.4%
Loans to bankrupt companies 1.1
Past due loans 88.3
Loans overdue for three months or more 0.0
Restructured loans 8.9
Collateral/Guarantee coverage 67.4
Reserve 29.3
Estimated collections 1.7
Risk-monitored loans 98.3
Total credit 2,622.6
Total reserve 133.2
Reserve-to-unsecured-credit ratio = Reserve ÷ (Claims − Collateral, guarantees, etc.)
Reserve and coverage ratio = (Collateral, guarantees, etc. + Reserve) ÷ Claims

<Definitions of Borrower Categories>

Normal	Business performance is strong and no special financial problems exist.
Watch list	Borrowers that need to be monitored carefully because of weak business fundamentals, financial problems or problematic lending conditions.
Potentially bankrupt	Borrowers that are not currently bankrupt but are highly likely to become bankrupt.
Substantially bankrupt	Borrowers that are substantially bankrupt but are not legally or practically bankrupt yet.
Bankrupt	Borrowers that are legally or practically bankrupt.

<Definitions of Asset Classifications>

Category I	Assets that present no particular risk of collectability nor impairment of value.
Category II	Assets, including credits, which bear above-average risk of collectability.
Category III	Assets that bear substantial risk of final collectability or impairment of value, and are likely to incur losses.
Category IV	Assets deemed to be uncollectable or valueless.

<Write-Off and Reserve Provision Rules>

Normal and watch list borrowers	Based on historical bankruptcy rates, normal status borrowers, special attention borrowers and other watch list borrowers are classified and across-the-board provisions are made to the general loan-loss reserve.
Potentially bankrupt borrowers	For each borrower, the expected recovery amount of category III assets (non-secured portion) is estimated and a provision is made to the specific loan-loss reserve for the amount of shortfall. The expected recovery amount is the discounted present value of the estimated cash flows from future recovery of the loan principal.
Substantially bankrupt and bankrupt borrowers	In principle, the full amounts of category III and IV credits are written off directly.

<Definitions of Disclosed Claims under the Financial Reconstruction Law>

Bankrupt and similar credit	Bankrupt and similar credit refers to the credit of borrowers who have filed for bankruptcy, corporate reorganization, composition, etc., as well as those borrowers who are in an equivalent situation.
Doubtful credit	Doubtful refers to credit with serious doubt concerning the recovery of principal and receiving of interest as contract provisions, because the borrower's financial condition and business results have worsened, although they have not reached the point of management collapse.
Substandard credit	Special attention refers to loans in arrears for more than three months or with mitigated conditions.
Normal credit	Normal credit refers to credit to borrowers whose financial condition and business results have no particular problem and which are not categorized in any of the above categories.

<Risk-Monitored Loans>

Loans to bankrupt companies	Loans to bankrupt companies are loans for which interest in arrears has not been accrued because recovery or settlement of principal or interest is unlikely due to the prolonged delay in payment of principal or interest (which hereafter shall be called "non-accrual loans") and whose borrowers are legally bankrupt (defined below), excluding the amount of write-offs. 1. Borrowers that have applied for commencement of company or financial institution reorganization procedures under the provisions of the Corporate Reorganization Law. 2. Borrowers that have applied for reorganization under the provisions of the Civil Reorganization Law. 3. Borrowers that have applied for bankruptcy under the provisions of the Bankruptcy Law. 4. Borrowers that have applied to commence liquidation or special liquidation under the provisions of the Commercial Law. 5. Borrowers with reasons equivalent to 1. to 4. above as defined by Ministry of Finance ordinances. 6. Borrowers who have applied for commencement of legal liquidation procedures under overseas laws, corresponding to those listed above.
Past due loans	Past due loans refer to non-accrual loans except those for which concessions on payment of interest were made in order to assist the reorganization of bankrupt companies and loans to them.
Loans overdue for three months or more	Loans overdue for three months or more refers to those loans, excluding loans to bankrupt companies and past due loans for which principal or interest remains unpaid for at least three months.
Restructured loans	Restructured loans refer to those loans, excluding loans to bankrupt companies, past due loans and loans overdue for three months or more for which agreement was made to provide reduction or a moratorium on interest payments, or concessions in the borrower's favor on interest or principal payments or to waive claims for the purpose of assisting the reconstruction of insolvent borrowers.

<Differences between Disclosed Claims under the Financial Reconstruction Law and Risk-Monitored Loans>

- Disclosed Claims
  - Disclosure: Loans and other claims equivalent thereof (foreign exchange, acceptances and guarantees, suspense payments, as well as loaned securities that require notation (limited to only those subject to a usage and lending or lending agreement), etc.).
  - Disclosed: By borrower (by loan for substandard credit).
- Risk-Monitored Loans
  - Disclosure: Loans only
  - Disclosed: By loan

Risk Management System

An Overview of Risk Management

Basic Policies

The objectives, basic rules and scope of Aozora Bank's overall risk management system as well as its awareness and management policies regarding credit risk, market-related risk, operational risk and other types of risk are clearly explained within the Bank's risk management policy.

By maintaining and structuring appropriate risk management systems, the Bank strives to avoid unforeseen losses while taking on risk to a level proportionate to the Bank's financial resources. Within the diverse business operations conducted by the Bank, proper risk management systems allow the Bank to obtain an adequate return for the risk it undertakes and facilitate sound management with a high degree of credibility.

Risk Management Policies


Master Policy for Risk Management
Guidelines for Credit Business Operations
Operational Risk Management Policy
Information Security Policy
Funding Liquidity Risk Management Policy

Risk Management System

As well as determining the basic rules for managing risk, the Board of Directors also sets the basic risk management framework for the Bank, including capital allocation and the setting of risk limits for the Bank.

Within this framework, the Chief Risk Officer (CRO) is responsible for unifying the risk management stance of the Bank as a whole, while each Chief Officer manages risks, including credit risk, market risk and operational risk, according to their particular characteristics.

In addition, the Internal Audit Division assesses the appropriateness and effectiveness of the overall risk management system, while the Credit Audit Division assesses credit risk on-site.

The Board of Directors, the Management Committee and other committees receive reports on the risk management situation from each risk jurisdiction, as well as from the Internal Audit Division and the Credit Audit Division, and they utilize this information overseeing the Bank's risk position and in management decision making. These management bodies also act to maintain and enhance the Bank's risk management system.

The New Products and Operations Committee deliberates on and issues final approval of major new products and operations. This approval process ensures that administrative procedures are properly followed from a risk management perspective.

Quantification of Integrated Risk

In order to understand the different forms of risk comprehensively, risks must be measured by a common yardstick. Aozora Bank employs Value-at-Risk (VaR; estimated maximum losses) to calculate the amount of capital that should be set aside against particular risks. In this way, the Bank undertakes comprehensive management of credit, market and other forms of risk, including the risks related to the Bank's affiliates.

Capital Allocation

To maximize the profitability and efficiency of the Bank as a whole, the risk capital allocation system sets the amount of capital for individual business groups based on their risk tolerance and expected income.

The Board of Directors allocates risk capital (Tier I) to individual business groups in line with the requirements of corporate and business strategies, after setting aside the amount of capital required to maintain minimum capital adequacy and provisions for operational risk.

Each group is responsible for conducting operations within the allocated risk capital. The CRO monitors the usage of capital by each business group and reports to senior management.

Credit Risk Management System



Board of Directors
Management Committee
Chief Credit Officer (CCO)
Chief Risk Officer (CRO)
Chief Financial Officer (CFO)
Credit Division 1 and 3
Credit Division 2
Credit Review Division
Financial Management Division and Financial Control Division

Note: The organization chart, including division names, is based on the new organizational structure of the Bank, which will be planned in September 2005.

Credit Risk Management

There are two major components of the Bank's credit risk management. One is the strict credit screening and monitoring of individual transactions. The other is portfolio management, which focuses on eliminating concentration risk and optimizing risk-return profiles. Both contribute to the Bank's efforts to maintain a sound asset base.

Credit Risk Management System

The Credit Committee discusses risk management issues and makes decisions on important policies and systems relating to credit risk; it also has the authority to approve individual credit and to delegate approval authority together with the power of re-delegation to the CCO. The Credit Committee consists of the Chairman, the President, the Vice Chairman, the CCO and others. Particularly significant decisions are made by the Management Committee or Board of Directors.

Credit Rating System

At Aozora Bank, with the exception of individual retail clients, customer credit ratings are determined based on the customer's financial condition, operating performance and a number of qualitative factors. Credit ratings are determined independently by each branch, and upon transaction screening, the Credit Division modifies the rating when necessary. The Credit Review Division performs periodical examinations and revises the ratings.

Credit ratings are integral to the Bank's credit management. They are utilized in making important decisions on such issues as the system for credit approval and the interest rate spread. Credit ratings are also used to conduct the Bank's internal self-assessments and are employed as benchmarks to quantify credit risk.

Credit Screening and Monitoring of Individual Transactions

At Aozora Bank, the person who is authorized by the CCO approves each transaction. In the Credit Division, the Credit

0342

Officer who is responsible for transactions (person in charge of each division or branch) and the Credit Officer who is in charge of researching industry segments work separately to maximize the effectiveness of credit analysis.

Credit monitoring is conducted in accordance with the guidelines stipulated in the Loan Rules and the Credit Management Manual. The Bank carefully monitors the creditworthiness of borrowers and the value of collateral. In this way, the Bank strives to uncover any problems at an early stage, with the aim of preventing loans from becoming non-performing assets.

A firm's external valuation now has a greater impact on its creditworthiness. The Bank constantly monitors credit ratings assigned by credit rating agencies. This information is used to evaluate credit ratings and modify the account policy, if necessary, in a timely manner.

In relation to such credit screening and monitoring processes, the Credit Review Division performs internal audits of all divisions and branches through on-site monitoring to ensure adequate credit management.

Portfolio Management and Quantification of Credit Risk

The Bank focuses on maintaining the quality of its entire credit portfolio through portfolio management, including risk quantification, in addition to credit risk evaluation and management on an individual borrower and transaction basis.

The Bank maintains a balanced portfolio, ensuring that there is no over-concentration of exposure in any particular industry or corporate group.

Quantifying Credit Risk

Portfolio credit risk is dependent on which borrowers default and how such defaults occur. The Bank considers a range of factors affecting portfolio risk. These include the creditworthiness of each borrower based on the Bank's internal credit rating, exposure amount, losses arising from default and the level of correlation among borrowers (such as correlations between those in the same corporate group, and correlations with those in the same industry or in different industries). In light of these analyses, the Bank uses a Monte Carlo Simulation to calculate the volume of credit risk for the entire portfolio and for each business unit.

The volume of credit risk is controlled by the credit risk limit based on the allocated risk capital.

Market Risk Management

Aozora Bank performs an analysis of the market risk affecting all assets and liabilities in order to control market risk appropriately throughout the Bank. As a financial institution classified as a global dealer, the Bank has developed a risk management system capable of addressing all aspects of market risk.

Market Risk Management System

Within the framework of integrated risk management, the Board of Directors decides the risk capital allocation for the entire Bank and for each business unit commensurate with market risk exposure. Market risk limits and loss limits are set in accordance with the capital allocation, and these unit limits are further subdivided into specific limits for each business division and department. The CRO independently and centrally monitors the usage of, and compliance with, risk and loss limits, and reports to the ALM Committee and the Board of Directors.

Quantifying Market Risk

Aozora Bank uses VaR to quantify market risk and as a basis for setting market risk limits. VaR is a statistical measure of estimated potential losses that could arise at a given confidence level. VaR serves as a common standard of measurement that estimates potential losses that could arise as a result of interest rate, stock price and exchange rate fluctuations.

BACK TESTING

The Bank conducts back testing to verify the reliability of VaR calculations by comparing daily reported VaR with actual daily gains or losses. The results of the back testing for trading activities show that the actual daily losses exceeded daily VaR on only one of the 245 business days during the period from April 1, 2004, through March 31, 2005. These results support the reliability of the Bank's VaR model.

STRESS TESTING

To complement VaR, the Bank regularly conducts stress tests to prepare for volatile market movements that could exceed

Market Risk Management System



Board of Directors
Management Committee
Asset and Liability Committee
Investment Committee, New Products/Business Committee
Chief Financial Officer (CFO)
Chief Risk Officer (CRO)
Financial Management Division and Financial Control Division
Capital and risk limit allocation, profits and ROE management
Middle Office
Risk Management Division
Monitoring risk/profit and loss and capital usage
Back Office
Markets & International Administration Division
Front Office

statistical estimates. The Bank calculates and analyzes potential losses that could arise from dramatic changes in interest rates, stock prices and exchange rates, or from a collapse of correlations among different risk categories.

Trading Activities

In the fiscal year ended March 31, 2005, the market risk level of trading activities for a VaR model with a one-day holding period and a one-sided confidence interval of 99% was a maximum of ¥234 million, a minimum of ¥65 million and an average of ¥134 million.

Asset-Liability Management (ALM)

The Treasury Division, which is responsible for ALM operations, centrally manages interest rate risk associated with all banking operations, excluding market activities, and market risk associated with securities, funds and derivatives held for ALM purposes. The Board of Directors approves capital allocation and risk limits with respect to ALM operations and the Asset and Liability Committee approves monthly management policy.

In the fiscal year ended March 31, 2005, the ALM risk level for a VaR model with a one-day holding period and a one-sided confidence interval of 99% was a maximum of ¥1.9 billion, a minimum of ¥0.6 billion and an average of ¥1.2 billion (weekly basis).

Interest Rate Sensitivity of Yen-Denominated Assets and Liabilities

(Billions of Yen)

	One year or less	One to five years	More than five years	Total
March 31, 2005	(0.1)	(0.2)	(0.6)	(0.8)
March 31, 2004	(0.3)	0.1	(1.2)	(1.4)

Note: 10 bpv: For a 10 bpv (0.1%) increase in interest rates, a positive change in the fair value of assets and liabilities suggests that when the interest rate rises, fair value will increase. A negative change in fair value suggests that when interest rates decline, fair value will increase. Off-balance-sheet transactions are included.

Other Operations

The Bank manages market risks associated with other operations, including portfolio investments and cross-holding shares, as part of its risk management framework. Actions include setting limits and taking other steps to mitigate market risk.

VaR for the Entire Bank

(Billions of Yen)

March 31, 2005	Interest rate	Equity	Forex	Total
Trading	0.0	0.1	0.0	0.1
ALM	1.3	0.8	0.0	1.9
Others	0.0	1.9	0.0	1.9
Total	1.4	2.7	0.0	3.7

Note: The figures for total VaR do not represent the sum of individual components, due to correlations.

Operational Risk Management

Operational risk includes the potential for inconveniencing clients and causing significant losses. Recognizing the seriousness of these risks, the Bank has formulated the Operational Risk Management Policy, which clearly spells out the Bank's stance on this issue and the systems that have been put in place for managing such risk.

Banking operations involve exposure to a wide range of operational risk, including reputational risk, disaster risk and settlement risk, in addition to the types of risk previously mentioned. To manage these risks, for each type of risk the Bank identifies the organizational units responsible and the risk management systems in place. In addition, the CRO unifies the risk management systems across the entire Bank and carries out the integrated monitoring of operational risk, using quantitative and other methods.

Administrative Risk Management

The Operations Planning Division formulates administrative procedures and manuals tailored to each business operation, with the aim of enhancing the reliability of routine procedures. The division is also tasked with building an effective administration system by providing guidance on specific processes and holding training seminars, in addition to analyzing the volume of clerical work and reviewing organizational arrangements. The Bank aims to minimize human error arising from administrative processes by continuously reviewing and implementing greater automation, systemization and centralization of routine procedures.

Systems Risk Management

Aozora Bank is making concerted efforts to control systems risk, and has formulated a set of rules for systems risk management. The IT Management Division is making every effort to protect systems from natural disasters and other contingencies to ensure their stable operation. The Bank has also taken various steps to protect computer systems from a wide range of disasters and criminal activities to reduce systems risk.

Systems development and systems operation have been clearly separated to ensure adequate checks and balances between these two functions.

In the fiscal year under review, the Bank established a backup center for systems including core banking, providing even greater stability to the operation of the Bank's computer systems.

Legal Risk Management

Aozora Bank is responsible for taking proactive measures to prevent: (1) accidents and fraud, which may lead to breaches of laws and other regulations and standards; and (2) lawsuits and other disputes. The Bank is also responsible for rapidly identifying potential sources of disputes and lawsuits to facilitate appropriate responses and resolutions, and for taking necessary measures to prevent reoccurrence of such disputes. The Legal and Compliance Division supervises legal risk management.

Settlement Risk Management

A major component of settlement risk is the timing differences that arise between the payment and receipt of funds, and the payment and delivery of securities. This type of risk is not limited to foreign exchange transactions, which arises from the timing of settlements across international time zones, but also occurs within domestic transactions in a variety of contexts.

The Bank has set limits on settlement volumes for foreign exchange transactions by each client, and adopted a policy of reducing settlement volumes by using netting techniques. The Bank is also working to shorten time intervals between the payment and receipt of funds.

Before participating in various settlement systems, the Bank makes sure it thoroughly understands the relevant rules of settlement systems. At the same time, the Bank monitors actual settlement situations in real time in accordance with changes to Real-Time Gross Settlement (RTGS) of the Bank of Japan Financial Network System (BOJ-NET). The Bank is also upgrading its settlement risk management systems by carefully studying the inherent risks of individual financial products and settlement systems.

Information Security Management

Information assets, including personal data, are just as important for a financial institution as tangible assets. However, information assets are vulnerable to a wide range of risks, such as accidents, disasters, system errors, unauthorized use, damage, theft, information leakage and data manipulation. Therefore, protecting information assets by such measures as information leakage prevention is critical to the fulfillment of the Bank's confidentiality obligations to its clients and the safeguarding of the entire organization. Guided by the Information Security Policy, Aozora Bank, including its consolidated subsidiaries, assesses the exposure

of its information assets to various risks and manages these risks to ensure the security of information systems.

The Bank's executive officer responsible for the Legal and Compliance Division acts as the Chief Information Asset Management Administrator, taking all necessary measures to ensure that the Bank's information assets are secure, and reports on asset security to the Board of Directors.

In addition, the Bank's main headquarters-based divisions, in line with their role of managing information assets, develop security plans and provide guidance to the Information Asset Management Administrator assigned to individual divisions, departments and branches, and resolve problems when they arise. The Legal and Compliance Division assists the officers responsible for information assets, thus ensuring strict implementation of the control system.

Liquidity Risk Management

Funding Liquidity Risk Management

The Financial Management Division centrally monitors the funding liquidity risk of yen and foreign currency-denominated fund and puts limits on funding gaps for specific periods. The division ensures that the Bank's funding capabilities are sufficient to meet its contractual obligations. The Board of Directors and other management bodies approve the Sources and Uses Plan on an annual and monthly basis. The Financial Management Division reports liquidity status directly to the Bank's senior management on a daily basis.

Market Liquidity Risk Management

The Risk Management Division analyzes trading positions relative to market size and reports to the Bank's senior management on market liquidity risk. Trading positions are closely monitored to ensure that they do not become excessive.

Internal Audit Policy

At Aozora Bank, the Internal Audit Division, an autonomous body, assesses whether the risk management systems of the business units are functioning adequately and effectively. The Internal Audit Division not only identifies potential problems in clerical procedures, but also conducts assessments of the internal controls of business units and makes recommendations on improvements to potential problem areas. All business operations of the Bank and—subject to legal limitations—those of its subsidiaries and affiliates are subject to internal audits, the results of which are reported to the Board of Directors and to the Management Committee.

Non-Consolidated Financial Data

Debenture Operations

Outstanding Balance and Average Balance of Debentures
Years Ended March 31

(Millions of Yen)

	2005		2004	
	Term-end balance	Average balance	Term-end balance	Average balance
Aozora debentures	811,131	883,771	1,007,731	1,092,647
Discounted Aozora debentures	40,861	45,198	51,241	66,397
Total	**851,993**	**928,969**	**1,058,973**	**1,159,044**

Note: Debentures do not include debenture subscriptions.

Balance by Residual Period
March 31

(Millions of Yen)

	2005			2004		
	Total	Aozora Discounted	Discounted Aozora debentures	Total	Aozora Discounted	Discounted Aozora debentures
Less than 1 year	330,072	289,248	40,823	562,415	511,439	50,976
1 – 3 years	323,659	323,622	37	346,005	345,740	264
3 – 5 years	198,256	198,256		150,536	150,536	
5 – 7 years	4	4		16	16	
Over 7 years	—	—		—	—	
Total	**851,993**	**811,131**	**40,861**	**1,058,973**	**1,007,731**	**51,241**

Deposit Operations

Balance by Deposit Account

Years Ended March 31

(Millions of Yen)

			2005			2004	
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Deposits							
Liquid deposits	Average balance	401,948	401,948	—	481,985	481,985	—
	(%)	(21.00)	(21.15)	—	(23.50)	(23.58)	—
	Term-end balance ...	369,342	369,342	—	585,182	585,182	—
	(%)	(19.71)	(19.96)	—	(28.42)	(28.59)	—
Interest-bearing deposits	Average balance	360,800	360,800	—	423,534	423,534	—
	(%)	(18.85)	(18.99)	—	(20.65)	(20.72)	—
	Term-end balance	324,831	324,831	—	477,115	477,115	—
	(%)	(17.33)	(17.56)	—	(23.17)	(23.31)	—
Time deposits (in general)	Average balance	1,495,545	1,495,545	—	1,559,401	1,559,401	—
	(%)	(78.12)	(78.71)	—	(76.01)	(76.31)	—
	Term-end balance ...	1,469,712	1,469,712	—	1,450,446	1,450,446	—
	(%)	(78.43)	(79.44)	—	(70.45)	(70.86)	—
Deregulated interest rate time deposits (fixed)	Average balance	1,321,993	1,321,993		1,335,812	1,335,812	
	(%)	(69.06)	(69.58)		(65.12)	(65.37)	
	Term-end balance	1,316,502	1,316,502		1,273,686	1,273,686	
	(%)	(70.25)	(71.16)		(61.86)	(62.22)	
Deregulated interest rate time deposits (floating)	Average balance	173,551	173,551		223,588	223,588	
	(%)	(9.07)	(9.13)		(10.90)	(10.94)	
	Term-end balance	153,210	153,210		176,760	176,760	
	(%)	(8.18)	(8.28)		(8.58)	(8.64)	
Others	Average balance	16,842	2,591	14,251	10,069	2,210	7,858
	(%)	(0.88)	(0.14)	(100.00)	(0.49)	(0.11)	(100.00)
	Term-end balance ...	34,936	11,143	23,793	23,332	11,354	11,977
	(%)	(1.86)	(0.60)	(100.00)	(1.13)	(0.55)	(100.00)
Total	Average balance	1,914,336	1,900,085	14,251	2,051,457	2,043,598	7,858
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
	Term-end balance ...	1,873,991	1,850,198	23,793	2,058,961	2,046,983	11,977
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
Negotiable certificates of deposit	Average balance	544,734	544,734	—	593,344	593,344	—
	Term-end balance ...	515,480	515,480	—	548,120	548,120	—
Total	Average balance	2,459,070	2,444,819	14,251	2,644,801	2,636,942	7,858
	Term-end balance ...	2,389,471	2,365,678	23,793	2,607,081	2,595,103	11,977

Notes: 1. Time deposits (in general) = Time deposits
Deregulated interest rate time deposits (fixed) = Deregulated interest rate time deposits for which the interest up to the due date is determined when the deposits are made.
Deregulated interest rate time deposits (floating) = Deregulated interest rate time deposits for which the interest varies according to changes in market interest rates during the period of deposit.
2. Liquid deposits = Deposits at notice + Ordinary deposits + Current deposits
3. Average balance of domestic offices' foreign-currency denominated transactions in the international operations sector has been computed by the daily current method.

Balance of Time Deposits by Residual Period

March 31

(Millions of Yen)

	2005			2004		
	Total	Deregulated interest rate (fixed)	Deregulated interest rate (floating)	Total	Deregulated interest rate (fixed)	Deregulated interest rate (floating)
Less than 3 months	219,005	206,695	12,310	251,971	228,916	23,055
3 – 6 months	67,683	65,683	2,000	114,082	84,372	29,710
6 months – 1 year	104,044	100,094	3,950	148,565	119,101	29,464
1 – 2 years	354,077	314,777	39,300	144,753	104,473	40,280
2 – 3 years	407,614	396,214	11,400	347,738	310,938	36,800
More than 3 years	317,286	233,036	84,250	443,335	425,885	17,450
Total	1,469,712	1,316,502	153,210	1,450,446	1,273,686	176,760

Outstanding Balance by Depositor

March 31

(Millions of Yen, %)

	2005		2004	
	Balance	Share	Balance	Share
Corporations	421,172	22.61	612,145	29.82
Individuals	1,143,527	61.40	1,100,750	53.61
Public sector	17,261	0.93	20,616	1.00
Financial institutions	280,584	15.06	319,612	15.57
Total	1,862,546	100.00	2,053,123	100.00

Note: The above balance does not include negotiable certificates of deposit and deposits in Japan Offshore Market accounts.

Loan Operations

Outstanding Balance of Loans

Years Ended March 31

(Millions of Yen)

		2005			2004		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Loans on deeds	Average balance	2,209,732	2,138,136	71,596	2,477,061	2,423,986	53,075
	Term-end balance	2,114,757	2,022,296	92,461	2,359,847	2,309,168	50,679
Loans on notes	Average balance	372,219	371,537	681	543,559	542,919	639
	Term-end balance	292,625	292,195	429	440,667	439,716	950
Overdrafts	Average balance	165,393	165,393	—	169,352	169,352	—
	Term-end balance	191,817	191,817	—	162,944	162,944	—
Bills discounted	Average balance	4,748	4,748	—	4,792	4,792	—
	Term-end balance	6,181	6,181	—	6,310	6,310	—
Total	Average balance	2,752,094	2,679,816	72,277	3,194,765	3,141,050	53,714
	Term-end balance	2,605,381	2,512,490	92,891	2,969,770	2,918,139	51,630

Notes: 1. Average balance of domestic offices' foreign-currency denominated transactions in the international operations sector has been computed by the daily current method.

2. The Bank carries out partial and direct write-off of loans. This also applies to the table shown below.

Balance by Residual Period

March 31

(Millions of Yen)

	2005			2004		
	Total	Fixed interest	Floating interest	Total	Fixed interest	Floating interest
Less than 1 year	979,389			1,045,331		
1 – 3 years	617,630	386,056	231,573	677,733	383,670	294,063
3 – 5 years	619,196	287,077	332,119	770,410	501,211	269,199
5 – 7 years	183,110	69,781	113,329	212,790	93,919	118,871
Over 7 years	205,521	122,635	82,886	262,906	159,824	103,081
Indefinite period	532	—	532	596	—	596
Total	2,605,381			2,969,770		

Note: No distinction has been made between fixed interest and floating interest for loans with a residual period of less than 1 year.

Breakdown of Loans and Bills Discounted by Industry

March 31

(Number of Borrowers, Millions of Yen, %)

	2005			2004		
	Number of borrowers	Balance of loans	Share	Number of borrowers	Balance of loans	Share
Loans by domestic offices						
(excluding Japan Offshore Market accounts)	5,166	2,567,714	100.00	5,505	2,932,246	100.00
Manufacturing	507	372,547	14.51	548	439,428	14.99
Agriculture, forestry and fisheries	6	5,629	0.22	9	7,752	0.26
Mining	7	1,660	0.07	8	2,310	0.08
Construction	101	109,054	4.25	100	129,947	4.43
Utilities	28	18,098	0.70	33	20,701	0.71
Information and communications	129	64,173	2.50	156	71,279	2.43
Transport	150	191,147	7.44	170	244,762	8.35
Wholesale and retail	422	231,461	9.01	496	302,888	10.33
Financial and insurance	104	332,772	12.96	104	423,543	14.44
Real estate	411	541,991	21.11	405	574,253	19.58
Various services	640	425,430	16.57	688	487,851	16.64
Local government	4	8,206	0.32	3	5,550	0.19
Others	2,657	265,540	10.34	2,785	221,977	7.57
Loans by overseas offices						
(including Japan Offshore Market accounts)	26	37,667	100.00	28	37,523	100.00
Governments and official institutions	—	—	—	—	—	—
Financial institutions	—	—	—	—	—	—
Commercial and industrial	26	37,667	100.00	28	37,523	100.00
Others	—	—	—	—	—	—
Total	5,192	2,605,381		5,533	2,969,770	

Breakdown of Loans and Bills Discounted by Collateral

March 31

(Millions of Yen)

	2005	2004
Securities	61,149	31,429
Claims	516,932	564,472
Merchandise	—	10
Land and buildings	576,567	643,004
Factories	1,037	1,233
Foundations	178,054	200,002
Vessels	34,432	27,516
Others	632,805	782,205
Total	2,000,979	2,249,874
Guarantees	132,238	173,363
Credits	472,163	546,532
Total	2,605,381	2,969,770

Note: Includes collateral in which the Bank has a third-party perfected security interest

Write-Off of Loans
March 31

(Millions of Yen)

	2005	2004
Write-off of loans	4,239	8,331

Reserves for Possible Loan Losses
Years Ended March 31

(Millions of Yen)

	2005					2004				
			Reduction during year					Reduction during year		
	Balance at beginning of year	Provision	Used for specific purpose	Other	Balance at end of year	Balance at beginning of year	Provision	Used for specific purpose	Other	Balance at end of year
General reserve for possible loan losses	127,890	96,982	—	127,890	96,982	167,564	127,890	—	167,564	127,890
Specific reserve for possible loan losses	33,769	36,523	3,292	30,477	36,523	30,412	33,769	13,963	16,449	33,769
Possible loan losses related to non-residents	—	—	—	—	—	—	—	—	—	—
Provision for country risk reserve	663	683	—	663	683	1,343	663	—	1,343	663

Country Risk Reserve
March 31

(Millions of Yen)

	2005	2004
Indonesia	7,168	7,780
Total	7,168	7,780
(Percentage of total assets)	(0.14%)	(0.14%)

Note: Receivables associated with specific overseas countries consist of loans and bills discounted, and are provided for as reserves for possible loan losses (country risk reserve).

0351

Securities

Outstanding Balance and Average Balance of Securities Held
Years Ended March 31

(Millions of Yen)

		2005			2004		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Total	Average balance	1,150,573	852,044	298,529	1,195,745	1,033,848	161,897
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
	Term-end balance	1,234,662	754,853	479,808	971,763	838,862	132,900
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
National government bonds	Average balance	736,637	736,637	—	909,623	909,623	—
	(%)	(64.02)	(86.45)	—	(76.07)	(87.98)	—
	Term-end balance	538,182	538,182	—	728,612	728,612	—
	(%)	(43.59)	(71.30)	—	(74.98)	(86.86)	—
Local government bonds	Average balance	6,025	6,025	—	21,723	21,723	—
	(%)	(0.52)	(0.71)	—	(1.82)	(2.10)	—
	Term-end balance	5,964	5,964	—	4,234	4,234	—
	(%)	(0.48)	(0.79)	—	(0.44)	(0.50)	—
Short-term corporate bonds	Average balance	—	—	—	—	—	—
	(%)	—	—	—	—	—	—
	Term-end balance	—	—	—	—	—	—
	(%)	—	—	—	—	—	—
Corporate bonds	Average balance	59,361	59,361	—	74,869	74,869	—
	(%)	(5.16)	(6.97)	—	(6.26)	(7.24)	—
	Term-end balance	65,924	65,924	—	65,351	65,351	—
	(%)	(5.34)	(8.73)	—	(6.72)	(7.79)	—
Stocks	Average balance	8,237	8,237	—	8,561	8,561	—
	(%)	(0.72)	(0.97)	—	(0.72)	(0.83)	—
	Term-end balance	7,803	7,803	—	8,570	8,570	—
	(%)	(0.63)	(1.03)	—	(0.88)	(1.02)	—
Others	Average balance	340,311	41,782	298,529	180,967	19,070	161,897
	(%)	(29.58)	(4.90)	(100.00)	(15.13)	(1.85)	(100.00)
	Term-end balance	616,787	136,978	479,808	164,993	32,093	132,900
	(%)	(49.96)	(18.15)	(100.00)	(16.98)	(3.83)	(100.00)

Notes: 1. Total for Others is the sum of Domestic operations and International operations.
2. Average balance of domestic offices' foreign-currency denominated transactions in International operations is computed by the daily current method.

Balance of Securities by Residual Period
March 31

(Millions of Yen)

	2005						2004					
	National government bonds	Local government bonds	Short-term corporate bonds	Corporate bonds	Stocks	Others	National government bonds	Local government bonds	Short-term corporate bonds	Corporate bonds	Stocks	Others
Less than 1 year	399,960	51	—	13,136		17,116	551,144	1	—	14,705		12,401
1 – 3 years	5,054	359	—	29,430		69,841	76,503	123	—	24,868		83,863
3 – 5 years	20,855	1,793	—	19,653		141,473	80,598	598	—	20,576		15,626
5 – 7 years	5,215	316	—	3,704		8,923	—	417	—	2,214		442
7 – 10 years	6,114	2,978	—	—		16,055	20,365	2,604	—	2,987		7,258
Over 10 years	101,983	463	—	—		123,580	—	489	—	—		—
Indefinite period	—	—	—	—	7,803	239,794	—	—	—	—	8,570	45,400
Total	538,182	5,964	—	65,924	7,803	616,787	728,612	4,234	—	65,351	8,570	164,993

Derivative Transactions

Hedge accounting for interest rate risk

- Since the fiscal year ended March 31, 2004, the Bank applied hedge accounting in accordance with the rules stipulated in JICPA Industry Audit Committee Report No. 24.

Hedge accounting for exchange rate risk

- Since the fiscal year ended March 31, 2004, the Bank applied hedge accounting in accordance with the rules stipulated in JICPA Industry Audit Committee Report No. 25.

Notes: 1. Unrealized gains or losses on hedging instruments that qualify for hedge accounting are shown below.
2. Valuation gains (losses) from interest rate swaps included accrued interest income on interest rate swap transactions of ¥293 million for the fiscal year ended March 31, 2005, and ¥150 million for the fiscal year ended March 31, 2004.
3. Valuation gains (losses) from currency swaps included accrued interest expenses on currency swap transactions of ¥758 million for the fiscal year ended March 31, 2005, and ¥86 million for the fiscal year ended March 31, 2004.

Interest Rate Swaps

Years Ended March 31

(Millions of Yen)

	2005				2004			
	Contract amount		Fair value	Valuation gains (losses)	Contract amount		Fair value	Valuation gains (losses)
		Over one year				Over one year		
Total	751,300	640,300	1,046	1,046	412,400	412,400	(1,658)	(1,658)
Receivable fixed rate/ Payable floating rate	751,300	640,300	1,046	1,046	412,400	412,400	(1,658)	(1,658)
Receivable floating rate/ Payable fixed rate	—	—	—	—	—	—	—	—
Receivable floating rate/ Payable floating rate	—	—	—	—	—	—	—	—

Currency Swaps

Years Ended March 31

(Millions of Yen)

	2005				2004			
	Contract amount		Fair value	Valuation gains (losses)	Contract amount		Fair value	Valuation gains (losses)
		Over one year				Over one year		
Total	213,728	31,683	(351)	(351)	63,390	31,695	(110)	(110)

Capitalization

History of Capitalization

(Millions of Yen)

Month/Year	Capital Increases	Capital Thereafter	Remarks
Mar. 1988	2,694	96,364	Conversion of convertible bonds (Nov. 2, 1987–Mar. 31, 1988)
Oct. 1988	2,321	98,686	Conversion of convertible bonds (Apr. 1, 1988–Oct. 31, 1988)
Nov. 1988	27,985	126,671	Compensatory public subscription; 5,000 thousand shares; Issue price ¥11,194; Transfer to capital ¥5,597
Mar. 1989	1,415	128,086	Conversion of convertible bonds (Nov. 1, 1988–March 31, 1989)
Mar. 1990	20,290	148,377	Conversion of convertible bonds (Apr. 1, 1989–March 31, 1990)
Mar. 1991	3,814	152,191	Conversion of convertible bonds (Apr. 1, 1990–March 31, 1991)
Mar. 1992	28	152,220	Conversion of convertible bonds (Apr. 1, 1991–March 31, 1992)
Mar. 1995	71	152,292	Conversion of convertible bonds (Apr. 1, 1994–March 31, 1995)
Oct. 1996	25,500	177,792	Compensatory private placement (the 2nd preferred stock, 102,000 thousand shares); Issue price ¥500; Transfer to capital ¥250
Jul. 1997	83,498	261,290	Compensatory private placement (common stock, 766,039 thousand shares); Issue price ¥218; Transfer to capital ¥109
Jul. 1997	61,823	323,114	Compensatory private placement (the 3rd preferred stock, 386,398 thousand shares); Issue price ¥320; Transfer to capital ¥160
Mar. 1998	30,000	353,114	Compensatory private placement (the 4th preferred stock, 120,000 thousand shares); Issue price ¥500; Transfer to capital ¥250
Sep. 2000	66,666	419,781	Compensatory private placement (common stock, 333,334 thousand shares); Issue price ¥300; Transfer to capital ¥200
Oct. 2000	(260,000)	159,781	Non-compensatory reduction of capital • Capital reduction of ¥105,287 million by redemption of the 2nd preferred stock, 102,000 thousand shares; the 3rd preferred stock, 386,398 thousand shares; and the 4th preferred stock, 71,856 thousand shares • Capital reduction of ¥154,712 million exceeding face amount of common stock and transferred to capital
Oct. 2000	260,000	419,781	Compensatory private placement (the 5th preferred stock, 866,667 thousand shares); Issue price ¥300; Transfer to capital ¥300

Major Shareholders
(As of March 31, 2005)

a. Common Stock

	Number of shares held	Percentage of total outstanding shares
Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC	1,753,328 thousand	61.84%
ORIX Corporation	425,041	14.99
Tokio Marine & Nichido Fire Insurance Co., Ltd.	425,041	14.99
THE NISHI-NIPPON CITY BANK, LTD.	11,360	0.40
Shinkin Central Bank	5,680	0.20
The Shinkumi Federation Bank	5,680	0.20
The Rokinren Bank	5,680	0.20
THE MICHINOKU BANK, LTD.	5,680	0.20
The Hachijuni Bank, Ltd.	5,680	0.20
Suruga Bank Ltd.	5,680	0.20
The Bank of Kyoto, Ltd.	5,680	0.20
The Chugoku Bank, Limited	5,680	0.20
The Hiroshima Bank, Ltd.	5,680	0.20
The Yamaguchi Bank, Ltd.	5,680	0.20
THE BANK OF FUKUOKA, LTD.	5,680	0.20
THE SHINWA BANK, LTD.	5,680	0.20
Momiji Bank, Ltd.	5,680	0.20
Others	146,260	5.18
Total	2,834,870	100.00

b. The 4th Preferred Stock

	Number of shares held	Percentage of total outstanding shares
Deposit Insurance Corporation	48,144 thousand	100.00%

c. The 5th Preferred Stock

	Number of shares held	Percentage of total outstanding shares
Resolution and Collection Corporation	866,667 thousand	100.00%

Corporate Data

Corporate History

April	1957	Established as The Nippon Fudosan Bank, Limited (capital: ¥1 billion) in accordance with the Long-Term Credit Bank Law
November		Started issuance of debentures
September	1958	Started issuance of discount debentures
July	1964	Started foreign exchange business as an authorized foreign exchange bank
September		Listed stock on the Tokyo Stock Exchange
February	1970	Listed stock on the Osaka Securities Exchange
October	1977	Changed name to The Nippon Credit Bank, Ltd.
May	1991	Established NCB Private Equity Co., Ltd. (currently Aozora Investment Co., Ltd.)
February	1994	Established The Nippon Credit Trust Bank, Ltd. (currently Aozora Trust Bank, Ltd.), the first domestic subsidiary classified as other type of business
December	1998	Started special public management in accordance with the Financial Reconstruction Law and terminated listing of stock on the Tokyo Stock Exchange and the Osaka Securities Exchange
June	1999	Established NCB Servicer Co., Ltd. (currently AOZORA Loan Services Co., Ltd.), and commenced servicer operations in September 1999
June	2000	Share Purchase Agreement regarding the transfer of the Bank's shares was signed between Deposit Insurance Corporation and SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co., Ltd. (currently Tokio Marine & Nichido Fire Insurance Co., Ltd.), and other financial institutions
September		Ended special public management
November		Commenced telephone banking services
January	2001	Changed name to Aozora Bank, Ltd.
April		Launched Aozora Direct Time Deposit as a product exclusively available through telephone banking
October	2002	Commenced over-the-counter sales of personal pension life insurance policies
March	2003	Moved headquarters
September		Through a common stock tender offer conducted in accordance with the Securities Exchange Law, all common stock of the Bank held by SOFTBANK CORP. was transferred to the ownership of Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC
October	2004	Launched Aozora Pocket Time Deposit (permits partial withdrawals before maturity)
June	2005	Launched Excellent First time deposit (callable time deposit)

Business Activities

- **Debentures**

  Issuance of debentures and discounted debentures

- **Deposits**

  Deposits

  Checking accounts, savings accounts, time deposits, deposits-at-notice, tax-savings deposits, non-residents deposits in yen and deposits in foreign currencies

  Certificates of deposit

  Limited to national and local public entities, bond management firms and other specified customers

- **Lending and guarantee of liabilities**

  Loans, discounts on promissory notes, guarantee of liabilities for equipment funds and long-term operating fund services
  Loans for long-term funds (term exceeding six months), other than equipment funds and long-term operating funds
  Loans for short-term funds (term of less than six months), limited to the total amount of deposits or corresponding funds
  Discounts on promissory notes, guarantee of liabilities and acceptance of promissory notes

- **Securities**

  Securities investment business
  Underwriting of public bonds
  Over-the-counter sales of public bonds, including national government bonds, and securities investment trusts
  Sales and purchase of securities products
  Receipt of payment for stocks or corporate bonds, and payment of dividends
  Registration of public bonds as a registered institution under the Corporate Bonds Registration Law
  Consignment business for soliciting or managing public bonds
  Trust business for secured corporate bonds

- **Domestic exchange**

  Such services as money orders between branches of the Bank and those of other banks, collection of payments, etc.

- **Foreign exchange**

  Remittance to foreign countries and other foreign currency-related businesses

- **Other services**

  Revenue agency for Bank of Japan and agency business for national bonds
  Receipt of public funds of local public entities, including Tokyo
  Agency business for: Japan Finance Corporation for Small and Medium Enterprise; Organization for Workers' Retirement Allowance Mutual Aid; Government Pension Investment Fund; Japan National Oil Corporation; and Welfare and Medical Service Agency
  Custody services
  Rental of safe-deposit boxes
  Lending of securities
  Commercial paper
  Interest rate, currency and other derivative transactions
  Over-the-counter sales of insurance products

Organization Chart

(To be planned in September 2005)



Chairman
President
Vice Chairman
HR Division
Internal Audit Division
Retail Banking Group
Corporate & Special Finance Group
Financial Institution Group
Financial Markets Group
Chief Financial Officer
Chief Technology Officer
Chief Risk Officer
Chief Credit Officer
Marketing Officers
Risk Management Division
Credit Division

0358

Office Directory
(As of July 20, 2005)

Overseas Network

• Representative Offices

New York Representative Office

Chief Representative
Toshiki Yoshizawa

Address
450 Park Avenue, 22nd Floor,
New York, NY 10022, U.S.A.
Tel: +1-212-759-3900
Fax: +1-212-759-3911

Singapore Representative Office

Head of South East Asia
Masanao Kobayashi

Address
6 Temasek Boulevard,
#23-02 Suntec Tower 4,
Singapore 038986,
Singapore
Tel: +65-6333-6781
Fax: +65-6333-6807

Seoul Representative Office

Senior Representative
Masayuki Ohga

Address
12th Floor, Kyobo Building, 1,
1-ka, Chongro, Chongro-ku,
Seoul 110-714,
Republic of Korea
Tel: +82-2-734-8120
Fax: +82-2-734-8126

Jakarta Representative Office

Chief Representative
Hiroshi Matsumoto

Address
17th Floor, Jakarta Stock
Exchange Building Tower II,
Jl. Jend. Sudirman Kav.
52-53, Jakarta 12190,
Indonesia
Tel: +62-21-515-5155
Fax: +62-21-515-5156

Domestic Network

• HEAD OFFICE
3-1, Kudan-minami 1-chome,
Chiyoda-ku, Tokyo 102-8660,
Japan
Tel: +81-3-3263-1111
Telex: J26921, J28788
(General)
NCBTOK
SWIFT: NCBTJPJT

• BRANCH OFFICES

Sapporo
1-4, Kita Sanjo-Nishi 4-chome,
Chuo-ku, Sapporo 060-0003
Tel: 011-241-8171

Sendai
2-1, Chuo 3-chome, Aoba-ku,
Sendai 980-0021
Tel: 022-225-1171

Shinjuku
37-11, Shinjuku 3-chome,
Shinjuku-ku, Tokyo 160-0022
Tel: 03-3354-1600

Shibuya
24-12, Shibuya 1-chome, Shibuya-ku,
Tokyo 150-0002
Tel: 03-3409-6411

Ueno
6-12, Ueno 2-chome, Taito-ku,
Tokyo 110-0005
Tel: 03-3835-7511

Ikebukuro
28-13, Minami-Ikebukuro 2-chome,
Toshima-ku, Tokyo 171-0022
Tel: 03-3988-0911

Chiba
3-1, Fujimi 2-chome, Chuo-ku,
Chiba 260-0015
Tel: 043-227-3111

Yokohama
4-1, Kita-saiwai 1-chome, Nishi-ku,
Yokohama 220-0004
Tel: 045-319-1588

Kanazawa
37, Takaokacho 2-chome,
Kanazawa 920-0864
Tel: 076-231-4151

Nagoya
5-28, Meieki 4-chome, Nakamura-ku,
Nagoya 450-0002
Tel: 052-566-1900

Kyoto
Oike-Kado, Kawaramachi-dori,
Nakagyo-ku, Kyoto 604-8006
Tel: 075-211-3341

Kansai
5-7, Honmachi 3-chome,
Chuo-ku, Osaka 541-0053
Tel: 06-6263-2512

Osaka
2-3, Namba 2-chome, Chuo-ku,
Osaka 542-0076
Tel: 06-4708-2051

Umeda
47, Kakutacho 8-chome, Kita-ku,
Osaka 530-0017
Tel: 06-6315-1111

Hiroshima
13-13, Motomachi, Naka-ku,
Hiroshima 730-0011
Tel: 082-211-0125

Takamatsu
6-1, Bancho 1-chome,
Takamatsu 760-0017
Tel: 087-821-5521

Fukuoka
14-18, Tenjin 1-chome, Chuo-ku,
Fukuoka 810-0001
Tel: 092-751-9627

Web site: http://www.aozorabank.co.jp/

Business Network

(As of March 31, 2005)


*All companies listed below are consolidated subsidiaries.
Aozora Bank, Ltd.
Banking operations
Head Office and branches
Main affiliate
Aozora Trust Bank, Ltd.
Securities services
Head Office and branches
Trust services
Main affiliate
Aozora Trust Bank, Ltd.
Trust services, banking operations
Other operations
Main affiliates
AOZORA Loan Services Co., Ltd.
Distressed loan servicing
Aozora Investment Co., Ltd.
Venture capital investment
Aozora Business Service Co., Ltd.
Administrative temporary staff services
Aozora Information Systems Co., Ltd.
Systems development
Blue Planet Corporation
Management consulting services
AZURE Funding
Investment vehicle

Subsidiaries at a Glance

(As of June 23, 2005)

(Millions of Yen, %)

Company Name	Location	Business Activities	Established	Capital	Aozora Bank Shareholding	Group Shareholding
Aozora Trust Bank, Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Trust services, banking operations	February 28, 1994	5,437	85.1	—
AOZORA Loan Services Co., Ltd.	13-5, Kudan-kita 1-chome, Chiyoda-ku, Tokyo	Distressed loan servicing	June 18, 1996	500	67.6	—
Aozora Investment Co., Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Venture capital investment	May 17, 1991	20	100.0	—
Aozora Business Service Co., Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Administrative temporary staff services	September 21, 1987	10	100.0	—
Aozora Information Systems Co., Ltd.	17-11, Kanda-Nishikicho 3-chome, Chiyoda-ku, Tokyo	Systems development	April 1, 1967	150	100.0	—
AOZORA SOFTWARE CORPORATION	17-11, Kanda-Nishikicho 3-chome, Chiyoda-ku, Tokyo	Systems development	May 9, 1973	12	—	100.0
Aozora Computer Co., Ltd.	21, Nikkocho 1-chome, Fuchu-shi, Tokyo	Computer operation	April 1, 1991	20	5.0	95.0
Blue Planet Corporation	17-11, Kanda-Nishikicho 3-chome, Chiyoda-ku, Tokyo	Management consulting services	April 20, 2001	370	55.1	—
AZURE Funding	Cayman Islands, British West Indies	Investment vehicle	August 6, 2004	0	—	—

Directors and Auditors, Executive Officers

(As of July 19, 2005)

Directors and Auditors

Chairman
Michael E. Rossi*

President
Hirokazu Mizukami*

Vice Chairman
Peter C. Hagan*

Director
Yoshihiko Miyauchi

Director
James Danforth Quayle

Director
Edward G. Harshfield

Director
Frank W. Bruno

Director
Jake Gam

Director
Yoichiro Iwama

Director
Pieter Korteweg

Director
Lawrence B. Lindsey

Director
John L. Steffens

Director
John C. Stomber

Director
Kiyoshi Tsugawa

Standing Corporate Auditor
Ken Shigihara

Corporate Auditor
Mitch R. Fulscher

Corporate Auditor
Akira Tachimoto

* *Concurrently serving as Executive Officer*

Executive Officers

Senior Managing Executive Officer
Yuji Inagaki

Senior Managing Executive Officer
Izumi Ogura

Senior Managing Executive Officer
David Hackett

Senior Managing Executive Officer
William Chute

Senior Managing Executive Officer
Lee Millstein

Senior Managing Executive Officer
Takeyoshi Morikawa

Senior Managing Executive Officer
Hiroshi Jinno

Senior Managing Executive Officer
Carlos A. Erchuck

Managing Executive Officer
Tomoaki Ishii

Managing Executive Officer
Hirokazu Takino

Executive Officer
Ryoichi Kawai

Executive Officer
Tadaaki Satoyoshi

Executive Officer
Katsutoshi Ishida

AOZORA BANK, LTD.

3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan
Tel: +81-3-3263-1111
Web site: http://www.aozorabank.co.jp/

Forward-Looking Statements
This annual report contains forward-looking statements regarding the Bank's financial condition and results of operations. These forward-looking statements, which include the Bank's views and assumptions with respect to future events, involve certain risks and uncertainties. Actual results may differ from forecasts due to changes in economic conditions.

Published: August 2005
Corporate Communication Group,
Financial Management Division,
Aozora Bank, Ltd.


AOZORA BANK, LTD.
SOYINK
This annual report is printed on recycled paper using soy ink.
Printed in Japan

Exhibit C

English Summary of Documents Filed With the Japanese Authorities

(TK) 02165/007/12G32B/description.japanese.document.doc

Exhibit C-1

Securities Registration Statement dated April 12, 2006 and amendments thereto dated April 10, 2006 and April 12, 2006.

Securities registration statement and amendments thereto, are required to be filed under Securities and Exchange Law of Japan when a company distributes through a public offering in Japan any new or exiting securities the aggregate offering price of which is ¥100 million or more. This securities registration statement filed in connection with Aozora Bank's initial public offering contain the terms and conditions of the offering, risk factors, reports by the independent auditors and other matters. This securities registration statement and amendments thereto was filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Kanto Local Finance Bureau and the main office of Aozora Bank for a certain period.

(TK) 02165/007/12G32B/description.japanese.document.doc

Exhibit C-2

Extraordinary Report dated October 13, 2006 and amendments thereto dated November 6, 2006 in connection with the initial public offering.

An extraordinary report is required under the Securities and Exchange Law of Japan to be filed in connection with certain events that will have a material effect on a company's consolidated results including certain securities offerings. The extraordinary report and amendments thereto, filed in connection with Aozora Bank's initial public offering, contain summary of the terms and conditions of the offering. This extraordinary report was filed with the Director of the Kanto Local Bureau and is available for public inspection at the Kanto Local Finance Bureau and the main office of Aozora Bank for a certain period.

Exhibit C-3

Securities Report for Application for Listing (Part I) dated June 30, 2006 and amendments thereto dated October 25, 2006.

A securities report for application for listing (part I) is required to be submitted to the Tokyo Stock Exchange under the Listing Regulations of the Tokyo Stock Exchange in connection with the listing application and sets forth, among other things, the results of operations of the applicant for the fiscal year prior to the one during which the application is submitted, including the following information.

Line item*	As of or for the fiscal year ended March 31, 2006 (in millions of yen)
Operating income	171,946
Net operating income	61,440
Net income	120,114
Total assets	5,995,947
Total liabilities	5,271,902

Note:

All figures are based on generally accepted accounting principles in Japan.

Exhibit C-4

Annual Securities Report dated June 30, 2006 and amendments thereto dated September 12, 2006.

An Annual Securities Report is required to be submitted to the Tokyo Stock Exchange under the Listing Regulations of the Tokyo Stock Exchange in connection with the listing application and sets forth, among other things, the results of operations of the company for the relevant fiscal year, including the following:

Line item*	As of or for the fiscal year ended March 31, 2006 (in millions of yen)
Operating income	171,946
Operating profits	61,440
Net income	120,114
Total assets	5,995,947
Total liabilities	5,271,902

Note:

All figures are based on generally accepted accounting principles in Japan.

(TK) 02165/007/12G32B/description.japanese.document.doc

Exhibit C-5

Explanatory materials and summary relating to the statement of financial results for the fiscal year ended March 31, 2006 dated May 22, 2006

Explanatory materials and summary relating to the statement of financial results presents, along with financial results and summary of loans and bills discounted, an outline related to consolidated capital ratio, operating profit, nonperforming claims, shares owned, debentures, loans, dividends distributions for public funds, assets received from life insurance companies and contributions to life insurance funds.

(TK) 02165/007/12G32B/description.japanese.document.doc

Exhibit C-6

Semi-Annual Securities Report dated December 20, 2005 and amendments thereto dated September 12, 2006.

Semi-Annual Securities Report is required to be submitted to the Tokyo Stock Exchange under the Listing Regulations of the Tokyo Stock Exchange in connection with the listing application and sets forth, among other things, the results of operations of the company for the relevant six-month period, including the following information..

Line item*	As of or for the fiscal year ended March 31, 2006 (in millions of yen)
Operating income	74,133
Net operating income	25,748
Net interim income	44,897
Total assets	4,827,865
Total liabilities	4,175,498

Note:

All figures are based on generally accepted accounting principles in Japan.

(TK) 02165/007/12G32B/description.japanese.document.doc

Exhibit C-7

Annual Securities Report dated June 30, 2005 and amendments thereto dated September 12, 2006.

Annual Securities Report is required to be submitted to the Tokyo Stock Exchange under the Listing Regulations of the Tokyo Stock Exchange in connection with the listing application and sets forth, among other things, the results of operations of the company for the relevant six-month period, including the following information..

Line item*	As of or for the fiscal year ended March 31, 2005 (in millions of yen)
Operating income	123,679
Operating profits	45,693
Net income	86,893
Total assets	4,775,486
Total liabilities	4,162,891

Note:

All figures are based on generally accepted accounting principles in Japan.

(TK) 02165/007/12G32B/description.japanese.document.doc

Exhibit C-8

Explanatory materials and summary relating to the statement of financial results for the six-month ending September 30, 2005 dated November 24, 2005.

Explanatory materials and summary relating to the statement of financial results presents, along with financial results and summary of loans and bills discounted, an outline related to consolidated capital ratio, operating profit, nonperforming claims, shares owned, debentures, loans, dividends distributions for public funds, assets received from life insurance companies and contributions to life insurance funds.

Exhibit D

Offering Memorandum dated November 6, 2006

OFFERING MEMORANDUM **CONFIDENTIAL**

615,809,000 Shares


AOZORA BANK

COMMON STOCK

This is a global offering of 615,809,000 shares of our common stock. The international managers named in this offering memorandum are offering 317,114,000 shares in an international offering outside of Japan. Concurrently, Japanese underwriters are offering 298,695,000 shares in a Japanese offering to the public in Japan. The selling shareholders named in this offering memorandum are selling all of the shares offered in the global offering, and we will not receive any of the proceeds. The selling shareholders have granted Nikko Citigroup Limited, as representative of the Japanese underwriters, an option to purchase up to an additional 50,804,000 shares in connection with over-allotments, if any, in the Japanese offering.

Our shares are currently not listed on any stock exchange. Application has been made for the listing and admission for trading of our common stock on the Tokyo Stock Exchange, Inc. It is expected that admission to listing of our common stock on the Tokyo Stock Exchange will become effective and that trading will commence on or about November 14, 2006.

The international managers are offering shares in offshore transactions outside the United States in reliance on Regulation S under the United States Securities Act of 1933, or the Securities Act. In addition, U.S. broker-dealer affiliates of the international managers are offering shares in the United States to institutions that are qualified institutional buyers, or QIBs, as defined in Rule 144A under the Securities Act. The shares may be resold or transferred only in accordance with the procedures described in "Transfer Restrictions."

THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO THE EXCEPTIONS REFERRED TO IN THIS OFFERING MEMORANDUM, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS.

Investing in the shares involves risks. See "Risk Factors" beginning on page 10.

OFFER PRICE ¥570 PER SHARE

The shares are offered by the international managers subject to receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part. It is expected that payment for the shares will be made in yen for value, and delivery of the shares will be made through the book-entry facilities of the Japan Securities Depository Center, Inc., or JASDEC, in Tokyo, on or about November 14, 2006.

Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers

Goldman Sachs International **Morgan Stanley** **Nikko Citigroup**

Managers

Credit Suisse **Fox-Pitt, Kelton** **Sandler O'Neill & Partners, L.P.**

November 6, 2006

No action has been or will be taken to permit a public offer of the shares in any jurisdiction except Japan. This offering memorandum may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in that jurisdiction. This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any shares to any person in any circumstances or in any jurisdiction in which it is unlawful to make such an offer, solicitation or sale. Neither the delivery of this offering memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts described in this offering memorandum or in our affairs since the date of this offering memorandum.

TABLE OF CONTENTS

We are furnishing this offering memorandum in connection with an offering not registered under the Securities Act solely for the purpose of enabling prospective investors to consider the purchase of the shares offered hereby. The information contained in this offering memorandum has been provided by us and other sources identified in this offering memorandum. Any reproduction or distribution of this offering memorandum, in whole or in part, and any disclosure of its contents or use of any information contained in it for any purpose other than considering an investment in the shares offered hereby is prohibited. Each offeree of the shares, by accepting delivery of this offering memorandum, agrees to the foregoing.

No representation or warranty, express or implied, is made by the international managers as to the accuracy or completeness of the information contained in this offering memorandum. This offering memorandum does not contain all the information that would be included in a prospectus for the offering of the shares if the offering were registered under the Securities Act. In making an investment decision, prospective investors must rely on their own examination of us and the terms of the offering of the shares, including the merits and risks involved.

THE SHARES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, OR ANY OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF OR IN THE UNITED STATES, NOR HAVE THE FOREGOING AUTHORITIES APPROVED THIS OFFERING MEMORANDUM OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan-related activities. Citigroup Global Markets Limited is authorized to conduct Japan-related business under the name Nikko Citigroup.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering memorandum, "we," "us" and "our" refer to Aozora Bank, Ltd. and, unless the context indicates otherwise, its consolidated subsidiaries, and "Aozora" refers to Aozora Bank, Ltd.

In this offering memorandum, references to "U.S. dollars," "dollars" and "$" refer to the currency of the United States, and references to "yen" and "¥" refer to the currency of Japan. For convenience, yen amounts translated into dollars in the financial statements included in this offering memorandum have been translated at the rate of ¥117.42 = $1.00, the prevailing rate of exchange in the Tokyo foreign exchange market on March 31, 2006. However, these translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.

In this offering memorandum, where information is presented in thousands, millions, billions or trillions of yen or thousands or millions of dollars, amounts of less than one thousand, one million, one billion or one trillion, as the case may be, have been truncated. Amounts presented as percentages have, in certain cases, been rounded to the nearest tenth of a percent. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our financial statements are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, which differ in certain respects from accounting principles generally accepted in other countries.

Information contained in this offering memorandum relating to:

- authorized, issued or outstanding shares of common stock;
- share ownership;
- per share dividends and other distributions;
- earnings per share, whether basic or diluted;
- preferred stock conversion rates, conversion prices or liquidation preferences; and
- other share-related information

reflects the completion of a 1-for-2 reverse stock split of our common stock and preferred stock effective as of September 11, 2006.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, or the Exchange Act, regarding the intent, belief or current expectations of our management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering memorandum. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this offering memorandum to reflect future actual events or developments. The information contained in this offering memorandum, including without limitation the information under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that might cause the forward-looking statements not to be realized.

OFFERING RESTRICTIONS

This offering memorandum is based on information we have provided and has been prepared on a confidential basis for use in connection with the offering. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the shares.

Each person receiving this offering memorandum acknowledges that:

- it has not relied on the international managers or any person affiliated with the international managers in connection with its investigation of the accuracy of that information or its investment decision; and

- no person has been authorized to give any information or to make any representation concerning us or the shares offered hereby other than as contained in this offering memorandum and, if given or made, the other information or representation should not be relied upon as having been authorized by us, any selling shareholder, any international manager or any U.S. selling agent.

Prospective purchasers in the United States are hereby notified that the seller of any shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A under the Securities Act.

The shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act, and are being offered and sold in the United States only to institutions that are QIBs in transactions exempt from the registration requirements of the Securities Act. See "Transfer Restrictions."

Until 40 days after the later of the commencement of the international offering and the delivery date of the shares, an offer or sale of the shares within the United States by a dealer (whether or not participating in the offering of the shares) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act. As used in this paragraph, the term "United States" has the meaning given to it by Regulation S under the Securities Act.

We will not recognize any resale or other transfer, or attempted resale or other transfer, of the shares made other than in compliance with the above-stated restrictions.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN MADE UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY OF THESE FACTS NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

We intend to furnish to the SEC information in accordance with Rule 12g3-2(b) under the Exchange Act. We have also agreed that so long as any of our shares of common stock are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, we will, unless we become subject to and comply with Section 13 or 15(d) of the Exchange Act or are exempt from the reporting requirements pursuant to, and comply with, Rule 12g3-2(b) under the Exchange Act, provide to each holder of restricted securities and to each prospective purchaser (as designated by the holder) of restricted securities, upon the request of the holder or any prospective purchaser, information required to be provided by Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders and prospective purchasers designated by the holders, from time to time of the restricted securities.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Japanese corporation organized under the laws of Japan. A majority of our directors and executive officers reside outside the United States, and a substantial portion of our assets and the assets of our directors and executive officers are located outside of the United States. As a result, it may not be possible for holders or beneficial owners of our shares to effect service of process within the United States upon us or any of our directors or executive officers, or to enforce judgments obtained in U.S. courts against us or any of our directors or executive officers, whether or not predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or any state thereof.

Under the Civil Procedure Law of Japan, the enforceability in Japanese courts of a final judgment (which is conclusive and no longer appealable) rendered in the United States is subject to the following:

- the U.S. court had jurisdiction, in accordance with Japanese laws or international treaties, with respect to the case for which the judgment was obtained;
- the defendant received service of process other than by public notice, or appeared before the U.S. court that rendered the judgment;
- the U.S. court procedures and the judgment obtained would not violate Japanese public policy; and
- there exists reciprocity between Japan and the state in which the judgment was obtained regarding recognition by courts in that state of a judgment obtained in Japanese courts.

In addition, enforceability of any such judgment may be barred if a conflicting final judgment has already been rendered by a Japanese court, or there is pending in a Japanese court a matter among the same parties and arising from the same facts and circumstances as those that gave rise to the action brought before the U.S. court. We have been advised by Nishimura & Partners, our Japanese counsel, that in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese courts there is in general doubt as to the enforceability of liabilities based solely on U.S. securities laws.

SUMMARY

You should read this summary together with the more detailed information, including "Risk Factors" and the financial statements and related notes thereto, appearing elsewhere in this offering memorandum.

Aozora Bank, Ltd. is a Japanese bank offering a broad range of credit and financial solutions to corporations, government bodies, regional financial institutions and individuals. We have consistently increased our profitability over the last five fiscal years by improving the quality of our loan portfolio and diversifying our business platform beyond traditional corporate lending to include new areas such as specialty finance, credit trading and fund investment.

Originally established in 1957, we emerged from temporary nationalization in September 2000, formulated a business revitalization plan and changed our name from The Nippon Credit Bank, Ltd. to Aozora Bank, Ltd. After Cerberus NCB Acquisition, L.P.'s acquisition of a majority of our shares of common stock in September 2003, our new senior management team and new Board of Directors accelerated our revitalization plan. We believe the fundamental improvements made in our business model, governance, risk management, organizational structure and overall culture underpin a strong platform for future growth.

For the fiscal year ended March 31, 2006, we recorded consolidated net income of ¥120.1 billion, with non-interest income accounting for 53.6% of net revenue. As of March 31, 2006, we had total assets of ¥5.9 trillion, stockholders' equity of ¥723.3 billion and a capital adequacy ratio of 19.47%. Following completion of the global offering, the Japanese government will continue to own our remaining convertible preferred stock.

Transformation as Aozora Bank

We are proud of the progress made over the past five years: from retaining our predecessor's dedicated workforce and long-standing relationships with regional financial institutions and business partners in Japan to implementing new risk management disciplines and global standard governance policies and recruiting additional financial expertise. Our leading accomplishments include:

Major improvements in credit quality, capital strength, revenue growth, revenue mix and costs

Our predecessor suffered severe credit quality problems following the collapse of Japan's bubble economy, having been overly reliant on interest income from secured lending and lacking in overall fiscal discipline and business diversification. The improvement in our financial condition and results of operations over the last five years is a clear departure from the past. We have:

- grown net revenue from ¥66.9 billion in the fiscal year ended March 31, 2002 to ¥114.2 billion in the fiscal year ended March 31, 2006, representing a compounded annual growth rate, or CAGR, of 14.3%;
- increased non-interest income from 11.1% of net revenue in the fiscal year ended March 31, 2002 to 53.6% in the fiscal year ended March 31, 2006;
- improved our ratio of general and administrative expenses to net revenue from 59.1% in the fiscal year ended March 31, 2002 to 43.3% in the fiscal year ended March 31, 2006, and over the same period achieved strong growth in corporate and retail deposits;
- reduced our non-consolidated ratio of nonperforming loans from 21.7% as of March 31, 2001 to 0.7% as of March 31, 2006. As of the later date, we had a total coverage ratio of 96.0%, the highest among major Japanese banks, according to publicly available data;
- systematically rebalanced our loan portfolio to reduce concentration risk while diversifying into new lending areas; and
- increased our total capital adequacy ratio from 15.13% as of March 31, 2001 to 19.47% as of March 31, 2006.

Strong corporate governance and an experienced, diverse management team

Our Board of Directors, the majority of which are non-executive members, includes directors with a range of banking and regulatory experience from Japan and overseas. Working with senior management, they help to set our overall strategy and to evaluate opportunities for future growth.

Our senior management team, which sets our overall strategy and oversees day-to-day operations, comprises highly experienced executives from major international financial institutions and seasoned professionals from Japan's financial services industry. Our Chairman and Chief Executive Officer, Michael E. Rossi, is a former Vice Chairman of Bank of America, our President, Hirokazu Mizukami, has over three decades of experience with The Sumitomo Trust and Banking Company, Limited, and our Vice Chairman, Kimikazu Noumi, is a former Senior Managing Director of The Norinchukin Bank.

We have changed our employee compensation system to introduce a transparent merit-based culture offering new opportunities to our existing employees, who are important to expanding our legacy business relationships, while attracting talented, mid-career hires with specialist expertise and a focus on developing new businesses.

Highly robust risk management infrastructure and a strong credit underwriting culture

We have completely revamped our credit policies and procedures and overall risk management process. Our Chief Credit Officer and Chief Risk Officer oversee teams of specialized professionals focused on providing thorough and rapid assessment of credit, market and operational risks in a manner that is integral to managing and monitoring our increasingly diverse operations and capital adequacy ratio requirements. We believe our risk management processes, together with ongoing improvements to our information technology systems and software applications, will enable us to make better informed and more rapid business judgments and will facilitate efficient Basel II implementation.

Business Opportunities and Strategy

With our experienced management team and expanding business platform, we believe that we are well-positioned to take advantage of an improving economic environment in Japan and opportunities abroad to achieve sustainable and balanced growth in our business. Since introducing our new marketing force in September 2005, we have demonstrated the ability to pursue robust yet prudent growth and take advantage of emerging business opportunities by:

- increasing our consolidated loan portfolio from ¥2.6 trillion as of September 30, 2005 to ¥3.4 trillion as of June 30, 2006, a 28.4% increase over the nine-month period, as compared to a 1.4% average increase for seven major Japanese banks for the same period, according to publicly available data published by those banks;
- adding 146 new business relationships with domestic corporate customers through our marketing force activities, including 75 new customers contributing an aggregate of ¥345 billion of our loans and bills outstanding as of June 30, 2006;
- generating ¥4.3 billion of fees and commissions from transactions involving new corporate customers during the nine-month period ended June 30, 2006;
- increasing our aggregate level of consolidated deposits from ¥2.3 trillion as of September 30, 2005 to ¥3.3 trillion as of June 30, 2006, a 43.5% increase over the nine-month period, as compared to a 0.7% average increase for seven major Japanese banks for the same period, according to publicly available data published by those banks; and
- adding 53 new deposit relationships with corporate customers holding an aggregate of ¥24.4 billion in institutional deposits with us as of June 30, 2006.

We are continuing to focus on opportunities for growth in our business through:

Expansion of our specialty finance, credit trading and fund investment businesses

We believe we are a leader in several specialty finance markets in Japan, including leveraged finance, non-recourse real estate lending and asset finance. To capitalize on our position in these growing markets, we have integrated underwriting with capital markets distribution of specialty finance

products while improving decision-making and accountability throughout our credit underwriting processes.

We also benefit from the expertise of our directors and senior management in making investments in credit trading and fund investments and we have selectively expanded our businesses outside of Japan in these areas. We established non-bank subsidiaries in London and Hong Kong to support these businesses and, as of June 30, 2006, held ¥184 billion of loans, which were principally leveraged loan participations outside of Japan, through overseas subsidiaries. We are seeking to expand our level of investment in the international credit markets.

Expansion of our domestic corporate lending business

Between March 31, 2002 and March 31, 2005, the size of our loan portfolio decreased as a result of our efforts to reduce nonperforming loans and risk concentrations. After completing this process, we commenced a program of selectively expanding our loan portfolio in response to improving market conditions and new business opportunities. Our consolidated loan portfolio has reached ¥3.4 trillion as of June 30, 2006, and we are pursuing further loan growth based on a range of factors, including:

- improving economic conditions in Japan;
- the continued activities of our marketing force in developing new clients with business needs suited to our strengths;
- additional incentives for relationship managers to expand relationships with existing clients; and
- utilizing our improved credit analysis processes to quickly evaluate and appropriately price new business opportunities.

We believe that our corporate lending business is integral to our overall growth strategy. Our corporate lending decisions are typically based on stand-alone profitability. In addition, we believe that growth in our lending business will lead to important cross-selling opportunities.

Leveraging valuable relationships

We believe our existing business platform offers significant additional growth opportunities by taking advantage of our relationships with:

- *our regional financial institution customers in Japan:* we have strong historical business relationships with more than 500 regional financial institutions developed primarily through distribution of our debenture products, including 88 domestic financial institutions which are among our current shareholders. Approximately 60 relationship managers in our Financial Institutions Group actively cover these institutions. Our historical business relationships with these customers include distribution of financial products, acquisition of nonperforming loans and other assets, and strategic advisory services. We are focused on expanding these business relationships over time with an emphasis on loan syndications, sales of collateralized loan obligations and risk management services.
- *our retail client base:* our affluent retail client base of over 200,000 accounts has an average asset balance of more than ¥6.5 million and is already an important funding source for our operations. We believe that targeted expansion of our retail operations with an emphasis on sophisticated wealth management solutions and enhanced retail banking services will also be an important source of additional fee income. We plan to open a new retail branch in central Tokyo by the end of 2006 and are reviewing plans to centralize our retail back-office operations and revitalize our retail branch network through the use of smaller and repositioned branches.

Deployment of capital to increase shareholder value

We intend to use our strong capital base to target new businesses and investments, while growing our existing businesses in a disciplined manner. As of March 31, 2006, we had a Tier I capital adequacy ratio of 19.12% and deferred tax assets accounted for only 3.8% of our Tier I capital. We are currently reviewing the anticipated effects on our capital adequacy ratio of planned implementation of Basel II risk-weighting requirements applicable to Japanese banks in March 2007. Based on our current

balance sheet, we expect our Tier I capital adequacy ratio after Basel II to continue to be substantially in excess of the 8% total capital adequacy ratio required for Japanese banks with overseas branches or banking subsidiaries.

We regularly evaluate new business opportunities in both Japan and overseas through our risk management framework and expect to deploy our capital strategically to enhance shareholder value.

Company Information

Our registered head office is located at 3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan. Our main telephone number is 81-3-3263-1111, and our corporate website is *www.aozorabank.co.jp.* The information on the website is not incorporated by reference into this offering memorandum.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

The following table sets forth summary consolidated financial data and other information for Aozora and, except as indicated, its consolidated subsidiaries. The summary consolidated balance sheet and income statement data as of and for the fiscal years ended March 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this offering memorandum. The summary consolidated balance sheet and income statement data as of and for the fiscal years ended March 31, 2002 and 2003 are derived from our audited consolidated financial statements not included in this offering memorandum. Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain respects from accounting principles generally accepted in other countries. The summary consolidated balance sheet and income statement data as of and for the three months ended June 30, 2005 and 2006 have been extracted without material adjustment from our unaudited consolidated quarterly financial information. Our quarterly financial information is prepared on the same basis as our annual and semi-annual financial statements, except that reserves for possible loan losses generally reflect application of the same historical loan-loss ratios as used at the end of the previous fiscal year and certain immaterial closing adjustments are omitted. Our results of operations for the three months ended June 30, 2006 are not necessarily indicative of the operating results to be expected for the fiscal year ending March 31, 2007 or for any other period.

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this offering memorandum.

	As of or for the Fiscal Year Ended March 31,					As of or for the Three Months Ended June 30,	
	2002	2003	2004	2005	2006	2005	2006(1)
	(Billions of yen, except per share data and percentages)						
Income statement data:							
Net interest income	¥ 59.5	¥ 59.5	¥ 63.7	¥ 58.8	¥ 53.0	¥ 13.6	¥ 10.7
Net fees and commissions	5.2	7.3	8.7	10.0	15.8	2.5	3.5
Net trading profits	0.5	3.4	2.8	5.8	7.7	0.5	1.2
Net other operating income	1.6	6.4	11.4	22.4	37.6	6.9	13.0
Net revenue(2)	66.9	76.8	86.7	97.1	114.2	23.6	28.6
General and administrative expenses	39.5	42.5	45.2	46.2	49.4	11.4	12.6
Net other income (expenses)	(9.1)	(13.6)	(10.4)	39.1	44.2	1.1	17.0
Income before income taxes and minority interests(3)(4)	18.1	20.6	31.1	90.0	109.0	13.3	33.0
Income tax expenses:							
Current	0.6	0.8	0.4	0.7	0.9	0.1	0.2
Deferred	(1.3)	(3.5)	(0.0)	(0.8)	(12.1)	(0.3)	(0.3)
Minority interests in net income	0.1	(0.0)	0.1	0.2	0.1	0.0	0.0
Net income	¥ 18.7	¥ 23.3	¥ 30.5	¥ 89.8	¥ 120.1	¥ 13.5	¥ 33.0
Balance sheet data:							
Securities	¥ 1,054.0	¥ 1,350.0	¥ 964.9	¥ 1,128.6	¥ 1,628.1	¥ 1,386.7	¥ 1,761.0
Loans and bills discounted	3,297.9	3,258.6	2,965.5	2,666.3	3,136.2	2,570.8	3,408.0
Total assets	5,684.0	5,885.6	5,176.0	4,775.4	5,995.9	4,823.2	6,454.6
Debentures	1,468.1	1,470.1	1,054.9	847.9	1,060.3	798.2	1,152.7
Deposits	2,164.6	2,537.1	2,588.0	2,374.5	3,196.3	2,336.1	3,372.0
Total liabilities	5,206.1	5,387.4	4,648.4	4,162.8	5,271.9	4,200.5	5,722.7
Total stockholders' equity(1)	477.0	497.5	526.8	611.8	723.3	621.1	731.2
Total equity(1)	—	—	—	—	—	—	731.8

	As of or for the Fiscal Year Ended March 31,					As of or for the Three Months Ended June 30,	
	2002	2003	2004	2005	2006	2005	2006(1)
	(Billions of yen, except per share data and percentages)						
Per share data(5):							
Common stockholders' equity	¥ 136.14	¥ 148.13	¥ 168.83	¥ 228.77	¥ 307.49	¥ 237.81	¥ 315.49
Fully diluted stockholders' equity(6)	225.49	235.16	249.03	289.19	341.93	293.61	345.66
Basic net income	10.75	14.04	19.09	60.97	82.29	9.54	23.32
Diluted net income	9.90	11.04	14.43	42.49	56.77	6.39	15.62
Capital adequacy data:							
Tier I capital adequacy ratio	12.88%	12.51%	15.01%	18.31%	19.12%	—	—
Total capital adequacy ratio	14.05%	13.30%	15.66%	18.70%	19.47%	—	—
Other data:							
Return on assets(7)(19)	0.33%	0.40%	0.59%	1.88%	2.00%	0.28%	0.51%
Ratio of stockholders' equity to total assets(7)	8.4%	8.5%	10.2%	12.8%	12.1%	12.9%	11.3%
Return on stockholders' equity(7)(8)(19)	3.92%	4.70%	5.79%	14.69%	16.60%	2.18%	4.52%
Business profit before general loan-loss reserve, non-consolidated(9)	¥ 25.9	¥ 33.4	¥ 42.4	¥ 49.6	¥ 64.2	¥ 11.9	¥ 15.9
Credit-related expenses, non-consolidated(10)	(3.0)	1.4	(6.5)	27.7	41.8	0.5	12.8
Operating profits(11)	14.3	8.9	7.6	45.6	61.4	11.4	19.9
Ratio of non-interest income to net revenue(12)	11.1%	22.5%	26.6%	39.4%	53.6%	42.5%	62.5%
Ratio of debentures and deposits to total liabilities	69.8%	74.4%	78.4%	77.4%	80.7%	74.6%	79.1%
Net interest margin(13)	1.1%	1.2%	1.3%	1.3%	1.0%	—	—
Overhead ratio(14)	59.1%	55.4%	52.1%	47.6%	43.3%	48.4%	44.1%
Disclosed claims under the Financial Reconstruction Law, non-consolidated(15)	¥ 489.5	¥ 202.5	¥ 88.6	¥ 98.4	¥ 21.0	¥ 102.5	¥ 16.1
Ratio of disclosed claims under the Financial Reconstruction Law to total claims, non-consolidated(16)	14.2%	6.0%	3.0%	3.8%	0.7%	4.1%	0.5%
Coverage ratio, non-consolidated(17)	88.2%	85.7%	94.6%	98.3%	96.0%	97.9%	95.0%
Reserve ratio, non-consolidated(18)	75.1%	67.5%	86.1%	94.5%	91.2%	93.7%	90.5%
Deferred tax assets	¥ 10.9	¥ 13.7	¥ 12.3	¥ 14.1	¥ 27.6	¥ 13.2	¥ 27.9
Deferred tax assets as a percentage of Tier I capital	2.3%	2.8%	2.4%	2.3%	3.8%	—	—

Notes:

(1) The financial data presented as of and for the three months ended June 30, 2006 reflects the effects of a new accounting standard for presentation of equity whereby certain deferred hedging gains or losses formerly reflected in relevant asset or liability line items are now required to be directly reflected in equity (net of tax effects). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recently Issued Accounting Pronouncements — Presentation of Equity."

(2) Net revenue is the sum of net interest income, net fees and commissions, net trading revenues and net other operating income.

(3) Until the fiscal year ended March 31, 2003, we accounted for credit derivatives in a similar manner to guarantee of liabilities. From the fiscal year ended March 31, 2004, credit derivatives have been marked-to-market, and valuation gains or losses are recognized currently. As a result, income before income taxes and minority interests for the fiscal year ended March 31, 2004 increased by ¥3,510 million.

(4) Until the fiscal year ended March 31, 2004, we accounted for hybrid financial instruments in their entirety on an accrual basis without separating embedded derivatives from the host contracts. From the fiscal year ended March 31, 2005, embedded derivatives have been marked-to-market, separately from host financial assets or liabilities, and valuation gains or losses are recognized currently. As a result, income before income taxes and minority interests for the fiscal year ended March 31, 2005 increased by ¥2,929 million.

(5) On August 8, 2006, our shareholders approved a 1-for-2 reverse stock split, which took effect on September 11, 2006. The per share data is presented as if the reverse stock split had been consummated at the beginning of the periods presented.

(6) Fully diluted stockholders' equity per share is calculated by dividing stockholders' equity at the end of the periods presented by the number of shares of common stock that would have been outstanding had all securities convertible into or options exercisable for common stock been converted or exercised at the relevant conversion or exercise price in effect at the beginning of the periods presented.

(7) Percentages are based on total assets or total stockholders' equity, as applicable, as of the end of the periods.

(8) Return on stockholders' equity is calculated by dividing net income for the periods by total stockholders' equity as of the end of the periods.

(9) Business profit before general loan-loss reserve consists of net interest income, net fees and commissions, net trading revenues and net other operating income minus general and administrative expenses.

(10) Credit-related expenses consist of expenses for the disposal of problem loans, loan write-offs, provision to (reversal of) specific reserve, provision to (reversal of) country risk reserve, loss on the sale of other receivables and other items, provision to (reversal of) general loan-loss reserve, and provision to (reversal of) reserve for credit losses on off-balance sheet instruments. Gains or reversals are presented as positive amounts.

(11) Operating profits *(keijo rieki)* is income before income taxes and minority interests, less extraordinary profits and extraordinary losses.

(12) Non-interest income is the sum of net fees and commissions, net trading profits and net other operating income. Net revenue consists of net interest income, net fees and commissions, net trading profits and net other operating income.

(13) Net interest margin is calculated by subtracting the average rates borne on interest-bearing liabilities from the average rates earned on interest-earning assets.

(14) Overhead ratio is calculated by dividing general and administrative expenses for the periods presented by net revenue for such periods.

(15) Includes loans and bills discounted, customer's liabilities for acceptances and guarantees, foreign exchange claims, securities lent, accrued income, suspense payments included in other assets and other exposure to or in respect of bankrupt and *de facto* bankrupt borrowers and doubtful claims, as well as loans and bills discounted classified as special attention claims.

(16) Ratio of disclosed claims under the Financial Reconstruction Law to total claims is calculated by dividing disclosed claims by total claims, which includes, in addition to loans and bills discounted, customer's liabilities for acceptances and guarantees, foreign exchange claims, securities lent, accrued income and suspense payments in other assets.

(17) Coverage ratio is calculated by dividing the sum of reserve for possible loan losses and collateral and guarantees by disclosed claims under the Financial Reconstruction Law.

(18) Reserve ratio is calculated by dividing reserve for possible loan losses by the difference between the disclosed claims under the Financial Reconstruction Law and collateral and guarantees.

(19) Quarterly data are not annualized.

The Global Offering

Global Offering	615,809,000 shares offered by the selling shareholders
Joint Global Coordinators	Goldman Sachs International, Morgan Stanley & Co. International Limited and Nikko Citigroup Limited
International Offering	317,114,000 shares
International Joint Lead Managers	Goldman Sachs International, Morgan Stanley & Co. International Limited and Citigroup Global Markets Limited
Japanese Offering	298,695,000 shares
Japanese Joint Lead Managers	Nikko Citigroup Limited, Goldman Sachs Japan Co., Ltd. and Morgan Stanley Japan Securities Co., Ltd.
Selling Shareholders	The selling shareholders are Cerberus NCB Acquisition, L.P., the Resolution and Collection Corporation, or the RCC, ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. Prior to the global offering, Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. together owned approximately 91.8% of our outstanding common stock and the Deposit Insurance Corporation of Japan, or the DIC, and its wholly-owned subsidiary, the RCC, together owned all of our outstanding shares of convertible preferred stock. The RCC will convert 174,534,000 shares of our Class C Series 5 preferred stock into 232,712,000 shares of our common stock for sale in the Japanese offering only. Assuming full exercise of the over-allotment option described below, the shares being offered in the global offering will represent approximately 40.4% of our outstanding shares of common stock upon completion of the global offering and Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. will together own approximately 52.6% of our outstanding shares of common stock. Following the global offering, the DIC and the RCC will own all of our Class A Series 4 preferred stock and our remaining shares of Class C Series 5 preferred stock, respectively, which together are convertible, at currently applicable conversion prices, into shares of common stock representing approximately 22.0% of our increased number of shares of common stock outstanding. For more information regarding the shares being offered in the global offering and our convertible preferred stock, see "Description of Our Capital Stock" and "Principal and Selling Shareholders."
Offer Price	¥570 per share.
Over-allotment Option	Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. have granted Nikko Citigroup Limited, as the representative of the Japanese underwriters, an option to purchase up to an aggregate of 50,804,000 additional shares solely to cover over-allotments, if any. See "Offering and Sale."
Dividends	The declaration, payment and amount of any dividends require a resolution of Aozora's Board of Directors and are subject to

	statutory restrictions as well as restrictions imposed by our business revitalization plan. Investors in the global offering will not be eligible to receive interim dividends, if any, declared and paid to shareholders as of September 30, 2006. The shares offered in the global offering, including shares being offered upon conversion of preferred stock, will entitle shareholders of record as of March 31, 2007 to receive the full amount of annual dividends, if any, declared for shareholders of record as of such date. See "Information Concerning Our Capital Stock — Dividend Policy" and "Description of Our Capital Stock — Common Stock — Dividends."
Withholding Tax................................	Unless reduced by an applicable income tax treaty, dividends payable to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan are generally subject to Japanese withholding tax at the rate of 7% for dividends payable on or before March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Aozora for whom the applicable rate is 20%. See "Taxation — Japanese Taxation."
Payment and Settlement...................	Payment for the shares will be made in yen for value, and delivery of the shares will be made through the facilities of JASDEC in Tokyo, on or about November 14, 2006.
Lock-up Agreements	Aozora and the selling shareholders have agreed with the joint global coordinators to lock-up arrangements, subject to some exceptions, for a period ending 180 days after the closing date of the global offering as described under "Offering and Sale."
Listing..	Application has been made for the listing and admission for trading of our common stock, including the shares being offered by this offering memorandum and to be issued upon conversion of our preferred stock, on the Tokyo Stock Exchange. It is expected that listing of our common stock on the Tokyo Stock Exchange will become effective and that trading will commence on or about November 14, 2006.
Use of Proceeds................................	We will not receive any proceeds from the sale of the shares by the selling shareholders.
Security Codes	ISIN: JP3711200000 Tokyo Stock Exchange Securities Identification Code: 8304 Common Code: 001227793 SEDOL: B1G1854

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this offering memorandum, before investing in our common stock. Any of the risks described below could result in a significant or materially adverse effect on our financial condition or results of operations, and a corresponding decline in the market price of our common stock.

Business Strategy Risks

We are exposed to new risks as we expand the scope of our business operations to diversify our product and service offerings.

Our business activities historically focused on extension of long-term loans to corporate customers and fundraising through the issuance of debentures to, and taking deposits from, corporations, financial institutions and individual customers. We are seeking to broaden our investment and credit-extension activities with corporations, financial institutions and individual customers by diversifying our product and service offerings. As part of these efforts, we are pursuing new and specialized financing opportunities both in Japan and overseas; converted into an ordinary bank in April 2006 to facilitate expansion of our retail banking operations; established non-bank subsidiaries in London and Hong Kong to expand our overseas presence in the leveraged finance market; and established a securities company subsidiary in April 2006. Expansion of our business activities exposes us to a number of risks and challenges, including the following:

- new business activities may offer less potential than we believe and may not become profitable within our expected time frames or at all;
- we may need to expand our risk management system to meet changing market conditions and a broad range of activities;
- it may be difficult for us to hire or retain personnel to conduct and supervise new business activities;
- we face increased regulatory requirements as we expand our business activities and geographic markets; and
- we must continually add to the capability of our information technology systems to support a broader range of activities, particularly services accessed directly by customers.

We also face significant challenges in our efforts to increase assets. Until the fiscal year ended March 31, 2005, we reduced our total assets as we focused on improving overall asset quality. However, beginning in the fiscal year ended March 31, 2006, we have pursued disciplined growth in our asset base in conjunction with the expansion of our operations in lending and non-lending businesses. We face a number of risks and challenges in executing this strategy, including the following:

- our corporate customer base is smaller than Japan's largest banking groups and we may face difficulties in acquiring new corporate customers;
- increased competition in the Japanese banking industry has made it difficult for us to compete for new lending opportunities; and
- potential market growth in areas in which we are focusing resources, such as non-recourse loans and leveraged finance, may be limited due to market changes, customer preferences, regulatory and macroeconomic policies and other factors.

The continuing low interest rate environment in Japan also has made it difficult for us to improve net interest margins and to obtain appropriate risk-based pricing in commercial lending. Due to these factors, we may extend credit at rates lower than we have targeted for the relevant borrower's credit rating, taking into account the overall profitability of the relationship, in order to maintain the relationship and obtain related business. Although interest rates in Japan have begun to rise after the Bank of Japan expressed its intent to change its quantitative monetary policy in March 2006 and subsequently raised basic loan rates in July 2006, the changing interest rate environment may present ongoing challenges to our strategy to expand our core lending business.

The success of our growth strategy depends on our ability to develop and introduce innovative products and services for our targeted customers in a timely manner.

We seek to develop and introduce innovative products and services with features not offered by our competitors. For example, over the past several years, we have introduced several new products and services that included features unique to the Japanese market at the time of introduction, such as derivative-embedded loans for corporate clients, derivative-embedded time deposits, and principal-guaranteed time deposits for retail customers that offer higher yields but are callable. We may face obstacles in achieving the targeted levels of customer acceptance for new products and services we may offer in the future. In addition, new products and services may present risks and challenges of a type with which we have limited experience. We may also not be able to address these risks and challenges to compete effectively in new business areas. Additionally, as many of our product and service offerings compete with similar offerings by competitors, we may be subject to limited profit margins.

Regional financial institutions have been an important customer base for a variety of our investment products and increased competition for these customers may limit our expected growth in this business.

We have strong historical relationships with many regional financial institutions in Japan. We believe these historical relationships provide us with a competitive advantage and we intend to increase our product and service offerings to these customers. However, increased competition from banks in our market may have an adverse impact on our profit margins with respect to transactions with regional financial institutions and, if we are unable to successfully compete for transactions in this area over time, we may experience slower growth or unanticipated declines in revenues derived from product and service offerings to these customers.

We may face challenges in executing our growth strategy for retail banking.

We received our license to operate as an ordinary bank on April 1, 2006 and are expanding our retail banking operations with a broader range of wealth management products and services. We intend to invest a significant level of personnel and information technology system resources in our retail banking operations. Specific challenges we face include the following:

- we have a shorter operating history and smaller retail customer base than Japan's largest banking groups and may face difficulties in acquiring new retail banking customers and in further establishing the Aozora brand in this area;
- our retail banking business requires significant information technology systems upgrades, which may require significant resources and time to educate employees with new information technology systems;
- we have fewer branches than the leading Japanese retail banks, which may limit potential growth in the number of our retail banking customers;
- our plans to remodel and expand our branch network may not be successful in attracting new retail banking customers, and we may be unable to identify and lease appropriate new branch locations; and
- our competitors are taking steps to improve their own service offerings, making it more difficult to differentiate ourselves, and new retail banking investment products we introduce may not gain wide acceptance among our customers.

An inability to successfully expand our retail banking operations could hamper our efforts to diversify revenues and funding sources and, as a result, may adversely affect our results of operations and financial condition.

We continue to implement changes to our business processes and information systems, and any delays in these changes could hinder our business strategy.

We are continuing to make fundamental changes to our business organization and processes in order to enhance performance, increase our efficiency and reduce risks. In our core lending business, we have created teams dedicated to marketing. We have also introduced a performance based personnel evaluation and compensation system which is being extended throughout our organization;

commenced implementation of a multi-year program to migrate our information technology systems to a modern, integrated platform designed to reflect developing global best practices in banking processes, over time, and risk management; and strengthened our risk management system to better evaluate risk and assist management in making decisions. Many of these changes are ongoing and carry accompanying risks. If, for example,

- training and recruitment of employees to implement a more sales and performance-oriented culture prove more difficult than expected,
- enhanced systems and applications are not in place in a timely fashion to support new initiatives or their implementation disrupts existing operations, or
- information or analytic tools needed to assess risk in existing and new operations are not readily available to management,

then our efforts to efficiently provide a broader range of products and services to our customers may take longer than anticipated. Any such delays could limit our potential growth and increase our expenses.

Our financial condition and results of operations may be adversely affected if we enter into joint ventures, strategic alliances or acquisitions that do not yield the expected returns or other benefits.

We regularly evaluate joint ventures, strategic alliances and acquisitions. We expect to continue to seek strategic alliances and acquisitions in a variety of business areas, but we may not be able to identify attractive opportunities. Any ventures or acquisitions we consummate may not be profitable and we may fail to recover investments or expenditures made. We may also face challenges in integrating acquired businesses, including retaining key personnel and extending our financial and management controls into acquired businesses. Integration of new businesses may also require significant management resources.

Credit Risks

We may incur significant credit-related costs in the future.

Although we have significantly reduced problem loans since our privatization in September 2000, borrowers in our loan portfolio could experience weak business performance, which could adversely affect their creditworthiness. Our problem loans and credit-related costs could increase if:

- businesses of borrowers underperform our expectations or unforeseen changes or events occur that would materially adversely affect their businesses;
- economic conditions in Japan or the global economic environment generally deteriorate;
- the value of real estate and other collateral or guarantees supporting our loans decreases;
- the regulatory requirements for establishing reserves for credit losses change; or
- the quality of our loan portfolio is adversely affected by other factors.

In addition, we may in the future provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may refrain from exercising some or all of our rights as a creditor against troubled borrowers based on relational and other considerations, issue covenant waivers under loan agreements or forgive loans in connection with debt restructuring. These practices could increase exposure to troubled borrowers and risks of future credit-related costs.

We are exposed to concentration risks, including with respect to the Japanese real estate industry.

Our top ten borrowers accounted for 18% of our loans and bills outstanding on a non-consolidated basis as of March 31, 2006. Defaults by one or more of our largest borrowers or a significant change in our relationships with one or more of our largest borrowers could have an adverse effect on our results of operations and financial condition.

As of March 31, 2006, 23% of our outstanding loans and bills discounted on a non-consolidated basis were secured by real estate. In addition, as of March 31, 2006, our outstanding loans and bills discounted to borrowers in the real estate industry accounted for 23% of our total loans and bills

discounted on a non-consolidated basis. As a result, any downturn in real estate market values or the real estate industry as a whole could adversely affect the credit quality of our loans secured by real estate or the credit worthiness of our real estate industry borrowers and require us to take additional reserves or recognize additional credit costs.

In addition, our non-recourse loan balances increased during the fiscal year ended March 31, 2006 and as of that date accounted for 8% of our loans and bills outstanding on a non-consolidated basis. Although generally secured by the underlying real estate, non-recourse loans are extended on the basis of expected cash flows and are not limited by the disposition value of the real estate collateral. As a result, we may suffer potential losses if expected cash flows are not realized, the disposition value of the collateral is insufficient and the borrower is unable to make payments in a timely manner.

Our reserves for possible loan and other credit losses may be insufficient.

We determine our reserve for possible loan losses based on historical loss rate experience as well as assumptions and estimates regarding the financial condition of our borrowers, the value of collateral we hold and general economic conditions. We also calculate our reserve for credit losses on off-balance sheet instruments, which mainly consist of loan commitments with borrowers, using loss rate estimates. Our actual loan and credit losses could prove to be materially different from our estimates and could exceed our reserves. If general economic conditions deteriorate, causing us to change some of our assumptions and estimates or causing the financial condition of our borrowers to deteriorate, if the value of collateral we hold declines or if we are adversely affected by other factors to an extent worse than anticipated, we may have to provide additional reserves and our results of operations, financial condition and capital base may be adversely affected.

For a discussion of our reserve policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" and "— Financial Condition — Loan Portfolio — Reserves for Credit Losses."

Market Risks

We may incur losses from our trading and investment activities due to market fluctuations and volatility.

We undertake extensive trading and investment activities involving a variety of financial instruments, including debt securities, hedge and other funds and derivatives, both in Japan and abroad. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and bond market prices, as well as stock market fluctuations. For example, increases in interest rates generally have an adverse effect on the value of our fixed income securities portfolio. In addition, downgrades of the credit ratings of, or defaults on, some of the debt securities that we hold in our portfolio could result in losses and adversely affect our results of operations.

During the fiscal years ended March 31, 2005 and 2006, we significantly increased our investments in a diversified portfolio of hedge funds and private equity funds. These investments are recorded on our balance sheet as securities, and significant portions of current gains or losses related thereto are accounted for on our income statement as "other operating income" or "other operating expenses" for the relevant periods. Other portions of unrealized gains or losses on these investments are recorded directly into stockholders' equity. These investments may increase our exposure to general market risks and fluctuations in value due to changes in prices or other factors and may significantly affect our reported results of operations in particular periods.

Our investments in loans and other assets may not generate the returns we expect and may contribute to volatility in our results of operations.

From time to time, we have made and may continue to make strategic investments in various forms, including lending arrangements and equity investments either directly as principal or indirectly as a member of a syndicate or consortium. For example, in April 2006, we entered into an agreement to acquire a non-controlling minority equity interest in FIM Holdings LLC, through which a consortium of investors led by Cerberus Capital Management, L.P. intends to purchase a 51% controlling interest in General Motors Acceptance Corporation. See "Management — Certain Related-Party Transactions." Although we generally make these investments in situations where we believe our investment will

generate positive returns, actual results may be significantly less than our expectations and we may lose the value of our investment. Similarly, we may not be successful in identifying attractive investment opportunities in any particular period and our results from these activities may fluctuate widely from period to period.

Expansion of our overseas operations, including our investment and trading activities, exposes us to additional risks.

Although we operate primarily in Japan, we also have significant investments in other markets and actively evaluate business and investment opportunities in other markets. For example, in June 2005, we established Aozora Asia Pacific Finance Limited, a non-bank subsidiary in Hong Kong, to expand our investment in non-Japan Asia loan assets. In March 2006, we also established a non-bank subsidiary in London to expand our leveraged finance business in North America and Europe. As we enter into transactions and conduct additional business outside of Japan, our business will increasingly be subject to risks and challenges generally associated with international operations and investing. These include:

- transactional and translation risks with respect to foreign interest rate and currency fluctuations;
- differing tax and regulatory environments, particularly with respect to the provision of financial services and the making of direct investments;
- changes in social, political and economic conditions affecting foreign markets; and
- the need to recruit personnel with appropriate product skills and local market knowledge.

These risks are heightened to the extent we invest in asset classes or geographical regions with which we have limited experience.

Refinancing risk could impair our results of operations and financial condition.

Although we have increasingly diversified our funding sources, we still face risks relating to funding liquidity, and substantial amounts of our debt obligations mature each year. We depend on our ability to continue to successfully attract deposits and sell debentures to refinance our debt obligations at commercially acceptable rates. As these obligations become due, we may need to find alternative sources of financing even if market conditions are unstable. Our financial condition and results of operations could be adversely affected if we are not able to raise sufficient funds at acceptable terms to refinance maturing debt. If our liquidity becomes restricted due to a worsening of our results of operations or financial condition, damage to our reputation, a downgrade of our credit ratings, a general downturn in the Japanese economy or instability in the financial system generally, we may incur higher funding costs or experience cash flow difficulties, which could adversely affect our results of operations and financial condition.

Risks Relating to Our Capital Adequacy

We are required to maintain our capital adequacy ratio above a minimum level.

We are subject to bank capital adequacy guidelines adopted by the Financial Services Agency, or the FSA. We had a capital adequacy ratio of 19.47% as of March 31, 2006, well above the minimum ratio of capital to risk-adjusted assets of 4.0% required of Japanese banks without overseas branches or banking subsidiaries. If we are approved to establish overseas branches or banking subsidiaries, however, we will be required to maintain a minimum capital adequacy ratio of 8.0%. Any failure to maintain the then applicable minimum capital adequacy ratio may result in administrative actions or sanctions, which may affect our ability to conduct our business. Factors which might decrease our capital adequacy ratio include:

- acquisitions of businesses or assets;
- the potential redemption of our preferred stock held by the Japanese government;
- the potential impact on our capital adequacy ratio calculations from the FSA's expected adoption of updated capital adequacy guidelines from the fiscal year ending March 31, 2007, in keeping with the new framework, or Basel II, agreed by the Basel Committee on Banking Supervision and Supervisory Practices, or the Basel Committee. The main changes expected in the updated guidelines include application of a credit risk weighting method depending on either an internal

credit rating of borrowers or external ratings of borrowers, allocation of risk assets in relation to operational risk and supervisory review of the process of evaluating risk measurement and capital adequacy ratios; and

- declines in the market values of our securities portfolios or other investments, including our hedge fund and private equity fund investments.

Risks Relating to Our Preferred Stock

The Japanese government could seek to exercise increased influence over the management of our operations.

As the holder of our Class A Series 4 preferred stock and Class C Series 5 preferred stock, the Japanese government has the ability to influence the management of our operations. The approval of the holder of each class of preferred stock is required for certain significant corporate actions, including certain amendments to our articles of incorporation. Moreover, if we fail to pay dividends, the holders of preferred stock are entitled to vote with our common shareholders on a basis which would currently allow the holders of preferred stock to cast a significant percentage of the outstanding votes. In addition, although a portion of our Class C Series 5 preferred stock will be converted into common stock and sold in the global offering, both classes of our remaining outstanding preferred stock will be convertible at the option of the holder with mandatory conversion into shares of common stock in 2018 for the Class A Series 4 preferred stock and in 2012 for the Class C Series 5 preferred stock. The FSA has announced guidelines on the conversion and disposal of preferred stock of Japanese banks owned by the Japanese government as described under "Supervision and Regulation — Governmental Measures to Treat Troubled Institutions and Address Problem Loans — The Early Strengthening Law and the Financial Reconstruction Law."

As a recipient of public funds, we are required to prepare and periodically update a business revitalization plan. We submitted the most recent update to our business revitalization plan to the FSA in August 2005. If we fail to achieve our plan targets, the FSA may require us to take remedial measures, which could include replacing our senior management.

Although we have no legal obligation to redeem or repay our preferred stock held by the Japanese government, our goal under our business revitalization plan is to accumulate enough distributable retained earnings to redeem all of the preferred stock remaining outstanding after completion of the global offering by the end of the fiscal year ending March 31, 2011. Accordingly, while we continue to operate under our business revitalization plan, our ability to use distributable retained earnings to pay dividends on our common stock for a particular fiscal year could be subject to FSA review and practical restrictions. In addition, if we fail to achieve our plan targets we may not be able to redeem or repay the preferred stock as planned.

Operational Risks

Our risk management policies and procedures may not address unidentified or unanticipated risks.

Operational risk is inherent in our business and can manifest itself in various ways, including malfunctioning or inappropriate internal processes, human errors, employee misconduct and other external factors. We also face legal and regulatory risks. We have devoted significant resources to developing our risk management policies and procedures and expect to continue to do so in the future. Despite this, and particularly in light of the rapid evolution of our operations, product and service offerings and information technology systems, our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective. As we seek to expand the scope of our operations, we may be unable to develop risk management policies and procedures that are properly designed for those new business areas.

We must hire and retain qualified employees to succeed in implementing our business strategy.

A key element of our business strategy is to attract and retain employees with sufficient professional experience and specialized product knowledge to take advantage of our existing market position and customer relationships. We require employees with specialized training and experience in areas such as leveraged finance, real estate finance, hedge fund and private equity investments, accounting and compliance matters, and information technology systems infrastructure. Moreover, as we expand our business operations, we will need to hire additional personnel to build and run those operations. We face competition for highly skilled business, technical and other personnel from other commercial banks, investment banks, consumer finance companies and other financial services providers. Accordingly, we may not succeed in attracting, integrating and retaining appropriately qualified personnel.

The departure or retirement of senior management could adversely affect our ability to manage our business or implement our business strategy.

Our continued success will depend to a significant extent on the efforts and abilities of our senior management. Although we believe we have strengthened the depth of our management team, any departures or retirements by our key senior management, including our Chairman and Chief Executive Officer, Michael E. Rossi, our President, Hirokazu Mizukami, and our Vice Chairman, Kimikazu Noumi, could adversely affect our operations and our ability to manage our business and implement our business strategy. For more information on senior management, see "Management."

Our business strategy calls for increased reliance on information technology systems, and any failures or delays in their development or implementation could harm our operations.

We are implementing a multi-year program to migrate our information technology systems from outdated legacy systems to a modern, integrated platform designed to reflect global best practices in banking processes and, over time, risk management. There is a risk, however, that our legacy system platform may fail to operate effectively before it can be retired or replaced and we face ongoing operational risks associated with the legacy system platform arising from its complexity and associated operational processes. There are also risks associated with the migration of data and processing operations from the legacy system environment to our newly developed systems. These include the risks that our new technology systems and processes fail to operate appropriately or give rise to new challenges or weaknesses in maintaining internal controls and preparing our books and records and financial statements.

Our hardware and software are also subject to damage or incapacitation by human errors, natural disasters, sabotage, hacking or computer viruses, as well as other external factors. Also, as is the case for many other Tokyo-based companies, our physical locations are subject to earthquake risk, particularly our information technology centers in Shiohama and Fuchu, Tokyo. The redundancy incorporated into our information technology systems may not be sufficient. In addition, our continuity of business plans may not address all contingencies that could arise in the event of a major disruption of services.

Any failure of our information technology systems due to natural disasters or other factors could harm our customer relationships, expose us to lawsuits or administrative sanctions or otherwise adversely affect our results of operations or financial condition.

Our operations could be disrupted if there are interruptions or stoppages in important services provided by third parties.

We rely on third-party providers for a number of services that are critical to our operations, including the operation of our data storage facility at Shiohama, maintenance and support for our legacy mainframe computer systems, payroll services and other back-office operations. If our third-party service providers cease to provide us services, or we experience problems with their services and we are not able to find replacements to provide similar services on comparable terms and on a timely basis, our operations may be disrupted. In addition, industry or other developments may cause third-party service providers to seek to increase the service fees they charge which could increase our expenses.

Employee or customer fraud and other misconduct could subject us to losses and regulatory sanctions.

We are exposed to potential losses resulting from fraud, negligence and other misconduct by employees and customers. Employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide unauthorized or unsuccessful activities, improperly use confidential information, fraudulently solicit customers or otherwise abuse customer confidences. Customers may engage in fraudulent activities, including fraudulent use of customer accounts or the use of false identities to open accounts for money-laundering, tax evasion or other illegal purposes. Our background checks may not be sufficient to detect and prevent customers with relations with anti-social groups from opening accounts or conducting other transactions with us. Because of our large number of employees and customers, individual instances of such fraud or other misconduct are difficult to prevent or detect and we may not be able to fully recover losses caused by these activities. We may be subject to regulatory sanctions with respect to these activities and our reputation may also be damaged as a result.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

In recent years there have been many publicly reported instances of personal information and records in the possession of corporations and institutions being leaked or improperly accessed. Under Japanese law, if personal information about our customers is leaked or improperly accessed and subsequently misused we may be subject to civil and other liability and regulatory action. The standards of care that apply to us in this regard became more stringent in April 2005, when the Law Concerning Protection of Personal Information came into full effect. In the past we have had incidents in which customer data have been improperly disclosed or lost. Although we have enhanced our risk management systems in this area, our systems may not be effective and any future incidents may lead to administrative sanctions by the FSA, or to civil or other liabilities and could create a negative public perception of our operations, which may in turn harm customer and market confidence in us.

Risks Relating to Our Financial Condition

A downgrade of our credit ratings could have a negative effect on our results of operations.

In the event of a downgrade of our credit ratings by one or more credit rating agencies, we may be subject to a range of adverse consequences, including potential termination of agreements, less favorable terms in our transactions with counterparties, higher costs raising short-term funds from the inter-bank market and other capital raising activities, and inability to enter into certain transactions, such as derivative transactions, which may adversely affect our results of operations.

Losses relating to our pension plans and a decline in returns on our plan assets may increase our pension costs.

Our pension costs may increase if the fair value of our pension plan assets declines, or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligation are based, such as a decline in the expected rate of return on plan assets. Future decreases in the expected rate of return may result in our incurring greater costs. In addition, we may have to recognize expenses related to the recognition of previously unrecognized prior service costs as a result of plan amendments. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense.

Risks Relating to the Japanese Financial Services Industry

We may be adversely affected if economic conditions in Japan again worsen.

Most of our operations are based in Japan and, as a result, our financial condition and results of operations are primarily affected by developments in the Japanese economy. Throughout the 1990s, and until recently, the Japanese economy performed poorly due to a number of factors, including weak consumer spending, low capital investment by Japanese companies and sharp declines in real estate and stock prices. These conditions produced substantial numbers of corporate and individual bankruptcies and the failure of several major financial institutions. While the Japanese economy has recently experienced a moderate recovery, if economic conditions again worsen as a result of

geopolitical risks, rising energy prices, a loss of confidence in the accounting or other corporate governance systems in Japan or other factors affecting the domestic or global economy, we could experience weakness in our businesses, as well as deterioration in the credit quality of our loan portfolio or the value of related collateral, which could adversely affect our results of operations and financial condition.

The market for financial services in Japan is increasingly competitive.

Ongoing deregulation, the efforts of many Japanese banks, including us, to diversify sources of income and the expanded presence of foreign institutions and investors have made the Japanese market for financial services highly competitive. We compete with various types of financial services companies, some of which have advantages over us. Our major competitors include:

- *Japan's largest banking groups:* Mitsubishi UFJ Financial Group, Mizuho Financial Group and Sumitomo Mitsui Financial Group are each much larger than us in terms of assets, customer base, branch network and employee headcount. These groups also all have significant investment banking operations and securities subsidiaries or affiliates and are actively pursuing strategies to diversify their revenues.
- *Other retail and commercial banking institutions:* These include Shinsei Bank, Citibank, online banks and regional banks.
- *Trust banks:* These include Mitsui Trust Holdings, Sumitomo Trust and Banking Company, Limited and other trust banks, which focus on affluent and emerging affluent retail customers.
- *Major investment banks:* These include both domestic investment banks and the Japanese affiliates of the major international investment banks. We face competition from these entities in a variety of areas, including our corporate advisory, specialty finance, and derivative sales activities.
- *Government-controlled and government-affiliated entities:* There are a number of government-controlled and government-affiliated entities that compete with private financial institutions in Japan. For example, in Japan's retail banking sector, Japan's postal savings system, operated by Japan Post, remains the largest single deposit-taking institution. Other government controlled or affiliated entities with which we compete include the Japan Finance Corporation for Small and Medium Enterprises, the National Life Finance Corporation and The Government Housing Loan Corporation. The Japanese government has recently begun steps to privatize or eliminate government-controlled and government-affiliated entities. In some cases, the integration or privatization of these government institutions may create new competitors. Also, a general reversal of policies to reduce government participation in financial markets could have a long-term adverse impact on our business.
- *Other financial services providers:* We also compete, directly or through subsidiaries and affiliates, with loan servicing companies, consumer finance companies, private equity funds and other types of financial service providers.

We anticipate increased competition across our current range of businesses, and many of our current and future competitors may have significantly more resources than we do. We have been increasing our fees and commission income earned through our business offerings in investment trust funds, syndicated loans, debtor-in-possession, or DIP, finance and commitment lines; however, intensifying competition may reduce the fees and commissions we are able to charge and may adversely affect our results of operations. In addition, in our lending and deposit-taking businesses, in particular, we expect to experience continued pressure on profit margins which could adversely affect our profitability.

Adverse regulatory developments or changes in government policies, economic controls or accounting rules could have a negative impact on our results of operations.

We conduct our businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets in which we operate. Future changes in regulations or fiscal or other policies and their effects on us are unpredictable but could have important consequences for our businesses.

Although Japan's financial services market has undergone significant deregulation in recent years, we remain subject to extensive regulation and oversight as a financial institution. In addition to capital adequacy rules and a variety of other general banking regulations under the Banking Law, we are subject to specific FSA supervision with regard to our business revitalization plan. As a bank, we are subject to regular inspections by the FSA and other governmental agencies with respect to both our operations generally and our loan classifications. We are also subject to regulations related to direct and indirect non-banking activities, including limitations that could constrain us from pursuing otherwise attractive business opportunities. In addition, we are subject to governmental regulation and supervision in each of the overseas jurisdictions in which we conduct operations as a financial institution. Any failure to comply with relevant laws and regulations could result in sanctions, penalties or reputational damage.

The FSA and other governmental agencies conduct regular and special inspections with respect to financial institution operations generally, including reviews of loan classifications. In recent years, the FSA has encouraged a stricter evaluation of claims by Japanese financial institutions, and its inspections of financial institutions have generally resulted in the identification of more problem claims than had been initially reported by the financial institutions inspected. While we believe that our current internal evaluation standards for problem claims reflect current FSA guidelines, we may be encouraged to apply even stricter evaluation standards in the future, which could result in an increase in our problem claims and credit-related expenses. Any of the changes referred to above or any responsive action that may be taken by us, whether as a result of regulatory developments or inspections, could have a materially adverse effect on our business and results of operations.

On June 14, 2006, the Japanese Diet adopted legislation to amend the Securities and Exchange Law. This amendment involves substantial changes to the Securities and Exchange Law, such as expansion of the scope of application to financial derivatives and derivative-embedded financial products as well as securities. The amendment will be accompanied by various amendments to other laws, including the Banking Law. These amendments implement more stringent regulatory requirements in certain areas of the financial industry, and at the same time permit certain kinds of new financial businesses which were previously prohibited under the Banking Law. These and other new laws and regulations may lead to an increase in our costs of compliance and intensified competition across our range of businesses. See "Supervision and Regulation — Recent Developments."

Changes in interest rates could adversely affect our results of operations.

Our profitability is dependent to a significant extent upon net interest income. Changes in interest rates may not produce equivalent changes in interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Furthermore, increases in interest rates may result in an increase in problem loans to borrowers with variable-interest loans or rising interest expense because of the early withdrawal of low-interest deposits. Accordingly, although we generally seek to maintain a high level of interest rate neutrality, changes in prevailing interest rates generally could adversely affect our profitability. The Bank of Japan maintained a quantitative monetary easing policy beginning in 2001, keeping interest rates at levels near zero percent until July 14, 2006, when the Bank of Japan raised the complementary lending facility basic loan rate to 0.4% and encouraged the uncollateralized overnight call rate to rise to around 0.25%. Future interest rate volatility may adversely affect our results of operations.

Risks Relating to Our Shares

The selling shareholders will retain a significant level of ownership after the global offering, which will limit the ability of public investors to influence corporate actions.

Upon completion of the global offering Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. will continue to hold 37.4%, 9.0% and 9.0% of our outstanding common stock, respectively (or 35.4%, 8.5% and 8.5%, respectively, assuming full exercise of the Japanese underwriters' over-allotment option). Accordingly, Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. will continue to have the ability to influence important decisions regarding our operations, including the election of directors, the sale of material assets or businesses, mergers, amendments to our articles of incorporation, future issuances of stock or other securities and the declaration of dividends. Under the terms of notes issued by each limited partner of Cerberus NCB Acquisition, L.P., which will be secured by a pledge of the shares of

our common stock held by Cerberus NCB Acquisition, L.P. after the completion of the global offering, the notes must be redeemed or each limited partner must offer to repurchase the notes if, among other reasons, Cerberus NCB Acquisition, L.P. and its affiliates fail to maintain an interest of at least 33.4% in our common stock or to nominate a majority of our directors or if the market value of the pledged shares remains below certain levels. In addition, the maturity of the notes may be accelerated upon the occurrence of certain events of default. See "Principal and Selling Shareholders — Shares of our Common Stock held by Cerberus NCB Acquisition, L.P." Also, under the terms of the notes, Cerberus NCB Acquisition, L.P. may be required to vote against our issuing new equity in certain circumstances. The interests of our principal shareholders with respect to our operations and other matters may differ from the interests of our other shareholders.

Upon completion of the global offering, we also expect to maintain other direct and indirect relationships involving our significant shareholders and their respective affiliates. For example, several of our current directors also hold concurrent positions as officers, directors or advisors of affiliates of Cerberus NCB Acquisition, L.P., ORIX Corporation or Tokio Marine & Nichido Fire Insurance Co., Ltd. From time to time we also may enter into transactions with affiliates of our principal shareholders, which in certain cases will be subject to approval by our Board of Directors or review by our Special Audit Committee. See "Management — Certain Related-Party Transactions." In maintaining these relationships and transactions we may be required to complete additional procedures and incur related costs to ensure compliance with applicable Japanese laws and regulations governing relationships between banks and their shareholders.

Furthermore, the June 2000 stock purchase agreement, pursuant to which SOFTBANK CORP., ORIX Corporation, Tokio Marine & Nichido Fire Insurance Co., Ltd. and a consortium of other investors acquired all of our common shares, provides that after a public offering and listing of our common stock, certain shareholders have a right to request that the DIC sell all or a part of the preferred stock that the DIC currently holds, directly or through the RCC, either in the market upon conversion to common stock or to the requesting shareholders directly, if the aggregate market value of our preferred stock and converted common stock equals or exceeds ¥355 billion. In addition, under the stock purchase agreement, if the DIC desires to sell all or a part of our preferred stock or converted common stock, the DIC directly and through the RCC is required to first offer to sell such shares to certain shareholders, and those shareholders also have the right to request such a sale. Although the parties to the stock purchase agreement have waived these rights in relation to the shares being offered in the global offering, if the shareholders were to purchase all of the remaining preferred stock held by the DIC and the RCC after the global offering, they could acquire preferred stock convertible into additional shares representing between approximately 19.8% and 22.0% of our outstanding common stock after conversion, depending on the conversion price then in effect for the preferred stock. See "Principal and Selling Shareholders — Shares of our Preferred Stock and Common Stock held by the DIC and the RCC."

In addition, several of our principal shareholders and their affiliates may make or hold investments in companies or operate businesses which compete directly or indirectly with us and these shareholders are not required to make acquisition or other complementary business opportunities available to us. See "Principal and Selling Shareholders."

The Japanese government may elect to convert its remaining preferred stock into common stock and dispose of such stock, which could adversely affect the prevailing market price of our common stock.

Prior to the global offering, the DIC and the RCC owned all of our outstanding preferred stock, consisting of 24,072,000 shares of our Class A Series 4 preferred stock with a liquidation preference of ¥1,000 per share, and 433,333,500 shares of our Class C Series 5 preferred stock with a liquidation preference of ¥600 per share. The RCC will convert 174,534,000 shares of our Class C Series 5 preferred stock into 232,712,000 shares of our common stock to be sold in the global offering. Following the global offering, the DIC and the RCC will own all of our Class A Series 4 preferred stock and our remaining shares of Class C Series 5 preferred stock, respectively, which together will be convertible, at currently applicable conversion prices, into shares of common stock representing approximately 22.0% of our increased number of shares of common stock outstanding assuming full conversion. The conversion rate for our Class A Series 4 preferred stock is 5 shares of our common stock for each share of our Class A Series 4 preferred stock, while the conversion price of our Class C Series 5 preferred stock is ¥450 per share of common stock, which reflects the effects of our 1-for-2 reverse-

stock split on September 11, 2006. The conversion price of our Class C Series 5 preferred stock was reset on October 3, 2006 and will be reset annually thereafter on October 3 of each year, subject to a floor of ¥450 and ceiling of ¥540 per share, in accordance with a formula based on the then market price of our common stock or, if our common stock is not then publicly traded, the net asset value per share of our common stock. Although the DIC has agreed with the joint global coordinators to lock-up restrictions with regard to the preferred stock it holds, directly or through the RCC, for a period ending 180 days after the closing date of the global offering as described under "Offering and Sale," conversion of preferred stock and disposals of common stock, through sales or otherwise, by the DIC or the RCC, or the perception that such conversions and disposals could or are likely to occur, may adversely affect the market price of our shares. For further discussion of the terms of our preferred stock, see "Description of Our Capital Stock — Preferred Stock."

For further discussion of guidelines announced by the FSA and the DIC relating to disposal of preferred stock or other publicly held securities, see "Supervision and Regulation — Governmental Measures to Treat Troubled Institutions and Address Problem Loans — The Early Strengthening Law and the Financial Reconstruction Law."

Future sales of shares by our existing shareholders or our issuance of additional shares could lower the market price of our shares.

Cerberus NCB Acquisition, L.P., will own 37.4% of the outstanding shares of our common stock upon the completion of the global offering (or 35.4% if the over-allotment option is exercised in full). These shares will be subject to a pledge to secure the obligations of notes issued by each limited partner of Cerberus NCB Acquisition, L.P. If certain events occur as discussed under "Principal and Selling Shareholders — Shares of our Common Stock held by Cerberus NCB Acquisition, L.P.," the holder of the notes may exercise its security interest over the pledged shares and sell such shares on the Tokyo Stock Exchange or otherwise in Japan or abroad to satisfy the obligations of the issuers under the notes, which could have a negative impact on the market price of shares of our common stock. In addition, Cerberus NCB Acquisition, L.P., other selling shareholders or our other existing shareholders may decide to sell their shares on the Tokyo Stock Exchange or otherwise in Japan or abroad.

We are also able to issue and sell additional shares within the unissued portion of our authorized share capital, generally without any shareholder vote. We may issue additional shares in the future at prices below the initial offering price of our shares and below prevailing market prices.

In connection with the global offering, we and the selling shareholders have agreed to restrictions on issuances, sales and other dispositions of shares for a period ending 180 days after the closing date of the global offering. In addition, the holder of the notes issued by each limited partner of Cerberus NCB Acquisition, L.P. has agreed that the shares subject to the pledge securing the notes are subject to these lock-up restrictions. See "Offering and Sale." The sale or issuance or the potential sale or issuance of additional shares could have an adverse impact on the market price of our shares.

Rights of shareholders under Japanese law may be different from those under the laws of jurisdictions within the United States and other countries.

Our articles of incorporation, share handling regulations and Japanese corporate law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights may be different from those that would apply if we were incorporated under the laws of another jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholder's rights under the laws of jurisdictions within the United States or other countries. You may have more difficulty in asserting your rights as one of our shareholders than you would as a shareholder of an entity organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce judgments of U.S. courts against us in actions brought in Japan which are based upon U.S. securities laws.

As there has been no prior market for our shares, the market price may fluctuate and a liquid trading market for the shares may not develop or be sustained.

Since our temporary nationalization and prior to the global offering, there has been no market for shares of our common stock. The price of our shares may fluctuate after the global offering and may trade at prices below the initial offering price, depending on factors such as:

- market perception of our business and the Japanese banking and financial services industries in general, including in response to media coverage of these industries or of us;
- differences between our actual financial and operating results and those expected by investors and analysts;
- changes in general economic or market conditions; and
- broad market fluctuations.

We expect our shares of common stock to be approved for listing on the Tokyo Stock Exchange. This stock exchange listing will not, however, guarantee that a liquid trading market for the shares will develop or be sustained after the global offering, and the price of our shares may not remain at or above the initial offering price.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

Stock prices on the Tokyo Stock Exchange, which we expect to be the main venue for trading our shares, are determined on a real-time basis by bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the Tokyo Stock Exchange may not be able to effect a sale at such price on a particular trading day, or at all.

INFORMATION CONCERNING OUR CAPITAL STOCK

Authorized and Issued Share Capital

We have an authorized share capital of 3,772,000,000 shares of common stock, 24,072,000 shares of Class A Series 4 preferred stock and 433,333,500 shares of Class C Series 5 preferred stock, of which 1,417,435,000 shares of common stock, 24,072,000 shares of Class A Series 4 preferred stock and 433,333,500 shares of Class C Series 5 preferred stock are issued and outstanding. We currently hold 352 shares of common stock as treasury stock.

On August 8, 2006, our shareholders approved a 1-for-2 reverse stock split of all classes of our capital stock that came into effect as of September 11, 2006. As a result, our issued common stock decreased from 2,834,870,705 shares to 1,417,435,352 shares (including 352 shares of common stock held as treasury stock), our issued Class A Series 4 preferred stock decreased from 48,144,000 shares to 24,072,000 shares, and our Class C Series 5 preferred stock decreased from 866,667,000 shares to 433,333,500 shares. Our articles of incorporation were amended to decrease the authorized share capital of our common stock from 5,189,000,000 shares to 3,772,000,000 shares, of our Class A Series 4 preferred stock from 76,144,000 shares to 24,072,000 shares and of our Class C Series 5 preferred stock from 867,000,000 shares to 433,333,500 shares, effective as of September 11, 2006.

Dividend Policy

The declaration, payment and amount of any annual or interim dividends by us require a resolution of our Board of Directors and are subject to statutory restrictions. If such resolution is made, dividend payments are made to shareholders or pledgees of record as of the record dates for such payments. September 30 is the record date for interim dividends, while March 31 is the record date for annual dividends. Payment of dividends on our common stock is also subject to the prior payment of annual dividends on our preferred stock. As part of the 1-for-2 reverse stock split discussed above, our articles of incorporation were amended to increase the preferred dividend amounts from ¥5 to ¥10 for Class A Series 4 preferred stock and from ¥3.72 to ¥7.44 for Class C Series 5 preferred stock. In the event we pay an interim dividend on our common stock, an interim preferred dividend of one-half the annual preferred dividend amount must be paid on our two classes of preferred stock.

The determination of our future dividend policy and the amounts of any future dividends will depend on other factors, including, but not limited to, our distributable retained earnings for the relevant period, financial condition and cash requirements, business prospects and such other factors as may be relevant at the time, including statutory and other restrictions with respect to the payments of dividends. As a recipient of public funds, our payment of dividends is also constrained by the terms of our business revitalization plan submitted to the FSA. In our latest plan, submitted in August 2005, we have assumed a gradual increase in dividends on our common stock subject to achieving other goals of the plan. If in the future we are no longer subject to the constraints of our business revitalization plan, we expect to maintain a prudent dividend policy in light of our overall capital strategy and distributable retained earnings. See "Description of Our Capital Stock — Common Stock — Dividends" for details of the amount available for dividends.

No dividend payments were made while we were under temporary nationalization from December 1998 until September 1, 2000.

The following table sets forth the dividends paid on shares of our common stock and two classes of outstanding preferred stock with respect to each of the record dates specified below and does not reflect the effects of the reverse stock split on September 11, 2006:

Record Date	Dividend per Share of Common Stock	Dividend per Share of Class A Series 4 Preferred Stock	Dividend per Share of Class C Series 5 Preferred Stock
		(Yen)	
March 31, 2001	¥ —	¥5.00	¥1.86
September 30, 2001	—	—	—
March 31, 2002	—	5.00	3.72
September 30, 2002	—	—	—
March 31, 2003	—	5.00	3.72
September 30, 2003	—	—	—
March 31, 2004	—	5.00	3.72
September 30, 2004	—	—	—
March 31, 2005	0.89	5.00	3.72
September 30, 2005	—	—	—
March 31, 2006	0.89	5.00	3.72

Our most recent dividend payments on common stock and preferred stock were made on June 26, 2006. Investors in the global offering will not be eligible to receive interim dividends, if any, declared and paid to shareholders as of September 30, 2006.

The shares offered in the global offering, including shares being offered upon conversion of preferred stock, will entitle shareholders of record as of March 31, 2007 to receive the full amount of annual dividends, if any, declared for shareholders of record as of such date.

Listing of Our Common Stock on the Tokyo Stock Exchange

Application has been made to list our common stock on the Tokyo Stock Exchange. The Tokyo Stock Exchange will determine in connection with the global offering whether our common stock will be eligible for listing on its First Section or Second Section on the basis of criteria relating to the expected number of outstanding shares, the expected aggregate market value of the shares and the expected amount of public float of shares, in each case at the time of listing, after taking into account the offer price of the shares and other factors. We expect that our common stock will be admitted for trading on the Tokyo Stock Exchange upon completion of the global offering and that trading will commence on or about November 14, 2006.

EXCHANGE RATES

We maintain our accounts in yen. The following table sets forth the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00:

Fiscal Year Ended/Ending March 31,	High	Low	Average(1)	Period End
	(Yen per dollar)			
2002	¥134.57	¥116.27	¥125.51	¥132.60
2003	133.46	115.71	121.08	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007 (through November 3, 2006)	119.81	110.07	115.83	118.06
Calendar Year 2006				
April	¥118.66	¥113.79	¥117.07	¥113.79
May	113.46	110.07	111.73	112.26
June	116.42	111.66	114.63	114.51
July	117.44	113.97	115.77	114.44
August	117.35	114.21	115.92	117.35
September	118.02	116.04	117.21	117.99
October	119.81	116.82	118.61	116.82
November (through November 3)	118.06	117.01	117.40	118.06

Note:

(1) Fiscal year averages are based on month-end closing rates, while monthly averages are based on the daily noon buying rates.

The exchange rates are reference rates and are not necessarily the rates used to calculate ratios or the rates used to convert yen to U.S. dollars in the financial statements contained in this offering memorandum.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2006. The information in this table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this offering memorandum.

	As of June 30, 2006 (Billions of yen)
Long-term debt(1):	
Long-term debentures	¥1,007.5
Corporate bonds	99.5
Borrowed money	90.8
Total long-term debt	1,197.8
Equity(2):	
Common stock(3):	
3,772,000,000 shares authorized, 1,417,435,000 shares outstanding(4)	147.7
Preferred stock(3):	
24,072,000 shares of Class A Series 4 preferred stock authorized, issued and outstanding; 433,333,500 shares of Class C Series 5 preferred stock authorized, issued and outstanding(4)	272.0
Capital surplus	33.3
Retained earnings(5)	297.9
Net unrealized loss on available-for-sale securities	(9.5)
Net deferred loss on derivatives under hedge accounting	(10.5)
Foreign currency translation adjustments	0.2
Treasury stock — at cost	(0.0)
Total	731.2
Minority interests	0.5
Total equity	731.8
Total capitalization(6)	¥1,929.7

Notes:

(1) Consists of debts with an original maturity of longer than one year.

(2) On December 9, 2005, the Accounting Standards Board of Japan, or ASBJ, published a new accounting standard for presentation of equity. Under this accounting standard, certain items that were previously presented as liabilities or as a line item separate from stockholders' equity are now presented as a component of equity. These items include stock acquisition rights, minority interests and deferred gain or loss on derivatives under hedge accounting (net of tax effect). This standard is effective for fiscal years ending on or after May 1, 2006.

(3) Reflects the 1-for-2 reverse stock split of our issued common stock and preferred stock and the reduction in our authorized share capital effective as of September 11, 2006.

(4) Does not reflect our issuance of an additional 232,712,000 shares of common stock to the RCC upon its conversion of 174,534,000 shares of Class C Series 5 preferred stock held by it in connection with the global offering.

(5) Does not reflect our results of operations for any period subsequent to June 30, 2006.

(6) Except as disclosed above, there has been no material change in our capitalization since June 30, 2006.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

The following table sets forth selected consolidated financial data and other information for Aozora and, except as indicated, its consolidated subsidiaries. The selected consolidated balance sheet and income statement data as of and for the fiscal years ended March 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this offering memorandum. The selected consolidated balance sheet and income statement data as of and for the fiscal years ended March 31, 2002 and 2003 are derived from our audited consolidated financial statements not included in this offering memorandum. Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain respects from accounting principles generally accepted in other countries. The selected consolidated balance sheet and income statement data as of and for the three months ended June 30, 2005 and 2006 have been extracted without material adjustment from our unaudited consolidated quarterly financial information. Our quarterly financial information is prepared on the same basis as our annual and semi-annual financial statements, except that reserves for possible loan losses generally reflect application of the same historical loan-loss ratios as used at the end of the previous fiscal year and certain immaterial closing adjustments are omitted. Our results of operations for the three months ended June 30, 2006 are not necessarily indicative of the operating results to be expected for the fiscal year ending March 31, 2007 or for any other period.

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this offering memorandum.

	As of or for the Fiscal Year Ended March 31,					As of or for the Three Months Ended June 30,	
	2002	2003	2004	2005	2006	2005	2006(1)
	(Billions of yen, except per share data and percentages)						
Income statement data:							
Interest income	¥ 88.9	¥ 84.1	¥ 80.6	¥ 76.5	¥ 89.1	¥ 20.6	¥ 23.5
Interest expenses	29.4	24.5	16.9	17.6	36.1	7.0	12.7
Net interest income	59.5	59.5	63.7	58.8	53.0	13.6	10.7
Fees and commission income	5.7	8.1	9.5	10.8	17.1	2.7	4.0
Fees and commission expenses	0.5	0.7	0.8	0.8	1.3	0.2	0.4
Net fees and commissions	5.2	7.3	8.7	10.0	15.8	2.5	3.5
Trading profits	1.2	3.4	2.8	5.8	8.2	0.6	1.2
Trading losses	0.7	—	—	0.0	0.4	0.0	0.0
Net trading profits	0.5	3.4	2.8	5.8	7.7	0.5	1.2
Other operating income	5.2	9.6	16.7	26.0	46.2	8.2	14.3
Other operating expenses	3.5	3.2	5.2	3.5	8.6	1.2	1.3
Net other operating income	1.6	6.4	11.4	22.4	37.6	6.9	13.0
Net revenue(2)	66.9	76.8	86.7	97.1	114.2	23.6	28.6
General and administrative expenses	39.5	42.5	45.2	46.2	49.4	11.4	12.6
Other income	9.6	23.5	27.6	48.7	60.0	4.0	18.2
Other expenses	18.8	37.1	38.1	9.5	15.7	2.8	1.1
Net other income (expenses)	(9.1)	(13.6)	(10.4)	39.1	44.2	1.1	17.0
Total income	110.9	128.8	137.4	168.0	220.8	36.4	61.4
Total expenses	92.7	108.2	106.3	78.0	111.7	23.0	28.3
Income before income taxes and minority interests(3)(4)	18.1	20.6	31.1	90.0	109.0	13.3	33.0

	As of or for the Fiscal Year Ended March 31,					As of or for the Three Months Ended June 30,	
	2002	2003	2004	2005	2006	2005	2006(1)
	(Billions of yen, except per share data and percentages)						
Income tax expenses:							
Current	0.6	0.8	0.4	0.7	0.9	0.1	0.2
Deferred	(1.3)	(3.5)	(0.0)	(0.8)	(12.1)	(0.3)	(0.3)
Minority interests in net income	0.1	(0.0)	0.1	0.2	0.1	0.0	0.0
Net income	¥ 18.7	¥ 23.3	¥ 30.5	¥ 89.8	¥ 120.1	¥ 13.5	¥ 33.0
Balance sheet data:							
Trading assets	¥ 422.6	¥ 532.2	¥ 488.4	¥ 354.7	¥ 93.8	¥ 135.7	¥ 98.2
Securities	1,054.0	1,350.0	964.9	1,128.6	1,628.1	1,386.7	1,761.0
Loans and bills discounted	3,297.9	3,258.6	2,965.5	2,666.3	3,136.2	2,570.8	3,408.0
Reserve for possible loan losses	(293.1)	(199.0)	(162.2)	(133.1)	(81.6)	(132.5)	(67.6)
Total assets	5,684.0	5,885.6	5,176.0	4,775.4	5,995.9	4,823.2	6,454.6
Debentures	1,468.1	1,470.1	1,054.9	847.9	1,060.3	798.2	1,152.7
Deposits	2,164.6	2,537.1	2,588.0	2,374.5	3,196.3	2,336.1	3,372.0
Call money and bills sold	728.5	574.8	420.0	372.2	384.5	458.0	482.5
Payables under repurchase agreements	—	204.7	131.5	183.8	49.7	81.6	44.0
Trading liabilities	162.3	140.6	88.5	88.9	104.9	113.3	99.8
Total liabilities	5,206.1	5,387.4	4,648.4	4,162.8	5,271.9	4,200.5	5,722.7
Minority interests	0.8	0.6	0.7	0.7	0.6	1.6	—
Capital stock	419.7	419.7	419.7	419.7	419.7	419.7	419.7
Total stockholders' equity(1)	477.0	497.5	526.8	611.8	723.3	621.1	731.2
Total equity(1)	—	—	—	—	—	—	731.8
Per share data(5):							
Common stockholders' equity	¥ 136.14	¥ 148.13	¥ 168.83	¥ 228.77	¥ 307.49	¥ 237.81	¥ 315.49
Fully diluted stockholders' equity(6)	225.49	235.16	249.03	289.19	341.93	293.61	345.66
Basic net income	10.75	14.04	19.09	60.97	82.29	9.54	23.32
Diluted net income	9.90	11.04	14.43	42.49	56.77	6.39	15.62
Capital adequacy data:							
Tier I capital adequacy ratio	12.88%	12.51%	15.01%	18.31%	19.12%	—	—
Total capital adequacy ratio	14.05%	13.30%	15.66%	18.70%	19.47%	—	—
Other data:							
Return on assets(7)(19)	0.33%	0.40%	0.59%	1.88%	2.00%	0.28%	0.51%
Ratio of stockholders' equity to total assets(7)	8.4%	8.5%	10.2%	12.8%	12.1%	12.9%	11.3%
Return on stockholders' equity(7)(8)(19)	3.92%	4.70%	5.79%	14.69%	16.60%	2.18%	4.52%
Business profit before general loan-loss reserve, non-consolidated(9)	¥ 25.9	¥ 33.4	¥ 42.4	¥ 49.6	¥ 64.2	¥ 11.9	¥ 15.9
Credit-related expenses, non-consolidated(10)	(3.0)	1.4	(6.5)	27.7	41.8	0.5	12.8
Operating profits(11)	14.3	8.9	7.6	45.6	61.4	11.4	19.9
Ratio of non-interest income to net revenue(12)	11.1%	22.5%	26.6%	39.4%	53.6%	42.5%	62.5%

	As of or for the Fiscal Year Ended March 31,					As of or for the Three Months Ended June 30,	
	2002	2003	2004	2005	2006	2005	2006(1)
	(Billions of yen, except per share data and percentages)						
Ratio of debentures and deposits to total liabilities	69.8%	74.4%	78.4%	77.4%	80.7%	74.6%	79.1%
Net interest margin(13)	1.1%	1.2%	1.3%	1.3%	1.0%	—	—
Overhead ratio(14)	59.1%	55.4%	52.1%	47.6%	43.3%	48.4%	44.1%
Disclosed claims under the Financial Reconstruction Law, non-consolidated(15)	¥ 489.5	¥ 202.5	¥ 88.6	¥ 98.4	¥ 21.0	¥ 102.5	¥ 16.1
Ratio of disclosed claims under the Financial Reconstruction Law to total claims, non-consolidated(16)	14.2%	6.0%	3.0%	3.8%	0.7%	4.1%	0.5%
Coverage ratio, non-consolidated(17)	88.2%	85.7%	94.6%	98.3%	96.0%	97.9%	95.0%
Reserve ratio, non-consolidated(18)	75.1%	67.5%	86.1%	94.5%	91.2%	93.7%	90.5%
Deferred tax assets	¥ 10.9	¥ 13.7	¥ 12.3	¥ 14.1	¥ 27.6	¥ 13.2	¥ 27.9
Deferred tax assets as a percentage of Tier I capital	2.3%	2.8%	2.4%	2.3%	3.8%	—	—

Notes:

(1) The financial data presented as of and for the three months ended June 30, 2006 reflects the effects of a new accounting standard for presentation of equity whereby certain deferred hedging gains or losses formerly reflected in relevant asset or liability line items are now required to be directly reflected in equity (net of tax effects). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recently Issued Accounting Pronouncements — Presentation of Equity."

(2) Net revenue is the sum of net interest income, net fees and commissions, net trading revenues and net other operating income.

(3) Until the fiscal year ended March 31, 2003, we accounted for credit derivatives in a similar manner to guarantee of liabilities. From the fiscal year ended March 31, 2004, credit derivatives have been marked-to-market, and valuation gains or losses are recognized currently. As a result, income before income taxes and minority interests for the fiscal year ended March 31, 2004 increased by ¥3,510 million.

(4) Until the fiscal year ended March 31, 2004, we accounted for hybrid financial instruments in their entirety on an accrual basis without separating embedded derivatives from the host contracts. From the fiscal year ended March 31, 2005, embedded derivatives have been marked-to-market, separately from host financial assets or liabilities, and valuation gains or losses are recognized currently. As a result, income before income taxes and minority interests for the fiscal year ended March 31, 2005 increased by ¥2,929 million.

(5) On August 8, 2006, our shareholders approved a 1-for-2 reverse stock split, which took effect on September 11, 2006. The per share data is presented as if the reverse stock split had been consummated at the beginning of the periods presented.

(6) Fully diluted stockholders' equity per share is calculated by dividing stockholders' equity at the end of the periods presented by the number of shares of common stock that would have been outstanding had all securities convertible into or options exercisable for common stock been converted or exercised at the relevant conversion or exercise price in effect at the beginning of the periods presented.

(7) Percentages are based on total assets or total stockholders' equity, as applicable, as of the end of the periods.

(8) Return on stockholders' equity is calculated by dividing net income for the periods by total stockholders' equity as of the end of the periods.

(9) Business profit before general loan-loss reserve consists of net interest income, net fees and commissions, net trading revenues and net other operating income minus general and administrative expenses.

(10) Credit-related expenses consist of expenses for the disposal of problem loans, loan write-offs, provision to (reversal of) specific reserve, provision to (reversal of) country risk reserve, loss on the sale of other receivables and other items, provision to (reversal of) general loan-loss reserve, and provision to (reversal of) reserve for credit losses on off-balance sheet instruments. Gains or reversals are presented as positive amounts.

(11) Operating profits (*keijo rieki*) is income before income taxes and minority interests, less extraordinary profits and extraordinary losses.

(12) Non-interest income is the sum of net fees and commissions, net trading profits and net other operating income. Net revenue consists of net interest income, net fees and commissions, net trading profits and net other operating income.

(13) Net interest margin is calculated by subtracting the average rates borne on interest-bearing liabilities from the average rates earned on interest-earning assets.

(14) Overhead ratio is calculated by dividing general and administrative expenses for the periods presented by net revenue for such periods.

(15) Includes loans and bills discounted, customer's liabilities for acceptances and guarantees, foreign exchange claims, securities lent, accrued income, suspense payments included in other assets and other exposure to or in respect of bankrupt and *de facto* bankrupt borrowers and doubtful claims, as well as loans and bills discounted classified as special attention claims.

(16) Ratio of disclosed claims under the Financial Reconstruction Law to total claims is calculated by dividing disclosed claims by total claims, which includes, in addition to loans and bills discounted, customer's liabilities for acceptances and guarantees, foreign exchange claims, securities lent, accrued income and suspense payments in other assets.

(17) Coverage ratio is calculated by dividing the sum of reserve for possible loan losses and collateral and guarantees by disclosed claims under the Financial Reconstruction Law.

(18) Reserve ratio is calculated by dividing reserve for possible loan losses by the difference between the disclosed claims under the Financial Reconstruction Law and collateral and guarantees.

(19) Quarterly data are not annualized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and related notes included elsewhere in this offering memorandum. Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain respects from accounting principles generally accepted in other countries. Unless otherwise indicated, the information in this section is presented on a consolidated basis for Aozora and its consolidated subsidiaries. This section contains forward-looking statements.

Overview

We have transformed a formerly troubled, conservatively managed, long-term credit bank with a valuable legacy of corporate, institutional and affluent retail customers and talented employees into an innovative and focused financial institution. Our current management has produced strong results and established a solid foundation to become the best Japanese bank at understanding and managing credit risk in order to provide superior financial solutions to our clients and superior returns to our shareholders.

Our Business

We organize our business into the following four groups:

- the *Corporate and Investment Banking Group*, which provides traditional loans or credit commitments to corporate and commercial customers primarily for working capital purposes and investments in plant and equipment, as well as recently developed innovative services and products such as structured financing and leveraged financing;
- the *Financial Markets Group*, which is responsible for our asset and liability management, develops high value-added products, such as derivative-embedded products, for all our customer segments and manages our investments in foreign currency or yen denominated securities, partnerships and funds;
- the *Financial Institutions Group*, which focuses on offering regional Japanese financial institutions a variety of products and services, including participations in syndicated loans, securitizing monetary claims, providing foreign exchange and interest rate derivative products and distributing our bank debentures; and
- the *Retail Banking Group*, which serves affluent retail customers principally through a network of 17 branches located in major Japanese cities and a call center located in Tokyo.

We also engage in trust banking, collection of problem loans, investment in overseas loans, venture capital investing and other operations through subsidiaries and affiliates.

Our Transformation

After our privatization in 2000, we focused management efforts on revitalizing our business and resolving the problems our predecessor faced in the past. For example:

- We addressed the impaired loan assets and portfolio of equity securities that led to our temporary nationalization.
- We improved our asset quality by aggressively disposing of problem loans and rebalancing credit concentrations.
- We made significant improvements in our traditional businesses of corporate lending and retail banking by introducing new products and new ways of doing business.
- We introduced new business initiatives, including pursuing attractive opportunities in specialty finance and distributing innovative products to regional financial institutions for distribution to their customers.
- We started a program of transformative investments in technology, systems and controls to improve our risk controls and management information systems.

- We began to more effectively utilize our strong capital base by investing, in a disciplined and diversified manner, in a more diverse range of financial assets.

As a result of our efforts:

- We achieved net income of ¥89.8 billion in the fiscal year ended March 31, 2005 and ¥120.1 billion in the fiscal year ended March 31, 2006, compared to ¥23.3 billion in the fiscal year ended March 31, 2003.
- We reduced disclosed claims under the Law Concerning Emergency Measures for Reconstruction of Financial Functions, or the Financial Reconstruction Law, to 0.7% of total claims, and we had reserves, guarantees or collateral against 96.0% of such non-performing claims in the aggregate as of March 31, 2006, each on a non-consolidated basis.
- Our Tier I capital adequacy ratio and total capital adequacy ratio were both over 19.1% as of March 31, 2006.

Economic Conditions

Most of our assets and operations are located in Japan, and our results of operations and financial condition are substantially affected by Japanese economic conditions.

From the early 1990s, the Japanese economy performed poorly due to a number of factors, including weak consumer spending, lower capital investments by Japanese companies and sharp declines in real estate and equity prices, causing an increase in corporate and individual bankruptcies and the failure of several major financial institutions. Recently, however, the Japanese economy has experienced a moderate recovery. Japan's real gross domestic product increased by 1.1%, 2.3%, 1.7% and 3.2% in the fiscal years ended March 31, 2003, 2004, 2005 and 2006, respectively, and by 1.0% on an annualized basis in the three months ended June 30, 2006. Consumer prices have been increasing since November 2005, following continuous declines for the six years ended March 31, 2005. The Japanese equity market has also improved with the Nikkei 225 Index increasing to 15,505 at June 30, 2006 from 7,972 at March 31, 2003. While real estate prices declined in 2005 for the 15th consecutive year, real estate price declines in certain urban areas have slowed or stopped, and land prices in Tokyo, Osaka and Nagoya began to increase in 2006. In general, we expect that improving economic conditions in Japan will favorably affect our lending business.

On March 9, 2006, the Bank of Japan indicated an intention to shift to a policy promoting "medium- to long-term price stability" and announced the end of its quantitative easing policy, which had supported economic expansion by keeping the short-term interest rate at zero and long-term rates at low levels. This was followed on July 14, 2006 by the Bank of Japan raising its target for the uncollateralized overnight call rate from 0% to 0.25%. Long-term rates have been increasing based on the change in monetary policy and the prospect of improving economic conditions, with the 10-year Japanese government bond yield rising to 1.93% as of June 30, 2006. Although we expect that a gradual increase in interest rates as a result of the Bank of Japan's new policy position may increase competitive pressures and adversely affect our net interest margin for some credit products, we also expect that a changing interest rate environment may present new opportunities for our strategy to improve profitability and expand our lending business.

Composition of Net Revenue

Our net revenue is comprised of the following components:

- *Net interest income*, which arises principally from our lending, deposit-taking and securities investment activities and is principally affected by: the proportion of interest-earning assets to interest-bearing liabilities, including the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity; the proportion of non-interest earning assets financed by interest-bearing liabilities; net interest margin (the difference between the average rate of the interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities); and the general level of interest rates. Principal items constituting interest-earning assets include loans and bills discounted and securities (excluding trading account securities). Principal items constituting interest-bearing liabilities include deposits, debentures, negotiable certificates of deposit and call money and bills sold.

- *Net fees and commissions*, which in recent periods have consisted primarily of net fees and commissions on loan originations, including loan commitment and syndicated loan fees, loan administration fees and securitization arrangement fees, as well as fees and commissions on sales of investment products.

- *Net trading profits*, which in recent periods have principally consisted of gains attributable to the sales of derivative contracts, such as derivative embedded deposits, to our customers and, to a lesser extent, gains or losses from trading financial derivatives, including interest rate swaps.

- *Net other operating income*, which in recent periods has consisted primarily of gains or losses from our investments in investment partnerships and investment funds. Other significant components of net other operating income include net gains or losses on sales of bonds and foreign exchange transactions.

Impact of Investments in Investment Partnerships and Investment Funds on Net Revenue

Starting in the fiscal year ended March 31, 2004, we strategically deployed an increasing portion of our asset portfolio to potentially higher-yielding investments, such as investments in investment partnerships (typically, partnerships engaged in investing in real estate assets, collection and sale of problem loans or early-stage venture capital investments) and investment funds (typically, hedge funds and private equity funds).

Income on Investment Partnerships. As of June 30, 2006, the aggregate amount of our investments in investment partnerships totaled ¥60.5 billion, or 3.4% of our total securities. Income from investment partnerships accounted for 0.4%, 4.5% and 13.6% of net revenue for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. Investments in partnerships engaged in the investment business were recorded as other assets until the fiscal year ended March 31, 2004, and thereafter were recorded as securities on our balance sheet. Gains or losses related thereto are generally recognized in proportion to our equity interest and recorded on our income statement as "other operating income" or "other operating expense" for the relevant periods.

Income on "Investment Funds." Valuation gains from investment funds, principally hedge fund and private equity fund investments managed by our Fund Investment Division, accounted for 0.0%, 3.5% and 11.3% of net revenue for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. As of June 30, 2006, the aggregate amount of our investments in investments funds totaled ¥227.1 billion, accounted for 12.9% of our total securities, and was spread across 54 investment funds. Investment funds were accounted for as one of the following two types of securities:

- *Trading securities consisting of foreign-currency-denominated funds* constituted ¥147.6 billion, or 8.4%, of total securities and were categorized as "trading" securities. These funds are marked-to-market at fair value. Valuation gains and losses in the relevant period are recognized in proportion to our equity interest and recorded on our income statement as "other operating income" or "other operating expense."

- *Available-for-sale securities consisting of yen-denominated funds and certain low-liquidity foreign- currency-denominated funds* constituted ¥79.4 billion, or 4.5%, of total securities and were categorized as "available-for-sale" securities. These investments generally earn interest or dividend income which is recognized as "interest income." Unrealized valuation gains or losses in the relevant periods are presented as a separate component of stockholders' equity on our balance sheet under "unrealized gain (loss) on available-for-sale securities." Realized gains or losses in connection with any distributions or sales or transfers of these types of securities are recorded as "other operating income" or "other operating expense" in the relevant periods.

We expect to generally maintain our current levels of investments in investment partnerships and investment funds during the fiscal year ending March 31, 2007. While we closely monitor the composition of our investment portfolio, our exposure to these classes of investments may expose us to earnings volatility over time due to the particular risk characteristics and income statement accounting treatment of these investments. See "Risk Factors — Market Risks — We may incur losses from our trading and investment activities due to market fluctuations and volatility" and "— Critical Accounting Policies — Valuation of Financial Instruments." We may also determine to increase or reduce our holdings of these types of investments based on a range of factors.

Adjustment to Net Revenue Components. We have generally funded our increased investments in investment partnerships and investment funds in recent periods with a combination of interest-bearing liabilities and stockholders' equity. The investments generate "other operating income" even though a significant portion of the financing of the investments is incurred in the form of interest-bearing liabilities, with interest thereon recorded as "interest expense" rather than "other operating expense." As a consequence, for management reporting purposes, we adjust our net revenue components to reflect an assumed reallocation of estimated interest expense relating to these investments from net interest income to net other operating income. The first table below shows the components of net revenue as reported in our non-consolidated financial statements. The second table reflects a reallocation of such interest expense, on a non-consolidated basis, based on the average rate of interest-bearing liabilities and the average balance of investment partnerships and investment funds, for the fiscal years ended March 31, 2004, 2005 and 2006:



Components of Net Revenue (non-consolidated)
(Billions of yen)
120
100
80
60
40
20
0
8.4
2.8
7.5
62.7
18.8
5.8
8.1
57.6
34.3
7.7
13.5
52.5
Net other operating income
Net trading profits
Net fees and commissions
Net interest income
2004
2005
2006
(Fiscal year ended March 31)



Adjusted Components of Net Revenue (non-consolidated)
(Billions of yen)
120
100
80
60
40
20
0
8.2
2.8
7.5
62.9
17.7
5.8
8.1
58.6
29.6
7.7
13.5
57.2
Net other operating income
Net trading profits
Net fees and commissions
Net interest income
2004
2005
2006
(Fiscal year ended March 31)

The assumed amount of interest expense reallocated from net interest income to net other operating income in the immediately preceding table was ¥0.1 billion, ¥1.0 billion and ¥4.6 billion for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. These allocated amounts were based on the following assumptions:

- average balance of investments into investment partnerships and investment funds on a non-consolidated basis of ¥53.6 billion, ¥109.9 billion and ¥198.7 billion for the fiscal years ended March 31, 2004, 2005 and 2006, respectively;
- financing of these investments exclusively through interest-bearing liabilities; and
- application of the average interest rate for our interest-bearing liabilities for such period to the assumed amounts of interest-bearing liabilities used to finance such average balance of investment partnerships and investment funds.

The information set forth in the preceding table is therefore based on such assumptions and a more precise reallocation of interest expense related to the generation of such net other operating income during the periods indicated could yield differing results.

Discontinuation of Macro-Hedge Accounting

Our results for the fiscal years ended March 31, 2004, 2005 and 2006 were significantly affected by recognition of deferred interest income relating to "macro-hedge transactions," or general derivative transactions contracted for the purpose of managing interest rate risk arising from a pool of financial assets and liabilities as a whole.

Starting in the fiscal year ended March 31, 2004, we applied deferral accounting to hedges of interest rate risk associated with financial assets and liabilities in accordance with the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatments on the Application of Accounting Standards for Financial Instruments in the Banking Industry," issued by the Japanese Institute of Certified Public Accountants, or the JICPA. As a result, deferred hedge gains recorded on our balance sheet at April 1, 2003 were recorded as interest income over the succeeding three-year period based on the remaining terms and notional amounts of the hedging instruments. Recognition of these deferred hedge gains served to increase our net interest income by ¥9.4 billion, ¥9.4 billion and ¥8.4 billion in the fiscal years ended March 31, 2004, 2005 and 2006, respectively, and ceased to have any impact for any subsequent periods thereafter. See "— See Critical Accounting Policies — Hedge Accounting."

Reversal of Reserves for Possible Loan Losses

The reserve for possible loan losses is management's estimate of the credit losses expected to be incurred in the lending portfolio. We establish reserves for possible loan losses based on our credit rating policies and credit evaluation procedures to absorb estimated credit losses in the lending portfolio, as well as separate reserves for credit losses on off-balance sheet instruments. For further information, see "— Financial Condition — Loan Portfolio — Asset Quality and Reduction of Problem Loans."

For the fiscal years ended March 31, 2004, 2005 and 2006, we recorded significant amounts of net reversals of reserves for credit losses, principally due to reductions in the amounts of general and specific reserves for loan losses. The reversals were attributable to a combination of an overall improvement in the quality of our loan portfolio, changes in the size of our loan portfolio, changes of credit risks related to commitments to extend loans and implementation of more effective credit risk management efforts. The amounts reversed positively affected our net income by ¥15.4 billion, ¥31.2 billion, and ¥46.7 billion in the fiscal years ended March 31, 2004, 2005 and 2006, respectively, and were recorded under "other income."

For the three months ended June 30, 2006, we also recorded ¥12.7 billion of "other income" as a result of reversals of reserves for possible loan losses and reversals of reserves for credit losses on off-balance sheet instruments. However, a substantial portion of this amount was due to a change in our loan loss reserve calculation method, as we took into account for the first time scheduled repayments and amortization of existing claim balances when estimating the general reserve amounts. See "— Critical Accounting Policies — Reserve for Possible Loan Losses and Other Credit Losses."

Taxation

We adopted the consolidated corporate-tax system from the fiscal year ended March 31, 2004. Under the consolidated system, we base our corporate tax payment obligations on the combined profits or losses of Aozora and its wholly owned domestic subsidiaries.

Deferred Tax Assets. As of June 30, 2006, our net deferred tax assets totaled ¥27.9 billion, equal to 0.4% of total assets. In making this determination, we recognize only net deferred tax assets that are likely to be realized within the period from July 1, 2006 to June 30, 2007 and therefore maintain a high valuation allowance against gross deferred tax assets.

Our deferred tax assets are primarily attributable to tax loss carryforwards and temporary differences arising from provisions for reserves for possible loan losses, as these provisions are not treated as expenses for tax purposes until we dispose of the underlying assets or certain requirements as set forth under the applicable tax laws are met.

Tax Loss Carryforwards. Our tax loss carryforwards have primarily resulted from the realization of credit losses for tax purposes since our emergence from temporary nationalization. In recent periods, we have paid low levels of income tax despite recording high levels of income before income taxes and minority interests due to utilization of our tax loss carryforwards. As of March 31, 2006, we had ¥168.5 billion in remaining tax loss carryforwards. The following table sets forth a schedule of our tax loss carryforwards and their current expiration dates:

Tax Loss Carryforwards

Fiscal Year Ending March 31,	Billions of yen
2009	¥ 5.1
2010	61.2
2011	101.9
2013	0.1
Total	¥168.5

In the event that we generate less taxable income in a given fiscal year than the tax loss carryforward that will expire at year-end, the benefit of the unused portion of the expiring tax loss carryforward will be lost. We record deferred tax assets in respect of tax loss carryforwards and evaluate them in accordance with the relevant accounting standard for income taxes and related JICPA guidelines. See "— Critical Accounting Policies — Valuation of Deferred Tax Assets."

Tax on "Added Value" and "Amount of Capital." A new nationwide enterprise tax applicable to corporations with capital stock of more than ¥100 million was introduced in April 2004. The tax is calculated based on "added value" (including pre-tax profit, personnel expenses, net interest expenses and net office rent) and "amount of capital" in addition to domestic taxable income. The portion of the enterprise tax that is attributable to the tax on "added value" and "amount of capital" is included in general and administrative expenses instead of it being treated as an income tax item. Corporations, including ourselves, are not able to offset it against any tax loss carryforwards. The amount of this tax included in our general and administrative expenses for the fiscal years ended March 31, 2005 and 2006 was ¥1.0 billion and ¥0.9 billion, respectively.

Conversion from a Long-Term Credit Bank to an Ordinary Bank

We converted our long-term credit bank charter to an ordinary commercial bank charter on April 1, 2006, which eliminated several restrictions applicable to long-term credit banks and improved our competitiveness. In particular, we are now able to accept deposits from new customers without having to offer them debentures, which generally pay higher rates than comparable term deposits. The elimination of this restriction also enhances our competitiveness in attracting new retail customers. Conversion into an ordinary bank has also enabled us to extend long-term loans to customers, including retail customers, without having to comply with restrictive rules concerning loan security and repayment terms applicable only to long-term credit banks.

The FSA has allowed us to retain the ability to issue debentures without registration, which was one of the benefits we enjoyed as a long-term credit bank, for a period of ten years following the completion of our conversion. The ability to continue to issue debentures will enable us to benefit from flexibility in

funding sources and lower issuance costs compared with capital markets debt financings, as debentures do not involve underwriting fees. Compared with term deposits or alternative bond investments, our debentures offer attractive yields and continue to be popular with our financial institution customers.

Outlook

For the remaining portion of the fiscal year ending March 31, 2007, we expect that the level of our net income will be lower than indicated by the quarterly results we achieved for the three months ended June 30, 2006, and we currently expect that our net income for the fiscal year ending March 31, 2007 will be significantly lower than for the fiscal year ended March 31, 2006. In particular, "other income" for the first quarter of the current fiscal year benefited significantly from a reversal attributable to a one-time change in our calculation method of reserves for possible loan losses. In addition, based on preliminary information, we currently expect our consolidated net income for the six months ended September 30, 2006 will be approximately ¥50.9 billion.

Our expected results of operations described above are forward-looking statements based upon the assumptions and beliefs of our management regarding demand for our products and services, our market environment, our credit costs and reserves, and other factors and are subject to the qualifications described under "Forward-Looking Statements." Our actual results of operations could vary significantly from the foregoing expectations and could be influenced by a number of factors, including those described in "— Results of Operations" and "Risk Factors." As a result, we cannot and do not make any representations with respect to the accuracy of the foregoing expectations. You should be aware that the actual results achieved may vary, potentially materially, from the foregoing.

Results of Operations

Three Months Ended June 30, 2006 Compared with Three Months Ended June 30, 2005

The following table shows our unaudited consolidated statements of income for the three months ended June 30, 2005 and 2006:

	Three Months Ended June 30,	
	2005	2006
	(Billions of yen)	
Interest income	¥ 20.6	¥ 23.5
Interest on loans and bills discounted	12.7	15.6
Interest and dividends on securities	4.5	5.5
Interest on deposits with banks	0.2	0.5
Other interest income	3.1	1.7
Interest expenses	(7.0)	(12.7)
Interest on deposits	(2.0)	(2.6)
Interest on debentures	(0.9)	(1.4)
Interest on borrowings	(0.7)	(1.4)
Other interest expenses	(3.2)	(7.1)
Net interest income	13.6	10.7
Fees and commission income	2.7	4.0
Fees and commission expenses	(0.2)	(0.4)
Net fees and commissions	2.5	3.5
Trading profits	0.6	1.2
Trading losses	(0.0)	(0.0)
Net trading profits	0.5	1.2
Other operating income	8.2	14.3
Other operating expenses	(1.2)	(1.3)
Net other operating income	6.9	13.0
Net revenue	23.6	28.6
General and administrative expenses	(11.4)	(12.6)
Other income	4.0	18.2
Other expenses	(2.8)	(1.1)
Net other income	1.1	17.0
Income before income taxes and minority interests	13.3	33.0
Income taxes:		
Current	(0.1)	(0.2)
Deferred	0.3	0.3
Minority interests in net income	(0.0)	(0.0)
Net income	¥ 13.5	¥ 33.0

Our quarterly financial information is prepared on the same basis as our annual and semi-annual financial statements, except that reserves for possible loan losses generally reflect application of the same historical loan-loss ratios as used at the end of the previous fiscal year and certain immaterial closing adjustments are omitted.

Net Revenue

Net revenue in the three months ended June 30, 2006 increased by ¥4.9 billion to ¥28.6 billion, compared to ¥23.6 billion in the corresponding period in the previous year. This increase was mainly due to a significant increase in net other operating income, which increased by ¥6.0 billion, or 87.5%, as well as slight improvements in net fees and commissions and net trading profits, which together

increased by ¥1.7 billion. These increases were partially offset by a 21.0% decrease in net interest income, which was primarily attributable to the interest funding costs of increased investments in investment funds and investment partnerships, the absence of income from amortization of deferred gains based on the macro-hedge method and, to a lesser extent, due to an increase in the average balance of deposits and debentures and a general increase on average rates on interest-bearing liabilities. Each of these net revenue components is discussed below in more detail.

Net Interest Income. Net interest income declined by ¥2.8 billion, or 21.0%, in the three months ended June 30, 2006, compared to the corresponding period in the previous year. This decline was largely due to:

- the absence of income from amortization of deferred gains in the three months ended June 30, 2006, as we had fully amortized deferred gains based on the macro-hedge method up to March 31, 2006, which had accounted for ¥2.3 billion of net interest income in the three months ended June 30, 2005; and
- an 81.2% increase in interest expenses from ¥7.0 billion to ¥12.7 billion, which was primarily the result of an increase on interest paid on call money and bills sold and payables under securities lending transactions which related to non-yen-denominated financings. Other interest expenses for this period was the most significant interest expense item and principally consisted of costs incurred in connection with currency swap agreements entered into with respect to foreign currency funding arrangements.

These changes were partially offset by an increase in interest income from ¥20.6 billion to ¥23.5 billion, primarily due to a ¥2.9 billion increase in interest on loans and bills discounted resulting from a higher average balance of our loans and bills discounted.

Net Fees and Commissions. Net fees and commissions increased by ¥1.0 billion, or 41.2%, to ¥3.5 billion in the three months ended June 30, 2006, compared to the corresponding period in the previous year. The increase was primarily due to an increase in fees and commissions from various loan operations.

Net Trading Profits. Net trading profits increased by ¥0.6 billion, or 121.5%, to ¥1.2 billion in the three months ended June 30, 2006, compared to the corresponding period in the previous year, primarily due to higher gains from sales of derivative contracts to our customers.

Net Other Operating Income. Net other operating income was 45.5%, the largest component, of net revenue in the three months ended June 30, 2006. Net other operating income increased by ¥6.0 billion, or 87.5%, to ¥13.0 billion compared to the corresponding period in the previous year, primarily due to gains on investments in investment partnerships and gains on sales of real estate investment trusts, or REITs, as well as a gain of ¥2.2 billion recognized in connection with a transfer of a fund investment, classified as available-for-sale securities, to an investment fund managed by Spring Mountain Capital, L.P. We will continue to have exposure to valuation gains or losses from this fund due to our equity interests in the fund, which are classified as trading securities and marked-to-market. For more information on Spring Mountain and the funds they currently manage for us, see "Management — Certain Related-Party Transactions." This gain relating to our investment fund portfolio occurred during a period of valuation declines on other of our investment fund investments during the three months ended June 30, 2006, as reflected in an overall increase in the "net unrealized loss on available-for-sale securities" component of our equity from ¥0.6 billion as of March 31, 2006 to ¥9.5 billion as of June 30, 2006.

General and Administrative Expenses

General and administrative expenses increased by ¥1.1 billion, or 10.1%, in the three months ended June 30, 2006, compared to the corresponding period in the previous year, largely due to an increase in investments in our information and technology systems and increases in salaries and allowances..

Our overhead ratio, or the ratio of general and administrative expenses to net revenue on a consolidated basis, improved to 44.1% for the three months ended June 30, 2006 compared to 48.4% for the three months ended June 30, 2005, as net revenue increased at a faster rate than general and administrative expenses.

Net Other Income

The following table shows the principal components of net other income for the periods shown:

	Three Months Ended June 30,	
	2005	2006
	(Billions of yen)	
Other income:		
Gain on sales of stock and other securities	¥ 0.0	¥ 2.3
Reversal of reserves for possible loan losses	0.5	12.4
Reversal of reserves for credit losses on off-balance sheet instruments	—	0.2
Other	3.5	3.0
	4.0	18.2
Other expenses:		
Provision for reserve for credit losses on off-balance sheet instruments	(0.2)	—
Write-off of claims	(0.6)	(0.0)
Loss on disposal of premises and equipment	(0.0)	(0.0)
Other	(2.0)	(1.1)
	(2.8)	(1.1)
Net other income	¥ 1.1	¥17.0

Net other income increased to ¥17.0 billion in the three months ended June 30, 2006 from ¥1.1 billion in the three months ended June 30, 2005, primarily due to ¥12.4 billion of reversals of reserves for possible loan losses. A substantial portion of this amount was due to a change of our approach in estimating the general loan loss reserve as we took into account for the first time effective remaining periods of loans and other obligations. Gains from sales of exchange-traded funds, recorded as gain on sales of stocks and other securities, also contributed to the increase in net other income in the three months ended June 30, 2006.

Net Income

As a result of the foregoing, net income increased by ¥19.5 billion, or 144.5%, to ¥33.0 billion in the three months ended June 30, 2006 from ¥13.5 billion in the three months ended June 30, 2005.

Fiscal Year Ended March 31, 2006 Compared with Fiscal Year Ended March 31, 2005

The following table shows our consolidated statements of income for the fiscal years ended March 31, 2005 and 2006:

	Fiscal Year Ended March 31,	
	2005	2006
	(Billions of yen)	
Interest income	¥ 76.5	¥ 89.1
Interest on loans and bills discounted	54.3	52.3
Interest and dividends on securities	9.9	23.1
Interest on deposits with banks	0.5	1.2
Other interest income	11.7	12.2
Interest expenses	(17.6)	(36.1)
Interest on deposits	(8.1)	(8.5)
Interest on debentures	(4.1)	(3.9)
Interest on borrowings	(0.9)	(4.5)
Other interest expenses	(4.4)	(19.1)
Net interest income	58.8	53.0
Fees and commission income	10.8	17.1
Fees and commission expenses	(0.8)	(1.3)
Net fees and commissions	10.0	15.8
Trading profits	5.8	8.2
Trading losses	(0.0)	(0.4)
Net trading profits	5.8	7.7
Other operating income	26.0	46.2
Other operating expenses	(3.5)	(8.6)
Net other operating income	22.4	37.6
Net revenue	97.1	114.2
General and administrative expenses	(46.2)	(49.4)
Other income	48.7	60.0
Other expenses	(9.5)	(15.7)
Net other income	39.1	44.2
Income before income taxes and minority interests	90.0	109.0
Income taxes:		
Current	(0.7)	(0.9)
Deferred	0.8	12.1
Minority interests in net income	(0.2)	(0.1)
Net income	¥ 89.8	¥120.1

Net Revenue

Net revenue increased by ¥17.0 billion, or 17.5%, to ¥114.2 billion in the fiscal year ended March 31, 2006 from ¥97.1 billion in the fiscal year ended March 31, 2005. The most significant contribution to the increase came from "net other operating income," which increased by 67.6% from ¥22.4 billion in the fiscal year ended March 31, 2005 to ¥37.6 billion in the fiscal year ended March 31, 2006. As a percentage of net revenue, net other operating income increased from 23.1% for the fiscal year ended March 31, 2005 to 32.9% for the fiscal year ended March 31, 2006, in part reflecting increased investments in investment partnerships and investment funds during the fiscal year ended March 31, 2006. We also recorded gains from net fees and commissions and net trading profits, which together increased by ¥7.7 billion year-on-year, which were partially offset by a ¥5.8 billion decrease in net interest income. As a result, the ratio of non-interest income, which is the sum of net fees and

commissions, net trading profits and net other operating income, to net revenue, for the fiscal year ended March 31, 2006 was 53.6%, an increase from 39.4% in the previous year. Each of these net revenue components are discussed below in more detail.

Net Interest Income

Net interest income declined by ¥5.8 billion, or 10.0%, to ¥53.0 billion in the fiscal year ended March 31, 2006, compared to ¥58.8 billion in the fiscal year ended March 31, 2005. This decline was largely due to an ¥18.4 billion, or 104.3%, increase in interest expenses from ¥17.6 billion to ¥36.1 billion, partially offset by an increase in interest income of ¥12.5 billion, or 16.4%, to ¥89.1 billion in the fiscal year ended March 31, 2006, as compared to ¥76.5 billion in the fiscal year ended March 31, 2005.

Interest Income. Our principal interest-earnings assets for these periods consisted of loans and bills discounted as well as securities (other than securities held for trading purposes). Interest income increased primarily due to a ¥13.2 billion increase in interest and dividends on securities, partially offset by a decrease of ¥1.9 billion in interest on loans and bills discounted.

- Interest on loans and bills discounted decreased by 3.6% as we recorded a 2.9% decrease from ¥2,783.4 billion to ¥2,702.8 billion in the average balance of our loan portfolio due to a reduction in loans to certain large borrowers as part of our efforts to reduce our borrower concentration risk implemented through the fiscal year ended March 31, 2005 and the first half of the fiscal year ended March 31, 2006, as well as our efforts to improve the credit quality of our loan portfolio. The decrease in our loan balance accounted for ¥1.5 billion of the decrease in interest income on loans and bills discounted while our average interest rate decrease from 1.95% to 1.93% resulted in a ¥0.4 billion reduction.

- The ¥13.2 billion increase in interest and dividends on securities was due to increased investments in higher-yielding investment assets, which increased the average rate on securities from 0.90% to 1.46%, accounting for ¥8.8 billion of the increase, while the increase in the average balance of securities from ¥1,097.8 billion to ¥1,578.6 billion accounted for ¥4.3 billion of the increase. Our average balance of securities increased due to additional investments, primarily in foreign bonds, as well as interests in investment partnerships characterized as available-for-sale securities.

Interest Expenses. Interest expenses increased primarily due to a sharp increase in other interest expenses and, to a lesser extent, an increase in costs associated with borrowings. Both of these increases were attributable to our increased foreign-currency-denominated funding activities bearing higher interest expenses than yen-denominated fundings. "Other interest expenses" for the fiscal year ended March 31, 2006 was the most significant interest expense item, increasing from ¥4.4 billion in the fiscal year ended March 31, 2005 to ¥19.1 billion in the fiscal year ended March 31, 2006. The following components were primarily responsible for the increase in "other interest expenses":

- a ¥7.9 billion, or 252.6%, increase from ¥3.1 billion to ¥11.0 billion attributable to "other" interest-bearing liabilities shown in the following table, mainly consisting of costs related to currency swap transactions; and

- a ¥5.0 billion increase in payables under securities lending transactions from ¥0.8 billion to ¥5.9 billion due to a significant increase in average interest rates for such payables from 0.88% to 3.22%.

The increase of interest on borrowings which mainly consists of call money and bills sold and borrowed money, was mainly due to a significant increase in the average rates for call money and bills sold from 0.13% in the fiscal year ended March 31, 2005 to 0.92% in the fiscal year ended March 31, 2006.

Net Interest Margin. Net interest margin decreased to 0.99% for the fiscal year ended March 31, 2006 from 1.35% for the fiscal year ended March 31, 2005, as the increase in average rates on interest-earning assets was more than offset by an increase in average rates on interest-bearing liabilities. A portion of the decrease in our net interest margin is attributable to funding costs incurred in connection with increased investments in investment partnerships and investment funds, which increased our total interest expense to the extent these investments were funded by interest-bearing

liabilities, while most income generated from these investments was recognized as "other operating income."

The following table shows our average balances and related interest income and expenses and average interest rates for interest-earning assets and interest-bearing liabilities on a consolidated basis for the periods indicated. Average balances are calculated based on a formula using daily balances, except for our subsidiaries' balances which are based on semi-annual period-end balances.

Interest-Earning Assets and Interest-Bearing Liabilities

	Fiscal Year Ended March 31,					
	2005			2006		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Billions of yen, except percentages)					
Interest-earning assets:						
Deposits with banks	¥ 29.7	¥ 0.5	1.68%	¥ 33.6	¥ 1.2	3.84%
Call loans and bills bought	65.2	0.0	0.04	147.1	0.0	0.04
Receivable under securities borrowing transactions	253.4	0.0	0.02	226.9	0.0	0.01
Securities	1,097.8	9.9	0.90	1,578.6	23.1	1.46
Loans and bills discounted	2,783.4	54.2	1.95	2,702.8	52.3	1.93
Other(1)	—	11.7	—	—	12.2	—
Total interest income	¥4,300.3	¥76.5	1.78%	¥4,768.3	¥89.1	1.86%
Interest-bearing liabilities:						
Deposits	¥1,897.1	¥ 7.9	0.42%	¥1,847.6	¥ 8.2	0.44%
Negotiable certificates of deposit	544.7	0.1	0.03	642.5	0.2	0.03
Debentures	924.9	4.1	0.44	848.6	3.9	0.46
Call money and bills sold	456.7	0.6	0.13	476.3	4.3	0.92
Payables under repurchase agreements	150.1	0.4	0.29	76.9	2.1	2.83
Payables under securities lending transactions	94.4	0.8	0.88	182.9	5.9	3.22
Commercial paper	0.0	0.0	0.07	—	—	—
Borrowed money	30.1	0.3	1.10	57.1	0.1	0.22
Other(1)	—	3.1	—	—	11.0	—
Total interest expenses	¥4,099.0	¥17.6	0.43%	¥4,129.2	¥36.1	0.87%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (367.9)	—	—	¥ (28.5)	—	—
Stockholders' equity(2)	569.3	—	—	667.5	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥4,300.3	—	—	¥4,768.3	—	—
Net interest margin	—	—	1.35%	—	—	0.99%
Impact of non-interest-bearing sources	—	—	0.02	—	—	0.12
Net interest income	—	¥58.8	1.37%	—	¥53.0	1.11%

Notes:

(1) "Other" principally includes interest income or interest expenses associated with certain derivatives although our average balance information does not reflect the related balances of such derivatives. Accordingly, average balance and average rate information for "other" is not presented because the average rate is not meaningful.

(2) Represents a simple average of the balance at the end of the fiscal year and the balance at the end of the previous fiscal year.

The following table sets forth the effects of changing rates and volumes on our interest income and expenses for the periods indicated:

Analysis of Changes in Net Interest Income

	From the Fiscal Year Ended March 31, 2005 to the Fiscal Year Ended March 31, 2006		
	Due to Changes In(1)		
	Volume	Rate	Net Change
	(Billions of yen)		
Increase (decrease) in interest income:			
Deposits with banks	¥ 0.06	¥ 0.72	¥ 0.79
Call loans and bills bought	0.03	(0.00)	0.03
Receivable under securities borrowing transactions	(0.00)	(0.02)	(0.03)
Securities	4.37	8.83	13.20
Loans and bills discounted	(1.57)	(0.40)	(1.97)
Other(2)	—	—	0.53
Total interest income	¥ 8.33	¥ 4.22	¥12.55
Increase (decrease) in interest expenses:			
Deposits	¥(0.20)	¥ 0.51	¥ 0.30
Negotiable certificates of deposit	0.03	0.01	0.04
Debentures	(0.34)	0.15	(0.18)
Call money and bills sold	0.02	3.72	3.75
Payables under repurchase agreements	(0.21)	1.95	1.73
Payable under securities lending transactions	0.78	4.27	5.06
Commercial paper	(0.00)	—	(0.00)
Borrowed money	0.29	(0.49)	(0.20)
Other(2)	—	—	7.92
Total interest expenses	¥ 0.13	¥18.30	¥18.43
Net increase (decrease) in net interest income			¥ (5.88)

Notes:

(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in average balance or rate for that category. The attribution of the average balance variance is calculated by multiplying the change in average balance by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance. To the extent the amount was attributable to both volume and rate change, such amount has been included as part of the rate variance.

(2) Interest on "other" principally includes interest associated with certain derivatives although our average balance information does not include the related balances for such derivatives. As average balance and average rate for "other" is not presented, no volume and rate information is available.

Net Fees and Commissions

Net fees and commissions significantly increased by ¥5.7 billion, or 57.8%, to ¥15.8 billion in the fiscal year ended March 31, 2006 compared to ¥10.0 billion in the fiscal year ended March 31, 2005, primarily due to an increase in fees and commissions on loan operations, such as syndicated loan transactions and extensions of credit commitment lines, as well as fees and commissions from the sale of investment products, partially offset by a ¥0.4 billion, or 56.5%, increase of fees and commission expenses.

Net Trading Profits

Net trading profits increased by ¥1.9 billion, or 33.8%, to ¥7.7 billion in the fiscal year ended March 31, 2006, compared to ¥5.8 billion in the fiscal year ended March 31, 2005, primarily due to

strong sales of our derivative embedded deposit products, partially offset by ¥0.4 billion in trading losses on securities-related trading transactions.

Net Other Operating Income

The table below shows the principal components of net other operating income for the periods shown:

	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2006
	(Billions of yen)	
Gain on sales of bonds	¥ 5.6	¥ 3.3
Gain on redemption of bonds	0.0	2.5
Loss on sales of bonds	(1.3)	(6.8)
Net gain (loss) on sales of bonds and redemption of bonds	4.3	(1.0)
Net gain (loss) on derivatives	(0.2)	(0.5)
Net gain (loss) on foreign exchange transactions	2.8	3.7
Amortization of debenture issuance costs	(0.1)	(0.2)
Other, net	15.6	35.5
Net other operating income	¥22.4	¥37.6

Net other operating income for the fiscal year ended March 31, 2006 increased by ¥15.1 billion, or 67.6%, to ¥37.6 billion, from ¥22.4 billion in the fiscal year ended March 31, 2005. The principal reason for this increase was a ¥19.9 billion improvement in the "other, net" category, which was partially offset by a ¥5.3 billion decrease in net gain (loss) on sales of bonds and redemption of bonds. The net loss on sale of bonds of ¥3.5 billion in the fiscal year ended March 31, 2006, mainly attributable to an increasing interest rate environment, was offset in part by a ¥2.5 billion in gain on redemption of bonds during the same period. The "other, net" category primarily includes gain or loss on investments in investment partnerships or investment funds and, to a lesser extent, gain or loss on sale of loans. During the fiscal year ended March 31, 2006, gains from investment partnerships increased by 258.0% to ¥15.4 billion from ¥4.3 billion in the fiscal year ended March 31, 2005, and gains from investments in investment funds increased by 280.3% to ¥12.9 billion from ¥3.3 billion in the fiscal year ended March 31, 2005.

General and Administrative Expenses

General and administrative expenses increased by ¥3.1 billion, or 6.7%, to ¥49.4 billion for the fiscal year ended March 31, 2006, from ¥46.2 billion in the fiscal year ended March 31, 2005. The increase was mainly due to:

- a ¥1.2 billion increase in salaries and allowances, on a non-consolidated basis, from ¥12.8 billion in the fiscal year ended March 31, 2005 to ¥14.1 billion in the fiscal year ended March 31, 2006, primarily reflecting higher compensation packages for certain of our senior management and specialist employees; and

- a ¥0.6 billion increase in depreciation, on a non-consolidated basis, from ¥1.7 billion to ¥2.4 billion, which was mainly related to depreciation costs associated with office renovations.

Our overhead ratio, or the ratio of general and administrative expenses to net revenue on a consolidated basis, improved by 4.3 percentage points to 43.3% for the fiscal year ended March 31, 2006, compared to 47.6% for the fiscal year ended March 31, 2005, as net revenue increased at a faster rate than general and administrative expenses.

Net Other Income

The following table shows the principal components of net other income for the periods shown:

	Fiscal Year Ended March 31,	
	2005	2006
	(Billions of yen)	
Other income:		
Gain on sales of stock and other securities	¥ 0.7	¥ 6.1
Reversal of reserves for possible loan losses	25.1	46.9
Reversal of reserves for credit losses on off-balance sheet instruments	6.1	—
Gain on transfer of the substitutional portion of the governmental pension program	4.4	—
Other	12.2	6.9
Total other income	48.7	60.0
Other expenses:		
Provision for reserve for credit losses on off-balance sheet instruments	—	(0.2)
Write-off of claims	(5.2)	(6.3)
Loss on disposal of premises and equipment	(0.0)	(0.6)
Other	(4.2)	(8.5)
Total other expenses	(9.5)	(15.7)
Net other income	¥39.1	¥44.2

Net other income increased by ¥5.1 billion, or 13.1%, from ¥39.1 billion in the fiscal year ended March 31, 2005 to ¥44.2 billion in the fiscal year ended March 31, 2006. This increase was primarily due to an increase in reversal of reserves for possible loan losses of ¥21.8 billion, or 86.9%, to ¥46.9 billion in the fiscal year ended March 31, 2006 from ¥25.1 billion in the fiscal year ended March 31, 2005, mainly as a result of continued improvements in the quality of our loan portfolio, as well as a ¥5.4 billion increase in gain on sales of stock and other securities, primarily sales of exchange-traded funds, in the fiscal year ended March 31, 2006. The increase in other income was partially offset by the absence in the fiscal year ended March 31, 2006 when compared to the prior year of a ¥6.1 billion reversal of reserves for credit losses on off-balance sheet instruments and a ¥4.4 billion gain recognized in connection with the transfer of pension assets to the Japanese government. The overall increase in net other income was also partially offset by a ¥4.2 billion increase in the "other" category of other expenses, which included extra retirement benefits of ¥1.2 billion that were expensed in the fiscal year ended March 31, 2006 and certain non-recurring system-related expenses, such as write-offs of certain IT related systems.

Income Taxes

For the fiscal year ended March 31, 2006 we recorded ¥0.9 billion in current income tax, compared to ¥0.7 billion for the fiscal year ended March 31, 2005. Our tax loss carryforwards allowed us to reduce the amount of current income taxes paid for both periods. Our deferred tax benefit was substantially larger in the fiscal year ended March 31, 2006 reflecting a higher level of earnings expectations. As a result of the recognition of additional deferred tax assets, our net income after taxes increased by ¥12.1 billion for the fiscal year ended March 31, 2006.

Net Income

As a result of the foregoing, net income increased by ¥30.2 billion, or 33.6%, to ¥120.1 billion in the fiscal year ended March 31, 2006 from ¥89.8 billion in the fiscal year ended March 31, 2005.

Fiscal Year Ended March 31, 2005 Compared with Fiscal Year Ended March 31, 2004

The following table shows our consolidated statements of income for the fiscal years ended March 31, 2004 and 2005:

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005
	(Billions of yen)	
Interest income	¥80.6	¥76.5
Interest on loans and bills discounted	61.6	54.3
Interest and dividends on securities	5.7	9.9
Interest on deposits with banks	0.3	0.5
Other interest income	12.7	11.7
Interest expenses	(16.9)	(17.6)
Interest on deposits	(9.0)	(8.1)
Interest on debentures	(5.9)	(4.1)
Interest on borrowings	(0.7)	(0.9)
Other interest expenses	(1.1)	(4.4)
Net interest income	63.7	58.8
Fees and commission income	9.5	10.8
Fees and commission expenses	(0.8)	(0.8)
Net fees and commissions	8.7	10.0
Trading profits	2.8	5.8
Trading losses	—	(0.0)
Net trading profits	2.8	5.8
Other operating income	16.7	26.0
Other operating expenses	(5.2)	(3.5)
Net other operating income	11.4	22.4
Net revenue	86.7	97.1
General and administrative expenses	(45.2)	(46.2)
Other income	27.6	48.7
Other expenses	(38.1)	(9.5)
Net other income (expenses)	(10.4)	39.1
Income before income taxes and minority interests	31.1	90.0
Income taxes:		
Current	(0.4)	(0.7)
Deferred	0.0	0.8
Minority interests in net income	(0.1)	(0.2)
Net income	¥30.5	¥89.8

Net Revenue

Net revenue increased by ¥10.3 billion, or 11.9%, to ¥97.1 billion in the fiscal year ended March 31, 2005 from ¥86.7 billion in the fiscal year ended March 31, 2004. The most significant contribution to the increase came from "net other operating income," which increased by 95.7% from ¥11.4 billion in the fiscal year ended March 31, 2004 to ¥22.4 billion in the fiscal year ended March 31, 2005. As a percentage of net revenue, net other operating income increased from 13.2% for the fiscal year ended March 31, 2004 to 23.1% for the fiscal year ended March 31, 2005, in part reflecting increased investments in investment partnerships and investment funds in the fiscal year ended March 31, 2005. We also recorded higher levels of net fees and commissions and net trading profits, which together increased by ¥4.2 billion year over year, which was offset by a ¥4.8 billion decrease in net interest income. As a result, the ratio of non-interest income to net revenue for the fiscal year ended March 31, 2005 was 39.4%, a strong increase from 26.6% in the previous year. Each of these net revenue components is discussed below in more detail.

Net Interest Income

Net interest income declined by ¥4.8 billion, or 7.6%, to ¥58.8 billion in the fiscal year ended March 31, 2005, compared to ¥63.7 billion in the fiscal year ended March 31, 2004. This decline was primarily due to a decrease in interest income of ¥4.0 billion, or 5.0%, to ¥76.5 billion in the fiscal year ended March 31, 2005, as compared to ¥80.6 billion in the fiscal year ended March 31, 2004, coupled with a ¥0.7 billion, or 4.6%, increase in interest expenses from ¥16.9 billion to ¥17.6 billion.

Interest Income. Our principal interest-earning assets for these periods consisted of loans and bills discounted as well as securities (other than securities held for trading purposes). Interest income decreased primarily due to a ¥7.3 billion decline in interest on loans and bills discounted, partially offset by a ¥4.1 billion increase in interest and dividends on securities.

- Interest on loans and bills discounted decreased by 12.0% as we recorded a 12.7% decrease in the average balance of our loan portfolio due to a reduction in loans to certain large borrowers as part of our efforts to reduce our borrower concentration risk, implemented through the fiscal year ended March 31, 2005, as well as our efforts to improve the credit quality of our loan portfolio. The decrease in our loan balance accounted for ¥7.8 billion of the decrease in interest income on loans and bills discounted, which was slightly offset by a rate increase from 1.93% to 1.95% that accounted for a ¥0.4 billion increase.
- The ¥4.1 billion increase in interest and dividends on securities was due to an increased allocation of our risk capital to higher-yielding investment assets, such as foreign bonds, which increased the average rate on securities from 0.48% to 0.90%, accounting for a ¥4.6 billion increase in interest and dividends on securities, offset in part by the impact of a decrease in our average balance of securities from ¥1,189.0 billion to ¥1,097.8 billion, mainly caused by the reduction of our holdings of Japanese government bonds.

Interest Expenses. Interest expenses increased to ¥17.6 billion in the fiscal year ended March 31, 2005 compared to ¥16.9 billion in the fiscal year ended March 31, 2004. The increase was primarily due to a combination of an increase in the average rate on interest-bearing liabilities, from 0.37% in the fiscal year ended March 31, 2004 to 0.43% in the fiscal year ended March 31, 2005, which accounted for ¥2.4 billion of the increase, and an increase of ¥3.2 billion in other interest expenses, mainly consisting of costs incurred as part of currency swap agreements. These increases were partially offset by a 10.0% decrease in the average balance of interest-bearing liabilities, primarily due to a 20.0% decrease in the average balance of debentures.

Net Interest Margin. Net interest margin increased to 1.35% for the fiscal year ended March 31, 2005 from 1.30% for the fiscal year ended March 31, 2004, as the increase in the average rate on interest-bearing liabilities was more than offset by the increase in the average rate on interest-earning assets from 1.67% to 1.78%, which was primarily attributable to higher yields on securities in the fiscal year ended March 31, 2005, compared to the fiscal year ended March 31, 2004.

The following table shows our average balances and related interest income and expenses and average interest rates for interest-earning assets and interest-bearing liabilities on a consolidated basis for the periods indicated. Average balances are calculated based on a formula using daily balances, except for our subsidiaries' average balances which are based on semi-annual period-end balances.

Interest-Earning Assets and Interest-Bearing Liabilities

	Fiscal Year Ended March 31,					
	2004			2005		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Billions of yen, except percentages)					
Interest-earning assets:						
Deposits with banks	¥ 33.9	¥ 0.3	1.15%	¥ 29.7	¥ 0.5	1.68%
Call loans and bills bought	103.9	0.0	0.03	65.2	0.0	0.04
Receivables under resale agreements	0.2	0.0	0.01	—	—	—
Receivable under securities borrowing transactions	194.9	0.0	0.03	253.4	0.0	0.02
Securities	1,189.0	5.7	0.48	1,097.8	9.9	0.90
Loans and bills discounted	3,187.9	61.6	1.93	2,783.4	54.2	1.95
Other(1)	—	12.7	—	—	11.7	—
Total interest income	¥4,817.0	¥80.6	1.67%	¥4,300.3	¥76.5	1.78%
Interest-bearing liabilities:						
Deposits	¥2,032.4	¥ 8.7	0.43%	¥1,897.1	¥ 7.9	0.42%
Negotiable certificates of deposit	593.3	0.3	0.05	544.7	0.1	0.03
Debentures	1,155.7	5.9	0.51	924.9	4.1	0.44
Call money and bills sold	579.8	0.2	0.03	456.7	0.6	0.13
Payables under repurchase agreements	143.4	0.0	0.00	150.1	0.4	0.29
Payables under securities lending transactions	23.4	0.0	0.15	94.4	0.8	0.88
Commercial paper	0.2	0.0	0.07	0.0	0.0	0.07
Borrowed money	21.7	0.4	2.26	30.1	0.3	1.10
Other(1)	—	1.1	—	—	3.1	—
Total interest expenses	¥4,553.7	¥16.9	0.37%	¥4,099.0	¥17.6	0.43%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	(248.9)	—	—	(367.9)	—	—
Stockholders' equity(2)	512.1	—	—	569.3	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥4,817.0	—	—	¥4,300.3	—	—
Net interest margin	—	—	1.30%	—	—	1.35%
Impact of non-interest-bearing sources	—	—	0.02	—	—	0.02
Net interest income	—	¥63.7	1.32%	—	¥58.8	1.37%

Notes:

(1) "Other" principally includes interest income or interest expenses associated with certain derivatives although our average balance information does not reflect the related balances for such derivatives. Accordingly, average balance and average rate information for "other" is not presented because the average rate is not meaningful.

(2) Represents a simple average of the balance at the end of the fiscal year and the balance at the end of the previous fiscal year.

The following table sets forth the effects of changing rates and volumes on our interest income and expenses for the periods indicated:

Analysis of Changes in Net Interest Income

	From the Fiscal Year Ended March 31, 2004 to the Fiscal Year Ended March 31, 2005		
	Due to Changes in(1)		
	Volume	Rate	Net Change
	(Billions of yen)		
Increase (decrease) in interest income:			
Deposits with banks	¥(0.04)	¥ 0.15	¥ 0.11
Call loans and bills bought	(0.01)	0.00	(0.00)
Receivables under resale agreements	(0.00)	—	(0.00)
Receivable under securities borrowing transactions	0.01	(0.01)	0.00
Securities	(0.44)	4.63	4.19
Loans and bills discounted	(7.82)	0.45	(7.36)
Other(2)	—	—	(0.99)
Total interest income	¥(8.65)	¥ 4.58	¥(4.06)
Increase (decrease) in interest expenses:			
Deposits	¥(0.58)	¥(0.21)	¥(0.79)
Negotiable certificates of deposit	(0.02)	(0.10)	(0.13)
Debentures	(1.18)	(0.63)	(1.82)
Call money and bills sold	(0.04)	0.46	0.41
Payables under repurchase agreements	0.00	0.42	0.42
Payables under securities lending transactions	0.10	0.69	0.80
Commercial paper	(0.00)	0.00	(0.00)
Borrowed money	0.19	(0.35)	(0.16)
Other(2)	—	—	2.04
Total interest expenses	¥(1.68)	¥ 2.46	¥ 0.77
Net increase (decrease) in net interest income			¥(4.84)

Notes:

(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in average balance or rate for that category. The attribution of the average balance variance is calculated by multiplying the change in average balance by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance. To the extent the amount was attributable to both volume and rate change, such amount has been included as part of the rate variance.

(2) Interest on "other" principally includes interest associated with certain derivatives although our average balance information does not include the related balances for such derivatives. As average balance and average rate for "other" is not presented, no volume and rate information is available.

Net Fees and Commissions

Net fees and commissions increased by ¥1.3 billion, or 14.9%, to ¥10.0 billion in the fiscal year ended March 31, 2005 from ¥8.7 billion in the fiscal year ended March 31, 2004, primarily due to an increase in fees and commissions from the sale of investment products as well as an increase in trust income earned by our subsidiary Aozora Trust Bank and, to a lesser extent, a slight decrease in fees and commission expenses.

Net Trading Profits

Net trading profits increased by ¥2.9 billion, or 102.5%, to ¥5.8 billion in the fiscal year ended March 31, 2005, as compared to ¥2.8 billion in the fiscal year ended March 31, 2004. This increase was primarily due to a change in the accounting treatment for embedded derivative financial instruments, and to a lesser extent, due to gains from trading Japanese government bonds. See "— Critical

Accounting Policies — Valuation of Financial Instruments — Trading Book Assets and Liabilities Held for Trading Purposes."

Net Other Operating Income

The table below shows the principal components of net other operating income for the periods indicated:

	Fiscal Year Ended March 31,	
	2004	2005
	(Billions of yen)	
Net gain (loss) on sales of bonds	¥(1.7)	¥ 4.3
Net gain (loss) on derivatives	4.9	(0.2)
Net gain on foreign exchange transactions	2.3	2.8
Amortization of debenture issuance costs	(0.2)	(0.1)
Other, net	6.0	15.6
Net other operating income	¥11.4	¥22.4

Net other operating income for the fiscal year ended March 31, 2005 increased by ¥10.9 billion, or 95.7%, to ¥22.4 billion, from ¥11.4 billion in the fiscal year ended March 31, 2004. This increase was primarily due to a ¥9.6 billion increase in the "other, net" category, which was primarily attributable to an increase in gains from our investments in investment partnerships and investment funds and an increase in gains on collection and sale of problem loans by our loan servicing subsidiary, AOZORA Loan Services Co., Ltd. The increase in net other operating income during the fiscal year ended March 31, 2005 was also positively affected by a net gain on sales of bonds, which included ¥3.8 billion of gains from the sale of REIT securities.

General and Administrative Expenses

General and administrative expenses increased by ¥1.0 billion, or 2.4%, to ¥46.2 billion for the fiscal year ended March 31, 2005, from ¥45.2 billion in the fiscal year ended March 31, 2004. The increase was mainly due to:

- a ¥0.5 billion increase in salaries and allowances on a non-consolidated basis from ¥12.2 billion in the fiscal year ended March 31, 2004 to ¥12.8 billion in the fiscal year ended March 31, 2005 primarily reflecting higher compensation packages for certain of our senior management and specialist employees; and
- a ¥1.0 billion increase in taxes, on a non-consolidated basis, from ¥1.3 billion in the fiscal year ended March 31, 2004 to ¥2.4 billion in the fiscal year ended March 31, 2005, which increase primarily reflects enterprise taxes that came into effect for the first time for the fiscal year ended March 31, 2005 and that cannot be offset against tax loss carryforwards.

Our overhead ratio improved to 47.6% for the fiscal year ended March 31, 2005, compared to 52.1% for the fiscal year ended March 31, 2004 as net revenue increased at a faster rate than general and administrative expenses.

Net Other Income (Expenses)

The following table shows the principal components of net other income (expenses) for the periods indicated:

	Fiscal Year Ended March 31,	
	2004	2005
	(Billions of yen)	
Other income:		
Gain on sales of stock and other securities	¥ 0.0	¥ 0.7
Reversal of reserves for possible loan losses	22.6	25.1
Reversal of reserves for credit losses on off-balance sheet instruments	—	6.1
Gain on transfer of the substitutional portion of the governmental pension program	—	4.4
Other	4.9	12.2
Total other income	27.6	48.7
Other expenses:		
Provision for reserve for credit losses on off-balance sheet instruments	(7.2)	—
Write-off of claims	(8.7)	(5.2)
Loss on disposal of premises and equipment	(0.1)	(0.0)
Loss on write down of stocks	(0.0)	(0.0)
Other	(21.9)	(4.2)
Total other expenses	(38.1)	(9.5)
Net other income (expenses)	¥(10.4)	¥39.1

The increase in net other income in the fiscal year ended March 31, 2005, compared to the fiscal year ended March 31, 2004, was primarily attributable to the combined effects of:

- a decrease of ¥17.6 billion in the "other" category of other expenses, mainly reflecting the absence of losses incurred in the fiscal year ended March 31, 2004 in connection with sales of problem loans as part of our efforts to improve overall asset quality as well as an increase of ¥7.3 billion in the "other" category of other income as we recorded gains from the sale of stock of subsidiaries of ¥6.6 billion, mainly reflecting the sale of Aozora Card to Rakuten, Inc., and ¥1.1 billion of refunded taxes relating to a previously associated company, both of which were recorded in the fiscal year ended March 31, 2005;
- a ¥6.1 billion reversal of reserves for credit losses on off-balance sheet instruments in the fiscal year ended March 31, 2005, reflecting the expiration of a commitment line extended to a borrower whose classification had declined in the fiscal year ended March 31, 2004 to the "in danger of bankruptcy" category, as compared to a provision for reserve for credit losses on off-balance sheet instruments of ¥7.2 billion recorded in the fiscal year ended March 31, 2004;
- a ¥2.4 billion increase in reversal of reserves for possible loan losses in the fiscal year ended March 31, 2005 and a ¥3.5 billion decrease in write-off of claims in the fiscal year ended March 31, 2005, both reflecting the improving quality of our loan portfolio; and
- a ¥4.4 billion gain in connection with the transfer of pension assets to the Japanese government in the fiscal year ended March 31, 2005.

Income Taxes

For the fiscal year ended March 31, 2005, we recorded ¥0.7 billion in current income tax, a 42.6% increase compared to ¥0.4 billion for the fiscal year ended March 31, 2004. Our tax loss carryforwards allowed us to reduce the amount of current income taxes paid for both periods. As a result of deferred tax assets, our net income after taxes increased by ¥0.8 billion for the fiscal year ended March 31, 2005.

Net Income

As a result of the foregoing, net income increased by ¥59.3 billion, or 194.4%, to ¥89.8 billion in the fiscal year ended March 31, 2005 from ¥30.5 billion in the fiscal year ended March 31, 2004.

Non-consolidated Non-GAAP Financial Measures

We disclose non-consolidated financial information in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Aozora's achievement of non-consolidated performance targets set forth in our business revitalization plan and publicly disclose the information at least semi-annually. See "Supervision and Regulation — Governmental Measures to Treat Troubled Institutions and Address Problem Loans."

Aozora's non-consolidated amounts of total assets and net income represented 100.2% and 99.8% of our consolidated amounts of total assets and net income for the fiscal year ended March 31, 2006, respectively. As of and for the three months ended June 30, 2006, Aozora accounted for 100.3% of our consolidated assets and 100.2% of our consolidated net income.

The table below compares Aozora's results for the fiscal year ended March 31, 2006 to targets in its business revitalization plan:

Comparison of Targets and Results for Key Measures in the Business Revitalization Plan (non-consolidated)

	Fiscal Year Ended March 31, 2006	
	Target	Actual
	(Billions of yen, except percentages)	
Net income	¥ 42.0	¥119.9
General and administrative expenses	(45.0)	(44.0)
Return on equity based on business profit before general loan-loss reserve(1)	8.8%	9.7%

Note:

(1) Return on equity based on business profit before general loan-loss reserve is calculated by dividing business profit before general loan-loss reserve for the fiscal year by average stockholders' equity for the fiscal year. Average stockholders' equity is calculated based on the average of stockholders' equity as of the beginning of the fiscal year and as of the end of the fiscal year. General loan-loss reserve consists of provision for reserve for possible loan losses and provision for reserve for credit losses on off-balance sheet instruments.

Supplemental Non-consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, we report net revenue (*gyomu ararieki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, business profit before general loan-loss reserve (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Net revenue is the sum of:

- net interest income;
- net fees and commissions;
- net trading profits; and
- net other operating income.

Business profit before general loan-loss reserve is non-consolidated net revenue minus general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Aozora's revenues and profitability from year to year. The table below sets forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2004, 2005 and 2006 and the three months ended June 30, 2005 and 2006:

Supplemental Measures (non-consolidated)

	Fiscal Year Ended March 31,			Three Months Ended June 30,	
	2004	2005	2006	2005	2006
	(Billions of yen)				
Net revenue (*gyomu ararieki*)	¥ 81.6	¥ 90.3	¥108.2	¥ 21.9	¥ 27.4
General and administrative expenses	(39.1)	(40.6)	(44.0)	(10.0)	(11.4)
Business profit before general loan-loss reserve (*jisshitsu gyomu jun-eki*)	42.4	49.6	64.2	11.9	15.9
General loan-loss reserve(1)	(7.2)	—	(0.1)	(0.2)	—
Business profit (*gyomu jun-eki*)	35.1	49.6	64.0	11.7	15.9
Net gains (losses) on sales of equity securities	0.0	0.5	6.0	(0.0)	1.8
Loan write-off and other credit costs	(22.2)	(4.2)	(4.9)	0.1	(0.0)
Other non-recurring income (expenses), net	(5.5)	(2.3)	(4.3)	(0.5)	1.7
Operating profits (*keijo rieki*)	7.3	43.7	60.7	11.3	19.6
Extraordinary income(2)	23.8	42.2	47.4	2.0	13.1
Income before income taxes	31.1	85.9	108.1	13.3	32.7
Current income taxes	0.1	0.1	(0.1)	(0.0)	0.0
Deferred income taxes	0.4	0.7	11.8	0.4	0.3
Net income	¥ 31.8	¥ 86.8	¥119.9	¥ 13.7	¥ 33.1

Notes:

(1) General loan-loss reserve consists of provision for reserve for possible loan losses and provision for reserve for credit losses on off-balance sheet instruments.

(2) Extraordinary income for the fiscal years ended March 31, 2004, 2005 and 2006 and the three months ended June 30, 2005 and 2006 mainly consisted of net reversals of the reserve for possible loan losses and reversals of the reserve for credit losses on off-balance sheet instruments. While provision for specific reserve for possible loan losses is recorded in loan write-off and other credits costs, a net reversal of reserves for possible loan losses is recorded as extraordinary income.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. A summary of significant accounting policies is set forth in note 2 to the consolidated financial statements included elsewhere in this offering memorandum.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or result in material changes in our financial condition or results of operations.

Reserve for Possible Loan Losses and Other Credit Losses

The reserve for possible loan losses is management's estimate of the credit losses incurred in the lending portfolio and is discussed in further detail in "— Financial Condition — Loan Portfolio — Asset Quality and Reduction of Problem Loans." We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries based on our credit rating policies and credit evaluation procedures to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against borrowers in the "in danger of bankruptcy" category. For claims against borrowers in the *de facto* bankrupt and legally bankrupt categories, the full amount of the unsecured, non-guaranteed portion of the claim is written off because such portion is deemed unlikely to be collected. For claims against borrowers in the "in danger of bankruptcy" category, we make a provision in the specific reserve for possible loan losses in an amount equal to the difference between the expected recovery amount of the loan and the loan principal for claims that bear substantial risk of final collectibility or impairment of value.

A general reserve is provided for claims against normal borrowers as well as claims against "need attention" borrowers (including special attention borrowers) in an amount that is deemed necessary to absorb losses that are expected to be incurred on such claim portfolios over a certain loss-estimation period in the future. In estimating this amount, we apply the historical loan-loss ratio for the relevant category determined over a set period to the claims in the relevant category. Until March 31, 2006, when estimating the general reserve amount for possible loan losses, we used the remaining contract periods of the loans to determine the loss-estimation period without taking into account the scheduled repayments and amortization of existing loan balances over such loss-estimation period. Following our emergence from temporary nationalization, we elected to use the remaining contract period as a loss-estimation period for even normal borrowers, as part of our intensive efforts to address past credit quality problems. Effective April 1, 2006, we decided to take into account the scheduled repayments and amortizations of existing loan balances when determining the loss-estimation period, which had the effect of shortening the loss-estimation period and consequently resulted in a decrease in the general reserve amount. We believe this change is consistent with recent improvements in the Japanese economy and in the overall credit quality of our loan portfolio.

A reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding. Where available, we may refer to certain external data, including potential default rates published by rating agencies and prices for similar obligations quoted in secondary markets, to estimate the reserves for possible loan losses against the claims.

Estimating the specific reserve for claims against in danger of bankruptcy borrowers is subject to a number of significant judgments about future collections of principal and interest and uncertainties due to changing financial conditions of borrowers and general economic conditions surrounding borrowers' business operations. In addition, because secured portions of claims are not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against the normal borrowers and need attention borrowers could be affected by the methodologies employed and assumptions adopted by management, including default and recovery rates, length of historical periods of observing actual loan losses and defaults, migration analyses for borrower ratings and certain other factors. As a result, actual losses in the lending portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from ultimate disposition of the portfolio, it would result in additional losses or write-offs or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimate were in excess

of actual losses, it would result in a reversal of our reserves, effectively offsetting the credit cost previously incurred.

A reserve for credit losses on off-balance sheet instruments is provided for estimated credit losses on commitments to extend loans and other off-balance sheet instruments. A reserve is established for this exposure based on our estimated loss ratio and loss amounts.

We also provide other reserves against potential credit losses. These include a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans, which we include as a specific reserve within our reserve for possible loan losses. See "— Financial Condition — Loan Portfolio — Reserves for Credit Losses."

Valuation of Financial Instruments

We have various types of financial instruments on our trading and banking books. Pursuant to Japanese GAAP, we record our financial instruments with readily determinable fair values at their fair values, which are measured based on market prices or third-party quotes or, if both are unavailable, our internal valuation methodologies. Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those derived from other methodologies.

Available-for-Sale Securities

We generally record available-for-sale securities with readily determinable fair values, both debt and equity, at their fair values. The net unrealized gains or losses, net of applicable taxes, on these securities are included in and presented as a component of stockholders' equity. Our available-for-sale securities also include some securities without readily obtainable market prices or quotes. These securities mainly consist of illiquid corporate bonds, interests in investment partnerships and interests in certain illiquid investment funds, associations under the Japanese Civil Code and other types of partnerships. We generally record these securities at cost.

Impairment in Value of Securities

Available-for-sale securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the fair value of a security at a measurement date has declined in excess of 30% of its cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline, we recognize an impairment in book value of the security since the decline in fair value is deemed to be other than temporary. Our judgment of the possibility and magnitude of a future recovery in fair value may inherently rely on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal year ended March 31, 2006, and for the three months ended June 30, 2006, we recorded no impairment losses with respect to marketable securities.

Trading Book Assets and Liabilities and Securities Held for Trading Purposes

Our trading book assets and liabilities consist of derivative financial instruments and trading securities. In addition, we hold certain investment securities, such as hedge funds, that are not recorded in our trading book but are held for trading purposes in the banking book. All of these assets held for trading purposes are booked at their fair values, and changes in value are reflected in our net income.

In the fiscal year ended March 31, 2005, we began to account for our embedded derivative financial instruments separately from the host financial assets or liabilities. As a result, the embedded derivative are marked-to-market. Valuation gains or losses on these instruments are reflected in our net income. As a result of this change, our income before income taxes and minority interests in the fiscal year ended March 31, 2005 increased by ¥2.9 billion.

When actively traded market prices are not available, we estimate the fair values of the assets and liabilities held for trading purposes using our internal valuation methodologies. These methodologies require us to use our judgment in making assumptions regarding market parameters, such as swap rates with longer maturities. In addition, we adjust the fair value estimates for derivative financial instruments by internally estimated credit risks.

We offer certain loan and deposit products embedded with derivatives to customers. Embedded derivatives are required to be bifurcated from the host contracts if certain risk criteria exist such as embedded derivatives failing to protect the principal of the host financial assets or liabilities against losses. If the bifurcation criteria are not met, the hybrid instruments are accounted for in their entirety and embedded derivatives are generally not marked-to-market. Current accounting standards also permit a company to bifurcate embedded derivatives from the host contract if the company separates such derivatives from the host contract for internal management purposes. Since the fiscal year ended March 31, 2005, we have established internal rules and systems required for the bifurcation of embedded derivatives from the host contracts and have separately accounted for them from their host financial assets or liabilities. Bifurcated derivatives are generally included in our trading book and valuation gains or losses are recognized as income in the period they are incurred.

Investments in Investment Funds and Investment Partnerships

We have a portfolio of investments in investment funds (principally, hedge funds and private equity funds) and investment partnerships or similar entities.

Investment funds have been accounted for as securities on our balance sheets. Hedge funds and other investment funds that we hold for the purpose of earning capital gains are classified as trading securities and recorded at fair value, as long as the investment is deemed to be readily redeemable or disposable in the market and the fair asset value is determinable. Related valuation gains and losses are recognized currently as "other operating income" or "other operating expenses," as the case may be. Funds which do not have sufficient liquidity are classified as available-for-sale and recorded at their estimated fair values.

We record net assets and net income of our investments in investment partnerships or similar entities as assets and gains or losses therein in proportion to our share of the ownership interests based on the financial statements in a manner similar to equity method accounting. Certain of our investment partnerships or similar entities engaged in the investment business, and in which we hold interests, are defined as securities in the revised Securities and Exchange Law and its related enforcement regulations and are included in "securities" on the balance sheet, while the remaining investments are included in "other assets." The profits or losses attributable to our interests in these entities are accounted for as "other operating income" or "other operating expenses," as appropriate, on a net basis.

Securities held by investment partnerships or similar entities are evaluated under Aozora's self-assessment standard and any impairment, other than temporary impairment is reflected in our income statement.

Some investment partnerships or similar entities in which we hold interests are considered to be our subsidiaries depending on the control we exercise over such entities. We have effectively included such entities' financial condition and results of operation in our financial statements on a net basis.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and tax loss carryforwards, and evaluate them in accordance with several JICPA accounting and auditing guidelines. Under JICPA guidelines for the valuation of deferred tax assets, if a company records a material amount of tax loss carryforwards, deferred tax assets will generally be required to be reduced through a valuation allowance because it is deemed difficult to reasonably estimate future "taxable income" for the purpose of utilizing deferred tax assets. If, however, a company is able to reasonably estimate future taxable income for the next year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next year. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards can recognize deferred tax assets as realizable based on future taxable income, reasonably estimated for up to five years, if the tax loss carryforwards were incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not any significant deficiency in the company's ability to generate taxable income in the future.

We have evaluated the available evidence concerning our future taxable income and other possible sources of realization of deferred tax assets. Although we have recorded strong pre-tax income performance in recent years, we have concluded that it is appropriate to record deferred tax assets that

are realizable only in the following year after considering the materiality of our tax loss carryforwards, uncertainty with respect to future taxable income and other factors. We have recorded a valuation allowance to reduce deferred tax assets accordingly. The actual taxable income amount for the fiscal year ending March 31, 2007 may be different from our current estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized.

Liability for Employees' Retirement Benefits

A liability for employees' retirement benefits is provided on the basis of projected benefit obligations for benefit payments to eligible employees in future years and the fair value of plan assets as of the measurement date. We follow guidelines for accounting for employee retirement benefit plans in accordance with the Standard for Retirement Benefits and related JICPA guidelines, and estimate the liability for employees' pension benefits at the end of the fiscal year using actuarial assumptions, such as the expected rate of return on plan assets and the discount rate. For each interim period, however, we estimate and record a proportionate part of the annual net periodic pension cost using the assumptions determined at the beginning of the fiscal year. Prior service cost is amortized using the straight-line method. Net actuarial gain or loss is amortized using the straight-line method commencing from the next fiscal year after incurrence.

Expected Rate of Return on Plan Assets

We determine the expected rate of return on plan assets based on targeted average long-term performance of the plan assets with reference to the investment policy, current and targeted asset allocations and historical performance of the plan assets. Because assumptions regarding the rate of return on plan assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also affects the estimate of the reserve for retirement benefits and net periodic pension cost. For the fiscal years ended March 31, 2006 and ending March 31, 2007, the expected rate of return on plan assets was 2.8% and 3.5%, respectively.

Discount Rate

We have selected the current yield for Japanese government bonds with a 20-year maturity as the basis for the discount rate, as we believe that the market yield for Japanese government bonds with a 20-year maturity best reflects the risk-free rate that would be used to effectively settle our projected benefit obligations with a duration of approximately 20 years on average. Our selection of the discount rate is therefore affected by the general market interest rate environment and fluctuations in the Japanese government bond market, as well as the assumed duration of the benefit obligations. The assumed duration could change if we become aware of information that leads us to determine that a different period for settling the benefit obligations is required. A change in that assumption could, in turn, change the discount rate, the amount of net periodic pension costs and the liability for employees' retirement benefits reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the level of discount rate used in our financial statements. For the fiscal year ended March 31, 2006 the discount rate was 1.9%.

Hedge Accounting

In addition to the general guidelines for hedge accounting included in "Accounting Standard for Financial Instruments" and "Accounting Standard for Foreign Currency Transactions," we follow the industry-specific JICPA guidelines regarding hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow. Derivative transactions that meet hedge accounting criteria are primarily accounted for under the deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the gains and losses on the hedged items are recognized in the statements of income.

Interest Rate Risk. Prior to April 1, 2003, we applied a "macro-hedge" approach for interest rate derivatives used to manage interest rate risks as part of our asset-liability management and other risk management activities. Such macro-hedge accounting was permitted as an exceptional and tentative treatment for the banking industry. Effective April 1, 2003, we adopted the deferral method of hedge accounting, in accordance with the general rules of the JICPA Industry Audit Committee Report No. 24,

which prescribed a revised accounting standard for hedging financial instruments and superseded the macro-hedge accounting.

Pursuant to this new standard, the effectiveness of a hedge is measured in terms of the effect of offsetting changes in fair values and cash flows for the hedged items arising from market fluctuations as follows. We specify the items to be hedged such as deposits or loans and the hedging instruments to be used such as interest rate swaps. We then group the hedges by their remaining periods to maturity and evaluate the hedging effectiveness within each group. Subsequent to the termination of the macro-hedges, related deferred gains and losses amounting to ¥92.1 billion and ¥64.9 billion, respectively, on our balance sheet at March 31, 2003 were amortized as interest income or interest expenses over three years, according to the remaining periods and notional amounts of the hedging instruments. There were no remaining balances of deferred hedge gains or losses related to prior "macro-hedging" as of March 31, 2006.

Foreign Exchange Risk. Prior to April 1, 2003, we accounted for fund swap and certain currency swap transactions on an accrual basis. Effective April 1, 2003, these swap transactions have been accounted for using either deferral hedge accounting or fair value accounting by fully applying the JICPA Industry Audit Committee Report No. 25, which superseded the tentative treatments allowing accrual accounting for fund swap and certain swap transactions. Under deferral hedge accounting, hedged items are identified by grouping the foreign-currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and fund swap transactions as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

We also apply fair value hedge accounting for translation gains or losses from foreign currency assets of net investments in available-for-sale securities (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liability positions and the liabilities exceed the acquisition cost of such foreign currency assets.

As of March 31, 2005, net deferred gain on derivatives under hedge accounting which was deferred and recorded as a liability amounted to ¥9.5 billion. As of March 31, 2006, net deferred loss on derivatives under hedge accounting which was deferred and recorded as an asset amounted to ¥11.4 billion. As of June 30, 2006, net deferred loss on derivatives under hedge accounting which was recorded in equity, in accordance with implementation of a new accounting standard for the presentation of equity, amounted to ¥10.5 billion.

Recently Issued Accounting Pronouncements

Business Combination and Business Separation

In October 2003 the Business Accounting Council issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 the Accounting Standards Board of Japan, or the ASBJ, issued "Accounting Standard for Business Separations" and the ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on April 1, 2006.

Business Combinations. The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

- the consideration for the business combination consists solely of common shares with voting rights;
- the ratio of voting rights of each predecessor stockholder group after the business combination is nearly equal; and
- there are no other factors that would indicate any control exerted by any stockholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. The new standard also prescribes the accounting for combinations of entities under common control and for

joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but will be subject to an impairment test.

Business Separations. Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statements of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Stock Options

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. This standard covers equity-settled, share-based payment transactions, but does not cover cash-settled share-based payment transactions. In addition, the new standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to Directors and Corporate Auditors

The ASBJ issued a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under this new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be accounted for as a reduction of retained earnings. This new accounting standard is effective for fiscal years ending on or after May 1, 2006. Companies must accrue bonuses to directors and corporate auditors at the fiscal year end to which such bonuses are attributable. Previously, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following the approval of such bonus compensation at the general stockholders' meeting.

Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items that were previously presented as liabilities or as a line item separate from stockholders' equity are now presented as a component of equity. Such items include stock acquisition rights, minority interests and deferred gain or loss on derivatives under hedge accounting (net of tax effect). This standard is effective for fiscal years ending on or after May 1, 2006.

Financial Condition

Total Assets

As of June 30, 2006, we had consolidated total assets of ¥6,454.6 billion, an increase of ¥458.6 billion compared with ¥5,995.9 billion as of March 31, 2006. Total asset growth was supported by an increase in loans and bills discounted, receivables under securities borrowing transactions and securities. Our loan book grew by ¥271.8 billion, or 8.7%, to ¥3,408.0 billion as of June 30, 2006, as compared with March 31, 2006. Receivables under securities borrowing transactions grew by ¥204.8 billion, or 68.2%, to ¥505.2 billion as of June 30, 2006, as compared with March 31, 2006. Securities grew by ¥132.9 billion, or 8.2%, to ¥1,761.0 billion as of June 30, 2006, as compared with March 31, 2006. We believe growth in our loan balance is in significant measure a result of the September 2005 formation of a new marketing group focused on attracting new customers, as well as an increased focus on specialty finance activities.

Securities

As of March 31, 2006, the balance of our securities was ¥1,628.1 billion, an increase of ¥499.5 billion, or 44.3%, from ¥1,128.6 billion as of March 31, 2005. This increase was largely due to an increase in our investments in Japanese government bonds, foreign debt securities and hedge funds.

The following table sets forth the composition of our consolidated portfolio of securities by maturity as of March 31, 2006:

Securities by Maturity (consolidated)

	One Year or less	Over One Year to Five Years	Over Five Years to Ten Years	Over Ten Years	Unspecified Term	Total
			(Billions of yen)			
Japanese national government bonds	¥567.9	¥ 85.7	¥14.5	¥ 63.8	¥ —	¥ 732.1
Japanese local government bonds	0.0	1.3	1.5	0.4	—	3.3
Japanese corporate bonds	9.1	46.9	19.3	—	—	75.4
Japanese stocks	—	—	—	—	40.6	40.6
Foreign bonds and other:						
Foreign debt securities	58.8	161.6	47.8	162.8	—	431.1
Investments in investment partnerships	—	—	—	—	68.5	68.5
Other	—	—	—	0.6	276.2	276.8
Total	58.8	161.6	47.8	163.4	344.7	776.5
Total securities	¥635.9	¥295.7	¥83.2	¥227.7	¥385.4	¥1,628.1

As reflected above, most of these securities are Japanese government bonds, foreign bonds and other securities. As of March 31, 2006, foreign bonds and other securities included ¥431.1 billion in foreign debt securities and ¥68.5 billion in investments in investment partnerships. Investments in investment funds are included in the "other" category of "foreign bonds and other" and constituted ¥232.8 billion of such investments as of March 31, 2006.

Loan Portfolio

As of June 30, 2006, we had ¥3,408.0 billion of loans and bills discounted. This represented 52.8% of total consolidated assets and an 8.7% increase from the ¥3,136.2 billion of loans and bills discounted as of March 31, 2006. As of June 30, 2006, our 10 largest borrowers accounted for 16.8% of our then outstanding non-consolidated loan balances.

Of the loans originated in our domestic offices, loans to the real estate, services, finance and insurance and manufacturing sectors constituted 67.5% of the total as of June 30, 2006. Of our loans to the real estate industry as of June 30, 2006, 43.0% were non-recourse project finance loans.

The following table summarizes our loans by borrower industry as of the dates indicated:

Loans by Borrower Industry (consolidated)

	As of March 31,						As of June 30, 2006	
	2004		2005		2006			
	(Billions of yen, except percentages)							
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Domestic offices (excluding Japan offshore market accounts):								
Manufacturing	¥ 439.4	15.0%	¥ 372.5	14.5%	¥ 358.3	12.0%	¥ 347.3	10.9%
Agriculture, forestry and fisheries	7.7	0.3	5.6	0.2	5.2	0.2	5.0	0.2
Mining	2.3	0.1	1.6	0.1	6.9	0.2	7.2	0.2
Construction	129.9	4.4	109.0	4.3	65.7	2.2	61.1	1.9
Finance and insurance	399.8	13.7	332.0	12.9	452.7	15.1	525.5	16.4
Wholesale and retail	302.8	10.3	231.4	9.0	263.9	8.8	249.5	7.8
Real estate	574.2	19.6	541.9	21.1	690.7	23.0	799.9	25.0
Information and communications	71.2	2.4	64.1	2.5	54.5	1.8	120.7	3.8
Transportation	244.7	8.4	191.1	7.5	193.9	6.5	189.9	5.9
Electric power, gas, heat supply and water supply	20.7	0.7	18.0	0.7	18.0	0.6	16.6	0.5
Services	487.5	16.7	424.2	16.5	467.5	15.6	486.1	15.2
Local government	5.5	0.2	8.2	0.3	17.7	0.6	17.8	0.6
Others	241.7	8.3	265.5	10.4	403.0	13.4	371.3	11.6
Total domestic (A)	¥2,928.0	100.0%	¥2,565.8	100.0%	¥2,998.4	100.0%	¥3,198.7	100.0%
Overseas offices (including Japan offshore market accounts):								
Financial institutions	—	—	—	—	—	—	—	—
Others	37.5	100.0%	100.5	100.0%	137.7	100.0%	209.3	100.0%
Total overseas (B)	¥ 37.5	100.0%	¥ 100.5	100.0%	¥ 137.7	100.0%	¥ 209.3	100.0%
Total (A+B)	¥2,965.5		¥2,666.3		¥3,136.2		¥3,408.0	

Loan Maturity

The following table sets forth the composition of Aozora's non-consolidated loan portfolio by type of interest rate and maturity as of the dates indicated:

Loan Maturity (non-consolidated)

	As of March 31,			As of June 30,
	2004	2005	2006	2006
	(Billions of yen)			
Fixed-rate loans:				
One year or less(1)	—	—	—	—
Over one year to three years	¥ 383.6	¥ 386.0	¥ 388.3	¥ 369.9
Over three years to five years	501.2	287.0	218.6	240.9
Over five years to seven years	93.9	69.7	71.8	76.5
Over seven years	159.8	122.6	109.2	110.5
Indefinite term	—	—	—	—
Variable-rate loans:				
One year or less(1)	—	—	—	—
Over one year to three years	294.0	231.5	396.3	455.2
Over three years to five years	269.1	332.1	452.5	482.6
Over five years to seven years	118.8	113.3	140.7	124.5
Over seven years	103.0	82.8	104.6	94.5
Indefinite term	0.5	0.5	0.4	0.4
Total loans:				
One year or less	1,045.3	979.3	1,142.6	1,271.1
Over one year to three years	677.7	617.6	784.6	825.1
Over three years to five years	770.4	619.1	671.2	723.6
Over five years to seven years	212.7	183.1	212.5	201.0
Over seven years	262.9	205.5	213.8	205.1
Indefinite term	0.5	0.5	0.4	0.4
Total loans	¥2,969.7	¥2,605.3	¥3,025.3	¥3,226.5

Note:

(1) Loans with maturities of one year or less are not broken down by type of interest rate.

Asset Quality and Reduction of Problem Loans

The following discussion of our asset quality presents information on a non-consolidated basis unless specified otherwise. In particular, problem claims as defined in the Financial Reconstruction Law are required to be disclosed on a non-consolidated basis only and do not include problem claims held by subsidiaries. As most of our problem loans are held by Aozora, we currently do not believe that problem claims held by our subsidiaries are material to the understanding of our overall financial condition and results of operations.

We classify our borrowers and assess our asset quality based on our credit rating policies and credit evaluation procedures. Our credit evaluation procedures involve classifying borrowers into five categories based on their financial condition and then categorizing claims against borrowers according to the likelihood of collection, which is assessed by taking into account any underlying collateral, guarantees or other security. Japanese banks are required to classify borrowers and asset quality under self-assessment guidelines originally issued by the JICPA, which are incorporated in the financial inspection manual prepared by the FSA, or the Financial Inspection Manual. Our borrower and asset quality classifications comply with these requirements. We continually monitor our classification of borrowers and downgrade borrowers whose financial condition has deteriorated based on the results of

our credit-rating process. For a discussion of our process of categorizing borrowers, see "Business — Risk Policy and Management — Credit and Market Risk." Based on these classifications we establish reserves in accordance with the Financial Inspection Manual as well as the self-assessment guidelines, which stress the need for a bank to establish the amount of reserves that it considers adequate. We disclose our problem loans and other claims using criteria specified in the Financial Reconstruction Law.

We also disclose our problem loans under a format specified under the Banking Law for the disclosure of risk-monitored loans. As of March 31, 2006, 0.8% of our loans on a consolidated basis and 0.7% of our loans on a non-consolidated basis were disclosed as risk-monitored loans in accordance with the Banking Law. As of June 30, 2006, 0.6% of our loans on a consolidated basis and 0.5% of our loans on a non-consolidated basis consisted of risk-monitored loans.

The following table compares each category of claims disclosed under the Financial Reconstruction Law with each type of risk-monitored loan and the borrower type to which it relates:

Comparison of Categories of Borrowers, Claims Disclosed Under the Financial Reconstruction Law and Risk-Monitored Loans

Borrower type	Claims disclosed under the Financial Reconstruction Law(1)(2)	Risk-monitored loans
Legally bankrupt	Claims against bankrupt and *de facto* bankrupt borrowers	Loans to bankrupt borrowers
De facto bankrupt		Past due loans
In danger of bankruptcy	Doubtful claims	
Need attention: Special attention	Special attention claims	Loans overdue for three months or more
		Restructured loans
Need attention: Other	(Other claims against need attention borrowers)	
Normal	Normal claims	

Notes:

(1) The Financial Reconstruction Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, customer's liabilities for acceptances and guarantees, foreign exchange claims, securities lent, accrued income and suspense payments in other assets.

(2) Shaded areas denote claims that are defined as non-performing under the Financial Reconstruction Law.

Self-Assessment Guidelines and Reserve Policies. Self-assessment involves categorizing the borrowers and the assets: we first classify our borrowers into one of five categories, and then classify the loan assets into one of four categories. Once these classifications are completed, we determine the appropriate amount of the reserves according to the reserve policies. The following tables set forth definitions relevant to the self-assessment guidelines and a summary of our reserve policies, together with the definitions of claims classified under the Financial Reconstruction Law and the definitions of categories of risk-monitored loans:

Definitions of Borrower Classifications

Borrower Classification	Definition
Legally bankrupt (*hatan-saki*)	Borrowers who have already gone bankrupt, from a legal and/or formal perspective, including: 1. Borrowers that have applied for commencement of company or financial institution reorganization proceedings under the provisions of the Corporate Reorganization Law. 2. Borrowers that have applied for rehabilitation under the provisions of the Civil Rehabilitation law. 3. Borrowers that have applied for bankruptcy under the provisions of the Bankruptcy Law. 4. Borrowers that have applied to commence liquidation or special liquidation proceedings under the provisions of the Company Law of Japan. 5. Borrowers with circumstances equivalent to the four categories described above as defined by Ministry of Finance ordinances. 6. Borrowers who have applied for commencement of liquidation proceedings under overseas laws corresponding to those listed above.
De facto bankrupt (*jisshitsu hatan-saki*)	Borrowers who have not yet gone legally or formally bankrupt but who are *de facto* bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
In danger of bankruptcy (*hatan kenen-saki*)	Borrowers who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes borrowers who are receiving ongoing support from financial institutions.
Need attention (*youchui-saki*)	Borrowers who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with performance of obligations, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "need attention borrowers" includes "special attention borrowers" (*youkanri-saki*), which refers to borrowers with "special attention claims," that is, claims overdue for more than three months or restructured claims. Claims against need attention borrowers that are not special attention claims are sometimes referred to as "other claims against need attention borrowers" (*sono ta youchui-saki*).
Normal (*seijou-saki*)	Borrowers whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

Definitions of Asset Quality Classifications

Asset Quality Classification	Definition
Category I	Assets that present no particular risk of collectibility or impairment of value.
Category II	Assets, including credits, which bear above-average risk of collectibility.
Category III	Assets that bear substantial risk of final collectibility or impairment of value, and are likely to incur losses.
Category IV	Assets deemed to be uncollectible or valueless.

Reserve Policies

Claims Against Borrowers, as Categorized Under Self-Assessment Guidelines	Reserve Policy
Claims against *de facto* and legally bankrupt borrowers	We write off directly the full amount of the unsecured, unguaranteed portion of the claim.
Claims against in danger of bankruptcy borrowers	We make a provision in the specific reserve for possible loan losses in an amount equal to the difference between the expected recovery amount of the loan and the loan principal for claims that bear substantial risk of final collectibility or impairment of value and are likely to incur loss. The expected recovery amount is based on an overall solvency assessment of borrowers and expected collectible amounts through the disposal of collateral or execution of guarantees.
Claims against special attention borrowers	For claims against special attention borrowers, we make a provision in the general reserve for possible loan losses for the estimated amount of losses over the average remaining term of the claims computed based on the expected loss ratio for claims in this category. See "— Financial Condition — Loan Portfolio — Reserves for Credit Losses."
Claims against need attention borrowers, other than special attention borrowers	We make a provision in the general reserve for possible loan losses for the estimated amount of losses over the loss-estimation period as determined by taking into account the scheduled repayments and amortization of existing claim balances, computed based on the expected loss ratio for claims in this category.
Claims against normal borrowers	For all claims, we make a provision in the general reserve for possible loan losses for the estimated amount of losses over the loss-estimation period as determined by taking into account the scheduled repayments and amortization of existing claim balances, computed based on the expected loss ratio for claims in this category.

Definitions of Claims Classified under the Financial Reconstruction Law

Category	Definition
Claims against bankrupt and *de facto* bankrupt borrowers (*hasan kosei saiken oyobi korera ni junzuru saiken*)........	Claims against borrowers under bankruptcy and similar proceedings, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws, as well as borrowers who are in substantially the same situation.
Doubtful claims (*kiken saiken*)...	Claims against borrowers that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Special attention claims (*youkanri saiken*)....................	Claims overdue for three months or more and restructured claims, excluding those categorized as claims against bankrupt and *de facto* bankrupt borrowers or doubtful claims.
Normal claims (*seijou saiken*)....	Claims other than claims in any of the three categories above.

Definitions of Categories of Risk-Monitored Loans

Category	Definition
Loans to bankrupt borrowers (*hatan-saki saiken*)................	Loans to legally bankrupt borrowers which are placed on non-accrual status.
Past due loans (*entai-saiken*)....	Non-accrual loans on which accrued interest income is not recognized, excluding loans to bankrupt borrowers and loans on which interest payments are deferred in order to support the borrower's recovery from financial difficulties.
Loans overdue for three months or more (*san-ka-getsu ijou entai saiken*)..........	Loans for which principal or interest remains unpaid for at least three months, excluding loans to bankrupt borrowers and past due loans.
Restructured loans (*kashidashi jouken kanwa saiken*)............	Loans for which agreement was made to provide reduction or a moratorium on interest payments, or concessions in the borrower's favor on interest or principal payments or to waive claims for the purpose of assisting the reconstruction of insolvent borrowers, excluding loans to bankrupt borrowers, past due loans and loans overdue for three months or more.

Disclosure of Claims Classified under the Financial Reconstruction Law

Our management team has consistently emphasized the monitoring and reduction of problem loans. Aozora's total amount of disclosed claims under the Financial Reconstruction Law has decreased substantially in recent periods. The ratio of disclosed claims under the Financial Reconstruction Law to total claims decreased from 21.7% as of March 31, 2001 to 0.7% as of March 31, 2006. Our coverage ratio for disclosed claims under the Financial Reconstruction Law increased from 72.9% as of March 31, 2001 to 96.0% as of March 31, 2006.

Normal Claims. Aozora's normal claims, including claims against need attention borrowers other than special attention claims, totaled ¥3,027.8 billion as of March 31, 2006, a 20.0% increase from ¥2,524.2 billion as of March 31, 2005. These claims represented 99.3% of total non-consolidated claims as of March 31, 2006, as compared to 96.2% as of March 31, 2005.

Disclosed Claims. Between March 31, 2004 and March 31, 2005, the ratio of disclosed claims under the Financial Reconstruction Law to total claims increased slightly, from 3.0% as of March 31, 2004 to 3.8% as of March 31, 2005, due to the combined effects of an increase in doubtful claims and a reduction in the overall size of our loan portfolio. Doubtful claims increased slightly as a result of the downgrading of certain large borrowers. However, most of these claims have subsequently been collected.

Total Claims. After decreasing significantly during the fiscal year ended March 31, 2001 due primarily to the return of non-performing claims pursuant to the completion of temporary nationalization by the DIC in the amount of ¥626.3 billion and write-offs of ¥126.3 billion, total claims increased during the fiscal years ended March 31, 2002 and 2003 due to an increase in new loans. The trend reversed itself during the fiscal years ended March 31, 2004 and 2005, as we undertook steps to improve credit quality. Total claims increased significantly during the fiscal year ended March 31, 2006 due primarily to an increase in new loans.

Cancellation Right to the DIC. We have also reduced problem loans by exercising our cancellation right to return problem loans to the DIC. Between September 1, 2000 and September 30, 2003, when we were entitled to exercise the cancellation right, we disposed of ¥445.4 billion in problem loans through the exercise of our cancellation right. Our cancellation right has expired. However, as of March 31, 2006, ¥26.6 billion of loans with respect to which we have exercised our cancellation right have not yet been transferred to the DIC and remained on our balance sheet pending the completion of administrative procedures.

The tables below show the reduction in the balance of our disclosed claims under the Financial Reconstruction Law on a non-consolidated basis over the periods indicated:

Disclosed Claims under the Financial Reconstruction Law (non-consolidated)

	As of March 31,						As of June 30, 2006
	2001	2002	2003	2004	2005	2006	
	(Billions of yen, except percentages)						
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 43.6	¥ 21.0	¥ 13.5	¥ 17.7	¥ 5.4	¥ 0.5	¥ 0.5
Doubtful claims	314.8	306.4	93.3	59.0	84.0	18.2	13.5
Special attention claims	321.2	162.1	95.6	11.8	8.9	2.1	2.1
Disclosed claims under the Financial Reconstruction Law(1)	679.8	489.5	202.5	88.6	98.4	21.0	16.1
Normal claims including claims against need attention borrowers	2,455.7	2,960.3	3,186.0	2,907.4	2,524.2	3,027.8	3,235.2
Total claims	¥3,135.5	¥3,449.9	¥3,388.5	¥2,996.0	¥2,622.6	¥3,048.8	¥3,251.3
Ratio of disclosed claims under the Financial Reconstruction Law to total claims	21.7%	14.2%	6.0%	3.0%	3.8%	0.7%	0.5%

Note:

(1) Includes loans and bills discounted, customers' liabilities for acceptances and guarantees, foreign exchange claims, securities lent, accrued income, suspense payments included in other assets and other exposure to or in respect of bankrupt and *de facto* bankrupt borrowers and doubtful claims, as well as loans and bills discounted classified as special attention claims.

Claims Information (non-consolidated)



(Billions of yen)
800
700
600
500
400
300
200
100
0
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
679.8
72.9%
356.8
459.6
489.5
88.2%
293.2
476.1
202.5
85.7%
199.3
496.9
88.6
94.6%
162.3
527.5
98.4
98.3%
133.1
609.5
21.0
96.0%
81.7
720.4
3/31/2001
3/31/2002
3/31/2003
3/31/2004
3/31/2005
3/31/2006
Disclosed claims under the Financial Reconstruction Law
Reserve for possible loan losses
Non-consolidated total stockholders' equity
Coverage ratio for disclosed claims under the Financial Reconstruction Law

The table below sets forth our coverage ratios for disclosed claims under the Financial Reconstruction Law, calculated as (x) the total of collateral pledged against claims, guarantees for claims and reserve for possible loan losses, measured against (y) disclosed claims under the Financial Reconstruction Law. Aozora directly writes off, rather than reserves, the portion of claims against *de facto* and legally bankrupt borrowers that are estimated to be uncollectible.

Coverage Ratios for Disclosed Claims under the Financial Reconstruction Law (non-consolidated)

	Amount of Claims	Amounts of Coverage: Reserve for Possible Loan Losses	Amounts of Coverage: Collateral and Guarantees(1)	Amounts of Coverage: Total	Coverage Ratio
		(Billions of yen, except percentages)			
As of March 31, 2001:					
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 43.6	¥ —	¥ 43.6	¥ 43.6	100.0%
Doubtful claims	314.8	166.0	125.6	291.6	92.6
Special attention claims	321.2	65.5	94.8	160.3	49.9
Total	¥679.8	¥231.5	¥264.1	¥495.7	72.9

	Amount of Claims	Amounts of Coverage			Coverage Ratio
		Reserve for Possible Loan Losses	Collateral and Guarantees(1)	Total	
	(Billions of yen, except percentages)				
As of March 31, 2002:					
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 21.0	¥ 0.1	¥ 20.9	¥ 21.0	100.0%
Doubtful claims	306.4	116.7	176.9	293.7	95.9
Special attention claims	162.1	57.9	59.0	116.9	72.1
Total	¥489.5	¥174.7	¥256.9	¥431.6	88.2
As of March 31, 2003:					
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 13.5	¥ —	¥ 13.5	¥ 13.5	100.0%
Doubtful claims	93.3	24.4	65.1	89.6	96.1
Special attention claims	95.6	35.8	34.4	70.3	73.5
Total	¥202.5	¥ 60.3	¥113.1	¥173.4	85.7
As of March 31, 2004:					
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 17.7	¥ 0.6	¥ 17.1	¥ 17.7	100.0%
Doubtful claims	59.0	25.1	29.6	54.7	92.8
Special attention claims	11.8	4.1	7.1	11.2	95.0
Total	¥ 88.6	¥ 29.8	¥ 53.9	¥ 83.8	94.6
As of March 31, 2005:					
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 5.4	¥ 0.3	¥ 5.1	¥ 5.4	100.0%
Doubtful claims	84.0	24.9	58.1	83.0	98.8
Special attention claims	8.9	4.0	4.1	8.2	92.4
Total	¥ 98.4	¥ 29.2	¥ 67.4	¥ 96.6	98.3
As of March 31, 2006:					
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 0.5	¥ 0.3	¥ 0.2	¥ 0.5	100.0%
Doubtful claims	18.2	6.8	11.1	17.9	98.4
Special attention claims	2.1	1.5	0.0	1.6	75.0
Total	¥ 21.0	¥ 8.7	¥ 11.3	¥ 20.1	96.0
As of June 30, 2006:					
Claims against bankrupt and *de facto* bankrupt borrowers	¥ 0.5	¥ 0.3	¥ 0.1	¥ 0.5	100.0%
Doubtful claims	13.5	5.7	7.4	13.2	97.9
Special attention claims	2.1	1.5	0.0	1.6	75.8
Total	¥ 16.1	¥ 7.6	¥ 7.7	¥ 15.3	95.0

Note:

(1) For periods prior to March 31, 2005, this includes the part of the unreserved portion of claims that was eligible to be sold back to the DIC pursuant to our cancellation right. As of March 31, 2005 and thereafter, there were no unresolved disputes with the DIC related to loan assets.

Credit Costs

The following table shows an analysis of Aozora's credit-related expenses on a non-consolidated basis for each of the periods indicated:

Credit-Related Expenses (non-consolidated)

	Fiscal Year Ended March 31,			Three Months Ended June 30, 2006
	2004	2005	2006	
	(Billions of yen, except percentages)			
Write-off of claims	¥ 8.3	¥ 4.2	¥ 5.5	¥ 0.0
Losses (gains) on sale of problem loans	13.9	(0.0)	(0.5)	—
Provision for (reversal of) specific reserve for possible loan losses	17.3	6.0	(13.3)	(0.2)
Provision for (reversal of) reserve for loans to restructuring countries	(0.6)	0.0	(0.3)	(0.2)
Provision for (reversal of) general reserve for possible loan losses	(39.6)	(31.9)	(33.2)	(12.0)
Provision for (reversal of) reserve for credit losses on off-balance sheet instruments	7.2	(6.1)	0.1	(0.2)
Total	¥ 6.5	¥ (27.7)	¥ (41.8)	¥ (12.8)
Loans and bills discounted (period end)	¥2,969.7	¥2,605.3	¥3,025.3	¥3,226.5
Ratio of total credit-related expenses to loans and bills discounted(1)	0.2%	(1.1)%	(1.4)%	(0.4)%

Note:

(1) Ratio for the three months ended June 30, 2006 is not annualized.

Aozora makes appropriate write-offs and reserves as a result of its credit evaluation procedures conducted in compliance with our credit rating policies and credit evaluation procedures developed in accordance with the Financial Inspection Manual prepared by the FSA and the Practical Guidelines published by the JICPA. Credit costs are subject, among other things, to changes to the category of borrowers under such credit evaluation, in particular the deterioration of borrowers' financial condition from normal or need attention to lower categories, and costs associated with "off-balancing" transactions and other changes in calculation methods. See "— Critical Accounting Policies — Reserve for Possible Loan Losses and Other Credit Losses."

Disposal of Problem Claims

Aozora uses a variety of methods for removing problem loans from its balance sheet, including sales, collections and disposals through borrower liquidation or reorganization. The following table sets forth a breakdown of disposals of claims against bankrupt and *de facto* bankrupt borrowers and doubtful claims on a non-consolidated basis for the periods indicated:

Removal of Claims Against Bankrupt and *De Facto* Bankrupt Borrowers and Doubtful Claims from the Balance Sheet (non-consolidated)

	Fiscal Year Ended March 31,			Three Months Ended June 30, 2006
	2004	2005	2006	
	(Billions of yen)			
Disposals through borrower liquidation	¥ (2.2)	¥ —	¥ (0.1)	¥ —
Disposals through borrower reorganization	(0.1)	(0.6)	(3.5)	—
Reductions due to improvement in borrower performance	—	—	—	—
Loan sales to secondary market(1)	(78.9)	(24.0)	(5.0)	(3.5)
Direct write-offs(2)	3.8	0.1	4.2	(0.6)

	Fiscal Year Ended March 31,			Three Months Ended June 30, 2006
	2004	2005	2006	
	(Billions of yen)			
Other (recovery, repayment)	(22.0)	(27.0)	(72.2)	(3.0)
Subtotal (A)	(99.6)	(51.5)	(76.7)	(7.3)
Claims newly classified as:				
Bankrupt and *de facto* bankrupt	11.5	0.9	0.2	—
Doubtful	58.0	63.2	5.8	2.5
Subtotal (B)	69.5	64.2	6.0	2.5
Total (A+B)	¥ (30.0)	¥ 12.6	¥ (70.6)	¥ (4.7)

Notes:

(1) Although our right to submit cancellation claims to the DIC expired in September 2003, we did not reclassify certain loans as normal on our balance sheet until the DIC approved the effectiveness of our cancellation application. The DIC's final approval for the effectiveness of our cancellation applications occurred in the fiscal year ended March 31, 2005. As a result, for the fiscal years ended March 31, 2004 and 2005, "Loan sales to secondary market" includes bankrupt, *de facto* bankrupt and doubtful claims that were reclassified as normal loans during such period due to the exercise of our cancellation right with the DIC. See "History — Sale to Private Investors."

(2) When certain loans are recorded as "disposals" due to forgiveness or other final disposal, the amounts directly charged-off in the prior year relevant to such loans are reversed.

Changes in Amount of Problem Claims

The following table sets forth Aozora's experience since March 31, 2004 with the removal of disclosed claims under the Financial Reconstruction Law and the emergence of new claims on a non-consolidated basis:

Changes in Amount of Disclosed Claims under the Financial Reconstruction Law (non-consolidated)

	Special Attention Claims	Doubtful Claims	Claims Against Bankrupt and *De Facto* Bankrupt Borrowers	Total
		(Billions of yen)		
Balance of problem claims as of March 31, 2004	¥11.8	¥ 59.0	¥ 17.7	¥ 88.6
Claims newly added April 1, 2004 to March 31, 2005	1.6	63.2	0.9	65.8
Claims removed April 1, 2004 to March 31, 2005	(4.5)	(38.0)	(13.4)	(56.0)
Claims migrating between classifications April 1, 2004 to March 31, 2005	(0.0)	(0.0)	0.1	—
Net change	(2.9)	25.0	(12.3)	9.7
Balance of problem claims as of March 31, 2005	8.9	84.0	5.4	98.4
Claims newly added April 1, 2005 to March 31, 2006	—	5.8	0.2	6.0
Claims removed April 1, 2005 to March 31, 2006	(6.7)	(71.6)	(5.0)	(83.4)
Claims migrating between classifications April 1, 2004 to March 31, 2005	—	—	—	—
Net change	(6.7)	(65.8)	(4.8)	(77.3)
Balance of problem claims as of March 31, 2006	2.1	18.2	0.5	21.0
Claims newly added April 1, 2006 to June 30, 2006	—	2.5	—	2.5
Claims removed April 1, 2006 to June 30, 2006	(0.0)	(7.2)	(0.1)	(7.3)
Claims migrating between classifications April 1, 2006 to June 30, 2006	—	(0.0)	0.0	—
Net change	(0.0)	(4.7)	(0.0)	(4.8)
Balance of problem claims as of June 30, 2006	¥ 2.1	¥ 13.5	¥ 0.5	¥ 16.1

Reserves for Credit Losses

The following table sets forth a breakdown of Aozora's total reserves for credit losses on a non-consolidated basis as of the dates indicated:

Reserves for Credit Losses (non-consolidated)

	As of March 31,			As of June 30,
	2004	2005	2006	2006
	(Billions of yen, except percentages)			
General reserve for possible loan losses	¥ 127.8	¥ 95.9	¥ 62.6	¥ 50.6
Specific reserve for possible loan losses	33.7	36.5	18.6	16.8
Reserve for loans to restructuring countries	0.6	0.6	0.3	0.0
Subtotal of reserve for possible loan losses	162.3	133.1	81.7	67.6
Reserve for credit losses on off-balance sheet instruments	7.9	1.7	1.9	1.6
Total reserves for credit losses	¥ 170.2	¥ 134.9	¥ 83.6	¥ 69.2
Total claims(1)	¥2,996.0	¥2,622.6	¥3,048.8	¥3,251.3
Ratio of total reserve for possible loan losses to total claims	5.4%	5.1%	2.7%	2.1%
Ratio of total reserves for credit losses to total claims	5.7%	5.1%	2.7%	2.1%

Note:

(1) Total claims include loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

The specific reserve for possible loan losses consists primarily of a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans. Although we believe our existing reserves are sufficient to cover the risks from items we have identified, actual losses related to these items could be more or less than we have estimated, which could result in an increase or decrease in our total credit costs.

The ¥6.1 billion decrease in the reserve for credit losses on off-balance sheet instruments in the fiscal year ended March 31, 2005 compared to the previous year was due to the expiration of a commitment line that had been extended to a borrower whose credit had decreased to the "in danger of bankruptcy" category.

For a discussion of our reserve policies, see "— Critical Accounting Policies — Reserve for Possible Loan Losses and Other Credit Losses."

Risk-Monitored Loans

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Risk-Monitored Loans (consolidated)

	As of March 31,				As of June 30,
	2003	2004	2005	2006	2006
	(Billions of yen, except percentages)				
Loans and bills discounted	¥3,258.6	¥2,965.5	¥2,666.3	¥3,136.2	¥3,408.0
Loans to bankrupt borrowers (A)	¥ 9.2	¥ 11.5	¥ 2.3	¥ 3.0	¥ 2.9
Past due loans (B)	98.9	66.0	88.2	18.2	13.5
Loans overdue for three months or more (C)	1.3	—	0.0	—	—
Restructured loans (D)	90.2	11.3	8.8	5.0	4.8
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 199.7	¥ 88.9	¥ 99.5	¥ 26.3	¥ 21.4
Ratio to total loans and bills discounted.	6.1%	3.0%	3.7%	0.8%	0.6%
Reserve for possible loan losses	¥ 199.0	¥ 162.2	¥ 133.1	¥ 81.6	¥ 67.6

Risk-Monitored Loans (non-consolidated)

	As of March 31,				As of June 30,
	2003	2004	2005	2006	2006
	(Billions of yen, except percentages)				
Loans and bills discounted	¥3,271.0	¥2,969.7	¥2,605.3	¥3,025.3	¥3,226.5
Loans to bankrupt borrowers (A)	¥ 9.2	¥ 11.4	¥ 1.0	¥ 0.5	¥ 0.4
Past due loans (B)	98.9	65.9	88.2	18.2	13.5
Loans overdue for three months or more (C)	1.3	—	0.0	—	—
Restructured loans (D)	90.1	11.3	8.8	2.1	2.1
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 199.7	¥ 88.6	¥ 98.2	¥ 21.0	¥ 16.1
Ratio to total loans and bills discounted	6.1%	3.0%	3.8%	0.7%	0.5%
Reserve for possible loan losses	¥ 199.3	¥ 162.3	¥ 133.1	¥ 81.7	¥ 67.6

Funding and Liquidity Management

The focus of liquidity management is to ensure sufficient cash to meet both normal and unanticipated funding needs. Successful liquidity management requires being able to fund all requirements without disruption to our normal business operations. Funding requirements may include contractual obligations, future asset growth, liability maturities and deposit withdrawals.

Our liquidity management strategy includes the following key components:

- maintaining a portfolio of surplus cash and liquid assets;
- developing retail customer deposits as a long-term, stable source of funding;
- maintaining unutilized funding capacity; and
- maintaining diverse sources of funding.

We continuously seek to improve our liquidity management strategy and minimize refinancing risk by enhancing the stability and diversity of our funding sources. The Financial Management Division is responsible for our liquidity risk management, and the Treasury Division within our Financial Markets Group is responsible for funding execution.

In accordance with its historical role as a long-term credit bank in Japan, Aozora's predecessor relied heavily on domestic debentures for funding. As part of the process of transforming ourselves into an ordinary bank, however, we have increased our deposit balances (exclusive of negotiable certificates of deposit) to ¥2,325.4 billion as of March 31, 2006 from ¥1,398.5 billion as of March 31, 2001 and our dependence on debenture funding has decreased to 20.1% of consolidated total liabilities as of March 31, 2006 from 43.5% as of March 31, 2001. We formally converted from a long-term credit bank into an ordinary bank on April 1, 2006. In connection with this conversion, the FSA has allowed us to continue issuing debentures for ten years. Our long-term funding strategy, however, is to significantly reduce our reliance on debenture issuances by increasing customer deposits and other ordinary sources of debt financing.

The table below shows changes in our funding represented by funds raised from debentures and deposits in our retail and institutional banking businesses, as of the dates indicated. As noted below, funds from retail deposits have become an increasingly important source of funding.

Diversification by Liability Type (consolidated)

	As of March 31,		
	2004	2005	2006
	(Billions of yen)		
Retail deposits(1)	¥1,100.7	¥1,143.5	¥1,271.7
Institutional deposits(1)	933.3	704.1	1,026.5
Debentures	1,054.9	847.9	1,060.3
Total	¥3,088.9	¥2,695.5	¥3,358.5

Note:

(1) Excludes negotiable certificates of deposit and deposits in Japan offshore market accounts.

The table below shows a maturity gap profile for our non-consolidated balance sheet as of March 31, 2006 on a cash settlement basis.

Maturity Gap Profile (non-consolidated)

	As of March 31, 2006		
	Assets	Liabilities(1)	Net Gap
	(Billions of yen)		
Less than one year	¥2,905.0	¥3,233.2	¥(328.2)
One year or more, but less than two years	573.6	745.7	(172.1)
Two years or more, but less than three years	572.4	347.6	224.8
Three years or more, but less than four years	471.5	207.3	264.3
Four years or more, but less than five years	326.7	182.4	144.3
Five years or more	470.0	286.1	183.9
No maturity	685.8	1,002.8	(317.0)
Total	¥6,005.2	¥6,005.2	¥ 0.0

Note:

(1) Liability balances include debentures, deposits, senior debt, overnight funding and stockholders' equity.

Deposits

As of March 31, 2006, we had deposits of ¥3,196.3 billion, which constituted 60.6% of our consolidated total liabilities. Most of our deposits and all of our negotiable certificates of deposit are from domestic corporate and individual customers. Most of our deposits are denominated in yen.

The following table sets forth the composition of Aozora's non-consolidated time deposits, all of which paid fixed interest rates in the fiscal years ended March 31, 2004, 2005 and 2006, by remaining maturity as of the dates indicated:

Time Deposits by Maturity (non-consolidated)

	As of March 31,		
	2004	2005	2006
	(Billions of yen)		
Less than three months	¥251.9	¥219.0	¥386.2
Three months or more, but less than six months	114.0	67.6	54.3
Six months or more, but less than one year	148.5	104.0	341.7
One year or more, but less than two years	144.7	354.0	436.7
Two years or more, but less than three years	347.7	407.6	164.3
Three years or more	443.3	317.2	435.5
Total	¥1,450.4	¥1.469.7	¥1,818.9

Debentures

As of March 31, 2006, we had ¥1,060.3 billion in debentures outstanding, representing 20.1% of our consolidated total liabilities. Debentures are issued with terms of one, two, three or five years. As of March 31, 2006, scheduled repayments of debentures by years to maturity were as follows:

Maturity Schedule of Debentures (non-consolidated)

	Discounted Debentures	Coupon Debentures	Total
	(Billions of yen)		
Less than 1 year	¥36.0	¥ 380.7	¥ 416.8
1-3 years	—	489.4	489.4
3-5 years	—	158.0	158.0
5-7 years	—	0.0	0.0
Over 7 years	—	—	—
Total	¥36.0	¥1,028.3	¥1,064.3

Other

On April 24, 2006, we issued ¥100 billion of unsecured 1.65% bonds due April 2011 and raised net proceeds of ¥99.5 billion. We intend to continue to use corporate bond issuances as a component of our overall funding strategy.

Credit Ratings

Our borrowing costs and ability to raise funds are affected directly by our credit ratings and changes thereto. Aozora's credit ratings are set forth in the table below:

Aozora's Credit Ratings

Rating Agency	Long-term	Short-term
Moody's Investors Service, Inc.	Baa1 (Deposits)	P-2
Standard & Poor's Rating Services	BBB+	A-2
Fitch Ratings Ltd.	A–	F1
Rating and Investment Information, Inc.	A–	—
Japan Credit Rating Agency, Ltd.	A	—

In June 2006, Japan Credit Rating Agency, Ltd. raised our long-term rating to "A" from "A–", citing our progress in diversifying earnings sources, improving asset quality and increasing the stability of our

liquidity profile. During the fiscal year ended March 31, 2006, our issuer rating was upgraded by Rating and Investment Information, Inc. to "A–" from "BBB+," and our long-term debt ratings were upgraded by both Standard & Poor's Rating Services and Fitch Ratings Ltd. to "BBB+" from "BBB." On September 26, 2006, Standard & Poor's Rating Services revised its outlook on our long-term debt rating of "BBB+" from stable to positive. On October 23, 2006, Fitch Ratings Ltd. upgraded our long-term and short-term debt ratings to "A–" and "F1" from "BBB+" and "F2," respectively.

Contractual Cash Obligations

The following table sets forth a summary of our primary non-consolidated contractual cash obligations as of March 31, 2006 and June 30, 2006, except for time deposits, debentures and corporate bonds, whose maturities are shown above, and call money and bills sold, payables under repurchase agreements and payables under securities lending transactions, whose contractual cash obligations are ordinarily within one year:

Contractual Cash Obligations (non-consolidated)

	Payments Due by Period as of March 31, 2006		
	One Year or Less	Over One Year	Total
	(Billions of yen)		
Borrowed money	¥ 0.5	¥84.8	¥ 85.3

	Payments Due by Period as of June 30, 2006		
	One Year or Less	Over One Year	Total
	(Billions of yen)		
Borrowed money	¥10.5	¥90.3	¥100.8

Capital Resources and Adequacy

Stockholders' Equity/Equity

The following table sets forth a summary of our stockholders' equity as of March 31, 2006 and equity as of June 30, 2006:

	As of March 31, 2006	As of June 30, 2006
	(Millions of yen)	
Common stock	¥147,745	¥147,745
Preferred stock	272,036	272,036
Capital surplus	33,333	33,333
Retained earnings	270,890	297,961
Net unrealized loss on available-for-sale securities	(683)	(9,502)
Net deferred loss on derivatives under hedge accounting	—	(10,505)
Foreign currency translation adjustments	64	203
Treasury stock — at cost	(0)	(0)
Total	723,386	731,272
Minority interests	—	573
Total equity	¥723,386	¥731,845

The primary reason for increases in our stockholders' equity in recent years has been increases in retained earnings due to our profitable operations. As a result of a change in the accounting standard as it relates to the presentation of stockholders' equity, which among other changes, renames stockholders' equity to "net assets," beginning the current fiscal year we reflect deferred gains or losses on hedging instruments directly under net assets as "net deferred gains (losses) on hedging instruments, net of taxes." In addition, minority interests are included in net assets. See "— Recently Issued Accounting Pronouncements — Presentation of Equity."

Capital Adequacy Ratios

The Japanese capital adequacy requirements are based on the risk-adjusted approach developed by the Basel Committee. They are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the Basel Committee's approach in a manner designed to suit the Japanese banking environment. We continuously monitor our risk-adjusted capital adequacy ratios and manage our operations in light of the capital adequacy ratio requirements.

The following table sets forth details of our capital resources and capital adequacy ratios as of the dates indicated:

Consolidated Capital Adequacy Ratios

	As of March 31,		
	2004	2005	2006
	(Billions of yen, except percentages)		
Basic items (Tier I):			
Common stock	¥ 147.7	¥ 147.7	¥ 147.7
Non-cumulative perpetual preferred stock	272.0	272.0	272.0
Capital surplus	33.3	33.3	33.3
Retained earnings	66.7	150.6	264.8
Minority interests in consolidated subsidiaries	0.7	0.8	0.6
Net unrealized losses on available-for-sale securities	—	—	(0.6)
Treasury stock	(0.0)	(0.0)	(0.0)
Foreign currency translation adjustments	—	—	0.0
Total Tier I (A)	520.5	604.5	717.9
Supplementary items (Tier II):			
General reserve for possible loan losses	21.6	20.6	23.4
Subordinated debt	1.0	—	—
Total	22.7	20.6	23.4
Amount eligible for inclusion in capital (B)	22.7	20.6	23.4
Deduction (C)	0.1	7.9	10.1
Total capital (D) [(A)+(B)–(C)]	¥ 543.1	¥ 617.1	¥ 731.3
Risk weighted assets:			
On-balance sheet items	¥3,266.6	¥3,058.7	¥3,531.1
Off-balance sheet items	200.5	241.5	223.8
Total (E)	¥3,467.1	¥3,300.3	¥3,754.9
Consolidated capital adequacy ratio (D)/(E)	15.66%	18.70%	19.47%
Consolidated Tier I capital adequacy ratio (A)/(E)	15.01%	18.31%	19.12%

Notes:

(1) The capital adequacy ratio is calculated using the formula stipulated in a ministerial notice based on Article 14-2 of the Banking Law. Aozora uses the domestic standard applicable to Japanese banks without overseas branches or banking subsidiaries. See "Supervision and Regulation — Capital Adequacy."

(2) Items deducted (C) is equivalent to the amount of our investments in non-consolidated subsidiaries and affiliated companies. This amount is not wholly included in our consolidated financial statements.

Amended guidelines implementing the Basel II risk-weighting requirements announced by the Basel Committee in June 2004 are expected to be applicable to Japanese banks beginning from March 31, 2007. See "Supervision and Regulation — Capital Adequacy." We are currently reviewing the anticipated effects of these amended guidelines on our capital adequacy ratio. Based on our current balance sheet, after the amended guidelines are implemented we expect our Tier I capital adequacy ratio will continue to be substantially in excess of the 8% total capital adequacy ratio required for Japanese banks with overseas branches or banking subsidiaries.

Composition of Tier I Capital

Our capital stock consists of common stock and preferred stock. The authorized number of shares as of June 30, 2006 was 5,189,000,000 shares of common stock and 943,144,000 shares of non-voting, non-cumulative Class A Series 4 preferred stock and Class C Series 5 preferred stock,

respectively. Our common stockholders, Class A Series 4 preferred stockholders and Class C Series 5 preferred stockholders approved a 1-for-2 reverse stock split of each type of shares at the extraordinary meeting of stockholders held on August 8, 2006. After completion of the reverse stock split effective as of September 11, 2006, we had 3,772,000,000 shares of common stock authorized, 1,417,435,000 shares of common stock issued and outstanding and 352 shares of common stock held as treasury stock.

We have two classes of preferred stock outstanding. All shares of the Class A Series 4 preferred stock are held by the DIC, and all shares of the Class C Series 5 preferred stock are held by the RCC, which is wholly-owned by the DIC. After completion of the reverse stock split effective as of September 11, 2006, we had 24,072,000 shares of the Class A Series 4 preferred stock and 433,333,500 shares of the Class C Series 5 preferred stock authorized, issued and outstanding. The RCC will convert 174,534,000 shares of our Class C Series 5 preferred stock into 232,712,000 shares of our common stock to be sold in the global offering.

As holders of our preferred stock, the DIC and the RCC are entitled to receive annual dividends and distribution of residual assets as set out below in priority to holders of common stock but *pari passu* among themselves:

Dividends and Distribution Amounts on Preferred Stock

Class of Preferred Stock	Amount of Annual Dividend	Amount of Distribution of Residual Assets
	(yen per share)	
Class A Series 4 preferred stock	¥10.00	¥1,000
Class C Series 5 preferred stock	7.44	600

We may pay up to one-half of the annual dividend payable on each class of preferred stock as an interim dividend. Dividends on the preferred stock are not cumulative. As long as the preferred dividend is paid, holders of preferred stock are not entitled to vote at a general meeting of shareholders. If the preferred dividend is not paid, holders of preferred stock vote on a share-to-share basis with holders of common stock on all matters.

Following the global offering, the DIC and the RCC will own all of our Class A Series 4 preferred stock and our remaining shares of Class C Series 5 preferred stock, respectively, which together will be convertible, at currently applicable conversion prices, into shares of common stock representing approximately 22.0% of our increased number of shares of common stock outstanding.

The conversion rate for our Class A Series 4 preferred stock is five shares of our common stock for each share of our Class A Series 4 preferred stock, while the conversion price of our Class C Series 5 preferred stock is ¥450 per share of common stock. The conversion price of our Class C Series 5 preferred stock was reset on October 3, 2006 and will be reset annually thereafter on October 3 of each year, subject to a floor of ¥450 and a ceiling of ¥540 per share, in accordance with a formula based on the prevailing market price of our common stock, or, if our common stock is not then publicly traded, the net asset value per share of our common stock. For further information regarding our preferred stock, see "Description of Our Capital Stock — Preferred Stock."

Composition of Tier II Capital

The principal component of our Tier II capital is our general reserve for possible loan losses. As of March 31, 2006, the amount of our general reserve for possible loan losses that qualified as Tier II capital was ¥23.4 billion.

Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital. Subject to that ceiling, the entire amount of any perpetual subordinated debt and bonds can be included in Tier II capital. Since our Tier II capital is significantly lower than our Tier I capital, we believe that we have room to improve our capital adequacy ratio by issuing subordinated debt or bonds in the future. As of June 30, 2006, we had no subordinated debt outstanding.

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements, including extensions of lines and letters of credit, loan commitments and loan participations, in the ordinary course of business as well as in the management of our own liquidity risk. The main purposes of such off-balance sheet arrangements are to develop our institutional banking business as well as to diversify our sources of liquidity. The following is a discussion of the principal off-balance sheet arrangements we use.

Loan Participations

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself.

Under Japanese GAAP, if substantially all of the economic interest in and risks of the loans are transferred to the participants without any change in the terms of the loan, and the original lenders neither bear any recourse obligations for the participating interest nor retain any rights to repurchase such interest, the original lender may remove the loans from its balance sheet as if the loans were sold to the loan participants. We believe that we are not taking any substantial economic risk on the portions of loans in which we have sold participating interests, because substantially all of the economic interest and risks have been transferred to the loan participants.

As of March 31, 2006, the total principal amount of participation interests in loans we have transferred to third parties was ¥74.7 billion.

Off-Balance Sheet Arrangements to Extend Credit, Acceptances and Guarantees

We have off-balance sheet commitments to extend credit to customers up to certain predetermined amounts at current market rates, in consideration of which we receive fee income that is recorded on an accrual basis for the period of the commitments. As of June 30, 2006, we had ¥639.5 billion of such commitments, of which ¥481.1 billion had agreement terms of less than one year.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis over the period of the acceptance or guarantee. As of June 30, 2006, we had ¥19.9 billion of outstanding acceptances and guarantees.

HISTORY

Aozora was initially established in 1957 as The Nippon Fudosan Bank Limited, under the Long-Term Credit Bank Law. Its shares were listed on the First Section of the Tokyo Stock Exchange in 1964 and on the First Section of the Osaka Securities Exchange in 1970. In October 1977, our predecessor was renamed The Nippon Credit Bank, Ltd., or NCB. As one of three long-term credit banks, NCB relied primarily on the issuance of debentures for fundraising and it specialized in the extension of long-term, secured loans to corporations and government-related entities.

Temporary Nationalization

During the bubble economy of the late 1980s, NCB rapidly increased its outstanding loans, increasing its exposure to real estate companies and non-bank financial institutions in particular. The quality of these loans deteriorated significantly with the deflation of the bubble economy. As of September 30, 1998, NCB had total assets of ¥12 trillion on a non-consolidated basis and faced severe difficulties with problem loans. As a result of these difficulties and the rising amount of problem loans, in December 1998 the Japanese government invoked the then-applicable temporary nationalization scheme under the Financial Reconstruction Law nationalizing NCB, upon which NCB's shares were delisted from the Tokyo Stock Exchange and the Osaka Securities Exchange.

According to the temporary nationalization scheme, the DIC became NCB's sole shareholder. The Japanese government took a number of steps to provide for the temporary administration of NCB, transferred poor quality assets from NCB to the RCC and utilized public funds for both the acquisition of those assets and the strengthening of NCB's capital base. During NCB's period of temporary nationalization from December 1998 until September 2000, assets with a total book value of ¥3.3 trillion were transferred to the RCC.

Sale to Private Investors

The DIC ended the temporary nationalization of NCB by transferring ownership of NCB's common stock to SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co., Ltd. (currently Tokio Marine & Nichido Fire Insurance Co., Ltd.), an affiliate of Cerberus NCB Acquisition, L.P., and approximately 100 financial institutions by means of a stock purchase agreement dated June 30, 2000. The sale was completed on September 1, 2000. Principal financial terms of the transaction included:

- the purchasers acquired all of the issued and outstanding shares of common stock of NCB (2.5 billion shares) (excluding the shares that did not constitute a minimum unit of shares) for ¥1 billion and 333.3 million newly issued shares of common stock for ¥100 billion;
- the DIC continued to hold 48.1 million shares of Class A Series 4 preferred stock of NCB and all other shares of outstanding preferred stock were cancelled;
- the Japanese government, at the request of the privatized NCB, caused the RCC to subscribe for 866.6 million newly issued shares of Class C Series 5 preferred stock for ¥260 billion; and
- immediately prior to the sale, the DIC contributed funds pursuant to the Financial Reconstruction Law sufficient to offset the existing deficit in the stockholders' equity accounts of NCB calculated in accordance with the stock purchase agreement.

Additional details on the terms of the outstanding shares of preferred stock held by the DIC and the RCC are given in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Capital Resources and Adequacy" and note 18 to our consolidated financial statements included in this offering memorandum.

Due to the subscription for additional shares of preferred stock by the RCC in the recapitalization, we, like other Japanese banks that have received public funds, are required to maintain a business revitalization plan and report periodically to the FSA with respect to our progress towards our goals as described under "Supervision and Regulation — Governmental Measures to Treat Troubled Institutions and Address Problem Loans."

Prior to the sale in September 2000, the Financial Reconstruction Commission determined which assets were appropriate for the privatized NCB to continue to hold. In addition to other customary representations and warranties, the DIC granted NCB a conditional three-year cancellation right with

respect to loan-related assets held by NCB at the time of privatization. These loan-related assets were deemed to be transferred from the DIC to NCB at the time of the privatization but could be transferred to the DIC from NCB upon exercise of the cancellation right if certain conditions were met.

The cancellation right expired on the third anniversary of September 1, 2000. In December 2003 we notified the DIC of the last group of loans for which we exercised our cancellation right. We currently have no disputes regarding exercise of the cancellation right with the DIC, although loans in the amount of ¥26.6 billion remain on our balance sheet as of March 31, 2006 pending the completion of administrative procedures required to complete the transfer to the DIC.

The stock purchase agreement also provided for the transfer to the DIC of NCB's portfolio of approximately ¥673 billion in Japanese equities, most of which were listed, based on their market value as of June 30, 2000. A large portion of these stocks represented cross-shareholdings in major corporate clients. To avoid disruption in our banking relationships, the DIC agreed to entrust these stocks to our trust bank subsidiary and granted us a right of first refusal with respect to any sale of these stocks for a period of five years beginning from August 31, 2000. We retained voting rights with respect to these entrusted stocks. Under the stock purchase agreement, we also had an option to repurchase any of the entrusted stocks based on a price determined with reference to market prices which expired with the rights of first refusal on August 28, 2006.

Under the stock purchase agreement, the DIC agreed to indemnify us for certain losses, including those arising from:

- breach of certain representations and warranties for three years from September 1, 2000 (or for five years from the filing deadline of tax returns for the fiscal year ended March 31, 2001 for breaches of representations and warranties regarding corporation taxes);
- undisclosed or contingent liabilities existing or pending as of September 1, 2000, for which we provided notification within three years from September 1, 2000; and
- legal proceedings related to NCB brought after September 1, 2000 in relation to matters arising before such date, for which we provided notification within three years from September 1, 2000.

These indemnities (excluding the indemnity relating to breaches of representation and warranties regarding corporation taxes) are for amounts exceeding a threshold equal to ¥3 billion with respect to specified losses, including litigation costs. Prior to the expiration of the applicable notice periods specified in the stock purchase agreement, we have provided the DIC with the requisite notification of certain events to be covered by these indemnities. Based on this notification of events and the indemnities, we currently believe that there is no pending or threatened litigation or other proceedings relating to activities of NCB prior to September 1, 2000 that would individually or in the aggregate have a materially adverse effect on our results of operations. However, a dispute outside the scope of coverage of the DIC's indemnity, or a dispute regarding the scope of coverage of the DIC's indemnity or procedure for collection, could arise.

For additional information relating to rights arising under the June 2000 stock purchase agreement, see "Principal and Selling Shareholders — Shares of our Preferred Stock and Common Stock held by the DIC and the RCC."

Relaunch as Aozora

In January 2001, we changed our name to Aozora Bank, Ltd. as part of our relaunch. In Japanese, Aozora means blue sky. After our relaunch, we focused on achieving two goals of our business revitalization plan: to become a more profitable enterprise and to improve the quality of our assets. With respect to the first goal, we continued our customer-driven business including our lending operations while seeking to assure that returns were commensurate with risks. At the same time, in order to establish a new profit structure underpinned by contributions from new business lines, we sought to enhance problem-solving capabilities to address evolving and diversifying client needs. With respect to the second goal, we set up a proactive framework for removing problem loans from our balance sheet and significantly reducing problem loans as a proportion of total assets.

As discussed in "Business," we believe we have now established a strong platform for future growth, and in April 2006 we converted from a long-term credit bank into an ordinary bank in order to expand the opportunities available to us.

In September 2003, SOFTBANK CORP. transferred its holdings of our common stock to Cerberus NCB Acquisition, L.P., a limited partnership organized under the law of the Cayman Islands. In December 2003, Mr. Hirokazu Mizukami was appointed President. In February 2005, Mr. Michael E. Rossi was appointed Chairman and Chief Executive Officer. In June 2006, Mr. Kimikazu Noumi was appointed Vice Chairman.

BUSINESS

Aozora Bank, Ltd. is a Japanese bank offering a broad range of credit and financial solutions to corporations, government bodies, regional financial institutions and individuals. We have consistently increased our profitability over the last five fiscal years by improving the quality of our loan portfolio and diversifying our business platform beyond traditional corporate lending to include new areas such as specialty finance, credit trading and fund investment.

Originally established in 1957, we emerged from temporary nationalization in September 2000, formulated a business revitalization plan and changed our name from The Nippon Credit Bank, Ltd. to Aozora Bank, Ltd. After Cerberus NCB Acquisition, L.P.'s acquisition of a majority of our shares of common stock in September 2003, our new senior management team and new Board of Directors accelerated our revitalization plan. We believe the fundamental improvements made in our business model, governance, risk management, organizational structure and overall culture underpin a strong platform for future growth.

Transformation as Aozora Bank

We are proud of the progress made over the past five years: from retaining our predecessor's dedicated workforce and long-standing relationships with regional financial institutions and business partners in Japan to implementing new risk management disciplines and global standard governance policies and recruiting additional financial expertise. Our leading accomplishments include:

Major improvements in credit quality, capital strength, revenue growth, revenue mix and costs

Our predecessor suffered severe credit quality problems following the collapse of Japan's bubble economy, having been overly reliant on interest income from secured lending and lacking in overall fiscal discipline and business diversification. The improvement in our financial condition and results of operations over the last five years is a clear departure from the past. We have:

- grown net revenue from ¥66.9 billion in the fiscal year ended March 31, 2002 to ¥114.2 billion in the fiscal year ended March 31, 2006, representing a CAGR of 14.3%;
- increased non-interest income from 11.1% of net revenue in the fiscal year ended March 31, 2002 to 53.6% in the fiscal year ended March 31, 2006;
- improved our ratio of general and administrative expenses to net revenue from 59.1% in the fiscal year ended March 31, 2002 to 43.3% in the fiscal year ended March 31, 2006, and over the same period achieved strong growth in corporate and retail deposits;
- reduced our non-consolidated ratio of nonperforming loans from 21.7% as of March 31, 2001 to 0.7% as of March 31, 2006. As of the later date, we had a total coverage ratio of 96.0%, the highest among major Japanese banks, according to publicly available data published by the Bank of Japan;
- systematically rebalanced our loan portfolio to reduce concentration risk while diversifying into new lending areas; and
- increased our total capital adequacy ratio from 15.13% as of March 31, 2001 to 19.47% as of March 31, 2006.

We believe our strong track record in recent periods is a demonstration of our success in instituting fundamental organizational change.

Strong corporate governance and an experienced, diverse management team

Our Board of Directors, the majority of which are non-executive members, includes directors with a range of banking and regulatory experience from Japan and overseas. Working with senior management, they help to set our overall strategy and to evaluate opportunities for future growth.

Our senior management team, which sets our overall strategy and oversees day-to-day operations, comprises highly experienced executives from major international financial institutions and seasoned professionals from Japan's financial services industry. Our Chairman and Chief Executive Officer, Michael E. Rossi, is a former Vice Chairman of Bank of America, our President, Hirokazu Mizukami,

has over three decades of experience with The Sumitomo Trust and Banking Company, Limited, and our Vice Chairman, Kimikazu Noumi, is a former Senior Managing Director of The Norinchukin Bank.

We have changed our employee compensation system to introduce a transparent merit-based culture offering new opportunities to our existing employees, who are important to expanding our legacy business relationships, while attracting talented, mid-career hires with specialist expertise and a focus on developing new businesses. As of June 30, 2006, our 19 officer positions at the level of Executive Officer or higher were held by a combination of eight veterans from NCB, five mid-career hires from other leading financial institutions and six foreign professionals with senior management or specialist expertise.

Highly robust risk management infrastructure and a strong credit underwriting culture

We have completely revamped our credit policies and procedures and overall risk management process. Our Chief Credit Officer and Chief Risk Officer oversee teams of specialized professionals focused on providing thorough and rapid assessment of credit, market and operational risks in a manner that is integral to managing and monitoring our increasingly diverse operations and capital adequacy ratio requirements. We believe our risk management processes, together with ongoing improvements to our information technology systems and software applications, will enable us to make better informed and more rapid business judgments and will facilitate efficient Basel II implementation.

We have instituted extensive training to ensure that our risk management policies and risk limits are implemented effectively in day-to-day operations. The Audit and Compliance Committee, comprised solely of non-executive directors, is responsible for oversight of our internal audit, credit examination, compliance, financial reporting and external audit functions. It is assisted by our Internal Audit Division as well as our Credit Examination Division, which functions independently of our credit administration and decision-making processes and reports directly to our Board of Directors.

Business Opportunities and Strategy

With our experienced management team and expanding business platform, we believe that we are well-positioned to take advantage of an improving economic environment in Japan and opportunities abroad to achieve sustainable and balanced growth in our business. Since introducing our new marketing force in September 2005 we have demonstrated the ability to pursue robust yet prudent growth and take advantage of emerging business opportunities by:

- increasing our consolidated loan portfolio from ¥2.6 trillion as of September 30, 2005, to ¥3.4 trillion as of June 30, 2006, a 28.4% increase over the nine-month period, as compared to a 1.4% average increase for seven major Japanese banks for the same period, according to publicly available data published by those banks;
- adding 146 significant new business relationships with domestic corporate customers through our marketing force activities, including 75 new customers contributing an aggregate of ¥345 billion of our loans and bills outstanding as of June 30, 2006;
- generating ¥4.3 billion of fees and commissions from transactions involving new corporate customers during the nine-month period ended June 30, 2006;
- increasing our aggregate level of consolidated deposits from ¥2.3 trillion as of September 30, 2005 to ¥3.3 trillion as of June 30, 2006, a 43.5% increase over the nine-month period, as compared to a 0.7% average increase for seven major Japanese banks for the same period, according to publicly available data published by those banks; and
- adding 53 new deposit relationships with corporate customers holding an aggregate of ¥24.4 billion in institutional deposits with us as of June 30, 2006.

We are continuing to focus on opportunities for growth in our business through:

Expansion of our specialty finance, credit trading and fund investment businesses

We believe we are a leader in several specialty finance markets in Japan, including leveraged finance, non-recourse real estate lending and asset finance. To capitalize on our position in these growing markets, we have integrated underwriting with capital markets distribution of specialty finance related products while improving decision-making and accountability throughout our credit underwriting

processes. We believe the overall size of these markets in Japan will grow and that the speed and quality of our credit analysis is a competitive strength in capturing additional business. Areas in which we are active and target further growth include:

- *real estate finance:* we are active in arranging and investing in non-recourse real estate finance, mezzanine debt, equity and loans to J-REITS. We are also expanding our real estate loan syndication and securitization businesses;
- *leveraged finance:* we are a leader in providing financing for strategic business restructurings. We believe our expertise and business relationships make us well-positioned as both an arranger, where we can syndicate loans to regional financial institution clients, and as a principal investor;
- *special situations:* we see continued opportunities in non-performing loans and recovery finance, including through referrals from our regional financial institution clients; and
- *asset finance:* we are active in aircraft finance, ship finance, hospital finance and project finance.

We also benefit from the expertise of our directors and senior management in making investments in credit trading and fund investments and we have selectively expanded our businesses outside of Japan in these areas. We established non-bank subsidiaries in London and Hong Kong to support these businesses and, as of June 30, 2006, held ¥184 billion of loans, which were principally leveraged loan participations outside of Japan, through overseas subsidiaries. We are seeking to expand our level of investment in the international credit markets.

Expansion of our domestic corporate lending business

Between March 31, 2002 and March 31, 2005, the size of our loan portfolio decreased as a result of our efforts to reduce nonperforming loans and risk concentrations. After completing this process, we commenced a program of selectively expanding our loan portfolio in response to improving market conditions and new business opportunities. Our consolidated loan portfolio has reached ¥3.4 trillion as of June 30, 2006, and we are pursuing further loan growth based on a range of factors, including:

- improving economic conditions in Japan;
- the continued activities of our marketing force in developing new clients with business needs suited to our strengths;
- additional incentives for relationship managers to expand relationships with existing clients; and
- utilizing our improved credit analysis processes to quickly evaluate and appropriately price new business opportunities.

We believe that our corporate lending business is integral to our overall growth strategy. Our corporate lending decisions are typically based on stand-alone profitability. In addition, we believe that growth in our lending business will lead to important cross-selling opportunities.

Leveraging valuable relationships

We believe our existing business platform offers significant additional growth opportunities by taking advantage of our relationships with:

- *our regional financial institution customers in Japan:* we have strong historical business relationships with more than 500 regional financial institutions developed primarily through distribution of our debenture products, including 88 domestic financial institutions which are among our current shareholders. Approximately 60 relationship managers in our Financial Institutions Group actively cover these institutions. Our historical business relationships with these customers include distribution of financial products, acquisition of nonperforming loans and other assets, and strategic advisory services. We are focused on expanding these business relationships over time with an emphasis on loan syndications, sales of collateralized loan obligations and risk management services.
- *our retail client base:* our affluent retail client base of over 200,000 accounts has an average asset balance of more than ¥6.5 million and is already an important funding source for our operations. We believe that targeted expansion of our retail operations with an emphasis on

sophisticated wealth management solutions and enhanced retail banking services will also be an important source of additional fee income. We plan to open a new retail branch in central Tokyo by the end of 2006 and are reviewing plans to centralize our retail back-office operations and revitalize our retail branch network through the use of smaller and repositioned branches.

Deployment of capital to increase shareholder value

We intend to use our strong capital base to target new businesses and investments, while growing our existing businesses in a disciplined manner. As of March 31, 2006, we had a Tier I capital adequacy ratio of 19.12%, and deferred tax assets accounted for only 3.8% of our Tier I capital. We are currently reviewing the anticipated impact on our capital adequacy ratio of the planned implementation of Basel II risk-weighting requirements applicable to Japanese banks in March 2007. Based on our current balance sheet, we expect our Tier I capital adequacy ratio after Basel II to continue to be substantially in excess of the 8% total capital adequacy ratio required for Japanese banks with overseas branches or banking subsidiaries.

We regularly evaluate new business opportunities in both Japan and overseas through our risk management framework and expect to deploy our capital strategically to enhance shareholder value.

Organization

We conduct our operations through the following principal business groups:

- the Corporate and Investment Banking Group;
- the Financial Markets Group;
- the Financial Institutions Group; and
- the Retail Banking Group.

Consolidated managerial accounting net revenue by business group

As an element of our regular management reporting activities, we review net revenue contributions based on management accounts in respect of our four principal business groups, as well as certain of their business divisions and units, by applying a consistent set of assumptions and allocations. We collect this information for management reporting purposes only and do not separately report financial information by business group, unit or segment.

The following table sets forth consolidated net revenue, based on management accounts, broken down by contributions from our four principal business groups and an "other" category, for the fiscal years ended March 31, 2004, 2005 and 2006:

Consolidated Managerial Accounting Net Revenue by Business Group

	Fiscal Year Ended March 31,		
	2004	2005	2006
	(Billions of yen)		
Corporate and Investment Banking Group (CIBG):			
Corporate Business Division (CBD):			
Corporate Business Unit	¥26.4	¥26.4	¥ 24.8
Private Equity Unit	0.6	2.5	3.4
Subtotal of CBD	27.0	28.8	28.2
Investment Banking Division (IBD):			
Real Estate Finance Unit	4.5	8.8	15.5
Structured Credit and Investment Unit	10.9	10.5	10.6
Leveraged Finance Unit	2.5	2.6	8.7
Global Finance Unit	0.0	1.8	6.3
Subtotal of IBD	17.9	23.7	41.0
Total of CIBG	44.9	52.5	69.2
Financial Markets Group	23.4	25.5	31.3
Financial Institutions Group	6.8	7.2	7.2
Retail Banking Group	8.8	8.5	11.2
Others(1) (unallocated)	2.5	4.2	1.2
Total(2)	¥86.5	¥97.8	¥120.2

Notes:

(1) Includes ¥1.5 billion and ¥1.1 billion from Aozora Card in the fiscal years ended March 31, 2004 and 2005, respectively, and ¥2.9 billion from an accounting policy change with respect to embedded derivatives in the fiscal year ended March 31, 2005.

(2) Includes "Gain and loss on sales of stocks and other securities" and "Loss on write-down of stocks."

The information set forth in the preceding table reflects a range of assumptions and allocations applied to our ongoing and new business activities for the periods indicated. These assumptions and allocations include:

- in September 2005 we completed organizational changes that commenced in April 2004. The revenue allocation by business groups for the periods in the preceding table are based on restatements and retroactive allocations of historical information into new group and unit categories, some of which came into existence as part of our organizational change;
- we charge net funding costs based on prevailing market rates for borrowings of similar tenor and amount to groups or units primarily engaged in lending and investing activities, unless we are able to match particular assets with corresponding financing sources; and
- we allocate net funding margins based on prevailing market rates for financings of similar tenor and amount to groups or units primarily engaged in funding activities, unless we are able to match particular liabilities with corresponding income sources.

Our net revenue by business group based on management accounts set forth in the preceding table is not subject to the same accounting controls and procedures as the net revenue components we report for financial statement purposes. In addition, application of more precise allocations or different assumptions in preparing our management accounts could yield differing results. Nonetheless, we believe this information is useful to provide management a sense of the trends in individual business groups for the periods indicated and represents an important element of the mix of business information that our senior management monitors on a regular basis.

Corporate and Investment Banking Group

Overview

Our Corporate and Investment Banking Group provides traditional loans or lending commitments to corporate and commercial customers primarily for working capital and investments in plants and equipment and has also increasingly focused on investment banking activities. We are developing our corporate banking activities by adding innovative loan and investment products and expanding our customer base, including with respect to small and medium-sized enterprises, while also diversifying our sources of income through investment banking activities to increase fees and commission income. Building upon our traditional strengths in corporate lending and investment products, we have developed complementary investment banking businesses that generate both interest income from higher margin project-risk loans as well as fees, commissions, non-interest investment income and other types of non-interest income.

We maintain business relationships with over 2,500 companies and as of June 30, 2006 had a loan portfolio of ¥3,408 billion on a consolidated basis.

Organizational Structure

Our Corporate and Investment Banking Group principally comprises the following:

The Corporate Business Division, which includes:

- *The Corporate Business Unit*, which provides financial services, including loans for working capital and capital investments, commitment lines and securitization services, through our network of domestic branches; and
- *The Private Equity Unit*, which makes venture capital and acquisition investments in customers in Japan.

The Investment Banking Division, which includes:

- *The Real Estate Finance Unit*, which provides real estate-related financing, including non-recourse loans, and makes principal investments in commercial mortgage-backed securities, J-REITs and real estate-related equity;
- *The Structured Credit and Investment Unit*, which provides and makes investments in special situations, asset financing and structured credit transactions;
- *The Leveraged Finance Unit*, which provides leveraged financing and related business solutions in Japan and non-Japan Asia; and
- *The Global Finance Unit*, which makes principal investments in leveraged loans and securities of non-investment grade issuers in the United States and Western Europe.

Corporate Business Division

Corporate Business Unit

The Corporate Business Unit is principally engaged in providing loans, other credit-related products, deposits and derivatives to our corporate customer base. Providing credit to Japanese industry has long been the core of our business. Since our foundation as a long-term credit bank, we have provided financing to customers in manufacturing, retail, service, real estate and other industries. As a result, we believe we have a critical mass of loyal corporate customers. We have enhanced this unit by expanding our product offerings, reorganizing customer coverage and upgrading information systems. For example, the unit aims to reach potential new clients by working closely with our Chief Marketing Officer and our marketing force which is solely dedicated to the development of new clients. The unit also leverages its existing client relationships, many of which have been developed over decades, to cross-sell our other products and services, such as real estate and equity financing products.

The principal products and services offered include:

- secured and unsecured general corporate lending, including capital investment loans, working capital loans and lines of commitment;

- loan arrangement and syndication, including traditional syndication activities for large corporate clients as well as increasing arrangement and syndication activities for small and medium-sized enterprises in conjunction with regional financial institutions; and
- derivative products including foreign exchange derivatives, interest rate derivatives and derivative embedded loans.

The loan customers of our Corporate Business Unit are involved in a broad range of industries and include local governmental entities and quasi-governmental entities. The size of our borrowers ranges from a number of the largest corporations in Japan to small and medium-sized enterprises. Of our outstanding loan balance as of March 31, 2006, approximately half is to larger corporations and half is to small and medium-sized enterprises.

Our Corporate Business Unit includes both relationship managers and credit analysts. The credit analyst team within the unit supports the relationship managers by screening transactions, processing loan applications and monitoring credit. We are in the process of centralizing our credit functions in order to increase credit approval speed and to improve risk management.

Private Equity Unit

The Private Equity Unit is engaged in venture capital and buyout equity investments in Japan indirectly through subsidiaries.

Venture Capital. Aozora Investment Co., Ltd., a wholly owned venture capital subsidiary, manages funds that make equity investments in unlisted companies with high-growth potential. Investments range from early to late stage participation.

Buyout Equity Investments. Our buyout investments business is engaged primarily in the market for leveraged and management buyouts of profitable small and medium-sized enterprises, typically with retiring founders that are unable to find suitable successors, and divisions and subsidiaries of large corporations that the parent is looking to spin-off as independent operations. We make our investments through three vehicles, one of which is a joint venture between us and Japan Asia Investment Co. Ltd., another which is a joint venture among us, ITOCHU Corporation and Abeam Consulting Ltd. and more recently, we established a joint venture between Aozora Investment and the Resona Bank group.

Investment Banking Division

Real Estate Finance Unit

The Real Estate Finance Unit provides non-recourse loans for financing of, and makes principal investments in, Japanese real estate assets, principally through investment partnerships, J-REITs and real estate funds. We also provide loan arrangement and services for J-REITs. The unit leverages its strong client base, which includes real estate developers, domestic and foreign fund management companies, banks, trust banks, investment banks and other financial arrangers as well as other clients with real estate securitization interests, to access new financing and investment opportunities. We believe that we enjoy a strong position in the real estate finance market, due to our early entrance into the market, our ability to provide both debt (senior and mezzanine) and equity financing to a wide range of customers, our independence from traditional Japanese banking groups, and our ability to combine the unit's expertise and experience with our strong capital base to provide customers with an optimal financing package.

Non-Recourse Loans. We have historically been active in providing our customers with non-recourse loans secured by real estate assets and their cash flows. Unlike traditional lending arrangements, non-recourse loans are extended on the basis of the cash flows produced by the underlying collateral assets. Because the cash flows in a non-recourse loan are typically controlled by a bankruptcy remote entity, non-recourse commercial mortgages are often securitized and sold. Collateralized mortgage-backed securities provide another important financing product that allows our real estate group to generate fees and reduce risks. To offset declining interest margins on our non-recourse loans due to increased competition, we are focused on growing the proportion of income earned from fees and commissions, particularly from securitization and syndication activities.

Principal Investments. We have tried to take advantage of our historical expertise in real-estate lending, our broad base of relationships and our strong capital base to purchase financial products derived from real estate assets offering attractive returns, primarily through investment partnerships

created with strategic partners and operators. We target portfolios or individual real estate assets in Japan, including multi-family, office, industrial, hotel, single-family and retail properties.

Structured Credit and Investment Unit

The Structured Credit and Investment Unit is principally engaged in special situations, asset-backed financing and structured credit products. The unit consists of three separate groups staffed by expert professionals that are dedicated to each area.

Special Situations Group. The Special Situations Group's principal activities are extending or making principal investments in distressed, primarily non-performing, loans, and providing recovery financing to companies undergoing restructuring. The group also provides support to financial institutions disposing of problem loans and prepares recovery plans for borrowers of such loans through our loan servicer subsidiary, AOZORA Loan Services Co., Ltd. We have taken advantage of our extensive relationships with regional financial institutions throughout Japan to access a continuing source of non-performing loan investment opportunities. Although returns on non-performing loan investments have generally declined in recent years due to increased competition in the market, our continuing access to sourcing opportunities for these loans through our regional bank relationships and our lower cost of capital as compared to opportunity-fund investors continue to make this an attractive business for us. The Special Situations Group also provides recovery financing, including DIP financing and secured loans to troubled borrowers undergoing corporate reorganization or civil rehabilitation procedures, in order to provide them with the funds they need to implement their recovery strategies. We believe that providing financing to troubled borrowers also enhances our opportunities to provide a number of other corporate business solution services. As economic conditions in Japan continue to improve, the group is increasingly shifting its focus to these financing and investment opportunities relating to reorganizing companies and investments in the sub-performing loan market. We expect this group's contribution to fees and commissions to increase as we increase our involvement in arrangement and syndication of transactions.

Asset Financing Group. Our Asset Financing Group's principal activities are providing ship, aircraft and project financing to issuers domestically and offshore. Ship financing is generally provided to finance the construction and purchase of bulk carriers, chemical tankers and other ocean-going vessels, which in recent years are increasingly commissioned by non-Japanese shipping lines. The group's project financing business includes providing hospital-related financing in Japan as well as investing in infrastructure-related debt instruments on a global basis. We also provide advisory services to medical institutions seeking to refinance existing debt, based on our hospital financing experience. We recently began extending our portfolio to aircraft financing.

Our strong relationships with regional financial institutions throughout Japan are an important source of our ship finance and hospital-related finance business. Our relationships with international banks and investment banks are an important source for our aircraft and non-hospital project finance opportunities. We believe that we enjoy a strong position in these markets, reflecting our ability to analyze and make investments in ships of varying types and ages with various charter terms, our position as one of the few Japanese banks active in the aircraft finance market and our expertise in hospital finance.

Structured Credit Group. Our Structured Credit Group's principal activities consist of making principal investments in:

- domestic corporate loans, bonds and credit default swaps;
- overseas corporate bonds and credit default swaps;
- structured credit products, including collateralized debt obligations, collateralized loan obligations, other credit derivatives and securitization of various types of financial claims; and
- hybrid products, including convertible bonds and preferred stock.

We believe that we enjoy a strong position as a relative value investor capable of capitalizing on investment opportunities as they arise by making investment decisions rapidly and flexibly, even when complex products are involved. Few Japanese investors are active in many of these markets, which also increases the opportunities available to us. We intend to continue increasing our overall investment level by enhancing our investment analysis capability based in Hong Kong to permit increased investment in non-Japan Asia, by collaborating with the Corporate Business Unit to permit greater

access to hybrid investments and by enhancing our quantitative investment analysis capability to permit selective increases in our investments in asset-backed securities, collateralized debt obligations and other structured credit products.

Leveraged Finance Unit

The Leveraged Finance Unit is principally engaged in providing leveraged financing to private equity sponsors and corporate clients in Japan and non-Japan Asia, primarily by arranging, structuring, underwriting and making principal investments in senior and mezzanine debt finance instruments. The unit's main product is leveraged buyout loans, in which acquisition financing is provided on the basis of both cash flow projections on a company's business plans and the collateral value of its assets. Investment opportunities are typically sourced from private equity sponsors and other financial investors. The unit also makes principal investments in private equity funds and arranges overseas hotel financing.

We believe that we enjoy a strong position in the leveraged finance market. Since April 2003, we have participated in approximately 49 senior leveraged loans and have acted as a mandated lead arranger, singly or jointly, in 26 transactions. We believe we are one of the few Japanese banks currently participating actively in the mezzanine debt market, although we expect that competition will increase as new participants enter the market.

The unit began participating in non-Japan Asia leveraged loans in late 2003, and coordinates the business activities of our overseas operations in Asia, which includes representative offices in Seoul, Singapore and Jakarta and a non-bank subsidiary in Hong Kong, Aozora Asia Pacific Finance Ltd., which we established in June 2005.

We intend to secure access to a stable flow of transactions by leveraging our long-standing relationships and experience and strong analytical capabilities to continue building our reputation as an innovative market leader with Japanese and Asian private equity sponsor clients. We also intend to enhance our access to non-Japan Asia markets by utilizing our subsidiary in Hong Kong to consolidate our sourcing and marketing activities, to enhance our credit analysis capability with local expertise and to improve our capability to service private equity sponsor clients in the region by increasing the number of professionals with local knowledge and contacts.

Global Finance Unit

The Global Finance Unit makes principal investments in leveraged loans and high-yield securities of non-investment grade issuers located in the United States and Western Europe, both directly and indirectly through subsidiaries.

We currently make investments in certain segments of the international credit market, such as leveraged loans, collateralized loan obligations and other loans and debt securities through two special purpose investment vehicles and manage these investments through another subsidiary, Aozora Investment Management Limited. These investments are reflected in our consolidated results.

Financial Markets Group

The Financial Markets Group's primary activities consist of asset and liability management and fund procurement activities, development, sales and market-making activities related to derivatives, management of investments in securities, hedge funds and Internet-related businesses. The Financial Markets Group is comprised of the Treasury Division, the Derivatives Sales Division, the Securities Investment Division and the Fund Investment Division.

Treasury Division

The Treasury Division is responsible for our asset liability management, or ALM, including management of interest-rate risks, and fund procurement operations, principally through retail and corporate deposits, debentures and corporate bond issuances.

Derivative Sales Division

The Derivative Sales Division develops and markets derivative products for various customer segments. The Derivative Sales Division also makes and manages trading in derivatives products such

as currency, interest rate commodity swaps, as well as options. The Division offers a wide range of derivative products depending upon the customer need, including:

- currency options for foreign exchange risk hedging;
- interest rate swaps, interest rate options and credit default swaps for interest rate and credit rate hedging;
- Marine Blue, a derivative-embedded loan, for fund-raising;
- Mountain Blue, an interest rate derivative-embedded time deposit, and Aqua Blue, a foreign exchange derivative-embedded time deposit, for investment; and
- weather derivatives and commodity derivatives, such as oil swaps, for other needs.

We have implemented an internal mandatory certification system for all of our specialist derivatives sales to enhance sales capabilities and awareness of compliance issues. Based on derivative sales amount, just over half of our clients in the derivatives business are corporate customers, while just over a quarter are retail customers and less than a quarter are financial institution customers.

Securities Investment Division

The Securities Investment Division is responsible for managing our securities portfolio, which consists principally of investments in fixed income products hedged by various futures instruments.

Fund Investment Division

The Fund Investment Division is responsible for a diversified portfolio of 60 investment funds, including hedge funds and private equity funds, managed by third parties. We invest in funds with both foreign currency and yen denominated assets. As of March 31, 2006, our aggregate investments in hedge funds and private equity funds managed by the Fund Investment Division totaled ¥235 billion. We currently anticipate maintaining our investments at around this level for the foreseeable future.

Financial Institutions Group

The Financial Institutions Group offers products and services to over 500 regional financial institutions located throughout Japan. A large part of Japan's enormous pool of personal savings is held at regional banks and financial institutions. As one of three former long-term credit banks, we were authorized to issue debentures and to sell them to these institutions. As a result, we developed and maintain today strong relationships with these institutions and 88 of these institutions continue to hold our shares. The Financial Institutions Group also has relationships with city banks, trust banks, insurance companies, pension funds, credit associations and other financial institutions within Japan, led by approximately 60 relationship managers.

Our products and services offering to financial institutions include:

- standardized products that can be widely marketed by such financial institutions to a wide range of their customers, such as debentures, large-lot time deposits, negotiable certificates of deposit and interest rate derivative-embedded time deposits;
- customized products requiring specialized product expertise, such as structured debt instruments, privately placed fund products, including intermediary sales of foreign-registered funds, funds of Japanese equities, global bond funds, bank loan funds and funds of funds, and securitized instruments such as collateralized loan obligations, asset-backed securities and asset-backed commercial paper;
- solutions-oriented services, including development of interest rate derivative-embedded time deposits, joint arrangement of syndicated loans and asset restructuring, such as the purchase or securitization of their loan assets and real estate, principally through our subsidiary AOZORA Loan Services Co., Ltd., and strategic advisory services; and
- principal investment activities, including acting as counterparty in foreign exchange and interest rate derivative transactions, trading of secondary loans and credits, such as collateralized debt obligations and credit default swaps, purchases of non-performing and sub-performing loans, and products guaranteed investment securitizing monetary claims, such as accounts receivable,

medical fees and leaseholds, through such instruments as collateralized loan obligations, asset-backed securities and asset-backed commercial paper.

Our efforts have resulted in our having broad transaction coverage, doing business with approximately 80% of the domestic financial institutions in Japan. This in part is a result of our focused allocation of approximately 60 relationship managers to promote relationships with financial institutions, which we believe is among the most intensive coverage of this customer class among the major Japanese banks.

We see strong business opportunities in the FSA's Relationship Banking Promotion Plan of March 2005, which promotes closer relationships between financial institutions and regional small and medium-sized enterprises. In response, we have entered into advisory service agreements with 38 regional financial institutions in connection with corporate revitalization opportunities.

We also offer a range of trust services, including those in connection with asset-backed securitization and mortgage-backed securitizations, through our trust banking subsidiary Aozora Trust Bank. In April 2006, we established Aozora Securities Co., Ltd. to focus on the sale of securitized products and structured notes initially to regional banks and financial institutions, and then corporate clients.

Retail Banking Group

The Retail Banking Group offers retail customers a variety of services and products, focusing particularly on providing direct banking, consulting and advisory services to affluent and emerging affluent customers. As of March 31, 2006, we had over 200,000 customer accounts whose average account had over ¥6.5 million in deposits and other assets. We also offer retail customers credit products such as housing loans. In addition, we offer a variety of new time deposits as well as debentures, including:

- *Aozora Direct Time Deposit*, which is provided exclusively via our telephone-banking service to reduce costs and permit us to offer competitive interest rates;
- *Aozora Pocket Time Deposit*, launched in October 2004 to permit partial withdrawals prior to maturity;
- *Excellent First*, a derivative-embedded time deposit that is callable after a fixed period of time (single-callable type) launched in June 2005;
- *Excellent First V*, a derivative-embedded time deposit that is callable at multiple points in time launched in June 2006;
- *Warishin*, a discounted debenture; and
- *Wide*, an interest-bearing debenture.

Our retail business offers savings and investment products and services to relatively conservative and affluent clients through our 17 branches located in Tokyo and 10 other major cities nationwide and through our call center, as well as account access through Japan Post's ATM network. We provide various attractive and secure savings and investment products to position ourselves as an asset management bank and to leverage the strength that comes from the relatively high average deposit balances of our clients. We provide additional financial services for our affluent retail customers by offering highly specialized consulting services that match our customers' needs by providing private consultation desks where they can comfortably discuss their financial needs with our financial specialists. In April 2006, we launched a special business promotion division to target high-net-worth customers. By establishing personal relationships with these customers, we will seek to offer an integrated and personalized financial consulting service with the objective of achieving high levels of customer satisfaction. Products offered will include both retail products, such as mortgage loans, as well as securities business products, such as structured bonds, hedge funds and other financial securities. We view our time deposit products as providing a large and stable source of term funding for our operations. In recent years, retail deposits increased from ¥529.5 billion as of March 31, 2001 to ¥1,271.7 billion as of March 31, 2006.

Our retail banking products and services offerings include:

- *traditional products* such as debentures, savings, home mortgage loans and time deposits;
- *new products* such as investment trusts, derivative-embedded time deposits, variable annuity insurance, foreign currency savings/deposits and securities; and
- *other services*, including a call center, private banking, access to Internet services and ATM networks.

To further increase our retail customer base, we are currently considering a plan to remodel or replace most of our existing branches, and to potentially increase the number of branch locations to 30 by adding new branches based on a different model from existing branches. In particular, our new branches will feature simpler, more efficient and more attractive designs. We plan to expand our branch network in the larger cities of the Kanto, Tokai and Kansai regions of Japan, beginning with the Kanto region. We are opening a new flagship branch in Nihonbashi this year, and plan to continue our branch expansion by adding two to four new branches per year over the next three to four years. The new branches will be small, specialized branches that are about half the size in terms of floor space and number of employees as our current branches. As we open the new branches we will continue to evaluate the efficiency of our current branches.

Our branch in Shinjuku includes a recently introduced "Aozora Financial Garden (Loan Center)" area, where specialist teams provide advisory and consultation services on such topics as investment, real estate asset management and home loans. Many of our products and services are also offered via our telephone banking call center located in Fuchu, staffed by a team of specialist operators. While we have a limited branch network, we provide added convenience to our customers through our call center and ATM accessibility through the ATM network of Japan Post. This arrangement allows us to provide convenience and accessibility while protecting the discrete and customer-focused nature of our current branches.

We expect to provide Internet banking applications to our customers in the future. While this has not been a key factor for attracting our existing client base, we expect that establishing an Internet retail banking platform will support our plans for attracting additional customers in the emerging-affluent market.

Information Technology

Information technology plays an essential role for the smooth and efficient operation of our bank. In early 2004 we began to modernize our information technology infrastructure, which had suffered from many years of under-investment and was essentially obsolete. As part of our modernization strategy, in April 2004 we began to redevelop our existing infrastructure and remediate our applications, with the final goal of reengineering, streamlining and enhancing productivity. In April 2006, we took an important step by modernizing our desktop platform through a contract to replace 2,500 workstations by the end of 2007.

We are working to replace our mainframe-based infrastructure with distributed server-based systems. We expect to complete this transition within two or three years. As a transitional step we replaced our outdated mainframe with two modern "zSeries" mainframes. The two mainframe systems allow us to operate our existing programs on a stable platform and integrate advanced functionality from new programs. By placing the two mainframes in separate facilities we are also able to provide reliable back-up data storage. Data is transmitted to the two data centers on a real-time basis, protecting data integrity and providing some protection against system failure.

We are transitioning our operating and accounting systems to integrated system applications. We have selected standards for common bank-wide services such as collaboration, communication services, and document management. Currently we are concentrating on adding business-specific software applications such as those designed to facilitate deposits, payments and loan processing systems.

By modernizing our information technology infrastructure we expect to realize significant savings and efficiencies. Our old mainframe offers limited functionality, is inefficient, and requires full-time maintenance by employees of the manufacturer. Despite the savings we expect to achieve through lower maintenance costs, and increased efficiencies across business units, we plan to increase our information technology capital expenditure budget so that we can deploy and maintain a modern

network that will continue to meet our expanding needs. In the fiscal year ended March 31, 2006 we expensed ¥5.8 billion for system-related costs and our plan is to gradually increase our system-related expenses for the fiscal years ending March 31, 2007 and 2008.

For a discussion of risks associated with our information technology systems, see "Risk Factors — Operational Risks — Our business strategy calls for increased reliance on information technology systems, and any failures or delays in their development or implementation could harm our operations."

Competition

Competition in the Japanese financial services industry is increasing due to deregulation, advances in information technology, improvement in economic conditions and new entrants including foreign competitors.

Deregulation has reduced the barriers between the Japanese banking and securities industries. Banks may now engage in the securities business and the trust banking business through subsidiaries and affiliates, as well as conduct certain types of underwriting or securities agency services, while securities companies may engage in limited banking and trust business through subsidiaries. As inter-segment barriers are eliminated, we expect competition within Japan's banking industry will increase as banks and investment banks seek to take advantage of expanding business opportunities.

As a result of deregulation, we now compete with Japan's city banks and leading regional banks not only with respect to traditional banking but also non-interest income activities, as many banks are seeking, like us, to diversify their revenue sources so that they are less dependent on lending. In structured trading, specialty finance and other non-traditional aspects of our business, we also compete with Japanese and non-Japanese investment banks and investment funds. We also compete with consumer finance and other non-bank finance companies in expanding our non-bank financial services business.

As the Japanese economy has been experiencing a moderate recovery during recent periods, the financial condition of Japanese banks has improved, enabling them to devote additional financial, management and operational resources to expand their customer base and product offerings and increasing their competitiveness. In addition, the increasing sophistication of information technologies has permitted new and existing competitors to increasingly provide banking and securities-brokerage services through the Internet and through telephone call centers both of which eliminate the need for costly investments in physical branches and other physical premises.

Our major competitors include:

- *Japan's largest banking groups:* Mitsubishi UFJ Financial Group, Mizuho Financial Group and Sumitomo Mitsui Financial Group are each much larger than us in terms of assets, customer base, branch network and employee head count. These groups also all have significant investment banking operations and securities subsidiaries or affiliates and are actively pursuing strategies to diversify their revenues.

- *Other retail and commercial banking institutions:* These include Shinsei Bank, Citibank, online banks and regional banks.

- *Trust banks:* These include Mitsui Trust Holdings, Sumitomo Trust and Banking Company, Limited and other trust banks, which focus on affluent and emerging affluent retail customers.

- *Major investment banks:* These include both domestic investment banks and the Japanese affiliates of the major international investment banks. We face competition from these entities in a variety of areas, including our corporate advisory, specialty finance, and derivatives sales activities.

- *Government-controlled and government-affiliated entities:* There are a number of government-controlled and government-affiliated entities that compete with private financial institutions in Japan. For example, in Japan's retail banking sector, Japan's postal savings system, operated by Japan Post, remains the largest single deposit-taking institution. Other government controlled or affiliated entities with which we compete include the Japan Finance Corporation for Small and Medium Enterprises, the National Life Finance Corporation and The Government Housing Loan Corporation. The Japanese government has recently begun steps to privatize or eliminate certain government-controlled and government-affiliated entities. In some cases, the

integration or privatization of these government institutions may create new competitors. Also, a general reversal of policies to reduce government participation in financial markets could have a long-term adverse impact on our business.

- *Other financial services providers:* We also compete, directly or through subsidiaries and affiliates, with loan servicing companies, consumer finance companies, private equity funds and other types of financial service providers.

Corporate Governance

We are committed to the highest standards of corporate governance, transparency and management accountability. As such, we have created the following three oversight committees, each of which has its majority membership comprised of non-executive directors:

- the *Audit and Compliance Committee*, established in September 2005 and comprised solely of non-executive directors, has oversight responsibility for the internal audit, credit examination, compliance, financial reporting and external audit functions;

- the *Special Audit Committee*, established in September 2000 and comprised of certain non-executive directors and our corporate auditors, reviews all the transactions designated by the regulation of the Special Audit Committee to be entered into with designated related parties, which currently includes Cerberus NCB Acquisition, L.P. and its affiliates; and

- the *Nomination and Remuneration Committee*, established in September 2000 and composed of certain non-executive directors and our Chairman, approves nominations of candidates for our Board of Directors and Senior Managing Executive Officers and reviews the compensation of directors and Senior Managing Executive officers.

Under the direction and guidance of our Board of Directors, our Management Committee comprised of our Chairman, President, Vice Chairman and our executive officers, develops the annual business plan, which serves to establish the overall parameters for each of the business groups. Our Management Committee is assisted in this process by the seven subcommittees described below:

- the *Asset and Liability Committee*, which reviews our balance sheet and asset and liability structure, cash liquidity position and the risk/return profile of the trading portfolio. It also reviews and approves our analytical methodologies and parameters for liquidity and market risk analyses;

- the *Risk Policy Committee*, which is responsible for establishing risk management policies for risks including credit risk and market risk. It is also responsible for reviewing and approving the standards, methodologies and parameters for such risk analyses;

- the *Credit Committee*, which makes decisions on credit transactions and delegates approval authority on credit transactions to our Chief Credit Officer, who in turn has discretion to further delegate approval authority;

- the *Investment Committee*, which has final authority over individual investments, establishes appropriate policies for investments and oversees our investment risk position in developing and maintaining our asset portfolio;

- the *New Business/Product Committee*, which approves all new businesses and new products through a rigorous process that considers a broad range of quantitative and qualitative risks;

- the *Strategic Planning Steering Committee*, which prioritizes, approves and monitors strategic projects that enable key aspects of business plans and strategies that are approved by the Management Committee; and

- the *Suitability Committee*, which monitors compliance with suitability and the level of exposure in the sale or provision of financial products and services.

Risk Policy and Management

Risk Management — Governing Principles

We strive to optimally manage the risk in all our businesses. At a high level, our risk management principles are simple: identify risk, quantify it, manage it within limits and controls, and keep management informed.

We have devised risk policies and procedures and independent control groups to ensure compliance with these principles across our operations and our consolidated subsidiaries and affiliates.

Economic Capital Methodology

We maintain economic capital as a buffer against potential losses to a pre-defined solvency standard over a defined time horizon and confidence level. We employ various methodologies to estimate economic capital for credit risk, market risk and operational risk.

Our approach for measuring credit economic capital is based on the concept of unexpected loss. We begin with migration results of our internal ratings to estimate defaults, evaluate recoveries by collateral type for defaulted transactions, and evaluate default correlations. We then apply a management-determined confidence level to measure required capital for a one-year time horizon.

For market risk, we employ a Value at Risk, or VaR, approach for measuring economic capital. Our methodology differentiates between risk in trading books, investment risks and ALM risks, quantifying risk over different time horizons for each of these business activities as follows:

- Trading — 10 days;
- ALM — 21 or 60 days; and
- Investments — 21 to 250 days.

We measure operational risk by three different approaches.

The first method is the Advanced Measurement Approach by which we track losses according to type and the business units in which they occur, and evaluate loss distributions using our own loss data and scenario analysis. The second and third methods are the Basic Indicator Approach and the Standardized Approach, respectively, which we have developed in accordance with applicable Basel II guidelines.

Our economic capital methodology is developed and maintained by our Risk Management Division, headed by our Chief Risk Officer. Our management determines the appropriate confidence interval for our economic capital and other risk management models.

Economic Capital Allocation

On an annual basis our Board of Directors establishes overall limits on capital consumption for business groups based on available Tier I capital, with the overall aim of maintaining capital in excess of our minimum capital adequacy requirements. Management has been delegated the authority to allocate capital to individual business units within the overall limits set by the Board. Business units are then allocated market and credit risk capital based on the inherent risk and expected returns of their business or activities. Subject to the overall capital limits set by the Board, management holds the responsibility to maintain capital for operational and other risks and allocate excess capital to the business units.

Our Financial Control Division and Financial Management Division, each reporting to our Chief Financial Officer, are responsible for carrying out the process of capital allocation. Our Risk Management Division, reporting to our Chief Risk Officer, provides capital calculation methodology, monitors capital usage and reports results to our Board of Directors and our Management Committee. Each business group is responsible for conducting its operations within its allocated economic capital amount.

Credit and Market Risks

We undertake comprehensive and regular management of credit, market and other forms of risk affecting us. We apply specific analytical methodologies for each risk category to monitor and improve our risk management performance.

Credit Risk

We approach credit risk management from both a transactional level and a portfolio level. Our transactional approach consists of quantitative and qualitative assessment of each relevant transaction, including evaluating cash flow, collateral security, structure, industry consideration and determining ratings for credit customers. Our portfolio management approach focuses on managing concentrations and optimizing our risk/return profile.

The Credit Risk Management Division, under the supervision of our Chief Credit Officer, establishes and verifies the systems related to all aspects of our credit management, including borrower and facility ratings, approval authority, portfolio management, management of credit VaR, and management of rating data. The Credit Divisions, also supervised by our Chief Credit Officer, conduct credit assessments and grant approvals for credit transactions. Finally, the Credit Examination Division, which functions independently of our credit administration and decision-making processes and reports directly to our Board of Directors, uses annual on-site examinations and daily at-desk monitoring processes to rate our credit management process, including credit underwriting, monitoring, risk recognition and management, problem portfolio management credit customers, and the portfolio quality of each of our business units.

Credit Ratings. In November 2005, we adopted a new credit rating system based on the judgment of specialists. The system is based on quantitative and qualitative analyses performed by credit officers to determine the creditworthiness of credit customers. We categorize borrowers into 11 grades, of which seven loosely correspond to public debt ratings and four follow requirements of regulations such as the Financial Reconstruction Law. All credit customers are assigned a rating on at least an annual basis, or whenever changes in creditworthiness are recognized or new credit facilities are extended or altered. In rolling out this new system, we trained our credit officers and other appropriate credit management staff, developed explicit rating definitions and established the Credit Examination Division with independent examination and monitoring duties to assure consistent and accurate application of credit ratings. The Credit Examination Division has the ultimate authority to modify borrower ratings.

We have also introduced a facility rating system that measures the probability of credit recovery on an individual transaction basis. This rating reflects factors other than borrower creditworthiness, such as collateral and guarantees which may support a particular facility.

Portfolio Management. In addition to credit risk evaluation and management on an individual borrower and transaction basis, we focus on maintaining the quality of our entire credit portfolio through the use of portfolio management techniques in order to maintain an appropriately balanced overall exposure across industry and customer groups. In conducting portfolio management, we quantify the volume and character of credit risk taken by each business unit and for Aozora overall by taking into account the creditworthiness of each credit customer, aggregate exposure amounts, the extent of potential losses arising from defaults and expected corporate group or industry correlations among borrowers.

Lending Limits and Lending Ceilings. All our credit transactions are subject to restrictions under the Banking Law relating to the aggregate amount of loans that can be made to any single customer. See "Supervision and Regulation — Credit Limits and Reserves." All borrowers with credit risk are also subject to internally established lending ceilings, which are not limits but amounts over which a particular transaction exceeding a lending ceiling will require specific approval. We calculate our lending ceilings using a formula based on our Tier I capital levels and the amount of our general reserve for possible loan losses.

Market Risk

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in exchange rates, interest rates, stock prices and other market-determined price mechanisms, is inherent in all our assets and liabilities, as well as our off-balance sheet transactions.

We categorize our market risk exposure into ALM, trading and investments categories. The Asset and Liability Committee, which is chaired by our Chief Financial Officer, is the senior level review and decision-making body for our asset and liability management policies and related market position and risk management procedures and operations. The Treasury Division is responsible for our ALM operations and manages interest rate risk arising from normal banking operations and market risk associated with securities and derivatives held for ALM purposes. The Derivatives Sales Division and Structured Credit & Investment Division are responsible for trading FX/interest rate derivatives and credit derivatives, respectively. For investments, the Securities Investment Division is responsible for managing our portfolio investments in domestic or overseas government bonds and index-linked equities. The Fund Investment Division, the Real Estate Finance Division and the Structured Credit & Investment Division are responsible for our investments in hedge funds, J-REITs and individual stocks, respectively. The Investment Committee, chaired by our Chief Risk Officer, provides final authorization for individual investments, other than portfolio investments managed by the Securities Investment Division.

The Risk Management Division monitors market risks associated with our trading, ALM and investments categories through the regular measurement of market VaR and the implementation of stress test-based analytical procedures using historical volatility and correlation estimates.

The Risk Management Division also analyzes our market liquidity risk relative to market size for financial institutions and reports to our senior management on market liquidity risk. Positions are closely monitored to ensure that they do not become excessive.

VaR and BPV Analyses

Our Board of Directors considers and approves our market risk limits based in part on VaR analytical techniques which we use to quantify potential market and other risks. The VaR method estimates the potential decline in the value of a portfolio, under normal market conditions, for an assumed confidence level over a specific holding period based on category of asset. The BPV method measures the risk of changes in fair market values on a portfolio of assets and liabilities due to assumed levels of fluctuation in interest rates.

Market VaR. In calculating market VaR we use a 99% confidence level and a one-day holding period. This means, for example, that statistically our losses on trading operations may exceed the VaR measure for this asset category on one out of 100 business days.

The following table shows our market VaR risk levels, broken down into trading, ALM and investments asset categories, for the fiscal year ended March 31, 2006 and the three months ended June 30, 2006:

Market VAR by Asset Categories(1)

	Fiscal Year Ended March 31, 2006			
	Interest Rate	Foreign Exchange	Equity and Other(2)	Total
	(Billions of yen)			
Trading	¥0.1	¥0.1	¥0.0	¥0.1
ALM	1.0	0.0	1.1	1.7
Investments	0.0	0.0	3.2	3.2
Total	¥1.0	¥0.1	¥4.3	¥4.9

	Three Months Ended June 30, 2006			
	Interest Rate	Foreign Exchange	Equity and Other(2)	Total
	(Billions of yen)			
Trading	¥0.1	¥0.1	¥0.0	¥0.1
ALM	1.0	0.0	0.0	1.0
Investments	0.6	0.0	3.1	3.4
Total	¥1.5	¥0.1	¥3.2	¥4.3

Notes:

(1) The amounts indicated in the table for total market VaR do not represent the sum of the individual components due to correlations.

(2) Includes investments in equity securities, certain investment funds and other investments.

We test the validity of our market VaR model through back testing, which examines how frequently actual daily losses exceed anticipated daily market VaR levels. Our back testing of the sample data for the fiscal year ended March 31, 2006 confirmed the reliability of our market VaR model, as actual losses exceeded anticipated levels on only two of the 246 business days during that period.

Interest VaR. In calculating interest VaR on our non-trading activities we use a 99% confidence level and a one-day holding period.

The following table sets forth our weekly average interest rate VaR risk levels for our non-trading activities, broken down by quarter, for the fiscal year ended March 31, 2006 and the three months ended June 30, 2006:

Weekly Average Interest Rate VAR for Non-Trading Activities

	Average VaR
	(Billions of yen)
Fiscal Year 2005:	
April — June 2005	¥1.5
July — September 2005	1.6
October — December 2005	1.5
January — March 2006	1.4
Fiscal Year 2006:	
April — June 2006	¥1.1

BPV Interest Rate Sensitivity. We take an integrated approach to measuring interest rate risk sensitivity in our non-trading activities by incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet activities, such as swaps. In applying the BPV method we measure the risk of changes in the fair market values of our non-trading activities due to fluctuations in interest rates by an assumed 10 basis point, or 0.1%, overall change in prevailing interest rates

The following table sets forth the expected impact of a 10 basis point increase in interest rates, broken down by yen-denominated and U.S. dollar-denominated assets and liabilities, on the fair market value of our non-trading activities as of March 31, 2006 and June 30, 2006:

Impact of a 10 Basis Point Increase on Fair Market Value of Non-Trading Activities

	As of March 31, 2006	As of June 30, 2006
	(Billions of yen and millions of dollars)	
Yen	¥(0.7)	¥(0.4)
U.S. dollar	$(1.4)	$(6.0)

Stress Tests. To complement the foregoing VaR risk analysis methodologies, we also regularly conduct stress tests to assess the potential impact of volatile or dramatic market movements that could exceed our statistical estimates. We calculate and analyze potential valuation changes and losses that could arise from these events by examining such factors as fluctuations or changes in interest

rates, stock prices and exchange rates, and the potential for alteration of regular correlations among different risk categories.

Liquidity Risk

Liquidity risk is generally the risk of diminished financial position or credit standing, which in turn may make it impossible or difficult to secure funds required for normal operations or to financing or refinancing requirements in a timely manner, or by a cash flow problem arising from unanticipated maturities of liabilities or other funding needs, or by difficulties securing funds at normal rates.

Our Asset and Liability Committee is the senior review and decision-making body for our management of liquidity risk. The Asset and Liability Committee determines overall limits for liquidity risk by establishing liquidity risk limits, including liquidity crisis and liquidity warning declaration parameters, and minimum liquidity reserve levels based on a Funding Liquidity Management Policy which is updated regularly.

Our Board of Directors and other management bodies approve our basic funding liquidity plans, on an annual and monthly basis. The Financial Management Division centrally monitors liquidity risks for yen and foreign currency-denominated funds and places limits on funding gaps for specific periods. Our liquidity status is summarized and reported to the Chief Financial Officer on a daily basis.

The Financial Management Division monitors our liquidity risk profile through the following methods:

- the *Stress Scenario Analysis*, in which we calculate the maximum period that we will be able to fund our activities by utilizing only liquid assets such as our portfolio of Japanese government bonds. In this analysis, we assume no new debenture or bond issuances and the maintenance or rollover of deposits only at assumed ratios.
- the *Liquidity Gap Analysis*, in which we analyze our current and projected liquidity gap positions by term and amount of maturing assets and liabilities.

We also develop and maintain contingency funding plans for liquidity. We plan for the possibility that funding costs may increase, or funding may otherwise become difficult, due either to internal factors, such as a deterioration in our credit standing, or external factors, such as a lack of cash liquidity in the market. These plans evaluate market-based funding capacity under various possible market conditions, and specify actions and procedures to be implemented under liquidity stress conditions. Further, these plans address alternative sources of liquidity, measure the overall ability to fund our operations and define roles and responsibilities for effectively managing liquidity through a period of stress. Our current liquidity funding plan seeks to maintain a stable liquidity position to support depositors for a minimum of nine months even during a funding crisis.

Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes or systems, human error or malfeasance. Losses due to fraudulent acts of employees, failed or delayed transaction processing, and system failures are typical examples.

Process Risk. The Operations Management Division formulates administrative procedures and manuals tailored to each business function, with the aim of enhancing the reliability of routine procedures. The Division is also responsible for building an effective administration system by providing guidance on specific processes and by holding training seminars. It also analyzes our routine clerical work and reviews and implements organizational arrangements to enhance efficiency. We continuously seek to design and implement procedures to minimize human error arising in connection with administrative processes through implementation of greater automation, systemization and centralization of routine procedures.

Systems Risk. We are making strong efforts to control systems risk and have formulated a set of rules for systems risk management. The IT Management Division is responsible for implementing these rules and protecting our systems from natural disasters and other contingencies to ensure stable operations.

We have already completed a range of operational enhancements to better address our operational risks. We are upgrading our business terminals and adopted a thin client system, in which

data is stored and managed centrally in the server without being retained in the hard disk of each terminal. We have upgraded our user authentication processes and implemented a clearer separation between our systems development and systems operation functions and personnel. In our trading operations, we have taken steps to ensure that transaction execution operations and risk management personnel function independently.

Business Continuity Risk

Business continuity risk refers to the risk of potential disruption of normal business operations due to incidents or exceptional events which disrupt or adversely affect our facilities, systems, infrastructure or human resources. These may include failures of computer systems and other equipment or natural disasters such as fire, flooding, typhoons or earthquakes. Our Crisis Management Division is responsible for identifying and assessing the potential impact of various business disruption incidents or events, as well as developing the organizational capability to generate timely and effective responses.

The overall objective of our business continuity planning is to limit the incurred losses through effective planning for the continuance of critical operations and the rapid recommencement of normal business operations.

Settlement and Pre-Settlement Risk

Settlement risk arises from the timing differences that arise between the payment and receipt of funds or the payment and delivery of securities. We have established limits on settlement volumes for foreign exchange transactions by clients and have adopted a policy of reducing settlement risk exposures by utilizing netting techniques. We also manage our pre-settlement risks by seeking to reduce the time intervals between payment and receipt of funds and commitment and payment in respect of transactions.

New Products Risk

A new business or product needs prior approval from the New Business/Product Committee and the Suitability Committee. The New Business/Product Committee examines all related risks, investment costs and net profitability. The Suitability Committee ensures the suitability of the new business or products for the target customers.

Legal and Compliance Risk

Legal and compliance risk is the risk of unexpected disputes or losses under customer or vendor contracts or in connection with our loan or other assets and the risk of violating external laws, regulations or internal policies and procedures or contractual arrangements, resulting in monetary damages, damages to our regulatory relationship or damages to our reputation. Our Legal and Compliance Division is responsible for preventing or minimizing legal and compliance risks.

Master Policy. Our Master Policy for Legal and Compliance establishes the basic framework we use to evaluate and minimize risks relating to legal and compliance matters. Within this framework we have adopted written guidelines for conducting proper customer identification, monitoring account activity and reporting suspicious transactions to regulatory authorities.

Compliance Organization. The Audit and Compliance Committee, the Legal and Compliance Division and individual "Compliance Leaders" within our business and support units constitute the main elements of our compliance organization. The Audit and Compliance Committee also examines and discusses certain compliance matters, such as actions for the prevention of money laundering.

The Legal and Compliance Division plans various measures concerning compliance risk and promotes these measures through discussions with senior management. It also assigns responsibility to compliance officers specializing in specific areas to implement compliance measures for each of our business areas. Every division, department or branch has one or more designated Compliance Leader as points of contact for compliance-related matters.

Compliance Activities. We distribute a compliance program annually that outlines our current compliance-related initiatives, including compliance promotion activities such as training programs. Regular training programs include those concerning new laws and regulations such as the Law Concerning Protection of Personal Information, as well as those on important compliance issues such

as the prevention of money laundering and insider trading. Compliance materials are also incorporated directly into the training curricula for each business line. We also established a Whistle-Blower Hotline in 2000 to encourage employee reporting of possible policy or procedure violations and use direct e-mail communications on compliance issues between the Legal and Compliance Division and employees.

Legal Matters. The Legal and Compliance Division is in charge of legal affairs, including compliance with corporate and transactional laws and regulation, review of legal documentation and supervision of litigation and dispute resolution.

Internal Audit

Our Internal Audit Division examines and evaluates our risk management measures and internal controls from an independent standpoint. The Internal Audit Division reports directly to our Chairman/ CEO and also provides reports to the Audit and Compliance Committee of our Board of Directors. It is independent from other operating units and has authority to examine and evaluate operating units' risk management, internal controls, information technology systems and processes.

Our Internal Audit Division practices a risk audit approach, in which we first assess the degree of inherent risk and adequacy of risk management and internal controls within each operating unit. Based on an initial risk assessment, it generally focuses additional audit efforts on operating units with larger risks, new businesses or significant changes to organizational structure or computer systems.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed a new audit methodology. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor and Certified Information Systems Auditor. In addition, we work with our external auditors to further enhance our internal audit standards and capabilities.

Properties

We lease the space for our headquarters in Tokyo as well as our 17 branches in Tokyo, Osaka, Nagoya and selected other urban centers in Japan. We own our information technology center in Fuchu and we lease the property for our information technology center in Shiohama, both of which are located in Tokyo. We consider our leased and owned properties to be adequate for our operations.

Employees

As of March 31, 2006, Aozora had 1,359 employees and 415 temporary staff. Approximately 71% of Aozora's employees are members of a union. As of March 31, 2006, Aozora and its consolidated subsidiaries had 1,854 employees. We consider our labor relations to be good.

In April 2005, we introduced a performance-based personnel system for managers. This new system shifts the emphasis away from length of service to performance and level of responsibility as the main criteria for evaluation and determination of remuneration. We believe that this new system provides a greater level of transparency and fairness. We also developed a remuneration structure that takes into account rank and level of responsibility, including a bonus system based on performance. By doing so, we aim to create a more flexible evaluation and remuneration system that rewards professional excellence.

Implementation of the new personnel system has allowed us to clarify roles and responsibilities for each managerial rank. This step was consistent with our efforts to build an organizational structure that enables effective management of operations in each area of our business. Furthermore, in order to maximize the benefits of the new personnel system, we are continuing our efforts to provide thorough training, reallocate work assignments to target the strengths of individual employees and recruit experienced professionals. We have facilitated career development of our employees by enhancing various financial support programs for study and training, including a sponsorship system for graduate-level and other studies. We have also introduced a pre-entry program for new graduate recruits and enhanced post-entry training to encourage faster contribution and greater specialization. In addition, we laterally recruit specialists that can play a significant role in market-oriented, investment banking-related and other operations requiring a high level of expertise.

We believe our new employment system allows us to attract new talented lateral employees while maintaining and rewarding our dedicated and talented existing employees in the following ways:

- offering performance-based bonuses to encourage excellence and innovation;
- engaging in lateral hiring of highly trained and talented professionals to allow us to strengthen our professional service capabilities and expand our business offerings;
- providing training commensurate with each employee's position and responsibilities to permit the development of a broader range of skills and encourage greater specialization;
- introducing a job-posting program where employees can access different career path options within Aozora; and
- starting a Diversity Program to promote a more diversified human resources approach and to revitalize the organization.

Legal Proceedings

In March 2006, we became aware of a developing dispute brought by a former software vendor to us asserting claims for outstanding contractual payments in connection with their provision of software consulting and system customization services in the amount of approximately $400,000, as well as several other bases for potential damages. As the vendor was claiming interest, we paid the contractual payment claims of approximately $400,000 in September 2006 in order to mitigate. We have reviewed the other claims asserted and believe, on a preliminary basis, that they are without merit.

Other than the ongoing dispute described above, we are not involved in litigation, other legal proceedings or contractual disputes that we believe would individually or in the aggregate be expected to have a material adverse effect on our results of operations or financial condition.

ADDITIONAL FINANCIAL INFORMATION

Set forth below is additional financial information concerning our deposits, borrowings, loans, investments and derivatives. Unless otherwise specified, the information below is presented on a non-consolidated basis.

Deposits

The following table sets forth the mix of the corporate, individual and public deposits of Aozora on a non-consolidated basis as of March 31, 2004, 2005 and 2006 and as of June 30, 2006, but does not include negotiable certificates of deposits and deposits in Japan offshore market accounts:

	As of March 31,			As of June 30,
	2004	2005	2006	2006
	(Billions of yen)			
Corporations	¥ 612.1	¥ 421.1	¥ 727.4	¥ 638.5
Individuals	1,100.7	1,143.5	1,271.7	1,309.4
Public sector	20.6	17.2	37.4	102.6
Financial institutions	319.6	280.5	276.9	288.7
Total	¥2,053.1	¥1,862.5	¥2,313.7	¥2,339.3

The following table sets forth a breakdown of Aozora's domestic and overseas deposits, as well as Aozora's domestic negotiable certificates of deposits, on a non-consolidated basis as of the dates indicated:

	As of March 31,			As of June 30,
	2004	2005	2006	2006
	(Billions of yen)			
Liquid deposits:(1)				
Domestic	¥ 585.1	¥ 369.3	¥ 468.1	¥ 391.1
Overseas	—	—	—	—
Total	585.1	369.3	468.1	391.1
Time deposits:				
Domestic	1,450.4	1,469.7	1,818.9	1,915.1
Overseas	—	—	—	—
Total	1,450.4	1,469.7	1,818.9	1,915.1
Others:				
Domestic	11.3	11.1	8.5	6.6
Overseas	11.9	23.7	45.1	45.8
Total	23.3	34.9	53.7	52.5
Total deposits:				
Domestic	2,046.9	1,850.1	2,295.7	2,312.9
Overseas	11.9	23.7	45.1	45.8
Total	2,058.9	1,873.9	2,340.8	2,358.7
Negotiable certificates of deposit:				
Domestic	548.1	515.4	870.8	1,024.9
Overseas	—	—	—	—
Total	548.1	515.4	870.8	1,024.9
Total deposits and negotiable certificates of deposit:				
Domestic	2,595.1	2,365.6	3,166.5	3,337.8
Overseas	11.9	23.7	45.1	45.8
Total	¥2,607.0	¥2,389.4	¥3,211.7	¥3,383.6

Note:

(1) Liquid deposits consist of current deposits, ordinary deposits and deposits at notice.

The following table sets forth the average amount of, and the average rate on, the following deposit categories of Aozora (including negotiable certificates of deposit) on a non-consolidated basis for each of the fiscal years ended March 31, 2004, 2005 and 2006 and the three months ended June 30, 2005 and 2006:

	Fiscal Year Ended March 31,						Three Months Ended June 30,			
	2004		2005		2006		2005		2006	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
	(Billions of yen, except percentages)									
Liquid deposits(1):										
Domestic	¥ 481.9	0.00%	¥ 401.9	0.00%	¥ 301.5	0.00%	¥ 316.1	0.00%	¥ 331.4	0.00%
Overseas	—	—	—	—	—	—	—	—	—	—
Total	481.9	0.00	401.9	0.00	301.5	0.00	316.1	0.00	331.4	0.00
Time deposits:										
Domestic	1,559.4	0.55	1,495.5	0.52	1,532.9	0.50	1,470.1	0.53	1,793.2	0.47
Overseas	—	—	—	—	—	—	—	—	—	—
Total	1,559.4	0.55	1,495.5	0.52	1,532.9	0.50	1,470.1	0.53	1,793.2	0.47
Others:										
Domestic	2.2	0.00	2.5	0.00	1.8	0.00	1.7	0.00	2.5	0.00
Overseas	7.8	0.38	14.2	0.84	26.6	2.20	12.2	1.12	47.0	2.59
Total	10.0	0.30	16.8	0.71	28.4	2.06	13.9	0.98	49.6	2.45
Total deposits:										
Domestic	2,043.5	0.42	1,900.0	0.41	1,836.3	0.41	1,788.0	0.43	2,127.3	0.39
Overseas	7.8	0.38	14.2	0.84	26.6	2.20	12.2	1.12	47.0	2.59
Total deposits	2,051.4	0.42	1,914.3	0.41	1,862.9	0.44	1,800.2	0.44	2,174.3	0.44
Negotiable certificates of deposit:										
Domestic	593.3	0.05	544.7	0.03	642.5	0.03	605.3	0.03	899.1	0.11
Overseas	—	—	—	—	—	—	—	—	—	—
Total	593.3	0.05	544.7	0.03	642.5	0.03	605.3	0.03	899.1	0.11
Total deposits and negotiable certificates of deposit:										
Domestic	2,636.9	0.34	2,444.8	0.32	2,478.8	0.31	2,393.3	0.33	3,026.4	0.31
Overseas	7.8	0.38	14.2	0.84	26.6	2.20	12.2	1.12	47.0	2.59
Total	¥2,644.8	0.34	¥2,459.0	0.33	¥2,505.5	0.33	¥2,405.6	0.33	¥3,073.4	0.35

Note:

(1) Liquid deposits consist of current deposits, ordinary deposits and deposits at notice.

Debentures

The following table shows the respective outstanding principal amounts of debentures and discounted debentures of Aozora on a non-consolidated basis as of the dates indicated:

	As of March 31,			As of June 30, 2006
	2004	2005	2006	
	(Billions of yen)			
Aozora debentures	¥1,007.7	¥811.1	¥1,028.3	¥1,125.2
Discounted Aozora debentures	51.2	40.8	36.0	31.5
Total	¥1,058.9	¥851.9	¥1,064.3	¥1,156.7

Note: Debentures do not include debenture subscriptions.

The following table shows the respective average outstanding principal amounts (based on daily averages) of debentures and discounted debentures of Aozora on a non-consolidated basis for each of the three fiscal years ended March 31, 2006 and the three months ended June 30, 2005 and 2006:

	Fiscal Year Ended March 31,			Three Months Ended June 30,	
	2004	2005	2006	2005	2006
	(Billions of yen)				
Aozora debentures	¥1,092.6	¥883.7	¥813.1	¥778.7	¥1,068.7
Discounted Aozora debentures	66.3	45.1	39.4	40.7	34.3
Total	¥1,159.0	¥928.9	¥852.6	¥819.4	¥1,103.0

Note: Debentures do not include debenture subscriptions.

Corporate Bonds

The following table shows the respective outstanding principal amounts of Aozora's corporate bonds on a non-consolidated basis as of the dates indicated:

	As of March 31,			As of June 30, 2006
	2004	2005	2006	
	(Billions of yen)			
Corporate bonds	¥ —	¥ —	¥ —	¥ 100.0
Subordinated bonds	—	—	—	—
Total	¥ —	¥ —	¥ —	¥ 100.0

Lending

The following table provides information concerning Aozora's domestic lending to small and medium-sized enterprises on a non-consolidated basis as of the dates indicated, but does not include loans in Japan offshore market accounts:

	As of March 31,			As of June 30, 2006
	2004	2005	2006	
	(Billions of yen, except percentages)			
Total domestic loans (A)	¥2,932.2	¥2,567.7	¥2,999.7	¥3,201.1
Individuals	26.9	26.4	34.3	43.3
Small and medium-sized enterprises	989.0	1,021.1	1,355.2	1,552.6
Small and medium-sized enterprises and others (B)(1)	1,015.9	1,047.5	1,389.5	1,595.9
Ratio (B/A)	34.6%	40.8%	46.3%	49.9%

Note:

(1) Generally, banks in Japan disclose small and medium enterprise lending based on figures for loans to "small and medium-sized enterprises and others," which includes loans to individuals as well as loans to small and medium-sized enterprises. Small and medium-sized enterprises are defined as companies that have (a) capital of not more than ¥300 million (or ¥100 million in the case of companies in the wholesale businesses and ¥50 million in the case of companies in the retail or service industries), or (b) no more than 300 full-time employees (or 100 employees for companies in the wholesale business, 50 employees for those in the retail business, and 100 employees for those in the service industry).

The following chart and table set forth the average outstanding principal amount of Aozora's loans and bills discounted on a non-consolidated basis for the three months ended June 30, 2006, broken down by the aggregate amount of loans and bills discounted that each borrower had outstanding from Aozora as of June 30, 2006, as well as the number of borrowers and the weighted average of the Aozora credit ratings in each range of amounts outstanding as of June 30, 2006, broken down by the aggregate amount of loans and bills discounted that each borrower had outstanding from Aozora as of June 30, 2006:

Average Outstanding Principal Amount and Weighted Average Aozora Obligor Rating


(Billions of yen)
(credit rating)
24
20
16
12
8
4
0
1
2
3
4
5
6
7
Average Outstanding Principal Amount
Weighted Average Credit Rating
(Billions of yen)
Borrower's Amount Outstanding
<0.1
0.1-0.5
0.5-1
1-2
2-5
5-10
>10
Number of Borrowers
2,424
748
292
192
186
75
63

Aggregate Amount of Loans and Bills Discounted of Each Borrower	Number of Borrowers	Average Outstanding Principal Amount	Weighted Average Credit Rating
		(Billions of yen)	
Less than or equal to ¥0.1 billion	2,424	¥0.0	5.9
Greater than ¥0.1 billion, but less than or equal to ¥0.5 billion	748	0.2	6.2
Greater than ¥0.5 billion, but less than or equal to ¥1 billion	292	0.7	5.9
Greater than ¥1 billion, but less than or equal to ¥2 billion	192	1.4	5.9
Greater than ¥2 billion, but less than or equal to ¥5 billion	186	3.1	5.4
Greater than ¥5 billion, but less than or equal to ¥10 billion	75	7.1	5.3
Greater than ¥10 billion	63	21.5	4.0
Total	3,980	¥0.8	4.9

The following chart and table set forth the outstanding principal amount of Aozora's loans and bills discounted on a non-consolidated basis, broken down by type of interest rate, as of June 30, 2006:

Outstanding Principal Amount by Type of Interest Rate


(Billions of yen)
2,000
1,500
1,000
500
0
798.0
1,157.4
1,271.1
Fixed (More than one year)
Floating (More than one year)
One year or less

Type of Interest Rate	Outstanding Principal Amount	Percentage of Total
	(Billions of yen)	
Fixed interest, with maturity of more than one year	¥ 798.0	24.7%
Floating interest, with maturity of more than one year	1,157.4	35.9
Maturity of one year or less	1,271.1	39.4
Total	¥3,226.5	100.0%

The following chart and table set forth the outstanding principal amount of Aozora's loans and bills discounted on a non-consolidated basis, broken down by the residual period on the loans and bills discounted, as of June 30, 2006:

Outstanding Principal Amount by Residual Period



(Billions of yen)
2,000
1,500
1,000
500
0
1,271.1
825.1
723.6
201.0
205.1
≤1
1-3
3-5
5-7
>7
(years)

Residual Period	Outstanding Principal Amount (Billions of yen)	Percentage of Total
Less than 1 year	¥1,271.1	39.4%
1-3 years	825.1	25.6
3-5 years	723.6	22.4
5-7 years	201.0	6.2
Over 7 years	205.1	6.4
Indefinite period	0.4	0.0
Total	¥3,226.5	100.0%

The following chart and table set forth the outstanding principal amount of Aozora's loans and bills discounted on a non-consolidated basis, broken down by the aggregate amount of loans and bills discounted that each borrower had outstanding from Aozora, as of June 30, 2006:


Aggregate Outstanding Principal Amount and
Weighted Average Aozora Credit Rating


(Billions of yen)
(credit rating)
1,500
1,250
1,000
750
500
250
0
1
2
3
4
5
6
7
Aggregate Outstanding Principal Amount
Weighted Average Credit Rating
Borrower's Amount Outstanding
(Billions of yen)
<0.1
0.1-0.5
0.5-1
1-2
2-5
5-10
>10

Aggregate Amount of Loans and Bills Discounted of Each Borrower	Aggregate Outstanding Principal Amount	Weighted Average Credit Rating
	(Billions of yen)	
Less than or equal to ¥0.1 billion	¥ 51.0	5.9
Greater than ¥0.1 billion, but less than or equal to ¥0.5 billion	194.1	6.2
Greater than ¥0.5 billion, but less than or equal to ¥1 billion	214.1	5.9
Greater than ¥1 billion, but less than or equal to ¥2 billion	279.6	5.9
Greater than ¥2 billion, but less than or equal to ¥5 billion	591.1	5.4
Greater than ¥5 billion, but less than or equal to ¥10 billion	539.5	5.3
Greater than ¥10 billion	1,356.7	4.0
Total	¥3,226.5	4.9

The following table sets forth the loans outstanding (including bills discounted) of Aozora on a non-consolidated basis classified by type of collateral as of the dates indicated:

Loans Outstanding by Collateral Type (non-consolidated)

	As of March 31,			As of June 30, 2006
	2004	2005	2006	
	(Billions of yen)			
Securities	¥ 31.4	¥ 61.1	¥ 202.9	¥ 246.8
Claims	564.4	516.9	562.8	652.5
Merchandise	0.0	—	0.7	0.7
Land and buildings	643.0	576.5	540.5	563.0
Factories	1.2	1.0	1.2	1.2
Foundations	200.0	178.0	161.2	160.7
Vessels	27.5	34.4	45.5	52.9
Others	782.2	632.8	813.3	846.8
Total	2,249.8	2,000.9	2,328.6	2,524.9
Guarantees	173.3	132.2	132.8	125.3
Credits	546.5	472.1	563.9	576.2
Total	¥2,969.7	¥2,605.3	¥3,025.3	¥3,226.5

Note: Items include collateral in which Aozora has a third-party perfected security interest.

Investment Portfolio

The following table sets forth the composition of our portfolio of available-for-sale and held-to-maturity securities on a consolidated basis, but excluding securities held for trading purposes and investments in unconsolidated subsidiaries and affiliates, as of the dates indicated:

Securities (consolidated)

	As of March 31,			As of June 30, 2006
	2004	2005	2006	
	(Billions of yen)			
Japanese national government bonds	¥ 728.6	¥ 538.2	¥ 732.1	¥ 872.0
Japanese local government bonds	4.2	5.9	3.3	3.4
Japanese corporate bonds	65.4	66.0	75.4	74.9
Japanese stocks	1.6	1.3	40.6	40.6
Other(1)	164.9	517.0	776.5	770.0
Total	¥ 964.9	¥1,128.6	¥1,628.1	¥1,761.0

Note:

(1) Other includes foreign bonds and other items which were reported at fair value.

The following table sets forth the cost for, fair value of, and unrealized gains and losses on, our available-for-sale and held-to-maturity securities on a consolidated basis as of March 31, 2004, 2005 and 2006, as well as June 30, 2006:

Unrealized Gains and Losses on Securities (consolidated)

	As of March 31, 2004				
	Cost	Fair Value	Net Unrealized Gain (Loss)	Unrealized Gains	Unrealized Losses
			(Billions of yen)		
Available-for-sale:					
Japanese national government bonds	¥728.8	¥728.6	¥(0.2)	¥0.0	¥0.2
Japanese local government bonds	3.7	3.7	0.0	0.0	0.0
Japanese corporate bonds	30.3	30.8	0.5	0.6	0.0
Japanese stocks	0.0	0.0	0.0	0.0	—
Other(1)	51.2	56.6	5.3	5.5	0.1
Held-to-maturity:					
Japanese national government bonds	0.0	0.0	0.0	0.0	—
Total	¥814.2	¥819.9	¥5.7	¥6.2	¥0.5

	As of March 31, 2005				
	Cost	Fair Value	Net Unrealized Gain (Loss)	Unrealized Gains	Unrealized Losses
			(Billions of yen)		
Available-for-sale:					
Japanese national government bonds	¥538.1	¥538.1	¥0.0	¥0.1	¥0.0
Japanese local government bonds	5.4	5.4	0.0	0.0	0.0
Japanese corporate bonds	12.8	12.9	0.1	0.1	0.0
Japanese stocks	—	—	—	—	—
Other(1)(2)	280.5	283.4	2.9	5.4	2.5
Held-to-maturity:					
Japanese national government bonds	0.0	0.0	0.0	0.0	—
Total	¥836.8	¥840.1	¥3.2	¥5.8	¥2.6

	As of March 31, 2006				
	Cost	Fair Value	Net Unrealized Gain (Loss)	Unrealized Gains	Unrealized Losses
			(Billions of yen)		
Available-for-sale:					
Japanese national government bonds	¥ 739.4	¥ 732.0	¥(7.3)	¥ 0.0	¥ 7.3
Japanese local government bonds	2.9	2.9	(0.0)	0.0	0.0
Japanese corporate bonds	7.6	7.7	0.0	0.0	0.0
Japanese stocks	1.7	3.4	1.6	1.6	—
Other(1)(2)	467.0	472.0	4.9	13.3	8.4
Held-to-maturity:					
Japanese national government bonds	0.0	0.0	(0.0)	—	0.0
Total	¥1,218.8	¥1,218.2	¥(0.6)	¥15.1	¥15.8

	As of June 30, 2006				
	Acquisition Cost	Book Value	Net Unrealized Gain (Loss)	Unrealized Gains	Unrealized Losses
			(Billions of yen)		
Available-for-sale:					
Japanese national government bonds	¥ 878.4	¥ 871.9	¥(6.5)	¥0.0	¥ 6.5
Japanese local government bonds	3.0	2.9	(0.0)	0.0	0.0
Japanese corporate bonds	7.6	7.6	0.0	0.0	0.0
Japanese stocks	1.7	3.4	1.6	1.6	—
Other(1)(2)	459.8	455.2	(4.6)	6.2	10.9
Held-to-maturity:					
Japanese national government bonds	0.0	0.0	(0.0)	—	0.0
Total	¥1,350.8	¥1,341.3	¥(9.5)	¥8.0	¥17.5

Notes:

(1) Other includes foreign bonds and other items which were reported at fair value.

(2) As for investments in partnerships classified as securities in the consolidated balance sheets, the amounts of marketable available-for-sale securities attributable to such interests in the partnerships are included in "other."

Trading Securities

The following table sets forth information on our trading securities on a consolidated basis as of the dates indicated:

	As of March 31,			As of June 30, 2006
	2004	2005	2006	
	(Billions of yen)			
Carrying value	¥402.4	¥328.1	¥138.7	¥147.6
Valuation gain (loss)	(0.5)	3.4	15.0	15.7

Note:

Trading securities include commercial paper which were classified as trading assets.

Derivatives

The following is a summary of the credit risk equivalent amounts of our derivatives as of the dates indicated, on a consolidated basis:

	As of March 31,		
	2004	2005	2006
	(Billions of yen)		
Currency related transactions	¥ 44.5	¥ 51.1	¥ 57.7
Interest rate related transactions	122.4	153.2	169.8
Credit derivatives	19.3	41.6	29.1
Netting effect	(81.5)	(102.1)	(111.9)
Total	¥104.7	¥143.8	¥144.8

Note:

Amounts were computed according to capital adequacy guidelines set by the FSA. The current exposure method was used in computing the credit equivalent amount.

MANAGEMENT

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a Board of Directors consisting of no more than thirty members and provide for no more than five corporate auditors. All directors and corporate auditors are elected by our shareholders at a general meeting of shareholders. The term of office for directors is one year, and the term of office for corporate auditors is four years, but directors and corporate auditors may serve any number of consecutive terms. Our Board of Directors may elect, from among its members, a Chairman, a President, one or more Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors. Our Board of Directors also elects one or more Representative Directors from among its members. Each of the Representative Directors has the authority to represent us in the conduct of our affairs. Our current Representative Directors are Michael E. Rossi, Hirokazu Mizukami and Kimikazu Noumi.

Although we are not organized as a "Company with Committees" under the Company Law of Japan, our Board of Directors is assisted by a Nomination and Remuneration Committee, an Audit and Compliance Committee and a Special Audit Committee. The Nomination and Remuneration Committee, which is currently comprised of several non-executive directors and our Chairman, approves nominations of candidates for our Board of Directors and reviews the compensation of directors and senior managing executive officers. The Audit and Compliance Committee, which is solely comprised of non-executive directors, has oversight responsibility for the internal audit, credit examination, compliance, financial reporting and external audit functions. The Special Audit Committee, which is comprised of certain non-executive directors and our corporate auditors, reviews all the transactions designated by the regulation of the Special Audit Committee to be entered into with designated related parties, which currently includes Cerberus NCB Acquisition, L.P. and its affiliates.

Our corporate auditors are not required to be certified public accountants, although currently some of them are. Our corporate auditors may not at the same time be directors, officers or employees of Aozora or any of its subsidiaries, and at least one-half of them must be persons who have never been a director, officer or employee of Aozora or any of its subsidiaries at any time prior to their election as a corporate auditor. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports and to prepare an audit report. They are obligated to participate in meetings of our Board of Directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote.

The corporate auditors form our board of corporate auditors. Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors each year. A corporate auditor may note his opinion in the audit report if his opinion expressed in his audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. Our board of corporate auditors must establish the audit principles, the method of examination by the corporate auditors of our affairs and assets and any other matters relating to the performance of the corporate auditors' duties.

We are required to appoint and have appointed independent auditors, who have the statutory duties of examining the financial statements to be submitted to the shareholders by directors. The independent auditors also audit the financial statements included in the securities reports, which are publicly available, we must file with the director of the relevant Local Finance Bureau. Deloitte Touche Tohmatsu, a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein, acts as our independent auditors.

Our Board of Directors, the majority of which are non-executive members, includes directors with a range of banking and regulatory experience from Japan and overseas. Working with senior management, they help to set our overall strategy and to evaluate opportunities for future growth.

Our senior management team, which sets our overall strategy and oversees day-to-day operations, comprises highly experienced executives from major international financial institutions and seasoned professionals from Japan's financial services industry. Our Chairman and Chief Executive Officer, Michael E. Rossi, is a former Vice Chairman of Bank of America, our President, Hirokazu Mizukami, has over three decades of experience with The Sumitomo Trust and Banking Company, Limited, and our Vice Chairman, Kimikazu Noumi, is a former Senior Managing Director of The Norinchukin Bank.

The employment of our executive officers is subject to on-going review by our Board of Directors. Following completion of the global offering, we expect to undertake during the remainder of the current

fiscal year a full review of our succession planning for members of senior management, including the Chairman and Chief Executive Officer and other positions. This review may result in changes to our senior management team.

Our shareholders elect our directors at least annually at an ordinary general meeting of shareholders. Our next ordinary general meeting of shareholders is scheduled for June 2007. However, interim changes in director positions could take place in connection with senior management changes or other events.

Directors and Corporate Auditors

The table below sets forth Aozora's directors and corporate auditors:

Name(1)	Title	Director or Corporate Auditor Since
Michael E. Rossi(2)(3)	Director, Chairman of the Board, Chief Executive Officer	June 2004
Hirokazu Mizukami(2)	Director, President, Chief Operating Officer	December 2003
Kimikazu Noumi(2)	Director, Vice Chairman	June 2006
Lee Millstein(2)	Director	June 2006
Yoshihiko Miyauchi(3)	Director	September 2000
James Danforth Quayle(3)	Director	September 2000
Frank W. Bruno	Director	June 2004
Yoichiro Iwama(3)(5)	Director	June 2004
Pieter Korteweg(5)	Director	June 2004
Lawrence B. Lindsey	Director	June 2004
John L. Steffens(4)	Director	June 2004
Kiyoshi Tsugawa(5)	Director	June 2004
Marius J.L. Jonkhart(5)	Director	February 2006
Tadaaki Satoyoshi(4)	Corporate Auditor	June 2006
Mitch R. Fulscher(4)	Corporate Auditor	June 2004
Akira Tachimoto(4)	Corporate Auditor	June 2004

Notes:

(1) All directors other than Messrs. Rossi, Mizukami, Noumi and Millstein are non-executive directors as stipulated in Article 2, Item 15 of the Company Law of Japan.

(2) Serving concurrently as an executive officer.

(3) Member of the Nomination and Remuneration Committee. Mr. Miyauchi is the Chairman of the Committee.

(4) Member of the Special Audit Committee. Mr. Steffens is the Chairman of the Committee.

(5) Member of the Audit and Compliance Committee. Mr. Jonkhart is the Chairman of the Committee.

Michael E. Rossi, 62, joined as Director in June 2004 and was appointed Chairman and Chief Executive Officer, or CEO, in February 2005. He has nearly 40 years of banking experience and throughout his career has held positions at Citibank, Wells Fargo and Bank of America. At Bank of America, Mr. Rossi served in a series of positions, including Senior Vice President, Executive Vice President of Commercial and Private Banking, Executive Vice President of the Asia Division, Executive Vice President and Senior Credit Officer of the World Banking Group, Vice Chairman and Senior Credit Officer and finally as Vice Chairman in charge of commercial banking, global private banking, commercial and corporate real estate, international trade banking, Bank of America Business credit, cash management, Continental Bank, and corporate and personal trust. Mr. Rossi has held executive or director positions in a variety of other community, academic and philanthropic organizations, including the Special Olympics Northern California (Chairman), the San Francisco Opera, American Diabetic Association (Chairman), Life Savers (Chairman) and the Urban League. He also served as President of the Banker's Association of Foreign Trade, Chairman of the Monterey Institute of International Studies and has served as a trustee of both Thunderbird (the Garvin School of International Management) and Claremont Graduate University. Professionally he has served on a number of boards including Del Webb Corporation, Pulte Home Manufacturers, Southern Pacific Resources and the Shorenstein Advisory Council.

Hirokazu Mizukami, 59, joined as our Advisor in November 2003 and was appointed Director, President and Chief Operating Officer, or COO, in December 2003. He began his career at The Sumitomo Trust and Banking Company, Limited in 1970, and served in a series of positions, including as Manager of the Singapore and New York Branches, President of Sumitomo Trust USA, General Manager of the London Branch, Director and Head of the Americas and General Manager of the New York Branch and Nassau office, Managing Director and Managing Executive Officer, and finally as Director and Managing Executive Officer. Mr. Mizukami has over 30 years of experience in the Japanese and international financial industry, including seven in the areas of global credit and investments. He has served as a global account officer for numerous Japanese corporate clients and has experience in managing overseas investor relations.

Kimikazu Noumi, 60, joined as Director and Vice Chairman in June 2006. He was previously President of Norinchukin Zenkyoren Asset Management Co., Ltd. from 2004 to 2006. Prior to that, he was affiliated with Norinchukin Bank, beginning in 1969, where he served in a series of positions, including General Manager of the New York Branch, Manager of the International Finance Division, Manager of the Securities Investment Division, Managing Director and finally as Senior Managing Director. Mr. Noumi has over 30 years of experience in the Japanese and international investment markets.

Lee Millstein, 36, became Director in June 2006. He became Head of the Corporate and Investment Banking Group in September 2005 after joining Aozora Bank as Senior Managing Executive Officer and Chief Credit Officer in April 2004 and becoming Head of the Investment Banking Group in February 2005. Prior to joining Aozora, he worked at Morgan Stanley from 1994 to 2004 in a series of positions, most recently acting as Managing Director of Morgan Stanley Japan, as head of the high yield and distressed debt businesses in Japan and Asia-Pacific.

Yoshihiko Miyauchi, 71, became Director in September 2000. He began his career at Nichimen & Co., Ltd., which is currently Sojitz Corporation, before moving to Orient Leasing Co., Ltd., the predecessor of ORIX Corporation. Mr. Miyauchi served as President of ORIX Corporation for 20 years until he assumed his current role as Chairman and CEO of ORIX Corporation in April 2000. He holds additional directorships on the boards of several Japanese companies, including SHOWA SHELL SEKIYU K.K., Sony Corporation, DAIKYO INCORPORATED, Sojitz Corporation, and ACCESS Co., Ltd. Mr. Miyauchi received a Masters of Business Administration degree from the University of Washington in 1960.

James Danforth Quayle, 59, became Director in September 2000. He is Chairman of Cerberus Global Investment Advisors, LLC. Mr. Quayle was elected to the U.S. House of Representatives in 1977 and the U.S. Senate in 1981. He served as the 44th Vice President of the United States under President George H. W. Bush from 1989 to 1993.

Frank W. Bruno, 41, became Director in June 2004. He is President of Cerberus Global Investment Advisors, LLC. Mr. Bruno joined Cerberus Japan K.K. as Managing Director in 1998 and was appointed President of Cerberus Japan K.K. in 1999. Prior to that he held positions in the Distressed Products Group at Merrill Lynch in both New York and Tokyo, as well as at Weber Management Consultants, Tiffany & Co., and the New York office of the Bank of Tokyo.

Yoichiro Iwama, 63, became Director in June 2004. He is currently Director and President of Tokio Marine Asset Management, Advisor to Tokio Marine & Nichido Fire Insurance Co., Ltd., and Director and Counselor to Tokio Marine Capital Co., Ltd. Mr. Iwama has been affiliated with the Tokio Marine Group since 1967 and served in a series of positions, including Director and General Manager of the Global Investment Department, Managing Director and General Manager of the Chubu-Hokuriku Division, Managing Director of the Investment and Financial Services Division, and Senior Managing Director. He is also a Member of the Advisory Committee of RHJ International.

Pieter Korteweg, 64, became Director in June 2004. He serves in various positions at numerous organizations, including as Chairman of the Supervisory Board of a number of Cerberus companies in the Netherlands, consultant to, and Vice Chairman of Cerberus Global Investment Advisors, LLC, Member of the Supervisory Board of DaimlerChrysler Nederland B.V., Executive Board Member of the Netherlands Antilles Development Fund and Chairman of Aercap B.V., a Cerberus portfolio company. He previously served as Chairman of the Supervisory Board of the Netherlands Pensions and Insurance Supervisory Authority and as Chairman of the Supervisory Board to the Dutch Central Bureau of Statistics. From 2002 to 2004, he was Vice Chairman of the Supervisory Board of

De Nederlandsche Bank N.V. Mr. Korteweg was Treasurer-General of the Netherlands Ministry of Finance from 1981 to 1986. He was also a professor of monetary economics at Erasmus University, and served as President and CEO of Robeco Group from 1987 to 2002.

Lawrence B. Lindsey, 52, became Director in June 2004. Mr. Lindsey was Assistant to President George W. Bush for Economic Policy and Director of the National Economic Council at the White House between 2001 and 2002. He served as a Member of the Board of Governors of the Federal Reserve System from 1991 to 1997 and served as Chief Economic Advisor to President George W. Bush during the 2000 presidential campaign. He was previously a professor of economics at Harvard University. Mr. Lindsey also served on the Council of Economic Advisors during the Reagan Administration, where he was Senior Staff Economist for Tax Policy. In 2003, he formed The Lindsey Group in Fairfax, Virginia where he is President and CEO. The Lindsey Group provides consulting services to a broad range of clients, including consulting services for affiliates of our principal shareholder for which it receives customary compensation.

John L. Steffens, 65, became Director in June 2004. He also serves as Representative Director of Spring Mountain Capital L.P., which he founded in 2001. In addition, Mr. Steffens is the sole managing member of the General Partner and the Founder and Managing Director of Spring Mountain Capital, LLC. Prior to founding Spring Mountain Capital L.P., Mr. Steffens spent 38 years at Merrill Lynch & Co., Inc., where he held numerous senior management positions, including President of Merrill Lynch Consumer Markets (which was later named the Private Client Group) from July 1985 until April 1997, and both Vice Chairman of Merrill Lynch & Co., Inc. (the parent company) and Chairman of its U.S. Private Client Group from April 1997 until July 2001. Mr. Steffens served on the board of directors of Merrill Lynch & Co., Inc. from April 1986 until July 2001. He also served as a member of the board of directors of Merrill Lynch Ventures, LLC (a private equity fund for key employees). Mr. Steffens has served as Chairman of the Securities Industry Association, as a Trustee of the Committee for Economic Development and is currently National Chairman of the Alliance for Aging Research. He graduated from Dartmouth University in 1963 with a B.A. degree in Economics. He also attended the Advanced Management Program of the Harvard Business School in 1979.

Kiyoshi Tsugawa, 72, became Director in June 2004. He began his career with the Bank of Tokyo after receiving a degree from the Faculty of Law at the University of Tokyo in 1956. He served in a series of positions at the Bank of Tokyo, including General Manager of the Milan office, President and CEO of Bank of Tokyo International in London, General Manager of the International Investment Division, and Board Member and General Manager of the Capital Market Division No. 1. Mr. Tsugawa was Chairman and President of S.G. Warburg Securities Japan from 1987 to 1995. In 1995, he was appointed Chairman of Lehman Brothers Japan and in 2004 became Executive Advisor and a Member of its Advisory Board. He was also Chairman of Aramark Asia Management LLC and Director of Aim Services Co., Ltd., a subsidiary of Aramark Corporation.

Marius J.L. Jonkhart, 56, became Director in February 2006. He is currently also Chairman and CEO of NOB Holdings N.V. and Chairman of Ruimte voor Ruimte Beheer B.V. Mr. Jonkhart is an advisor to Cerberus Global Investment Advisors, LLC and he also serves as a Member of the Supervisory Board of Connexxion Holdings N.V., Corus Nederland N.V., and Staatsbosbeheer N.V. and serves as a non-executive director of AerCap B.V., a Cerberus portfolio company. Mr. Jonkhart was previously Director of the Domestic Monetary Affairs of the Netherlands Ministry of Finance, Professor of Finance at Erasmus University, CEO of De Nationale Investerings Bank N.V. and Supervisory Director of De Nederlandsche Bank N.V.

Tadaaki Satoyoshi, 60, became Executive Officer of the Legal and Compliance Division in September 2000 and was appointed Corporate Auditor in June 2006. He joined Mitsui Bank in 1970 and from 1981 was based in its New York branch office. In 1985, he was appointed as Senior Vice President of Mitsui Bank in its New York branch office. Mr. Satoyoshi returned to the Capital Markets Division of Mitsui Bank in Tokyo in 1987. In 1996, he was appointed General Manager of the Risk Management Division at Sakura Bank, a predecessor to Sumitomo Mitsui Financial Group.

Mitch R. Fulscher, 65, became Corporate Auditor in June 2004. He was formerly a Managing Director at Arthur Andersen in Japan and Asia from 1986 to 1991. He served as a U.S. GAAP expert at Asahi & Co. (presently KPMG AZSA & Co.) from 1997 to 2002. In 2003 he was appointed an advisor for Protiviti Japan. Mr. Fulscher has served as appointed representative of Melamed & Associates Japan from 2002 to the present and he has been corporate auditor of Showa Jisho from 2005 to the present.

Akira Tachimoto, 68, became Corporate Auditor in June 2004. He joined Asahi & Co. (presently KPMG AZSA & Co.) as a representative partner in 1995, where he was appointed general manager of Division VII in 2002, general manager of the Corporate Revitalization Division in 2003 and advisor in 2004. He has been an advisor for Heisei Accounting since July 2005 and a member of the management committee of the National Federation of Agricultural Co-operative Associations since July 2005.

Executive Officers

The table below sets forth Aozora's executive officers:

Name	Title
Michael E. Rossi	Chairman, Chief Executive Officer
Hirokazu Mizukami	President, Chief Operating Officer
Kimikazu Noumi	Vice Chairman
Lee Millstein	Senior Managing Executive Officer, Head of the Corporate and Investment Banking Group
Yuji Inagaki	Senior Managing Executive Officer, Chief Marketing Officer
Izumi Ogura	Senior Managing Executive Officer, Head of the Financial Markets Group, Head of Internet Business
David Hackett	Senior Managing Executive Officer, Chief Financial Officer
William Chute	Senior Managing Executive Officer, Chief Technology Officer
Takeyoshi Morikawa	Senior Managing Executive Officer, Head of Retail Banking Group
Hiroshi Jinno	Senior Managing Executive Officer, Head of the Financial Institutions Group
Carlos A. Erchuck	Senior Managing Executive Officer, Chief Risk Officer
Katsutoshi Ishida	Senior Managing Executive Officer, Chief Credit Officer
Hirokazu Takino	Managing Executive Officer
Ryoichi Kawai	Executive Officer
Shinsuke Baba	Executive Officer
Hiromi Watanabe	Executive Officer
Peter Fowler	Executive Officer
Tadashi Umino	Executive Officer
Tetsuo Matsui	Executive Officer

Below is a brief biography of each executive officer who is not also a director:

Yuji Inagaki, 55, joined Nippon Fudosan Bank, the predecessor of Aozora, in 1974. He is currently Senior Managing Executive Officer and Chief Marketing Officer of Aozora. He previously held positions as General Manager of the International Business Planning Division, Banking Headquarters Division and Marketing Division, as well as Executive Officer in charge of corporate planning, and Senior Managing Executive Officer of the Special Finance and Corporate Finance Groups. Mr. Inagaki has experience in derivative financial products, capital markets, and leveraged buyout transactions.

Izumi Ogura, 53, joined Aozora in September 2000. He is currently Senior Managing Executive Officer, Head of the Financial Markets Group. Before joining Aozora, Mr. Ogura worked for Dresdner Bank AG Tokyo as a Branch Manager. He started his career at the Bank of Japan in the Money Market Operations Department and the International Department. Mr. Ogura's current areas of responsibility at Aozora encompass various business products, including ALM, money market products, securities investments, trading, marketing and sales of foreign exchange and derivatives products, and internet-related business.

David Hackett, 44, joined Aozora as Chief Financial Officer, or CFO, in March 2004. He is currently Senior Managing Executive Officer, Chairman of the Asset and Liability Committee and a member of the Strategic Planning Steering Committee. As CFO, Mr. Hackett is responsible for the Financial Control Division, which oversees financial, management and tax accounting, as well as reporting and control. He also supervises the Financial Management Division, which is responsible for asset and liability management, corporate communications and strategic planning, as well as the Financial Systems Division. Prior to joining Aozora, Mr. Hackett was affiliated with Nikko Citigroup Limited, most

recently as a Managing Director. He has worked for Citigroup, UBS and Deutsche Bank and qualified as a Chartered Accountant in Australia with Touche Ross & Co.

William Chute, 47, joined Aozora in April 2004 and is currently Chief Technology Officer, or CTO, Senior Managing Executive Officer and a member of the Strategic Planning Steering Committee. As CTO, Mr. Chute is responsible for all of Aozora's technology systems, business operations and facilities, as well as those of its subsidiaries. Mr. Chute joined Salomon Brothers Asia, Ltd., a predecessor of Nikko Citigroup, in 1988, and was Chief Information Officer and Managing Director of Nikko Citigroup from 2001 to 2004.

Takeyoshi Morikawa, 52, joined Nippon Fudosan Bank, the predecessor of Aozora, in 1977. He is currently Senior Managing Executive Officer and the Head of Retail Banking. As Head of Retail Banking, Mr. Morikawa is responsible for the Retail Operation and Technology Division, the Retail Products and Marketing Division, the Wealth Management Division, and the retail business line of branch offices. His previous positions within Aozora include General Manager of the Corporate Planning Division, General Manager of the Hiroshima Branch, General Manager of the Retail Marketing Division, and Executive Officer and General Manager of the Retail Planning Division.

Hiroshi Jinno, 46, joined Aozora in April 2005 and is currently Senior Managing Executive Officer and Head of the Financial Institutions Group. Within the Financial Institutions Group, Mr. Jinno is responsible for financial institutions sales, as well as capital markets, asset management and securities transactions. He has over 15 years of experience in investment banking and private equity, and was previously Managing Director at J.P. Morgan Partners Asia Pte., Ltd., focusing on buyout and corporate restructuring transactions. Mr. Jinno has also worked at Morgan Stanley in Tokyo and Goldman Sachs in New York and Tokyo, where he was involved in corporate finance, M&A, capital markets, corporate restructuring and non-performing loan transactions.

Carlos A. Erchuck, 50, joined Aozora in December 2004. He became a Senior Managing Executive Officer in July 2005 and Chief Risk Officer in September 2005. His previous positions include head of the Operations Research & Econometrics Department and Technical Advisor to the Chairman of TEXACO Europe in London, head of the Modeling and Financial Engineering Group for Bank of America's European headquarters in London, and Executive Director and Senior Credit Risk Officer for the Asia Pacific Region of the Credit Risk Management division of UBS AG Tokyo.

Katsutoshi Ishida, 57, joined Nippon Fudosan Bank, the predecessor of Aozora, in April 1973. He became Chief Credit Officer and Senior Managing Executive Officer in September 2005 after heading the Credit Division for many years. As Chief Credit Officer, Mr. Ishida has credit approval authority and is responsible for the general credit risk management of Aozora, including credit policy management, portfolio analysis management, collateral appraisal, non-performing loan collection and portfolio adjustments. His previous positions include General Manager of the Shibuya and Hiroshima branches for Nippon Credit Bank, as well as Executive Officer and General Manager of the Credit Division of Aozora Bank. Mr. Ishida also previously served as the head of the Credit Group in New York for Nippon Credit Bank where he oversaw private high-yield loans in the United States. He serves as Chairman of Credit Committee of Aozora as well as Aozora Investment Management Limited.

Hirokazu Takino, 52, joined Nippon Fudosan Bank, the predecessor of Aozora, in April 1977. He became Executive Officer in April 2001, Managing Executive Officer in May 2004 and General Manager of the Operations Planning Division in September 2005. He is currently also Deputy Chief Technology Officer and Chairman of Aozora Information Systems Co., Ltd. He previously served at Aozora as General Manager of the Financial Control Division, Executive Officer of the Financial Control, Financial Management, Corporate Planning and Human Resources Divisions, Deputy Chief Financial Officer and Managing Executive Officer.

Ryoichi Kawai, 56, joined Nippon Fudosan Bank, the predecessor of Aozora, in April 1974. He became Executive Officer in June 1998 and General Manager of the Risk Management Division in September 2005. His previous positions include Manager of Aozora Asia Pacific Limited, Deputy Managing Director of the London Merchant Bank subsidiary of Nippon Credit Bank, and General Director of the Zurich subsidiary of Nippon Credit Bank. Mr. Kawai has also served as General Manager of the Investment Division, General Manager of the Financial Markets Division and General Manager of the Financial Institutions Division for Nippon Credit Bank, and General Manager of the Systems Division and the Administration Division for Aozora.

Shinsuke Baba, 52, joined Nippon Fudosan Bank, the predecessor of Aozora, in April 1977. He became Executive Officer and Head of the Corporate Banking Group in September 2005, where he is responsible for the corporate banking business. Mr. Baba also serves as a part-time director and member of the Investment Committee of Aozora Investment Co., Ltd. Prior to becoming Executive Officer of Aozora, Mr. Baba was Senior General Manager of the Structured Credit and Investment Unit. He has also had experience in corporate banking, planning, international banking, and investment banking. Since May 2006, Mr. Baba has also served as General Manager of the Capital Markets Division, where he has responsibility over securitization and loan syndications for corporate clients and financial institutions.

Hiromi Watanabe, 45, joined Nippon Credit Bank, the predecessor of Aozora, in April 1984. He became Executive Officer and General Manager of the Credit Examination Division in September 2005. As head of the Credit Examination Division, Mr. Watanabe assesses and reports on our credit quality directly to our Board of Directors and the Audit and Compliance Committee. He holds authority to assign final risk grades for all credit instruments. Mr. Watanabe has worked as a credit officer, lending officer, relationship officer and as an assistant to the Chief Executive Officer.

Peter Fowler, 64, joined Aozora as Executive Officer in December 2005, and is responsible for Legal and Compliance, Internal Audit and the Corporate Secretary Office. His previous posts include Vice President and General Manager of Wells Fargo Bank in Miami, Vice President and General Manager of Bank of America in Miami, Senior Vice President at Barclays Bank, President and COO at Riggs International Banking Corp., Senior Vice President of Riggs Bank in Washington, D.C., President of Riggs Bank Asia in Hong Kong, and Associate Managing Director of the Business Intelligence Practice at Kroll & Associates.

Tadashi Umino, 49, joined Nippon Credit Bank, the predecessor of Aozora, in April 1979. He became Executive Officer and General Manager of the Human Resources Division in May 2006. His current responsibilities include Japanese and international recruitment, improvement of the personnel evaluation program/remuneration program and enhancement of training programs. Mr. Umino's previous positions include General Manager of the Investor Relations Division, General Manager of the Risk Management Division, Executive Assistant to the Chairman, Chief of Staff, General Manager of the Office of the Chief Executive, and Senior General Manager of the Human Resources Division.

Tetsuo Matsui, 49, joined Aozora in April 2002. He is currently Executive Officer, Deputy Head of the Financial Markets Group and General Manager of the Derivatives Sales Division. He has over 18 years of experience in derivatives trading and sales, mainly in foreign exchange currency option trading and sales to large corporations and financial institutions. Before joining Aozora, Mr. Matsui started his career at Sanwa Bank, Ltd., a predecessor of The Bank of Tokyo-Mitsubishi UFJ, Ltd., in 1980, and worked both at Citibank, N.A., as head of Asian foreign exchange currency options, and Dai-ichi Kangyo Bank, Ltd., a predecessor of Mizuho Bank, Ltd.

Compensation and Share Ownership

The aggregate compensation, including bonuses, Aozora paid its directors and corporate auditors in the aggregate for the fiscal year ended March 31, 2006 was ¥273 million. In accordance with customary Japanese business practices, a retiring director, corporate auditor or executive officer receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders in the case of directors and corporate auditors, and the Nomination and Remuneration Committee in the case of senior managing executive officers, with further approval by more than half of our Representative Directors required in the case of other executive officers. We also maintain a customary director and officer liability insurance policy with Tokio Marine & Nichido Fire Insurance Co., Ltd. for the benefit of our directors, corporate auditors and executive officers.

In September 2006, we implemented an employee stock ownership plan. Employees participating in the plan may choose to have up to ¥50,000 deducted from their monthly salary payments and have those funds invested in "plan units" of ¥1,000 each. After the shares become listed, the plan will use the funds that the employees have invested to purchase shares of our common stock on the Tokyo Stock Exchange. Any dividends on shares will be allocated to plan participants according to the amounts of their investments and be used to purchase more shares on their behalf. Once the number of shares a participant owns through the plan reaches 1,000 shares or more, he or she may withdraw his or her shares in units of 1,000 shares. Upon withdrawal from the plan altogether, an employee may

also receive the proceeds from the sale at the market price of any shares totaling less than 1,000 shares.

In addition to regular contributions, the plan may solicit special contributions from existing members of the plan on certain occasions, such as when public offerings of our shares are made. In connection with the global offering, the plan has solicited such special contributions from its members and expects to purchase shares in the Japanese offering. See "Offering and Sale."

We currently have no stock option program for directors or employees, but we are considering the creation of such a program in the fiscal year ending March 31, 2007. We are also in the process of finalizing a cash incentive retention program for certain key members of our senior management other than directors, which we expect will be designed to provide additional incentives for them to remain at Aozora through March 31, 2008. Any stock option or cash incentive programs we may choose to implement may have the effect of increasing our aggregate compensation expense in future periods.

Current directors of Aozora hold indirect interests in Cerberus NCB Acquisition, L.P. constituting in the aggregate an indirect interest of less than 0.5% of our shares of common stock.

Certain Related-Party Transactions

Business organizations and individuals associated with some of our directors or our large shareholders are our customers or counterparties. All extensions of credit to, or other commercial transactions with, the foregoing persons or entities have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with unaffiliated parties and generally do not involve more than the normal risk of collectibility or present other unfavorable features. In the ordinary course of business we also perform investment banking, financial advisory and other services for affiliated parties and we negotiate the terms of these transactions based on comparable transactions with unaffiliated parties.

Special Audit Committee

The approval of our Board of Directors is required prior to entering into any transaction involving one of our directors in accordance with the Company Law of Japan. In addition, we have voluntarily adopted specific procedures for the review of related-party transactions. These procedures require that our Special Audit Committee review, and our Board of Directors approve, certain transactions between Aozora and any Major Shareholder Company or any subsidiaries or affiliates of any Major Shareholder Company (collectively, a Major Shareholder Company Group). For purposes of the Special Audit Committee we define a Major Shareholder Company as either a shareholder holding 20% or more of our outstanding common stock, or a shareholder holding 5% or more of our outstanding common stock if the shareholder dispatches full time officers (senior managing executive officer or superior) to us. Currently, we treat Cerberus NCB Acquisition, L.P. and its affiliates as a Major Shareholder Company Group subject to our Special Audit Committee transaction review guidelines.

From time to time, we may extend debt financing to or make equity investments in funds which are managed by a Major Shareholder Company Group or in entities in which a Major Shareholder Company Group has made equity investments of 20% or more. These financings or investments are also subject to review by our Special Audit Committee and, in some cases, approval by our Board of Directors.

All of the foregoing related party transactions are made in accordance with applicable laws and regulations governing relationships between banks and their shareholders.

Our Special Audit Committee consists of non-executive directors (other than any non-executive director who is, or has been in the past, affiliated with any Major Shareholder Company Group) and our corporate auditors.

GMAC

In April 2006, we entered into an agreement with FIM Holdings LLC, through which a consortium of investors led by Cerberus Capital Management, L.P. intends to purchase a 51% controlling interest in General Motors Acceptance Corporation, or GMAC. We expect to invest $500 million in connection with this transaction and obtain an indirect non-controlling minority interest in one or more investment vehicles formed to hold the investment being made by the consortium. We also expect to explore

opportunities to take advantage of synergies between GMAC's businesses and our regional financial institutions relationships in the Japanese market. We expect this transaction to close by the end of our fiscal year ending March 31, 2007, but it remains subject to various conditions and this transaction, and our participation in it, may not be completed in the contemplated manner, or at all. Our proposed participation in this transaction has been reviewed by our Special Audit Committee.

Spring Mountain Capital

As of June 30, 2006, we had investments in the aggregate amount of $543 million in funds managed by Spring Mountain Capital L.P., or Spring Mountain. Spring Mountain also provides investment advice to us concerning certain of our other fund investments. Additionally, we intend to act as marketing agent in Japan for another fund managed by Spring Mountain and may make an investment in that fund. One of our directors, Mr. Steffens, serves as the managing partner of Spring Mountain. During the 15-month period ended June 30, 2006, we paid $4.2 million in management, performance and advisory fee compensation to Spring Mountain for management of these fund investments. We expect to pay customary management, performance and advisory fees in connection with these fund investments in the future. Currently, we hold all of the economic interests in one of the funds managed by Spring Mountain. During the three months ended June 30, 2006, we sold an existing hedge fund investment to this fund for a total consideration of $72 million and recognized a ¥2.2 billion gain on the sale, which we recorded under "other operating income."

Directors

Three of our directors, Messrs. Bruno, Jonkhart and Korteweg, serve as directors of entities holding limited partnership interests in Cerberus NCB Acquisition, L.P. Mr. Bruno serves as President of Cerberus Global Investment Advisors, LLC and also serves as Vice President, Banking, of Cerberus Japan Investment LLC, the managing member of Cerberus Aozora GP LLC, the general partner of Cerberus NCB Acquisition, L.P. One of our directors, Mr. Quayle, serves as Chairman of Cerberus Global Investment Advisors, LLC.

SUBSIDIARIES AND AFFILIATES

Aozora conducts its business together with its subsidiaries and affiliates (being companies over which Aozora has significant influence with respect to their finances, operations or businesses). As of March 31, 2006, Aozora had nine consolidated subsidiaries. Aozora does not account for any subsidiaries or affiliates by the equity method. Since March 31, 2006, we have added two subsidiaries to the scope of consolidation: Azure Funding Europe S.A., a Luxembourg-based investment vehicle, and Aozora Securities Co. Ltd., a Japanese securities company subsidiary.

The following table presents information on Aozora's consolidated subsidiaries as of March 31, 2006:

Name	Country	Main Business	Issued Capital	Percentage of Voting Interests Directly and Indirectly Owned by Aozora
			(Millions of yen or thousands of dollars and pounds)	
Aozora Trust Bank, Ltd.	Japan	Trust services, banking operations	¥5,437	100.0%
AOZORA Loan Services Co., Ltd.(1)	Japan	Distressed loan servicing	¥500	67.6
Aozora Investment Co., Ltd.	Japan	Venture capital investment	¥20	100.0
Aozora Business Service Co., Ltd.(2)	Japan	Administrative temporary staff services	¥10	100.0
Aozora Information Systems Co., Ltd.(2)	Japan	Systems development	¥150	100.0
Aozora Software Corporation	Japan	Systems development	¥12	100.0
Aozora Asia Pacific Finance Limited	Hong Kong	Financial services	$3,000	100.0
AZURE Funding(3)	Cayman Islands	Investment vehicle	$0	—
Aozora Investment Management Limited	U.K.	Financial services	£0	100.0

Notes:

(1) Shinkin Central Bank and the Shinkumi Federation Bank own 20% and 12.4% voting interests, respectively.

(2) Aozora Business Service Co., Ltd. was merged into Aozora Information Systems Co., Ltd. in April 2006.

(3) The common equity of AZURE Funding is held by a charitable trust, but AZURE Funding is consolidated into Aozora's financial statements because the beneficial economic interest in the entity is held by Aozora.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information concerning the amount and percentage ownership of issued and outstanding shares of our common stock held by each of our shareholders based on information in our register of shareholders as of September 30, 2006, the number of shares each selling shareholder is selling in the global offering, and the shareholding information described above as adjusted for the global offering (assuming the over-allotment option is exercised in full):

	As of September 30, 2006		Shares Being Sold in the Global Offering(3)	As Adjusted for the Global Offering	
Shareholder	Number of Shares Owned	Percentage of Shares Outstanding		Number of Shares Owned	Percentage of Shares Outstanding
Cerberus NCB Acquisition, L.P.(1)	876,664,000	61.84%	292,221,000	584,443,000	35.41%
The Resolution and Collection Corporation(2)	—	—	232,712,000	—	—
ORIX Corporation	212,520,500	14.99	70,840,000	141,680,500	8.58
Tokio Marine & Nichido Fire Insurance Co., Ltd.	212,520,500	14.99	70,840,000	141,680,500	8.58
The Nishi-Nippon City Bank, Ltd.	5,680,000	0.40	—	5,680,000	0.34
Shinkin Central Bank	2,840,000	0.20	—	2,840,000	0.17
The Shinkumi Federation Bank	2,840,000	0.20	—	2,840,000	0.17
The Rokinren Bank	2,840,000	0.20	—	2,840,000	0.17
The Michinoku Bank, Ltd.	2,840,000	0.20	—	2,840,000	0.17
The Hachijuni Bank, Ltd.	2,840,000	0.20	—	2,840,000	0.17
Suruga Bank Ltd.	2,840,000	0.20	—	2,840,000	0.17
The Bank of Kyoto, Ltd.	2,840,000	0.20	—	2,840,000	0.17
The Chugoku Bank, Limited	2,840,000	0.20	—	2,840,000	0.17
The Hiroshima Bank, Ltd.	2,840,000	0.20	—	2,840,000	0.17
The Yamaguchi Bank, Ltd.	2,840,000	0.20	—	2,840,000	0.17
The Bank of Fukuoka, Ltd.	2,840,000	0.20	—	2,840,000	0.17
The Shinwa Bank, Ltd.	2,840,000	0.20	—	2,840,000	0.17
Momiji Bank, Ltd.	2,840,000	0.20	—	2,840,000	0.17
The Akita Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Gunma Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Ashikaga Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Joyo Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Kanto Tsukuba Bank, Limited	1,420,000	0.10	—	1,420,000	0.08
The Musashino Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Chiba Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Bank of Yokohama, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Daishi Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Shizuoka Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Shimizu Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Ogaki Kyoritsu Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Juroku Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Hyakugo Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The San-in Godo Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Iyo Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Chikuho Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Eighteenth Bank, Limited	1,420,000	0.10	—	1,420,000	0.08

Shareholder	As of September 30, 2006 Number of Shares Owned	Percentage of Shares Outstanding	Shares Being Sold In the Global Offering(3)	As Adjusted for the Global Offering Number of Shares Owned	Percentage of Shares Outstanding
The Kagoshima Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Fukushima Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Towa Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Tochigi Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Keiyo Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Higashi-Nippon Bank, Limited	1,420,000	0.10	—	1,420,000	0.08
The Bank of Nagoya, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Chukyo Bank, Limited	1,420,000	0.10	—	1,420,000	0.08
Tomato Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Ehime Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Minami-Nippon Bank, Ltd.	1,420,000	0.10	—	1,420,000	0.08
The Hokkaido Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Hokuto Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Tohoku Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Hokuetsu Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Yamanashi Chuo Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Hokuriku Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Toyama Bank Ltd.	710,000	0.05	—	710,000	0.04
The Shiga Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Kinki Osaka Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Bank of Ikeda, Ltd.	710,000	0.05	—	710,000	0.04
The Nanto Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Kiyo Bank, Ltd.(4)	710,000	0.05	—	710,000	0.04
The Tajima Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Tottori Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Awa Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Higo Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Miyazaki Bank, Ltd.	710,000	0.05	—	710,000	0.04
Bank of The Ryukyus, Limited	710,000	0.05	—	710,000	0.04
North Pacific Bank, Ltd.	710,000	0.05	—	710,000	0.04
Yamagata Shiawase Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Shokusan Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Daito Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Ibaraki Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Kanagawa Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Taiko Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Fukuho Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Gifu Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Aichi Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Daisan Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Biwako Bank, Limited	710,000	0.05	—	710,000	0.04
Kansai Urban Banking Corporation	710,000	0.05	—	710,000	0.04
The Taisho Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Wakayama Bank, Ltd.(4)	710,000	0.05	—	710,000	0.04
The Saikyo Bank, Ltd.	710,000	0.05	—	710,000	0.04

Shareholder	As of September 30, 2006		Shares Being Sold in the Global Offering(3)	As Adjusted for the Global Offering	
	Number of Shares Owned	Percentage of Shares Outstanding		Number of Shares Owned	Percentage of Shares Outstanding
The Tokushima Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Kagawa Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Bank of Kochi, Ltd.	710,000	0.05	—	710,000	0.04
The Fukuoka Chuo Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Saga Kyoei Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Bank of Nagasaki, Ltd.	710,000	0.05	—	710,000	0.04
The Kumamoto Family Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Howa Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Miyazaki Taiyo Bank, Ltd.	710,000	0.05	—	710,000	0.04
The Okinawa Kaiho Bank. Ltd.	710,000	0.05	—	710,000	0.04
The Yachiyo Bank, Limited	710,000	0.05	—	710,000	0.04
Total	1,417,435,000	100.00	666,613,000	983,534,000	59.60

Notes:

(1) SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co., Ltd. (currently Tokio Marine & Nichido Fire Insurance Co., Ltd.), an affiliate of Cerberus NCB Acquisition, L.P. and approximately 100 financial institutions acquired all of our common stock from the DIC in September 2000 pursuant to a stock purchase agreement as described under "History." Subsequently, in September 2003, Cerberus NCB Acquisition, L.P. purchased SOFTBANK CORP.'s interest and became the majority shareholder of Aozora.

The general partner of Cerberus NCB Acquisition, L.P. is Cerberus Aozora GP LLC. There are over 1,200 corporate, limited partnership and other investors holding indirect economic interests in Cerberus NCB Acquisition, L.P., including investors in funds and companies in the Cerberus investment group.

(2) The RCC will convert 174,534,000 shares of our Class C Series 5 preferred stock into 232,712,000 shares of our common stock for sale in the global offering. Following the global offering, the DIC and the RCC will respectively own 24,072,000 shares of our Class A Series 4 preferred stock and 258,799,500 shares of our Class C Series 5 preferred stock. For further information regarding the terms of our preferred stock, see "Description of Our Capital Stock — Preferred Stock."

(3) Includes the following number of shares of our common stock subject to the Japanese underwriters' over-allotment option:

Cerberus NCB Acquisition, L.P.	34,216,000 shares
ORIX Corporation	8,294,000 shares
Tokio Marine & Nichido Fire Insurance Co., Ltd.	8,294,000 shares

(4) On October 10, 2006, The Wakayama Bank, Ltd. merged into The Kiyo Bank, Ltd.

Shares of our Common Stock held by Cerberus NCB Acquisition, L.P.

As Cerberus NCB Acquisition, L.P. will continue to own approximately 37.49% of our common stock (or 35.41% assuming full exercise of the Japanese underwriters' over-allotment option), Cerberus NCB Acquisition, L.P. will continue to have the ability to influence important decisions regarding our operations, including the election of directors, the sale of material assets or businesses, mergers, amendments to our articles of incorporation and future issuances of stocks or other securities.

Each limited partner of Cerberus NCB Acquisition, L.P. has issued notes that, upon the closing of the global offering, will be secured by a pledge to the noteholder of all of the shares of our common stock that continue to be held by Cerberus NCB Acquisition, L.P. after the completion of the global offering. This pledge will remain in place until the notes are redeemed in full.

The notes must be redeemed on November 29, 2008, assuming each issuer exercises a one-year extension option. The exercise of the extension option is subject to the payment of an extension fee and other customary conditions, including the absence of defaults. If the issuers do not exercise the extension options, the notes will mature on November 29, 2007. In addition, the notes are subject to mandatory early redemption upon the occurrence of certain events, including, but not limited to, the following: a downgrade of our long-term debt credit ratings by Japan Credit Rating Agency, Ltd. to BBB- or below, certain materially adverse regulatory actions against us, decline of our capital adequacy ratios below BIS minimum levels, or failure to satisfy a certain loan to value ratio based on market values of the pledged shares over a 90-day period.

The noteholder also has the right to require the applicable issuer to repurchase the notes, or arrange for their repurchase, if at any time there occurs a change in control of us, which is defined to include either (i) the limited and general partners cease to own interests in Cerberus NCB Acquisition, L.P. representing in the aggregate, indirectly, ownership of at least 33.4% of our common stock or (ii) a majority of our directors ceasing to be persons nominated by Cerberus NCB Acquisition, L.P.

The maturity of the notes may be accelerated at the option of the noteholder upon occurrence of certain events of default. Events of default that relate specifically to us include the following:

- we default under our debt obligations with a value of $30 million or more;
- the occurrence of insolvency or bankruptcy events with respect to us; and
- the revocation of our banking license.

In addition, the notes include other events of default related to the issuer thereof that are customary for transactions of this type.

Under Japanese law, any person who acquires 20% or more of the shares of a Japanese bank (or, if such person has material influence over the financial and business policy of the bank, 15%) must receive the approval of the FSA. In the event the noteholder becomes the legal owner of 20% or more of the shares of our common stock after an issuer's default under the terms of the notes and enforcement of the related pledge, it will have a period of one year from the last day of the fiscal year in which it acquired ownership of the shares to either obtain such approval or dispose of such number of shares required for its ownership to fall below 20%. In addition, the noteholder will not be able to dispose of 20% or more of the shares of our common stock to a single buyer, unless the buyer, under the Banking Law of Japan, secures the pre-approval of the FSA.

For a discussion of the risk to investors in our shares that could result from the ownership of our shares by Cerberus NCB Acquisition, L.P., see "Risk Factors — Risks Relating to Our Shares — The selling shareholders will retain a significant level of ownership after the global offering, which will limit the ability of public investors to influence corporate actions" and "Risk Factors — Risks Relating to Our Shares — Future sales of shares by our existing shareholders or our issuance of additional shares could lower the market price of our shares."

Shares of our Preferred Stock and Common Stock held by the DIC and the RCC

The June 2000 stock purchase agreement provides that, after a public offering and listing of our common stock, certain shareholders have a right to request that the DIC sell all or a part of the preferred stock that the DIC currently holds, directly or through the RCC, either in the market upon conversion to common stock or to the requesting shareholders directly, if the aggregate market value of our preferred stock and converted common stock equals or exceeds ¥355 billion. In addition, under the stock purchase agreement, if the DIC desires to sell all or a part of our preferred stock or converted common stock, the DIC directly and through the RCC is required to first offer to sell such shares to certain shareholders and those shareholders also have the right to request such a sale. Although the parties to the stock purchase agreement have waived these rights in relation to the shares being offered in the global offering, if such shareholders were to purchase all of the remaining preferred stock held by the DIC and the RCC after the global offering, they could acquire preferred stock convertible into additional shares representing between approximately 19.8% and 22.0% of our outstanding common stock after conversion, depending on the conversion price then in effect for the preferred stock. SOFTBANK CORP., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. were original signatories to the stock purchase agreement. In September 2003, SOFTBANK CORP. sold all of its common stock ownership position in Aozora to Cerberus NCB Acquisition, L.P. There continues to be uncertainty as to the effects of this September 2003 share sale on the exercise and call rights of the parties under the June 2000 stock purchase agreement.

Lock-up Arrangements

In connection with the global offering, the selling shareholders and the noteholder discussed above have agreed to restrictions on sales, distributions and other dispositions of shares for a period of 180 days from the closing date of the global offering. See "Offering and Sale."

THE JAPANESE BANKING INDUSTRY

Types of Financial Institutions

Private banking institutions in Japan are normally classified into two categories:

- ordinary banks, of which there were 127 as of June 1, 2006 (including Aozora but not including foreign commercial banks with banking operations in Japan); and
- trust banks, of which there were 21 as of June 1, 2006 (including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions).

Ordinary banks include city banks and regional banks (including member banks of the Second Association of Regional Banks that were formerly counted among the mutual loan and savings banks). In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished on the basis of the size, scope and geographic reach of their operations. Some of the ordinary banks specifically engage in the internet banking business.

The city banks generally are considered to be the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo, Osaka and Nagoya, and operate domestically on a nationwide scale through networks of branch offices. City banks generally have strong links with large corporate clients, including the major industrial companies in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including small to medium-sized enterprises, retail banking, international operations and, more recently, investment banking and related services.

With some exceptions, regional banks tend to be much smaller in terms of total assets than city banks. Each of the regional banks is based in one of the prefectures in Japan and may extend its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although regional banks generally also lend to large corporations.

Prior to April 1, 2006, Aozora was chartered as a long-term credit bank. Long-term credit banks primarily raise funds through the issuance of debentures and lend funds to Japanese companies in the form of long-term loans. Trust banks engage in similar lending activities, raising their funds mainly through selling beneficiary certificates.

In addition to ordinary banks and trust banks, certain other private financial institutions in Japan, including credit associations and credit unions, engage in making loans to small businesses and individuals..

A number of government financial institutions have been organized in order to supplement the activities of the private banking institutions. These corporations are wholly owned by the government and operate under its supervision through senior officials appointed by the government. Among them are: The Development Bank of Japan, the purpose of which is to contribute to the economic development of Japan by extending long-term loans, mainly to basic industry; The Japan Bank for International Cooperation, the purpose of which is to supplement and encourage the private financing of exports and overseas investments; and the Central Cooperative Bank for Commerce and Industry, National Life Finance Corp., the Japan Finance Corporation for Municipal Enterprises, the Okinawa Development Finance Corp., the Japan Finance Corporation for Small and Medium Enterprise, The Government Housing Loan Corporation and the Agriculture, Forestry and Fisheries Finance Corporation of Japan, the purpose of each of which is to supplement private financing in its respective fields of activity. The Japanese government has recently begun steps to privatize or eliminate some of these government financial institutions. On June 29, 2005, Japan's Diet adopted legislation to abolish the Government Housing Loan Corporation on April 1, 2007. In addition, Japan's Diet promulgated a law on June 2, 2006 providing for abolishing the Japan Finance Corporation for Municipal Enterprises, privatizing the Development Bank of Japan and the Central Cooperative Bank for Commerce and Industry and reorganizing the Okinawa Development Finance Corp., National Life Finance Corp., Japan Bank for International Cooperation, the Agriculture, Forestry and Fisheries Finance Corp. and the Japan Finance Corporation for Small and Medium Enterprise into a single new government financial institution.

Foreign banks operating banking businesses in Japan are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

Historical Development of the Japanese Banking System

Until substantial deregulation of the banking sector in the 1990s, the different types of Japanese banks played clearly defined roles. Since regulation limited the deposit-taking activities of long-term credit banks, they raised funds primarily through the issuance of debentures with one to five-year maturities. Most other financial institutions did not become eligible to issue non-convertible corporate debt securities until 1999. An overview of the deregulation of Japan's financial services sector is provided under "Supervision and Regulation."

During Japan's long post-war economic expansion, long-term credit banks extended loans to Japanese manufacturers to meet their capital investments requirements. In addition to these lending activities, our predecessor, the Nippon Credit Bank, Ltd., or NCB, had historically conducted an active real estate-related lending business. By the 1980s, however, the profitability of many of these borrowers led to a decreased demand for bank financing from traditional customers. Long-term credit banks, including NCB, increased real estate-related lending during Japan's bubble economy period in the 1980s and problem assets arising from real estate-related lending later contributed to NCB's temporary nationalization.

A Decade Long Period of Challenges to Japanese Financial Institutions and Recent Positive Developments

Until recently and for much of the last ten years, problem loans resulting from declining prices for real estate and other assets and weak corporate results have plagued the Japanese banking sector. A number of government measures were implemented to promote financial system stability, although persistent weakness in the Japanese economy nonetheless occasioned several crises in the banking industry. Significant events have included:

- the 1996 liquidation of housing loan companies known as *jusen* as part of a government-sponsored restructuring. In connection with the restructuring, other Japanese financial institutions waived repayment of approximately ¥5.2 trillion of outstanding loans to the *jusen* and made further contributions of ¥1.9 trillion to a fund to support the institution that assumed management of the *jusen* assets;

- the enactment of law and promulgation of regulations in 1998 under which financial institutions were required to establish self-assessment and prompt corrective action systems to improve disclosure of non-performing claims, as described under "Supervision and Regulation — Governmental Measures to Treat Troubled Institutions and Address Problem Loans;"

- the failure and temporary nationalization of NCB and the Long-Term Credit Bank of Japan, Limited in 1998;

- the Law Concerning Restriction on Shareholdings by Banks, which became effective on January 4, 2002, requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier I capital from September 30, 2006 in order to reduce exposure to stock price fluctuations. Treasury stock, stock issued by subsidiaries or private companies, as well as stock acquired through debt-for-equity swaps in restructurings are excluded from this limitation; and

- in late 2002, the FSA announced its Program for Financial Revival, which included measures and proposals such as:

  - requiring the use of discounted cash flow methodology in providing reserves for large borrowers with special attention claims; and

  - harmonizing the loan classifications of major borrowers.

The FSA's Program for Financial Revival also required a number of Japan's largest banks to reduce by about half their then existing ratio of non-performing claims to total claims by March 31, 2005.

Most of them met this objective, although in seeking to do so they recorded significant credit costs, some sought public assistance to maintain their capital adequacy ratios or merged with competitors.

In spite of these difficult circumstances, the Japanese banking industry has recently indicated some signs of positive developments supported by the recovery of the Japanese economy. For example, some Japanese banks have recorded higher net income for their fiscal years ended March 31, 2006 partly due to improvement of the quality of their assets.

Postal Savings System

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of post offices scattered throughout Japan. The system offers a variety of types of deposits, at interest rates that are set by Japan Post, based on principles approved by the Minister for Internal Affairs and Communication, taking into consideration the interest levels of Japanese government bonds as well as the market-based interest rates of private financial institutions. The funds in the postal savings system are used to finance various government activities and investments in the public sector. In April 2003, the Japanese government transferred the Postal Services Agency's mail delivery, postal savings and life insurance services to Japan Post, a government-owned public corporation. As of May 1, 2006, the balance of deposits with the postal savings system was approximately ¥199.7 trillion, representing a significant portion of all household deposits in Japan.

On October 14, 2005, Japan's Diet adopted legislation to transfer the businesses of Japan Post into newly established joint-stock corporations in 2007, with privatization to be completed after a ten-year transitional period.

SUPERVISION AND REGULATION

Aozora and certain of its subsidiaries are extensively regulated under Japanese banking laws and other financial regulations. The principal source of regulation for Aozora is the Banking Law, to which Aozora is subject as an ordinary bank. While the Prime Minister has authority to supervise ordinary banks in Japan under the Banking Law, the Prime Minister generally delegates supervisory control to the Commissioner of the FSA. The Bank of Japan also has supervisory authority over banks based primarily on its contractual agreements and transactions with them. In order to be licensed by the Prime Minister as an ordinary bank under the Banking Law, an ordinary bank must be a joint stock corporation and have paid-up capital of ¥2 billion or more.

General

Under the Banking Law, the Prime Minister's authority over ordinary banks extends to other areas, including:

- the power to approve or reject:
  - reductions in capital,
  - the establishment or closure of overseas offices, and
  - mergers, corporate split, transfers or assumptions of all or part of the business, dissolutions and withdrawals from business;
- receipt of notifications of the establishment or closure of domestic offices;
- the power to order the removal of directors for violations of laws or regulations, or for acts contrary to public policy;
- the power to require banks to submit business reports or materials, if deemed necessary to maintain sound and appropriate operations; and
- the power to require banks to hold specified property within Japan, if deemed necessary for a public purpose, such as the protection of depositors.

Under the prompt corrective action system based on the Banking Law, the FSA, acting on behalf of the Prime Minister, may take a number of corrective actions in the event that a financial institution's capital condition has deteriorated. These actions include:

- requiring a financial institution to formulate and implement reform measures;
- issuing an order suspending all or part of its business operations; and
- requiring a financial institution to reduce its assets, restricting increases in the amount of its assets, or requiring it to take other specific actions.

Additionally, under the prompt warning system introduced on December 10, 2002, the FSA may take precautionary measures to maintain and promote the sound operations of financial institutions even before those financial institutions become subject to the prompt corrective action system. These measures require a financial institution to improve:

- profitability, if deemed necessary to do so based upon a fundamental profit index;
- market risk management, if deemed necessary to improve management of market and other related risks based upon the effect of securities price fluctuations and other fluctuations;
- cash flow management, if deemed necessary to improve management of liquidity risks based upon deposit trends and level of liquidity reserves; and
- credit risk management, if deemed necessary to improve management of credit risk based upon concentration of credits and the like.

The Bank of Japan

The Bank of Japan is the central bank of Japan and serves as the primary instrument for the execution of Japan's monetary policy. The principal measures by which the Bank of Japan implements monetary policy are the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve requirements. All banks in Japan rely upon obtaining borrowings from,

and rediscounting bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to examine and monitor the banks.

The supervisory functions of the Bank of Japan are intended to enable it to execute monetary policy effectively, whereas the supervisory practices of the Prime Minister or the Commissioner of the FSA are intended to maintain the sound operations of banks and promote the security of depositors. The law establishing the Bank of Japan was amended effective April 1, 1998 to give the Bank of Japan greater independence with respect to, among other things, the setting of interest rates, additional power to aid financial institutions with liquidity problems, and a clearer statutory basis for examining banks.

Examination of Ordinary Banks

The Banking Law authorizes the Prime Minister to inspect ordinary banks and bank holding companies in Japan at any time. The inspections are conducted by officials of the FSA and cover such matters as business management, asset quality and risk management. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the FSA which emphasizes the need for (i) each bank's self-assessment rather than assessment based on the advice of the government authority and (ii) risk management made by each bank instead of merely an assessment of its assets. In July 2005, the FSA announced that it would change its approach to inspections and shift its emphasis from normalizing the non-performing loans problem to the protection of customers' interests and the strengthening of the Japanese financial system through the initiative of the private sector. Under this framework, inspections by the FSA emphasize dialogue between inspectors and financial institutions and enhance process review focused on risk management and compliance with financial regulations. This framework also introduces a financial inspection ratings system which will provide inspection results in the form of graded evaluations intended to offer an incentive for management action as well as linkages to subsequent regulatory measures in terms, among others, of the frequency and scope of inspections. The financial inspection ratings system is scheduled to be implemented in or after July 2007. In addition, the Minister of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Law.

The Bank of Japan also conducts examinations of correspondent banks similar to those undertaken by the FSA pursuant to the terms of contracts it has entered into with such banks. The examinations involve such matters as examining business operations, asset quality, risk management and reliability of operations.

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their monitoring customers' broker registrations under the Securities and Exchange Law.

Scope of Activities of Ordinary Banks

Liberalization of the Financial Services Industry

As a result of the gradual deregulation of the Japanese financial industry that commenced in the 1990s, banks and their securities and trust banking subsidiaries may engage, in accordance with applicable law, in a broad variety of financial services activities from which they were previously excluded. Among other activities, banks may now:

- through a securities subsidiary, engage in a range of securities dealing activities;
- through a trust banking subsidiary, engage in all aspects of the "monetary assets held in trust" business other than pension trusts and some jointly operated, designated money trusts, and undertake almost all aspects of the trust business except for real estate brokerage, estate administration and certain other businesses;
- sell beneficiary certificates issued by securities investment trusts as well as securities of investment companies;
- offer various types of insurance products;
- underwrite and deal in Japanese government bonds, Japanese local government bonds and Japanese government guaranteed bonds; and
- engage in over-the-counter securities derivatives transactions.

Due to amendments to the Securities and Exchange Law, effective December 1, 2004, banks, including Aozora, are able to engage in securities intermediary businesses if they are registered to do so. Under the law, securities intermediary businesses means any of the activities set forth below performed on behalf of a securities company, a foreign securities company or a registered financial institution, including a bank:

- acting as an intermediary in the sale and purchase of securities;
- acting as an intermediary for an intermediary, broker, or agent in placing an order for (a) the sale, purchase or trade of a future or an option in an exchange market or (b) the sale, purchase or trade of a future in a foreign securities market; and
- handling a public offering, public sale or private placement of a security.

Due to these reforms, registered banks may now solicit customers to buy or sell stocks or corporate bonds on behalf of a securities company, a foreign securities company or a registered financial institution, including another bank.

Amendments to the Banking Law, effective as of April 1, 2006, among other things, relax the restriction on the ability of banks to use sales agents that offer banking services on their behalf. Under the former Banking Law, in general, only a bank's subsidiary or a certain financial institution could act as a bank's sales agent; however, after this amendment came into force, a third-party company engaging in such financial businesses is also allowed to act as a bank's sales agent, subject to a minimum net asset requirement and regulatory approval. This amendment also allows a wholly-owned subsidiary of a bank to engage in business for the affiliate company as well as the parent bank. In addition, the amendment requires a bank to make a public announcement of its interim balance sheet and profit-and-loss statement and make documents explaining its interim condition of operations and property available for public inspection.

Charter Conversion of Aozora from a Long-Term Credit Bank to an Ordinary Bank

Prior to April 1, 2006, we were chartered as a long-term credit bank under the Long-Term Credit Bank Law. While deregulation of the Japanese financial sector has resulted in long-term credit banks generally being able to engage in the same broad range of activities as ordinary banks, a number of significant differences remain, including, among other things, the following:

- Long-term credit banks are prohibited from receiving deposits from customers other than those to whom they have already provided, or in the future may provide, such services or products as a loan, debenture transaction, or trust fund. Ordinary banks are not subject to similar restrictions, and may not issue such debentures.
- Long-term credit banks are subject to restrictive rules, not applicable to ordinary banks, concerning loan security and repayment terms. For instance, there is a limit on the amount of loans with a term of less than six months that long-term credit banks are allowed to make, and long-term credit banks are required to have all loans secured by real estate, other than certain loans, including those the proceeds of which are used to fund capital expenditures.

Pursuant to the Law Concerning Mergers and Conversion of Financial Institutions, we converted our long-term credit bank charter to an ordinary bank charter on April 1, 2006. We believe that our conversion into an ordinary bank has eliminated several restrictions applicable to long-term credit banks and not applicable to banks generally, thereby improving our competitiveness. In particular, we are able to accept deposits from new customers more freely without having to offer them debentures or certain prescribed products or services. We are also able to make long-term loans without having to comply with the restrictive rules concerning loan security and repayment terms that are applicable only to long-term credit banks.

We received the FSA's approval to retain the ability to issue debentures for a period of ten years following the completion of our conversion to an ordinary bank charter. Thus, we will lose the ability to issue debentures on April 1, 2016.

Deposit Insurance System

In 1971, the Deposit Insurance Law was enacted in order to protect depositors in cases where financial institutions fail to meet their obligations. The DIC, which was established to implement the

Deposit Insurance Law, was reformed as part of the Japanese government's plan to liquidate housing loan corporations in accordance with legislation enacted in June 1996. The DIC is supervised by the Commissioner of the FSA, acting for the Prime Minister, and the Minister of Finance.

City banks, regional banks, trust banks, credit associations and cooperatives, labor banks and other financial institutions are required to participate in the deposit insurance system. Since April 1, 2006, the DIC has received annual insurance premiums from insured banks equivalent to 0.110% of payment and settlement deposits held, as well as 0.080% of general deposits, to cover the costs of reorganization of insolvent institutions. These insurance premiums may, in general, be paid out in the event of a suspension of repayments of deposits, a banking license revocation or a dissolution or bankruptcy of a bank, up to a maximum principal of ¥10 million plus interest per depositor at each financial institution. Under an amendment of the Deposit Insurance Law that became effective on April 1, 2003, the DIC covered the full amount of losses by depositors with respect to ordinary, current and special deposits until March 31, 2005. Full coverage is now being provided only to "payment and settlement deposits" that bear no interest, are payable on demand and are used for payment settlement.

In addition, the DIC is authorized, subject to the approval of the Prime Minister and the Minister of Finance, to borrow from the Bank of Japan, private financial institutions or other institutions, or to issue DIC bonds, up to ¥21.18 trillion for its "general account," mainly for the purpose of making required payments to beneficiaries of the DIC system, which include insured depositors and holders of insured debentures. Such borrowings by and bonds of the DIC may be guaranteed by the Japanese government up to a certain amount. The general account also includes assets and liabilities that used to be part of a separate "special business account" that raised funds by borrowing from the Bank of Japan, private financial institutions or other institutions, as well as by issuing bonds, to provide special financial assistance to financial institutions that failed during fiscal years 1996 through 2002.

Governmental Measures to Treat Troubled Institutions and Address Problem Loans

The Early Strengthening Law and the Financial Reconstruction Law

The Law Concerning Emergency Measures for Early Strengthening of Financial Functions, or the Early Strengthening Law, requires banks to conduct self-assessments of their loans and other assets (including negotiable securities) in line with the Financial Inspection Manual promulgated by the FSA and make appropriate provisions or reserves based on these assessments. As a result of these assessments, banks are classified by the Prime Minister into categories on the basis of their capital adequacy ratios measured by international or domestic standards. Those banks falling in the lowest category (less than 2% but not less than 0% measured by international standards or less than 1% but not less than 0% measured by Japanese domestic standards) may at the discretion of the Prime Minister be ordered to enhance their capital, substantially reduce their operations, merge or discontinue their banking business.

Under the law, a framework was established under which banks could, but were not required to, apply for capital injections of public funds prior to March 31, 2001. Such financial assistance was given to the applying bank by way of, among other things, subscription by the RCC (prior to March 31, 1999, by the Resolution and Collection Bank) of capital stock or subordinated debt issued by the bank, subject to the authorization of the Prime Minister. Conditions were specified for authorization of these applications, which depended on factors such as the capital adequacy classification of the applicant bank. More stringent conditions were placed on institutions classified in the lower categories.

These conditions included the preparation by the applicant of a business revitalization plan in relation to its management, finances and other activities. Banks that received government funds under this framework are required to report to the Prime Minister regarding their progress in meeting the targets set by the business revitalization plan and, if they underperform those targets, the banks may be required to report to the FSA regarding reasonable measures to remedy the underperformance.

As a recipient of public funds, we have been required to submit business revitalization plans since September 2000, and will be required to continue filing such plans until we have redeemed all of our outstanding shares of Class A Series 4 preferred stock and Class C Series 5 preferred stock held by the Japanese government. We submitted our most recent business revitalization plan in August 2005. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results

of Operations — Non-consolidated Non-GAAP Financial Measures" contains further information regarding our business revitalization plan.

In 2003, the FSA issued guidelines concerning the governance of banks into which public funds were injected. In the guidelines, the FSA stated that it will consider issuing a business improvement administrative order requiring the subject bank to submit and implement a plan that includes measures such as the retirement of the representative director, revision of the compensation system and cessation of payment of bonuses to the officers. The guidelines also state the conditions under which the Japanese government may convert preferred stock of banks that it owns into common stock for the purposes of enhancing the corporate governance practices of such banks. Among the considerations under which it may do so under those guidelines is the nonpayment of dividends on those preferred stocks for two consecutive years, or non-payment for one year only if followed by a partial payment of preferred dividends for the second year.

If a bank materially fails to meet the operating targets set in its business revitalization plan, the Commissioner of the FSA can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures for achieving such targets.

The Financial Reconstruction Law was also enacted around the same time as the Early Strengthening Law for the purpose of strengthening and restructuring financial institutions. The law provided for emergency measures such as the temporary nationalization of banks and the establishment of plans to purchase assets from financial institutions with the intention of maintaining financial credibility and protection of depositors.

The Deposit Insurance Law

The Deposit Insurance Law was amended effective April 1, 2001 to create a permanent system for resolving failed financial institutions. This system superseded the framework for injecting public funds into financial institutions provided under the Financial Reconstruction Law, except for banks that applied for funds before March 31, 2001, as well as the framework for treating failed financial institutions set forth in the Financial Reconstruction Law.

Under the Deposit Insurance Law, a Financial Reorganization Administrator will be appointed by the Prime Minister if:

- a bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits; and

- the management of the bank is wholly inappropriate or the bank's closure (without transferring its business to, or merging with, another financial institution or other measures set forth in the law) will have a material adverse impact on financial activities in certain regions and sectors.

If appointed, the Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. The relevant bank's business may also be transferred to a "bridge bank" established by the DIC for the purpose of the temporary maintenance and continuation of operations of the failed financial institution, and the DIC will transfer the shares of the bridge bank, cause the bridge bank to transfer its assets to or merge with another financial institution, or dissolve the bank.

In order to facilitate and encourage a financial institution to succeed to a failed business, financial aid may be provided by the DIC to the successor financial institution. The financial aid may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. Additional financial aid can be provided by the DIC if necessary in response to applications from the successor financial institution. When the successor financial institution asks the DIC to subscribe for preferred stock or other instruments, it needs to submit to the DIC a plan to ensure the financial health of the institution.

Where it is anticipated that the failure of a bank may cause an extremely grave problem in maintaining the financial function's order in Japan or the area where such bank is operating, the following measures may be taken:

- the DIC may subscribe for the shares or other instruments of the relevant bank in order to enhance the capital adequacy of the bank and the bank must submit a restructuring plan to the Prime Minister;
- if the bank fails to pay any deposit when due or suffers a capital deficit, financial aid is available for the bank to cover the total amount to be paid by the bank; and
- if the bank fails to pay any deposit when due and suffers a capital deficit, and the systematic risk could not be avoided by the above measure, the Prime Minister will commence Special Crisis Administrative Proceedings against the bank.

The DIC has a responsibility to make available the funds necessary to implement the measures above by establishing a "crisis response account" and may, subject to the approval of the Prime Minister and the Minister of Finance, borrow from the Bank of Japan, private financial institutions or other institutions or issue DIC bonds in order to do so.

The Japanese government proclaimed in its "Program for Financial Revival" released in October 2002 that the injection of public funds under the Deposit Insurance Law and the provision of liquidity through special loans by the Bank of Japan be implemented promptly as needed in order to resolve the banking sector's non-performing loan problems by the fiscal year ended March 31, 2005. Discussions by the Financial System Council concerning the necessity of a new public funds system and other relevant issues culminated in the July 2003 release of a "Report of the Second Sub-Committee Regarding the Use of Public Funds for Financial Institutions," in which the council articulated a proposed framework for the introduction of a new scheme to inject capital into banks using public funds.

Under the Deposit Insurance Law, the DIC is empowered to establish, manage and fund bridge banks. The DIC is also empowered to instruct the RCC to purchase assets from failed banks and to manage or dispose of such assets. The DIC provides loans and guarantees to the RCC to finance such acquisitions and management by the RCC and compensates the RCC for losses incurred in connection with these activities. For the above business, the DIC is authorized, subject to the approval of the Prime Minister and the Minister of Finance, to borrow from the Bank of Japan or other financial institutions, or to issue DIC bonds, for the "general account," which borrowing and bonds are guaranteed by the Japanese government.

Under the Financial Reconstruction Law, the DIC was empowered to designate the RCC to purchase assets from failed as well as sound financial institutions that applied for purchases prior to March 31, 2001. Under an amendment of that law that became effective as of June 27, 2001, this period was extended solely with respect to sound financial institutions to March 31, 2004. The DIC established a "financial reconstruction account" and may, subject to the approval of the Prime Minister, borrow from the Bank of Japan, private financial institutions or other institutions or issue DIC bonds to carry out these purchases. Under the amended Financial Reconstruction Law, which became effective on January 11, 2002, the RCC has been given new powers to assist in the speedy resolution of Japanese banks' non-performing loan problems by purchasing assets from sound financial institutions at market prices set through a public bidding process or by private negotiation with a disposing bank.

The Industrial Revival Law

Pursuant to the Industrial Revival Law, the DIC established the Industrial Revitalization Corporation of Japan, or IRC, in April 2003. Japanese banking corporations, including us, voluntarily invested an aggregate of ¥50 billion to capitalize the IRC. As of March 31, 2006, our aggregate contribution amount was ¥250 million.

The IRC's mandate is to identify need-attention borrowers that are good candidates for revitalization. Once a company is selected for support, the IRC acquires its outstanding loans from lenders and, typically with one or more private sector sponsors, supports the company's restructuring in order to recover its investments within three years. The application period of purchases of loans from financial institutions by the IRC expired on March 31, 2005. The IRC is initially expected to operate for

approximately five years. In the case of a deficit at the end of that period, the Japanese government is expected to support the IRC.

Capital Adequacy

In 1988, the Basel Committee issued a statement containing its agreement on a framework for measuring the capital adequacy of international banking organizations, or the Basel Accord. The Basel Accord, which was endorsed by the G-10 Central Bank Governors, established a risk-adjusted asset ratio as the principal measure of capital adequacy. This ratio compares a bank's capital base, which is divided into two tiers, to its assets and off-balance sheet exposures adjusted according to broad categories of relative credit risk. The Basel Accord sets minimum international risk asset ratios, but national banking regulators are permitted to set further ratios.

The capital adequacy guidelines applicable to Japanese banks with overseas branches or banking subsidiaries supervised by the FSA closely follow the risk-adjusted approach proposed by the Basel Committee on Banking Supervision Practices and are intended to strengthen further the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions. Five categories of risk weights (0%, 10%, 20%, 50% and 100%) are applied to the different types of balance sheet assets. Off-balance sheet exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then adjusted in the same manner as balance sheet assets involving similar counterparties (except that the maximum risk weight is 50% for exposures relating to derivatives, such as foreign exchange and interest rate swap or option contracts).

With regard to capital, these guidelines are in accordance with the standards of the Basel Accord for a target minimum standard risk-adjusted capital adequacy ratio of 8.0% (at least half of which must consist of Core Capital (Tier I), or a risk-adjusted Core Capital adequacy ratio of 4.0%) on both a consolidated and non-consolidated basis for banks with overseas branches or banking subsidiaries. These guidelines place considerable emphasis on tangible equity capital and disclosed reserves as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Core Capital (Tier I), Supplementary Capital (Tier II) and Junior Supplementary Capital (Tier III). Core Capital generally consists of stockholders' equity less any recorded goodwill and consolidation adjustment accounts. Supplementary Capital generally consists of (i) general reserves for loan losses, subject to a limit of 1.25% of total risk-adjusted assets and off-balance sheet exposures, (ii) 45% of each of the gains on valuation of certain securities classified as available-for-sale securities under Japanese accounting rules and of the unrealized appreciation in the value of land, (iii) the balance of subordinated perpetual debt, and (iv) the balance of subordinated term debt with an original maturity of over five years and limited-life preferred term shares up to 50% of Core Capital. Supplementary Capital may be included in a bank's capital base up to the amount equivalent to Core Capital (less Junior Supplementary Capital (as defined below) in the case where market risk is included in the capital adequacy ratio calculation). Junior Supplementary Capital consists of the balance of subordinated term debt with original maturity of at least two years. Junior Supplementary Capital may be counted, subject to certain conditions, according to the amount of market risk or the amount of Core Capital.

Japanese banks without overseas branches or banking subsidiaries, which we are currently categorized as, are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that those banks are required to have a minimum risk-adjusted capital adequacy ratio of 4.0%, at least half of which must consist of Tier I capital, while a portion of Tier II capital (including a portion of general reserves for loan losses exceeding a limit of 0.625% of total risk-adjusted assets and off-balance sheet exposures and the gains on valuation of certain securities classified as available-for-sale securities under Japanese accounting rules) and all of Tier III capital is not included in the calculation of the capital adequacy ratio. In addition, market risk is not included in the capital adequacy ratio calculation. As Aozora currently has no overseas branches or banking subsidiaries, we are currently subject to this lower 4% capital adequacy ratio requirement. The methods of calculating the ratios are similar to those used for banks with overseas branches or banking subsidiaries operations.

Effective March 1998, Japanese banks with overseas branches or banking subsidiaries are required to measure and apply capital charges with respect to their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. The risks subject to this requirement are:

- the risks pertaining to interest rate related instruments and equities in the trading account; and
- foreign exchange risk and commodities risk throughout the bank.

In June 2004, the Basel Committee announced amended rules with respect to minimum capital requirements, including (i) amended risk weight calculations, including the inclusion of operational risk and the introduction of internal rating-based approaches, (ii) supervisory review and (iii) market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the borrower of the risk assets. The better the credit rating of a borrower, the less the risk weight applicable to the risk assets owed by it would be. Also, the amended rules require financial institutions to establish an internal risk management system and a reserve requirement for operational risk.

Although guidelines for Japan implementing all of the amended rules announced by the Basel Committee in June 2004 have not yet been completed, the new guideline implementing the amended risk weight calculations discussed in the previous paragraph was enacted in March 2006 and will generally take effect as of March 31, 2007. The new rules prescribed in the guideline will change the risk weight calculation by introducing, among others, the risk weight according to credit ratings assigned to borrowers by designated rating agencies. As an alternative to this standardized approach, which is still dependent on the external valuation on credit quality as is the current risk weight calculation, the new rules will permit Japanese banks that engage in more sophisticated risk-taking and have developed advanced risk measurement systems, with an approval by the FSA, to choose an internal ratings-based approach to credit risk, or the IRB approach. Under the IRB approach, banks may rely, to some extent, on their own measurements of borrowers' credit risks to determine their capital requirements, subject to strict data, validation and operational requirements. There are two kinds of IRB approaches: a foundation approach and an advanced approach. Banks using the foundation IRB approach can use their own measurements only with regard to the estimate of the probability of default, while banks using the advanced IRB approach can use their own measurements with regard not only to the estimate of the probability of default but also to the loss given default and some other parameters.

In addition, the new rules will also permit banks to choose one of three approaches for measuring their exposure to operational risk: the basic indicator approach, the standardized approach and the advanced measurement approach, or the AMA approach. Under the basic indicator approach, banks need to maintain capital for operational risk equal to the average of a designated percentage of annual gross profits over the preceding three fiscal years. Under the standardized approach, banks' activities are divided into eight business lines, and the amount of operational risk is calculated by aggregating the products of gross profits of each business line and a designated percentage assigned to each business line. Under the AMA approach, banks can rely on their own measurements to estimate operational risk. Approval of the FSA will be necessary in order for a Japanese bank to adopt the standardized approach or the AMA approach.

We are currently reviewing the anticipated effects on our capital adequacy ratio due to the planned implementation of Basel II risk-weighting requirements applicable to Japanese banks in March 2007. Based on our current balance sheet, after the amended guidelines are implemented we expect that our Tier I capital adequacy ratio will continue to be substantially in excess of the 8% total capital adequacy ratio required for Japanese banks with overseas branches or banking subsidiaries.

Prompt Corrective Action and Self-Assessment

Pursuant to legislation enacted in June 1996, the prompt corrective action system was introduced as of April 1, 1998. Under such banking laws and regulations issued thereunder, the Prime Minister may, depending upon the extent of capital deterioration of a financial institution, take certain corrective action such as requiring a financial institution to formulate and implement reform measures, requiring it to suspend all or part of its business operations, reducing its assets, restricting increases in the amount of its assets or requiring it to take other specific actions. The prompt corrective action system also requires financial institutions to establish an "self-assessment" program. Financial institutions, including Aozora, are required to analyze their assets giving due consideration to accounting principles

and other applicable rules and to classify their assets into various categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications will determine whether an addition to or reduction in reserves or write-offs is necessary.

Based on this legislation, the JICPA issued guidelines for the accounting practice for Japanese banks effective the fiscal year ended March 31, 1998. Pursuant to these guidelines, banks are required to classify substantially all of their claims by reference to the relevant borrowers into five categories (normal borrowers, need attention borrowers, in danger of bankruptcy borrowers, *de facto* bankrupt borrowers, and legally bankrupt borrowers), based on their self-assessment program, and calculate necessary allowances for possible loan losses based on these categories.

In addition, the Financial Reconstruction Law, together with the related guidelines of the FSA, require banks to classify their assets in the following four categories by reference to the nature of the relevant assets:

- non-categorized, or "normal" claims;
- special attention claims;
- doubtful claims; and
- claims against bankrupt and *de facto* bankrupt borrowers.

Based on the foregoing, we have developed internal guidelines for self-assessment of our assets taking into account various factors, including the classification of our debtors (including borrowers and guarantors). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Loan Portfolio — Asset Quality and Reduction of Problem Loans."

Under the prompt corrective action system, if the capital adequacy ratio of a bank without overseas branches or banking subsidiaries, such as Aozora, becomes less than 4% but not less than 2%, the FSA may require the bank to submit and implement a capital reform plan. If the capital adequacy ratio of a bank without overseas branches or banking subsidiaries becomes less than 2%, but not less than 1%, the FSA may order the bank to submit and implement a plan for improving its capital; prohibit or restrict the payment of dividends to shareholders or bonuses to officers; reduce the bank's assets or restrict the increase of its assets; prohibit or restrict the acceptance of deposits under terms disadvantageous compared to ordinary terms; reduce the business of some offices; eliminate some offices other than the bank's head office; or reduce businesses other than the banking business, or prohibit the expansion of those businesses. If the capital adequacy ratio of a bank without overseas branches or banking subsidiaries becomes less than 1% but not less than 0%, the Commissioner of the FSA may order the bank to increase its capital adequacy ratio, reduce substantially its business, merge or abolish its banking business. If the capital adequacy ratio of a bank without overseas branches or banking subsidiaries becomes less than 0%, the Commissioner of the FSA may order the bank to suspend all or part of its business.

Credit Limits and Reserves

The Banking Law restricts the aggregate amount of loans, guarantees and capital investments to any single customer for the purposes of avoiding excessive concentration of credit risk. The aggregate amount of lending, which for this purpose includes equity investments, guarantees or other extensions of credit, by a bank (or a bank together with its subsidiaries and affiliates), with some exceptions, may not exceed 25% (or 15% if the client is a principal shareholder of the bank) of the total qualifying capital of the bank (or the bank together with its subsidiaries and affiliates) with respect to a single customer and 40% of total qualifying capital of the bank (or the bank together with its subsidiaries and affiliates) with respect to a customer group.

A bank's reserves for possible loan losses are calculated based on the bank's self-assessed borrower categories of normal borrowers, need attention borrowers, in danger of bankruptcy borrowers, *de facto* bankrupt borrowers, and legally bankrupt borrowers described in "— Prompt Corrective Action and Self-Assessment" above.

Based on accounting standards for banks issued by the Japanese Bankers Association, for statutory purposes, a bank is required to establish three categories of reserves as follows:

- a general reserve is established to account for an amount at a specified rate of the aggregate amount of specified outstanding loans of the bank at each balance sheet date;

- a specific reserve is established for specific loans, the repayment of which is considered materially doubtful, in amounts equal to the expected loan losses of those loans; and

- a reserve for possible loan losses relating to restructuring countries, which is the reserve for loans to certain countries which fall within a classification of restructuring countries.

Banks may establish the amount of reserves for their loan portfolio considered adequate by them on a balance sheet date, even if all or part of those reserves are not tax-deductible under Japanese tax law.

On January 25, 1999, the Financial Reconstruction Commission announced its "Guidelines Concerning Write-offs and Reserves" with respect to problem loans required for large banks which applied for capital injections of public funds pursuant to the Early Strengthening Law. Thereafter, the FSA issued a set of operating guidelines, the Financial Inspection Manual, on inspection of financial institutions including credit-risk management and the standards concerning write-offs and reserves. Although the Financial Inspection Manual itself does not have the force of law, the FSA inspection of banks is based upon the manual. As a result of the inspection, the FSA may exercise its authority over banks, including suspension or termination of their banking business pursuant to the Banking Law.

FSA Program for Financial Revival

In October 2002, the FSA announced a new program for financial revival in order to restore trust in the Japanese financial system. A number of the measures and proposals were intended to stabilize the Japanese financial system as well as provide a safety net for borrowers and depositors. The FSA also stated that if a financial institution falls into financial distress, has inadequate capital to carry on its business or faces similar prospects, the FSA will immediately implement a "special support" framework in cooperation with the Bank of Japan. Under that framework, the Japanese government and the Bank of Japan will take measures necessary to prevent systemic risk, including the Japanese government's injecting public funds under the Deposit Insurance Law and, if it is necessary to avoid the threat of financial crisis, requesting the Bank of Japan to extend emergency loans. The FSA has obtained significant powers over the management of a financial institution that receives special support, including the ability:

- to appoint inspectors to attend Board of Directors meetings and management committee meetings;

- to strongly urge management to clarify its responsibility for the financial institution's difficulties;

- to require the institution to divide its loan accounts into a "new account" and a "revival account" for the purposes of proper management of its assets; and

- to review business plans submitted by supported institutions.

The Task Force on Financial Issues, established within the FSA on December 27, 2002, advises the Minister for Financial Services as to whether their plans are appropriate and will also advise the FSA on appropriate actions if a financial institution is expected to remain unprofitable even after adopting management reforms.

In addition, the FSA reviewed whether a new legislative framework should be established to allow the Japanese government to invest new public funds into a financial institution in order to maintain the stability of the Japanese financial system.

The program also seeks to ensure that small and medium-sized enterprises continue to have access to adequate financing by supporting measures to broaden the variety of means through which small and medium-sized enterprises can obtain funding, as well as monitoring banks to ensure that they do not unjustifiably deny or reduce funding to small and medium-sized enterprises.

In addition to promoting the stability of the financial system and revitalizing borrowers, a third pillar of the program was a series of measures and proposals to reform Japanese banking regulation by mandating more stringent assessment of the value of loans, enhancing banks' capital bases and strengthening their corporate governance.

The Financial Function Reinforcement Law

In June 2004, the "Law Concerning Special Measures for Reinforcement of Financial Function," or the Financial Function Reinforcement Law, was enacted under the FSA Program for Financial Revival. The law became effective in August 2004. The Financial Function Reinforcement Law has created a new public funds system that enables the government to make capital contributions to assist financial institutions, including banks, in promoting further realignment of the local financial sector, thereby reinforcing financial functions.

The purpose of this new public funds system is to create a time-limit system that allows the government to provide public support to reinforce local financial functions, and the system is expected to contribute to the revitalization of local economies and the stability and reinforcement of the financial system. This new law can be summarized as follows:

- Financial institutions can request the DIC until the end of March 2008 that the DIC subscribe for their shares (generally non-voting preferred stock, but in certain cases, common stock) or subordinated corporate bonds, or to grant subordinated loans with the aim of securing the institution's capital adequacy. Financial institutions that are subsidiaries of holding companies of financial institutions can procure capital contributions from the DIC indirectly through those holding companies.

- A financial institution directly or indirectly requesting the DIC to subscribe for its shares or subordinated corporate bonds, or to grant subordinated loans, must submit a management reinforcement plan to the relevant governmental minister. In the management reinforcement plan, the financial institution must establish quantitative targets such as profitability and efficiency and explain measures it plans to take to achieve the targets. The plan must also describe measures to be taken to establish a responsible management system, as well as to contribute to the revitalization of the local economy, such as promotion of credit extension.

- When the management reinforcement plan is submitted, the relevant minister will determine whether or not the DIC should extend capital support based on, among other things, how effective the financial institution is expected to be in improving its profitability and efficiency, implementing its management reinforcement plan in a smooth and reliable manner, and contributing to promotion of further realignment of the local financial sector.

- When the proposed subscription is approved, the management reinforcement plan will be published. Once submitted, the management reinforcement plan cannot be changed in the absence of any unavoidable circumstance, such as unpredictable change in the economic situation. Financial institutions that have submitted their management reinforcement plans have the obligation to submit periodic reports on how they have been implementing their plans, and the relevant minister can also issue an order to direct financial institutions to submit reports, implement measures described in the management reinforcement plan and take other necessary, prudent measures.

The DIC has established the financial function reinforcement account as a special account for operations relating to its capital support under the Financial Function Reinforcement Law, and has procured a government-guaranteed facility to raise funds necessary for these operations. The government-guaranteed facility for the fiscal year ended March 2006 was ¥2 trillion.

FSA Program for Further Financial Reform

In December 2004, the FSA announced its "Program for Further Financial Reform," a series of proposals intended to establish a more vigorous financial system for the future of Japan, which was followed by a work schedule announced in March 2005. The Program for Further Financial Reform intends a shift from the focus of previous regulatory initiatives on the problem of non-performing loans. The stated goals of the Program for Further Financial Reform include:

- to emphasize the needs of consumers of financial services and to implement a comprehensive system of rules to protect these consumers' rights;

- to promote the development of a financial system and financial administration with an international perspective; and

- to establish more reliable financial administration through greater transparency and the promotion of more efficient practices.

As part of the measures included in the Program for Further Financial Reform, the FSA issued the *"Guidelines for Financial Conglomerate Supervision"* on June 24, 2005 to address the risks inherent to financial conglomerates, such as inefficiency of management due to complex organization, conflict of interests and transmission or concentration of risks within the conglomerate. The Guidelines for Financial Conglomerate Supervision provide items to focus on in connection with the supervision of financial conglomerates, with respect to financial soundness, risk management and operations from the perspective of the risks inherent to the conglomerates.

In addition, as part of a measure to expand distribution channels of financial products and services stated in the Program for Further Financial Reform, a recent amendment to the Banking Law effective April 1, 2006 deregulated the restriction on the ability of banks to use sales agents that offer banking services on their behalf. See "— Scope of Activities of Ordinary Banks — Liberalization of the Financial Services Industry."

Restriction on Aggregate Shareholdings by Banks

The Law Concerning Restriction on Shareholdings by Banks, which became effective on January 4, 2002, requires Japanese banks, Japanese bank holding companies and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings of equity securities to an amount equal to 100% of their consolidated Tier I capital, with certain adjustments, from September 30, 2006 in order to reduce exposure to stock price fluctuations. Treasury shares, shares issued by subsidiaries, shares not listed on any stock exchange or not registered with any over-the-counter market, shares held in a trust account by a trust bank, and shares acquired through debt-for-equity swaps in restructuring transactions are excluded from this limitation. Because of these restrictions, some banks may have to dispose of a considerable portion of their equity holdings, including cross-holdings, by the end of September 2006.

FSA Approval Requirement Applicable to Principal Shareholders of Banks

Under an amendment to the Banking Law that took effect in April 2002, a shareholder is required to obtain FSA approval before acquiring an ownership interest in a bank exceeding 20% of the bank's outstanding voting rights (or 15%, if the shareholder's interest is accompanied by certain rights indicative of control or influence over the bank's affairs). In evaluating whether to grant such approval, the FSA examines the proposal and qualifications of the principal shareholder in order to determine whether:

- giving consideration to the source of funds, purpose of ownership and other matters regarding ownership by the applicant, the applicant would not adversely affect the sound and proper management of the bank;
- after assessing the asset condition (including, if the applicant is a business concern, the cash flow) of the applicant, the applicant would not adversely affect the sound and proper management of the bank; and
- in light of its personnel structure and other relevant matters, the applicant fully understands the public nature of the business operations of banks and has a satisfactory social reputation.

Any bank shareholder whose ownership interest in a bank on April 1, 2002 exceeded the relevant threshold was required to obtain FSA approval no later than March 31, 2004 in order to maintain its ownership interest. One of our principal shareholders, Cerberus NCB Acquisition, L.P., received such approval concerning its interest in Aozora in August 2003. In addition, the FSA may request the submission of reports or other materials from, or may conduct an inspection of, any such principal shareholder of a bank if the FSA deems such action necessary in order to secure sound and appropriate operation of the bank. Under limited circumstances, the FSA may order such principal shareholder to take such measures as the FSA deems necessary.

In addition, the Banking Law requires any person who has become a holder of more than 5% of the total voting rights of a bank to file a report with the Commissioner of the FSA within five business days. A similar report must also be made if the percentage of the holding subsequently increases or

decreases by 1% or more, or if there is any change in the information included in a previously filed report.

Although the FSA approval requirement and shareholder filing obligation discussed above do not currently apply to holders of our preferred stock, the requirements may affect proposed transfers of the preferred stock in amounts which, upon conversion to common stock, would involve FSA approval or reporting, or if any preferred stock were to be accorded general voting rights.

FSA Announcement on Approaches to the Disposal of Government-owned Preferred Stock

On October 28, 2005, the FSA released a statement announcing that the disposal of preferred stock and other forms of publicly held securities should be profitable, considering the taxpayers' interest, but noted that disposals would generally be made at the request of the issuing financial institution in accordance with and in respect of the issuing financial institution's capital policy. On the same day, following the announcement by the FSA, the DIC announced a non-binding guideline based on the FSA's approach and applicable to both the DIC and the RCC. According to the guideline, while any decision on the disposal of preferred stock or other publicly held securities will in principle be made upon request of, and after consultation with, the issuing financial institution, the decision will also take into account the following criteria:

- whether the disposal will be profitable and advantageous (the disposal will be deemed profitable when the market price of the common stock has been approximately 150% or more of the conversion price of the preferred stock for approximately 30 consecutive trading days);
- whether the disposal will adversely affect the market due to the method or size of the disposal or otherwise impair financial system stability; and
- whether the disposal will impair the issuing financial institution's business soundness.

Sales of Financial Products

As a result of the deregulation of the financial services industry, more financial products, including highly structured and complicated ones, can now be more freely marketed to retail customers. In response to this development, the Law of Sales of Financial Products, which became effective in April 2001, introduced measures to protect consumers by requiring financial service providers to provide customers with information concerning the risks for loss of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers are financial service providers or have waived their right to receive such explanations. The law also holds financial service providers liable for damages caused by a failure to follow those requirements, and establishes a rebuttable presumption that the amount of damages is the amount of principal lost. Additionally, the law requires financial service providers to endeavor to solicit customers in an appropriate manner. In particular, financial service providers must formulate and publicize a solicitation policy that deals with, among other things:

- how they take into consideration the knowledge, investment experience and asset conditions of customers when soliciting;
- the methods for soliciting and the time of day during which they solicit; and
- other matters necessary to ensure appropriate soliciting.

Financial service providers that fail to formulate or publicize a solicitation policy will be subject to administrative fines.

Law Concerning Identification by Financial Institutions

To address money laundering and terrorism concerns, the Law Concerning the Identity Verification of Customers etc. by Financial Institutions and the Prevention of Improper Use of Bank Accounts came into force in January 2003. Under the law, when a financial institution enters into a transaction with a customer, the financial institution is required to identify the customer and prepare and keep records of the identity of the customer and details of the transaction as prescribed by ministerial order.

The Personal Information Protection Law

The Law Concerning Protection of Personal Information became effective in April 2005 and the law and related guidelines impose various requirements on businesses that use databases containing personal information. The requirements include appropriate possession and use of personal information and restriction on providing personal information to third parties. As an institution in possession of personal information, we are subject to this law.

Recent Developments

The Depositors Protection Law

The Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards came into effect in February 2006. This law requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made by using forged or stolen bank cards. The law also requires financial institutions to, among other things, compensate depositors for any amount illegally withdrawn using forged or stolen bank cards, subject to certain conditions being satisfied.

The Financial Instruments and Exchange Law

On June 14, 2006, legislation to amend the Securities and Exchange Law was promulgated to broaden and strengthen investor protection and reduce trading costs through relaxing of certain excessive regulatory restrictions. This amendment involves substantial changes to the Securities and Exchange Law, and will rename the Securities and Exchange Law to the "Financial Instruments and Exchange Law." These changes include, among other things:

- the development of comprehensive and cross sectoral regulations covering a wide range of financial instruments;
- the enhancement of corporate disclosure by requiring listed companies to file quarterly reports and reports concerning internal controls and to provide confirmations of the content of their annual reports; and
- the relaxing of certain transactional regulations through flexible application depending on the type of investors (professional or general public) involved.

For example, financial derivatives and derivative-embedded financial products will be subject to the Financial Instruments and Exchange Law. Further, the new law will be accompanied by various amendments to financial regulatory laws, including the Banking Law. These amendments implement more stringent regulatory requirements in certain areas of the financial industry, while also authorizing certain kinds of new financial businesses which were previously prohibited under the Banking Law.

The new Financial Investments and Exchange Law is expected to come into effect by December 14, 2007. Certain amendments to the Securities and Exchange Law, promulgated on the same date, including those relating to tender offers and large shareholder reports, will come into effect at an earlier date.

Other

Elsewhere in the world our operations are subject to regulation and control by local central banks and monetary authorities.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is a summary of the material information concerning our capital stock, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations that are currently in effect, and of the Company Law of Japan, or the Company Law. Because it is a summary, this discussion should be read together with the articles of incorporation and the share handling regulations, copies of which may be obtained from us.

Due to recent implementation of the Company Law on May 1, 2006, interpretation of the Company Law remains unclear and its enforcement by Japanese regulatory authorities has not been finally established.

Common Stock

General

Our common stock is not currently listed or quoted on any stock exchange or traded on any over-the-counter market, including in Japan and the United States.

Our authorized share capital consists of 3,772,000,000 shares of common stock, of which 1,417,435,000 shares are issued and outstanding and 352 shares are held as treasury stock.

Under the Company Law, the shares have no par value. There are no redemption or sinking fund provisions applicable to our common stock. Under the Company Law, any transfer of our common stock is made by delivery of the relevant share certificates. However, in order to assert shareholders' rights against us, the transferee must have his or her name and address registered on our register of shareholders. Under our share handling regulations, shareholders are required to file their names, addresses and seal impressions with The Sumitomo Trust and Banking Company, Limited, which is the manager for the register of shareholders, or the transfer agent. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy and provide related services upon payment of their standard fee.

Dividends

Under the Company Law, we may distribute dividends in cash and/or in kind by resolution of a general meeting of shareholders, with no restrictions on the timing and frequency of such distributions. Distributions of dividends are required in principle to be authorized by a resolution of a general meeting of shareholders. However, our articles of incorporation provide that we shall authorize distributions of dividends by a resolution of the Board of Directors as long as our non-consolidated annual financial statements and certain documents for the last fiscal year present fairly our assets and profit or loss, as required by ordinances of the Ministry of Justice.

Distributions of dividends may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of dividends is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the Board of Directors, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of dividends must be approved by a special resolution of a general meeting of shareholders.

Our articles of incorporation provide that we are relieved of our obligation to pay any dividends that go unclaimed for five years after the date they first become payable. Payments of dividends on our common stock are also subject to the preferred payment of dividends on our preferred stock. See "— Preferred Stock" for a description of the preferred stock dividends.

Under the Banking Law, when we make distributions of dividends, if the sum of additional paid-in capital and legal reserve is less than the stated capital, we must, until such sum reaches the amount of the stated capital, set aside in our additional paid-in capital and legal reserve an amount equal to one-fifth of the amount of dividends so distributed as required by ordinances under the Banking Law.

Under the Company Law, we may distribute any dividends up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a) the amount of surplus, as described below;

(b) in the event that extraordinary financial statements as of, or for a period from the beginning of the business year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of (x) the net income for such period described in the statement of the operation constituting the extraordinary financial statements and (y) the other amount as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c) the book value of our treasury stock;

(d) in the event that we disposed of treasury stock after the end of the last business year, the amount of consideration that we received for such treasury stock;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of the operation constituting the extraordinary financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount as it appears on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of surplus is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. below, on an unconsolidated basis:

I. the aggregate of other capital surplus and other earned surplus at the end of the last business year;

II. in the event that we disposed of treasury stock after the end of the last business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III. in the event that we reduced our stated capital after the end of the last business year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal reserve (if any);

IV. in the event that additional paid-in capital and/or legal reserves were reduced after the end of the last business year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V. in the event that we canceled treasury stock after the end of the last business year, the book value of such treasury stock;

VI. in the event that we distributed dividends after the end of the last business year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

VII. the aggregate amounts of a. through c. below, less d. below:

a. in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal reserve and/or stated capital after the end of the previous business year, the amount so transferred;

b. in the event that we distributed dividends after the end of the previous business year, the amount set aside in our reserve;

c. in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and

d. in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the aggregate amount of (i) the amount of our additional paid-in capital after such merger, corporate split or share exchange, less the amount of our additional paid-in capital before such merger, corporate split or share exchange, and (ii) the amount of our legal reserve after such merger, corporate split or share exchange, less the amount of our legal reserve after such merger, corporate split or share exchange.

In Japan, the "ex-dividend" date and the record date for any dividends come before the date a company determines the amount of dividends to be paid.

For information as to Japanese taxes on dividends, please refer to "Taxation — Japanese Taxation."

Capital and Reserves

Under the Company Law, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal reserve by resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as stated capital. However, pursuant to our articles of incorporation, such reduction of additional paid-in capital or legal reserve may be determined by our Board of Directors if such reduction is made only to replenish a capital deficiency. We may also transfer all or any part of surplus as described in "— Dividends" above to stated capital, additional paid-in capital or legal reserve by resolution of a general meeting of shareholders; *provided* that such transferred surplus shall be transferred from other capital surplus when transferred to the stated capital or the additional paid-in capital, and from other earned surplus when transferred to the legal reserve. We may generally reduce our stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital. See "— Common Stock — Voting Rights" below for more details regarding such resolutions.

Share Splits

We may at any time split shares in issue into a greater number of the same class of shares by a resolution of the Board of Directors. A company which has issued only one class of shares may generally amend its articles of incorporation to increase the number of the authorized shares to be issued up to a number in proportion to the share split by resolution of our Board of Directors rather than a special resolution of a general meeting of shareholders, which is otherwise required for amending the articles of incorporation, although this principle is not applicable to us as of the date of this offering memorandum since we have classes of shares issued in addition to common stock.

In the event of a share split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the share split will be issued to shareholders and registered pledgees. When a share split is to be made, we must give public notice of the share split, specifying the record date therefor, at least two weeks prior to such record date.

Gratuitous Allocation

Under the Company Law, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of our Board of Directors; *provided* that although our treasury stock may be allotted to our shareholders, any allotment of shares will not accrue to our shares of treasury stock.

Reverse Stock Split

We may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of shareholders. We must give public notice (in addition to providing individual notice to each shareholder and registered pledgee) within a period of not less than one month before the effective date of reverse stock split that share certificates must be submitted to us for exchange. When a reverse stock split is to be made, we must give notice to each shareholder or public notice of the reverse stock split, at least two weeks prior to the effective date of the reverse stock split.

Unit Share System

Our articles of incorporation provide that one thousand shares constitute one "unit" of our common stock. Our Board of Directors is permitted to reduce the number of shares that will constitute one unit or to abolish the unit share system entirely by amending our articles of incorporation, without shareholders' approval. In such cases, individual or public notice must be given to shareholders without delay after the effective date of such amendment.

Our articles of incorporation provides that no share certificates shall be issued with respect to any shares constituting less than one unit. As the transfer of shares normally requires delivery of the relevant share certificates, any shares constituting less than one unit for which no share certificates are issued will not be transferable. A holder of shares constituting less than one full unit may at any time request that we purchase such shares at the current market price as determined pursuant to the Company Law, which request may not be withdrawn without our consent.

In addition, our articles of incorporation provide that, pursuant to our share handling regulations, a holder of shares constituting less than one full unit has the right to request that we sell to such holder such number of shares constituting less than one full unit which, when added to the shares constituting less than one full unit currently owned by such holder, will constitute one full unit.

Under the unit share system, a shareholder has one vote for each unit of shares held. Shares not constituting a whole unit will carry no voting rights and will be excluded from consideration of a quorum for voting purposes. Except as otherwise described above, holders of shares constituting less than one unit have the rights granted to shareholders in general except for the rights which are specifically not granted to such holders of shares constituting less than one unit under our articles of incorporation.

General Meeting of Shareholders

Our ordinary general meeting of shareholders is usually held every June in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is March 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof and certain other matters set forth in the Company Law and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in notice to our shareholders attending such general meeting, by submitting a request to a director at least eight weeks prior to the date set for such meeting.

The Company Law enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be considered at a general meeting of shareholders. Our articles of incorporation do not provide for loosening such requirements.

Voting Rights

A shareholder of record is entitled to one vote per one unit of our common stock, except that neither we nor any corporation, partnership or other similar entity no less than one-quarter of the voting rights of which are directly or indirectly owned by us shall have voting rights. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of our shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Company Law and our articles of incorporation provide that the quorum for the election of directors and corporate auditors is one-third of the total number of voting rights. Our articles of incorporation provide that common stock may not be voted cumulatively for the election of directors. Shareholders of a company (a) having 1,000 or more shareholders or (b) approving a vote in writing at a meeting of our Board of Directors may exercise voting rights in writing.

The Company Law provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

- any amendment to our articles of incorporation (except for amendments that may be authorized solely by our Board of Directors under the Company Law);
- a reduction of stated capital, subject to a certain exception under which a shareholders' resolution is not required, such as a reduction of capital for the purpose of replenishing capital deficiencies;
- a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders' resolution is not required;
- the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders' resolution is not required;
- the taking over of the whole of the business of any other corporation;
- a corporate split, subject to certain exceptions under which a shareholders' resolution is not required;
- share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders' resolution is not required;
- any issuance or transfer of new shares or existing shares held by us as treasury stock at a "specially favorable" price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a "specially favorable" price or in a "specially favorable" condition to any persons other than shareholders;
- any acquisition by us of our own shares from specific persons other than our subsidiaries;
- reverse stock split; or
- the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or

represented at the meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among our shareholders of common stock in proportion to the number of shares they hold, subject to distribution payments for shares with a liquidation preference, if any. See "— Preferred Stock" for a description of the liquidation rights of our preferred stock.

Issuances of Additional Shares and Preemptive Rights

Holders of our common stock have no preemptive rights. Authorized but unissued common stock may be issued at the times and on the terms as our Board of Directors determines, so long as the limitations with respect to the offering of new common stock at "specially favorable" prices are observed, as described above. Our Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of shares of common stock as of a record date for which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. Such rights to subscribe for new shares may not be transferred. However, the Company Law enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See "— Stock Acquisition Rights" below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction to enjoin such issuance with a court of law.

Reports to Shareholders

We provide our shareholders with notices of general meetings of our shareholders, annual business reports, including financial statements, and notices of resolutions adopted at the general meetings of our shareholders, all of which are in Japanese.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is March 31. The record date for interim dividends is September 30. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice.

Acquisition by Us of Our Own Common Stock

We may acquire our own shares:

- by purchase on any stock exchange on which our shares are listed or by way of tender offer, pursuant to a resolution of our Board of Directors;
- by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and
- by purchase from any of our subsidiaries, pursuant to a resolution of our Board of Directors.

If we acquire shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) the final price at the market trading such shares as of the date of such request and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer, any shareholder may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as dividends. See "— Common Stock — Dividends" above for more details regarding this amount.

Shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the Board of Directors. We may also transfer the shares held by us to any person, subject to a resolution of our Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in "— Common Stock — Issuances of Additional Shares and Preemptive Rights." We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Preferred Stock

We have two classes of preferred stock outstanding. In addition to the following summary, details on the terms of our preferred stock are given in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Capital Resources and Adequacy" and the notes to the financial statements included in this offering memorandum.

Class A Series 4 Preferred Stock

Our authorized share capital includes 24,072,000 shares of our Class A Series 4 preferred stock, all of which are issued. In the event that we pay a dividend on our common stock, the holders of our Class A Series 4 preferred stock are entitled to first receive a dividend of ¥10 per share of Class A Series 4 preferred stock. If we are not able to pay the full amount of dividends to the holders of our Class A Series 4 preferred stock during a certain fiscal year, any remaining amount shall not accumulate in subsequent fiscal years. In the event that we pay interim dividends on our common stock, preferred dividends of up to one-half of the preferred dividend amount as set forth above must first be paid on our Class A Series 4 preferred stock. Any such preferred interim dividend amount shall be deducted from the preferred dividend amount payable on the preferred stock in the same fiscal year. Our Class A Series 4 preferred stock is entitled to a preferred distribution upon liquidation, which shall not exceed ¥1,000 per share of Class A Series 4 preferred stock. We shall distribute annual or interim dividends and make any liquidation distribution *pari passu* with holders of the Class C Series 5 preferred stock on a *pro rata* basis. Our articles of incorporation provide for a unit share system with respect to our Class A Series 4 preferred stock. No holder of our Class A Series 4 preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise provided for by the Company Law or by our articles of incorporation. Our articles of incorporation provide that holders of Class A Series 4 preferred stock will be entitled to have one voting right per share of Class A Series 4 preferred stock at our general meetings of shareholders:

- from the time of any ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted at such meeting to the time when a resolution to declare a preferred dividend is to be approved for the first time thereafter; and
- from the time of the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting to the time when a resolution to declare a preferred dividend is to be approved for the first time thereafter.

Holders of preferred stock may have the right to vote separately as a class with respect to certain amendments to our articles of incorporation, major corporate transactions and other matters provided in the Company Law, such as mergers, if such amendment, transaction or matter would be prejudicial to the interests of holders of preferred stock.

Holders of our Class A Series 4 preferred stock may convert their shares into shares of our common stock at any time until March 31, 2018, subject to certain restricted periods, at a conversion rate of 5 shares of our common stock for each share of our Class A Series 4 preferred stock, which is equivalent to a per-share conversion price of ¥200 per share of our common stock. The terms of our Class A Series 4 preferred stock provide that the conversion rate will be reset on October 1 of each year if the conversion rate as recalculated in accordance with a formula based on the then recent market value of our common stock would result in an upward revision to such conversion rate. However, the terms also provide that the maximum conversion rate shall not exceed 5 shares of our common stock for each share of our Class A Series 4 preferred stock. Because the current conversion rate of 5 shares of our common stock for each share of our Class A Series 4 preferred stock is equal to the maximum conversion rate, no further upward revisions of the conversion rate will occur, except for any adjustments that are made upon the occurrence of certain events such as an issuance of our common

stock at a subscription price lower than market value, an issuance of our common stock upon share split and an issuance of share acquisition rights and convertible stock for requesting the issuance of our common stock at a subscription price lower than market value. If the conversion rate is not adjusted, full exercise of all holders' conversion rights under the currently outstanding Class A Series 4 preferred stock will result in an issuance or transfer of 120,360,000 shares of common stock. Our Class A Series 4 preferred stock is mandatorily convertible into shares of our common stock on April 1, 2018 in general based on the then market price of our common stock or, if our common stock is not publicly traded, the then net asset value per share of our common stock.

Class C Series 5 Preferred Stock

Our authorized share capital includes 433,333,500 shares of our Class C Series 5 preferred stock, all of which are issued. In event that we pay a dividend on our common stock, the holders of our Class C Series 5 preferred stock are entitled to first receive a dividend of ¥7.44 per share of Class C Series 5 preferred stock. If we are not able to pay the full amount of dividends to the holders of our Class C Series 5 preferred stock during a certain fiscal year, any remaining amount shall not accumulate in the next fiscal year. In the event that we pay interim dividends on our common stock, preferred dividends of up to one-half of the preferred dividend amount as set forth above must first be paid on our Class C Series 5 preferred stock. Any such preferred interim dividend amount shall be deducted from the preferred dividend amount payable on the preferred stock in the same fiscal year. Our Class C Series 5 preferred stock is entitled to a preferred distribution upon liquidation, which shall not exceed ¥600 per share of Class C Series 5 preferred stock. Our articles of incorporation provide for a unit share system with respect to our Class C Series 5 preferred stock. The rights of holders of Class C Series 5 preferred stock to receive notice of, and to vote at, general meetings of shareholders and meetings of holders of preferred stock are the same as that for holders of our Class A Series 4 preferred stock, as described above.

Holders of our Class C Series 5 preferred stock may convert their shares into shares of our common stock at any time until October 2, 2012, subject to certain restricted periods. Holders of our Class C Series 5 preferred stock may currently convert at a conversion price of ¥450 per share of our common stock. The terms of our Class C Series 5 preferred stock provide that the conversion price will be reset on October 3 of each year, commencing on October 3, 2006, in accordance with a formula based on the then market price of our common stock or, if our common stock is not then publicly traded, the net asset value per share of our common stock. The most recent reset date was October 3, 2006. However, the terms also provide that the conversion price shall not exceed ¥540 or fall below ¥450. The conversion price will also be adjusted upon the occurrence of certain events such as an issuance of our common stock at a subscription price lower than market value, an issuance of our common stock upon share split and an issuance of share acquisition rights and convertible stock for requesting the issuance of our common stock at a subscription price lower than market value; provided however, that the adjusted conversion price will in no case fall below ¥200. The Class C Series 5 preferred stock will mandatorily be converted into shares of our common stock on October 3, 2012 in general based on the then market price of our common stock or, if our common stock is not publicly traded, the then net asset value per share of our common stock.

The RCC will convert 174,534,000 shares of our Class C Series 5 preferred stock into 232,712,000 shares of our common stock for sale in the global offering. See "Principal and Selling Shareholders."

Other Classes of Stock

We may issue various classes of stock if so provided in our articles of incorporation. Our articles of incorporation provide for the issuance of two classes of stock in addition to common stock. Such classes of stock may have rights and characteristics that are different from other classes of stock with respect to, among other matters, dividends, distributions of residual assets upon liquidation, acquisition of shares and voting. Under the Company Law, if the number of shares with limitations on voting rights exceeds 50% of the total number of issued shares, a company must without delay take measures to reduce the number of shares with limitations on voting rights to a percentage less than or equal to 50% of the total number of issued shares.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a "specially favorable" price or in "specially favorable" conditions described in "— Common Stock — Voting Rights" above, we may issue stock acquisition rights and bonds with stock acquisition rights by a resolution of our Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obliged either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Transfer Agent

The transfer agent, as set forth in our share handling regulations, is The Sumitomo Trust and Banking Company, Limited. The Sumitomo Trust and Banking Company, Limited is not affiliated with us or our shareholders.

Sale by Us of Shares Held by Shareholders Whose Addresses are Unknown

We are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in our register of shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

- notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder's registered address in our register of shareholders or at the address otherwise notified to us, and

- the shareholder fails to receive distribution of surplus on the shares for a continuous period of five or more years at the address registered in our register of shareholders or at the address otherwise notified to us,

we may sell or otherwise dispose of the shareholder's shares at the market price after giving at least three months' prior public and individual notice, and hold or deposit the proceeds of such sale or disposal for the shareholder.

Reporting of Substantial Shareholdings

Under the Securities and Exchange Law of Japan, if any person becomes beneficially and solely or jointly a holder of more than 5% of our total issued common stock, that shareholder must file with the Director of the relevant Local Finance Bureau of the Ministry of Finance a report of its shareholding within five business days of becoming a 5% holder of our common stock. If there is any subsequent change of 1% or more in the holdings of a holder of more than 5% of our total issued common stock or any change in material matters set out in any reports previously filed, then that shareholder must file a similar report. For this purpose both the number of our common stock held by a given shareholder and the number of our total issued common stock includes common stock issuable on conversion of all outstanding convertible securities and on exercise of all outstanding stock acquisition rights (including bonds with stock acquisition rights) held beneficially and solely or jointly by that shareholder. The shareholder also must file a copy of the report with a stock exchange where our shares are listed and with us.

There are other restrictions and reporting requirements on acquisition of our shares under the Banking Law. See "Supervision and Regulations — FSA Approval Requirement Applicable to Principal Shareholders of Banks."

CLEARANCE AND SETTLEMENT

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares. Pursuant to this system, a holder of shares is able to choose, at his or her discretion, to participate in this system and all certificates of shares elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution).

Euroclear and Clearstream, Luxembourg

Book-entry interests in shares may be held through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, Luxembourg, and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system who will hold the shares in JASDEC. Settlement for purchasers of the shares will be made only through accounts of participating institutions having a clearing account with JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the shares, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the shares.

Fees

We will not impose any fees in respect of the shares except for minimum handling fees as provided for in our share handling regulations; however, holders of book-entry interests in the shares through Euroclear and Clearstream, Luxembourg may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream, Luxembourg. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees.

Settlement Procedures — Secondary Market Trading

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the shares through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg. Any transfer of interests in the shares out of Euroclear and Clearstream, Luxembourg will be done in accordance with the rules of Euroclear and Clearstream, Luxembourg and those of JASDEC and our share handling regulations. Secondary market sales and transfers of the shares held outside of Euroclear and Clearstream, Luxembourg will also be conducted in accordance with our share handling regulations and the rules of JASDEC.

Settlement of transactions concerning shares listed on any of the stock exchanges in Japan will normally be effected on the fourth dealing day from and including the transaction date. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. Japanese stock exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day's closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on Japanese stock exchanges may not be able to effect a sale at that price on a particular trading day, or at all.

TAXATION

The following summaries are not intended to be a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of our shares by investors. Potential investors should consult their own tax advisers regarding the tax consequences of acquiring, owning and disposing of our shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares of our common stock who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws in force and as interpreted by the Japanese tax authorities as at the date of this offering memorandum, and are subject to changes in applicable Japanese laws, taxation treaties, conventions or agreements, or of interpretation, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident holder will be subject to Japanese income tax collected by way of withholding on dividends from profits we pay with respect to shares of our common stock and we will withhold such tax prior to payment of dividends from profits. The rate of such Japanese withholding tax is:

- 7% for dividends due and payable on or before March 31, 2008, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, in which case the applicable rate is 20%; and
- 15% for dividends due and payable on or after April 1, 2008, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, in which case the applicable rate is 20%.

Share splits generally are not subject to Japanese income or corporation tax.

Japan has income tax treaties whereby the withholding tax rate may be reduced, generally to 15%, for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Under the income tax treaty between Japan and the United States, the maximum withholding tax rate for dividends from profits is generally reduced to 10% for portfolio investors, and dividends from profits paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. A new income tax treaty has been signed between Japan and the United Kingdom, under which similar treatment will be applied to dividends. The new treaty is expected to apply to withholding tax on dividends imposed on or after January 1, 2007. Japanese tax law in general provides that if the Japanese statutory rate is lower than the maximum rate applicable under the applicable tax treaty, the Japanese statutory rate shall apply. Non-resident holders who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on shares of our common stock are required to submit, through us to the relevant tax authority prior to the time the dividend is paid, an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends, together with any required forms and documents. A standing proxy for a non-resident holder may be used in order that we may submit such application on a non-resident holder's behalf. Such non-resident holders who do not submit such application in advance of the applicable dividend payment will be entitled to claim a refund from the relevant Japanese tax authorities of withholding taxes withheld in excess of the rate set forth in the applicable tax treaty or the full amount of tax withheld, as the case may be, by complying with certain

subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of shares of our common stock outside Japan by a non-resident holder that is a portfolio investor generally will not be subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual shares of our common stock as a legatee, heir or donee, even if the acquiring individual is not a Japanese resident.

Potential investors should consult with their own tax advisers regarding the tax consequences of owning and disposing of our shares in light of their particular circumstances.

United States Federal Income Taxation

This disclosure is limited to the U.S. federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the shares. This tax disclosure was written in connection with the promotion or marketing of the shares by Aozora, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Internal Revenue Code. Holders should seek their own advice based on their particular circumstances from an independent tax adviser.

The following is a discussion of certain U.S. federal income tax consequences of purchasing, owning and disposing of our shares to U.S. Holders (as described below), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person's decision to acquire such securities. This discussion does not address U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold shares as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

- certain financial institutions;
- insurance companies;
- dealers and certain traders in securities or foreign currencies;
- persons holding shares as part of a hedge, straddle, conversion or other integrated transaction;
- persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
- partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
- persons liable for the alternative minimum tax;
- tax-exempt organizations; or
- persons that own or are deemed to own 10% or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, as well as the double taxation treaty between Japan and the United States, or the "Treaty," all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. Prospective investors should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of shares in their particular circumstances.

As used herein, a "U.S. Holder" is a beneficial owner of our shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that Aozora is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions received by a U.S. Holder on shares (other than certain *pro rata* distributions of shares to all shareholders), including the amount of any Japanese taxes withheld, will constitute foreign-source dividend income to the extent paid out of Aozora's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the yen, calculated by reference to the exchange rate in effect on the date the payment is actually or constructively received by the holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a subsequent sale or other disposition of yen, it will generally be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Aozora. Subject to applicable limitations (including certain holding period requirements), dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at favorable rules, up to a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

Japanese taxes withheld from dividends on shares at a rate not exceeding the rate provided in the Treaty (generally a maximum of 10%) will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the holder's circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the shares will generally constitute passive income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Sale and Other Disposition of the Shares

A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other disposition of shares, which will be long-term capital gain or loss if the holder has held such shares for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between the amount realized on the sale or other disposition and such holder's tax basis in the shares, as determined in U.S. dollars.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a passive foreign investment company for U.S. federal income tax purposes, or a "PFIC," for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Based upon certain proposed Treasury regulations, or the "Proposed Regulations," which are not yet in effect but are proposed to become effective for taxable years beginning after December 31, 1994 or, for electing taxpayers, for taxable years beginning after December 31, 1986, Aozora believes that is was not a PFIC for its most recent taxable year and does not expect to be considered a PFIC in the foreseeable future. However, because there can be no assurance that the Proposed Regulations will be finalized in their current form and PFIC status depends upon the composition of a company's income and assets (including a *pro rata* share of the income and assets of subsidiaries directly or indirectly owned 25% or more by value) and the market value of its assets from time to time, there can be no assurance that Aozora will not be considered a PFIC for any taxable year.

If Aozora were treated as a PFIC for any taxable year during which a U.S. Holder held shares, such holder would generally be subject to the following U.S. federal income tax rules. In general, any gain recognized upon a disposition (including, under certain circumstances, a constructive disposition) of shares by such U.S. Holder would be allocated ratably over the holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before Aozora became a PFIC

would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution received by such U.S. Holder on its shares in excess of 125% of the average of the annual distributions on such shares received during the preceding three years or the holder's holding period, whichever is shorter, would be subject to tax rules similar to those described above in this paragraph.

Certain elections, including a mark-to-market election, may be available to mitigate some of the adverse U.S. federal income tax consequences described above should Aozora be a PFIC for any taxable year.

If Aozora were a PFIC for any taxable year in which it pays a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

U.S. Holders should consult their own tax advisers concerning the PFIC status of Aozora and the U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

OFFERING AND SALE

We have entered into an international purchase agreement with Cerberus NCB Acquisition, L.P., ORIX Corporation, Tokio Marine & Nichido Fire Insurance Co., Ltd. and the international managers named below with respect to the international shares. Subject to certain conditions, each international manager has severally agreed to purchase the number of shares indicated in the following table at a purchase price of ¥538.65 per share. Goldman Sachs International, Morgan Stanley & Co. International Limited and Citigroup Global Markets Limited are acting as the international joint lead managers of the international managers:

International Manager	Number of International Shares to be Purchased
Goldman Sachs International	202,955,000
Morgan Stanley & Co. International Limited	63,422,000
Citigroup Global Markets Limited	31,711,000
Credit Suisse Securities (Europe) Limited	6,342,000
Fox-Pitt, Kelton Inc.	6,342,000
Sandler O'Neill & Partners, L.P.	6,342,000
Total	317,114,000

The international shares will initially be offered at the offer price per share set forth on the cover page of this offering memorandum. After the initial offering of the international shares, the international joint lead managers may change the offer price and other selling terms. The difference between the offer price and the purchase price will be distributed among the joint global coordinators, the international joint lead managers and the international managers. No other selling concession, management commission or underwriting commission will be payable by us with respect to the international shares.

The international managers are entitled to be released and discharged from their obligations under, and to terminate, the international purchase agreement in certain circumstances prior to payment to Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. for the international shares. If an international manager defaults, the international purchase agreement provides that the purchase commitments of the non-defaulting international managers may be increased or the international purchase agreement may be terminated. The international managers are offering the shares subject to their acceptance of the shares from Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. and subject to prior sale. The international purchase agreement provides that the obligations of the several international managers to pay for and accept delivery of the shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The international managers are obligated to take and pay for all of the shares offered by this offering memorandum if any are taken.

The international purchase agreement provides that we will indemnify the international managers and their affiliates against specified liabilities, including liabilities under the Securities Act, in connection with the offer and sale of the shares, and will contribute to payments the international managers and their affiliates may be required to make in respect of those liabilities. In addition, Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. will agree to similar indemnification and contribution obligations with respect to limited information included in this offering memorandum.

The international managers are offering shares in offshore transactions outside the United States and Japan in reliance on Regulation S under the Securities Act and in accordance with applicable law, and U.S. broker-dealer affiliates of the international managers are offering shares in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Terms used above have the meanings given to them by Regulation S and Rule 144A under the Securities Act. See "Transfer Restrictions."

We have also entered into underwriting agreements with the selling shareholders and certain underwriters in Japan, for whom Nikko Citigroup Limited, Goldman Sachs Japan Co., Ltd. and Morgan Stanley Japan Securities Co., Ltd. are acting as the Japanese joint lead managers and bookrunners, providing for the concurrent offering and sale of an aggregate of 298,695,000 shares in Japan. The purchase price per share and the offer price per share in the international offering are the same as the purchase price per share and the offer price per share in the Japanese offering except that, with respect to shares purchased from the RCC, the Japanese underwriters will purchase such shares at the offer price and the RCC will pay the Japanese underwriters a separate commission. For the

purposes of the Japanese offering we have filed and will file a securities notice, including amendments, pursuant to the Securities and Exchange Law of Japan, as amended.

The selling shareholders have appointed Goldman Sachs International, Morgan Stanley & Co. International Limited and Nikko Citigroup Limited to act as joint global coordinators and joint bookrunners of the global offering.

Our employee stock ownership plan is expected to purchase approximately 195,000 of the shares sold in the Japanese offering at the offer price stated on the cover page of this offering memorandum.

In order to facilitate the underwritten offerings described above, Nikko Citigroup Limited, the representative of the Japanese underwriters, on behalf of the Japanese underwriters and for the benefit of the Japanese underwriters, may over-allot up to an additional 50,804,000 shares of our common stock, or the Japanese over-allotted shares. In connection with the offering of the Japanese over-allotted shares, Cerberus NCB Acquisition, L.P., ORIX Corporation, Tokio Marine & Nichido Fire Insurance Co., Ltd. and the representative of the Japanese underwriters have entered into an agreement pursuant to which Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. has agreed to:

- lend to the representative up to an aggregate of 50,804,000 shares, solely to cover over-allotments, if any; and
- grant to the representative an option, exercisable during the period beginning on the closing date of the global offering and ending on December 8, 2006, to purchase up to an aggregate of 50,804,000 additional shares, for the purpose of satisfying the representative's obligation to return the shares borrowed, if any, described in the clause above.

During the same period, and for the same purpose, the representative may purchase shares in the open market in lieu of exercising all or part of the option described in the paragraph above. All such transactions will be conducted as mutually agreed among the joint global coordinators and the Japanese joint lead managers.

To provide for the coordination of their activities, the international managers and the Japanese underwriters have entered into an intersyndicate agreement pursuant to which, among other things, the Japanese underwriters may sell to the international managers such number of shares as is mutually agreed upon among the joint global coordinators. To the extent there are sales of shares among the international managers and the Japanese underwriters pursuant to the intersyndicate agreement and in compliance with any applicable laws, regulations and rules, the number of shares initially available for sale by the international managers and the Japanese underwriters may be more or less than the numbers appearing on the cover page of this offering memorandum.

As described above, the representative of the Japanese underwriters may over-allot in connection with the Japanese offering, creating a short position in our common stock. To cover this position, the representative may bid for, and purchase, shares on the open market. These activities may maintain the market price of our common stock above independent market levels. All such transactions will be conducted as mutually agreed among the joint global coordinators, the Japanese joint lead managers and the international joint lead managers and will be in compliance with applicable laws and regulations.

Pursuant to the intersyndicate agreement, as part of the distribution of shares and subject to certain exceptions, the international managers and the Japanese underwriters have agreed that (i) the international managers will neither purchase, directly or indirectly, any shares for the account of any Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering memorandum or prospectus relating to the shares in Japan or to any Japanese person, and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering memorandum or prospectus relating to the shares outside Japan or to any person or entity other than a Japanese person.

The international shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act. United States affiliates of the international managers may arrange for the sale of a portion of the international shares in the United States exclusively to persons reasonably believed by them to be qualified institutional buyers in reliance on the exemption

from registration provided by Rule 144A under the Securities Act, and each U.S. purchaser of international shares is hereby notified that the offer and sale of international shares to it is being made in reliance upon that exemption. The offering of the international shares outside the United States will be made in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the later of the commencement of the international offering and the delivery date of the shares, an offer or sale of shares within the United States by a dealer (whether or not participating in the global offering) may violate the registration requirements of the Securities Act if the offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

The international joint lead managers have advised us that the international managers have entered into an agreement among international managers in which they have agreed to sell shares in the international offering only as described in that agreement and in this offering memorandum, and in all cases in accordance with applicable securities laws.

Each international manager has represented and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (or each a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (or the Relevant Implementation Date) it has not made and will not make an offer of international shares to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of international shares to the public in that Relevant Member State at any time:

- to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
- by the international managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or
- in any other circumstances falling within Article 3(2) of the Prospectus Directive; and
- *provided* that no such offer of international shares shall result in a requirement for the publication by us or any international manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of international shares to the public" in relation to any international shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the international shares to be offered so as to enable an investor to decide to purchase or subscribe for the international shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each international manager has represented and agreed that:

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended), or the FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and
- it has complied, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the international shares in, from or otherwise involving the United Kingdom.

Each international manager has represented and agreed that the international shares have not been and will not be registered under the Securities and Exchange Law of Japan and that the international shares which it purchases will be purchased by it as principal and that, in connection with the international offering and distribution of the international shares, neither such international manager

nor any person acting on its behalf has offered or sold, or will offer or sell, any international shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except (a) pursuant to an exemption from the registration requirements of, and from the requirements to deliver a prospectus under, the Securities and Exchange Law of Japan, if any, and (b) otherwise in compliance with any other applicable requirements of Japanese law.

Buyers of international shares sold by the international managers may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the offer price.

We, Cerberus NCB Acquisition, L.P., ORIX Corporation and Tokio Marine & Nichido Fire Insurance Co., Ltd. each have agreed, during a period ending 180 days after the closing date of the global offering, not to, without the prior written consent of the joint global coordinators, directly or indirectly, (i) issue, offer, sell, contract to sell, pledge or otherwise dispose of or permit any entity over which we or any of them exercises management control, or any person acting at the direction of us or any of them, to offer, sell, contract to sell, pledge or otherwise dispose of, except as provided under the international purchase agreement and the Japanese underwriting agreements, any shares of our common stock or any securities that are substantially similar to the shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock or any substantially similar securities issued by us, (ii) enter into any swap, derivative or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of shares of our common stock or any other similar securities issued by us, or (iii) enter into any other agreement or any transaction that has similar economic consequences of those described in (i) and (ii) above, whether any such transaction described in clauses (i) through (iii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, except for the issuance of shares of our common stock upon the conversion of shares of our Class C Series 5 preferred stock in connection with the global offering and the sale of the shares in the global offering.

The restrictions described above do not apply to us with respect to issuances of shares of our common stock upon the exercise of shares of our preferred stock currently outstanding; issuances of shares of stock by way of stock split; issuances of shares of our stock in connection with any allotment of shares to shareholders without any consideration; issuances of stock acquisition rights in connection with any stock option plan established for our directors, officers or employees; and sales by us of our shares to shareholders holding less than one unit of 1,000 shares.

The restrictions described above do not apply to Cerberus NCB Acquisition, L.P. with respect to the creation of any pledge on the shares of our common stock held by Cerberus NCB Acquisition, L.P. upon the completion of the global offering under the terms of the notes issued by each limited partner of Cerberus NCB Acquisition, L.P. and the related pledge agreement, or any subsequent financing which replaces the notes or other debt financing or loans, and certain other exceptions.

The DIC has agreed, during a period ending 180 days after the closing date of the global offering, not to, and not to permit the RCC to, sell, transfer or otherwise dispose of any shares of our preferred stock or any shares of our common stock received upon conversion of such preferred stock without the prior written consent of the joint global coordinators, except for the sale of shares of our common stock in the Japanese offering; the sale of our common stock to us upon our request; the transfer of shares of our preferred stock or our common stock to a third party designated by us, provided that the third party will be bound by these lock-up restrictions for the remainder of the 180-day period; and the sale to us of shares of our common stock that constitute less than one unit of 1,000 shares.

In addition, the holder of the notes issued by each limited partner of Cerberus NCB Acquisition, L.P. has agreed, during the period ending 180 days after November 14, 2006, not to sell or otherwise dispose of any of our shares that it acquires due to enforcement of the pledge agreement in accordance with its terms.

Prior to the global offering, there has been no public market for our common shares inside or outside Japan. The offer price has been determined by agreement among the selling shareholders and the joint global coordinators. Among the factors considered in determining the offer price were prevailing market conditions, our historical performance, assessment of our management and business

prospects and considerations of those factors in relation to market valuations of companies in related businesses.

Delivery of the international shares is expected to be made on or about November 14, 2006 (Tokyo time) through the facilities of JASDEC against payment therefor in immediately available funds.

Certain of the international managers, the Japanese underwriters or their affiliates have provided, and may in the future provide, various financial advisory and investment and commercial banking services for us and our affiliates and for the selling shareholders and their affiliates for which they have received or may receive (as the case may be) customary compensation. We expect that an affiliate of ORIX Corporation may participate in the Japanese offering and receive customary compensation for its services as a Japanese underwriter.

TRANSFER RESTRICTIONS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the shares.

The international offering is being made in accordance with Rule 144A and Regulation S under the Securities Act. The shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States. Accordingly, they may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to persons outside the United States in accordance with Regulation S.

Terms used in this "Transfer Restrictions" that are defined in Rule 144A or Regulation S under the Securities Act are used as defined therein.

Shares Offered in Reliance on Rule 144A

Each U.S. purchaser of shares will be deemed to have represented and agreed as follows:

- the purchaser:
  - is a QIB,
  - is aware that the sale of the shares to it is being made in reliance on Rule 144A, and
  - is acquiring the shares for its own account or for the account of a QIB, as the case may be; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except:
  - to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A,
  - in an offshore transaction complying with Regulation S, or
  - pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available) under the Securities Act,

  in each case in accordance with all applicable securities laws of the states of the United States.

Shares Offered in Reliance on Regulation S

Each purchaser of shares offered in reliance on Regulation S will be deemed to have represented and agreed as follows:

- the purchaser is acquiring the shares in an offshore transaction in accordance with Regulation S; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and, until 40 days after the later of the closing of the international offering and the delivery date of the shares, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act or pursuant to another exemption from the registration requirements of the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the international offering will be passed upon for us by Davis Polk & Wardwell and Nishimura & Partners and for the international managers by Simpson Thacher & Bartlett LLP and Nagashima Ohno & Tsunematsu.

INDEPENDENT AUDITORS

Aozora's consolidated financial statements as of and for the fiscal years ended March 31, 2004, 2005 and 2006 included in this offering memorandum have been audited by Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein), independent auditors, as stated in their report appearing herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aozora Bank, Ltd.:

We have audited the accompanying consolidated balance sheets of Aozora Bank, Ltd. (the "Bank") and consolidated subsidiaries as of March 31, 2004, 2005 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2004, 2005 and 2006 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2.*e*, the Bank changed its method of accounting for credit derivatives in the year ended March 31, 2004, and the Bank changed its method of accounting for hybrid financial instruments in the year ended March 31, 2005.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
June 23, 2006
(September 11, 2006, as to Note 28.*b*)

AOZORA BANK, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004, 2005 AND 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	2006	2006
ASSETS:				
Cash and cash equivalents (Note 3)	¥ 338,117	¥ 171,905	¥ 304,527	$ 2,593,490
Deposits with banks (Note 12)	46,546	46,699	61,412	523,012
Call loans and bills bought	25,431	100,923	216,164	1,840,951
Receivables under securities borrowing transactions	211,821	195,729	300,370	2,558,082
Monetary claims bought	90,350	78,982	87,686	746,778
Trading assets (Notes 4, 12 and 25)	488,449	354,706	93,886	799,580
Money held in trust (Note 6)	344	2,385	6,306	53,705
Securities (Notes 5 and 12)	964,964	1,128,650	1,628,154	13,866,078
Loans and bills discounted (Notes 7 and 12)	2,965,552	2,666,389	3,136,255	26,709,719
Foreign exchanges (Note 8)	1,355	2,161	10,949	93,250
Other assets (Note 16)	140,538	102,531	155,481	1,324,151
Premises and equipment (Note 9)	29,048	28,567	29,184	248,548
Deferred charges	153	150	218	1,857
Deferred tax assets (Note 23)	12,323	14,147	27,624	235,260
Customers' liabilities for acceptances and guarantees (Note 10)	23,253	14,690	19,412	165,326
Reserve for possible loan losses (Note 11)	(162,247)	(133,133)	(81,686)	(695,680)
TOTAL	¥5,176,005	¥4,775,486	¥5,995,947	$51,064,107
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Deposits (Notes 12 and 13)	¥2,588,030	¥2,374,593	¥3,196,307	$27,221,148
Debentures (Note 14)	1,054,973	847,993	1,060,331	9,030,243
Call money and bills sold (Note 12)	420,042	372,266	384,523	3,274,771
Payables under repurchase agreements (Note 12)	131,598	183,824	49,788	424,020
Payables under securities lending transactions (Note 12)	97,322	90,471	206,654	1,759,958
Commercial paper	5,000			
Trading liabilities (Note 4)	88,529	88,927	104,908	893,446
Borrowed money (Notes 12 and 15)	28,015	47,315	85,415	727,431
Foreign exchanges (Note 8)	2	2	2	17
Other liabilities (Note 16)	184,557	125,614	146,288	1,245,853
Liability for employees' retirement benefits (Note 17)	19,253	15,460	16,331	139,090
Reserve for credit losses on off-balance-sheet instruments	7,872	1,731	1,940	16,522
Acceptances and guarantees (Note 10)	23,253	14,690	19,412	165,326
Total liabilities	4,648,453	4,162,891	5,271,902	44,897,825
MINORITY INTERESTS	703	789	658	5,609
STOCKHOLDERS' EQUITY:				
Capital stock (Note 18):				
Common stock	147,745	147,745	147,745	1,258,262
Preferred stock	272,036	272,036	272,036	2,316,778
Capital surplus (Note 18)	33,333	33,333	33,333	283,882
Retained earnings (Notes 18 and 28)	70,335	156,763	270,890	2,307,025
Net unrealized gain (loss) on available-for-sale securities (Note 23)	3,398	1,927	(683)	(5,823)
Foreign currency translation adjustments			64	549
Treasury stock-at cost	(0)	(0)	(0)	(0)
Total stockholders' equity	526,848	611,805	723,386	6,160,673
TOTAL	¥5,176,005	¥4,775,486	¥5,995,947	$51,064,107

See notes to consolidated financial statements.

AOZORA BANK, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	2006	2006
INCOME:				
Interest income:				
Interest on loans and bills discounted	¥ 61,692	¥ 54,316	¥ 52,371	$ 446,021
Interest and dividends on securities	5,789	9,982	23,191	197,508
Interest on deposits with banks	390	501	1,292	11,010
Other interest income	12,778	11,782	12,286	104,634
Fees and commissions	9,593	10,878	17,151	146,073
Trading profits	2,865	5,851	8,219	70,002
Other operating income (Note 19)	16,748	26,031	46,288	394,209
Other income (Note 20)	27,637	48,721	60,019	511,156
Total income	137,496	168,066	220,821	1,880,613
EXPENSES:				
Interest expenses:				
Interest on deposits	9,092	8,165	8,514	72,510
Interest on debentures	5,948	4,122	3,939	33,548
Interest on borrowings	715	968	4,519	38,487
Other interest expenses	1,157	4,436	19,167	163,240
Fees and commissions	860	843	1,319	11,240
Trading losses		47	453	3,865
Other operating expenses (Note 21)	5,286	3,599	8,687	73,984
General and administrative expenses	45,201	46,286	49,404	420,749
Other expenses (Note 22)	38,101	9,579	15,760	134,222
Total expenses	106,364	78,048	111,765	951,845
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	31,131	90,017	109,055	928,768
INCOME TAXES (Note 23):				
Current	495	706	952	8,110
Deferred	(80)	(813)	(12,154)	(103,514)
Total income taxes	414	(106)	(11,202)	(95,404)
MINORITY INTERESTS IN NET INCOME	186	231	143	1,220
NET INCOME	¥ 30,530	¥ 89,893	¥120,114	$1,022,952

	Yen			U.S. Dollars (Note 1)
	2004	2005	2006	2006
PER SHARE INFORMATION:				
Basic net income per common stock (Note 26)	¥ 9.54	¥ 30.48	¥ 41.14	$ 0.35
Diluted net income per common stock (Note 26)	7.21	21.24	28.38	0.24
Cash dividends applicable to the year:				
Class A Series 4 preferred stock	5.00	5.00	5.00	0.04
Class C Series 5 preferred stock	3.72	3.72	3.72	0.03
Common stock		0.89	0.89	0.01
Pro forma net income per common stock giving effect the reverse stock split (Note 28.*b*):				
Basic net income per common stock	19.09	60.97	82.29	0.70
Diluted net income per common stock	14.43	42.49	56.77	0.48

See notes to consolidated financial statements.

AOZORA BANK, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Thousands		Millions of Yen						
	Outstanding Number of Shares								
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock - at Cost
BALANCE, APRIL 1, 2003	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥ 43,293	¥ 1,106		¥(0)
Net income						30,530			
Elimination of subsidiaries from the scope of consolidation						(24)			
Cash dividends						(3,464)			
Net change in net unrealized gain (loss) on available-for-sale securities							2,292		
BALANCE, MARCH 31, 2004	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥ 70,335	¥ 3,398	—	¥(0)
Net income						89,893			
Cash dividends						(3,464)			
Net change in net unrealized gain (loss) on available-for-sale securities							(1,471)		
BALANCE, MARCH 31, 2005	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥156,763	¥ 1,927	—	¥(0)
Net income						120,114			
Cash dividends						(5,987)			
Net change in net unrealized gain (loss) on available-for-sale securities							(2,611)		
Net change in foreign currency translation adjustments								¥64	
BALANCE, MARCH 31, 2006	2,834,870	914,811	¥147,745	¥272,036	¥33,333	¥270,890	¥ (683)	¥64	¥(0)

	Thousands of U.S. Dollars (Note 1)						
	Common Stock	*Preferred Stock*	*Capital Surplus*	*Retained Earnings*	*Net Unrealized Gain (Loss) on Available-for-sale Securities*	*Foreign Currency Translation Adjustments*	*Treasury Stock - at Cost*
BALANCE, MARCH 31, 2005	*$1,258,262*	*$2,316,778*	*$283,882*	*$1,335,067*	*$16,416*		*$(0)*
Net income				*1,022,952*			
Cash dividends				*(50,994)*			
Net change in net unrealized gain (loss) on available-for-sale securities					*(22,239)*		
Net change in foreign currency translation adjustments						*$49*	—
BALANCE, MARCH 31, 2006	*$1,258,262*	*$2,316,778*	*$283,882*	*$2,307,025*	*$ (5,823)*	*$49*	*$(0)*

See notes to consolidated financial statements.

AOZORA BANK, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	2006	2006
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 31,131	¥ 90,017	¥ 109,055	$ 928,768
Adjustments for:				
Depreciation and amortization	1,112	751	1,671	14,233
Amortization of goodwill	107			
Net change in reserve for possible loan losses	(36,798)	(28,596)	(51,447)	(438,147)
Net change in liability for employees' retirement benefits	1,352	(3,792)	871	7,418
Net change in reserve for credit losses on off-balance-sheet instruments	7,268	(6,141)	209	1,780
Interest income (accrual basis)	(80,651)	(76,583)	(89,142)	(759,173)
Interest expenses (accrual basis)	16,914	17,692	36,140	307,785
Net (gains) losses on securities	1,702	(7,803)	(5,030)	(42,842)
Net gains on money held in trust	(18)	(67)	(11)	(102)
Net foreign exchange (gains) losses	10,239	(246)	(26,928)	(229,335)
Net (gains) losses on disposal of premises and equipment	157	(76)	670	5,707
Net change in trading assets	43,841	133,743	260,819	2,221,252
Net change in trading liabilities	(52,112)	397	15,981	136,101
Net change in loans and bills discounted	293,140	303,610	(463,997)	(3,951,606)
Net change in deposits	50,864	(217,475)	821,713	6,998,069
Net change in debentures	(415,153)	(206,980)	205,824	1,752,895
Net change in borrowed money (excluding subordinated debt)	8,500	33,300	43,500	370,465
Net change in deposits with banks	33,812	1,695	(14,037)	(119,550)
Net change in call loans and bills bought and others	1,234	(64,123)	(123,944)	(1,055,567)
Net change in receivables under securities borrowing transactions	(45,091)	16,092	(104,640)	(891,168)
Net change in call money and bills sold, payables under repurchase agreements and others	(228,052)	4,450	(121,779)	(1,037,125)
Net change in commercial paper	2,000	(5,000)		
Net change in payables under securities lending transactions	97,322	(6,850)	116,182	989,459
Net change in foreign exchanges (asset)	1,600	(806)	(8,787)	(74,837)
Interest and dividends received (cash basis)	83,146	75,346	84,339	718,274
Interest paid (cash basis)	(19,090)	(13,297)	(29,850)	(254,221)
Other—net	(112,933)	(22,586)	(68,385)	(582,399)
Sub-total	(304,452)	16,668	588,994	5,016,134
Income taxes—paid	(575)	(587)	(1,016)	(8,661)
Net cash provided by (used in) operating activities	(305,027)	16,080	587,977	5,007,473
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchases of securities	(5,093,878)	(3,761,274)	(6,576,375)	(56,007,288)
Proceeds from sales of securities	886,131	566,730	1,161,955	9,895,718
Proceeds from maturities of securities	4,583,043	3,084,883	4,977,319	42,389,023
Increase in money held in trust	(59,536)	(104,098)	(55,820)	(475,394)
Decrease in money held in trust	42,681	44,892	51,858	441,647
Purchases of premises and equipment	(2,319)	(1,329)	(2,962)	(25,226)
Proceeds from sales of premises and equipment	4,181	1,074	172	1,465
Payment for acquisition of new consolidated subsidiaries, net of cash acquired	(203)			
Proceeds from sales of investments in consolidated subsidiaries		4,439	81	690
Net cash provided by (used in) investing activities	360,100	(164,682)	(443,773)	(3,779,365)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Repayment of subordinated debt	(4,095)	(14,000)	(5,400)	(45,989)
Dividends paid	(3,464)	(3,464)	(5,987)	(50,994)
Dividends paid to minority stockholders	(243)	(145)	(194)	(1,656)
Other	(24)			
Net cash used in financing activities	(7,827)	(17,610)	(11,582)	(98,639)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,244	(166,212)	132,622	1,129,469
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	290,872	338,117	171,905	1,464,021
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	¥ 338,117	¥ 171,905	¥ 304,527	$ 2,593,490

See notes to consolidated financial statements.

AOZORA BANK, LTD. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Aozora Bank, Ltd. (the "Bank") and consolidated subsidiaries (together, the "Group") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law, the Long-term Credit Bank Law of Japan and those related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2004 and 2005 financial statements to conform to the classifications used in 2006.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. Japanese yen figures of less than a million yen are rounded down to the nearest million yen, except for per share data. As a result, the totals do not necessarily equal the sum of the individual amounts. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117.42 to $1.00 the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

a. Consolidation—The consolidated financial statements include the accounts of the Bank and consolidated subsidiaries, including Aozora Trust Bank, Ltd., AOZORA Loan Services Co., Ltd., and 7 other subsidiaries in 2004, 2005 and 2006.

In the year ended March 31, 2004, Blue Planet Corporation was included in the scope of consolidation due to acquisition. The Nippon Credit Bank (Curacao) Capital, N.V. was eliminated from the scope of consolidation due to completion of liquidation.

In the year ended March 31, 2005, AZURE Funding was newly established and included in the scope of consolidation. Aozora Card Co., Ltd. was eliminated from the scope of consolidation due to disposition of its shares.

In the year ended March 31, 2006, Aozora Asia Pacific Finance Limited and Aozora Investment Management Limited were newly established and are included in the scope of consolidation. Blue Planet Corporation has been eliminated from the scope of consolidation due to disposition of its shares. Aozora Computer Co., Ltd., which was previously a consolidated subsidiary until the year ended March 31, 2005, merged with Aozora Information Systems Co., Ltd. in the year ended March 31, 2006.

Under the control or influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over finance and operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

The consolidated financial statements do not include the accounts of certain subsidiaries such as NCM Investments Corporation, because the combined total assets, total income, net income and retained earnings of such subsidiaries would not have had a material effect on the accompanying consolidated financial statements.

Investments in the unconsolidated subsidiaries and certain affiliated companies such as Vietnam International Leasing, Co., Ltd. are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The difference between the cost of an acquisition and the fair value of the net assets of the acquired subsidiaries at the date of acquisition is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and due from the Bank of Japan.

c. Trading Assets/Liabilities—Transactions for trading purposes (for the purpose of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or arbitrage opportunities) are included in "Trading assets" or "Trading liabilities," as appropriate, on a trade date basis. Trading assets and liabilities are stated at fair value.

Profits and losses on transactions for trading purposes are shown as "Trading profits" and "Trading losses," as appropriate, on a trade date basis.

d. Securities—All securities are classified and accounted for, depending on management's intent, as follows: (1) trading securities which are held for the purpose of earning capital gains in the near term (other than securities booked in trading accounts) are stated at fair value, and the related unrealized gains and losses are recognized in the consolidated statement of income, (2) held-to-maturity debt securities which are expected to be held to maturity with the positive intent and ability to hold to maturity are stated at amortized cost and (3) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. The cost of sale of these securities is determined mainly by the moving-average method.

Non-marketable available-for-sale securities are stated at cost. The cost of sale of these securities is determined by the moving-average method.

For other than temporary declines in fair value, the cost of securities are reduced to net realizable value and the impairment losses are recognized by a charge to income.

As for interests in investment limited partnerships and associations under the Civil Code of Japan or silent partnerships similar to investment limited partnerships, the Group records net assets and net income of these entities as assets and profits or losses in proportion to the shares of interests based on their financial statements. The Group records such interests in "Securities."

Securities included in money held in trust on behalf of the Bank are carried in the same manner as for the securities mentioned above.

Although investments in partnerships were conventionally included in "Other assets" until the year ended March 31, 2004, certain investments in partnerships defined as securities in the revised Securities and Exchange Law have been classified as "Securities" since the year ended March 31, 2005. The amount of such investments newly classified as "Securities" was ¥51,888 million as of March 31,2005.

e. Derivatives and Hedging Activities—Derivative financial instruments (other than derivatives booked in trading accounts) are classified and accounted for as follows:

(i) all derivatives other than those used for hedging purposes are recognized as either assets or liabilities and measured at fair value, with gains or losses recognized currently in the consolidated statement of income.

(ii) derivatives used for hedging purposes, if they meet certain hedging criteria, including high correlation and effectiveness between the hedging instruments and the hedged items, are recognized as either assets or liabilities and measured at fair value. Gains or losses on derivatives used for hedging purpose are primarily deferred over the terms of the hedged items and are charged to income when gains and losses on the hedged items are recognized.

Net unrealized gains or losses on qualifying hedges are deferred and included in "Other liabilities" or "Other assets," as appropriate. Gross deferred hedge gains and losses as of March 31, 2004, 2005 and 2006 amounted to ¥63,667 million and ¥47,686 million, ¥36,603 million and ¥27,034 million, and ¥13,827 million ($117,760 thousand) and ¥25,319 million ($215,635 thousand), respectively.

Hedges of Interest Rate Risk

The Bank applies deferral hedge accounting to hedges of interest rate risk associated with financial assets and liabilities in accordance with the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatments on the Application of Accounting Standards for Financial Instruments in the Banking Industry," issued by the Japanese Institute of Certified Public Accountants (the "JICPA") (the "JICPA Industry Audit Committee Report No. 24").

Under the JICPA Industry Audit Committee Report No. 24, hedges to offset changes in fair value of fixed rate instruments (such as loans or deposits) ("fair value hedges") are applied by grouping hedging instruments and hedged items by their maturities. The assessment of hedge effectiveness is generally based on the consideration of interest rate indices affecting the respective fair values of the group of hedging instruments and hedged items.

Prior to April 1, 2003, the Bank had applied macro-hedge accounting for interest rate-related derivatives to manage interest rate risk arising from a pool of financial assets and liabilities as a whole. Deferred hedge gains or losses recorded on the balance sheet at March 31, 2003 were charged to income as interest income or expense over a period within 3 years from the fiscal year ended March 31, 2004, based on the remaining terms and notional amounts of the hedging instruments. Deferred hedge gains and losses on the macro hedges as of March 31, 2004 and 2005 were ¥60,256 million and ¥42,432 million, and ¥28,428 million and ¥20,018 million, respectively, and there were no remaining balances at March 31, 2006.

Hedges of Foreign Currency Risk

The Bank applies deferral hedge accounting to hedges of foreign currency risk associated with foreign-currency-denominated financial assets and liabilities in accordance with "Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry" (the "JICPA Industry Audit Committee Report No. 25").

In accordance with the JICPA Industry Audit Committee Report No. 25, the Bank designates certain currency swaps and foreign exchange swaps for the purpose of funding foreign currencies as hedges for the exposure to changes in foreign exchange rates associated with foreign-currency-denominated assets or liabilities when the foreign currency positions on the hedged assets or liabilities are expected to exceed the corresponding foreign currency positions on the hedging instruments. Hedge effectiveness is reviewed by comparing the total currency position of hedged items with that of hedging instruments by currency.

For hedging the foreign currency exposure of foreign-currency-denominated available-for-sale securities (other than bonds) which were designated in advance, fair value hedge accounting is adopted on a portfolio basis when the cost of the hedged securities are covered with offsetting liabilities denominated in the same foreign currencies as the hedged securities.

Inter- and Intra-company Derivative Transactions

For inter- and intra-company derivative transactions ("internal derivatives"), including currency and interest rate swaps, the Bank currently recognizes gains and losses on internal derivatives or defers them as assets or liabilities without elimination in accordance with the JICPA Industry Audit Committee Reports No. 24 and No. 25, which permit a bank to retain the gains and losses on internal derivatives in its financial statements without elimination if the bank establishes and follows the strict hedging criteria by entering into mirror-image offsetting transactions with external third parties.

Credit Derivatives

Until the year ended March 31, 2003, credit derivatives were accounted for in a similar manner to a guarantee of liabilities in consideration of the lack of reliable market value or reasonably estimated value. From the year ended March 31, 2004, with the expansion of this market, credit derivatives have been marked to market, and valuation gains or losses are recognized currently. As a result, income before income taxes and minority interests for the year ended March 31, 2004 increased by ¥3,510 million.

Hybrid Financial Instruments

With regard to hybrid financial instruments whose embedded derivatives can be valued separately, the Bank accounted for such hybrid financial instruments in their entirety on an accrual basis without separating embedded derivatives from the host contracts until the year ended March 31, 2004. From the year ended March 31, 2005, as an internal management system for separate accounting was established, embedded derivatives have been marked to market, separately from the host financial assets or liabilities, and valuation gains or losses are recognized currently. As a result, income before income taxes and minority interests for the year ended March 31, 2005 increased by ¥2,929 million.

f. Premises and Equipment—Premises and equipment are stated at cost. Depreciation of premises and equipment of the Group is computed by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings of the Bank. The range of useful lives is principally 50 years for buildings and from 5 to 15 years for other premises and equipment.

Renovations are anticipated in the near future of some portion of the headquarters office building and the Fuchu annex building (computer center). The Bank shortened the useful lives of such buildings to the reasonably estimated periods of future use and recorded an extraordinary depreciation of ¥569 million ($4,853 thousand) for the year ended March 31, 2006 which was included in "Other expenses."

g. Long-lived Assets—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group or the net selling price at disposition.

As a result of the above review, the Group recognized no impairment loss for the year ended March 31, 2006.

h. Software—Costs of software developed or obtained for internal use are depreciated over the estimated useful lives of the software (principally 5 years).

i. Deferred Charges—Discounts on debentures are deferred and amortized by the straight-line method over the terms of the debentures. Debenture issuance expenses are deferred and amortized by the straight-line method over the shorter of the terms of the debentures or the 3-year period stipulated in the Enforcement Regulations of the Commercial Code of Japan.

j. Write-off of Loans and Reserve for Possible Loan Losses—Loans to borrowers who are assessed as "legally bankrupt" (in the process of legal proceedings for bankruptcy, special liquidation, etc.) or "*de facto* bankrupt" (in serious financial difficulties and are not deemed to be capable of restructuring) under the Bank's self-assessment guidelines are written off to the amounts expected to be collected through the disposal of collateral or execution of guarantees. The written off amounts deemed to be uncollectible were ¥8,489 million, ¥9,250 million and ¥5,717 million ($48,690 thousand) at March 31, 2004, 2005 and 2006, respectively.

For loans to borrowers who are assessed as "in danger of bankruptcy" (not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the foreseeable future), a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment of the

borrowers and expected collectible amounts through the disposal of collateral or execution of guarantees. For other loans, the Bank provides a general reserve by applying the estimated loan-loss ratio determined based on the historical experience over a certain defined period.

A reserve for loans to restructuring countries is provided for the amount of expected losses based on an assessment of political and economic condition in their respective countries.

All loans are perpetually monitored according to the internal self-assessment guidelines and related rules. On a continuous basis, the operating divisions or branches review and revise the internal credit ratings for the borrowers in accordance with the predefined "borrowers category," and the Credit Examination Division, independent of operating divisions or branches, examines the management of credit accommodation including the suitability of the internal credit ratings. At the fiscal year end, the results of this process are utilized by the operating divisions or branches to compute the write-offs and the reserves, and then the Credit Risk Management Division crosschecks and verifies those amounts.

The consolidated subsidiaries calculate their general reserves by applying the appropriate historical loan-loss ratio. For doubtful loans and loans to borrowers in bankruptcy and reorganization, consolidated subsidiaries provide a specific reserve based on an assessment of individual loans.

k. Liability for Employees' Retirement Benefits—The Group accounts for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. Prior service cost is amortized using the straight-line method over employees' average remaining service period at incurrence. Net actuarial gain and loss is amortized using the straight-line method over a certain period within employees' average remaining service period commencing from the next fiscal year after incurrence.

l. Reserve for Credit Losses on Off-balance-sheet Instruments—A reserve for credit losses on off-balance-sheet instruments is provided for credit losses on commitments to extend loans and other off-balance-sheet financial instruments based on an estimated loss ratio or individually estimated loss amount determined by the same methodology used in determining the amount of reserve for possible loan losses.

m. Lease Transactions—All leases of the Bank and its domestic consolidated subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessees are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements.

n. Income Taxes—Deferred income taxes are recorded to reflect expected future consequences of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax rates to the temporary differences. The Bank assesses the realizability of deferred tax assets based on consideration of the available evidence, including future taxable income, future reversal of existing temporary differences and tax planning strategies. The Bank reduces the carrying amount of a deferred tax asset to the extent that it is not probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be realized. Any such reduction may be reversed to the extent that it becomes probable that sufficient taxable income will be available and warrant the realization of tax benefits.

o. Foreign Currency Items—Assets and liabilities denominated in foreign currencies held by the Bank at the year end are translated into Japanese yen at the exchange rates prevailing at the end of the fiscal year except for investments in equity securities of affiliated companies which are translated at historical rates.

The financial statements of foreign subsidiaries are translated into Japanese yen at the exchange rates as of the respective balance sheet dates, except for equity accounts, which are translated at historical rates. Differences arising from such translations are shown as "Foreign currency translation adjustments" as a separate component of stockholders' equity.

p. Dividends—Payments of dividends are accounted for as appropriations of retained earnings in the fiscal year when such appropriations are approved at the general stockholders' meeting or, in the case of interim dividends, at the meeting of the Board of Directors.

Cash dividends charged to retained earnings are those actually paid during the fiscal year and consist of year-end dividends applicable to the preceding year and interim dividends for the current year.

q. Per Share Information—Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the preferred stock at the beginning of the year with an applicable adjustment for dividends related to preferred stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the fiscal year.

r. New Accounting Pronouncements

Business Combination and Business Separation

In October 2003, the Business Accounting Council issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005 ASBJ issued "Accounting Standard for Business Separations" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,

(b) the ratio of voting rights of each predecessor stockholder group after the business combination is nearly equal, and

(c) there are no other factors that would indicate any control exerted by any stockholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

Stock Options

On December 27, 2005, ASBJ issued "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of stockholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general stockholders' meeting. ASBJ issued ASBJ Practical Issues Task Force No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be accounted for as a reduction of retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. Companies must accrue bonuses to directors and corporate auditors at the fiscal year end to which such bonuses are attributable.

3. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			*Thousands of U.S. Dollars*
	2004	2005	2006	*2006*
Cash on hand	¥ 16,176	¥ 21,958	¥ 17,259	*$ 146,993*
Due from the Bank of Japan	321,941	149,947	287,267	*2,446,497*
Total	¥338,117	¥171,905	¥304,527	*$2,593,490*

4. Trading Assets and Liabilities

Trading assets and liabilities as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			*Thousands of U.S. Dollars*
	2004	2005	2006	*2006*
Trading assets:				
Trading securities	¥ 66,234	¥ 2	¥ 5	*$ 44*
Derivatives of trading securities		7		
Derivatives of securities held to hedge trading transactions	1	25	68	*583*
Derivatives of trading transactions	86,003	88,201	93,812	*798,953*
Other	336,209	266,469		
Total	¥488,449	¥354,706	¥ 93,886	*$799,580*
Trading liabilities:				
Trading securities sold short	¥ 6,848			
Derivatives of trading securities	3	¥ 4		
Derivatives of securities held to hedge trading transactions	5	155	¥ 12	*$ 104*
Derivatives of trading transactions	81,673	88,767	104,896	*893,342*
Total	¥ 88,529	¥ 88,927	¥104,908	*$893,446*

5. Securities

The amounts shown in the following tables include trading securities and commercial paper classified as "Trading assets," beneficiary interests in loan trusts classified as "Monetary claims bought" and investments in partnerships classified as "Other assets" in addition to "Securities" stated in the consolidated balance sheets.

Securities as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			*Thousands of U.S. Dollars*
	2004	2005	2006	*2006*
Japanese national government bonds	¥728,623	¥ 538,212	¥ 732,100	*$ 6,234,890*
Japanese local government bonds	4,234	5,964	3,369	*28,694*
Japanese corporate bonds	65,476	66,039	75,494	*642,942*
Japanese stocks	1,636	1,388	40,643	*346,140*
Foreign bonds	119,592	305,529	431,109	*3,671,519*
Other	45,400	211,515	345,437	*2,941,893*
Total	¥964,964	¥1,128,650	¥1,628,154	*$13,866,078*

As of March 31, 2004, 2005 and 2006, securities included equity investments in unconsolidated subsidiaries and affiliated companies, amounting to ¥146 million, ¥8,001 million, and ¥10,165 million ($86,575 thousand), respectively.

The carrying amounts and aggregate fair values of securities as of March 31, 2004, were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥728,860	¥ 42	¥290	¥728,612
Japanese local government bonds	3,700	58	34	3,724
Japanese corporate bonds	30,337	622	80	30,879
Japanese stocks	3	31		35
Foreign bonds	23,934	414	58	24,291
Other	27,361	5,086	62	32,384
Held-to-maturity:				
Japanese national government bonds	10	0		10
Total	¥814,208	¥6,257	¥526	¥819,939

The carrying amounts and aggregate fair values of securities as of March 31, 2005, were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥538,144	¥ 136	¥ 98	¥538,182
Japanese local government bonds	5,401	89	2	5,488
Japanese corporate bonds	12,808	176	5	12,979
Foreign bonds	185,654	17	2,062	183,610
Other*	94,860	5,461	462	99,858
Held-to-maturity:				
Japanese national government bonds	29	0		30
Total	¥836,899	¥5,881	¥2,630	¥840,150

* As for investments in partnerships classified as securities in the consolidated balance sheets, the amounts of marketable available-for-sale securities attributable to such interests in the partnerships are included in "Other."

The carrying amounts and aggregate fair values of securities as of March 31, 2006, were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥ 739,415	¥ 5	¥ 7,349	¥ 732,070
Japanese local government bonds	2,946	22	41	2,926
Japanese corporate bonds	7,665	48	5	7,708
Japanese stocks	1,772	1,684		3,456
Foreign bonds	337,921	12	7,980	329,953
Other*	129,136	13,377	457	142,057
Held-to-maturity:				
Japanese national government bonds	29		0	29
Total	¥1,218,886	¥15,150	¥15,833	¥1,218,202

	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	$ 6,297,183	$ 43	$ 62,591	$ 6,234,635
Japanese local government bonds	25,090	189	355	24,924
Japanese corporate bonds	65,279	414	49	65,644
Japanese stocks	15,094	14,344		29,438
Foreign bonds	2,877,883	109	67,963	2,810,029
Other*	1,099,786	113,927	3,891	1,209,822
Held-to-maturity:				
Japanese national government bonds	255		1	254
Total	$10,380,570	$129,026	$134,850	$10,374,746

* As for investments in partnership classified as securities in the consolidated balance sheets, the amounts of marketable available-for-sale securities attributable to such interests in the partnerships are included in "Other."

Individual marketable securities are written down when a substantial decline in fair value of such securities is deemed to be other than temporary. For the years ended March 31, 2004, 2005 and 2006, no impairment losses were recorded with respect to marketable securities. A decline in fair value is determined to be substantial and other than temporary in principle when the fair value declines by 30% or more compared to the acquisition cost.

Securities whose fair value was not readily determinable as of March 31, 2004, 2005 and 2006, were mainly as follows:

	Carrying Amount			
	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Available-for-sale:				
Japanese unlisted bonds	¥ 35,106	¥ 53,535	¥ 68,228	$581,066
Japanese stocks	1,559	1,330	37,123	316,159
Beneficial interests in loan trust	6,793	9,200	12,041	102,549
Investments in partnerships		44,065	58,591	498,994
Foreign securities	108,503	122,565	101,808	867,045

The Bank changed its intent with respect to certain "Available-for-sale securities" totalling ¥3,307 million ($28,172 thousand) and classified them as "Trading securities" in the year ended March 31, 2006. This resulted in an increase in income before income taxes and minority interests of ¥372 million ($3,172 thousand).

Securities received under unsecured lending agreements or with cash collateral, and securities received under repurchase agreements, which permit borrowers to sell or repledge such securities received, amounted to ¥145,691 million, ¥195,600 million and ¥300,860 million ($2,562,263 thousand) as of March 31, 2004, 2005 and 2006, respectively. Loaned securities under such agreements amounted to ¥31,881 million and ¥17,835 million as of March 31, 2004 and 2005, respectively. There were no loaned securities under such agreements as of March 31, 2006.

Proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	*2006*
Proceeds from sales	¥887,557	¥569,325	¥1,162,564	*$9,900,904*
Gross realized gains	2,897	6,314	18,407	*156,764*
Gross realized losses	4,589	1,304	6,976	*59,411*

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity as of March 31, 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
March 31, 2006	Available-for-Sale	Held-to-Maturity	*Available-for-Sale*	*Held-to-Maturity*
Due in one year or less	¥ 635,985		*$ 5,416,332*	
Due after one year through five years	295,689	¥29	*2,518,224*	*$255*
Due after five years through ten years	95,305		*811,666*	
Due after ten years	227,753		*1,939,648*	
Total	¥1,254,734	¥29	*$10,685,870*	*$255*

The carrying values and related valuation gains (losses) for trading securities as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	*2006*
Carrying value	¥402,444	¥328,109	¥138,768	*$1,181,814*
Valuation gains (losses)	(500)	3,429	15,061	*128,269*

6. Money Held in Trust

The carrying values and related valuation gains for money held in trust classified as trading purpose as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	*2006*
Carrying value	¥344	¥2,385	¥5,806	*$49,454*
Valuation gains		39		

The cost and carrying values for other money held in trust as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	*2006*
Cost			¥499	*¥4,257*
Carrying value			499	*4,251*

7. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	*2006*
Bills discounted	¥ 6,310	¥ 6,181	¥ 3,445	*$ 29,347*
Loans on notes	416,967	291,925	263,883	*2,247,350*
Loans on deeds	2,359,561	2,176,465	2,587,487	*22,036,174*
Overdrafts	182,713	191,817	281,437	*2,396,848*
Total	¥2,965,552	¥2,666,389	¥3,136,255	*$26,709,719*

The following risk-monitored loans were included in loans and bills discounted as of March 31, 2004, 2005 and 2006:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	*2006*
Loans to bankrupt borrowers	¥11,517	¥ 2,367	¥ 3,077	*$ 26,209*
Past due loans	66,038	88,264	18,268	*155,586*
Loans overdue for three months or more		46		
Restructured loans	11,374	8,857	5,004	*42,621*
Total	¥88,930	¥99,535	¥26,350	*$224,416*

The above amounts are stated after write-offs of uncollectible amounts but before deduction of the reserve for possible loan losses.

Loans to bankrupt borrowers are loans to borrowers who are legally bankrupt and are placed on non-accrual status.

Past due loans are non-accrual loans on which accrued interest income is not recognized, excluding loans to bankrupt borrowers and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties. Past due loans include loans to borrowers who are in danger of bankruptcy and *de facto* bankrupt under the self-assessment guidelines.

Loans overdue for three months or more are accruing loans for which principal or interest remains unpaid for at least three months, excluding loans to bankrupt borrowers and past due loans.

Restructured loans are loans where lending conditions are relaxed, such as by reducing the interest rate, or by forbearing interest payments or principal repayments to support the borrower's recovery, excluding loans to bankrupt borrowers, past due loans and loans overdue for three months or more.

Under the articles of "Warranty of Loan-Related Assets" described in the Stock Purchase Agreement regarding the transfers of the Bank's shares as of June 30, 2000, the Bank was entitled to exercise its cancellation right to return certain problem loans to the Deposit Insurance Corporation of Japan (the "DIC") through September 30, 2003. The problem loans for which the Bank exercised its cancellation right amounted to ¥24,837 million, ¥29,527 million and ¥26,631 million ($226,804 thousand) as of March 31, 2004, 2005 and 2006, respectively. Though the Bank had not returned such problem loans to the DIC, the DIC acknowledged its obligation under the cancellation right. Accordingly, such problem loans were excluded from the above amounts of the risk monitored loans.

Overdraft contracts and contracts for loan commitments are those by which the Bank is bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥349,720 million, ¥362,407 million and ¥657,801 million ($5,602,127 thousand) as of March 31, 2004, 2005 and 2006, respectively. ¥300,891 million, ¥272,305 million and ¥474,791 million ($4,043,529 thousand) of these

amounts relate to contracts with original contractual terms of one year or less as of March 31, 2004, 2005 and 2006, respectively.

The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥100,000 million, ¥100,000 million and ¥50,000 million ($425,822 thousand) as of March 31, 2004, 2005 and 2006, respectively. Subordinated certificates retained and recorded as loans and bills discounted by the Bank amounted to ¥34,400 million, ¥34,603 million and ¥17,378 million ($148,000 thousand) as of March 31, 2004, 2005 and 2006, respectively.

Bills discounted are accounted for as financing transactions in accordance with the JICPA Industry Audit Committee Report No. 24, although the Bank has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2004, 2005 and 2006 were ¥6,310 million, ¥6,181 million and ¥3,445 million ($29,347 thousand), respectively.

The outstanding amount which was accounted for as sales of loans to participants for loan participations in accordance with the JICPA Accounting Standard Committee Report No. 3 issued on June 1, 1995, was ¥74,799 million ($637,023 thousand) as of March 31, 2006.

8. Foreign Exchange

Foreign exchange as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			*Thousands of U.S. Dollars*
	2004	**2005**	**2006**	***2006***
Assets:				
Due from foreign banks	¥1,355	¥2,161	¥10,949	*$93,250*
Total	¥1,355	¥2,161	¥10,949	*$93,250*
Liabilities:				
Due to foreign banks	¥ 2	¥ 2	¥ 2	*$ 17*
Total	¥ 2	¥ 2	¥ 2	*$ 17*

9. Premises and Equipment

Accumulated depreciation amounted to ¥22,370 million, ¥22,183 million and ¥23,347 million ($198,839 thousand) as of March 31, 2004, 2005 and 2006, respectively

10. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets representing the Bank's right of indemnity from customers.

11. Reserve for Possible Loan Losses

Reserve for possible loan losses as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			*Thousands of U.S. Dollars*
	2004	**2005**	**2006**	***2006***
General reserve	¥127,623	¥ 95,927	¥62,677	*$533,788*
Specific reserve	33,960	36,523	18,653	*158,862*
Reserve for loans to restructuring countries	663	683	355	*3,030*
Total	¥162,247	¥133,133	¥81,686	*$695,680*

12. Collateral

The carrying amounts of assets pledged as collateral and the collateralized debt as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Assets pledged as collateral:				
Loans and bills discounted	¥334,885	¥277,055	¥243,977	$2,077,816
Securities	290,970	382,340	393,355	3,349,990
Trading assets	207,644	133,605		
Total	¥833,501	¥793,001	¥637,333	$5,427,806
Collateralized debts:				
Deposits	¥ 30,000	¥ 30,000	¥ 20,000	$ 170,329
Borrowed money	100	100	100	852
Call money and bills sold	228,500	153,400	171,700	1,462,271
Payables under repurchase agreements	131,598	183,824	49,788	424,020
Payables under securities lending transactions	65,006	72,756	206,654	1,759,958
Total	¥455,204	¥440,081	¥448,242	$3,817,430

In addition, the following assets were pledged or deposited as margin money for future trading and collateral for transactions including exchange settlements and derivatives as of March 31, 2004, 2005 and 2006:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Securities	¥128,333	¥127,940	¥105,884	$901,762
Deposits with banks			1,630	13,882
Total	¥128,333	¥127,940	¥107,514	$915,644

13. Deposits

Deposits as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Current deposits	¥ 108,014	¥ 44,002	¥ 100,644	$ 857,131
Ordinary deposits	434,930	297,588	326,919	2,784,191
Deposits at notice	23,401	13,088	25,489	217,082
Time deposits	1,450,231	1,469,497	1,818,761	15,489,370
Negotiable certificates of deposit	548,120	515,480	870,824	7,416,317
Other	23,332	34,936	53,667	457,057
Total	¥2,588,030	¥2,374,593	¥3,196,307	$27,221,148

14. Debentures

Debentures as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
One-year discount debentures	¥ 51,241	¥ 40,861	¥ 36,030	$ 306,853
One-year coupon debentures	261,550	26,900	76,050	647,676
Two-year coupon debentures	410,300	465,700	517,700	4,408,959
Three-year coupon debentures	100,650	39,850	106,750	909,130
Five-year coupon debentures	231,231	274,681	323,800	2,757,625
Total	¥1,054,973	¥847,993	¥1,060,331	$9,030,243

Annual maturities of debentures as of March 31, 2006 for the next five years and thereafter were as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 415,300	$3,536,879
2008	303,940	2,588,492
2009	185,004	1,575,579
2010	77,204	657,509
2011	78,878	671,765
2012 and thereafter	2	19
Total	¥1,060,331	$9,030,243

15. Borrowed Money

The weighted averaged annual interest rates applicable to borrowed money were 2.14%, 1.12% and 1.19% as of March 31, 2004, 2005 and 2006, respectively.

Borrowed money includes subordinated borrowings, which were ¥19,400 million and ¥5,400 million as of March 31, 2004 and 2005, respectively.

Annual maturities of borrowed money as of March 31, 2006 for the next five years and thereafter were as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 500	$ 4,258
2008	1,100	9,369
2009	1,015	8,644
2010	9,500	80,906
2011	14,500	123,488
2012 and thereafter	58,800	500,766
Total	¥85,415	$727,431

16. Other Assets and Liabilities

Other assets and liabilities as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Other assets:				
Accrued income	¥ 4,775	¥ 5,634	¥ 10,310	$ 87,811
Accounts receivables	17,550	1,318	61,762	525,995
Investments in partnerships	39,245	4,751	4,000	34,067
Derivative financial instruments	35,467	40,330	22,338	190,244
Financial stabilization fund	32,628	32,628	32,628	277,874
Deferred losses on hedging instruments			11,492	97,874
Advance payment in software development	326	1,358	5,116	43,578
Other	10,545	16,510	7,832	66,708
Total	¥140,538	¥102,531	¥155,481	$1,324,151
Other liabilities:				
Accrued expenses	¥ 11,018	¥ 15,636	¥ 23,817	$ 202,838
Borrowed bond trading	69,497			
Derivatives other than for trading	14,083	14,430	17,770	151,345
Deferred gains on hedging instruments	15,980	9,569		
Matured debentures	28,332	23,652	20,500	174,594
Other	45,645	62,325	84,199	717,076
Total	¥184,557	¥125,614	¥146,288	$1,245,853

17. Liability for Employees' Retirement Benefits

The Bank has employees' retirement benefits plans. Such retirement benefits are made in the form of a lump-sum severance payment from the Bank and annuity payments from trustees.

The liability for employees' retirement benefits plans as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Projected benefit obligation	¥ 40,859	¥ 38,860	¥ 38,893	$ 331,232
Fair value of plan assets	(18,839)	(16,751)	(20,404)	(173,773)
Unrecognized prior service cost	3,066	1,321	1,132	9,643
Unrecognized actuarial loss	(5,832)	(7,969)	(3,289)	(28,012)
Net liability	¥ 19,253	¥ 15,460	¥ 16,331	$ 139,090

Note:

1. Certain subsidiaries apply the simplified method for the calculation of liability for employees' retirement benefits, which allows certain small-sized plans to use certain proxy measures instead of strict actuarial computations.

In accordance with the enactment of the Defined Benefit Enterprise Pension Plan Law, the Bank obtained an approval from the Minister of Health, Labor and Welfare for the transfer of past retirement benefit obligations with respect to the substitutional portion of the Employees' Pension Fund of Japanese Government on January 1, 2005. The Bank derecognized the past retirement benefit obligations and related plan assets and recognized a gain of ¥4,492 million, which was recorded as "Other income" for the year ended March 31, 2005.

The components of net periodic benefit costs of the employees' retirement benefits plans for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Service cost	¥1,405	¥1,216	¥1,483	$12,632
Interest cost	933	931	739	6,300
Expected return on plan assets	(476)	(323)	(461)	(3,927)
Amortization of prior service cost	(297)	(299)	(188)	(1,607)
Recognized actuarial loss	2,240	1,790	2,879	24,526
Others			78	668
Net periodic retirement benefit costs	¥3,806	¥3,316	¥4,531	$38,592

Notes:

1. All retirement benefit costs are classified as service cost for the subsidiaries applying the simplified method.
2. Other than those above, extra retirement benefits of ¥9 million and ¥1,264 million ($10,765 thousand) were expensed for the years ended March 31, 2004 and 2006, respectively. No extra retirement benefits were expensed for the year ended March 31, 2005.

Assumptions used for the years ended March 31, 2004, 2005 and 2006, were as follows:

	2004	2005	2006
Discount rate	2.4%	1.9%	1.9%
Expected rate of return on plan assets			
Corporate pension fund system	—	—	2.8%
Approved retirement annuities	0.5%	0.2%	—
Fund of welfare pension	3.5%	2.0%	—
Amortization period of prior service cost	9-12 years as average remaining service period	9-12 years as average remaining service period	9 years as average remaining service period
Recognition period of actuarial gain or loss	5 years or average remaining service period if less than 5 years	5 years or average remaining service period if less than 5 years	5 years or average remaining service period if less than 5 years

18. Stockholders' Equity

(1) Capital Stock and Capital Surplus

Through May 1, 2006, Japanese companies were subject to the Commercial Code of Japan (the "Code").

The Code required that all capital shares be issued with no par value and at least 50% of the issue price of new shares was required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permitted Japanese companies, upon approval of the Board of Directors, to issue shares to existing stockholders without being considered as a stock split. Such issuance of shares generally did not give rise to changes within the stockholders' accounts.

The Code permitted the transfer of additional paid-in capital and legal reserve to stated capital by a resolution of the Board of Directors. The Code also permitted the transfer of unappropriated retained earnings, available for dividends, to stated capital by a resolution of the stockholders.

The Code allowed Japanese companies to purchase treasury stock by a resolution of the stockholders at the general stockholders' meeting and to dispose of such treasury stock by a resolution of the Board of Directors. The purchased amount of treasury stock could not exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general stockholders' meeting.

Capital stock as of March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Common stock—authorized, 5,189,000 thousand shares and outstanding, 2,834,870 thousand shares	¥147,745	¥147,745	¥147,745	*$1,258,262*
Preferred stock—authorized, 76,144 thousand shares; issued and outstanding, 48,144 thousand shares of Class A Series 4 preferred stock	12,036	12,036	12,036	*102,504*
Preferred stock—authorized, 867,000 thousand shares; issued and outstanding, 866,667 thousand shares of Class C Series 5 preferred stock	260,000	260,000	260,000	*2,214,274*
Total	¥419,781	¥419,781	¥419,781	*$3,575,040*

The amounts of treasury stock were less than one million yen at March 31, 2004, 2005, and 2006. The number of treasury shares at March 31, 2004, 2005 and 2006 was 705 shares.

The Class A Series 4 preferred stock was issued as non-voting, non-cumulative preferred stock at ¥500 per share which is convertible into shares of common stock. The conversion rate for the Class A Series 4 preferred stock is 5 shares of the common stock for each share of the Class A Series 4 preferred stock. Shares of the Class A Series 4 preferred stock are convertible on or after October 1, 1998, and up to March 31, 2018, at the option of the preferred stockholder. The Class A Series 4 preferred stockholder shall be entitled, in priority to any payment of dividends on shares of common stock, to a dividend of ¥5 per share annually (if interim dividends are paid, such interim dividend will be ¥2.5 per share).

Unless previously converted at the option of the preferred stockholder, all outstanding shares of Class A Series 4 preferred stock will be mandatorily exchanged for fully paid shares of common stock on April 1, 2018, at the number of shares of common stock calculated by the average market price per share during a certain period preceding April 1, 2018. If the Bank does not list its shares on a stock exchange, the number of issued common shares will be calculated by net assets per share. The Class A Series 4 preferred stockholder receives a liquidation preference of ¥500 per share and does not have the right to participate in any further liquidation distribution.

The Class C Series 5 preferred stock was issued as non-voting, non-cumulative preferred stock at ¥300 per share, which is convertible into shares of common stock. The initial conversion price is ¥225 per share. The conversion price to the common stock is to be modified on October 3 annually from 2006 between ¥225 per share and ¥270 per share based on its market price. Shares of the Class C Series 5 preferred stock are convertible on or after October 3, 2005, and up to October 3, 2012, at the option of the preferred stockholder. If the Bank does not list its shares on a stock exchange, the conversion price to the common stock is to be modified based on net assets per share of the Bank. The Class C Series 5 preferred stockholder shall be entitled, in priority to any payment of dividends on shares of common stock, to a dividend of ¥3.72 per share annually (if interim dividends are paid, such interim dividend will be ¥1.86 per share).

Unless previously converted at the option of the preferred stockholder, all outstanding shares of Class C Series 5 preferred stock will be mandatorily exchanged for fully paid shares of common stock on October 2, 2012, at the number of shares of common stock calculated by the average market price per share during a certain period preceding October 3, 2012. If the Bank does not list its shares on a stock exchange, the number of issued shares of common stock will be calculated by net assets per share. The Class C Series 5 preferred stockholder receives a liquidation preference of ¥300 per share and does not have the right to participate in any further liquidation distribution.

(2) Retained Earnings

Under the Banking Law of Japan, an amount equivalent to at least 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the stated capital may be available for dividends by resolution of the stockholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposed certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥188,701 million ($1,607,062 thousand) as of March 31, 2006, based on the amount recorded in the Bank's general books of account.

Dividends were approved by the stockholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends could also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

(3) New Company Law

On May 1, 2006, a new company law (the "Company Law") became effective, which reformed and replaced certain provisions of the Code with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below.

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the stockholders' meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the normal term of service of the directors is prescribed as one year rather than two years by its articles of incorporation, the Board of Directors may declare dividends (except for dividends-in-kind) if the company has prescribed so in its articles of incorporation.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to stockholders subject to certain limitations and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Company Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the stockholders, but the amount of equity after dividends must be maintained at no less than ¥3 million.

(b) Increases/Decreases and Transfers of Capital Stock, Reserve, and Surplus

The Banking Law of Japan, which is described in the first paragraph of *(2) Retained Earnings* above, applies and continue to be effective after May 1, 2006.

The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the stockholders.

(c) Treasury Stock and Treasury Stock Acquisition Rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the stockholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or direct deduction from stock acquisition rights.

On December 9, 2005, ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or as a line item separate from stockholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

19. Other Operating Income

Other operating income for the years ended March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			*Thousands of U.S. Dollars*
	2004	**2005**	**2006**	***2006***
Gain on sales of bonds	¥ 2,880	¥ 5,603	¥ 3,343	*$ 28,476*
Gains on foreign exchange transactions	2,347	2,832	3,738	*31,840*
Gain on derivatives	4,999			
Gain on redemption of bonds		12	2,533	*21,575*
Other	6,522	17,583	36,672	*312,318*
Total	¥16,748	¥26,031	¥46,288	*$394,209*

20. Other Income

Other income for the years ended March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Gain on sales of stocks and other securities	¥ 17	¥ 711	¥ 6,188	$ 52,702
Reversal of reserve for possible loan losses	22,672	25,115	46,930	399,681
Reversal of reserve for credit losses on off-balance-sheet instruments		6,141		
Gain on transfer of the substitutional portion of the governmental pension program		4,492		
Gain on sales of investments in consolidated subsidiaries		6,622		
Other	4,946	5,636	6,901	58,773
Total	¥27,637	¥48,721	¥60,019	$511,156

21. Other Operating Expenses

Other operating expenses for the years ended March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Amortization of debenture issuance costs	¥ 225	¥ 190	¥ 203	$ 1,735
Loss on sales of bonds	4,586	1,304	6,890	58,680
Loss on derivatives		208	508	4,328
Other	474	1,896	1,085	9,241
Total	¥5,286	¥3,599	¥8,687	$73,984

22. Other Expenses

Other expenses for the years ended March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Provision for reserve for credit losses on off-balance-sheet instruments	¥ 7,268		¥ 209	$ 1,780
Write-off of claims	8,737	¥5,226	6,310	53,744
Loss on sales of stocks and other securities	2		85	731
Loss on write-down of stocks	10	2	58	500
Loss on disposal of premises and equipment	165	62	673	5,733
Extraordinary depreciation expense			569	4,853
Other	21,915	4,287	7,853	66,881
Total	¥38,101	¥9,579	¥15,760	$134,222

23. Income Taxes

The Bank and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of 43.7%, 40.6% and 40.6% for the years ended March 31, 2004, 2005 and 2006, respectively.

The Group files a tax return under the consolidated corporate tax system which allows companies to base tax payments on the combined profits or losses of the Bank and its wholly owned domestic subsidiaries.

The normal effective statutory tax rate was reduced from 43.7% to 40.6% effective from April 1, 2004. The effective rate reduction was the combined result of the abolition of the extra surcharge tax related to the initial filings of the consolidated corporate tax system and the enactment of the "Revision of the Law regarding Regional Taxation, etc." on March 31, 2003, which amended the elements included in the tax basis for enterprise taxes effective from April 1, 2004, by requiring the "added value" and "amount of capital," as defined, in addition to the "income." Effective from April 1, 2004, the "added value" and "amount of capital" portions of the enterprise tax are included in "General and administrative expenses" on the consolidated statements of income in accordance with the Practical Issues No. 12, "Practical treatment of Presentation of External Standards Taxation portion of Enterprise Taxes on the Statement of Operations," issued by ASBJ.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Deferred tax assets:				
Tax loss carryforwards	¥ 269,103	¥ 90,846	¥ 68,547	*$ 583,782*
Loss on devaluation of securities	23			
Reserve for possible loan losses	49,867	51,986	29,327	*249,768*
Other	26,832	26,101	31,953	*272,132*
Less valuation allowance	(331,169)	(153,464)	(102,204)	*(870,422)*
Total	¥ 14,656	¥ 15,469	¥ 27,624	*$ 235,260*
Deferred tax liabilities:				
Net unrealized gain on available-for-sale securities	¥ (2,332)	¥ (1,322)		
Net deferred tax assets	¥ 12,323	¥ 14,147	¥ 27,624	*$ 235,260*

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2004, 2005 and 2006, is as follows:

	2004	2005	2006
Normal effective statutory tax rate	43.7%	40.6%	40.6%
Expenses not deductible for income tax purposes	(0.1)	(0.2)	(0.0)
Valuation allowance	(44.7)	(39.0)	(50.5)
Other—net	2.4	(1.5)	(0.3)
Actual effective tax rate	1.3%	(0.1)%	(10.2)%

As of March 31, 2006, the Bank and a consolidated subsidiary have tax loss carryforwards which are available to be offset against taxable income in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year ending March 31,	Millions of Yen	*Thousands of U.S. Dollars*
2009	¥ 5,171	*$ 44,039*
2010	61,297	*522,039*
2011	101,926	*868,052*
2013	157	*1,340*
Total	¥168,552	*$1,435,470*

24. Lease Transactions

The Group leases certain equipment and other assets.

Lease payments under finance leases were ¥1,055 million, ¥1,290 million and ¥1,279 million ($10,899 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease and depreciation expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2004, 2005 and 2006, were as follows:

Pro forma amounts of acquisition costs, accumulated depreciation and net leased property as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen		
March 31, 2004	Equipment	Other	Total
Acquisition cost	¥4,458	¥11	¥4,469
Accumulated depreciation	2,511	10	2,521
Net leased property	¥1,946	¥ 1	¥1,948

	Millions of Yen		
March 31, 2005	Equipment	Other	Total
Acquisition cost	¥5,320	¥690	¥6,010
Accumulated depreciation	2,482	180	2,662
Net leased property	¥2,837	¥509	¥3,347

	Millions of Yen			*Thousands of U.S. Dollars*		
March 31, 2006	Equipment	Other	Total	*Equipment*	*Other*	*Total*
Acquisition cost	¥4,432	¥1,159	¥5,592	*$37,750*	*$9,876*	*$47,626*
Accumulated depreciation	2,192	407	2,599	*18,674*	*3,468*	*22,142*
Net leased property	¥2,239	¥ 752	¥2,992	*$19,076*	*$6,408*	*$25,484*

Pro forma amounts of obligations under finance leases as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			*Thousands of U.S. Dollars*
	2004	2005	2006	*2006*
Due within one year	¥ 808	¥1,277	¥1,276	*$10,869*
Due after one year	1,140	2,078	1,730	*14,736*
Total	¥1,948	¥3,355	¥3,006	*$25,605*

Pro forma amounts of depreciation expense under finance leases for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Depreciation expense	¥1,055	¥1,278	¥1,263	$10,757

Depreciation expense is calculated using the straight-line method with zero residual value.

The amounts of acquisition cost, obligations and depreciation expense include interest expense, due to its immateriality.

The minimum rental commitments under noncancelable operating leases as of March 31, 2004, 2005 and 2006, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Due within one year	¥7	¥10	¥34	$297
Due after one year	—	0	10	92
Total	¥7	¥10	¥45	$389

25. Derivatives

a. *Derivatives Transactions*

Type of derivative financial instruments dealt

Derivative positions in the Bank involve interest rate-related transactions (such as interest rate futures, interest rate options and interest rate swaps), currency-related transactions (such as currency swaps, foreign exchange forward contracts and currency options), stock and bond-related futures and options, and credit derivatives and others.

Policy and purpose to use derivatives

Derivative activities are significant to the Bank's business operations. The Bank has been using derivatives actively, while controlling the various risks of derivatives, such as market and credit risks. The purpose of its use of derivatives is to offer customers products to hedge market risks such as interest rate risk and foreign exchange risk and to take proprietary trading positions by exploiting short-term fluctuations and differences across markets in interest rates, foreign exchange rates, securities prices and other factors. In order to stabilize and maximize earnings, the Bank also uses derivatives in ALM operations, helping to maintain interest rate risk and other risks of on-balance-sheet assets and liabilities at an appropriate level.

As regards hedging activities to control interest rate risk arising from financial assets and liabilities, the Bank uses the deferral method of hedge accounting, in accordance with the general requirements of the JICPA Industry Audit Committee Report No. 24. The effectiveness of hedging for the purpose of offsetting market fluctuation is assessed as follows: the Bank specifies the items to be hedged such as deposits or loans and the hedging instruments to be used such as interest rate swaps and divides them into groups by remaining periods to maturity, and evaluates the hedging effectiveness within each group.

Risk associated with derivatives

The two most significant derivatives-related risks are market and credit risks. Market risk can result in loss due to the volatility of factors such as interest rates and foreign exchange rates. Credit risk occurs when the counterparties to a transaction fail to fulfill their obligations under a contract.

Risk control system for derivatives

The Bank strives to develop and maintain a proper risk control system to avert unexpected losses and to pursue reliable and sound business operations whereby the Bank takes risks commensurate with its financial strength to earn profits.

The Bank's basic philosophy of risk control is documented in the "Master Policy for Risk Management." The Board of Directors establishes a basic framework of risk control, and within that framework responsible divisions control various risks, including market risk and credit risk. In addition, the Risk Management Division manages market risk, operational risk, and other related risks, and the Credit Risk Management Division manages credit risk, in accordance with the characteristics of each risk type. The Internal Audit Division audits the appropriateness and effectiveness of the risk control system.

The Board of Directors, the Management Committee and the other committees are informed about the risks by the responsible divisions and use this information for management decisions in order to maintain and improve the risk control system. The Internal Audit Division and the Credit Audit Division report their audit results to the Board of Directors or such committees.

For market risk, the maximum estimated loss is calculated on a daily basis using the value-at-risk method and the result is monitored based on specified limits. If an actual loss exceeds a maximum estimate, causal analysis is conducted.

As to credit risk, the exposure is calculated by the current exposure method, the sum of the replacement cost and the potential cost in connection with expected changes in market conditions, and is controlled together with credit risk related to on-balance-sheet transactions such as lending. These risks are managed in line with internal regulations.

Supplementation to market-value calculation

OTC derivatives in the trading account are valued in accordance with internal rules established in line with the Long-term Credit Bank Law Enforcement Regulations.

b. Fair Value of Derivatives Transactions

The Group had the following derivatives contracts, which were quoted on listed exchanges, outstanding as of March 31, 2004, 2005 and 2006:

	Millions of Yen			*Thousands of U.S. Dollars*		
March 31, 2004	Contract or Notional Amount	Fair Value	Valuation Gain (Loss)	*Contract or Notional Amount*	*Fair Value*	*Valuation Gain (Loss)*
Interest rate contracts:						
Futures written	¥275,601	¥(221)	¥(221)			
Futures purchased	273,102	302	302			
Bonds contracts:						
Futures written	2,914	(74)	(74)			
Futures purchased	19,044	7	7			
March 31, 2005						
Interest rate contracts:						
Futures written	¥ 56,526	¥ (48)	¥ (48)			
Futures purchased	37,397	39	39			
Options written	53,700	0	1			
Options purchased	53,700	1	(2)			
Bonds contracts:						
Futures written	9,885	(90)	(90)			
Futures purchased	4,742	26	26			
Futures options written	3,000	(4)	0			
Futures options purchased	2,000	7	(0)			
Equity contracts:						
Futures index written	754	(1)	(1)			
Futures index purchased	1,818	(15)	(15)			
Options index written	8,125	(109)	13			
Options index purchased	830	3	0			
March 31, 2006						
Interest rate contracts:						
Futures written	¥449,843	¥ 347	¥ 347	*$3,831,062*	*$ 2,959*	*$ 2,959*
Futures purchased	178,878	(254)	(254)	*1,523,410*	*(2,172)*	*(2,172)*
Options written	23,484	(2)	0	*200,000*	*(25)*	*8*
Bonds contracts:						
Futures written	177,979	624	624	*1,515,755*	*5,317*	*5,317*
Futures purchased	21,522	0	0	*183,294*	*3*	*3*
Futures options written	587	(1)	0	*5,000*	*(10)*	*1*
Futures options purchased	6,761	26	7	*57,582*	*222*	*60*

Notes:

1. Derivatives which qualify for hedge accounting are not included in the above table.
2. The contracts or notional amounts of derivatives which are shown in the above table do not necessarily represent the amounts exchanged by the parties and do not measure the exposure of the Group to credit or market risk.
3. Derivative transactions for trading purposes are stated at fair value in the accompanying consolidated financial statements.

The Group had the following derivatives contracts, which were not quoted on listed exchanges, outstanding as of March 31, 2004, 2005 and 2006:

	Millions of Yen			*Thousands of U.S. Dollars*		
March 31, 2004	Contract or Notional Amount	Fair Value	Valuation Gain (Loss)	*Contract or Notional Amount*	*Fair Value*	*Valuation Gain (Loss)*
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating	¥ 9,422,587	¥115,752	¥ 48,930			
Receive floating and pay fixed	9,266,196	(97,519)	(57,962)			
Receive floating and pay floating	29,710	(45)	(45)			
Other written	89,798	(102)	(157)			
Other purchased	55,147	674	584			
Foreign exchange contracts:						
Currency swaps	308,713	199	199			
Forward exchange contracts written	266,420	6,572	6,572			
Forward exchange contracts purchased	441,850	(6,527)	(6,527)			
Options written	142,191	(4,387)	1,977			
Options purchased	154,747	6,869	1,369			
Credit derivatives:						
written	137,347	2,825	2,825			
purchased	81,395	(570)	(570)			
March 31, 2005						
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating	¥11,058,909	¥119,734	¥ 76,050			
Receive floating and pay fixed	11,013,258	(98,984)	(73,124)			
Receive floating and pay floating	260,303	156	156			
Other written	126,627	(136)	(136)			
Other purchased	45,055	221	221			
Foreign exchange contracts:						
Currency swaps	686,076	501	501			
Forward exchange contracts written	216,176	(1,715)	(1,715)			
Forward exchange contracts purchased	286,748	1,167	1,167			
Options written	255,283	(7,721)	3,854			
Options purchased	286,553	9,717	649			
Credit derivatives:						
written	268,272	2,786	2,786			
purchased	294,665	(1,413)	(1,413)			
March 31, 2006						
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating	¥10,363,458	¥ (47,906)	¥(47,906)	*$88,259,735*	*$(407,991)*	*$(407,991)*
Receive floating and pay fixed	10,898,034	68,654	68,654	*92,812,421*	*584,696*	*584,696*
Receive floating and pay floating	568,077	70	70	*4,838,000*	*596*	*596*
Other written	319,151	(850)	(850)	*2,718,034*	*(7,245)*	*(7,245)*
Other purchased	117,842	611	611	*1,003,594*	*5,207*	*5,207*
Foreign exchange contracts:						
Currency swaps	1,173,253	(474)	(474)	*9,991,941*	*(4,045)*	*(4,045)*
Forward exchange contracts written	189,335	(5,105)	(5,105)	*1,612,466*	*(43,478)*	*(43,478)*
Forward exchange contracts purchased	286,403	13,526	13,526	*2,439,135*	*115,201*	*115,201*
Options written	300,706	(11,973)	1,067	*2,560,946*	*(101,970)*	*9,090*
Options purchased	347,798	6,727	(3,406)	*2,962,001*	*57,295*	*(29,011)*
Commodity derivatives:						
Commodity swaps:						
Receive fixed and pay floating	322	(1)	(1)	*2,746*	*(13)*	*(13)*
Receive floating and pay fixed	312	10	10	*2,664*	*92*	*92*
Credit derivatives:						
written	459,577	1,928	1,928	*3,913,964*	*16,427*	*16,427*
purchased	505,070	(1,501)	(1,501)	*4,301,399*	*(12,791)*	*(12,791)*

Notes:

1. Derivatives which qualify for hedge accounting are not included in the above table.

2. The contracts or notional amounts of derivatives which are shown in the above table do not necessarily represent the amounts exchanged by the parties and do not measure the exposure of the Group to credit or market risk.

3. Derivative transactions for trading purposes are stated at fair value in the accompanying consolidated financial statements.

26. Per Share of Common stock

The reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2004, 2005 and 2006, is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year ended March 31, 2004	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common stockholders	¥ 27,066	2,834,870	¥ 9.54	
Effect of dilutive securities—Preferred stocks	3,464	1,396,276		
Diluted EPS—Net income for computation	¥ 30,530	4,231,146	¥ 7.21	
Year ended March 31, 2005				
Basic EPS—Net income available to common stockholders	¥ 86,428	2,834,870	¥30.48	
Effect of dilutive securities—Preferred stocks	3,464	1,396,276		
Diluted EPS—Net income for computation	¥ 89,893	4,231,146	¥21.24	
Year ended March 31, 2006				
Basic EPS—Net income available to common stockholders	¥116,650	2,834,870	¥41.14	*$0.35*
Effect of dilutive securities—Preferred stocks	3,464	1,396,276		
Diluted EPS—Net income for computation	¥120,114	4,231,146	¥28.38	*$0.24*

27. Segment Information

a. Business Segment Information

The Group is engaged in banking activities and other activities such as trust and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

b. Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

c. Foreign Operating Income

The composition of this volume of transactions did not reach 10% of operating income, therefore, foreign operating income segment information is not presented.

28. Subsequent Events

a. Appropriation of Retained Earnings

The following appropriation of retained earnings as of March 31, 2006 was approved at the general stockholders' meeting held on June 23, 2006:

	Millions of Yen	*Thousands of U.S. Dollars*
Appropriations—Legal reserve	¥3,646	*$31,059*
Year-end dividends:		
Class A Series 4 preferred stock, ¥5.00 ($0.04) per share	240	*2,050*
Class C Series 5 preferred stock, ¥3.72 ($0.03) per share	3,224	*27,457*
Common stock, ¥0.89 ($0.01) per share	2,523	*21,487*
Total	¥9,634	*$82,053*

b. Reverse Stock Split

The Bank's common stockholders, Class A preferred stockholders and Class C preferred stockholders approved a 1-for-2 reverse stock split of each type of shares at the extraordinary meeting of stockholders held on August 8, 2006. Consequently, as of September 11, 2006, the capital stock of the Bank consisted of 1,417,435 thousand shares of common stock, 24,072 thousand shares of Class A preferred stock and 433,333 thousand shares of Class C preferred stock. The Bank's common stockholders approved the amendments of the conversion terms, liquidation preference and preferential annual dividend per share of preferred stock simultaneously at the extraordinary meeting of stockholders. Terms of such amendments are as follows:

- For Class A preferred stock, the conversion terms are not changed. The liquidation preference per share is changed to ¥1,000 from ¥500. The preferential dividend per share payable annually is changed to ¥10 from ¥5 (including the interim dividend, if any, which is changed to ¥5 from ¥2.5 per share).
- For Class C preferred stock, the minimum conversion price is changed to ¥450 from ¥225, and the maximum conversion price is changed to ¥540 from ¥270. The liquidation preference per share is changed to ¥600 from ¥300. The preferential dividend per share payable annually is changed to ¥7.44 from ¥3.72 (including the interim dividend, if any, which is changed to ¥3.72 from ¥1.86 per share).

REGISTERED OFFICE OF AOZORA

Aozora Bank, Ltd.
3-1, Kudan-minami 1-chome
Chiyoda-ku, Tokyo, 102-8660
Japan

TRANSFER AGENT

The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8233
Japan

LEGAL ADVISORS TO AOZORA

as to Japanese law

Nishimura & Partners
Ark Mori Building
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6029
Japan

as to U.S. law

Davis Polk & Wardwell
Izumi Garden Tower, 33rd Floor
6-1, Roppongi 1-chome
Minato-ku, Tokyo 106-6033
Japan

LEGAL ADVISORS TO THE INTERNATIONAL MANAGERS

as to Japanese law

Nagashima Ohno & Tsunematsu
Kioicho Building
3-12, Kioicho
Chiyoda-ku, Tokyo 102-0094
Japan

as to U.S. law

Simpson Thacher & Bartlett LLP
Ark Mori Building, 37th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6037
Japan

INDEPENDENT AUDITORS

Deloitte Touche Tohmatsu
(a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan


AOZORA BANK